EXHIBIT T3E-1

Solicitation Version

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE Southern District of Texas
HOUSTON DIVISION

)
In re:	)	Chapter 11
)
DIAMOND SPORTS GROUP, LLC, et al.,[1]	)	Case No. 23-90116 (CML)
)
Debtors.	)	(Jointly Administered)
)

DISCLOSURE STATEMENT FOR
THE DEBTORS’ JOINT CHAPTER 11 PLAN of Reorganization

1	A complete list of each of the Debtors in the Chapter 11 Cases may be obtained on the website of the Debtors’ claims and noticing agent at https://cases.ra.kroll.com/DSG. The Debtors’ service address for purposes of the Chapter 11 Cases is: c/o Diamond Sports Group, LLC, 3003 Exposition Blvd., Santa Monica, CA 90404.

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
Brian S. Hermann (admitted pro hac vice)
Andrew M. Parlen (admitted pro hac vice)
Joseph M. Graham (admitted pro hac vice)
Alice Nofzinger (admitted pro hac vice)
1285 Avenue of the Americas
New York, New York 10019
Telephone: (212) 373-3000
Facsimile: (212) 757-3990

Porter Hedges LLP
John F. Higgins (TX Bar No. 09597500)

M. Shane Johnson (TX Bar No. 24083263)

Megan Young-John (TX Bar No. 24088700)

Bryan L. Rochelle (TX Bar No. 24107979)
1000 Main St., 36th Floor

Houston, Texas 77002
Telephone: (713) 226-6000
Facsimile: (713) 226-6248

Counsel to the Debtors and Debtors in

Possession

WILMER CUTLER PICKERING HALE AND DORR LLP
Andrew N. Goldman (admitted pro hac vice)
Benjamin W. Loveland (admitted pro hac vice)
Lauren R. Lifland (admitted pro hac vice)
250 Greenwich Street
New York, New York 10007
Telephone: (212) 230-8800
Facsimile: (212) 230-8888

Section 327(e) Counsel to the Debtors and Debtors in Possession

Dated: April 17, 2024

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RECOMMENDATION BY THE DSG BOARD

The Board of Managers (the “DSG Board”) of Diamond Sports Group, LLC (“DSG”) and the board of directors, managers, members, or partners, as applicable, of each of its affiliated debtors and debtors in possession (collectively, the “Debtors” or “Diamond”) have approved the transactions contemplated by the Plan[2] and recommend that all holders (“Holders”) of Claims whose votes are being solicited submit ballots (“Ballots”) to accept the Plan.

As of the date hereof, Holders of over 94% of the First Lien Claims, over 95% of the Second Lien Claims, and 96% of the Unsecured Notes Claims have already agreed, subject to the terms and conditions of the RSA, to vote in favor of the Plan.

RECOMMENDATION BY THE UCC

The UCC is a party to the RSA, supports confirmation of the Plan, and recommends that all Holders of unsecured claims in the Voting Classes vote to accept the Plan.

The deadline to vote to accept or reject the Plan is 4:00 p.m. (prevailing Central Time) on May 22, 2024 (the “Voting Deadline”). The record date for determining which Holders of Claims may vote on the Plan is April 15, 2024 (the “Record Date”).

DISCLOSURE STATEMENT

SOLICITATION OF VOTES ON

THE DEBTORS’ JOINT CHAPTER 11 PLAN OF REORGANIZATION

FROM HOLDERS OF CLAIMS IN THE FOLLOWING CLASSES:

Voting Class	Name of Class Under the Plan
Class 3	First Lien Claims
Class 4	Junior Funded Debt Claims
Class 6	General Unsecured Claims

April 17, 2024

[2]	Capitalized terms used but not otherwise defined in this Disclosure Statement will have the meanings ascribed to such terms in the Plan (as defined below). The summary of the Plan provided herein is qualified in its entirety by reference to the Plan. In the case of any inconsistency between this Disclosure Statement and the Plan, the Plan will govern.

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Only Holders of Claims in Class 3 (First Lien Claims), Class 4 (Junior Funded Debt Claims), and Class 6 (General Unsecured Claims) (the “Voting Classes”) are entitled to vote on the Plan and are being solicited to vote on the Plan under this Disclosure Statement.

The Plan provides that all Holders of Claims and Interests that (a) do not affirmatively opt out of the Third-Party Release contained in Article VIII.D of the Plan or (b) do not file an objection with the Bankruptcy Court that expressly objects to the inclusion of such Holder as a Releasing Party under the Third-Party Release contained in Article VIII.D of the Plan will be deemed to have expressly, unconditionally, generally, individually, and collectively consented to the release and discharge of all Claims and Causes of Action against the Debtors and the Released Parties. Any Holder of Claims or Interests that objects to or elects to opt out of the Third-Party Release set forth in Article VIII.D of the Plan will forgo the benefit of obtaining the releases set forth in Article VIII of the Plan.

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DISCLAIMERS

The Debtors are providing the information in this Disclosure Statement to Holders of certain Claims for the purpose of soliciting votes to accept or reject the Plan. The information included in this Disclosure Statement is provided solely for the purpose of soliciting votes under the Plan and should not be relied upon or used by any entity for any purpose other than to determine how to vote on the Plan. Before deciding whether to vote for or against the Plan, each Holder entitled to vote should carefully consider all of the information in this Disclosure Statement, including all attached exhibits and documents incorporated into this Disclosure Statement, as well as the risk factors described in Article VIII of this Disclosure Statement.

Upon confirmation of the Plan, the Securities described in this Disclosure Statement will be issued without registration under the U.S. Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the “Securities Act”), or similar U.S. federal, state, or local laws to persons resident or otherwise located in the United States in reliance on the exemption set forth in section 1145 of title 11 of the United States Code, 11 U.S.C. §§ 101–1532 (the “Bankruptcy Code”), Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, and/or other available exemption under the securities laws of the United States. Certain other Securities may be issued pursuant to other applicable exemptions under the U.S. federal and applicable state and local securities laws, as applicable. To the extent exemptions from registration under section 1145 of the Bankruptcy Code do not apply, the Securities may not be offered or issued to persons resident or otherwise located in the United States except pursuant to (i) an effective registration statement or (ii) an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In accordance with section 1125(e) of the Bankruptcy Code, a debtor or any of its agents that participates, in good faith and in compliance with the applicable provisions of the Bankruptcy Code, in the offer, issuance, sale, or purchase of a Security offered or sold under the plan of the debtor, of an affiliate participating in a joint plan with the debtor, or of a newly organized successor of the debtor under the plan is not liable, on account of such participation, for violation of any applicable law, rule, or regulation concerning the offer, issuance, sale, or purchase of Securities.

Neither the Plan nor any Securities to be issued pursuant to the Plan have been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or by any state securities regulatory authority or commission or similar public, governmental, or regulatory authority whether in the United States or elsewhere. This Disclosure Statement has not been filed for approval with the SEC or any state authority and neither the SEC nor any state authority has passed upon the accuracy or adequacy of the information contained in this Disclosure Statement or upon the merits of the Plan. Any representation to the contrary is a criminal offense in the United States. Neither the solicitation of votes on the Plan nor this Disclosure Statement constitutes an offer to sell or the solicitation of an offer to buy Securities in any state or jurisdiction in which such offer or solicitation is not authorized.

This Disclosure Statement contains “forward-looking statements.” Such forward-looking statements consist of any statement other than a recitation of historical fact

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and can be identified by the use of forward-looking terminology such as “will,” “may,” “expect,” “anticipate,” “believe,” “estimate,” “forecast,” “outlook,” “budget,” or “continue,” or the negative thereof, or other variations thereon or comparable terminology. The Debtors consider all statements regarding anticipated or future matters to be forward-looking statements.

The reader is cautioned that all forward-looking statements are necessarily speculative and based on estimates and assumptions, and that there are certain risks and uncertainties that could cause actual events or results to differ materially from those presented in such forward-looking statements, including, but not limited to, risks and uncertainties described in Article VIII of this Disclosure Statement—“Certain Risk Factors to Be Considered.” Statements concerning these and other matters are not guarantees of the Debtors’ or Reorganized Debtors’ future performance. There are assumptions, estimates, risks, uncertainties, and other important factors that could cause the Debtors’ and Reorganized Debtors’ actual performance and recoveries to Holders of Claims to be different from what is described herein, and the Debtors expressly disclaim any obligation to update the forward-looking statements, including projections, set forth herein, except as may be required by applicable law. The Liquidation Analysis, projections, and other information contained herein and attached hereto are estimates only, and the value of the property distributed to Holders of Allowed Claims may be affected by many factors that cannot be predicted. Therefore, any analyses, estimates, or recovery projections may or may not turn out to be accurate. Forward-looking statements should be evaluated in the context of the assumptions and estimates described herein.

This Disclosure Statement has been prepared pursuant to section 1125 of the Bankruptcy Code and Bankruptcy Rule 3016 and is not necessarily in accordance with federal or state securities laws or other similar laws.

The Debtors believe that the solicitation of votes on the Plan made by this Disclosure Statement, and the offer of certain new Securities that may be deemed to be made pursuant to the solicitation, are exempt from registration under the Securities Act and related state statutes by reason of the exemption provided by section 1145(a)(1) of the Bankruptcy Code, and that the offer of certain other new Securities are exempt from registration under the Securities Act and related state statutes pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, and it is expected that the offer and issuance of the Securities under the Plan will be exempt from registration under the Securities Act and related state statutes by reason of the applicability of section 1145(a)(1) of the Bankruptcy Code and Section 4(a)(2) of, and/or Regulation D under, the Securities Act.

To the extent that the Debtors rely on a private placement exemption from registration under the Securities Act for the offer and issuance of any Securities, those Securities will be subject to restrictions on transfer under the Securities Act and may only be resold or otherwise transferred pursuant to (i) an effective registration statement or (ii) an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

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No legal, financial, securities, tax, or business advice is provided to you by this Disclosure Statement. The Debtors urge each Holder of a Claim or Interest to consult with its own advisors with respect to any legal, financial, securities, tax, or business advice in reviewing this Disclosure Statement, the Plan, and each of the proposed transactions contemplated thereby. Furthermore, the Bankruptcy Court’s approval of the adequacy of disclosures contained in this Disclosure Statement does not constitute the Bankruptcy Court’s approval of the merits of the Plan or a guarantee by the Bankruptcy Court of the accuracy or completeness of the information contained herein. The Debtors recommend that potential recipients of any Securities issued pursuant to the Plan consult their own legal counsel concerning the securities laws governing the transferability of any such Securities.

This Disclosure Statement contains, among other things, a summary of the Plan, certain events leading up to, during, and expected to occur in the Debtors’ Chapter 11 Cases, and certain documents related to the Plan that are attached hereto, which are incorporated herein by reference, or that may be filed later with the Plan Supplement. Although the Debtors believe that these summaries are fair and accurate, these summaries are qualified in their entirety to the extent that the summaries do not set forth the entire text of such documents or relevant statutory provisions or every detail of such events, by reference to such documents or statutory provisions. In the event of any conflict, inconsistency, or discrepancy between a description in this Disclosure Statement and the terms and provisions of the Plan or any other documents, the Plan or such other documents will govern and control for all purposes. Except as otherwise specifically noted, factual information contained in this Disclosure Statement has been provided by the Debtors’ management. The Debtors do not represent or warrant that the information contained herein or attached hereto is without any inaccuracy or omission.

In preparing this Disclosure Statement, the Debtors relied on financial data derived from the Debtors’ books and records and on various assumptions regarding the Debtors’ business. The statements contained in this Disclosure Statement are made as of the date hereof unless otherwise specified, are based on the Debtors’ current beliefs, intentions, and expectations, and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in such statements, and the Debtors undertake no obligation to update any such statements. The Debtors’ management has reviewed the financial information provided in this Disclosure Statement. Although the Debtors sought to ensure the accuracy of this financial information and the Liquidation Analysis, the financial information and Liquidation Analysis contained in, or incorporated by reference into, this Disclosure Statement has not been and will not be audited (unless otherwise expressly provided herein), and no representations or warranties are made as to the accuracy of the financial information contained herein or assumptions regarding the Debtors’ business and its future results and operations. The Debtors expressly caution readers not to place undue reliance on any forward-looking statements contained herein.

Neither this Disclosure Statement, the Plan, the Confirmation Order, nor the Plan Supplement waive any rights of the Debtors with respect to Holders of Claims or Interests before the Effective Date. Rather, this Disclosure Statement shall constitute a statement made in settlement negotiations related to potential contested matters, potential adversary proceedings, and other pending or threatened litigation or actions.

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No reliance should be placed on the fact that a particular litigation claim or projected objection to a particular Claim is or is not identified in this Disclosure Statement. Except as provided under the Plan, the Debtors or the Reorganized Debtors may seek to investigate, file, and prosecute Claims and Causes of Action and may object to Claims after Confirmation of the Plan or the Effective Date irrespective of whether this Disclosure Statement identifies any such Claims or objections to Claims on the terms specified in the Plan.

Although the Debtors may subsequently update the information in this Disclosure Statement, the Debtors have no affirmative duty or obligation to update or otherwise revise such information, including any projections contained herein, to reflect events or circumstances existing or arising after the date hereof or to reflect the occurrence of unanticipated events or otherwise, unless instructed to do so by the Bankruptcy Court. Holders of Claims or Interests reviewing this Disclosure Statement should not infer that, at the time of their review, the facts set forth herein have not changed since this Disclosure Statement was sent. Information contained herein is subject to completion, modification, or amendment. The Debtors reserve the right to file an amended or modified Plan and related Disclosure Statement from time to time, subject to the terms of the RSA.

The Debtors have not authorized any other person or entity to give any information or advice in connection with the Plan or the Disclosure Statement other than that which is contained in the Plan or this Disclosure Statement. The Debtors have not authorized any representations concerning the Debtors or the value of their property other than as set forth in this Disclosure Statement.

Holders of Claims entitled to vote to accept or reject the Plan must rely on their own evaluation of the Debtors and their own analyses of the terms of the Plan in deciding whether to vote to accept or reject the Plan. Importantly, before deciding whether and how to vote on the Plan, each Holder of a Claim in a Voting Class should review the Plan in its entirety and consider carefully all of the information in this Disclosure Statement and any exhibits hereto.

If the Plan is confirmed by the Bankruptcy Court and the Effective Date occurs, all Holders of Claims or Interests (including those Holders of Claims who do not submit ballots to accept or reject the Plan, who vote to reject the Plan, or who are not entitled to vote on the Plan) will be bound by the terms of the Plan and the transactions contemplated thereby.

The Confirmation and effectiveness of the Plan are subject to certain material conditions precedent described herein and set forth in Article IX of the Plan. There is no assurance that the Plan will be confirmed, or if confirmed, that the conditions required to be satisfied for the Plan to become effective will be satisfied (or waived).

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TABLE OF CONTENTS

Page

Article I. INTRODUCTION		1
A.	Development of the Plan	2
B.	Plan Overview	5
C.	Entitlement to Vote; Estimated Recoveries Under the Plan	8
D.	Recommendation	9

Article II. OVERVIEW OF THE DEBTORS’ OPERATIONS		10
A.	The Debtors’ History	10
B.	The Debtors’ Business	12
C.	Management and Operation of the Debtors’ Business	17
D.	Prepetition Capital Structure	19

Article III. KEY EVENTS LEADING TO COMMENCEMENT OF CHAPTER 11 CASES		22
A.	Challenges Facing the Debtors’ Business	22
B.	March 2022 Transactions	24
C.	Retention of Professionals	24
D.	Prepetition Engagement with Creditors, Sinclair, and the Leagues	25
E.	Negotiations Regarding the Initial RSA	26
F.	Negotiations Regarding the Use of Cash Collateral	26

Article IV. THE CHAPTER 11 CASES		27
A.	Commencement of the Chapter 11 Cases	27
B.	Plan Exclusivity	31
C.	Investigation and Pursuit of Estate Causes of Action by the Debtors; Sinclair Disputes	32
D.	Addressing Issues with Teams, Leagues, and MVPDs	37
E.	Plan Development and RSA	45

Article V. SUMMARY OF PLAN		58
A.	Administrative and Priority Claims	58
B.	Classification, Treatment, and Voting of Claims and Interests	62
C.	Means for Implementation of the Plan	71
D.	Settlement, Release, Injunction, and Related Provisions	91
E.	Conditions Precedent to the Effective Date	99

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Article VI. VOTING PROCEDURES AND REQUIREMENTS		102
A.	Voting Instructions and Voting Deadline	102
B.	Voting Procedures	103
C.	Parties Entitled to Vote	104
D.	Ballots	104
E.	Fiduciaries and Other Representatives	105
F.	Agreements upon Furnishing Ballots	105
G.	Change of Vote	105
H.	Waivers of Defects, Irregularities, etc.	105
I.	Miscellaneous	106

Article VII. CONFIRMATION OF THE PLAN		106
A.	Confirmation Hearing	106
B.	Objections to Confirmation	106
C.	Requirements for Confirmation of the Plan	110

Article VIII. CERTAIN RISK FACTORS TO BE CONSIDERED		120
A.	Certain Bankruptcy Law Considerations	120
B.	Risks Relating to Recoveries Under the Plan and the Reorganized Debtors’ Business	125
C.	Factors Relating to Securities and Certain Other Debt to Be Issued Under the Plan Generally	135
D.	Additional Factors	139

Article IX. TRANSFER RESTRICTIONS AND CONSEQUENCES UNDER FEDERAL SECURITIES LAWS		140
A.	1145 Securities	140
B.	Private Placement Securities	143

Article X. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN		145
A.	U.S. Federal Income Tax Consequences to the Debtors	147
B.	Certain U.S. Federal Income Tax Consequences to U.S. Holders of Certain Allowed Claims	148
C.	Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders of Certain Allowed Claims	157
D.	Certain U.S. Federal Income Tax Consequences of the Litigation Trust and Holders of Litigation Trust Interests	160
E.	FATCA	162
F.	Information Reporting and Withholding on Distributions	163

Article XI. CONCLUSION AND RECOMMENDATION		163

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EXHIBITS

Exhibit A:     Debtors’ Joint Chapter 11 Plan of Reorganization

Exhibit B:     RSA

Exhibit C:     Liquidation Analysis

Exhibit D:     Financial Projections

Exhibit E:     Valuation Analysis

THE DEBTORS HEREBY ADOPT AND INCORPORATE EACH EXHIBIT ATTACHED TO THIS DISCLOSURE STATEMENT BY REFERENCE AS THOUGH FULLY SET FORTH HEREIN.

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Article I.
INTRODUCTION3

The Debtors submit this Disclosure Statement in connection with the solicitation of votes on the Debtors’ Joint Chapter 11 Plan of Reorganization, dated April 17, 2024 (as may be amended, restated, modified, or supplemented from time to time, the “Plan”), a copy of which is attached hereto as Exhibit A. The Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) on March 14 and 15, 2023 (the “Petition Date”). The Debtors’ chapter 11 cases (the “Chapter 11 Cases”) are jointly administered under Case No. 23-90116 (CML).

The Plan is the result of months of negotiations among Diamond, an ad hoc group of first lien lenders represented by Kramer Levin Naftalis & Frankel LLP and Centerview Partners LLC (the “First Lien Group”), an ad hoc group of secured lenders represented by Gibson Dunn & Crutcher LLP and Evercore Inc. (the “Second Lien Group”), an ad hoc group of crossholders of secured and unsecured debt represented by Paul Hastings LLP and PJT Partners, Inc. (the “Crossholder Group,” and, together with the First Lien Group and the Second Lien Group, the “Ad Hoc Groups”), Amazon.com Services LLC (“Amazon” or the “Strategic Investor”), the official committee of unsecured creditors (the “UCC”), Diamond’s commercial counterparties, and other parties in interest.4 These negotiations, the precursor of which began well before the Petition Date, ultimately were aided by Judge Marvin Isgur (the “Mediator”),5 and reflected the rapidly changing nature of Diamond’s business and the televised sports industry more generally, as discussed below.

The Plan contemplates the elimination of more than $8.5 billion of Diamond’s funded debt, the separation of Diamond from its parent company, Sinclair Broadcast Group, Inc. (“SBG”),6 the distribution of reorganized equity to certain of Diamond’s existing funded debt creditors in exchange for their debt, and a minority investment by Amazon in reorganized Diamond. Diamond also will enter into a go-forward commercial arrangement with Amazon pursuant to which Amazon Prime Video will become the Debtors’ primary partner through which customers will be able to purchase direct-to-consumer access to stream the Debtors’ local sports programming (the “Amazon Commercial Agreement”). This arrangement will make the Debtors’ content available for purchase on a direct-to-consumer basis to many more fans nationwide, and thereby support the Debtors’ future growth with audiences amid transition and uncertainty in the traditional

[3]	Capitalized terms used but not otherwise defined in this Article I will have the meanings ascribed to such terms elsewhere in this Disclosure Statement or in the Plan, as applicable.
[4]	While not all of these parties have committed to supporting the Plan, the negotiations with each of these parties were necessary predicates to the Debtors’ formulation of the Plan.
[5]	As discussed below, both Judge Isgur and Judge Jones were appointed as co-mediators in the Chapter 11 Cases, but Judge Jones ceased his role as mediator upon the announcement of his resignation from the bench on October 15, 2023.
[6]	Pursuant to the internal reorganization described in Article IV.C.1 below, Sinclair Broadcast Group, Inc. was converted to a limited liability company and renamed Sinclair Broadcast Group, LLC. As used herein, the term “SBG” refers to Sinclair Broadcast Group, Inc. before the internal reorganization and Sinclair Broadcast Group, LLC after the internal reorganization.

cable and satellite broadcast industries. All together, these transactions will position Diamond to continue to broadcast the games of its team and league partners for the benefit of sports fans in each of Diamond’s local markets.

The Plan also contemplates the distribution of $495 million of cash proceeds from the settlement of Diamond’s substantial litigation claims against certain parties, including SBG, certain of SBG’s affiliates and related individuals, Bally’s Corporation (“Bally’s”), JPMorgan Chase Funding Inc. (“JPMCFI”), and JP Morgan Chase & Co. (together with JPMCFI, “JPM”) (such settlement, the “Sinclair Settlement”). To the extent the proceeds of the Sinclair Settlement are not received, the Plan contemplates the creation of a litigation trust to pursue the Sinclair-Related Litigations.

Finally, in accordance with the UCC Settlement, the Plan provides for payment in full of all Allowed Go-Forward Trade Claims and, subject to Payment in Full (as defined in the DIP Order) of all First Lien Claims and the satisfaction of all DIP Claims, cash payments to Holders of Allowed General Unsecured Claims in an amount equal to the lesser of (i) $13 million and (ii) a dollar amount equal to a 6% recovery on an aggregate basis (the “Unsecured Claim Cash Distribution”).

The Debtors believe that the Plan is fair and equitable and maximizes value for all stakeholders. At this time, the Debtors believe the Plan is the best available option for the Debtors to successfully reorganize as a going concern with a significantly deleveraged balance sheet and well-positioned for growth in the ever-evolving sports broadcasting industry. The Debtors strongly recommend that you vote to accept the Plan.

A.	Development of the Plan

1.         The Initial RSA

For over two years, Diamond has negotiated with certain of its creditors to substantially deleverage its balance sheet, and with its league and team partners to attempt to secure the rights necessary to grow its direct-to-consumer (“DTC”) business in the face of a rapidly changing cable television ecosystem. After months of negotiations, on the Petition Date, Diamond signed a restructuring support agreement (the “Initial RSA”) with members of the Second Lien Group and the Crossholder Group. The members of the First Lien Group were not parties to the Initial RSA.

The Initial RSA included an agreement to equitize more than $8 billion of secured and unsecured debt and was predicated on (a) achieving consensus around an acceptable go-forward business plan for a reorganized Diamond to continue as a going concern, (b) leaving the First Lien Claims unimpaired and equitizing all junior debt, and (c) determining whether new money financing was necessary to fund that business plan and reaching agreement on the source of that financing.

The Initial RSA ultimately was not actionable because Diamond and the other parties to the Initial RSA were unable to reach agreement on an acceptable business plan that would leave the First Lien Claims unimpaired and could support an appropriate level of exit financing. This was due, in significant part, to the fact that Diamond was unable to obtain the necessary DTC rights from its league partners to maintain payments per its current rights agreements. Obtaining

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a broader set of DTC rights was a key part of Diamond’s initial proposed business plan to offset declining linear distribution revenue.

As a result, Diamond needed to formulate alternative business plans that were unlikely to leave the First Lien Claims unimpaired, and actively engaged in the process of formulating alternatives with all three Ad Hoc Groups and the UCC. In the course of these negotiations, significant intercreditor disputes emerged, including, among others, whether the first lien lenders were entitled to a make-whole payment and, if so, whether that make-whole payment became due and payable prior to the Petition Date, the extent of the Debtors’ unencumbered value, whether there had been a diminution in value of the secured creditors’ collateral, and whether adequate protection payments made to the first lien lenders should be recharacterized as payments of principal. It also became clear that a significant new money investment likely would be needed for any reorganization to succeed.

2.         The Cooperation Agreement

These intercreditor issues paralyzed discussions among the Debtors, the Ad Hoc Groups, and the UCC, and were eventually resolved through mediation and memorialized through an agreement between the Debtors, the First Lien Group, certain other significant funded debt creditors, and the UCC, which also provided for the terms of an agreed baseline business plan (the “Cooperation Agreement”).

Among other things, the Cooperation Agreement provided a framework for the Debtors to (a) continue to operate their business over the course of the 2023–24 seasons for the National Basketball Association (the “NBA”) and the National Hockey League (the “NHL”) and the 2024 season for Major League Baseball (“MLB”) (collectively, the “2023–24 Seasons”) and (b) propose a chapter 11 plan that would allocate the costs of the continued administration of the Chapter 11 Cases among the holders of First Lien Claims and junior creditors, distribute the proceeds derived from the continued operation of their business, the liquidation of their litigation claims and other assets, and the residual value of remaining estate interests.

This framework was intended to provide baseline recoveries to creditors, including junior funded debt creditors and general unsecured creditors, and allow the Debtors’ counterparties, including their team, league, and distribution partners, to smoothly transition operations over the course of those seasons without an abrupt cessation of broadcasting brought about by an immediate winddown of the Debtors’ operations.

Importantly, the Cooperation Agreement did not foreclose potential alternative transactions and instead preserved the Debtors’ ability to consider opportunities that could potentially provide greater value to their estates and creditors, consistent with the Debtors’ fiduciary duties. In addition, the effectiveness of the Cooperation Agreement was conditioned on the occurrence of several events, including approval by the Bankruptcy Court of modified agreements with the NBA and NHL, and resolution of motions to compel assumption or rejection of agreements with Sinclair and MLB. While many of these conditions, including the Bankruptcy Court’s approval of modified agreements with the NBA and NHL and denial of the Sinclair Motion to Compel, were satisfied prior to the termination of the Cooperation Agreement, others, including the resolution of

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the MLB Motion to Compel, were not. As a result, the Cooperation Agreement never became fully effective prior to its termination.

3.         The RSA

While the Debtors engaged with creditors, teams, and leagues to implement the Cooperation Agreement, the Crossholder Group continued to work with the Debtors to explore restructuring alternatives premised on a reorganization of the Debtors’ business as a going concern. Following the Debtors’ disclosure to the Crossholder Group of discussions between the Debtors and Amazon concerning a potential commercial arrangement, the Crossholder Group and the Debtors engaged further with Amazon to explore Amazon’s participation in a potential alternative to the winddown contemplated by the Cooperation Agreement.

Following several months of negotiations among the Debtors, the Crossholder Group, Amazon, and the First Lien Group, the Debtors executed a restructuring support agreement with those parties on January 16, 2024, which was filed with the Bankruptcy Court on January 17, 2024 [Docket No. 1613] (the “January RSA”).7 After the execution of the January RSA, the Debtors and the other parties to the January RSA engaged in extensive negotiations with the UCC to resolve the UCC’s potential objections to certain of the transactions contemplated by the January RSA, including the Debtors’ entry into the DIP Facility. Subsequent to the filing of the January RSA, the Debtors, the First Lien Group, and the Crossholder Group reached a comprehensive settlement with the UCC (the “UCC Settlement”) resolving the UCC’s potential objections (as discussed in more detail below). On February 26, 2024, the January RSA was amended pursuant to its terms to add the UCC as a party and memorialize the terms of the UCC Settlement, which is attached hereto as Exhibit B (the “RSA,” and the parties thereto, the “RSA Parties”). The RSA memorializes the RSA Parties’ agreements with respect to a plan of reorganization and related transactions. These transactions are described in more detail herein and include (a) the provision of a $450 million debtor-in-possession financing facility (the “DIP Facility”) led by the Crossholder Group, (b) Amazon’s commitment to provide $115 million in exit financing through the Convertible B Exit Notes, (c) Amazon’s entry into the Amazon Commercial Agreement, and (d) the UCC Settlement. The Debtors used $350 million of the proceeds of the DIP Facility to repay a like principal amount of the First Lien Claims on the closing date of the DIP Facility.

4.         Investigation, Litigation, and the Sinclair Settlement

In parallel with its negotiations with creditors, prior to the Petition Date, Diamond began an investigation of potential claims that it may have against Sinclair and other third parties. This investigation continued postpetition in cooperation with the UCC, which also launched an investigation into the Debtors’ prepetition transactions, and resulted in Diamond commencing litigation in July 2023 against SBG, certain of SBG’s affiliates and related individuals, Bally’s, and JPM. This litigation had been ongoing for more than six months when the January RSA was executed, and had been subject to mediation since September 2023.

Contemporaneously with the execution of the January RSA, the Debtors settled their substantial litigation claims against the defendants for a $495 million cash payment to the Debtors,

[7]	The Debtors terminated the Cooperation Agreement immediately before entering into the January RSA.

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which also resolved all ongoing disputes and claims between the Debtors and Sinclair related to a management services agreement. The Sinclair Settlement will result in significant cash payments to creditors under the Plan and provide the Debtors with the necessary support and assistance to fully separate their business from Sinclair.

5.         Next Steps

The Debtors continue to work with the NBA and the NHL with respect to modifications to their existing telecast rights agreements, and with their largest MVPDs on longer-term renewals for distribution agreements that would otherwise expire in 2024. As discussed below, the Debtors have reached a series of agreements with MLB and certain baseball clubs to: (i) amend the terms of the telecast rights agreements of the Rangers, Guardians and Twins; (ii) continue to perform in the ordinary course of business under the telecast rights agreements of the Braves, Tigers, Brewers, Rays, Cincinnati Reds, Kansas City Royals, Los Angeles Angels, Miami Marlins and St. Louis Cardinals for the 2024 MLB season; and (iii) provide adequate assurances of the foregoing on the terms set forth in the MLB Adequate Assurance Order. The Debtors previously successfully reached agreements with the NBA, the NHL, Comcast, and Charter in connection with implementing the baseline business plan contemplated under the Cooperation Agreement. The Debtors also were engaged with DIRECTV on a necessary extension for that baseline business plan (in addition to DIRECTV’s exercise of an extension option into the summer of 2024).

In connection with pivoting to the reorganization contemplated by the Plan, the Debtors have been engaged with the NBA, the NHL, and their MVPD partners, including DIRECTV, Comcast, Charter, and Cox, among others, on their go-forward arrangements. On April 3, 2024, the Debtors announced that they had successfully reached a multi-year renewal of their distribution agreement with Charter. As of the date hereof, the Debtors remain in negotiations with their other MVPD partners, as well as the NBA, the NHL, and other commercial counterparties. Accordingly, the financial information set forth in this Disclosure Statement remains subject to update following completion of such negotiations. The Debtors will be prepared to meet their burden to show that the Plan is feasible as required by section 1129(a)(11) of the Bankruptcy Code at the Confirmation Hearing.

In connection with approval of this Disclosure Statement, each of the NBA, the NHL, and MLB filed limited statements reserving their rights to challenge, among other things, the feasibility of the Plan at a later time [Docket Nos. 1957, 1958, 1959]. No party, however, objected to approval of the Disclosure Statement or the commencement of solicitation of votes on the Plan.

B.	Plan Overview

The Plan will allow for the successful reorganization of the Debtors’ business as a going concern and maximize value for Holders of Claims. Pursuant to the Plan:8

[8]	The below summary assumes:
(a)	the Commitment Premium (as defined in the DIP Commitment Letter) and the DIP MOIC (as defined in the DIP Credit Agreement) are not paid in full in cash pursuant to the terms of the DIP Documents; and

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a.	The equity of the ultimate parent company of the reorganized Debtors at emergence will be issued as follows (subject to dilution as set forth in the Plan):
i.	45% to the DIP Commitment Parties;
ii.	45% to the DIP Lenders; and
iii.	10% to Holders of Junior Funded Debt Claims.[9]
b.	In addition to the equity described above, Holders of Junior Funded Debt Claims will receive their pro rata share of at least 5% (which percentage is subject to upward adjustment upon repayment of the DIP Claims and the First Lien Claims up to the First Lien Claims Cap) of the Litigation Proceeds (estimated to be approximately $184 million based on the Sinclair Settlement).
c.	In addition to the First Lien Paydown, which was made on February 28, 2024, Holders of First Lien Claims will receive their pro rata share (up to the First Lien Claims Cap) of:
i.	cash in an amount equal to $65 million less the AP Reduction Amount;[10]
ii.	up to $200 million in aggregate principal amount of Take Back Term Loans (or additional cash in lieu of a portion thereof) to be issued upon the Debtors’ emergence from chapter 11 as a going concern; and
iii.	15% of the Litigation Proceeds (subject to a claims cap and certain adjustments) (estimated to be approximately $47 million based on the Sinclair Settlement).
d.	Holders of General Unsecured Claims will receive their pro rata share of the Unsecured Claim Cash Distribution.[11]
e.	Go-Forward Trade Claims will be unimpaired.

(b)	the Debtors receive $495 million in litigation proceeds pursuant to the Sinclair Settlement on or prior to the Effective Date.
[9]	“Junior Funded Debt Claims” means, collectively, the Second Lien Claims, the Third Lien Claims, and the Unsecured Notes Claims.
[10]	“AP Reduction Amount” means the aggregate amount of interest paid as adequate protection payments to the First Lien Agent or other holders of First Lien Claims after October 2, 2023, through and including the Effective Date pursuant to the Cash Collateral Order or the DIP Order, as applicable.
[11]	In accordance with the RSA, the UCC reserves all rights with respect to the GUC Allocation (as defined in the RSA).

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As further described below, the Plan also contemplates new money exit financing in the form of new $115 million convertible notes provided by Amazon (the “Convertible B Exit Notes”) and a new accounts receivable financing facility (the “New A/R Facility”) to support the Debtors’ go-forward working capital needs.

A simplified organizational chart of the post-Effective Date structure of the Reorganized Debtors as contemplated by the Plan is set forth below:12

The Plan is currently supported by the RSA Parties, which includes the UCC, Amazon, and Holders of over 94% of the First Lien Claims, over 95% of the Second Lien Claims, and 96% of the Unsecured Notes Claims.

The Debtors and the RSA Parties believe the Plan will allow the Debtors to emerge from chapter 11 with a sustainable capital structure that will position the Reorganized Debtors to

[12]	As further detailed in the Plan: (a) if the Litigation Trust is not created pursuant to the Plan, LitigationCo will not be formed in connection with consummation of the Plan; (b) pursuant to the Sinclair Settlement Order, Sinclair may exercise the Marquee Acquisition Right to acquire the Marquee Interests (which would otherwise be held by reorganized Sports Network, LLC as indicated in the chart) from the Debtors or Reorganized Debtors, as applicable, within six months of the Effective Date; and (c) if the Initial DIP Commitment Parties exercise the Purchase Option, certain Take Back Term Loans will be issued to the Initial DIP Commitment Parties.

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successfully operate in the rapidly-changing sports broadcasting market. Moreover, the Plan will allow the Debtors’ business to continue as a going concern for the benefit of their employees, vendors, team and league partners, distributors, advertisers, and sports fans in local sports markets across the nation. The Plan also contemplates the provision of meaningful recoveries to Holders of General Unsecured Claims through the Unsecured Claim Cash Distribution.

The Debtors believe the proposed Plan is the only viable, feasible plan of reorganization that has support from a critical mass of the Debtors’ constituents after months of intense negotiations, and represents the best path forward for the Debtors at this time.

C.	Entitlement to Vote; Estimated Recoveries Under the Plan

Under the Bankruptcy Code, only Holders of Claims or Interests in “impaired” Classes are entitled to vote on a chapter 11 plan, unless such Holders are deemed to reject the plan pursuant to section 1126(g) of the Bankruptcy Code. Under section 1124 of the Bankruptcy Code, a Class of Claims or Interests is deemed to be “impaired” under a plan unless (i) the plan leaves unaltered the legal, equitable, and contractual rights of each Holder of such Claim or Interest or (ii) notwithstanding any legal right to an accelerated payment of such Claim or Interest, the plan, among other things, cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such Claim or Interest as it existed before the default.

The following table summarizes: (i) the treatment of Claims and Interests under the Plan; (ii) which Classes are impaired by the Plan; (iii) which Classes are entitled to vote on the Plan; and (iv) the estimated recoveries for Holders of Claims and Interests. The classification, treatment, and the projected recoveries of classified Claims are described in summary form below for illustrative purposes only and are subject to material change. Actual recoveries could differ materially from the estimates in the following table based on, among other things, whether the amount of Claims actually Allowed against the applicable Debtor exceeds (or are less than) the estimates provided below and the ultimate valuation of the Debtors’ reorganized business following negotiations with their commercial counterparties. In such an instance, the recoveries available to the Holders of Claims could be materially different when compared to the estimates provided below. To the extent that any inconsistency exists between the summaries contained in this Disclosure Statement and the Plan, the terms of the Plan shall govern.13

Class	Claim or Interest	Plan Treatment	Entitlement to Vote	Estimated Allowed Claims	Approx. Percentage Recovery Under the Plan	Approx. Percentage Recovery in a Chapter 7 Liquidation
1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)	$0	100%	0%

[13]	Any Class of Claims against or Interests in a Debtor that is considered vacant under Article III of the Plan shall be deemed eliminated from the Plan of such Debtor for purposes of voting to accept or reject the Plan. Further, any Holder of a Claim or Interest in a Class that is considered vacant under Article III of the Plan will receive no distribution under the Plan.

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Class	Claim or Interest	Plan Treatment	Entitlement to Vote	Estimated Allowed Claims	Approx. Percentage Recovery Under the Plan	Approx. Percentage Recovery in a Chapter 7 Liquidation
2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)	$670,000	100%	0%
3	First Lien Claims	Impaired	Entitled to Vote	$662,000,000[14]	100%	100%
4	Junior Funded Debt Claims	Impaired	Entitled to Vote	$8,425,611,996.29	3%-4%	0%
5	Go-Forward Trade Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)	$8,800,000	100%	0%-6%
6	General Unsecured Claims	Impaired	Entitled to Vote	$203,080,000	6%	0%-6%
7	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote (Deemed to Accept or Reject)	N/A	N/A	N/A
8	Intercompany Interests	Unimpaired / Impaired	Not Entitled to Vote (Deemed to Accept or Reject)	N/A	N/A	N/A
9	Existing Equity Interests	Impaired	Not Entitled to Vote (Deemed to Reject)	N/A	0%	0%

D.	Recommendation

The Debtors believe that the Plan reflects the best possible outcome for their estates in the face of extraordinarily challenging and ever-changing market conditions. The Plan is in the best interests of the Debtors’ estates, represents the best available path to restructuring their operations, ensures the Debtors will continue as a going concern, and significantly deleverages the Debtors’ consolidated balance sheet.

The Debtors strongly urge all Holders of Claims entitled to vote to accept the Plan by returning their Ballots, so as to be actually received by Kroll Restructuring Administration LLC, the Debtors’ claims agent (the “Claims Agent”), no later than May 22, 2024, at 4:00 p.m., prevailing Central Time. The Debtors will seek the Bankruptcy Court’s approval of the Plan at the Confirmation Hearing.

The UCC recommends that all Holders of unsecured claims, including Junior Funded Debt Claims and General Unsecured Claims, vote to accept the Plan.

[14]	The Debtors used $350 million of the proceeds of the DIP Facility to repay a like principal amount of the First Lien Claims at the closing of the DIP Facility on February 28, 2024.

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Article II.
OVERVIEW OF THE DEBTORS’ OPERATIONS

A.	The Debtors’ History

Diamond is the leading provider of local sports programming in the United States. Diamond operates regional sports networks (the “RSNs”) under the Bally Sports trade name (the “Bally RSNs”) across the United States and maintains investments in Marquee Sports Network (“Marquee”), the local broadcast network for the Chicago Cubs, and the YES Network (“YES”), the local broadcast network for the New York Yankees and Brooklyn Nets. As of the Petition Date, the Debtors and their non-debtor subsidiaries had dozens of key operational counterparties, including, among others, MLB, the NBA, the NHL, 42 professional sports teams in those leagues, and national and local programming distributors, each of which they contracted with for the purpose of producing and delivering thousands of local professional sports games annually to sports fans located across the United States.15

All of Diamond’s operations are conducted by direct and indirect subsidiaries of Debtor DSG. DSG’s parent, non-debtor Diamond Sports Intermediate Holdings, LLC (“Holdings”), is a holding company that is a wholly-owned indirect subsidiary of Sinclair, Inc. (together with its direct and indirect wholly-owned or controlled subsidiaries, other than the Debtors and their direct and indirect subsidiaries, “Sinclair”). A simplified organizational chart is provided below.16

[15]	As discussed more fully herein, since the Petition Date, the Debtors have exited certain RSNs and rejected certain telecast rights agreements as they have reevaluated their operations during the Chapter 11 Cases.
[16]	Ownership is 100% unless otherwise indicated. Diamond Sports Net, LLC wholly owns two non-debtor accounts receivable financing special purpose entities: (i) Diamond Sports Finance SPV, LLC, which was the borrower under the Prepetition A/R Loan Facility (as defined below), and (ii) Diamond Sports Finance SPV II, LLC, which was formed postpetition in anticipation of entering into a new accounts receivable financing facility.

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Diamond’s predecessors were originally subsidiaries of Twenty-First Century Fox, Inc. (“Fox”) and operated their RSNs as the “Fox Sports” RSNs. In 2019, following Disney’s acquisition of Fox, SBG acquired the Diamond RSN business from Disney for approximately $10.6 billion. SBG funded the 2019 acquisition through a combination of third-party debt incurred by DSG, a capital contribution by Sinclair, and an approximately $1 billion preferred equity offering at Diamond Sports Holdings LLC, a wholly-owned subsidiary of SBG, to JPMCFI. The acquisition closed on August 23, 2019.

As described in detail in Article II.C.2 below, since the 2019 acquisition, SBG, through its subsidiaries, has provided services to Diamond pursuant to a management services agreement.

In November 2020, SBG and Bally’s, a global gaming, hospitality, and entertainment company, entered into an arrangement, pursuant to which, in March 2021, Diamond, then under SBG’s control, rebranded its majority-owned RSNs with the “Bally Sports” name. The Bally’s transaction is discussed more fully herein.

While Diamond was formerly controlled, managed, and operated by SBG and its affiliates, it has been managed independently since May 2022 as a result of the March 2022 Transactions (as defined below), as discussed in further detail below.

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B.	The Debtors’ Business

1.         Overview of the RSN Landscape

Diamond’s business primarily consists of the operation of RSNs, including the production and distribution of live sports and related programming for telecast, streaming, and advertising sales. Diamond’s business historically has been reliant on multichannel video programming distributors (“MVPDs”), such as DIRECTV, LLC (together with its affiliates, “DIRECTV”), Charter Communications, Inc. (“Charter”), and Comcast Corporation (“Comcast”), to reach consumers by being part of the traditional cable bundle (i.e., television programming delivered through cable and satellite providers). But, in recent years, traditional MVPDs across the industry have been impacted by the increasing consumption of television programming through streaming services rather than cable and satellite.

Diamond is acutely aware of consumers’ changing preferences. To address cord-cutting, Diamond has expanded its product offerings by delivering its programming through virtual multichannel video programming distributors (“vMVPDs”) such as DIRECTV STREAM and FuboTV. Diamond has also sought to transform its historic business to offer DTC programming on Bally Sports+, the new streaming service it launched in September 2022.

As of the Petition Date, Diamond’s RSN portfolio consisted of three types of RSNs:

•	13 Bally RSNs operated by Diamond;
•	six Bally RSNs operated by non-debtor affiliates in which Diamond owns a majority interest and an MLB team holds a minority interest (such non-debtor entities, the “Bally JVs”); and
•	two non-Bally RSNs, Marquee and YES, operated by non-debtor entities in which Diamond owns non-majority interests (such non-debtor entities, the “Non-Bally JVs,” and together with the Bally JVs, the “JVs”).

The RSNs are organized by region, with each RSN airing the games of major league sports teams for which such RSN has rights within that region. The broad geographic scope of the RSNs and the teams whose games they broadcasted as of the Petition Date is illustrated below:

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2.         Transition to DTC

Diamond’s DTC products include its “TV Everywhere” product, which is available in the Bally Sports app or on the MVPDs’ own apps, and its Bally Sports+ platform, which was launched in September 2022 to allow sports fans to obtain streaming content via direct subscription. The goal for Bally Sports+ is to enable anyone to access live local sports content from anywhere, whether or not they subscribe to a traditional cable or satellite television bundle or to a vMVPD that carries the Bally RSNs. As discussed further below, Diamond’s relationships with its team and league partners remain critical to the continuation and any further expansion and development of Diamond’s DTC offerings.

As of the Petition Date, Diamond and the Bally JVs monetized DTC rights for all of the NBA and NHL teams with which they have telecast agreements and for each of the Detroit Tigers, the Kansas City Royals, the Milwaukee Brewers, the Miami Marlins, and the Tampa Bay Rays. Diamond and the Bally JVs did not have DTC rights for any of the other MLB teams with which they had a telecast agreement. These DTC rights allowed Diamond and the Bally JVs to stream content from these teams through “TV Everywhere” and Bally Sports+.

As of the Petition Date, Diamond had been actively pursuing a DTC strategy to give customers direct access and greater freedom, choice, and flexibility in terms of the content they want to receive and how they receive it. Debtor Diamond Digital Group, LLC is engaged in the development and commercialization of Diamond’s DTC initiatives, including the Bally Sports+ platform.

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3.         Team/League Rights Agreements

As of the Petition Date, Diamond, the Bally JVs, YES, and Marquee had exclusive multi-year rights agreements to air the games of 16 MLB teams, 17 NBA teams, and 12 NHL teams on the RSNs. Generally, under the rights agreements, the teams grant the applicable Diamond or joint venture entity the exclusive right to telecast all local games (that are not selected for exclusive national telecast) within a specified territory in exchange for annual payments to the teams. The specified territory generally includes the city where the team’s stadium or arena is located and the surrounding area. Most of the Diamond and Bally JV entities that operate the Bally RSNs have rights agreements with at least one MLB and one NBA or NHL team, which allows the applicable RSN to offer year-round live sports programming to sports fans.

The below chart summarizes the teams and Diamond or joint venture entities that were party to the rights agreements associated with the RSNs as of the Petition Date:

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As of the Petition Date, the team rights agreements were set to expire between (i) 2023 and 2035 (with an average remaining length of six years) for MLB teams, (ii) 2023 and 2030 (with an average remaining length of three years) for NBA teams, and (iii) 2023 and 2030 (with an average remaining length of two years) for NHL teams. As discussed above, Diamond also has agreements with certain league partners that provide Diamond access to certain additional rights, including digital rights.

In addition to their agreements with MLB, NBA, and NHL teams, as of the Petition Date, certain Diamond and joint venture entities are parties to rights agreements that allow them to telecast other content, such as Major League Soccer, certain National Football League teams’ pre-season games, certain college and high school sports games, World Poker Tour events, and horse racing. The RSNs round out their on-air programming with content obtained through individual, short-term agreements for particular events or television series and with their own self-produced content.

[17]	Bally Sports San Diego also airs Los Angeles Clippers and Anaheim Ducks games.
[18]	Bally Sports South also airs Atlanta Braves games.

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4.         Distribution Agreements

Diamond has historically generated the majority of its revenue from distributing its RSNs through MVPDs such as AT&T, Charter, Comcast, Cox Communications, Inc., and DIRECTV, and vMVPDs such as DIRECTV STREAM and FuboTV (MVPDs and vMVPDs together, the “Distributors”). Approximately 83% of Diamond’s revenue is generated from distributing its RSNs through the Distributors. Pursuant to Diamond’s agreements with the Distributors (the “Distribution Agreements”), the Distributors pay Diamond monthly licensing fees in exchange for content from the Bally RSNs, which the Distributors then provide to residential and/or commercial consumers. Most of Diamond’s distribution revenue (approximately 81%) is in turn derived from three large national MVPDs: DIRECTV, Charter, and Comcast. While Diamond derives most of its distribution revenue from these three large national Distributors, Diamond has Distribution Agreements with hundreds of Distributors, most of which serve small local markets.

The Distribution Agreements generally require the RSNs to meet certain thresholds (e.g., a minimum number of telecasts per year). In the event the RSNs fail to meet the thresholds, the Distribution Agreements contain fee reduction, rebate, refund, and/or termination provisions in favor of the Distributors.

From 2019 to the Petition Date, the number of Diamond’s subscribers has declined by approximately 22 million, or 35%. These declines have been driven by, among other things, changes in consumer behavior, including through cord-cutting, and losses of Distributors in recent years.

The sale of advertising on the RSNs is historically Diamond’s second largest source of revenue. Diamond generates advertising revenue primarily from the sale of advertising spots and impressions within RSN programming. The terms of Diamond’s advertising arrangements are generally less than one year. Under certain of its advertising arrangements, Diamond provides audience ratings guarantees. In the event of a shortfall, Diamond will deliver additional advertising to the applicable advertisers until the ratings shortfall is settled.

5.         Agreements with Bally’s

On November 18, 2020, Bally’s and SBG entered into a Framework Agreement (the “Bally’s Framework Agreement”). Diamond is not a party to the Bally’s Framework Agreement. On the same date, Bally’s, SBG, and DSG entered into a related commercial agreement pursuant to which DSG granted Bally’s certain naming rights with respect to the Debtors’ RSNs (the “Bally’s Commercial Agreement”).

Pursuant to the Bally’s Framework Agreement and the Bally’s Commercial Agreement, among other things, (i) Bally’s obtained the naming rights of the 19 RSNs then owned by Diamond, which were rebranded as “Bally Sports,” (ii) Sinclair received various warrants and options with respect to the common stock of Bally’s, valued at more than $184 million at the time when the Bally’s Framework Agreement was executed, and (iii) Diamond would receive naming rights fees from Bally’s totaling approximately $88 million over ten years.

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The initial term of the Bally’s Commercial Agreement is 10 years from the date on which the rebranding of the RSNs was implemented. That term could be renewed for one additional five-year term unless either Bally’s or Sinclair elect not to renew. While Bally’s and SBG each have renewal and termination rights under the Bally’s Commercial Agreement, Diamond has neither.

Under the Sinclair Settlement, upon entry of the order approving the Sinclair Settlement (the “Sinclair Settlement Order”), the Bally’s Commercial Agreement (and any other contracts Diamond has with Bally’s) will be rejected, and Bally’s will release and waive any claims against Diamond, including any claims for rejection damages. Diamond may, however, continue to use the Bally’s trade name (at no cost to Diamond) through the end of the 2024 MLB season.

C.	Management and Operation of the Debtors’ Business

1.         DSG Board and Committees

From August 2019 until May 2022, Diamond was controlled, managed, and operated by Sinclair, including through its affiliates and appointees. As a result of the March 2022 Transactions, as described more fully below, the DSG Board was reconstituted in May 2022 to consist of a majority of independent managers. As a result, management of DSG has since been vested in a board of managers that is independent from Sinclair.

Since May 2022 and currently, the DSG Board has consisted of five members: Mr. Randy Freer, Mr. David Preschlack, Ms. Maryann Turcke, Mr. Robert Whitsitt, and Mr. Christopher Ripley. Mr. Freer serves as the Chairman of the Board.

In December 2022, to facilitate an efficient and independent governance process and to evaluate transactions, agreements, disputes, and other matters involving Diamond, on the one hand, and Sinclair and other third parties, on the other hand (the foregoing, collectively, the “Related Party Matters”), the DSG Board determined that it was appropriate and in DSG’s best interest to establish a conflicts committee of the DSG Board (the “Conflicts Committee”). The DSG Board appointed Ms. Turcke and Messrs. Freer, Preschlack, and Whitsitt, all of whom are independent of Sinclair, to serve on the Conflicts Committee.

The DSG Board delegated to the Conflicts Committee, among other things, the full authority of the Board with respect to any Related Party Matter that is exclusively between Diamond and Sinclair. The Conflicts Committee subsequently determined it was desirable and in the best interests of Diamond to establish a special subcommittee of the Conflicts Committee (the “Claims Analysis Subcommittee”) empowered to, among other things, conduct a detailed investigation of potential legal claims of any nature that may be brought by Diamond against third parties, including Sinclair. The Claims Analysis Subcommittee was established on January 28, 2023, and consists of Ms. Turcke and Mr. Freer, with Ms. Turcke serving as Chairperson of the Subcommittee.

After the commencement of the Chapter 11 Cases, on September 8, 2023, the DSG Board unanimously voted to rename the Conflicts Committee the “Conflicts & Restructuring Committee” and expand its authority to also include the authority to review, approve, and implement strategic alternatives available to the Debtors in their ongoing Chapter 11 Cases.

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The following table sets forth the names of Diamond’s principal executive officers and their current positions:

Name	Position
David Preschlack	Chief Executive Officer
David F. DeVoe, Jr.	Chief Financial Officer and Chief Operating Officer

2.         The MSA

In connection with SBG’s 2019 acquisition of Diamond, DSG and Sinclair Television Group, Inc. (“STG”), a subsidiary of SBG, entered into a management services agreement, dated as of August 23, 2019, by and between DSG and Sinclair Television Group, Inc. (as may have been amended, restated, modified, or supplemented from time to time, the “MSA”). In connection with the March 2022 Transactions, Sinclair entered into a letter agreement with Diamond and its prepetition first and second lien indenture trustees that altered the cash payment of a significant amount of MSA fees (the “MSA Letter Agreement”).

The term of the MSA is from August 23, 2019, through August 23, 2024, subject to renewal for three five-year terms at Sinclair’s sole option. Pursuant to the MSA, STG and certain of its affiliates provide Diamond with various managerial, operational, and administrative services that are critical to Diamond’s day-to-day business operations, including certain sales and marketing, legal and business affairs, finance and accounting, IT support, payroll, employee benefits, and insurance services.

Debtor Diamond Sports Net, LLC (“DSN”), a wholly-owned direct subsidiary of DSG, pays Sinclair certain fees for the services provided to Diamond pursuant to the MSA, and DSG and DSN reimburse Sinclair for costs attributable to Diamond’s business.

Under the MSA Letter Agreement—largely negotiated and agreed to by Sinclair and the Debtors’ secured creditors at the time—the Debtors were obligated to pay Sinclair an average of over $4 million each month for base and incentive fees, and the remaining monthly balance was deferred (the “Deferred Fees”) until the earlier of (a) the stated maturity, repayment, or refinancing in full of the Debtors’ prepetition first lien term loan facility, (b) a bankruptcy filing by DSG, and (c) a change of control of DSG consented to by a majority of DSG’s prepetition first lien and second lien funded debt creditors. The MSA Letter Agreement also contained a clause providing that all Deferred Fees would need to be paid in full if the MSA was assumed. The Debtors have asserted that the MSA Letter Agreement was an amendment to the MSA and that the provision purporting to reinstate the Deferred Fees upon a bankruptcy filing by DSG is an unenforceable ipso facto clause, and Sinclair has disputed these assertions.

Disputes regarding the MSA (including whether the MSA Letter Agreement was an amendment to the MSA) arose between Diamond and Sinclair during the Chapter 11 Cases, and were resolved through the Sinclair Settlement, which is described in Article IV.C below. Pursuant to the Sinclair Settlement, the Debtors and Sinclair will enter into an amended MSA to implement the terms of the Sinclair Settlement. On February 29, 2024, the Debtors filed a notice indicating that the Debtors and Sinclair have reached final agreement on the amended MSA and are prepared to execute it upon entry of the Sinclair Settlement Order [Docket No. 1843].

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3.         Governance and Management of the Bally JVs

Diamond generally controls the day-to-day governance and management of the Bally JVs, with the minority owners generally having consent rights over certain transactions. Diamond also provides technical and overhead services to certain of the Bally JVs pursuant to contractual arrangements with those Bally JVs.

The minority owners of the Bally JVs are entities affiliated with the Cincinnati Reds, the Kansas City Royals, the Los Angeles Angels, the Miami Marlins, the San Diego Padres, and the St. Louis Cardinals. Diamond has also entered into a binding term sheet with the Milwaukee Brewers with respect to a joint venture with that team.

4.         Management of YES and Marquee

Since 2019, Debtor Sports Network, LLC has been a 50% joint venture partner with the Chicago Cubs in Marquee Sports Network, LLC, which owns and operates Marquee.

Also since 2019, Debtor Sports Network II, LLC has owned a 20% investment interest in Red Seam Holdings LLC, which is a joint venture among Sports Network II, LLC, the New York Yankees, and other joint venture partners. Red Seam Holdings LLC, through its indirect wholly-owned subsidiary, owns and operates YES.

Affiliates of Sinclair provide management services to each of YES and Marquee through separate management services agreements.

D.	Prepetition Capital Structure

1.         Funded Indebtedness

As of the Petition Date, Diamond had approximately $8.845 billion in aggregate principal amount of funded debt obligations outstanding. The following table summarizes Diamond’s funded indebtedness outstanding and the obligations of its non-debtor affiliate, Diamond Sports Finance SPV, LLC (“DSPV”), under the Prepetition A/R Loan Facility, each as of the Petition Date:19

[19]	The following description of the Debtors’ funded indebtedness is qualified in its entirety by reference to the documents setting forth the specific terms of such obligations and their respective related agreements.

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Agreement[20]	Principal Amount Outstanding[21]	Maturity Date
Secured Funded Debt
First Lien Credit Agreement, dated as of March 1, 2022 (the “First Lien Credit Agreement”)	$630.2 million of term loans (the “First Lien Loans”)	May 25, 2026
Second Lien Credit Agreement, dated as of March 1, 2022 (the “Second Lien Credit Agreement”)	$227.5 million of revolving loans (the “Second Lien RCF Loans”)	May 25, 2026
	$3.189 billion of term loans (the “Second Lien Term Loans,” and together with the Second lien RCF Loans, the “Second Lien Loans”)	August 24, 2026
Indenture, dated as of March 1, 2022 (the “Second Lien Indenture”)	$3.040 billion of 5.375% Senior Secured Second Lien Notes due 2026 (the “Second Lien Notes”)	August 15, 2026
Third Lien Credit Agreement, dated as of August 23, 2019 (the “Third Lien Credit Agreement”)	$4.1 million of term loans (the “Third Lien Loans”)	August 24, 2026
Indenture, dated as of August 2, 2019 (the “Third Lien Indenture”)	$10.2 million of 5.375% Senior Secured Notes due 2026 (the “Third Lien Notes”)	August 15, 2026
Unsecured Funded Debt
Indenture, dated as of August 2, 2019 (the “Unsecured Notes Indenture”)	$1.744 billion of 6.625% Senior Notes due 2027 (the “Unsecured Notes”)	August 15, 2027
Prepetition A/R Loan Facility[22]
Amended and Restated Loan and Security Agreement, dated as of June 25, 2021	$192.5 million of revolving loans	December 22, 2024

DSG is the borrower under the First Lien Credit Agreement, the Second Lien Credit Agreement, and the Third Lien Credit Agreement. DSG and non-debtor Diamond Sports Finance Company, which is a wholly-owned subsidiary of Holdings, are the issuers under the Second Lien

[20]	All agreements listed are as amended, restated, supplemented, or otherwise modified from time to time, including, but not limited to, with respect to the Third Lien Credit Agreement, pursuant to that certain First Amendment dated as of December 20, 2019, and that certain Second Amendment dated as of March 1, 2022, and, with respect to the Third Lien Indenture, pursuant to that certain Supplemental Indenture No. 4 dated as of March 1, 2022.
[21]	All amounts approximate as of the Petition Date.
[22]	As described below, the Prepetition A/R Loan Facility was terminated on March 14, 2024.

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Indenture, the Third Lien Indenture, and the Unsecured Notes Indenture. Non-debtor DSPV was the borrower under the Prepetition A/R Loan Facility, which is described further below.

The obligations under the First Lien Credit Agreement, the Second Lien Credit Agreement, the Second Lien Indenture, and the Unsecured Notes Indenture are guaranteed by Holdings and all of its wholly-owned subsidiaries except DSPV (the “Guarantors”). The obligations under the Third Lien Credit Agreement and Third Lien Indenture are guaranteed by all of the Guarantors except Debtor Diamond Gaming Services, LLC.

The obligations under the First Lien Credit Agreement are secured by first-priority liens on substantially all of the assets of DSG, Holdings, and the Guarantors (subject to certain customary exclusions), including Diamond’s equity in the Bally JVs (the “Prepetition Collateral”). The obligations under the Second Lien Credit Agreement and the Second Lien Indenture are secured by second-priority liens on the Prepetition Collateral that rank pari passu with each other. The obligations under the Third Lien Credit Agreement and Third Lien Indenture are secured by third-priority liens on all of the Prepetition Collateral except for the assets of Debtor Diamond Gaming Services, LLC; those liens also rank pari passu with each other.

The respective rights and interests of the lenders and noteholders under the First Lien Credit Agreement, the Second Lien Credit Agreement, the Second Lien Indenture, the Third Lien Credit Agreement, and the Third Lien Indenture are governed by three intercreditor agreements, each dated March 1, 2022 (collectively, the “Prepetition Intercreditor Agreements”). Among other things, the Prepetition Intercreditor Agreements set forth the parties’ respective rights and interests relating to their rights to the Prepetition Collateral, their ability to exercise remedies in connection with an event of default, and their relative rights and obligations in the event of a chapter 11 filing by Diamond. Pursuant to the Prepetition Intercreditor Agreements, the liens securing the obligations under the Third Lien Credit Agreement and the Third Lien Notes are subordinate to any liens securing the obligations under the First Lien Credit Agreement, the Second Lien Credit Agreement, and the Second Lien Notes and the liens securing the obligations under the Second Lien Credit Agreement and the Second Lien Notes are subordinate to any liens securing the obligations under the First Lien Credit Agreement.

2.         Prepetition A/R Loan Facility

In addition to the loans and notes described above, prior to the Petition Date, Diamond also had a program in place (the “Receivables Program”) with respect to accounts receivable (the “Receivables”). The Receivables Program had two essential aspects: the A/R Purchase Agreement and the Prepetition A/R Loan Facility, each defined and described below.

Under a Purchase and Sale Agreement, dated as of September 23, 2020 (as amended and modified, the “A/R Purchase Agreement”), certain of the Diamond entities (the “Prepetition Originators”) sold Receivables to DSPV, a non-debtor special-purpose entity, for cash used to meet Diamond’s liquidity needs.

In addition, under an Amended and Restated Loan and Security Agreement, dated as of June 25, 2021 (the revolving credit facility thereunder, the “Prepetition A/R Loan Facility”),

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DSPV borrowed from Sinclair to fund DSPV’s purchase of Receivables from the Prepetition Originators.

As of the Petition Date, the Prepetition A/R Loan Facility was secured by substantially all of the assets of DSPV, including the Receivables and the cash proceeds therefrom. Diamond did not guarantee the obligations under the Prepetition A/R Loan Facility, and the secured parties under the Prepetition A/R Loan Facility did not have recourse to Diamond except in limited circumstances for indemnification obligations.

Since the Petition Date, the Debtors have not been able to utilize the Prepetition A/R Loan Facility, as the filing of the Chapter 11 Cases triggered an event of default thereunder that prevented further draws. To minimize ongoing interest and unused commitment fee expenses, the Debtors caused DSPV to significantly pay down the outstanding balance of the Prepetition A/R Loan Facility in May 2023. Following the entry of the Sinclair Settlement Order, the Debtors terminated the Prepetition A/R Loan Facility on March 14, 2024, and all security interests granted in connection with the Prepetition A/R Loan Facility were released. On the Effective Date, all cash held by DSPV, which is approximately $50 million as of the date hereof, will be used to fund certain distributions under the Plan or otherwise be retained or contributed to, as applicable, New OpCo’s or its wholly-owned subsidiaries’ (other than the New A/R Facility Borrower’s) balance sheet(s). As detailed further below, the Debtors intend to enter into a new accounts receivable financing facility on or before emergence from chapter 11.

3.         Equity Ownership

As of the date hereof, non-debtor Holdings, an indirect subsidiary of Sinclair, Inc. that is controlled by Sinclair, Inc., holds 100% of the equity interests in Debtor DSG. Each of the other Debtors is a direct or indirect wholly-owned subsidiary of DSG.

Article III.
KEY EVENTS LEADING TO COMMENCEMENT OF CHAPTER 11 CASES

A.	Challenges Facing the Debtors’ Business

1.         Changing Industry Business Model

Since even before Sinclair’s 2019 acquisition of Diamond, Diamond’s business faced material challenges driven in large part by a fundamental market shift away from traditional cable and satellite (i.e., linear) television. Under the established linear television model, various channels are packaged, or “bundled,” together as part of each consumer’s cable or satellite subscription. These bundles typically include RSNs, which consumers pay for through their subscription fees to MVPDs, with the MVPDs in turn paying carriage fees to the RSNs. Prior to cord-cutting, when cable and satellite subscriptions were the primary means of accessing television programming, this model was highly profitable—RSNs earned increasing carriage fees from MVPDs driven by higher annual rates while subscriber levels remained stable. Accordingly, RSNs were able to share a portion of increasing distribution revenue with professional sports teams via increasing fees to acquire sports broadcasting rights.

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As new digital platforms emerged, however, consumers began cutting the cord on traditional linear television and/or paring down large bundles. Over the past decade, about 42 million U.S. households have abandoned their traditional pay-television plans, and most of them did not replace those plans with web-based alternatives, meaning that they gave up on live television altogether. This has affected Distributors’ willingness to continue contracting with Diamond, thus eroding Diamond’s distribution revenue streams. For example, Diamond lost carriage with Hulu + Live TV, YouTube TV, DISH Network, and DISH Network’s wholly-owned subsidiary, Sling TV, over the course of 2019 and 2020. Coupled with increased subscriber loss, or “churn,” at Diamond’s remaining Distributors, these events collectively drove an approximate $810 million, or 22.6%, decline in revenue from 2019 to 2022 (exclusive of the impact of any accrued rebates and related adjustments).

Given Diamond’s historical reliance on traditional MVPDs to generate distribution revenue, the industry trend towards cord-cutting has significantly impacted Diamond’s business. As a result, certain rights fee arrangements that were first agreed to years ago have become uneconomic due to the changed broadcasting model, putting significant pressure on Diamond’s ability to pay teams the rights fees under these agreements. These challenges are not unique to Diamond—they are being faced industry-wide, and in particular in the RSN business. For instance, Warner Bros. Discovery, the parent company of AT&T Sports Networks, announced in February 2023 that it was exiting the RSN business and has since shut down all of its RSNs. Moreover, other cable channel operators, such as ESPN, are preparing for a future where they must reach customers directly rather than relying on the traditional MVPD business model. Most recently, on February 6, 2024, ESPN, Warner Bros. Discovery, and Fox Corp. announced a new venture that would stream games from all major sports leagues. According to The Wall Street Journal, this deal shows that, “as pay television’s decline accelerates because of cord-cutting, companies such as ESPN, Warner and Fox are seeing the writing on the wall and shifting their bets to the streaming world.”23

At the same time, major MVPDs, especially those with sizable broadband businesses, are approaching distribution negotiations with programming providers such as Diamond more aggressively than in the past due to their materially declining subscriber bases (and therefore subscription revenues). These MVPDs have publicly asserted that they no longer see cable television as their key revenue driver (compared to their more lucrative broadband business) while they still collectively represent a large portion of the programming providers’ earnings. For example, amid negotiations regarding an extension of their carriage agreement, Disney and Charter engaged in a heated, public dispute in August and September 2023, which resulted in Disney’s agreement to make certain Disney streaming offerings available to certain Charter cable customers.

2.         Development of DTC Business

As noted above, in response to the significant headwinds facing the traditional television broadcasting industry, Diamond has implemented digital initiatives designed to develop and

[23]	Joe Flint & Isabella Simonetti, ESPN, Fox and Warner Team Up to Create Sports Streaming Platform, The Wall Street Journal, Feb. 6, 2024, https://www.wsj.com/business/media/fox-warner-bros-discovery-and-disney-create-new-sports-streaming-venture-c9836792.

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expand consumer access to live local sports through its DTC platforms. As of the Petition Date, Diamond monetized DTC rights for 16 NBA teams, 12 NHL teams, and five MLB teams.

Despite Diamond’s advancements in developing its DTC initiatives throughout 2021, Diamond continued to face adverse market conditions, including increases in cord-cutting and subscriber churn. Accordingly, in late 2021, Diamond began exploring options to enable it to execute on its strategic vision and position itself for future success.

B.	March 2022 Transactions

Beginning in January 2021, Diamond engaged with certain lenders and holders of its secured and unsecured funded debt obligations regarding potential financing and recapitalization transactions to provide Diamond with additional liquidity to bolster operations, reassure counterparties of Diamond’s viability, and enable Diamond to continue actively pursuing its DTC strategy. On January 13, 2022, Diamond entered into a Transaction Support Agreement with certain of its secured lenders and noteholders to implement refinancing and recapitalization transactions. On March 1, 2022, Diamond closed on these transactions (the “March 2022 Transactions”), which resulted in (a) Diamond receiving $635 million of new money financing through the First Lien Loans and (b) the exchange of DSG’s then-existing first lien credit agreement and note obligations for the Second Lien Loans and Second Lien Notes (including the exchange of DSG’s then-existing revolving credit facility into the Second Lien RCF Loans). The obligations owed to lenders and noteholders that did not participate in the March 2022 Transactions became the Third Lien Loans and Third Lien Notes. The March 2022 Transactions did not affect the Unsecured Notes. In connection with the March 2022 Transactions, DSG also redeemed approximately all of its then-outstanding (approximately $31 million in principal amount) 12.75% Senior Secured Notes due 2026. Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) and Moelis & Company LLC (“Moelis”) represented Diamond in connection with the March 2022 Transactions.

As noted above, as a result of the March 2022 Transactions, the DSG Board was reconstituted in May 2022 to consist of a majority of independent managers, with two of the independent managers selected by the lenders under the First Lien Credit Agreement, one independent manager mutually selected by such lenders and Sinclair, and one independent manager selected by Sinclair and Sinclair’s Chief Executive Officer to serve on the DSG Board. In addition, as a result of the transition to independent management after the March 2022 Transactions, Diamond’s financial statements were deconsolidated from Sinclair’s beginning with the quarterly financial statements for the first quarter of 2022.

C.	Retention of Professionals

Following the March 2022 Transactions, Diamond continued to face greater-than-expected subscriber churn and emerging macroeconomic headwinds. As a result of these market conditions, Diamond determined that it was prudent to engage restructuring advisors to assess all potential strategic alternatives to address Diamond’s increasingly unsustainable capital structure.

In May 2022, the new DSG Board retained Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) to assist principally with restructuring matters. In September 2022, Diamond

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engaged Moelis and LionTree Advisors LLC (“LionTree”) as its investment bankers to provide financial advice and analysis in connection with potential strategic transactions. In December 2022, Paul, Weiss was asked to broaden its mandate to include representing Diamond, alongside WilmerHale, in connection with Diamond’s strategic and corporate transactional matters, including a potential restructuring. Diamond subsequently engaged AlixPartners, LLP (“AlixPartners”) as its financial advisor and Porter Hedges LLP as its Texas counsel in January 2023.

D.	Prepetition Engagement with Creditors, Sinclair, and the Leagues

Beginning in the fall of 2022, Diamond facilitated negotiations among its stakeholders, including the Second Lien Group, the Crossholder Group, and Sinclair, regarding Diamond’s go-forward business, capital structure, and ownership. In early January, these negotiations resulted in a deal in principle among those ad hoc groups and Sinclair on the key terms of a restructuring of Diamond’s balance sheet and a separation of Diamond’s business from Sinclair. Diamond made clear that any agreement with Sinclair would need to be predicated on Diamond’s Conflicts Committee completing its ongoing investigation into prepetition transactions between Sinclair and Diamond and a determination that any releases in a transaction were in the best interests of Diamond and its stakeholders.

Concurrently, Diamond engaged with each of MLB, the NBA, and the NHL regarding its potential restructuring and what that could mean for Diamond’s operations, and in particular the continued development of its DTC business. In addition to discussions with the leagues, Diamond also held discussions with certain of its individual team partners.

On January 11, 2023, as negotiations continued, Diamond drew the full amount of its Second Lien RCF Loans, adding approximately $227.5 million in additional liquidity. On February 15, 2023, to preserve its financial flexibility and provide its stakeholders with additional time to coalesce around a go-forward business plan, Diamond elected to enter the 30-day grace period with respect to the approximately $140 million cash interest payments scheduled to be paid on its prepetition secured and unsecured notes. Additionally, on February 22, 2023, to facilitate continued access to the Prepetition A/R Loan Facility, Diamond and Sinclair entered into a waiver of specified defaults under that facility related to the non-payment of the February 15 notes interest payment.

Diamond had also been reviewing its rights payments and considering its options with respect to its obligations to its team partners. Diamond kept its organized creditors informed on these discussions as the DSG Board made decisions on whether to enter the payment grace period with respect to any rights agreement. On March 1, 2023, as stakeholder negotiations continued, Diamond elected to enter the grace period with respect to a rights fee payment due under its rights agreement with AZPB Limited Partnership (the “Diamondbacks”). Diamond similarly did not make a payment to Raycom on February 28, 2023, with respect to the rights to broadcast Atlantic Coast Conference college sporting events on certain RSNs.

On March 11, 2023, Rangers Baseball LLC (the “Rangers”), the owner and operator of the Texas Rangers MLB team, delivered a “Notice of Default and Termination” (the “Termination Notice”) related to that certain Telecast Rights Agreement, dated as of August 11, 2010, by and

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between the Rangers and Debtor ARC Holding, Ltd. (“ARC Holding,” and such agreement, the “Rangers Agreement”). In the Termination Notice, the Rangers asserted that an event of default on account of ARC Holding’s alleged insolvency had occurred under the Rangers Agreement. The Rangers purported to terminate the Rangers Agreement, effective March 15, 2023, unless certain conditions were met. ARC Holding had never missed a payment to the Rangers and made a substantial payment to the Rangers in February pursuant to the Rangers Agreement. ARC Holding and Diamond disputed the Rangers’ assertions in the Termination Notice and were prepared to take all legal actions to protect ARC Holding’s rights under the Rangers Agreement. ARC Holding entered into a series of standstill agreements and related amendments and broadcasted all Rangers games in the 2023 MLB season that ARC Holding was permitted to broadcast pursuant to the terms of the Rangers Agreement. As discussed in Article IV.D.1 below, on February 9, 2024, the Debtors assumed the Rangers Agreement on amended terms, including a waiver of the purported event of default that was the subject of the Termination Notice.

E.	Negotiations Regarding the Initial RSA

On March 15, 2023, following extensive, good-faith, and arm’s-length negotiations and concurrently with Diamond’s commencement of the Chapter 11 Cases, Diamond and members of the Second Lien Group and the Crossholder Group executed the Initial RSA, which memorialized the parties’ agreement on the key terms of transactions to be implemented through prearranged Chapter 11 Cases. Members of the First Lien Group did not become parties to the Initial RSA. Pursuant to the Initial RSA and subject to the conditions specified therein, members of the Second Lien Group and the Crossholder Group agreed, among other things, to support the restructuring transactions contemplated in the Initial RSA and vote in favor of a chapter 11 plan of reorganization consistent with the Initial RSA.

As further discussed in Article IV.E.1 below, the Debtors ultimately determined that the Initial RSA was not actionable, and the Debtors and their stakeholders continued to negotiate alternatives throughout the Chapter 11 Cases.

F.	Negotiations Regarding the Use of Cash Collateral

As of the Petition Date, the Debtors and the Bally JVs collectively held approximately $426.6 million of cash on hand, of which approximately $115.0 million was held at the Bally JVs. Diamond’s use of this cash was, and remains, critical to the Chapter 11 Cases because without access to cash collateral, Diamond would not have the means to continue operating its business or fund the administrative costs of the Chapter 11 Cases. While Diamond negotiated the Initial RSA, it simultaneously engaged in discussions with all three Ad Hoc Groups regarding the consensual use of cash collateral. Diamond sought to obtain the consent of lenders representing a majority of its first lien loans (the “Majority 1L Lenders”) regarding the use of cash collateral to avoid a contested fight before the Bankruptcy Court on that issue at the outset of the Chapter 11 Cases.

Shortly before the Petition Date, the Majority 1L Lenders agreed to Diamond’s consensual use of cash collateral in compliance with an approved initial budget, subject to certain permitted variances. Approval of Diamond’s use of cash collateral during the Chapter 11 Cases is discussed more fully below.

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Article IV.
THE CHAPTER 11 CASES

A.	Commencement of the Chapter 11 Cases

1.         First Day Motions

To minimize disruption to the Debtors’ operations, on and shortly after the Petition Date, along with their voluntary petitions for relief under chapter 11 of the Bankruptcy Code, the Debtors filed multiple motions seeking various relief from the Bankruptcy Court (collectively, the “First Day Motions”), including First Day Motions to (a) use cash collateral and declare certain prepetition secured parties adequately protected [Docket No. 25] (the “Cash Collateral Motion”); (b) continue utilizing the Debtors’ prepetition cash management system, including with respect to intercompany transactions [Docket No. 14] (the “Cash Management Motion”); (c) honor customer obligations in the ordinary course of business [Docket No. 11]; (d) make payment on account of prepetition claims of certain critical vendors, foreign vendors, and 503(b)(9) claimants [Docket No. 10]; (e) pay prepetition wage claims and related obligations in the ordinary course of business and continue certain employee benefit programs [Docket No. 12]; (f) pay certain taxes and fees [Docket No. 9]; and (g) establish procedures for utilities to request adequate assurance, pursuant to which the utilities were prohibited from discontinuing service except in certain circumstances [Docket No. 8]. On March 15, March 16, and April 11, 2023, the Bankruptcy Court entered orders granting the final relief requested in these First Day Motions, with the exception of the Cash Management Motion and the Cash Collateral Motion, which were granted on a final basis on April 20, 2023, and May 9, 2023, respectively.

2.         Appointment of the UCC

On March 27, 2023, the Office of the United States Trustee for the Southern District of Texas (the “U.S. Trustee”) appointed the UCC pursuant to section 1102(a) of the Bankruptcy Code [Docket No. 247]. The UCC includes (a) Harte-Hanks Response Management/Austin, Inc.; (b) U.S. Bank Trust Company, National Association, as indenture trustee for the prepetition Unsecured Notes; (c) Intelsat US LLC; and (d) VITAC Corporation.

The UCC filed applications to retain Akin Gump Strauss Hauer & Feld LLP, as counsel [Docket No. 458], FTI Consulting, Inc., as financial advisor [Docket No. 459], Houlihan Lokey Capital, Inc., as investment banker [Docket No. 460], and Reid Collins & Tsai LLP, as special counsel [Docket No. 1034]. The Bankruptcy Court approved these retention applications [Docket Nos. 742–744, 1130].

3.         Approval of Use of Cash Collateral

As discussed above, in the weeks leading up to the Petition Date, Diamond and its advisors worked with their organized creditor groups and certain individual first lien creditors to agree on terms for the consensual use of cash collateral. Eventually, the Debtors reached a package deal with the Majority 1L Lenders regarding the consensual use of cash collateral, including the Debtors’ operating in accordance with a budget as approved by the Majority 1L Lenders. On March 16, 2023, the Bankruptcy Court entered an order granting interim relief for the Debtors’ use of cash collateral [Docket No. 145].

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Shortly after its appointment, the UCC raised several concerns to the Debtors and the Ad Hoc Groups related to final approval of the Debtors’ use of cash collateral. Over the course of the following weeks, the Debtors, the UCC, and the First Lien Group engaged in extensive discussions regarding the relief sought by the Cash Collateral Motion. As a result of these discussions, the parties reached agreement regarding several modifications to the proposed Cash Collateral Order (as defined below), including with respect to, among other things, (i) the UCC’s ability to investigate and/or contest the allowance of certain prepetition liens and claims, (ii) certain limitations on the Majority 1L Lenders’ ability to terminate the Debtors’ access to Cash Collateral and (iii) the provision of financial reporting to the UCC’s advisors. In light of these modifications, the UCC thereafter agreed to support entry of the Cash Collateral Order.

In addition to the UCC’s concerns, which were consensually resolved, a number of baseball clubs24 and MLB filed objections to final approval of the Cash Collateral Motion [Docket Nos. 313, 369], which centered around whether the Debtors would make payments to MLB teams during the pendency of the Chapter 11 Cases and as more fully addressed in MLB and certain clubs’ Motions to Compel Payment (as defined below). The Debtors and their advisors endeavored to resolve this issue with MLB and the clubs. On April 21, 2023, the Bankruptcy Court entered an order granting further interim relief for the Debtors’ use of cash collateral [Docket No. 390], which order incorporated, among other things, the modifications negotiated with the UCC and provided for payment of 50% of the contractual telecast rights fees owed by Diamond entities to the Guardians, Diamondbacks, Rangers, and Twins, with the remaining rights fee amounts for such clubs held in a segregated account pending a final hearing on the Motions to Compel Payment, as described in detail below.

The Debtors continued working with MLB and the clubs to resolve their objections to final approval of the use of cash collateral, ultimately reaching a settlement with MLB and the clubs to pay 75% of the outstanding rights fees, with the remaining amounts owed under the telecast rights agreements continuing to be held in a segregated account pending resolution of the Motions to Compel Payment. Following this resolution, on May 9, 2023, the Bankruptcy Court entered a final order approving the Debtors’ use of cash collateral [Docket No. 572] (the “Cash Collateral Order”).

As discussed below in Article IV.E.6, on January 23, 2024, the Debtors filed a motion seeking approval of the DIP Facility (the “DIP Motion”). On February 26, 2024, the Bankruptcy Court entered an order approving the DIP Facility [Docket No. 1834] (the “DIP Order”), which has superseded the Cash Collateral Order.

4.         Other Procedural and Administrative Motions

In the ordinary course of business, the Debtors employ professionals to render a wide variety of counsel related to matters that have a direct and significant impact on the Debtors’ day-to-day operations. The Debtors filed a motion to continue to retain and compensate these

[24]	These clubs include the Diamondbacks, Atlanta National League Baseball Club, LLC (the “Braves”), Cleveland Guardians Baseball Company, LLC (the “Guardians”), Detroit Tigers, Inc. (the “Tigers”), Milwaukee Brewers Baseball Club, Limited Partnership (the “Brewers”), Minnesota Twins, LLC (the “Twins”), Rays Baseball Club, LLC (the “Rays”), and the Rangers.

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ordinary course professionals, including law firms, attorneys, accountants, consultants, and other non-attorney professionals, without the need to file individual fee applications [Docket No. 684]. On June 9, 2023, the Bankruptcy Court entered an order granting the motion [Docket No. 851].

The Debtors filed applications to retain the following to assist the Debtors with carrying out their duties under the Bankruptcy Code during the Chapter 11 Cases: (a) Kroll Restructuring Administration LLC, as claims, noticing, and solicitation agent [Docket No. 4]; (b) Paul, Weiss, as lead counsel [Docket No. 319]; (c) Porter Hedges LLP, as Texas counsel [Docket No. 318]; (d) WilmerHale, as special corporate and litigation counsel [Docket No. 320]; (e) AlixPartners, as financial advisor [Docket No. 321]; (f) Moelis & Company LLC, as co-investment banker and financial advisor [Docket No. 322]; (g) LionTree Advisors LLC, as co-investment banker and financial advisor [Docket No. 323]; (h) Deloitte Tax LLP, as tax advisory services provider [Docket No. 324]; (i) Deloitte Financial Advisory Services LLP, as accounting advisory services provider [Docket No. 325]; (j) Deloitte Consulting LLP, as consulting services provider [Docket No. 326]; and (k) Quinn Emanuel Urquhart & Sullivan, LLP (“Quinn Emanuel”), as special litigation counsel for the purpose of investigating and asserting claims the Debtors may have against J.P. Morgan & Co. and/or its affiliated entities [Docket No. 931].

The Bankruptcy Court approved the retention of these applications (except for the retention applications for Moelis, LionTree, and Quinn Emanuel) on March 15, 2023 [Docket No. 45], May 3, 2023 [Docket Nos. 478–481, 485–486], and May 5, 2023 [Docket No. 511]. The applications for Moelis and LionTree were approved on June 13, 2023 [Docket Nos. 870, 871], after the Debtors resolved certain issues related to such retentions raised by the UCC. The Bankruptcy Court approved the Quinn Emanuel retention application on July 20, 2023 [Docket No. 983].

On August 22, 2023, the Debtors filed a supplemental application seeking authorization for AlixPartners to provide addition litigation support consulting services to the Debtors [Docket No. 1125], which application was approved by the Bankruptcy Court on September 19, 2023 [Docket No. 1187].

The postpetition compensation of all of the Debtors’ professionals retained pursuant to sections 327 and 328 of the Bankruptcy Code is subject to the approval of the Bankruptcy Court. The Debtors filed a motion to establish a process for the monthly allowance and payment of compensation and the reimbursement of expenses for those professionals whose services are authorized by the Bankruptcy Court [Docket No. 333], which the Bankruptcy Court approved on May 5, 2023 [Docket No. 512].

5.         Schedules and Statements, Claims Process, 2015.3 Reports, Section 341 Meeting, and Civil Action Removal Period

On May 12, 2023, each of the Debtors filed their schedules of assets and liabilities, schedules of current income and expenditures, schedules of executory contracts and unexpired leases (all such schedules, the “Schedules”), and statements of financial affairs (such statements, the “Statements”) [Docket Nos. 597–648, 654–661]. On July 18, 2023, Debtor Diamond Ohio Holdings II, LLC filed amended Schedules and Debtor Diamond Sports Net, LLC filed amended Schedules and amended Statements [Docket Nos. 968, 971–972].

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After the filing of the Schedules and Statements, the Bankruptcy Court entered an order establishing July 17, 2023, at 5:00 p.m., prevailing Central Time (the “Claims Bar Date”), and September 11, 2023, at 5:00 p.m., prevailing Central Time (the “Governmental Bar Date”), as the deadlines by which non-governmental claimants and governmental claimants, respectively, must file a proof of claim in the Chapter 11 Cases. In addition, with respect to any claims arising from the Debtors’ rejection of executory contracts and unexpired leases, the order established the later of (a) the Claims Bar Date or the Governmental Bar Date, as applicable, and (b) 5:00 p.m., prevailing Central Time, on the date that is 30 days following entry of the order approving the Debtors’ rejection of the applicable executory contract or unexpired lease as the rejection damages bar date. Finally, if the Debtors amend the Schedules, any claims arising due to such amendment will be due 30 days from the date the notice of the Schedule amendment is mailed.

The Debtors are continuing to review proofs of claim filed on or before the Claims Bar Date at this time. The Debtors cannot predict with certainty the outcome of the resolution of claims (including in connection with the rejections of contracts) arising out of their business operations.

Bankruptcy Rule 2015.3 requires a chapter 11 debtor to file periodic financial reports with respect to each entity that is not a debtor or a publicly traded entity in which the estate holds a substantial or controlling interest. On May 11, 2023, the Debtors filed their first such report for the Bally JVs and for the Mobile Television Group [Docket No. 587]. In discussions with the U.S. Trustee, the U.S. Trustee agreed that the Debtors did not need to file a similar report for Debtor Sports Network LLC’s interest in Marquee Sports Network, LLC, based on the terms of the relevant limited liability company agreement. The U.S. Trustee, however, informed the Debtors they would need to seek a formal Bankruptcy Court waiver with respect to Debtor Sports Network II, LLC owning a 20% interest in Red Seam Holdings LLC (“Red Seam”), a joint venture that owns and operates the YES network through Yankees Entertainment and Sports Network, LLC, its indirect, wholly-owned subsidiary. On May 11, 2023, the Debtors therefore also sought entry of an order finding that the Debtors do not have a substantial or controlling interest in Red Seam or, in the alternative, waiving the reporting requirements with respect to Red Seam under Bankruptcy Rule 2015.3 [Docket No. 588]. On June 8, 2023, the Bankruptcy Court entered an order finding that the Bankruptcy Rule 2015.3 does not apply as, solely for purposes of Bankruptcy Rule 2015.3, the Debtors do not own a substantial or controlling interest in Red Seam [Docket No. 841].

Section 341 of the Bankruptcy Code requires the U.S. Trustee to convene and preside over a meeting of creditors (the “Section 341 Meeting”). The Debtors’ final Section 341 Meeting took place on May 25, 2023, after the filing of the Schedules and Statements.

Bankruptcy Rule 9027 and 28 U.S.C. § 1452 provide that a debtor may remove civil actions for a period of 90 days after the Petition Date, subject to extension for cause shown. The Debtors were not aware of any civil actions to which any Debtor was a party and no civil action was disclosed in the Schedules. Out of an abundance of caution, however, the Debtors sought to extend the time within which the Debtors may file notices of removal of civil actions [Docket No. 843]. The Bankruptcy Court granted an extension through October 10, 2023 [Docket No. 934]. On October 9, 2023, the Debtors filed a second motion seeking to further extend the deadline to remove civil actions through February 7, 2024 [Docket No. 1248], which was granted by the Bankruptcy Court on November 3, 2023 [Docket No. 1338]. On February 5, 2024, the Debtors

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filed a third motion seeking to further extend the deadline to remove civil actions through June 6, 2024 [Docket No. 1696], which was granted by the Bankruptcy Court on February 28, 2024 [Docket No. 1838].

On March 1, 2024, the Debtors filed a motion seeking an order authorizing the Debtors to implement claims objection procedures [Docket No. 1850], which was approved on March 25, 2024 [Docket No. 1940]. The Debtors filed their first omnibus claims objection on March 27, 2024 [Docket No. 1942] and filed their second omnibus claims objection on April 4, 2024 [Docket No. 1946].

6.         Lease Assumption Extensions

The Debtors had an initial 120-day period to assume or reject their unexpired leases pursuant to section 365(d)(4) of the Bankruptcy Code, which period would have expired on July 12, 2023, for the majority of the Debtors. On July 11, 2023, the Debtors filed a motion seeking an extension of the deadline to assume or reject unexpired leases of nonresidential real property by 90 days, through and including October 11, 2023 [Docket No. 951]. This motion was approved on August 2, 2023 [Docket No. 1031]. On October 10, 2023, the Debtors, after receiving the written consent from each landlord, filed a second motion seeking to further extend the deadline to assume or reject unexpired leases of nonresidential real property through and including December 31, 2023 [Docket No. 1251]. In granting the Debtors’ second motion to extend the deadline to assume or reject unexpired leases, the Bankruptcy Court also authorized further extensions that would automatically take effect upon the Debtors’ filing a notice that a landlord had consented to such extensions [Docket No. 1339]. On December 21, 2023, the Debtors filed two such notices, indicating that the landlords for eight of the Debtors’ leases consented to an extension to March 31, 2024 [Docket No. 1533], and the landlord for one of the Debtors’ leases consented to an extension to March 15, 2024 [Docket No. 1534]. On March 14, 2024, and March 20, 2024, respectively, the Debtors filed two additional notices indicating that all of the above-mentioned landlords consented to further extensions to August 1, 2024 [Docket Nos. 1903, 1907].

B.	Plan Exclusivity

Pursuant to section 1121 of the Bankruptcy Code, the initial 120-day period during which the Debtors had the exclusive right to file a chapter 11 plan would have expired on July 12, 2023, and the initial 180-day period within which the Debtors had the exclusive right to solicit votes on a plan would expire on September 11, 2023 (because the 180-day period otherwise would have expired on Sunday, September 10, 2023), for the majority of the Debtors. Prior to the expiration of the plan filing exclusivity period, on July 11, 2023, the Debtors filed a motion [Docket No. 953] (the “First Exclusivity Motion”) seeking to extend each of the plan filing and plan solicitation exclusivity periods by 120 days, which would extend the exclusivity periods to November 9, 2023, and January 8, 2024, respectively.

The UCC and the First Lien Group filed limited objections to the First Exclusivity Motion [Docket Nos. 1026, 1027], seeking to limit the extension to a shorter period. In addition, DIRECTV filed a limited statement [Docket No. 1028] in connection with the requested relief. Thereafter, the Debtors engaged in negotiations with the UCC and the First Lien Group to address their objections. Parties ultimately agreed on an 80-day extension of the plan exclusivity period.

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On August 10, 2023, the Bankruptcy Court entered an order extending the Debtors’ exclusivity periods by 80 days [Docket No. 1052].

On September 29, 2023, the Debtors filed a second motion [Docket No. 1236] (the “Second Exclusivity Motion”) seeking to further extend each of the plan filing and plan solicitation exclusivity periods by 60 days, which would extend the exclusivity periods to November 29, 2023, and January 29, 2024, respectively. MLB and certain MLB teams (i.e., the Braves, Guardians, Tigers, Brewers, and Rangers (collectively, the “Clubs”)) collectively filed a limited objection [Docket No. 1060] to the Second Exclusivity Motion seeking a denial of such motion. The objectors asserted that the Debtors failed to show that cause exists to further extend the exclusivity periods. In addition, DIRECTV and the UCC each filed limited statements [Docket Nos. 1275, 1311] in connection with the requested relief. On November 8, 2023, the Debtors filed a reply in support of the Second Exclusivity Motion [Docket No. 1358], which was joined by the First Lien Group [Docket No. 1360]. Ultimately, no objections were pressed at the hearing on the Second Exclusivity Motion. On November 15, 2023, the Bankruptcy Court entered an order granting the Second Exclusivity Motion [Docket No. 1377].

On November 28, 2023, the Debtors filed their third request for an extension of their exclusive periods to file a plan and solicit acceptances thereof, through and including March 28, 2024, and May 28, 2024, respectively [Docket No. 1461] (the “Third Exclusivity Motion”). No parties objected to the Third Exclusivity Motion, and on December 20, 2023, the Bankruptcy Court entered an order granting the Third Exclusivity Motion [Docket No. 1532].

On March 25, 2024, the Debtors filed their fourth request for an extension of their exclusive periods to file a plan and solicit acceptances thereof, through and including September 16, 2024, and November 14, 2024, respectively [Docket No. 1941] (the “Fourth Exclusivity Motion”), which represent the statutory maximum periods allowed under section 1121(d) of the Bankruptcy Code. In response to the Fourth Exclusivity Motion, the NBA filed a reservation of rights statement requesting that the Bankruptcy Court schedule regular status conferences for the Debtors to provide updates on, among other things, negotiations with key contract counterparties and the anticipated confirmation timeline [Docket No. 1957]. The NHL filed a similar statement, but did not request any relief from the Bankruptcy Court [Docket No. 1958]. Neither the NBA or the NHL objected to the further extension of exclusivity requested in the Fourth Exclusivity Motion. On April 16, 2024, the Bankruptcy Court entered an order granting the Fourth Exclusivity Motion [Docket No. 1969].

C.	Investigation and Pursuit of Estate Causes of Action by the Debtors; Sinclair Disputes

1.         The DSG Board’s Investigation of Potential Claims and Causes of Action

As described above in Article II.C.1, prior to the Petition Date, the DSG Board established the Conflicts Committee (now the Conflicts & Restructuring Committee), which in turn established the Claims Analysis Subcommittee, to conduct a detailed investigation of potential legal claims of any nature that may be brought by Diamond against third parties, including Sinclair.

Upon its formation, the Claims Analysis Subcommittee began an extensive, months-long investigation into potential claims against Sinclair and other third parties. As part of this

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investigation, the Debtors made numerous document requests to Sinclair, JPM, Bally’s, and certain other third parties, held interviews with several key individuals, reviewed more than 60,000 documents received in connection with the investigation, and took 13 depositions. Ultimately, and as further described below, the investigation led the Debtors to commence adversary proceedings against Sinclair, Bally’s, JPM, and other parties.

Immediately after its formation and retention of professionals, the UCC also launched an investigation into the Debtors’ prepetition transactions. In connection therewith, the UCC sent information and Rule 2004 discovery requests to the Debtors and various third parties, including Sinclair. The UCC was active in the Rule 2004 investigation, including analyzing document productions and participating in depositions. Looking to avoid duplication of efforts and unnecessary expense, the UCC worked closely with the Debtors on a common interest basis to both support the Debtors’ investigative efforts and conduct its own independent analysis and review. The UCC played an important role in developing the claims and legal theories that led to the filing of the adversary proceedings.

Prior to and following the establishment of the Conflicts Committee, Diamond made proactive efforts to preserve its claims against Sinclair and its ability to recover from Sinclair. On October 20, 2022, Diamond entered into a tolling agreement with Sinclair and certain of its subsidiaries, pursuant to which the Sinclair entities agreed to toll the statute of limitation and any similar legal bar for commencing an action until June 13, 2023, which covered any claims Diamond could assert against the Sinclair entities and their directors and officers in its own right or under any cause of action belonging to or actionable by Diamond’s bankruptcy estates, including pursuant to sections 544 and 548 of the Bankruptcy Code. On May 26, 2023, the parties agreed to extend the tolling agreement’s effect through December 13, 2023.

In addition, on April 3, 2023, Sinclair announced its intent to implement an internal reorganization, pursuant to which a new holding company would be created, which would then own the existing equity in SBG, and certain of SBG’s assets would be transferred to a new and separate entity, Sinclair Ventures, Inc., which new entity would be held by the new holding company. The assets to be transferred to Sinclair Ventures, Inc. included certain potentially valuable assets such as the Tennis Channel and certain real estate and marketing assets. The Debtors informed Sinclair and its advisors that they were concerned about the impact of these transfers on the potential claims and causes of action that the Debtors were actively investigating. The Debtors, working with the UCC, negotiated and executed a stipulation with Sinclair and its affiliates that provides to the Debtors, their estates, and their assigns a guarantee of collection from the newly created Sinclair entities (and future wholly-owned or controlled entities) and certain notice rights with respect to future transactions. This stipulation was entered by the Bankruptcy Court on May 30, 2023 [Docket No. 760]. Sinclair completed its internal reorganization on June 1, 2023.

2.         The Adversary Proceedings Against Sinclair and Other Parties

After months of extensive investigation conducted by the Claims Analysis Subcommittee and the Debtors’ advisors, in coordination with the UCC, on July 19, 2023, Debtors DSG and DSN initiated separate adversary proceedings (collectively, the “Adversary Proceedings”) against Sinclair and certain Sinclair-related entities and persons (collectively, the “Sinclair Defendants”)

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and Bally’s, and against JPM [Sinclair Adv. Docket Nos. 2, 27; JPM Adv. Docket Nos. 2, 25] (the “Complaints”).25 The Complaints sought over $1.5 billion based on several claims asserted against the defendants, including alleged actual and constructive fraudulent transfer, breaches of contract, breaches of fiduciary duties, and other causes of action relating to, among other things:

a.	the redemption of the Sinclair-guaranteed preferred equity interests of JPMCFI with more than $900 million of cash from Diamond;
b.	the MSA, including but not limited to the fees paid and payable by Diamond thereunder and the relative value of the MSA services provided to Diamond in exchange; and
c.	the Bally’s partnership transaction, under which Sinclair received equity from Bally’s worth at least $184 million.

As alleged in the Complaints, the Debtors contend that either these actions were taken when the Debtors were insolvent or that such actions caused the Debtors to become insolvent. The Sinclair Defendants, Bally’s, and JPM dispute the allegations in the Complaints.

On July 19, 2023, and August 8, 2023, respectively, the Debtors and the UCC filed joint stipulations to document the agreement for the UCC’s consensual intervention as an intervenor-plaintiff in each Adversary Proceeding [Sinclair Adv. Pro., Docket No. 4; JPM Adv. Pro., Docket No. 10] (the “Intervention Stipulations”). The UCC’s rights as intervenor-plaintiff were limited to the claims brought by DSG and DSN and its participation in the Adversary Proceedings was subject to conditions as set forth in the stipulations. On September 11, 2023, the UCC filed a motion in each Adversary Proceeding [Sinclair Adv. Pro., Docket No. 35; JPM Adv. Pro., Docket No. 35] seeking clarification as to the UCC’s intervention in each Adversary Proceeding pursuant to the applicable Intervention Stipulation or, in the alternative, permitting the UCC to intervene on the terms of the relevant Intervention Stipulation. Those motions were granted by the Bankruptcy Court over the objections of the relevant defendants on November 22, 2023 [Sinclair Adv. Pro., Docket No. 86; JPM Adv. Pro., Docket No. 51]. Following the interventions, the UCC continued to be involved in discovery and in prosecuting the Adversary Proceedings in cooperation with the Debtors and played a constructive and important role in laying the foundation for the Sinclair Settlement, which is described in more detail below.

On September 19, 2023, each of Bally’s and the Sinclair Defendants filed a motion to dismiss the Adversary Proceeding against them [Sinclair Adv. Pro., Docket Nos. 38, 44] and JPM filed a motion to dismiss the Adversary Proceeding against JPM [JPM Adv. Pro., Docket No. 36]. On October 18, 2023, the Debtors filed an opposition against each of these motions to dismiss [Sinclair Adv. Pro., Docket No. 70; JPM Adv. Pro., Docket No. 42], which were joined by the UCC [Sinclair Adv. Pro., Docket No. 73; JPM Adv. Pro., Docket No. 41]. On November 10, 2023, each of Bally’s and the Sinclair Defendants filed a reply in support of their respective motion to

[25]	The claims brought in the adversary proceedings are discussed at length in the Complaints. Any summary of the Adversary Proceedings in this Disclosure Statement is qualified in its entirety by the Complaints.

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dismiss [Sinclair Adv. Pro., Docket Nos. 82, 83] and JPM filed a reply in support of its motion to dismiss [JPM Adv. Pro., Docket No. 50].

As discussed further below, on January 16, 2024, Diamond, Sinclair, JPM, and Bally’s entered into a settlement term sheet to resolve the Adversary Proceedings and all other claims among the Debtors, on the one hand, and each of Sinclair, JPM, and Bally’s, on the other. As of the date hereof, the Adversary Proceedings and the motions to dismiss filed in each of the Adversary Proceedings remain pending, subject to Sinclair making the required payments under the Sinclair Settlement by the time period set forth in the Sinclair Settlement Order.

3.         Sinclair’s Motion to Compel Assumption or Rejection of the MSA

On August 21, 2023, SBG and STG filed a motion for entry of an order compelling assumption or rejection of the MSA (the “Sinclair Motion to Compel”) [Docket No. 1094]. In the Sinclair Motion to Compel, SBG and STG argued that the Debtors should be compelled to immediately decide whether to assume or reject the MSA because, among other things, the Debtors had not been paying the Deferred Fees during the Chapter 11 Cases. SBG and STG argued that, under the terms of the MSA Letter Agreement, the Deferred Fees became payable upon the bankruptcy filing by DSG, and that SBG and STG were suffering prejudice from not being paid the Deferred Fees during the Chapter 11 Cases.

On September 29, 2023, the Bankruptcy Court entered a stipulation and agreed order [Docket No. 1234] (the “Sinclair Stipulation”) pursuant to which SBG and STG and the Debtors agreed to mediate disputes regarding the MSA and adjourn the hearing on the Sinclair Motion to Compel indefinitely while mediation remained ongoing. On November 14, 2023, the Debtors filed an objection to the Sinclair Motion to Compel [Docket No. 1375], arguing that Sinclair had failed to show that it had suffered undue hardship that would justify compelling the Debtors to immediately decide whether to assume or reject the MSA because, among other things, the provision in the MSA Letter Agreement purporting to reinstate the Deferred Fees upon the bankruptcy filing by DSG is an unenforceable ipso facto clause, and the Debtors were therefore paying SBG and STG everything they were owed under the MSA and the MSA Letter Agreement during the Chapter 11 Cases. That objection was joined by the First Lien Group [Docket No. 1478] and the UCC [Docket No. 1486].

On December 15, 2023, after holding an evidentiary hearing on the Sinclair Motion to Compel, the Bankruptcy Court entered an order denying the Sinclair Motion to Compel [Docket No. 1521]. In making its ruling, the Bankruptcy Court declined to decide whether the provision in the MSA Letter Agreement purporting to reinstate the Deferred Fees upon a bankruptcy filing by DSG is an unenforceable ipso facto clause.

4.         The Mediation and Settlement

As noted above, pursuant to the Sinclair Stipulation, the Debtors and Sinclair agreed to mediate all issues among the parties, including the Sinclair Adversary Proceeding and MSA-related disputes.

In the months following entry of the Sinclair Stipulation, the Debtors and Sinclair engaged in extensive and hard-fought negotiations with the assistance of the Mediator. The parties

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exchanged numerous proposals and held multiple mediation sessions during this time, including an in-person mediation session on December 7, 2023. On January 16, 2024, these persistent efforts culminated in the global resolution among the Debtors, Sinclair, and the other defendants embodied in the Sinclair Settlement. The resolution of the Adversary Proceedings, the MSA-related disputes, and all other claims and causes of action among the parties is a significant achievement and helps facilitate the Debtors’ successful reorganization as contemplated by the RSA.

The Sinclair Settlement is memorialized in the term sheet attached as Exhibit A to the Debtors’ motion seeking approval of the Sinclair Settlement [Docket No. 1658] (the “Settlement Motion,” and such term sheet, the “Settlement Term Sheet”). Under the Sinclair Settlement, Sinclair has agreed to (a) pay the Debtors $495 million in cash, (b) waive over $85 million in asserted administrative claims and approximately $90 million in asserted prepetition claims, and (c) provide, in exchange for an agreed-upon fee, ongoing management and transition services to the Debtors to facilitate their reorganization and separation from Sinclair. Pursuant to the terms of the Settlement Term Sheet, Sinclair is obligated to make a $50 million deposit to the Debtors within two business days of approval, with the $445 million balance to be paid within 60 days of approval, subject to Sinclair’s option to extend the deadline for such payment for an additional 15 days, in exchange for nonrefundable cash fees of $6 million. Sinclair may exercise this option up to four times, resulting in a maximum extension of 60 days in the aggregate in exchange for fees of $24 million in the aggregate. Sinclair must use best efforts to raise sufficient cash to pay the full $495 million settlement amount.

Subject to Sinclair’s timely payment of the $495 million in cash described above, and subject to any restrictions under applicable law, the Sinclair Settlement also provides Sinclair with the right to acquire or cause an affiliate or third party to acquire the Debtors’ interests in Marquee Sports Network, LLC (the “Marquee Interests”). Such right must be exercised by no later than the six-month anniversary of the Effective Date, except that Sinclair may request to extend such six-month period for up to an additional six months with the Debtors’ prior written consent (not to be unreasonably withheld, conditioned, or delayed). To the extent Sinclair does not exercise such right prior to the Effective Date, the Marquee Interests will continue to be owned by the Reorganized Debtors on the Effective Date.

In addition, upon entry of the Sinclair Settlement Order, the Bally’s Commercial Agreement (and any other contracts Diamond has with Bally’s) will be rejected, and Bally’s will release and waive any and all claims against Diamond, including any claims for rejection damages. Diamond may, however, continue to use the Bally’s trade name (at no cost to Diamond) through the end of the 2024 MLB season.

On January 23, 2024, the Debtors filed the Settlement Motion. On February 26, 2024, the Bankruptcy Court held a hearing on the Settlement Motion, and granted the relief requested by the Settlement Motion subject to the Debtors filing a notice to advise the Bankruptcy Court of the Debtors and Sinclair reaching final agreement on the amended MSA. On February 29, 2024, the Debtors filed such a notice [Docket No. 1843]. On March 1, 2024, the Bankruptcy Court entered the Sinclair Settlement Order [Docket No. 1849]. On March 4, 2024, the Debtors received the $50 million deposit from Sinclair. Additional details regarding the terms of the Sinclair Settlement

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are included in the Settlement Motion, the Settlement Term Sheet, and the Sinclair Settlement Order.

As set forth in the Plan, if the Sinclair Release Effective Date does not occur, the Litigation Trust will prosecute the claims and causes of action set forth in the Complaints and any other claims or causes of action the Litigation Trustee deems appropriate.

D.	Addressing Issues with Teams, Leagues, and MVPDs

Since before commencing the Chapter 11 Cases, the Debtors and their advisors have spent numerous hours assessing their portfolio of contracts, and in particular their contracts with MLB, the NBA, the NHL, and the teams in those leagues. Since the Petition Date, the Debtors have moved to reject money-losing contracts to prevent, among other things, incurring additional administrative claims and to preserve valuable liquidity for the estates. The Debtors have also worked to address disputes with counterparties with respect to the Debtors’ obligation to make payments to these contract counterparties on a postpetition basis and, where necessary, the Debtors have also taken action to protect their rights under their existing executory contracts in the Chapter 11 Cases. Certain of these efforts are described more fully below.

1.         MLB

a.         Motions to Compel Payment

Due to concerns about the costs of the rights fees under their telecast rights agreements with certain MLB teams, the Debtors, in their reasonable business judgment, decided around the time of their bankruptcy filing to enter into the contractual grace period under the telecast rights agreements with the Diamondbacks (which was due prior to the Petition Date), the Guardians, the Twins, and the Rangers. The Debtors made this determination to consider whether to make such payments or to reject such agreements. In addition, the Debtors’ position was that under section 503(b) of the Bankruptcy Code, pending assumption or rejection of executory contracts pursuant to section 365 of the Bankruptcy Code, debtors are required to pay only the actual and necessary costs of preserving their estates, including only the “reasonable value” of what they receive under these agreements.

Only days after entering into the contractual grace periods under the respective agreements with the Guardians, Twins, and Rangers, MLB and those clubs (as well as the Diamondbacks) filed a series of motions to compel the Debtors to make payment to these teams at the contract rates set forth in their telecast rights agreements [Docket Nos. 280, 303, 370] (collectively, the “Motions to Compel Payment”). The Debtors objected and urged the Bankruptcy Court to afford the Debtors the chance to utilize the “breathing spell” of the automatic stay to make decisions about their portfolio of executory contracts and only to pay the “reasonable value” of the rights they are receiving (rather than the contract amount) in the interim pending the Debtors’ determination [Docket No. 409]. The parties conducted extensive discovery in connection with the Motions to Compel Payment, including the Debtors’ presenting expert evidence with respect to the reasonable value of the rights they received under such rights agreements. After a contested evidentiary hearing held on May 31 and June 1, 2023, the Bankruptcy Court granted the Motions to Compel Payment and ruled that the Debtors were not entitled to an adjustment of the contract

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rate during the pendency of the Chapter 11 Cases and that the Debtors were obligated to pay the full rights fees due under their telecast rights agreements pending assumption or rejection of the agreements [Docket No. 819]. The Bankruptcy Court declined to compel the Debtors to immediately assume or reject their telecast rights agreements with MLB and its clubs. At a hearing on June 9, 2023, the Bankruptcy Court denied the Debtors’ motion [Docket No. 838] seeking clarification of the order and noted that all parties’ rights regarding any future assumption or rejection of the telecast rights agreements and the treatment of any payments made before rejection are reserved.

b.         The Debtors’ Decision to Cease Funding RSNCO LLC and the Padres Settlement

Debtor Diamond San Diego Holdings, LLC (“Diamond San Diego”) holds a majority interest in the joint venture SoCal Sports Net LLC (“SoCal Sports”), which it co-owns with Padre Time, LLC (“Padre Time”).  As of the Petition Date, RSNCO LLC (“RSNCO”), which is wholly-owned by SoCal Sports and operated as the Bally Sports San Diego RSN, had a telecast rights agreement with Padres L.P. (the “Padres”) that provided RSNCO with the exclusive rights to broadcast games of the San Diego Padres.

RSNCO was unable to generate sufficient revenue to independently support the rights fee payments under its telecast rights agreement with the Padres and to pay other operating expenses.  The Debtors therefore had, when necessary, funded RSNCO to make up for the deficiency, including by extending $20.5 million in aggregate principal amount of loans to RSNCO during the 2022 MLB season (the “RSNCO Loans”).

Prior to a rights payment due in late May 2023, it became clear that RSNCO would have insufficient cash to make that rights payment and would require the Debtors to fund RSNCO to make such payment.  The Debtors, in their reasonable business judgment, made the decision to cease funding this money-losing joint venture, and after RSNCO failed to make its telecast rights payment by the end of the contractual grace period, the Padres terminated the telecast rights agreement on May 30, 2023.

The Padres initiated an arbitration against RSNCO, alleging that RSNCO had breached the telecast rights agreement and seeking damages.  The parties then entered into an arm’s-length mediation, ultimately reaching a settlement of all issues among them, including claims relating to the RSNCO Loans, and agreed to a process for an orderly wind-down of RSNCO.  On April 15, 2024, Diamond San Diego, SoCal Sports, the Padres, Padre Time, and RSNCO executed various agreements documenting this settlement, pursuant to which the parties agreed to grant mutual releases of all claims related to the Bally Sports San Diego RSN and on the dissolution of RSNCO after the monetization of its remaining assets and a payment waterfall that provides for distribution of RSNCO’s remaining assets to its stakeholders, including Diamond San Diego and the Padres.  On April 16, 2024, the Debtors filed a motion seeking authorization for Diamond San Diego to enter into and perform its obligations under this settlement [Docket No. 1971], which motion remains pending as of the date of this Disclosure Statement.

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c.         The Debtors’ Motion to Reject the Diamondbacks Agreement

As of the Petition Date, Debtor Diamond Sports Net Arizona, LLC (“Diamond Arizona”) was party to a telecast rights agreement with the Diamondbacks under which Diamond Arizona had the exclusive right to telecast all local Diamondbacks games. Unfortunately, the Debtors were losing significant sums on their agreement with the Diamondbacks since prior to the Petition Date and the rights fee payments thereunder would only increase on a year-to-year basis through 2035.

As described above, the Bankruptcy Court granted the Motions to Compel Payment filed by the Clubs, including the Diamondbacks, and ordered that the Debtors were obligated to pay the full rights fees due under their telecast rights agreements. In light of the Bankruptcy Court’s order to compel payment at the contract rate, and the unprofitability of their agreement with the Diamondbacks, the Debtors, in their reasonable business judgment and in consultation with the advisors to the Ad Hoc Groups and the UCC, determined that it would be in the best interest of the estates to reject the agreement with the Diamondbacks ahead of a rights fee payment due on July 1, 2023, to ensure no additional losses were incurred in connection with this contract. As a result, the Debtors filed a rejection motion on June 22, 2023 [Docket No. 921].

Diamond Arizona and the Diamondbacks then engaged in discussions regarding potential amendments to the rights agreement that would make it more economical and fit within the Debtors’ go-forward business strategy. Due to these discussions, the Debtors and the Diamondbacks agreed to keep the telecast rights agreement in place until July 17, 2023, to give the parties time to negotiate. Ultimately, the parties were unable to reach an agreement on an amended deal. After these negotiations ceased, the Debtors moved forward with their motion and the Bankruptcy Court entered an order granting the Debtors’ rejection of the Diamondbacks agreement effective as of July 17, 2023 [Docket No. 967].

d.         Motion to Compel Assumption or Rejection

On October 11, 2023, MLB and the Clubs filed a motion to compel assumption or rejection of the Debtors’ telecast rights agreements with each of the Clubs [Docket No. 1261] (the “MLB Motion to Compel”). MLB and the Clubs argued that the Debtors should be required to make an immediate decision regarding whether to assume or reject so that MLB and the Clubs would have certainty regarding the Debtors’ broadcasting plans for the 2024 MLB season.

On November 8, 2023, the Debtors filed an objection to the MLB Motion to Compel [Docket No. 1357], which was joined by the First Lien Group [Docket No. 1359]. At a hearing held on the MLB Motion to Compel on December 15, 2023, the Debtors’ and MLB’s respective counsel indicated that significant progress had been made in mediation, and the parties wished to adjourn the hearing on the MLB Motion to Compel to continue discussions relating to a potential resolution of the MLB Motion to Compel in the context of the Cooperation Agreement. On January 17, 2024, after the announcement of the Debtors’ entry into the January RSA, the hearing on the MLB Motion to Compel was adjourned indefinitely [Docket No. 1621] to permit the parties to continue their discussions.

On February 2, 2024, the Debtors filed motions for authority to enter into amendments to the respective telecast rights agreements with the Rangers, the Guardians, and the Twins [Docket

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Nos. 1684–1689] and assume such amended agreements. The motions were granted by the Bankruptcy Court on February 9, 2024 [Docket Nos. 1720–1722]. The respective amendments resolve the MLB Motion to Compel as to the Rangers and the Guardians,26 and provide that the Debtors will continue to broadcast Rangers, Guardians, and Twins games for the entirety of the 2024 MLB season. The amendment to the Rangers Agreement also resolves the Debtors’ and the Rangers’ disputes concerning the Termination Notice. Each amendment provides that each of the Rangers, Guardians, and Twins are included in, and equally and ratably benefit from, the protections of the MLB Adequate Assurance Order, summarized below.

On February 12, 2024, the Bankruptcy Court entered an order, approving an adequate assurance package [Docket No. 1745] (the “MLB Adequate Assurance Order”). The MLB Adequate Assurance Order provides that the Debtors will not reject or, in the case of the Bally JVs, cause any such Bally JV to terminate, any telecast rights agreement with any MLB club until the conclusion of the 2024 MLB season and until all amounts have been paid to the clubs for the 2024 MLB season. It further provides that all amounts owed by the Debtors and the Bally JVs to the clubs pursuant to the telecast rights agreements for the 2024 MLB season will be paid in accordance with the terms of those agreements. As further assurances, the MLB Adequate Assurance Order provides that any claim by MLB or a club for amounts owed pursuant to a telecast rights agreement in the event of a default by a Debtor during the 2024 MLB season will be entitled to superpriority administrative expense claim status (subject to commercially reasonable mitigation efforts and not to exceed the aggregate amount of fees that remain outstanding and unpaid for the 2024 MLB season under the applicable telecast rights agreement). To secure payment of any superpriority administrative expense claim and any claims against the Bally JVs, the Debtors agreed to fund $20 million out of cash collateral into a segregated account for the exclusive benefit of the clubs (the “MLB Security Deposit”). The Debtors also agreed to grant to MLB and the clubs liens on the MLB Security Deposit, the Debtors’ interest in YES, and certain unencumbered Sinclair-related litigation proceeds, subject to the priorities set forth in the MLB Adequate Assurance Order. The protections afforded by the MLB Adequate Assurance Order will terminate automatically upon the earlier to occur of the Effective Date and the last date under any applicable telecast rights agreement as to which payments are due and paid to any club for the 2024 MLB season. As a result of, and pursuant to, the MLB Adequate Assurance Order, MLB and the Clubs have withdrawn the MLB Motion to Compel.

e.         MLB’s and the Clubs’ Reservation of Rights

This section of the Disclosure Statement was provided by MLB and the Clubs and reflects their opinions and assertions. The Debtors dispute many of the assertions and opinions set forth herein.

MLB and the Clubs have expressed concerns to the Debtors and their advisors about the assumptions underlying the Debtors’ business plan and whether these assumptions can be achieved. Specifically, MLB and the Clubs have significant concerns about whether the Plan will satisfy the legal requirements for confirmation required by section 1129 of the Bankruptcy Code. In particular, among other concerns, MLB and the Clubs question whether the Debtors will be able

[26]	The Twins’ telecast rights agreement had expired on its terms at the conclusion of the 2023 MLB season, and the Twins did not join the MLB Motion to Compel.

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to demonstrate to the Court that confirmation of the Plan is not likely to be followed by the liquidation, or further financial reorganization, of the Debtors (or any successors of the Debtors under the Plan). The financial viability of the Debtors is necessary to ensure the Debtors’ continued performance of the telecast rights agreements between the Debtors and each respective Club.

As the Debtors note in Article II.B.4 of this Disclosure Statement, approximately 81% of the Debtors’ revenue is derived from three primary Distributors. The Debtors, have been in ongoing negotiations with the three primary Distributors and have recently announced that a renewal agreement has been reached with one such Distributor. The Debtors, however, have not specifically disclosed the terms and conditions of such renewal, although it is the Debtors’ position that such terms are reflected in the Debtors’ Financial Projections. Thus, the terms of the distribution agreements with all three primary Distributors, including modification, if any, to the rates paid for subscribers (including the methods of calculating all fees payable by each Distributor), each Distributor’s respective distribution obligations for each service (e.g., the tier(s)/package(s) in which the Debtors’ service(s) will be distributed to each Distributor’s subscribers and any tier/packaging flexibility), the lengths of each Distributor’s respective agreement, and all other material economic terms and conditions, either remain uncertain or undetermined or, in the case of the one primary Distributor with which the Debtors have reached an agreement, have not been specifically disclosed, although it is the Debtors’ position that such terms are reflected in the Debtors’ Financial Projections. Additionally, neither the NBA nor the NHL, which are the Debtors’ other key content providers, have finalized renewals beyond their 2023-2024 seasons. Without further information and certainty on these agreements, which are significant drivers of both top-line and bottom-line financial performance of the Debtors, MLB and the Clubs assert that they cannot determine the financial viability of the Debtors’ post-Effective Date business plan.

MLB and the Clubs further assert that the Debtors have not only failed to provide information on the material contracts underlying the Debtor’s post-Effective Date business plan, but that the Debtors have also failed to provide detail or documentation sufficient to support the assumptions used in their DTC segment projections. The Debtors dispute these assertions. In Article VIII.B.6 of this Disclosure Statement, the Debtors specifically highlight that the Debtors’ long-term success is dependent on the successful execution of their DTC strategy. Despite this emphasis, MLB and the Clubs assert that the Debtors have not furnished interested parties with sufficient detail to analyze this strategy, which the Debtors dispute. MLB and the Clubs assert that, given the growing importance to the Debtors’ business plan of the DTC business over the life of the projections, such detail is necessary to determine the reasonableness and achievability of the Plan projections.

Finally, MLB and the Clubs assert that they require additional information regarding the assumptions underlying the DTC projections and the terms and conditions of the Debtors’ material contracts, particularly those providing the vast majority of their revenue, in order to determine whether the Debtors’ Plan satisfies the confirmation requirements set forth in the Bankruptcy Code, including whether the Debtors’ post-Effective Date business plan is viable. Without this information, MLB and the Clubs assert that they cannot be assured that the Plan contemplates continued performance of the telecast rights agreements. The Debtors dispute these assertions. Nonetheless, MLB and the Clubs reserve all rights to question the feasibility of the Debtors’

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business plan and its potential impact on the continued performance of the telecast rights agreements.27 MLB and the Clubs further reserve the right to seek discovery in connection with the same.

2.         NBA and NHL

a.         Negotiations with the NBA, NHL, and Teams

Since before the Petition Date, Diamond has been engaged with the NBA, the NHL, and certain individual team partners within these leagues regarding long-term arrangements with those leagues and teams. Following the Petition Date, the Debtors continued to work with the NBA, the NHL, and their teams in an effort to reach consensus on an actionable business plan in light of the rapid and fundamental industry changes affecting the sports and traditional cable television industries.

While Diamond came close to reaching long-term deals with each of the NBA and NHL in the summer of 2023, Diamond struggled to reach an actionable business plan with its creditors, which made long-term deals non-actionable at that time. After the Debtors commenced mediation, on September 27, 2023, the NBA and the NHL participated in an in-person mediation session with Diamond, its key creditor constituencies, the UCC, and other parties in an effort to coalesce around a go-forward business plan and the key terms of a chapter 11 plan. Those negotiations ultimately resulted in the execution of the Cooperation Agreement, which contemplated a business plan that was predicated on, among other things, Diamond’s modified arrangements with the NBA, the NHL, and their teams.

In support of the business plan contemplated by the Cooperation Agreement, the NBA, the NHL, and their applicable teams agreed to certain modifications to their telecast rights agreements, including modified rights fees and amending all applicable team agreements to expire at the end of the NBA’s and NHL’s respective 2023-–24 seasons, thereby eliminating any potential rejection damages claims that would otherwise have been assertable against the Debtors’ estates in connection with the existing pre-modification telecast rights agreements. The Debtors filed motions seeking approval of these modified arrangements with the NBA and the NHL on November 6, 2023, and December 20, 2023, respectively [Docket Nos. 1343, 1529], and the Bankruptcy Court entered orders approving these modified arrangements on November 15, 2023, and January 3, 2024, respectively [Docket Nos. 1378, 1587], subject to the occurrence of certain conditions before they became effective. These modified arrangements never became fully effective by the time the Debtors pivoted to the reorganization contemplated by the January RSA and, later, the RSA.

Following termination of the Cooperation Agreement and entry into the January RSA, the Debtors immediately re-engaged with the NBA and NHL regarding the go-forward treatment of their contracts. These negotiations remain ongoing as of the date hereof.

[27]	The Rangers, Guardians, and Twins have stated that they will not be taking any action inconsistent with their respective telecast rights agreement amendments.

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b.         Dispute with the Suns

On April 28, 2023, Suns Legacy Partners, L.L.C. (the “Suns”) announced it had entered into a new media rights agreement with Gray Television, Inc. (“Gray”) and Kiswe Mobile Inc. (“Kiswe”). The Suns were party to an unexpired telecast rights agreement with Diamond Arizona at the time of that announcement, and that rights agreement provided Diamond Arizona with valuable back-end rights that provided Diamond Arizona with certain protections upon the expiration of the term of the existing rights agreement at the end of the 2022–23 NBA season. On May 3, 2023, the Debtors filed a motion to enforce the automatic stay against the Suns, Gray, and Kiswe to, among other things, compel the Suns to comply with the Debtors’ valuable back-end contractual rights [Docket No. 462]. Diamond Arizona also filed a complaint against the Suns, Gray, and Kiswe to pursue various breach of contract and tortious interference claims [Adv. Pro. No. 23-03071, Docket No. 1] (the “Suns Adversary Proceeding”).

After a lengthy hearing on May 10, 2023, the Bankruptcy Court ruled that the Suns had violated the automatic stay by entering into a new agreement with Gray and Kiswe before complying with the back-end rights, but that Gray and Kiswe had not violated the automatic stay [Docket No. 579].

The Suns and Diamond Arizona then engaged in the back-end rights process to determine whether Diamond Arizona would be able to match the Gray and Kiswe agreement. Upon the conclusion of that process, the Debtors, in their reasonable business judgment and in consultation with the advisors to the Ad Hoc Groups and the UCC, made the decision not to match the offer made by Gray and Kiswe and to allow the Suns agreement to expire in accordance with its terms. Diamond Arizona then voluntarily dismissed the Suns Adversary Proceeding without prejudice [Adv. Pro. No. 23-03071, Docket No. 19].

c.         The Debtors’ Motion to Reject the Coyotes Agreement

On October 4, 2023, the Debtors filed a motion [Docket No. 1241] to reject Diamond Arizona’s telecast rights agreement with IceArizona Hockey Co, LLC (d/b/a Arizona Coyotes) (the “Arizona Coyotes”) nunc pro tunc to October 1, 2023. As Debtor Diamond Arizona had already rejected its telecast rights agreement with Diamondbacks and declined to exercise their right to match the deal that the Phoenix Suns reached with Gray and Kiswe, the Debtors believed that the Bally Sports Arizona RSN was not profitable and, in their reasonable business judgment, determined that the agreement with the Arizona Coyotes no longer fit within the Debtors’ business plans and should be rejected. Diamond Arizona notified the Arizona Coyotes of its decision to file the rejection motion in advance and obtained the Arizona Coyotes’ consent to the rejection. On October 5, 2023, the consensual rejection motion was approved by the Bankruptcy Court [Docket No. 1242].

3.         Other League/Operational Matters

a.         Arizona Lease

With the expiration of the agreement with the Suns and the decision to reject the agreements with the Diamondbacks and Arizona Coyotes, the Debtors decided to exit the Arizona market and shut down Debtor Diamond Arizona. Accordingly, on December 5, 2023, the Debtors

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filed a motion seeking rejection of a lease that Diamond Arizona had with AGP Arizona Center Owner, LLC with respect to certain office space located at 455 N. 3rd Street, Phoenix, Arizona 85004 [Docket No. 1485]. The Bankruptcy Court granted this motion on December 27, 2023 [Docket No. 1572].

b.         Debtors’ Motion to Reject the Raycom Agreement

As of the Petition Date, Debtor DSN was party to an agreement with Raycom Sports Network, LLC (“Raycom”) for the exclusive right to televise certain Atlantic Coast Conference (“ACC”) college football and men’s and women’s basketball games through the 2026–27 season. Prior to the Petition Date, the Debtors determined, in their business judgment, not to make a prepetition payment due to Raycom. The Debtors ultimately determined that the Raycom agreement and the associated rights no longer fit within the Debtors’ go-forward business strategy. Raycom also requested that the Debtors promptly reject the Raycom agreement so that Raycom could initiate the process of seeking a new partner for broadcasting future ACC events.

The Debtors filed the motion to reject the Raycom agreement on June 14, 2023 [Docket No. 874], and the motion was granted on July 7, 2023 [Docket No. 945]. On July 13, 2023, Raycom announced it had entered into a new partnership with The CW Network pursuant to which The CW Network would broadcast these ACC events through the 2026–27 season. The Debtors believe that this announcement will significantly mitigate any damages resulting from the rejection of the Raycom agreement.

c.         The Debtors’ Motion to Reject the OB Agreement

On October 9, 2023, Debtor Diamond Sports Sun, LLC (“Diamond Sun”) filed a motion [Docket No. 1249] to reject its telecast rights agreement (the “OB Agreement”) with O.B. Festival Events, LLC (“OB Events”) for the exclusive broadcasting of the annual AutoNation Orange Bowl Basketball Classic (the “OB Classic”). The Debtors, in their reasonable business judgment, determined that the OB Agreement should be rejected ahead of the next OB Classic, to be held on December 9, 2023, to avoid incurring additional costs. Diamond Sun notified OB Events of its decision to file the rejection motion in advance and obtained OB Events’ consent to the rejection. On October 10, 2023, the consensual rejection motion was approved by the Bankruptcy Court [Docket No. 1250].

4.         MVPD Matters

a.         Dispute with DIRECTV

The Debtors have a distribution contract (the “DIRECTV Agreement”) with DIRECTV that requires DIRECTV to pay the Debtors for the right to televise MLB games. Beginning in July 2023, DIRECTV started underpaying the Debtors on the grounds that the Debtors and the applicable Bally JVs failed to televise certain San Diego Padres and Diamondbacks games. The Debtors believe DIRECTV has no basis for withholding any portion of the payments due to the Debtors under the DIRECTV Agreement and such withholding constitutes a violation of the automatic stay. On October 10, 2023, the Debtors filed a motion to enforce the automatic stay against DIRECTV and to compel DIRECTV to perform its obligation under the DIRECTV Agreement to pay the withheld amount [Docket No. 1253] (the “DIRECTV Motion”). Prior to

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the hearing on the DIRECTV Motion, the parties agreed to mediate the dispute, but ultimately did not reach a resolution. On January 11, 2024, DIRECTV objected to the DIRECTV Motion [Docket No. 1607; SEALED at Docket No. 1608]. On January 17, 2024, the DIRECTV Motion was adjourned indefinitely [Docket No. 1617].

b.         Negotiations with MVPDs

The Debtors previously successfully reached agreements on extensions with Comcast and Charter in connection with implementing the baseline business plan contemplated under the Cooperation Agreement. In September, DIRECTV also exercised a carriage extension option, which requires the Debtors to engage in further carriage negotiations for longer-term carriage. In connection with pivoting to the reorganization contemplated by the Plan, the Debtors have been engaged with DIRECTV, Comcast, Charter, Cox, and others on longer-term distribution deals in connection with the reorganization contemplated by the Plan. On April 3, 2024, the Debtors announced that they had successfully reached a multi-year renewal of their distribution agreement with Charter.

E.	Plan Development and RSA

1.         The Initial RSA

As noted above, for over two years, Diamond has negotiated with certain of its creditors to substantially deleverage its balance sheet, and with its league and team partners to attempt to secure the rights necessary to grow its DTC business in the face of a rapidly changing cable television ecosystem. After months of negotiations, and shortly after commencing the Chapter 11 Cases, Diamond signed the Initial RSA with members of the Second Lien Group and the Crossholder Group. Members of the First Lien Group were not parties to the Initial RSA.

The Initial RSA was predicated on three key premises: (a) achieving agreement on an acceptable go-forward business plan for a reorganized Diamond to continue as a going concern; (b) leaving the First Lien Claims unimpaired and equitizing all junior debt; and (c) obtaining agreement related to the quantum and funding, if any, of new money financing to fund the reorganized Debtors’ go-forward business after reaching agreement on an acceptable business plan. Given the circumstances and complications discussed herein, the Debtors and their creditor constituencies could not reach an agreement on a going-concern business plan that existing creditors were willing to finance and that would leave the First Lien Claims unimpaired. Absent a new money investment from a third party or creditors within the Debtors’ capital structure, which at that point remained unavailable to the Debtors, the Debtors had no choice but to pivot away from the restructuring transactions contemplated in the Initial RSA. As a result, the Debtors needed to formulate alternative business plans that were unlikely to leave the First Lien Claims unimpaired, and actively engaged in the process of formulating alternatives with the Ad Hoc Groups and the UCC.

The Debtors’ efforts resulted in multiple potential business plans, but the Debtors were unable to garner requisite creditor support for these business plans. The inability to obtain this support was the result of, among other things, significant intercreditor disputes that emerged, including:

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•	Make-Whole Amount: Whether the first lien lenders are entitled to a make-whole amount under the First Lien Credit Agreement, including, among other things, whether such amount became due prior to the Debtors’ bankruptcy filings (which would have increased their prepetition claim, together with principal and accrued but unpaid interest, to approximately $776.9 million), whether it would be disallowed as “unmatured interest” under section 502(b)(2) of the Bankruptcy Code, and whether it would be payable as a “reasonable fee” under section 506(b)(2) of the Bankruptcy Code if the first lien claims ultimately were oversecured.
•	Diminution in Value: Whether any diminution in value of the secured creditors’ collateral had occurred as a result of the Chapter 11 Cases and, if so, the method to determine the extent of any such diminution in value.
•	Oversecured vs. Undersecured: Whether the first lien lenders were oversecured and if so, whether (and the rate at which) they would be entitled to postpetition interest (including interest on principal, overdue interest, and any make-whole amount). And, if the first lien lenders were undersecured, the amount of, and method of calculation for, their deficiency claim.
•	Recharacterization: Whether adequate protection interest payments made to the first lien lenders under the Cash Collateral Order should be recharacterized as payments of principal.
•	Encumbered vs. Unencumbered Value: Whether certain of the Debtors’ assets were encumbered by the liens asserted by the Debtors’ secured creditors, including:
o	Whether certain claims asserted in the Adversary Proceedings constitute general intangibles or were otherwise part of the secured creditors’ collateral package, or whether such claims were unencumbered commercial tort claims or avoidance actions, and how the proceeds of any settlement or judgment must be allocated among encumbered and unencumbered claims.
o	Whether cash and any cash proceeds from accounts receivable held by non-debtor DSPV, if and when distributed by that entity to Debtor DSN, would be encumbered by the liens of the Debtors’ secured creditors.
o	Whether the Debtors’ secured creditors had valid liens on certain of the Debtors’ assets, including Debtor Sports Network, LLC’s 50% equity interest in Marquee and certain liens and claims granted in connection with the Debtors’ incurrence of new debt in March 2022 and in connection with Sinclair’s purchase of the Debtors in August 2019.
•	Turnover Provisions: The impact of turnover provisions in the Prepetition Intercreditor Agreements on potential plan distributions.
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•	Allocation of Administrative Costs: The allocation of the administrative costs of the Chapter 11 Cases between encumbered and unencumbered assets, including costs related to the Debtors’ investigation into prepetition transactions and the costs of administering the estates.

2.         Appointment of Judicial Mediators

After extensive negotiations with key commercial counterparties and creditors, it became clear to the Debtors that it would be increasingly challenging for parties to reach agreement on a consensual chapter 11 plan without a catalyst. To break the impasse, on August 15, 2023, the Debtors filed a motion requesting the appointment of judicial mediators to assist the Debtors and other parties in interest in efficiently resolving complex issues necessary to successfully implement the Debtors’ restructuring [Docket No. 1075]. On August 17, 2023, the Bankruptcy Court granted the motion and entered an order appointing Judge Marvin Isgur and then-Judge David Jones as mediators [Docket No. 1087]. Judge Jones subsequently ceased his role as mediator upon the announcement of his resignation from the bench on October 15, 2023.

The Debtors, the Ad Hoc Groups, the UCC, Sinclair, and many of the Debtors’ key commercial counterparties (including MLB, the NBA, and the NHL) participated in mediation sessions beginning in September with the aim of bridging the gap among the parties on key issues, including intercreditor disputes and critical commercial negotiations.

3.         The Cooperation Agreement

Eventually, the Debtors, the UCC, and the First Lien Group reached an agreement in principle to resolve the aforementioned intercreditor issues and move the Chapter 11 Cases toward a consensual chapter 11 plan in an orderly and efficient manner, which agreement was ultimately joined by certain members of the Second Lien Group and memorialized in the Cooperation Agreement.

As noted above, the Cooperation Agreement provided a framework for the Debtors to (a) continue to operate their business over the course of the 2023–24 Seasons and (b) propose a chapter 11 plan that would allocate certain costs of the administration of the Chapter 11 Cases among the holders of First Lien Claims and junior creditors, distribute the proceeds derived from the continued operation of their business, the liquidation of their litigation claims and other assets, and the residual value of remaining estate interests. This framework was intended to provide baseline recoveries to creditors, including junior funded debt creditors and general unsecured creditors, and allow the Debtors’ counterparties, including their team, league, and distribution partners, to smoothly transition operations over the course of those seasons without an abrupt cessation of broadcasting brought about by an immediate winddown of the Debtors’ operations.

The Cooperation Agreement allocated the value of the Debtors’ estates among holders of First Lien Claims and junior creditors, the terms of which were broadly as follows:

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a.	Holders of First Lien Claims were to receive, up to a cap of $629 million:[28]
i.	all business value other than that allocated to junior creditors; and
ii.	15% of the proceeds of the Adversary Proceedings.
b.	Junior creditors (i.e., all creditors other than holders of First Lien Claims) were to receive:
i.	the proceeds from Diamond’s interests in YES and Marquee (including any distributions from YES and Marquee);
ii.	any cash held in accounts owned by non-Debtor DSPV;
iii.	85% of the proceeds of the Adversary Proceedings; and
iv.	all business and litigation value once the $629 million cap had been reached for holders of First Lien Claims.

The Cooperation Agreement also provided for agreed allocations of the costs of the Chapter 11 Cases among holders of First Lien Claims and junior creditors, including allocations of operating expenses, professional fees, litigation expenses, and employee-related obligations.

The Cooperation Agreement did not foreclose potential alternative transactions and instead preserved the Debtors’ ability to consider opportunities that could potentially provide greater value to their estates and creditors, consistent with the Debtors’ fiduciary duties.

On November 6, 2023, following the execution of the Cooperation Agreement, the Debtors filed a motion seeking authorization to enter into and perform under the Cooperation Agreement and approving the settlements and compromises contained therein [Docket No. 1342]. On November 15, 2023, the Bankruptcy Court entered an order authorizing entry into and performance under the Cooperation Agreement [Docket No. 1383] (the “Cooperation Agreement Order”).

Notwithstanding entry of the Cooperation Agreement Order, the effectiveness of the Cooperation Agreement was conditioned on the following:29

a.	the Bankruptcy Court’s entry of an order authorizing the Debtors to enter into an agreement with the NBA and/or its teams modifying the terms of the relevant telecast rights agreements;

[28]	Adequate protection interest payments to the first lien lenders made after October 2, 2023, would have counted towards this cap. Adequate protection interest payments made on or before October 2, 2023, and fees and expenses of the First Lien Group and the First Lien Agent would not have counted towards this cap.
[29]	The following summary of conditions is qualified in its entirety by the terms of the Cooperation Agreement Order.

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b.	the Bankruptcy Court’s entry of an order authorizing the Debtors to enter into an agreement with the NHL and/or its teams modifying the terms of the relevant telecast rights agreements;
c.	the Bankruptcy Court’s entry of an order denying or otherwise resolving the Sinclair Motion to Compel;
d.	the Bankruptcy Court’s entry of an order amending the Cash Collateral Order (the “CCO Condition”);
e.	(i) the Bankruptcy Court’s entry of an order denying MLB Motion to Compel or otherwise resolving such motion or (ii) withdrawal of the MLB Motion to Compel (the “MLB Condition”); and
f.	the Bankruptcy Court’s entry of an order approving the Debtors’ motion to extend the periods within which the Debtors enjoy the exclusive right to file and solicit acceptances of a chapter 11 plan pursuant to section 1121(d) of the Bankruptcy Code, filed at Docket No. 1236.

All of these conditions were met following entry of the Cooperation Agreement Order (and before termination of the Cooperation Agreement) except for the CCO Condition and the MLB Condition. Accordingly, the Cooperation Agreement ultimately never became effective pursuant to its terms, and the Debtors terminated the Cooperation Agreement immediately prior to their entry into the January RSA.

4.         Development of Reorganization Alternative

While the Debtors engaged with creditors, league and team partners, MVPDs, and other parties in interest to implement the Cooperation Agreement, they simultaneously continued to explore restructuring alternatives premised on a reorganization of the Debtors’ business as a going concern. During this time, the Debtors collaborated closely with the Crossholder Group, which similarly pursued reorganization. Following the Debtors’ disclosure to the Crossholder Group of discussions between the Debtors and Amazon concerning a potential investment and commercial arrangement, the Crossholder Group and the Debtors engaged further with Amazon to explore Amazon’s participation in potential alternatives to the winddown contemplated by the Cooperation Agreement.

New money financing was a critical component of these discussions. The Crossholder Group and the Debtors explored various new money solutions, including debtor-in-possession and exit financing, but ultimately determined that the Debtors would require incremental financing in the form of a debtor-in-possession facility. The Crossholder Group proposed a $210 million DIP facility that would convert into exit debt upon emergence. At the time the Crossholder Group presented its initial proposal, no other party had presented any financing proposal that would support the Debtors’ operations during these cases or bridge to a reorganization.

The Debtors and the Crossholder Group then approached the First Lien Group (who represent the Majority 1L Lenders) regarding an alternative transaction to the winddown contemplated by the Cooperation Agreement. To forgo the all cash recoveries expected under the

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winddown and support an alternative restructuring that would provide them with, among other things, $200 million of Take Back Term Loans, the First Lien Group required de-risking in the form of a partial, and a near-term, paydown of the First Lien Claims. Accordingly, and after extensive negotiations, the size of the DIP Facility increased from $210 million to $450 million, due to the addition of a $350 million paydown of First Lien Claims from the proceeds of the DIP Facility (the “First Lien Paydown”). In addition, the Crossholder Group also ultimately agreed to subordinate the DIP Facility to the First Lien Claims and liens securing the First Lien Claims, as well as all adequate protection claims and liens granted to holders of First Lien Claims pursuant to the Cash Collateral Order and the DIP Order. In exchange for the paydown and the subordination of the DIP Facility to the First Lien Claims, the first lien lenders also agreed to cap the amount of their claims (both in the context of the Plan and in a liquidation of the Debtors if the Plan is not confirmed) and share budget controls.

The Debtors and the First Lien Group also were clear that the new money, together with cash collateral, needed to be sufficient to pay for the ongoing costs of the Chapter 11 Cases, including restarting the process of separating the Debtors’ business from Sinclair. In the course of those discussions, it was determined that the new money was needed before the end of February to ensure that the Debtors have sufficient liquidity to make their telecast rights payments, fund separation costs, pay for the administrative costs of the Chapter 11 Cases, and make the First Lien Paydown. These facts made it clear to the Debtors that a going-concern reorganization would only be possible with the DIP Facility proposed by the Crossholder Group, including the fees and premiums incorporated therein, as well as the timing for the funding of the DIP Facility.

In parallel with the negotiations regarding the DIP Facility, the Debtors, the Crossholder Group, the First Lien Group, and Amazon negotiated the various aspects of a going-concern reorganization. The Debtors also kept the UCC, among others, informed and updated on the developing situation in accordance with the Debtors’ obligations under the Cooperation Agreement. After several weeks, these negotiations resulted in, among other things, the execution on January 16, 2024, of the January RSA, the DIP Commitment Letter, and the Exit Note Commitment Letter, each of which is described in detail below.

5.         The RSA

a.         The January RSA and the UCC Settlement

As noted above, on January 16, 2024, the Debtors executed the January RSA with Amazon and Holders of more than 85% of the First Lien Claims, more than 50% of the Second Lien Claims, and more than 66% of the Unsecured Notes Claims. The Debtors filed the January RSA with the Bankruptcy Court on January 17, 2024 [Docket No. 1613]. As contemplated by the January RSA, on January 23, 2024, the Debtors filed a series of motions to implement the transactions contemplated by the January RSA, including the DIP Motion and the Exit Note Commitment Letter Motion (each as defined and more fully described below).

As discussed in more detail below, the UCC initially expressed concerns regarding the January RSA and the DIP Facility in discussions with the Debtors and in pleadings filed with the Bankruptcy Court. Of particular concern to the UCC was the First Lien Paydown, which was to occur prior to confirmation of a plan, and the size of the premiums under the DIP Facility, and the

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UCC asserted that the reorganization contemplated by the January RSA, at the time of its filing, remained subject to material execution risk. The UCC believed that, to the extent the First Lien Paydown and the terms of the DIP Facility were approved, and the Debtors ultimately pivoted to a winddown or liquidation, the DIP Facility and the premiums thereunder would have a prejudicial effect on unsecured creditors by encumbering substantially all of the Debtors’ unencumbered assets and increasing the administrative expense claims against the Debtors’ estates. The Debtors, the First Lien Group, and the Crossholder Group disagreed with these positions and believe that the DIP Facility and the January RSA were appropriate, and the Debtors were prepared to meet their burden on the appropriateness of the DIP Facility and the First Lien Paydown to the extent necessary.  The parties, however, also recognized the value of settlement and reducing the costs associated with litigation.  Therefore, during the weeks following the filing of the DIP Motion, the UCC, the Debtors, the First Lien Group, and the Crossholder Group engaged in negotiations regarding potential modifications to the January RSA and the terms of the DIP Facility that would provide greater certainty with respect to unsecured creditors’ recoveries both in the context of the reorganization contemplated by the January RSA and in a scenario in which the Debtors were unable to consummate such reorganization and pivoted to a winddown or liquidation. As a result of these negotiations, the parties reached agreement on the terms of the UCC Settlement, which resolved the UCC’s concerns. The terms of the UCC Settlement were memorialized in the RSA and in a revised proposed order approving the DIP Facility that the Debtors filed on February 23, 2024 [Docket No. 1816].

The UCC Settlement provides for the following treatment of Holders of General Unsecured Claims and Go-Forward Trade Claims in the reorganization contemplated by the Plan and in a winddown or liquidation pursuant to chapter 11, chapter 7, or otherwise:

•	In a reorganization, subject to Payment in Full (as defined in the DIP Order) of all First Lien Claims and satisfaction of all DIP Claims (a) Holders of Allowed General Unsecured Claims will receive their pro rata share of the Unsecured Claim Cash Distribution[30] and (b) Holders of Allowed Go-Forward Trade Claims will be unimpaired (as contemplated by the January RSA).
•	In a winddown or liquidation (in chapter 11, chapter 7, or otherwise), subject to Holders of First Lien Claims receiving a recovery in cash equal to the Wind Down Claim Cap (as defined in the DIP Order), Holders of Allowed General Unsecured Claims and Allowed Go-Forward Trade Claims will be entitled to receive their share of the Unsecured Claim Cash Distribution.[31]
•	If the Debtors are unable to satisfy all administrative expenses under section 503(b) of the Bankruptcy Code in connection with a plan, or if the DIP Agent asserts that a termination event has occurred under the DIP Order and exercises any remedies provided under the DIP Order, the Debtors will be required to fund the Unsecured Claim Cash Distribution into a reserve (the

[30]	In accordance with the RSA, the UCC reserves all rights with respect to the GUC Allocation.
[31]	To determine the applicable amount of the Unsecured Claim Cash Distribution, the 6% cash recovery component will be calculated on an aggregate basis of (i) in a reorganization, all Allowed General Unsecured Claims and (ii) in a winddown or liquidation, all Allowed General Unsecured Claims and Allowed Go-Forward Trade Claims.

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“Unsecured Claims Reserve”), subject to the conditions set forth in the DIP Order.

•	In the case of a winddown or liquidation, the Debtors will not (a) use any funds held in the Unsecured Claims Reserve to pay unsecured creditors until all (x) First Lien Claims have been paid in full up to the applicable First Lien Claims Cap (as defined in the DIP Order) and (y) DIP Claims other than the DIP Claims in respect of the DIP MOIC have been paid in full;[32] or (b) make any payment in cash on account of the DIP MOIC prior to funding the Unsecured Claims Reserve.

Finally, pursuant to the UCC Settlement, the Debtors irrevocably waived and released all Avoidance Actions arising under section 547 of the Bankruptcy Code or any comparable “preference” action arising under applicable non-bankruptcy law against trade creditors, effective upon entry of the DIP Order.

In connection with the UCC Settlement, the UCC became party to the RSA and was granted certain consent rights with respect to the terms of the Definitive Documents and any amendments or modifications to the DIP Documents, in each case, to the extent such terms, amendments or modifications, as applicable, adversely affect the Unsecured Claims Reserve or the treatment of General Unsecured Claims or Go-Forward Trade Claims.

b.         Overview of the RSA

As of the date hereof, the UCC, Amazon, and creditors representing more than 94% of the First Lien Claims, more than 95% of the Second Lien Claims, and 96% of the Unsecured Notes Claims have executed the RSA. The RSA memorializes these parties’ agreements with respect to the contemplated reorganization transactions described above, including:

1.	A commitment from the DIP Commitment Parties to provide the DIP Facility.
2.	A commitment from Amazon to provide the Debtors with a new money investment through $115 million in Convertible B Exit Notes to support the Debtors’ reorganization.
3.	Amazon and the Debtors’ commitments to enter into the Amazon Commercial Agreement, through which Amazon Prime Video would become the Debtors’ primary partner through which customers will be able to purchase DTC access to stream the Debtors’ local sports programming.
4.	The proposal of a plan of reorganization that provides as follows:[33]

[32]	In the event that the Debtors have no other sources of cash or monetizable assets to provide for the Payment in Full of the First Lien Claims and the payment of all DIP Claims (other than the DIP Claims in respect of the DIP MOIC), in cash, the Debtors may use all or a portion of the Unsecured Claims Reserve to satisfy such obligations.
[33]	The below summary assumes:

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a.	The equity of the ultimate parent company of the reorganized Debtors at emergence will be issued as follows (subject to dilution as set forth in the Plan):
i.	45% to the DIP Commitment Parties;
ii.	45% to the DIP Lenders; and
iii.	10% to Holders of Junior Funded Debt Claims.
b.	In addition to the equity described above, Holders of Junior Funded Debt Claims will receive their pro rata share of at least 5% (which percentage is subject to upward adjustment upon repayment of the DIP Claims and the First Lien Claims up to the First Lien Claims Cap) of the Litigation Proceeds (estimated to be approximately $184 million based on the Sinclair Settlement).
c.	In addition to the First Lien Paydown, which was made on February 28, 2024, Holders of First Lien Claims will receive their pro rata share (up to the First Lien Claims Cap) of:
i.	cash in an amount equal to $65 million less the AP Reduction Amount;
ii.	up to $200 million in aggregate principal amount of Take Back Term Loans (or additional cash in lieu of a portion thereof) to be issued upon the Debtors’ emergence from chapter 11 as a going concern; and
iii.	15% of the Litigation Proceeds (subject to a claims cap and certain adjustments) (estimated to be approximately $47 million based on the Sinclair Settlement).
d.	Holders of General Unsecured Claims will receive their pro rata share of the Unsecured Claim Cash Distribution.[34]
e.	Go-Forward Trade Claims will be unimpaired.

(a)	the Commitment Premium (as defined in the DIP Commitment Letter) and the DIP MOIC (as defined in the DIP Credit Agreement) are not paid in full in cash pursuant to the terms of the DIP Documents; and
(b)	the Debtors receive $495 million in litigation proceeds pursuant to the Sinclair Settlement on or prior to the Effective Date.
[34]	In accordance with the RSA, the UCC reserves all rights with respect to the GUC Allocation.

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Under the RSA, the Debtors must comply with various case milestones (each of which may be extended or waived pursuant to the terms of the RSA), including the following:

Milestone	Deadline
Deadline for entry of the Confirmation Order	June 30, 2024
Deadline for the occurrence of the Effective Date	August 31, 2024
Outside Date	November 30, 2024

c.         Post-Effective Date Structure

A simplified organizational chart of the post-Effective Date structure of the Reorganized Debtors as contemplated by the RSA is below:35

[35]	As further detailed in the Plan: (a) if the Litigation Trust is not created pursuant to the Plan, LitigationCo will not be formed in connection with consummation of the Plan; (b) pursuant to the Sinclair Settlement Order, Sinclair may exercise the Marquee Acquisition Right to acquire the Marquee Interests (which would otherwise be held by reorganized Sports Network, LLC as indicated in the chart) from the Debtors or Reorganized Debtors, as applicable, within six months of the Effective Date; and (c) if the Initial DIP Commitment Parties exercise the Purchase Option, certain Take Back Term Loans will be issued to the Initial DIP Commitment Parties.

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6.         The DIP Facility

The DIP Facility provides the funding and liquidity necessary to ensure that the reorganization transactions contemplated by the Plan can be effectuated. The DIP Facility is a $450 million new money term loan facility, which was provided in a single borrowing. The DIP Facility carries an interest rate of 10% per year, with 5% per year payable monthly in cash and 5% per year payable monthly in kind. Default interest under the DIP Facility is an additional 2% per year. In addition, a premium of 40% of the total principal amount of DIP Loans to be prepaid or repaid, less the aggregate amount received by the DIP Lenders in cash on account of payments of cash interest on the DIP Loans (excluding default interest), will be payable to the DIP Lenders upon any voluntary repayment or on the maturity date (the “DIP MOIC”). If an Acceptable Plan is consummated, the DIP MOIC may be paid in a combination of cash and equity of the Reorganized Debtors.

The DIP Facility is secured by liens on substantially all of the Debtors’ assets, including proceeds of avoidance actions (but not avoidance actions themselves). The liens and claims under the DIP Facility are junior only to the Carve Out (as defined in the DIP Motion), the liens and claims of the first lien lenders, and certain liens under the MLB Adequate Assurance Order, in each case to the extent provided for in the DIP Order.

Pursuant to the DIP Commitment Letter, the Debtors secured commitments covering the full amount of the DIP Facility, subject to the Bankruptcy Court’s entry of an order approving the DIP Facility and the DIP Commitment Letter. The DIP Commitment Letter provides that the DIP Commitment Parties will receive a commitment premium of 15% of the total commitments. The DIP Commitment Letter also provides an option to the Initial DIP Commitment Parties to invest up to $50 million in the Reorganized Debtors based on a $500 million equity valuation for New HoldCo, which option may be exercised by the Initial DIP Commitment Parties on or before the nine-month anniversary of the Effective Date (the “DIP Commitment Party Investment Option”).

The Debtors filed the DIP Motion on January 23, 2024, seeking approval of the DIP Facility and authorization to enter into the DIP Commitment Letter. The DIP Motion made clear that participation in the DIP Facility would be open to all junior funded debt creditors, and that a syndication process for the DIP Facility would commence on January 25, 2024. The procedures pursuant to which the DIP Facility was syndicated were publicly filed as Exhibit B to the DIP Motion (the “DIP Election Procedures”).

On January 24, 2024, the UCC filed an emergency motion requesting the Bankruptcy Court schedule a hearing on the DIP Election Procedures and require the Debtors to obtain the Bankruptcy Court’s approval of the DIP Election Procedures prior to syndicating the DIP Facility pursuant to those procedures [Docket No. 1662] (the “DIP Election Procedures Motion”). On January 25, 2024, the DIP Facility syndication commenced as described in the DIP Motion. Also on January 25, 2024, Debtors filed an objection to the DIP Election Procedures Motion, arguing, among other things, that approval of the DIP Election Procedures was not required [Docket No. 1670] (the “DIP Election Procedures Objection”). On January 26, 2024, the

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Crossholder Group and the First Lien Group each filed an objection and joinder to the DIP Election Procedures Objection [Docket Nos. 1671, 1675]. On February 8, 2024, an ad hoc group of lenders represented by Schulte Roth & Zabel LLP (the “Dissenting Lender Group”) filed a joinder to the DIP Election Procedures Motion [Docket No. 1708] (the “Dissenting Lender Group Joinder”). Later that day, the Bankruptcy Court entered an order denying the DIP Election Procedures Motion [Docket No. 1710].

As noted in the Dissenting Lender Group Joinder, on the evening of February 5, 2024, the Dissenting Lender Group provided the Debtors with a commitment letter and term sheet for an alternative debtor-in-possession financing facility on substantially similar terms as the proposed DIP Facility, but with a reduced commitment premium. The Dissenting Lender Group disclosed that it held approximately 10.8% of the aggregate Junior Funded Debt Claims [Docket No. 1707]. The Debtors’ advisors immediately engaged in discussions with the Dissenting Lender Group advisors, and held calls with them on February 6 and 7, 2024, to discuss the proposal. The Debtors believed that the Dissenting Lender Group’s proposal was not preferable to the DIP Facility under the circumstances, in large part because it did not come with creditor support for a viable reorganization. Nevertheless, the Debtors were willing to continue to engage with the Dissenting Lender Group to further develop their proposal and to reduce risk around the Debtors’ ability to exit chapter 11 as a going concern. Ultimately, the members of the Dissenting Lender Group determined not to continue to pursue an alternative financing proposal or object to the DIP Motion, and instead participated in the syndication process in accordance with the terms of the DIP Election Procedures.

As discussed above, the UCC’s concerns regarding the DIP Facility were resolved through the UCC Settlement. On February 23, 2024, the Debtors filed a revised proposed order approving the DIP Facility incorporating the terms of the UCC Settlement [Docket No. 1816].

After a hearing held on February 26, 2024, the Bankruptcy Court entered the DIP Order. On February 28, 2024, the Debtors made the $350 million First Lien Paydown.

7.         The Exit Note Commitment Letter

Pursuant to the exit financing commitment letter between the Debtors and Amazon (the “Exit Note Commitment Letter”), Amazon has agreed to purchase the Convertible B Exit Notes from the Debtors in the aggregate principal amount of $115 million at emergence, subject to entry by the Debtors and Amazon into the Amazon Commercial Agreement. The proceeds of the Convertible B Exit Notes will be used to fund, among other things, cash distributions to creditors pursuant to the Plan.

The Exit Note Commitment Letter provides for the Debtors to pay Amazon a break fee equal to $4.025 million (i.e., 3.5% of the $115 million principal amount of the Convertible B Exit Notes) if the Debtors consummate an Alternative Restructuring.36 The Exit Note Commitment

[36]	“Alternative Restructuring” means (a) any sale, disposition, new-money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, financing (including any debtor-in-possession financing or exit financing), use of cash collateral, liquidation or winding up, tender offer, asset sale, share issuance, recapitalization, plan of reorganization or liquidation, share exchange, business combination, joint venture, partnership, or similar transaction involving any one or more Debtors or any Affiliates of the Debtors or the debt, equity, or other interests in any one or more Debtors or any Affiliates, other than as contemplated by the RSA, including the Restructuring Term Sheet, or (b) any other transaction involving one or more Debtors that is an alternative to and/or materially inconsistent with the transactions contemplated by the RSA.

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Letter also provides for reimbursement of certain expenses of Amazon on an ongoing basis. A summary of the Exit Note Commitment Letter is included in the Debtors’ motion seeking authorization to enter into and perform under the Exit Note Commitment Letter, filed on January 23, 2024 [Docket No. 1655; SEALED at Docket No. 1656] (the “Exit Note Commitment Letter Motion”).

The terms of the Convertible B Exit Notes are described in the term sheet attached to the Restructuring Term Sheet as Exhibit 4 (the “Convertible B Exit Notes Term Sheet”).37 The Convertible B Exit Notes will be issued upon emergence, with a maturity of two years and an option to extend the maturity for an additional six months under certain circumstances. The Convertible B Exit Notes come with several future options, including:

a.	the option to convert the Convertible B Exit Notes into 15% of the equity of New HoldCo;
b.	the Strategic Investor Investment Option; and
c.	subject to certain conditions, the option to purchase all, but not less than all, of the YES Interests.

In addition to its agreement to purchase the Convertible B Exit Notes in accordance with the Exit Note Commitment Letter, Amazon also has committed to enter into the Amazon Commercial Agreement with the Debtors, pursuant to which Amazon Prime Video will become the Debtors’ primary partner through which customers will be able to purchase DTC access to stream the Debtors’ local sports programming. Pursuant to the Amazon Commercial Agreement, customers will be able to access all local DTC content, including live games and pre- and post-game programming for the teams for which the Debtors retain DTC rights, through Prime Video Channels.

The Exit Note Commitment Letter also provides an option to the Strategic Investor to invest up to $50 million in the Reorganized Debtors, based on a $500 million equity valuation for New HoldCo, which option may be exercised by the Strategic Investor on or before the nine-month anniversary of the Effective Date (the “Strategic Investor Investment Option” and collectively with the DIP Commitment Party Investment Option, the “Investment Options”).

On February 21, 2024, the Bankruptcy Court entered a stipulation and agreed order among the Debtors, Red Seam, and Amazon, pursuant to which the parties reserved their respective rights with respect to any contractual restrictions on the transferability (including any pledge) of the YES

[37]	The summary of the terms of the Convertible B Exit Notes in this Disclosure Statement is qualified in its entirety by the Convertible B Exit Notes Term Sheet. In the event of any inconsistency between this summary and the Convertible B Exit Notes Term Sheet, the Convertible B Exit Notes Term Sheet shall control.

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Interests [Docket No. 1774]. On February 26, 2024, the Bankruptcy Court entered an order approving the Exit Note Commitment Letter Motion [Docket No. 1826].

8.         The New A/R Facility and Work Fee Motion

The RSA requires the Debtors to, among other things, obtain the New A/R Facility on or prior to the effective date of a chapter 11 plan. To ensure a competitive process that will result in the best facility in terms of pricing, terms, and conditions, and to enable the Debtors and potential lenders to progress expeditiously toward implementation of the New A/R Facility on the timeline required by the RSA, on January 23, 2024, the Debtors filed a motion seeking authorization to pay up to an aggregate of $1,000,000 in work fees to potential providers of the New A/R Facility [Docket No. 1654] (the “Work Fee Motion”). The Bankruptcy Court entered an order granting the Work Fee Motion on February 26, 2024 [Docket No. 1827], and the Debtors are actively seeking a New A/R Facility.

Article V.
SUMMARY OF PLAN

This section of this Disclosure Statement summarizes the Plan. This summary is qualified in its entirety by reference to the Plan.

THE FOLLOWING SUMMARIZES SOME OF THE SIGNIFICANT ELEMENTS OF THE PLAN. THIS DISCLOSURE STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION SET FORTH IN THE PLAN.

A.	Administrative and Priority Claims

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and thus are excluded from the Classes of Claims set forth in Article III of the Plan.

1.         Administrative Claims

Unless otherwise agreed to by the Holders of an Allowed Administrative Claim and the Debtors or the Reorganized Debtors, as applicable, each Holder of an Allowed Administrative Claim (other than Holders of DIP Claims, Professional Fee Claims, and Claims for fees and expenses pursuant to section 1930 of the Judicial Code) will receive in full and final satisfaction of its Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim in accordance with the following: (1) if an Administrative Claim is Allowed as of the Effective Date, on the Effective Date (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (2) if such Administrative Claim is not Allowed as of the Effective Date, no later than 60 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (3) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holders of such Allowed Administrative

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Claim; or (4) at such time and upon such terms as set forth in a Final Order of the Bankruptcy Court.

Except for Claims subject to section 503(b)(1)(D) of the Bankruptcy Code, Claims arising under section 503(b)(9) of the Bankruptcy Code (for which the general Bar Date applies), Claims for fees and expenses pursuant to section 1930 of the Judicial Code, Professional Fee Claims, DIP Claims, and Claims for professional fees and expenses to be paid pursuant to the Cash Collateral Order, the DIP Order, and/or the Restructuring Support Agreement, and unless previously Filed, requests for payment of Administrative Claims must be Filed and served no later than the Administrative Claims Bar Date pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order; provided that the Administrative Claims Bar Date does not apply to Administrative Claims incurred by the Debtors in the ordinary course of their business as conducted prior to the Petition Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules, and prior Bankruptcy Court orders, the Allowed amounts, if any, of Administrative Claims shall be determined by, and satisfied in accordance with an order that becomes a Final Order of, the Bankruptcy Court.

Holders of Administrative Claims that are required to File and serve a request for payment of such Administrative Claims that do not File and serve such a request by the Administrative Claims Bar Date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors, the Reorganized Debtors, or the property of any of the foregoing, and such Administrative Claims shall be deemed discharged as of the Effective Date without the need for any objection from the Reorganized Debtors or any notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

2.         Professional Fee Claims

a.         Professional Fee Escrow Account

As soon as reasonably practicable after the Confirmation Date, and no later than one Business Day prior to the Effective Date, the Debtors shall establish and fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Escrow Amount. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals and for no other Entities until all Professional Fee Claims Allowed by the Bankruptcy Court have been irrevocably paid in full to the Professionals pursuant to one or more Final Orders of the Bankruptcy Court. No Liens, claims, or interests shall encumber the Professional Fee Escrow Account or Cash held in the Professional Fee Escrow Account in any way. Funds held in the Professional Fee Escrow Account shall not be considered property of the Estates, the Debtors, or the Reorganized Debtors.

The amount of Professional Fee Claims owing to the Professionals shall be paid in Cash to such Professionals by the Debtors or the Reorganized Debtors, as applicable, from the funds held in the Professional Fee Escrow Account as soon as reasonably practicable after such Professional Fee Claims are Allowed by an order of the Bankruptcy Court; provided that the Debtors’ and the Reorganized Debtors’ obligations to pay Allowed Professional Fee Claims shall not be limited nor be deemed limited to funds held in the Professional Fee Escrow Account. When all Professional

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Fee Claims Allowed by the Bankruptcy Court have been irrevocably paid in full to the Professionals pursuant to one or more Final Orders of the Bankruptcy Court, any remaining funds held in the Professional Fee Escrow Account shall promptly be paid to the Reorganized Debtors without any further notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

b.         Final Fee Applications and Payment of Professional Fee Claims

All final requests for payment of Professional Fee Claims for services rendered and reimbursement of expenses incurred prior to the Confirmation Date must be Filed no later than 45 days after the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Fee Claims after notice in accordance with the procedures established by the Bankruptcy Code, Bankruptcy Rules, and prior Bankruptcy Court orders. The Reorganized Debtors shall pay the amount of the Allowed Professional Fee Claims owing to the Professionals in Cash to such Professionals, including from funds held in the Professional Fee Escrow Account when such Professional Fee Claims are Allowed by entry of an order of the Bankruptcy Court.

c.         Professional Fee Escrow Amount

The Professionals shall provide a reasonable and good-faith estimate of their fees and expenses incurred in rendering services to the Debtors before and as of the Effective Date projected to be outstanding as of the Effective Date, and shall deliver such estimate to the Debtors no later than five days prior to the anticipated Effective Date; provided, however, that such estimate shall not be considered an admission or limitation with respect to the fees and expenses of such Professional and such Professionals are not bound to any extent by the estimates. If a Professional does not provide an estimate, the Debtors may estimate a reasonable amount of unbilled fees and expenses of such Professional, taking into account any prior payments; provided, however, that such estimate shall not be binding or considered an admission with respect to the fees and expenses of such Professional. The total aggregate amount so estimated as of the Effective Date shall be utilized by the Debtors to determine the amount to be funded to the Professional Fee Escrow Account, provided, however, that the Reorganized Debtors shall use Cash on hand to increase the amount of the Professional Fee Escrow Account to the extent fee applications are Filed after the Effective Date in excess of the amount held in the Professional Fee Escrow Account based on such estimates.

d.         Post-Confirmation Date Fees and Expenses

From and after the Confirmation Date, the Debtors or the Reorganized Debtors, as applicable, shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses incurred by the Debtors, the Reorganized Debtors, or the UCC, as applicable. Following the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court; provided that any Professional retained in the Chapter 11 Cases will provide reasonably detailed summary invoices to the First Lien Group Advisors and the

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Crossholder Group Advisors for any fees and expenses earned or incurred after the Confirmation Date and on and before the Effective Date, and the First Lien Group and/or the Crossholder Group shall have until the expiration of the Fee Review Period to inform the Debtors and the relevant Professionals that they dispute all or a portion of the fees and expenses contained in any such invoices.

The Debtors and the Reorganized Debtors, as applicable, shall pay, within 5 Business Days after the conclusion of the Fee Review Period, any such claims for compensation or reimbursement of expenses incurred by the Professionals of the Debtors, the Reorganized Debtors, or the UCC, as applicable, which are not subject to dispute by the Debtors or the Reorganized Debtors, as applicable, the First Lien Group, or the Crossholder Group. If the Debtors or the Reorganized Debtors, as applicable, the First Lien Group, or the Crossholder Group dispute the reasonableness of such invoice prior to the expiration of the Fee Review Period, (i) the disputed portion of such invoice shall not be paid until the dispute is resolved and (ii) the Debtors or the Reorganized Debtors, as applicable, or the affected Professional may submit such dispute to the Bankruptcy Court for a determination of the reasonableness of any such invoice. Notwithstanding anything to the contrary contained herein, any success fees, restructuring fees, or similar back-end fees earned by any Professionals retained by the Debtors or the UCC shall not be paid unless and until such fees are approved by the Bankruptcy Court.

3.         DIP Claims

As of the Effective Date, the DIP Claims shall be Allowed in the full amount outstanding under the DIP Documents, including principal, interest, fees, and expenses. On the Effective Date, except to the extent that a Holder of an Allowed DIP Claim agrees to a less favorable treatment of its Allowed DIP Claim (other than DIP Commitment Premium Claims), in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed DIP Claim, each Holder of an Allowed DIP Claim (or its designee(s) as designated pursuant to and in accordance with the Distribution Designation Procedures) shall receive its pro rata share of: (1) the DIP MOIC Equity; (2) $240 million in Cash from the proceeds of the New A/R Facility and the Convertible B Exit Notes; (3) (a) if the Litigation Proceeds Condition is met, (i) $210 million plus the amount of any Capitalized DIP Interest in Cash from the Class C Litigation Proceeds and (ii) the Litigation CVR Proceeds, or (b) if the Litigation Proceeds Condition is not met, (x) 80% of the Cash from each of the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) and (y) (i) at the election of the Holder of the Allowed DIP Claim in accordance with the DIP Claims Election Procedures, Convertible A Exit Notes, and/or Exit Term Loans (up to an aggregate cap of $40 million plus Capitalized DIP Interest) in aggregate principal amount of Exit Term Loans in an aggregate principal amount equal to $210 million (which shall be reduced by the amount of Cash distributed to the Holders of DIP Claims from the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any)) plus the amount of Capitalized DIP Interest, and (ii) the Litigation CVRs; and (4) payment in full in Cash of any other DIP Claims, including any accrued and unpaid interest, fees, or other amounts owed under the DIP Documents (other than DIP Commitment Premium Claims). Notwithstanding anything to the contrary in the preceding sentence, (a) if the Litigation Proceeds Condition is met on or prior to the Confirmation Date, the DIP Claims Election Procedures shall not be utilized in connection with consummation of the Plan and (b) if the Litigation Proceeds Condition is met following the Confirmation Date,

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any elections made by Holders of DIP Claims pursuant to the DIP Claims Election Procedures shall be deemed null and void ab initio.

On the Effective Date, in full and final satisfaction, settlement, release, and discharge of, and in exchange for any DIP Commitment Premium Claims, each DIP Commitment Party (or its designee(s) as designated pursuant to and in accordance with the Distribution Designation Procedures)) shall receive its pro rata share (based on the amount of such DIP Commitment Party’s DIP Commitment Premium set forth in the DIP Commitment Letter) of the DIP Commitment Premium Equity.

Contemporaneously with the indefeasible payment or satisfaction in full of the DIP Claims in accordance with Article II.C of the Plan, the DIP Facility shall be deemed canceled, all commitments under the DIP Documents shall be deemed terminated, all Liens on property of the Debtors or the Reorganized Debtors, as applicable, arising out of or related to the DIP Facility shall automatically terminate, all collateral subject to such Liens shall be automatically released, and all guarantees of the Debtors or the Reorganized Debtors arising out of or related to the DIP Claims shall be automatically discharged and released, in each case without further action by the DIP Agent or the DIP Lenders. The DIP Agent and the DIP Lenders shall take all actions necessary to effectuate and confirm such termination, release, and discharge as reasonably requested by the Debtors or the Reorganized Debtors, as applicable.

4.         Priority Tax Claims

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in accordance with the terms of any agreement between the Debtors and the holder of such Claim, or as may be due and payable under applicable non-bankruptcy law, or in the ordinary course of business by the Reorganized Debtors.

B.	Classification, Treatment, and Voting of Claims and Interests

1.         Classification of Claims and Interests

The Plan groups the Debtors together solely for the purpose of describing treatment under the Plan, Confirmation of the Plan, and distributions to be made in respect of Claims against and Interests in the Debtors under the Plan. Such groupings shall not affect each Debtor’s status as a separate legal entity, change the organizational structure of the Debtors’ business enterprise, constitute a change of control of any Debtor for any purpose, cause a merger or consolidation of any legal entities, or cause the transfer of any assets. Except as otherwise provided by or permitted under the Plan, all Debtors shall continue to exist as separate legal entities. The Plan is not premised on, and does not provide for, the substantive consolidation of the Debtors with respect to the Classes of Claims or Interests set forth in the Plan.

The Plan constitutes a separate Plan proposed by each Debtor. Except for the Claims addressed in Article II of the Plan, all Claims and Interests are classified in the Classes set forth

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below in accordance with section 1122 of the Bankruptcy Code. A Claim or an Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or an Interest also is classified in a particular Class for the purpose of receiving distributions under the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

The classification of Claims and Interests against each Debtor (as applicable) pursuant to the Plan is as set forth below. The classification of Claims and Interests set forth in the Plan shall apply separately to each of the Debtors, as applicable. All of the potential Classes for the Debtors are set forth in the Plan. Voting tabulations for recording acceptances or rejections of the Plan shall be conducted on a Debtor-by-Debtor basis as set forth above.

The following table designates the Classes of Claims against and Interests in each of the Debtors and specifies which of those Classes are (i) Impaired or Unimpaired by the Plan, (ii) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, and/or (iii) deemed to accept or reject the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims (including Professional Fee Claims) and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III of the Plan. Certain of the Debtors may not have Holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Article III.D of the Plan. For all purposes under the Plan, each Class will contain sub-classes for each of the Debtors, except that Class 9 shall be vacant at each Debtor other than DSG.

Class	Claim or Interest	Status	Voting Rights
1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)
2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)
3	First Lien Claims	Impaired	Entitled to Vote
4	Junior Funded Debt Claims	Impaired	Entitled to Vote
5	Go-Forward Trade Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)
6	General Unsecured Claims	Impaired	Entitled to Vote
7	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote (Deemed to Accept or Reject)
8	Intercompany Interests	Unimpaired / Impaired	Not Entitled to Vote (Deemed to Accept or Reject)
9	Existing Equity Interests	Impaired	Not Entitled to Vote (Deemed to Reject)

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2.         Treatment of Classes of Claims and Interests

To the extent a Class contains Allowed Claims or Allowed Interests with respect to any Debtor, the classification of Allowed Claims and Allowed Interests is specified below.

a.         Class 1 — Other Secured Claims

(i)	Classification: Class 1 consists of any Other Secured Claims.
(ii)	Treatment: Except to the extent that a Holder of an Allowed Other Secured Claim agrees to a less favorable treatment of its Allowed Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Other Secured Claim, each such Holder shall receive, at the option of the Debtors with the reasonable consent of the Required DIP Commitment Parties, either:
(a)	payment in full in Cash;
(b)	delivery of collateral securing any such Claim;
(c)	Reinstatement of such Allowed Other Secured Claim; or
(d)	such other treatment rendering its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.
(iii)	Voting: Class 1 is Unimpaired under the Plan. Holders of Allowed Other Secured Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Other Secured Claims are not entitled to vote to accept or reject the Plan.

b.         Class 2 — Other Priority Claims

(i)	Classification: Class 2 consists of any Other Priority Claims.
(ii)	Treatment: Except to the extent that a Holder of an Allowed Other Priority Claim agrees to a less favorable treatment of its Allowed Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Other Priority Claim, each such Holder shall receive, at the option of the Debtors with the reasonable consent of the Required DIP Commitment Parties, either:
(a)	payment in full in Cash; or
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(b)	such other treatment rendering its Allowed Other Priority Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.
(iii)	Voting: Class 2 is Unimpaired under the Plan. Holders of Allowed Other Priority Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Other Priority Claims are not entitled to vote to accept or reject the Plan.

c.         Class 3 — First Lien Claims

(i)	Classification: Class 3 consists of any First Lien Claims against any Debtor.
(ii)	Allowance: On the Effective Date, First Lien Claims shall be Allowed in an amount equal to the First Lien Claims Cap.
(iii)	Treatment: On the Effective Date, except to the extent that a Holder of an Allowed First Lien Claim agrees to a less favorable treatment of its Allowed First Lien Claim, in full and final satisfaction, settlement, release, and discharge and in exchange for each Allowed First Lien Claim, each Holder of an Allowed First Lien Claim shall receive its pro rata share of:
(a)	Cash in an amount equal to $65 million less the AP Reduction Amount;
(b)	Take Back Term Loans (excluding any Take Back Term Loans purchased by the Initial DIP Commitment Parties pursuant to the exercise of the Purchase Option) and, to the extent the Purchase Option is exercised, Cash received by the Debtors from the Purchase Option; and
(c)	after taking into account the First Lien Paydown and the distributions set forth in items (i) and (ii) above, and in each case up to the First Lien Claims Cap, either:
1.	if the Litigation Proceeds Condition is met, the Class A Litigation Proceeds; or
2.	if the Litigation Proceeds Condition is not met, (x) 15% of the Cash from each of the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) and (y) the Class A Litigation Trust Interests.
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(iv)	Voting: Class 3 is Impaired under the Plan. Holders of Allowed First Lien Claims are entitled to vote to accept or reject the Plan.

d.         Class 4 — Junior Funded Debt Claims

(i)	Classification: Class 4 consists of any Junior Funded Debt Claims against any Debtor.
(ii)	Allowance: On the Effective Date, Junior Funded Debt Claims shall be Allowed in the aggregate amount of $8,425,611,996.28, consisting of the following:
(a)	Second Lien Revolving Loan Claims shall be allowed in the aggregate amount of $230,205,129.51;
(b)	Second Lien Term Loan Claims shall be allowed in the aggregate amount of $3,234,860,037.30;
(c)	Second Lien Notes Claims shall be allowed in the aggregate amount of $3,134,954,571.84;
(d)	Third Lien Term Loan Claims shall be allowed in the aggregate amount of $4,194,855.45;
(e)	Third Lien Notes Claims shall be allowed in the aggregate amount of $10,530,821.04; and
(f)	Unsecured Notes Claims shall be allowed in the aggregate amount of $1,810,866,581.14.
(iii)	Treatment: On the Effective Date, except to the extent that a Holder of an Allowed Junior Funded Debt Claim agrees to a less favorable treatment of its Allowed Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Junior Funded Debt Claim, each Holder of an Allowed Junior Funded Debt Claim (or its designee(s) as designated pursuant to and in accordance with the Distribution Designation Procedures) shall receive its pro rata share of:
(a)	the Junior Creditor Equity; and
(b)	either:
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1.	if the Litigation Proceeds Condition is met, the Class B Litigation Proceeds; or
2.	if the Litigation Proceeds Condition is not met, (x) 5% of the Cash from each of the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) and (y) the Class B Litigation Trust Interests.
(iv)	Voting: Class 4 is Impaired under the Plan. Holders of Allowed Junior Funded Debt Claims are entitled to vote to accept or reject the Plan.

e.         Class 5 — Go-Forward Trade Claims

(i)	Classification: Class 5 consists of any Go-Forward Trade Claims.
(ii)	Treatment: Except to the extent that a Holder of an Allowed Go-Forward Trade Claim agrees to a less favorable treatment of its Allowed Go-Forward Trade Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each such Allowed Go-Forward Trade Claim, each Holder of an Allowed Go-Forward Trade Claim shall receive, at the option of the applicable Debtor(s), either:
(a)	Reinstatement of such Allowed Go-Forward Trade Claim on the Effective Date;
(b)	payment in full in Cash on (a) the Effective Date, or (b) the date due in the ordinary course of business in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Go-Forward Trade Claim, unless otherwise agreed to by such Holder; or
(c)	such other treatment rendering its Allowed Go-Forward Trade Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.
(iii)	Voting: Class 5 is Unimpaired under the Plan. Holders of Allowed Go-Forward Trade Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Go-Forward Trade Claims are not entitled to vote to accept or reject the Plan.

f.         Class 6 — General Unsecured Claims

(i)	Classification: Class 6 consists of any General Unsecured Claims.
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(ii)	Treatment: Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to a less favorable treatment of its Allowed General Unsecured Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed General Unsecured Claim, each Holder of an Allowed General Unsecured Claim shall receive its pro rata share of the Unsecured Claim Cash Distribution.[38]
(iii)	Voting: Class 6 is Impaired under the Plan. Holders of Allowed General Unsecured Claims are entitled to vote to accept or reject the Plan.

g.         Class 7 — Intercompany Claims

(i)	Classification: Class 7 consists of any Intercompany Claims.
(ii)	Treatment: Each Allowed Intercompany Claim shall, at the option of the Debtors (with the reasonable consent of the Required DIP Commitment Parties), be:
(a)	Reinstated; or
(b)	distributed, contributed, set off, cancelled, released, or otherwise addressed in a manner determined by the Debtors (with the reasonable consent of the Required DIP Commitment Parties) (without any distribution on account of such Claims).
(iii)	Voting: Holders of Allowed Intercompany Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) or deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Allowed Intercompany Claims are not entitled to vote to accept or reject the Plan.

h.         Class 8 — Intercompany Interests

(i)	Classification: Class 8 consists of all Intercompany Interests.
(ii)	Treatment: On the Effective Date, Intercompany Interests shall, at the option of the Debtors (with the reasonable consent of the Required DIP Commitment Parties) be:
(a)	Reinstated; or

[38]	In accordance with the RSA, the UCC reserves all rights with respect to the GUC Allocation.

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(b)	cancelled and released without any distribution on account of such Interests.

For the avoidance of doubt, any Interest in non-Debtor subsidiaries owned by a Debtor shall continue to be owned by the applicable Reorganized Debtor.

(iii)	Voting: Holders of Intercompany Interests are conclusively presumed to have accepted the Plan pursuant to section 1126(f) or deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Intercompany Interests are not entitled to vote to accept or reject the Plan.

i.         Class 9 — Existing Equity Interests

(i)	Classification: Class 9 consists of all Existing Equity Interests.
(ii)	Treatment: On the Effective Date, all Existing Equity Interests will be cancelled, released, and extinguished and will be of no further force or effect. No Holder of Existing Equity Interests will receive a distribution under the Plan on account of such Existing Equity Interests.
(iii)	Voting: Holders of Existing Equity Interests are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Existing Equity Interests are not entitled to vote to accept or reject the Plan.

3.         Special Provision Governing Unimpaired Claims

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claim, including all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

4.         Elimination of Vacant Classes; Presumed Acceptance by Non-Voting Classes

Any Class of Claims that does not have a Holder of an Allowed Claim or a Claim temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be considered vacant and deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code. If a Class contains Claims eligible to vote and no holder of Claims eligible to vote in such Class votes to accept or reject the Plan, such Class shall be considered vacant and deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

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5.         Subordinated Claims

The allowance, classification, and treatment of all Allowed Claims and Allowed Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, the Reorganized Debtors reserve the right to reclassify any Allowed Claim or Allowed Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

6.         Intercompany Interests

To the extent Reinstated under the Plan, distributions on account of Intercompany Interests are not being received by Holders of such Intercompany Interests on account of their Intercompany Interests, but for the purposes of administrative convenience and in exchange for the Debtors’ and Reorganized Debtors’ agreement under the Plan to use certain funds and assets as set forth in the Plan to make certain distributions to Holders of Allowed Claims. For the avoidance of doubt, any Interest in non-Debtor subsidiaries owned by a Debtor as of the Effective Date shall continue to be owned by the applicable Reorganized Debtor as of the Effective Date.

7.         Controversies Concerning Impairment

Notwithstanding anything to the contrary in the Plan, if a controversy arises as to whether any Claims or Interests, or any Class of Claims or Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.

8.         Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by one or more of the Classes entitled to vote pursuant to Article III.B of the Plan. The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests. Subject to the terms of the Restructuring Support Agreement, the Debtors reserve the right to modify the Plan in accordance with Article X of the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification, including by modifying the treatment applicable to a Class of Claims to render such Class of Claims Unimpaired to the extent permitted by the Bankruptcy Code and the Bankruptcy Rules or to withdraw the Plan as to such Debtor.

9.         No Substantive Consolidation

Although the Plan is presented as a joint plan of reorganization for administrative purposes, the Plan does not provide for the substantive consolidation of the Debtors’ Estates, and on the Effective Date, the Debtors’ Estates shall not be deemed to be substantively consolidated for any reason. Except as expressly provided in the Plan, nothing in the Plan, the Confirmation Order, or the Disclosure Statement, shall constitute or be deemed to constitute a representation that any one or all of the Debtors is subject to or liable for any Claims or Interests against or in any other Debtor.

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Notwithstanding the foregoing, in no case shall the aggregate value of all property received or retained under the Plan on account of any Allowed Claim exceed the amount of the Allowed Claim.

C.	Means for Implementation of the Plan

1.         General Settlement of Claims and Interests

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good-faith compromise and settlement of all Claims, Interests, Causes of Action, and controversies resolved pursuant to the Plan, including numerous Debtor-creditor and inter-creditor issues designed to achieve an economic settlement of Claims against all of the Debtors and an efficient resolution of the Chapter 11 Cases. The Plan constitutes a settlement of disputes including, (1) the waiver of the right of Holders of First Lien Claims and Second Lien Claims to assert a Claim arising on account of a Diminution in Value (as defined in the Cash Collateral Order), if any, (2) the allocation of encumbered versus unencumbered value and the scope of collateral securing the First Lien Claims, the Second Lien Claims, and the Third Lien Claims, (3) any potential challenges related to the legality, validity, priority, perfection, enforceability, avoidability, or extent of the Liens or Claims of the First Lien Claims, the Second Lien Claims, and the Third Lien Claims, (4) the agreement with respect to the Allowed amount of the First Lien Claims, including with respect to any premiums owed as part of such Claims and any recharacterization of Adequate Protection Payments (as defined in the Cash Collateral Order), (5) the applicability of any issues related to the Prepetition Intercreditor Agreements and the waiver of turnover of proceeds, if any, arising thereunder, (6) the allocation of value among Debtor entities, and (7) the disputes resolved by the UCC Settlement.

The Plan shall be deemed a motion to approve the good-faith compromise and settlement of all such Claims, Interests, Causes of Action, and controversies pursuant to Bankruptcy Rule 9019, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromises and settlements under section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, as well as a finding by the Bankruptcy Court that such settlements and compromises are fair, equitable, reasonable, and in the best interests of the Debtors, their Estates, and Holders of Claims against and Interests in the Debtors. Subject to Article VI of the Plan, all distributions made to Holders of Allowed Claims in any Class are intended to be and shall be final. In accordance with the provisions of the Plan, pursuant to Bankruptcy Rule 9019, without any further notice to or action, order, or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against, and Interests in, the Debtors and their Estates and Causes of Action against other Entities.

2.         Restructuring Transactions

On and after the Confirmation Date, the Debtors or the Reorganized Debtors, as applicable, will enter into and will take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan in accordance with the Restructuring Steps Memorandum that are consistent with and pursuant to the terms and conditions of the Plan, including all actions to be taken, undertakings to be made, obligations to

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be incurred, and fees and expenses to be paid by the Debtors and/or the Reorganized Debtors, as applicable, in connection with such transactions, which may include, as applicable: (1) the execution and delivery of appropriate agreements or other documents of merger, amalgamation, consolidation, restructuring, reorganization, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase, or liquidation containing terms that are consistent with the terms of the Plan; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms to which the applicable parties agree; (3) the filing of appropriate certificates or articles of incorporation, reincorporation, formation, merger, consolidation, conversion, amalgamation, arrangement, continuance, cancellation, or dissolution or other certificates or documentation for other transactions as described in clause (1), pursuant to applicable state law; (4) the execution, delivery, acknowledgement, recording, and/or filing of the New Organizational Documents, and the issuance, distribution, reservation, or dilution, as applicable, of the Plan Securities, as set forth in the Plan; (5) to the extent not entered into prior to the Confirmation Date, the execution and delivery of the New A/R Facility Documents; (6) the execution and delivery of the Convertible B Exit Notes Documents, and the issuance and delivery of New HoldCo Equity upon the conversion of the Convertible B Exit Notes or the exercise of the Strategic Investor Investment Option, in each case in accordance with the terms thereof; (7) the execution and delivery of the Commercial Agreement (to the extent not executed, delivered, and authorized prior to the Effective Date); (8) the execution and delivery of the Take Back Debt Documents; (9) the execution and delivery of the New OpCo Intercreditor Agreement and, if the Litigation Proceeds Condition is not met, the New Convert Intercreditor Agreement; (10) the adoption of the Management Incentive Plan and the issuance and reservation of New HoldCo Equity (or its equivalent in Awards, such as profits interests) for the participants in the Management Incentive Plan to be implemented on the terms and conditions set by the New HoldCo Board on and/or after the Effective Date; (11) all transactions and other actions necessary to separate the Debtors from Sinclair Parent and its Affiliates; (12) if the Litigation Proceeds Condition is not met, the execution and delivery of the Convertible A Exit Notes Documents and the issuance and delivery of New TopCo Equity upon the conversion of the Convertible A Exit Notes in accordance with the terms thereof; (13) if the Litigation Proceeds Condition is not met, the execution and delivery of the Exit Term Loan Documents; (14) if the Litigation Proceeds Condition is not met, all transactions and documents necessary to establish and fund the Litigation Trust and transfer the Litigation Trust Assets to the Litigation Trust and issue the Litigation Trust Interests and Litigation CVRs; (14) entry into the DIP Commitment Party Investment Option Documents, and the issuance and delivery of New TopCo Equity upon the exercise of the DIP Commitment Party Investment Option in accordance with the terms thereof; and (15) all other actions that the applicable Entities determine to be necessary or appropriate, in the most tax efficient manner to the extent commercially reasonable, including making filings or recordings that may be required by applicable law in connection with the Plan. The Confirmation Order shall, and shall be deemed to, pursuant to sections 363 and 1123 of the Bankruptcy Code, authorize, among other things, all actions as may be necessary or appropriate to effect any transaction described in, contemplated by, or necessary to effectuate the Plan, including the Restructuring Transactions.

Notwithstanding anything to the contrary in the Plan, to the extent that the Commercial Agreement has taken effect prior to the Effective Date, no claims arising thereunder or in connection therewith shall be released by the Debtor Release or the Third-Party Release.

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3.         Sources of Consideration for Plan Distributions and Transfers on the Effective Date

a.         Cash on Hand and SPV Cash

On the Effective Date, the SPV Cash and Cash on hand at the Debtors will be used to fund certain distributions to certain Holders of Claims or otherwise be retained on or contributed to, as applicable, the balance sheet(s) of New OpCo and/or its wholly-owned subsidiaries (other than the New A/R Facility Borrower).

b.         Litigation Proceeds

If the Litigation Proceeds Condition is met, the Debtors shall use the $495 million in Cash plus any Sinclair Settlement Extension Payments (if any) received pursuant to the Sinclair Settlement Order to fund certain distributions to certain Holders of Claims on the Effective Date as set forth in the Plan.  If the Litigation Proceeds Condition is not met, the Debtors shall first distribute Cash on account of the Sinclair Settlement Deposit and any Sinclair Settlement Extension Payments received by the Debtors prior to the Effective Date to Holders of certain Claims, and shall thereafter distribute the Litigation Trust Interests to the Litigation Trust Beneficiaries, in each case, on the Effective Date as set forth in the Plan.

c.         Issuance and Distribution of the New Equity

On or prior to the Effective Date, the New Equity shall be issued and distributed to the Entities entitled to receive the New Equity pursuant to the Plan in accordance with the Restructuring Steps Memorandum. The issuance and delivery of New Equity in accordance with the Plan shall be authorized without the need for any further limited liability company or corporate action and without any further action by the Holders of Claims or other parties in interest. All of the New Equity to be issued and/or delivered in accordance with the Plan (including any New Equity that is issued upon the conversion or exercise, as applicable, of the Convertible A Exit Notes (if any), the Convertible B Exit Notes, or any of the Investment Options), when so issued and/or delivered shall be duly authorized, validly issued, fully paid, and non-assessable.

Each distribution, issuance, and/or dilution of the New Equity under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution, issuance, and/or dilution, as applicable, and by the terms and conditions of the instruments evidencing or relating to such distribution, issuance, and/or dilution, as applicable, including the New Organizational Documents, which terms and conditions shall bind each Entity receiving such distribution of the New Equity. Any Entity’s acceptance of New Equity shall be deemed as its agreement to the New Organizational Documents, as the same may be amended or modified from time to time following the Effective Date in accordance with their terms. The New Equity will not be registered on any exchange as of the Effective Date and is not expected to trade on DTC. The Debtors intend for the New Equity to be distributed by delivery of statements or other evidence of the book-entry position thereof by the Distribution Agent in accordance with the Plan and the New Organizational Documents and do not expect the New Equity to be eligible for DTC book-entry delivery, settlement, and depository services. Each Person that receives New TopCo Equity pursuant to the Plan or in connection with any of the transactions contemplated thereby (including

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pursuant to the DIP Commitment Letter) shall be deemed to have executed, without any further action by any party, the New Shareholders Agreement as of the Effective Date.

Any Holder of Claims may designate that all or a portion of such Holder’s pro rata share of the New TopCo Equity to be distributed as part of the treatment of such Claim, be registered in the name of, and delivered to, its designee in accordance with the Distribution Designation Procedures.

On the Effective Date, 100% of the New HoldCo Equity will be indirectly owned by New TopCo, subject to dilution by the Strategic Investor Investment Option, the Convertible B Exit Notes, and the Management Incentive Plan. The Convertible B Exit Notes will be convertible into 15% of New HoldCo Equity on a fully diluted basis.

d.         New A/R Facility

The New A/R Facility Borrower and the relevant Debtors or Reorganized Debtors, as applicable, will enter into the New A/R Facility Documents on the Effective Date. On the Effective Date, Cash proceeds of the New A/R Facility will be used to fund distributions to certain Holders of Claims as set forth herein. For so long as the Take Back Term Loans are outstanding (unless expressly permitted by the Take Back Debt Documents), the Reorganized Debtors will not have more than $135 million in principal amount outstanding in the aggregate under the New A/R Facility at any single point in time. Subject to and upon such entry into the New A/R Facility Documents, the New A/R Facility Documents shall constitute legal, valid, and binding obligations of the Debtors or the Reorganized Debtors, as applicable, that are party to such New A/R Facility Documents and be enforceable in accordance with their respective terms. The terms and conditions of the New A/R Facility Documents shall bind each Entity that enters into such New A/R Facility Documents as an originator, servicer, or backstop performance guarantor. Any Entity’s entry into the New A/R Facility Documents shall be deemed as its agreement to the terms of such New A/R Facility Documents, as amended or modified from time to time following the entry of such documents in accordance with their terms.

To the extent not approved by the Bankruptcy Court previously, Confirmation shall be deemed approval of the New A/R Facility Documents and authorization of the applicable Debtors’ or Reorganized Debtors’ performance of all of their obligations thereunder (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations and guarantees to be incurred and fees and expenses paid in connection therewith), if any. To the extent not approved by the Bankruptcy Court previously, the Debtors or the Reorganized Debtors will be authorized to execute and deliver those documents necessary or appropriate to obtain the New A/R Facility, if any, including the New A/R Facility Documents, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Debtors or the Reorganized Debtors may deem to be necessary to consummate the New A/R Facility, if any.

To the extent not approved by the Bankruptcy Court previously, on the Effective Date, all of the claims, Liens, and security interests to be granted by the applicable Debtors or Reorganized Debtors in accordance with the terms of the New A/R Facility Documents, if any: (a) shall be

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legal, binding, and enforceable liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New A/R Facility Documents; (b) shall be deemed automatically attached and perfected on the Effective Date, subject only to such other liens and security interests as may be permitted under the New A/R Facility Documents; and (c) shall not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the New A/R Facility) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law.

e.         Convertible B Exit Notes

On the Effective Date, the Reorganized Debtors shall execute the Convertible B Exit Notes Documents, shall issue the Convertible B Exit Notes to the Strategic Investor in exchange for $115 million in Cash, and shall be authorized to enter into and perform their obligations under the Convertible B Exit Notes Documents and such other documents as may be reasonably necessary or appropriate. Subject to the occurrence of the Effective Date, Confirmation of the Plan shall be deemed to constitute approval by the Bankruptcy Court of the issuance of the Convertible B Exit Notes to the Strategic Investor and the Convertible B Exit Notes Documents (including all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the incurrence of Liens securing the Convertible B Exit Notes and the payment of all fees, payments, indemnities, and expenses provided for therein).

On the Effective Date, the Convertible B Exit Notes Documents shall constitute legal, valid, and binding obligations of the Reorganized Debtors enforceable in accordance with their terms. The financial accommodations to be extended pursuant to the Convertible B Exit Notes Documents are being extended, and shall be deemed to have been extended, in good faith, for legitimate business purposes, are reasonable, and shall not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Convertible B Exit Notes) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law. On the Effective Date, all claims, liens, and security interests granted in accordance with the terms of the Convertible B Exit Notes Documents shall (a) be legal, binding, and enforceable liens and security interests subject only to such liens and security interests as may be permitted under the Convertible B Exit Notes Documents, (b) be deemed automatically attached and perfected on the Effective Date, and (c) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Convertible B Exit Notes) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors granting such liens and security interests in accordance with the terms of the Convertible B Exit Notes Documents are authorized to make, and shall make (to the extent reasonably requested by the Strategic Investor), all filings and recordings, and obtain all governmental approvals and consents necessary, to establish and perfect such liens and security interests under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in absence of the Plan and the Confirmation Order (it being understood that notwithstanding anything in the Plan to the contrary, perfection shall

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occur automatically by virtue of the Plan and the Confirmation Order, and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such liens and security interest to third parties.

With respect to the shares of New HoldCo Equity to which they are entitled pursuant to the conversion right provided for in the Convertible B Exit Notes Documents, the holders of the Convertible B Exit Notes shall be (a) deemed to be the beneficial owners of such New HoldCo Equity and (b) permitted to vote on all matters subject to a vote of holders of the New HoldCo Equity, in each case on an as-converted basis and at all times without conversion; provided that New HoldCo Equity corresponding to any portion of the Convertible B Exit Notes that has not yet been converted shall not be entitled to distributions or other economic rights until such time as the Convertible B Exit Notes are converted in accordance with the Convertible B Exit Notes Documents.

f.         Take Back Term Loans

On the Effective Date, the applicable Reorganized Debtors shall execute and deliver the Take Back Debt Documents, and Reorganized DSN shall distribute Take Back Term Loans in the aggregate principal amount equal to $200 million to Holders of First Lien Claims and, to the extent applicable, to any Initial DIP Commitment Party (or its designee) that exercises the Purchase Option and purchases Take Back Term Loans in accordance with the Purchase Option Election Procedures. The Cash proceeds received by the Debtors from the exercise of the Purchase Option by any Initial DIP Commitment Parties shall be distributed to the Holders of First Lien Claims on the Effective Date in accordance with the Take Back Debt Documents and the Plan.

On the Effective Date, the Take Back Debt Documents shall constitute legal, valid, and binding obligations of the applicable Reorganized Debtors and all claims, liens, and security interests granted in accordance with the terms of the Take Back Debt Documents shall (a) be legal, binding, and enforceable subject only to such liens and security interests as may be permitted under the Take Back Debt Documents, (b) be deemed automatically attached and perfected on the Effective Date, and (c) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Take Back Term Loans) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law. Notwithstanding the exercise of the Purchase Option and any resulting original issue discount for federal income tax purposes, the Take Back Term Loans will be deemed to have been issued at par and not with any original issue discount for non-tax purposes.

g.         Convertible A Exit Notes / Exit Term Loans

If the Litigation Proceeds Condition is not met, the applicable Reorganized Debtors shall issue or distribute as applicable, the Convertible A Exit Notes and/or Exit Term Loans on the Effective Date, in an aggregate principal amount of $210 million (which shall be reduced by the amount of Cash distributed to the Holders of DIP Claims from the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) on the Effective Date) plus the amount of the Capitalized DIP Interest (provided that there will in no event be more than $40 million (plus

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Capitalized DIP Interest) in aggregate principal amount of Exit Term Loans) to Holders of DIP Claims in accordance with the elections made by such Holders pursuant to the DIP Claims Election Procedures. If the Litigation Proceeds Condition is not met, on the Effective Date, Holders of DIP Claims will be deemed to tender the applicable amount of DIP Claims in exchange for an equal principal amount of Convertible A Exit Notes and/or Exit Term Loans in lieu of Cash. In connection therewith, the Reorganized Debtors shall execute and deliver the Convertible A Exit Notes Documents and Exit Term Loan Documents to the Convertible A Exit Notes Trustee and the Exit Term Loan Agent, respectively, and shall distribute the Convertible A Exit Notes and the Exit Term Loans to Holders of DIP Claims (or their designees).

The Convertible A Exit Notes Documents and the Exit Term Loan Documents, if any, shall constitute legal, valid, and binding obligations of the applicable Reorganized Debtors and all claims, liens, and security interests granted in accordance with the terms of the Convertible A Exit Notes Documents and the Exit Term Loan Documents shall (a) be legal, binding, and enforceable subject, with respect to priority, only to such liens and security interests as may be permitted to be senior thereto under the Convertible A Exit Notes Documents and the Exit Term Loan Documents, as applicable, (b) be deemed automatically attached and perfected on the date of their grant, and (c) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Convertible A Exit Notes) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law.

h.         Litigation CVRs

If the Litigation Proceeds Condition is not met, the Debtors or the Reorganized Debtors, as applicable, will form LitigationCo in accordance with the Restructuring Steps Memorandum, LitigationCo will receive 100% of the Class C Litigation Trust Interests, and LitigationCo will issue the Litigation CVRs to Holders of DIP Claims (or their designees). The Litigation CVRs will obligate LitigationCo to pay to holders of the Litigation CVRs $45 million in the aggregate from Litigation Proceeds received on account of the Class C Litigation Trust Interests, after payment in full of the Convertible A Exit Notes and the Exit Term Loans. The Litigation CVRs shall be unsecured and shall not be guaranteed by the other Reorganized Debtors.

Any documents evidencing the Litigation CVRs shall constitute legal, valid, and binding obligations of the applicable Reorganized Debtors and be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties, and all claims granted in accordance with such documents shall (a) be legal, binding, and enforceable and (b) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Litigation CVRs) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law.

i.         Investment Options

On the Effective Date, the applicable Reorganized Debtors will enter into the DIP Commitment Party Investment Option Documents. The DIP Commitment Party Investment

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Option Documents will allocate the DIP Commitment Party Investment Option among the Initial DIP Commitment Parties (or their designees, as applicable) consistent with the terms of the DIP Commitment Letter, including Schedule 1 thereto.

Any documents evidencing the Investment Options shall constitute legal, valid, and binding obligations of the applicable Reorganized Debtors and all claims granted in accordance with such documents shall (a) be legal, binding, and enforceable and (b) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Investment Options) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law.

The Debtors do not intend for the Litigation CVRs to be “securities” under applicable laws. Notwithstanding this intention, to the extent the Litigation CVRs are deemed to be “securities,” the issuance of the Litigation CVRs will be exempt pursuant to section 1145 of the Bankruptcy Code (except with respect to an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code).

4.         Marquee Interests

To the extent the Marquee Acquisition Right is not exercised pursuant to the Sinclair Settlement Order prior to the Effective Date, on the Effective Date, the Marquee Interests shall be indirectly wholly owned by New TopCo in accordance with the Restructuring Steps Memorandum. If the Litigation Proceeds Condition is not met, and subject in all respects to the Marquee Acquisition Right, the Convertible A Exit Notes and the Exit Term Loans will be secured, directly or indirectly, by the Marquee Interests.

5.         Litigation Trust and Litigation Trust Assets

Notwithstanding anything to the contrary set forth in the Plan, the Litigation Trust shall be created and the terms of Article IV.E of the Plan shall apply only if the Litigation Proceeds Condition is not met. If the Litigation Proceeds Condition is not met, the Litigation Trust shall be created and the Litigation Trust Interests issued by no later than the Effective Date.

a.         Creation of the Litigation Trust

If the Litigation Proceeds Condition is not met, on the Effective Date, the Debtors and the Litigation Trustee shall execute the Litigation Trust Agreement and the other Litigation Trust Documents and shall take all steps necessary to establish the Litigation Trust in accordance with the Plan, which shall be for the benefit of the Litigation Trust Beneficiaries. In connection therewith, the Debtors shall transfer and/or assign and shall be deemed to transfer and/or assign to the Litigation Trust all of their rights, titles, and interests in and to all of the Litigation Trust Assets. In accordance with section 1141 of the Bankruptcy Code, the Litigation Trust Assets shall automatically vest in the Litigation Trust free and clear of all Claims and Liens, subject only to (a) the Litigation Trust Interests and (b) the expenses of the Litigation Trust as provided for in the Litigation Trust Agreement. Also on the Effective Date, and subject to, in all respects, the terms of the Litigation Trust Documents, all Privileges held by the Debtors shall be transferred to and vest exclusively in the Litigation Trust.

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The Litigation Trust shall be established to monetize and distribute the proceeds of the Litigation Trust Assets in accordance with the Plan, the Confirmation Order, and the Litigation Trust Agreement. Following the Effective Date, if the Sinclair Release Effective Date occurs on or prior to the Sinclair Settlement Outside Date, the Litigation Trust shall distribute the Cash proceeds thereof in accordance with the terms set forth in the Plan. If the Sinclair Release Effective Date does not occur on or prior to the Sinclair Settlement Outside Date, then the Litigation Trust shall pursue the Sinclair-Related Litigations. The Litigation Trust shall be governed by the Litigation Trust Agreement and administered by the Litigation Trustee. The Litigation Trust Agreement shall specify the powers, rights, and responsibilities of the Litigation Trustee, and the rights of the Litigation Trust Beneficiaries.

On and after the date of transfer of the Litigation Trust Assets to the Litigation Trust, the Reorganized Debtors shall have no direct interest in the Litigation Trust Assets. To the extent that any Litigation Trust Assets cannot be transferred to the Litigation Trust because of a restriction on transferability under applicable non-bankruptcy law that is not superseded or preempted by section 1123 of the Bankruptcy Code or any other provision of the Bankruptcy Code, the Reorganized Debtors shall be deemed to have been designated as a representative of the Litigation Trust pursuant to section 1123(b)(3)(B) of the Bankruptcy Code to enforce and pursue such Litigation Trust Assets on behalf of the Litigation Trust for the benefit of the Litigation Trust Beneficiaries. Notwithstanding the foregoing, all net proceeds of such Litigation Trust Assets shall be transferred to the Litigation Trust to be distributed in accordance with the Plan and the Litigation Trust Agreement.

Notwithstanding anything in the Plan to the contrary, the Debtors and the Reorganized Debtors shall have no obligation to provide any funds or financing to the Litigation Trust, other than the obligation to contribute the Litigation Trust Assets in accordance with the Plan and the Litigation Trust Agreement, and under no circumstances will the expenses of the Litigation Trust be paid or reimbursed by the Debtors and the Reorganized Debtors.

b.         Transfer of Assets and Causes of Action to the Litigation Trust

Subject to definitive guidance from the Internal Revenue Service or a court of competent jurisdiction to the contrary, (i) the Litigation Trust is intended to be treated as a “liquidating trust” for U.S. federal income tax purposes pursuant to Treasury Regulation § 301.7701-4(d), with no objective to continue or engage in the conduct of a trade or business, and substantively consistent with Rev. Proc. 94-45, 1994-2 C.B. 684, and thus, as a “grantor trust” within the meaning of Sections 671-679 of the Tax Code, (ii) the sole purpose of the Litigation Trust shall be to distribute the net proceeds of the Litigation Trust Assets in accordance with Treasury Regulation § 301.7701-4(d), with no objective to continue or engage in the conduct of a trade or business, and (iii) each of the Debtors, the Reorganized Debtors, the Litigation Trustee, and the recipients of Litigation Trust Interests shall report consistent with such treatment. The Litigation Trust Interests held by the Litigation Trust Beneficiaries are intended to be held as “capital assets” within the meaning of Section 1221 of the Tax Code (generally, property held for investment). The Litigation Trust Beneficiaries shall be treated, for U.S. federal income tax purposes, as the grantors of the Litigation Trust and as the deemed owners of the Litigation Trust Assets. For U.S. federal income tax purposes, the transfer of assets to the Litigation Trust will be deemed to occur as (a) a first-step transfer of the Litigation Trust Assets to applicable Holders of Claims, to the extent applicable,

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and, to the extent the Litigation Trust Assets are allocable to Disputed Claims, to the disputed claims reserve described below and (b) a second-step transfer of the Litigation Trust Assets by such Holders of Claims, other than to the extent relevant with respect to the disputed claims reserve, to the Litigation Trust. As a result, the first step of the transfer of the Litigation Trust Assets to the Litigation Trust is expected to be treated as a taxable exchange under Section 1001 of the Tax Code. As soon as possible after the transfer of the Litigation Trust Assets to the Litigation Trust, the Litigation Trustee shall make a good faith valuation of the Litigation Trust Assets. This valuation will be made available from time to time, as relevant for tax reporting purposes. Each of the Debtors, the Reorganized Debtors, the Litigation Trustee, and the recipients of Litigation Trust Interests shall take consistent positions with respect to the valuation of the Litigation Trust Assets, and such valuations shall be utilized for all U.S. federal income tax purposes.

Following the transfer of the Litigation Trust Assets to the Litigation Trust, the Litigation Trust Beneficiaries shall include in their annual taxable incomes, and pay tax to the extent due on, their allocable shares of each item of the Litigation Trust’s income, gain, deduction, loss, and credit. Under the Litigation Trust Agreement, the Litigation Trustee will be required to file income tax returns for the Litigation Trust as a grantor trust of the Litigation Trust Beneficiaries. In addition, the Litigation Trust Agreement will require consistent valuation by all parties, including the Debtors, the Reorganized Debtors, the Litigation Trustee, and the Litigation Trust Beneficiaries, for all U.S. federal income tax and reporting purposes, of any property held by the Litigation Trust. The Litigation Trust Agreement will also limit the investment powers of the Litigation Trustee in accordance with Internal Revenue Service Rev. Proc. 94-45 and will require the Litigation Trust to distribute at least annually to the Litigation Trust Beneficiaries (as such may have been determined at such time) its net income (net of any payment of or provision for taxes), except for recoveries retained as reasonably necessary to maintain the value of the Litigation Trust Assets.

With respect to amounts, if any, in a reserve for Disputed Claims, the Debtors expect that (a) such reserve will be treated for U.S. federal income tax purposes as either a “disputed ownership fund” governed by Treasury Regulation § 1.468B-9 or as a taxable entity separate from the Litigation Trust, (b) any appropriate elections with respect thereto shall be made, and (c) such treatment will also be applied to the extent possible for state and local tax purposes. Under such treatment, a separate federal income tax return shall be filed with the Internal Revenue Service for such disputed claims reserve and will be subject to tax annually on a separate entity basis. Any taxes (including with respect to interest, if any, earned in the reserve, or any recovery on the portion of assets allocable to such reserve in excess of the disputed claims reserve’s basis in such assets) imposed on such reserve shall be paid out of the assets of the reserve (and reductions shall be made to amounts disbursed from the reserve to account for the need to pay such taxes).

c.         The Administration of the Litigation Trust and the Powers of the Litigation Trustee

The Litigation Trust shall be administered by the Litigation Trustee pursuant to the Litigation Trust Agreement. The Litigation Trustee shall be selected by the Required DIP Commitment Parties, subject to the consent of the First Lien Group and the Debtors (which will not be unreasonably withheld, conditioned, or delayed), in accordance with the terms set forth in

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the Litigation Trust Agreement and in accordance with the Restructuring Support Agreement. The Litigation Trust, acting by and through the Litigation Trustee, shall be (a) the exclusive administrator of the assets of the Litigation Trust for purposes of 31 U.S.C. § 3713(b) and 26 U.S.C. § 6012(b)(4), and (b) a “party in interest” within the meaning of section 1109(b) of the Bankruptcy Code and “representative” of the Estates within the meaning of section 1123(b)(3)(B) of the Bankruptcy Code, in each case, solely for purposes of carrying out the Litigation Trustee’s duties under the Litigation Trust Agreement with respect to the Litigation Trust Beneficiaries. In the event of any inconsistency solely between Article IV.E of the Plan and the Litigation Trust Documents, the Litigation Trust Documents shall control, with the Plan controlling in all other cases. All compensation for the Litigation Trustee and other costs of administration for the Litigation Trust shall be paid by the Litigation Trust in accordance with the Plan and the Litigation Trust Agreement.

The Litigation Trust Agreement will be Filed with the Plan Supplement and will provide for, among other things: (a) the transfer of the Litigation Trust Assets to the Litigation Trust (other than the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any), in each case, to the extent received by the Debtors prior to the Effective Date); (b) the payment of certain Litigation Trust Expenses (including the cost of pursuing the Sinclair-Related Litigations) of the Litigation Trust from the Litigation Trust Funding Amount and the proceeds of the Litigation Trust Assets; (c) litigation of the Sinclair-Related Litigations, as applicable, which may include the prosecution, settlement, abandonment, or dismissal of such litigation; (d) distributions to holders of Litigation Trust Interests, as provided in the Plan and in the Litigation Trust Agreement; (e) certain cooperation obligations of the Debtors and the Litigation Trust, including with respect to Privileges; (f) the identity of the Litigation Trustee; (g) the terms of the Litigation Trustee’s engagement; (h) whether the Litigation Trustee shall be bonded; and (i) reasonable and customary provisions that allow for limitation of liability and indemnification of the Litigation Trustee and its professionals by the Litigation Trust. Any such indemnification shall be the sole responsibility of the Litigation Trust and payable solely from the Litigation Trust Assets and the proceeds thereof. The Litigation Trustee shall be responsible for all decisions and duties with respect to the Litigation Trust and the Litigation Trust Assets, except as otherwise provided in the Plan, the Confirmation Order, or the Litigation Trust Agreement.

In furtherance of and consistent with the purpose of the Litigation Trust and the Plan, the Litigation Trustee, for the benefit of the Litigation Trust, shall: (a) hold the Litigation Trust Assets and the net proceeds thereof for the benefit of the Litigation Trust Beneficiaries; (b) make distributions as provided in the Plan and the Litigation Trust Agreement; and (c) have the power, authority, and responsibility to prosecute and resolve any Sinclair-Related Litigation. The Litigation Trustee shall be responsible for all decisions and duties with respect to the Litigation Trust and the Litigation Trust Assets, except as otherwise provided in the Litigation Trust Agreement. The Litigation Trustee shall be responsible for (i) filing returns of the Litigation Trust as a “grantor trust” pursuant to Treasury Regulation § 1.671-4(a) and (ii) annual delivery to each holder of Litigation Trust Interests of a separate statement regarding the receipts and expenditures of the Litigation Trust as relevant for U.S. federal income tax purposes. In all circumstances, the Litigation Trustee shall act in the best interests of the Litigation Trust Beneficiaries.

The Litigation Trust Expenses shall be paid from the Litigation Trust Funding Amount and the proceeds of the Litigation Trust Assets in accordance with the Plan and Litigation Trust

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Agreement. The Litigation Trustee, on behalf of the Litigation Trust, may employ, without further order of the Bankruptcy Court, professionals to assist in carrying out its duties hereunder and may compensate and reimburse the reasonable expenses of those professionals without further order of the Bankruptcy Court from the Litigation Trust Funding Amount and the proceeds of the Litigation Trust Assets in accordance with the Plan and the Litigation Trust Agreement.

d.         Transferability of Litigation Trust Interests

The Litigation Trust Interests shall be non-transferable other than if transferred (a) by will, (b) through intestate succession, (c) by operation of Law, or (d) to the extent permitted by the Litigation Trust Agreement. The Litigation Trust Agreement shall provide that no transfer, assignment, pledge, hypothecation, or other disposition of any Litigation Trust Interest may be effected until (i) such action is approved by the Litigation Trustee in accordance with the terms of the Litigation Trust Agreement, (ii) the Litigation Trustee has received such legal advice or other information that they, in their sole and absolute discretion, deem necessary to assure that any such disposition will not cause the Litigation Trust to be subject to entity-level taxation for U.S. federal income tax purposes, and (iii) either (x) the Litigation Trustee has received such legal advice or other information that they, in their sole and absolute discretion, deem necessary or appropriate to assure that any such disposition will not require the Litigation Trust to comply with the registration and reporting requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, the Trust Indenture Act of 1939, as amended, or the Investment Company Act of 1940, as amended, or (y) the Litigation Trustee has determined, in accordance with the terms of the Litigation Trust Agreement, to cause the Litigation Trust to become a public reporting company and/or make periodic reports under the Securities Exchange Act of 1934, as amended, to enable such disposition to be made. In the event that any such disposition is allowed, the Litigation Trustee may add such restrictions upon such disposition and other terms to the Litigation Trust Agreement as are deemed necessary or appropriate by the Litigation Trustee, with the advice of counsel, to permit or facilitate such disposition under applicable securities and other laws.

The Debtors do not intend for the Litigation Trust Interests to be “securities” under applicable laws and any and all Litigation Trust Interests will not be registered pursuant to the Securities Act or any applicable state or local securities law. Notwithstanding this intention, to the extent the Litigation Trust Interests are deemed to be “securities,” the issuance of the Litigation Trust Interests under the Plan will be exempt pursuant to section 1145 of the Bankruptcy Code (except with respect to an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code). Further, any and all Litigation Trust Interests will be exempt from the Investment Company Act of 1940, as amended, pursuant to sections 7(a) and 7(b) of that Act and, to the extent such interests are deemed to be “securities,” section 1145 of the Bankruptcy Code.

Subject in all respects to the terms, conditions, and requirements of the Litigation Trust Agreement and the Plan, (a) the Litigation Trustee shall maintain a register of the holders of Litigation Trust Interests and (b) upon notice to the Litigation Trust by any holder of a Litigation Trust Interest in accordance with the Litigation Trust Agreement, the Litigation Trustee shall amend the register to reflect any permitted transfer of Litigation Trust Interests as set forth above.

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e.         Allocation of Litigation Proceeds

If (a) the Litigation Proceeds Condition is not met and (b) the Litigation Proceeds consist of both Cash and non-Cash consideration, then Litigation Proceeds consisting of Cash consideration shall be used first to fund 50% of the Class A Litigation Proceeds (subject to the First Lien Claims Cap), with the remaining Litigation Proceeds to be distributed among the holders of Class A Litigation Trust Interests, Class B Litigation Trust Interests, and Class C Litigation Trust Interests, as applicable, on a pro rata basis.

f.         Dissolution of the Litigation Trust

The Litigation Trustee and the Litigation Trust shall be discharged or dissolved at such time as all distributions required to be made by the Litigation Trustee under the Plan have been made. The Litigation Trust shall in no event be dissolved later than five years from the creation of the Litigation Trust unless the Bankruptcy Court, upon motion within the six-month period prior to the fifth anniversary (or within the six-month period prior to the end of an extension period), determines that a fixed period extension (not to exceed five years, together with any prior extensions, without a favorable private letter ruling from the Internal Revenue Service or an opinion of counsel satisfactory to the trustee(s) of the Litigation Trust that any further extension would not adversely affect the status of the trust as a liquidating trust for U.S. federal income tax purposes) is necessary to facilitate or complete the recovery and liquidation of the Litigation Trust Assets.

Upon dissolution of the Litigation Trust, any remaining Litigation Trust Assets shall be distributed to Litigation Trust Beneficiaries in accordance with the Plan and the Litigation Trust Agreement, as appropriate. To the extent the Litigation Trust retains any residual Litigation Trust Assets, but such assets, net of Litigation Trust Expenses, are insufficient to effectuate any further distribution pursuant to the Litigation Trust Agreement, the Litigation Trustee shall donate such residual Litigation Trust Assets to an organization described in Section 501(c)(3) of the Tax Code, to be selected by the Litigation Trustee in its discretion.

g.         Cooperation and Privilege

To effectively investigate, prosecute, compromise, and/or settle Causes of Action on behalf of the Litigation Trust, the Litigation Trustee and its counsel and representatives may require reasonable access to documents and information relating to applicable Causes of Action in the possession of the Debtors or the Reorganized Debtors, as applicable, and in such event, must be able to obtain such information from the Reorganized Debtors on a confidential basis and in common interest, without being restricted by or waiving any applicable work product, attorney-client, or other privilege. Accordingly, the Litigation Trust Documents shall provide for the Litigation Trustee’s reasonable access to the Debtors’ records and information (which shall be maintained by the Reorganized Debtors) relating to the Sinclair-Related Litigations, including electronic records or documents, as further detailed in, and subject in all respects to, the Litigation Trust Documents. The Litigation Trust Documents shall also provide that as of the Effective Date, and subject in all respects to the terms of the Litigation Trust Documents, all Privileges held by the Debtors or the Reorganized Debtors (solely in their capacity as successors to the Debtors) shall transfer to and vest exclusively in the Litigation Trust, and that the Reorganized Debtors shall

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preserve all of the Debtors’ records and documents (including all electronic records or documents) related to the Sinclair-Related Litigations for the later of a period of six years after the Effective Date or until such later time as the Litigation Trustee notifies the Reorganized Debtors in writing that such records are no longer required to be preserved.

6.         Certain Securities Law Matters

a.         Section 1145 Exemption

Pursuant to section 1145 of the Bankruptcy Code, the offering, issuance, and distribution of the 1145 Securities under the Plan in exchange for Allowed Claims will be exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the offering, issuance, distribution, or sale of Securities. The 1145 Securities (a) will not be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (b) will be freely tradable and transferable without registration under the Securities Act by any initial recipient thereof, provided that: (i) the recipient (x) is not an “affiliate” of the Debtors or the Reorganized Debtors as defined in Rule 144(a)(1) under the Securities Act, (y) has not been such an “affiliate” within 90 days of such transfer, and (z) is not an entity that is an “underwriter” as defined in Section 2(a)(11) of the Securities Act and in Section 1145 of the Bankruptcy Code, and (ii) such trade or transfer is permitted under the restrictions, if any, on the transferability of such 1145 Securities in the organizational documents of the issuer of, or in agreements or instruments applicable to holders of, such 1145 Securities, including the New Organizational Documents.

The Debtors do not intend for the Litigation Trust Interests or the Litigation CVRs to be “securities” under applicable laws. Notwithstanding this intention, to the extent such interests or rights are deemed to be “securities,” the issuance of such interests or rights under the Plan will be exempt pursuant to section 1145 of the Bankruptcy Code (except with respect to an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code).

b.         Private Placement Securities

The offer (to the extent applicable), issuance, and distribution of the Private Placement Securities will be exempt (including with respect to an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code) from registration under the Securities Act pursuant to Section 4(a)(2) thereof and/or Regulation D thereunder. The Private Placement Securities will be “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to registration or an applicable exemption from registration under the Securities Act and other applicable law. In that regard, the Strategic Investor and each of the Initial DIP Commitment Parties have made customary representations to the Debtors, including that each is an “accredited investor” (within the meaning of Rule 501(a) of the Securities Act) or a “qualified institutional buyer” (as defined under Rule 144A promulgated under the Securities Act).

c.         Treatment of Plan Securities

The Reorganized Debtors need not provide any further evidence other than the Plan or the Confirmation Order to any Entity (including any transfer agent for any of the Plan Securities) with

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respect to the treatment of any of the Plan Securities to be issued under the Plan under applicable securities laws.

Any transfer agent for any of the Plan Securities shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether any of the Plan Securities to be issued under the Plan are exempt from registration and/or eligible for book-entry delivery, settlement, and depository services.

Notwithstanding anything to the contrary in the Plan, except as otherwise provided in the Convertible B Exit Note Documents to the Strategic Investor, no Entity (including any transfer agent for any of the Plan Securities) may require a legal opinion regarding the validity of any transaction contemplated by the Plan, including, for the avoidance of doubt, whether any of the Plan Securities to be issued under the Plan are exempt from registration and/or eligible for book-entry delivery, settlement, and depository services.

7.         Corporate Existence

Except as otherwise provided in the Plan or the Plan Supplement, each Debtor (a) shall continue to exist on and after the Effective Date as a separate corporation, limited liability company, partnership, or other form of entity, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form of entity, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other analogous formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other analogous formation documents) are amended under the Plan, by the New Organizational Documents, or otherwise, and to the extent such documents are amended, or amended and restated, such documents are deemed to be amended or amended and restated pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law) and (b) may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision of or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

8.         Corporate Action

On or before the Effective Date, as applicable, all actions contemplated under the Plan or the Plan Supplement (including any transaction described in, or contemplated by, the Restructuring Steps Memorandum) and the Restructuring Transactions shall be deemed authorized and approved by the Bankruptcy Court in all respects, without further notice or order of the Bankruptcy Court, including, as applicable: (1) the implementation of the Restructuring Transactions; (2) the adoption, execution, acknowledgement, delivery, entry into, recording, and/or filing of the New Organizational Documents; (3) the authorization, issuance, delivery, and distribution of the Plan Securities and the execution, delivery, and filing of any documents pertaining thereto, as applicable; (4) the execution and delivery of the New A/R Facility Documents, the Convertible B Exit Notes Documents, the Take Back Debt Documents, the Convertible A Exit Notes Documents (if any), and the Exit Term Loan Documents (if any), and the incurrence and/or issuance of debt thereunder; (5) the execution and delivery of the DIP Commitment Party Investment Option

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Documents; (6) the separation of the Debtors from Sinclair Parent and its Affiliates; (7) if the Litigation Proceeds Condition is not met, the execution of the Litigation Trust Agreement, establishment of the Litigation Trust, appointment of the Litigation Trustee, and issuance and distribution of Litigation Trust Interests and the Litigation CVRs; (8) the selection, appointment, and/or election of the managers or directors, as applicable, and officers of each of the Reorganized Debtors; and (9) all other actions contemplated under or necessary to implement the Plan (whether to occur before, on, or after the Effective Date) or Restructuring Transactions, and all such actions taken or caused to be taken shall be deemed to have been authorized and approved by the Bankruptcy Court. Upon the Effective Date, all matters provided for in the Plan involving the corporate or limited liability company structure of the Reorganized Debtors, and any corporate, limited liability company, or other governance action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have timely occurred and shall be in effect and shall be authorized and approved in all respects, without any requirement of further action by the security holders, directors, managers, or officers of the Debtors or the Reorganized Debtors. On or before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors shall be authorized and (as applicable) directed to issue, execute, deliver, acknowledge, and/or file the agreements, documents, securities, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors, including the New Organizational Documents, the Plan Securities, the New A/R Facility Documents, the Convertible B Exit Notes Documents, the Take Back Debt Documents, the DIP Commitment Party Investment Option Documents, the Convertible A Exit Notes Documents (if any), the Exit Term Loan Documents (if any), and any and all other agreements, documents, securities, certificates, and instruments relating to the foregoing. The authorizations, approvals, and directives contemplated by Article IV.H of the Plan shall be effective notwithstanding any requirements under non-bankruptcy law.

9.         Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan or the Plan Supplement, or in any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, all property in each Debtor’s Estate, all Causes of Action, and any property acquired by any of the Debtors under the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances (except for Liens securing obligations under the New A/R Facility Documents, the Convertible B Exit Notes Documents, the Take Back Debt Documents, the Convertible A Exit Notes Documents (if any), and the Exit Term Loan Documents (if any)). On and after the Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

10.         Dissolution of Diamond Sports Group, LLC

On and as of the Effective Date, DSG shall be dissolved, its affairs shall be wound up, and its certificate of formation shall be cancelled, all without further action under any applicable law, regulation, order, or rule, including any action by the stockholders, members, or board of directors or similar governing body of DSG, any Debtor, or any Reorganized Debtor; provided that, subject in all respects to the terms of the Plan, the Reorganized Debtors shall have the power and authority

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to take any action necessary to dissolve DSG, wind up its affairs, and cancel its certificate of formation, and shall, to the extent applicable: (1) file all necessary limited liability company documents to effect DSG’s dissolution, the winding up of its affairs, and the cancellation of its certificate of formation under the applicable laws of its state of formation, including by filing a certificate of cancellation with the Secretary of State of Delaware; (2) complete and file all final or otherwise required federal, state, and local tax returns for DSG; (3) pay taxes required to be paid by DSG, and pursuant to section 505(b) of the Bankruptcy Code, request an expedited determination of any unpaid tax liability of DSG, as determined under applicable tax laws; and (4) represent the interests of DSG before any taxing authority in all tax matters, including any action, proceeding, or audit.

11.         Cancellation of Notes, Instruments, Certificates, and Other Documents

On the Effective Date, except to the extent otherwise provided in the Plan, all notes, instruments, certificates, and other documents evidencing Claims shall automatically be cancelled, and the obligations of the Debtors or the Reorganized Debtors and any non-Debtor Affiliates thereunder or in any way related thereto shall be discharged and deemed satisfied in full without any action on the part of any Person, and the Prepetition Agents and the Prepetition Notes Trustees shall be released from all duties thereunder; provided, however, that notwithstanding Confirmation or the occurrence of the Effective Date, any credit document or agreement that governs the rights of the Holder of a Claim or Interest shall continue in effect solely for purposes of (1) allowing Holders of Allowed Claims to receive distributions under the Plan, (2) allowing and preserving the rights of the Debtors, the Prepetition Agents, and the Prepetition Notes Trustees to make distributions pursuant to the Plan, (3) maintaining, preserving, exercising, and/or enforcing the rights of the Prepetition Agents and the Prepetition Notes Trustees to compensation and indemnification as against any money or property distributable to Holders of Allowed First Lien Claims and Allowed Junior Funded Debt Claims, as applicable, including permitting each of the Prepetition Agents and the Prepetition Notes Trustees to maintain, enforce, and exercise its applicable Charging Lien against such distributions for the payment of fees, expenses and/or indemnification obligations, including Prepetition Agent and Trustee Fees and Expenses, arising under the Prepetition Credit Agreements and the Prepetition Notes Indentures, as applicable, (4) allowing and preserving the rights of the Prepetition Agents and the Prepetition Notes Trustees to receive compensation and reimbursement for any reasonable and documented fees and expenses incurred in connection with the implementation, consummation, and defense of the Plan, the Cash Collateral Order, and/or the DIP Order, (5) maintaining, preserving, exercising, and/or enforcing all rights, including rights of enforcement, of the Prepetition Agents and the Prepetition Notes Trustees against any person other than a Released Party (including the Debtors), including with respect to indemnification or contribution from the Holders of First Lien Claims, Second Lien Claims, Third Lien Claims, or Unsecured Notes Claims pursuant and subject to the terms of the Prepetition Credit Agreements and the Prepetition Notes Indentures as in effect on the Effective Date, as applicable, (6) permitting the Prepetition Agents and the Prepetition Notes Trustees to enforce any obligation (if any) owed to the Prepetition Agents and Prepetition Notes Trustees under the Plan, the Cash Collateral Order, or the DIP Order, respectively, (7) permitting the Prepetition Agents and Prepetition Notes Trustees to appear in the Chapter 11 Cases or in any proceeding in the Bankruptcy Court or any other court, and (8) permitting the Prepetition Agents and the Prepetition Notes Trustees to perform any functions that are necessary to effectuate the foregoing; provided, further, however, that the preceding proviso shall not affect the discharge of

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Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan, or result in any expense or liability to the Debtors or the Reorganized Debtors, as applicable, except as expressly provided for in the Plan. The Prepetition Agents and the Prepetition Notes Trustees shall be deemed to have received any necessary directions to consummate the Restructuring Transactions.

The Prepetition Agents and the Prepetition Notes Trustees shall be discharged and shall have no further obligation or liability except as provided in the Plan and Confirmation Order, and after the performance by the Prepetition Agents and the Prepetition Notes Trustees and their representatives and professionals of any obligations and duties required under or related to the Plan or Confirmation Order, the Prepetition Agents and the Prepetition Notes Trustees shall be relieved of and released from any obligations and duties arising thereunder.

If the record holder of the Notes is DTC or its nominee or another securities depository or custodian thereof, and such Notes are represented by a global security held by or on behalf of DTC or such other securities depository or custodian, then each such Holder of the Notes shall be deemed to have surrendered such Holder’s note, debenture, or other evidence of indebtedness upon surrender of such global security by DTC or such other securities depository or custodian thereof.

Upon the final distribution in accordance with Article VI of the Plan, or notice from the Debtors or the Reorganized Debtors, as applicable, that there will be no further distributions on account of any Second Lien Notes Claims, Third Lien Notes Claims, or Unsecured Notes Claims, (a) the applicable Notes shall thereafter be deemed to be null, void, and worthless, and (b) at the request of the applicable Prepetition Notes Trustee, DTC shall take down the relevant position relating to such Notes without any requirement of indemnification or security on the part of the Debtors, the Reorganized Debtors, any Prepetition Notes Trustee, or any other Entity.

12.         Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors, and the officers and members of the boards of directors and managers thereof, are authorized to and may issue, execute, deliver, acknowledge, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any notices, approvals, authorizations, or consents except for those expressly required pursuant to the Plan.

13.         Exemptions from Certain Taxes and Fees

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan or pursuant to: (1) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors or the Reorganized Debtors, including the Plan Securities, the New A/R Facility, the Take Back Term Loans, and the Exit Term Loans (if any); (2) the Restructuring Transactions; (3) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (4) the making, assignment, or recording of any lease or

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sublease; (5) the grant of collateral as security for any or all of the New A/R Facility, the Convertible B Exit Notes, the Take Back Term Loans, the Convertible A Exit Notes (if any), and the Exit Term Loans (if any); or (6) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document tax, recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, personal or real property tax, real estate transfer tax, mortgage recording tax, sales tax, use tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(a) of the Bankruptcy Code, shall forego the collection of any such tax, recordation fee, or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation, fee, or governmental assessment.

14.         New Organizational Documents

On or immediately before the Effective Date, the Debtors or the Reorganized Debtors, as applicable, will file the New Organizational Documents with the applicable Secretary of State and/or other applicable authorities in its state of incorporation or formation in accordance with the applicable laws of its state of incorporation or formation, to the extent required for such New Organizational Documents to become effective. Pursuant to section 1123(a)(6) of the Bankruptcy Code, the New Organizational Documents will prohibit the issuance of non-voting equity securities. After the Effective Date, the Reorganized Debtors may amend and restate its formation, organizational, and constituent documents as permitted by the laws of their respective jurisdictions of formation and the terms of such documents.

15.         New Shareholders Agreement

On the Effective Date, the New TopCo shall enter into the New Shareholders Agreement with the holders of the New TopCo Equity, which shall become effective and binding in accordance with its terms and conditions upon the parties thereto, in each case without further (1) notice to or order of the Bankruptcy Court, (2) act or action under any applicable law, regulation, order, or rule, or (3) vote, consent, authorization, or approval of any Person(s) or Entity.

All of the holders of New TopCo Equity shall execute the New Shareholders Agreement and provide a completed Investor Questionnaire in connection with receiving post-emergence dividends and distributions (if any) on account of the New TopCo Equity (other than, for the avoidance of doubt, the distributions set forth in the Plan). Notwithstanding the foregoing or anything to the contrary in the Plan, (a) the New Shareholders Agreement shall be binding, effective, valid, and enforceable in accordance with its terms as of the Effective Date on all Person(s) or Entities receiving, and all holders of, the New TopCo Equity (and their respective

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successors and assigns), regardless of whether such New TopCo Equity is received or to be received on or after the Effective Date and regardless of whether such Person or Entity executes or delivers a signature page to the New Shareholders Agreement, and (b) unless waived by the New TopCo Board in its sole and absolute discretion, any such Person, Entity or holder that fails to execute and deliver to New TopCo a counterpart of the New Shareholders Agreement and a completed Investor Questionnaire (or any similar investor questionnaire authorized and approved by the New TopCo Board) shall not be entitled to receive any post-emergence dividends or other distributions on account of such Person’s New TopCo Equity (other than, for the avoidance of doubt, the distributions set forth in the Plan) until such documents are executed and delivered to New TopCo. As of the Effective Date, each holder of New TopCo Equity shall be bound by the New Shareholders Agreement (including any obligation set forth therein to waive or refrain from exercising any appraisal, dissenters’ or similar rights) even if such holder has not actually executed and delivered a counterpart thereof.

16.         Directors and Officers

As of the Effective Date, the terms of the current members of the board of managers of DSG shall expire and such managers shall cease to hold office or have any authority from or after such time (unless such manager is reappointed as of the Effective Date). As of the Effective Date, all of the directors or managers, as applicable, for the New HoldCo Board and the New TopCo Board shall be appointed in accordance with the terms of the applicable New Organizational Documents and shall serve pursuant to the terms of the charters and bylaws or other formation and constituent documents, and the applicable laws of the jurisdiction of formation, of New HoldCo and New TopCo, as applicable. To the extent known, the identities of the members of the New HoldCo Board and the New TopCo Board will be disclosed in the Plan Supplement prior to the Confirmation Hearing or at the Confirmation Hearing consistent with section 1129(a)(5) of the Bankruptcy Code.

17.         Management Incentive Plan

On or following the Effective Date, the New HoldCo Board shall adopt and implement the Management Incentive Plan. On the Effective Date, New HoldCo shall reserve New HoldCo Equity representing up to 10% of the issued and outstanding New HoldCo Equity as of the Effective Date (or its equivalent in Awards, such as profits interests) for distribution to participating employees of the Reorganized Debtors pursuant to the Management Incentive Plan. The Reorganized Debtors shall be authorized to institute such Management Incentive Plan and enact and enter into related policies and agreements based on the terms and conditions determined by the New HoldCo Board. To the extent not otherwise agreed prior to the Effective Date, the form of the Awards, the participants in the Management Incentive Plan, the allocations of the Awards to such participants, and the terms and conditions of the Awards (including time-based and performance-based vesting) will be determined by the New HoldCo Board on or after the Effective Date.

18.         Preference Waiver

As set forth in the DIP Order, all Preference Actions against any trade counterparty of the Debtors have been irrevocably waived by the Debtors and/or their Estates, as applicable.

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19.         Preservation of Causes of Action

In accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date, other than the Causes of Action released by the Debtors pursuant to (i) the releases and exculpations contained in the Plan, including in Article VIII of the Plan, which shall be deemed released and waived by the Debtors and the Reorganized Debtors as of the Effective Date, and (ii) Preference Actions irrevocably waived by the Debtors and/or their Estates pursuant to the DIP Order; provided that, notwithstanding anything to the contrary set forth in the Plan, to the extent the Litigation Proceeds Condition is not met, the Sinclair-Related Litigations shall be transferred to the Litigation Trust and, upon and after such transfer, the Litigation Trust shall retain and may enforce all rights to commence, pursue, prosecute, or settle any and all Sinclair-Related Litigations.

The Reorganized Debtors may pursue such Causes of Action (and, solely to the extent applicable, the Litigation Trust may pursue the Sinclair-Related Litigations), as appropriate, in accordance with the best interests of the Reorganized Debtors (or the Litigation Trust Beneficiaries, as applicable). No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action against it. Except as otherwise set forth in the Plan or in a Final Order of the Bankruptcy Court (including the DIP Order), the Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity. Unless any Cause of Action against an Entity is expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Final Order of the Bankruptcy Court (including the DIP Order), the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of Confirmation or Consummation.

D.	Settlement, Release, Injunction, and Related Provisions

1.         Discharge of Claims

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including

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demands, liabilities, and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Interests relate to services performed by employees of the Debtors prior to the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim based upon such debt or right is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such debt, right, or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Interest has accepted the Plan or voted to reject the Plan. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the occurrence of the Effective Date, except as otherwise specifically provided in the Plan.

2.         Release of Liens

Except (1) with respect to the Liens securing (a) the New A/R Facility, the Convertible B Exit Notes, the Take Back Term Loans, the Convertible A Exit Notes (if any), and the Exit Term Loans (if any), (b) Other Secured Claims that are Reinstated pursuant to the Plan, or (c) obligations pursuant to Executory Contracts and Unexpired Leases assumed pursuant to the Plan, or (2) as otherwise provided in the Plan or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates, including any mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates granted pursuant to an order of the Bankruptcy Court, and, subject to the consummation of the applicable distributions contemplated in the Plan, shall be fully released and discharged, at the sole cost of and expense of the Reorganized Debtors, and the holders of such mortgages, deeds of trust, Liens, pledges, or other security interests shall execute such documents as may be reasonably requested by the Debtors or the Reorganized Debtors, as applicable, to reflect or effectuate such releases, and all of the right, title, and interest of any holders of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtor and its successors and assigns.

3.         Debtor Release

Notwithstanding anything contained in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed, on and after the Effective Date, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Debtors, the Reorganized Debtors, and their Estates, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all other Entities who may purport to assert any Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, as applicable, whether known or unknown, foreseen or unforeseen, matured or unmatured, liquidated or unliquidated, fixed or contingent, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that the Debtors, the Reorganized Debtors, or their Estates would have been

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entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, its Estate, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the Debtors’ capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, any investment in any Debtor by any Released Party, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between or among any Debtor and any Released Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, any other benefit provided by any Debtor to any Released Party, cash management arrangements, the assertion or enforcement of rights and remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions, intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the Prepetition Credit Agreements, the Prepetition Notes Indentures, the formulation, preparation, dissemination, negotiation, or Filing of the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the Plan (including, for the avoidance of doubt, the Plan Supplement), the DIP Facility, the New A/R Facility, any other Definitive Document, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction, before or during the Chapter 11 Cases, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the Filing of the Chapter 11 Cases, the solicitation of votes on the Plan, the pursuit of Confirmation of the Plan, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of debt and/or securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence related or relating to any of the foregoing taking place on or before the Effective Date, other than claims or liabilities primarily arising out of any act or omission of a Released Party that constitutes actual fraud, willful misconduct, or gross negligence, each solely to the extent as determined by a Final Order of a court of competent jurisdiction. For the avoidance of doubt, any and all claims or Causes of Action against the Released Parties relating to the First Lien Claims or the Junior Funded Debt Claims is subject to the Debtor Release. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release (1) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement)

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executed to implement the Plan, including the New A/R Facility Credit Agreement, or any Claim, obligation, or right arising under or preserved pursuant to the Plan or the Confirmation Order, including those rights which are expressly preserved pursuant to Article IV.S of the Plan, or (2) only if the Sinclair Release Effective Date does not occur, any Sinclair-Related Litigations; provided that if the Sinclair Release Effective Date occurs after the Effective Date, but on or prior to the Sinclair Settlement Outside Date, the Sinclair-Related Litigations shall be released as of the Sinclair Release Effective Date.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor Release is: (1) in exchange for the good and valuable consideration provided by each of the Released Parties, including the Released Parties’ substantial contributions to facilitating the Restructuring Transactions and implementing the Plan; (2) a good faith settlement and compromise of the claims and Causes of Action released by the Debtor Release; (3) in the best interests of the Debtors and all Holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; and (6) a bar to any of the Debtors, the Reorganized Debtors, or the Debtors’ Estates asserting any claim or Cause of Action released pursuant to the Debtor Release.

4.         Third-Party Release

Except as otherwise expressly set forth in the Plan (including pursuant to Article IV.S of the Plan) or the Confirmation Order, on and after the Effective Date, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged by each Releasing Party (other than the Debtors, the Reorganized Debtors, and their Estates), in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all Entities who may purport to assert any claim or Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of any of the foregoing Entities, whether known or unknown, foreseen or unforeseen, matured or unmatured, liquidated or unliquidated, fixed or contingent, existing or hereafter arising, in law, equity, contract, tort, or otherwise, including any derivative claims asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, that such Entity would have been entitled to assert (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, its Estate, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, any investment in any Debtor by any Released Party, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between or among any Debtor and any Released Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, any other benefit provided by any Debtor to any Released

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Party, cash management arrangements, the assertion or enforcement of rights or remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions, intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the Prepetition Credit Agreements, the Prepetition Notes Indentures, the formulation, preparation, dissemination, negotiation, or Filing of the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction before or during the Chapter 11 Cases, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the Filing of the Chapter 11 Cases, the solicitation of votes on the Plan, the pursuit of Confirmation of the Plan, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of debt and/or securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence related or relating to any of the foregoing taking place on or before the Effective Date, other than claims or liabilities primarily arising out of any act or omission of a Released Party that constitutes actual fraud, willful misconduct, or gross negligence, each solely to the extent as determined by a Final Order of a court of competent jurisdiction. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release (1) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the New A/R Facility Credit Agreement, the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, any Plan Supplement document, or any claim, obligation, or right arising under or preserved pursuant to the Plan or the Confirmation Order, including those rights which are expressly preserved pursuant to Article IV.S of the Plan, (2) only if the Sinclair Release Effective Date does not occur, any Non-Released Parties; provided that if the Sinclair Release Effective Date occurs after the Effective Date, but on or prior to the Sinclair Settlement Outside Date, the Non-Released Parties shall be included in the Released Parties as of the Sinclair Release Effective Date, or (3) any Sinclair Party from any claim or Cause of Action asserted or assertable by any JPM Party or any of its Affiliates.

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Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained in the Plan, and, further, shall constitute the Bankruptcy Court’s finding that this Third-Party Release is: (1) consensual; (2) essential to the Confirmation of the Plan; (3) given in exchange for the good and valuable consideration provided by each of the Released Parties, including the Released Parties’ substantial contributions to facilitating the Restructuring Transactions and implementing the Plan; (4) a good faith settlement and compromise of the claims and Causes of Action released by the Third-Party Release; (5) in the best interests of the Debtors and their Estates; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any claim or Cause of Action released pursuant to the Third-Party Release.

5.         Exculpation

Except as otherwise specifically provided in the Plan, to the fullest extent permitted by applicable law, no Exculpated Party will have or incur, and each Exculpated Party will be released and exculpated from, any claim or Cause of Action arising from the Petition Date to the Effective Date in connection with or arising out of the administration of the Chapter 11 Cases, the negotiation and pursuit of the Restructuring Transactions, the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the Plan Supplement, the Plan and related agreements, instruments, and other documents, the solicitation of votes with respect to the Plan, the solicitation of votes for, or confirmation of, the Plan, the funding of the Plan, the occurrence of the Effective Date, the administration of the Plan or the property to be distributed under the Plan, the issuance of securities under or in connection with the Plan, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors in connection with the Plan and the Restructuring Transactions, or the transactions in furtherance of any of the foregoing, other than claims or Causes of Action, in each case arising out of or related to any act or omission of an Exculpated Party that is a criminal act or constitutes actual fraud, willful misconduct, or gross negligence as determined by a Final Order, but in all respects such Persons will be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have acted in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of securities pursuant to the Plan and, therefore, are not, and on account of such distributions will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan, including the issuance of securities thereunder. The exculpation will be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Exculpated Parties from liability.

6.         Injunction

Except as otherwise expressly provided in the Plan or the Confirmation Order or for obligations or distributions issued or required to be paid pursuant to the Plan or the

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Confirmation Order, all Entities who have held, hold, or may hold claims, Interests, or Causes of Action that have been released, discharged, or are subject to exculpation are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Exculpated Parties, the Released Parties, the Litigation Trust, the Litigation Trustee, or the Litigation Trust Assets: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims, Interests, or Causes of Actions; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such claims, Interests, or Causes of Action; (3) creating, perfecting, or enforcing any Lien or encumbrance of any kind against such Entities or the property or the Estates of such Entities on account of or in connection with or with respect to any such claims, Interests, or Causes of Action; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such claims, Interests, or Causes of Action unless such Holder has Filed a motion requesting the right to perform such setoff on or before the Effective Date, and notwithstanding an indication of a claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims, Interests, or Causes of Actions released, settled, or exculpated pursuant to the Plan.

Upon entry of the Confirmation Order, all Holders of Claims and Interests and their respective current and former employees, agents, officers, directors, principals, and direct and indirect affiliates shall be enjoined from taking any actions to interfere with the implementation or Consummation of the Plan. Except as otherwise set forth in the Confirmation Order, each Holder of an Allowed Claim or Allowed Interest, as applicable, by accepting, or being eligible to accept, distributions under or Reinstatement of such Claim or Interest, as applicable, pursuant to the Plan, shall be deemed to have consented to the injunction provisions set forth in Article VIII.F of the Plan.

No party may commence, continue, amend, or otherwise pursue, join in, or otherwise support any other party commencing, continuing, amending, or pursuing, a claim or Cause of Action of any kind against any of the Debtors or the Released Parties that is subject to the Debtor Release or the Third-Party Release, or arose or arises from or is related to any Covered Claim without first (i) requesting a determination from the Bankruptcy Court, after notice and a hearing, that such claim or Cause of Action represents a colorable claim against a Debtor or a Released Party, as applicable, and is not a claim that the Debtors released under the Plan, which request must attach the complaint or petition proposed to be filed by the requesting party and (ii) obtaining from the Bankruptcy Court specific authorization for such party to bring such claim or Cause of Action against a Debtor or a Released Party, as applicable. For the avoidance of doubt, any party that obtains such determination and authorization and subsequently wishes to amend the authorized complaint or petition to add any claims or Causes of Action not explicitly included in the authorized complaint or petition must obtain authorization from the Bankruptcy Court before filing any such amendment in the court where such complaint or petition is pending. The Bankruptcy Court will have sole and exclusive jurisdiction to determine whether a claim or Cause

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of Action is colorable and, only to the extent legally permissible, will have jurisdiction to adjudicate the underlying colorable claim or Cause of Action.

7.         Waiver of Statutory Limitations on Releases

Each Releasing Party in each of the releases contained in the Plan expressly acknowledges that although ordinarily a general release may not extend to claims that the Releasing Party does not know or suspect to exist in its favor, which if known by it may have materially affected its settlement with the party released, each Releasing Party has carefully considered and taken into account in determining to enter into the above releases the possible existence of such unknown losses or claims. Without limiting the generality of the foregoing, each Releasing Party expressly waives any and all rights conferred upon it by any statute or rule of law that provides that a release does not extend to claims that the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it may have materially affected its settlement with the Released Party. The releases contained in the Plan are effective regardless of whether those released matters are presently known, unknown, suspected or unsuspected, foreseen or unforeseen.

8.         Protection Against Discriminatory Treatment

In accordance with section 525 of the Bankruptcy Code, and consistent with paragraph 2 of Article VI of the United States Constitution, no Governmental Unit shall discriminate against any Reorganized Debtor, or any Entity with which a Reorganized Debtor has been or is associated, or deny, revoke, suspend, or refuse to renew a license, permit, charter, franchise, or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors, or another Entity with whom the Reorganized Debtors have been associated, solely because such Reorganized Debtor was a Debtor under chapter 11, may have been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before such Debtor was granted or denied a discharge), or has not paid a debt that is dischargeable in the Chapter 11 Cases.

9.         Recoupment

In no event shall any Holder of Claims or Interests be entitled to recoup any Claim or Interest against any claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such Holder actually has performed such recoupment and provided notice thereof in writing to the Debtors on or before the Confirmation Date, notwithstanding any indication in any Proof of Claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of recoupment.

10.         Reimbursement or Contribution

If the Bankruptcy Court disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the Effective Date, such Claim shall be forever disallowed notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Effective Date (1) such Claim has been adjudicated as non-contingent or (2) the relevant Holder of a Claim has Filed a non-contingent Proof of Claim on account of such Claim and a Final Order has been entered determining such Claim as no longer contingent.

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11.         Term of Injunctions or Stays

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases (pursuant to section 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court) and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

E.	Conditions Precedent to the Effective Date

1.         Conditions Precedent to the Effective Date

It shall be a condition to the Effective Date that the following conditions shall have been satisfied (or shall be satisfied concurrently with all other Restructuring Transactions to occur on the Effective Date (but giving effect to any ordering or sequencing of the Restructuring Transactions set forth in the Plan, including the Restructuring Steps Memorandum)) or waived pursuant to Article IX.B of the Plan:

a.       (i) the Restructuring Support Agreement shall have not been terminated in accordance with its terms (and no event shall have occurred that purports to terminate the Restructuring Support Agreement (even if such termination does not occur as a result of the automatic stay of section 362 of the Bankruptcy Code or otherwise)), and shall remain in full force and effect with respect to the Required Consenting Parties and the Debtors (provided, however, that for purposes of this clause (i), the Restructuring Support Agreement shall be deemed to have been in full force and effect with respect to the Debtors upon the execution thereof, notwithstanding the lack of a Bankruptcy Court order authorizing the Debtors’ entry into the Restructuring Support Agreement), and (ii) there shall not be any event, occurrence, or condition that would after the expiration of any applicable notice or cure period permit any of the Consenting Parties or the Debtors to terminate the Restructuring Support Agreement in accordance with its terms where the applicable Required Consenting Parties or the Debtors have actually given notice of such event, occurrence, or condition;

b.       all steps necessary to separate the Debtors from the Sinclair Parties shall have occurred to the reasonable satisfaction of the Required DIP Commitment Parties and the Strategic Investor, and/or, to the extent the Debtors enter into or assume any agreement(s) for transition or long-term services with the Sinclair Parties, such agreement(s) shall be reasonably acceptable to the Required DIP Commitment Parties and the Strategic Investor;

c.       the Debtors’ agreements with the Sports Leagues and their teams as of January 16, 2024, shall not have been terminated (excluding, for the avoidance of doubt, the NBA Term Sheet and the NHL Term Sheet) and the Debtors shall not have entered into any arrangement or transaction with any of the Sports Leagues similar to the NBA Term Sheet and the NHL Term Sheet (except in each case with the consent of the Required DIP Commitment Parties and the Strategic Investor);

d.       (i) no Event of Default (as defined in the DIP Credit Agreement) shall exist under the DIP Order or the DIP Documents (or, to the extent such Event of Default exists on the proposed

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Effective Date, such Event of Default shall have been waived by the DIP Agent (acting at the direction of the Required Lenders (as defined in the DIP Credit Agreement)) and the DIP Facility shall remain in full force and effect, and (ii) no Cash Collateral Termination Event (as defined in the DIP Order) shall exist under the DIP Order (or, to the extent such Cash Collateral Termination Event exists on the proposed Effective Date, such Cash Collateral Termination Event shall have been waived by the Majority 1L Lenders (as defined in the DIP Order)) and the DIP Order shall remain in full force and effect;

e.       there shall not have been instituted nor shall there be pending any action, proceeding, application, claim, counterclaim, or formal or informal investigation before or by any domestic court, governmental, regulatory, or administrative agency or instrumentality in connection with the Restructuring Transactions that, in the reasonable judgment of the Debtors, the Required DIP Commitment Parties, the Required Consenting First Lien Creditors, or the Strategic Investor would prohibit, prevent, or restrict consummation of the Restructuring Transactions;

f.       each document or agreement constituting the Definitive Documents shall (i) be in form and substance consistent with the Restructuring Support Agreement and the consent rights thereunder, (ii) have been duly executed, delivered, acknowledged, filed, and/or effectuated, as applicable, by the Entities and Persons parties thereto, and (iii) be in full force and effect, and any conditions precedent related thereto or contained therein shall have been satisfied prior to or contemporaneously with the occurrence of the Effective Date or otherwise waived;

g.       all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Restructuring Transactions, which in each case shall be in full force and effect (if applicable) and shall not be subject to unfulfilled conditions, and no temporary restraining order, preliminary injunction, judgment, or other law preventing, challenging, voiding, or making illegal the consummation of any of the Restructuring Transactions shall have been entered, issued, rendered or made, nor shall any proceeding seeking any of the foregoing be commenced or pending, and all applicable regulatory or government-imposed waiting periods shall have expired or been terminated;

h.       the New Organizational Documents shall (i) be in form and substance consistent with the Restructuring Support Agreement and the consent rights thereunder, (ii) have been executed, delivered, acknowledged, filed, and/or effectuated, as applicable, with the applicable authorities in the relevant jurisdictions, and (iii) be in full force and effect, and any conditions precedent related thereto or contained therein shall have been satisfied prior to or contemporaneously with the occurrence of the Effective Date or otherwise waived;

i.       all professional fees and expenses of retained Professionals required to be approved by the Bankruptcy Court shall have been paid in full or amounts sufficient to pay such fees and expenses in full after the Effective Date shall have been placed in the Professional Fee Escrow Account;

j.       all accrued and unpaid Transaction Expenses (as defined in the Restructuring Support Agreement) shall have been paid in full in accordance with the Restructuring Support Agreement;

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k.       the Bankruptcy Court shall have entered the Confirmation Order, which order shall (i) be consistent with the Restructuring Support Agreement, (ii) have become a Final Order, (iii) be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties, and (iv) solely with respect to any provision therein that directly impacts the treatment of or consideration to be provided on account of General Unsecured Claims and/or Go-Forward Trade Claims, consistent with the Restructuring Support Agreement and in form and substance reasonably acceptable to the UCC;

l.       the New Equity to be issued and/or delivered on the Effective Date pursuant to the Plan shall have been validly issued by New TopCo or New HoldCo, as applicable, shall be fully paid and non assessable, and shall be free and clear of all taxes, Liens and other encumbrances, preemptive rights, rights of first refusal, subscription rights, and similar rights, except for any restrictions on transfer as may be imposed by (a) applicable securities laws and (b) the applicable New Organizational Documents;

m.       (a) the New A/R Facility Documents shall have been executed and delivered by the parties thereto, (b) all conditions precedent to the consummation of the New A/R Facility Documents shall have been waived or satisfied in accordance with their terms, and (c) the closing of the New A/R Facility shall have occurred;

n.       the Convertible B Exit Notes and the Take Back Term Loans shall have been issued in accordance with the Plan and the Convertible B Exit Notes Documents or the Take Back Debt Documents, as applicable;

o.       the Debtors shall have entered into the Commercial Agreement with the Strategic Investor;

p.       all accrued and unpaid Prepetition Agent and Trustee Fees and Expenses of each Prepetition Agent and Prepetition Notes Trustee for which invoices have been provided to the Debtors prior to the Effective Date shall have been paid in full in Cash;

q.       if the Litigation Proceeds Condition has not been met, the Convertible A Exit Notes, the Exit Term Loans, and the Litigation CVRs shall have been issued pursuant to the Plan and the Convertible A Exit Notes Documents, the Exit Term Loans Documents, or the documentation evidencing the Litigation CVRs, as applicable;

r.       if the Litigation Proceeds Condition has not been met, the Litigation Trust Agreement shall have been executed, the Litigation Trust shall have been established pursuant to the Litigation Trust Agreement, and all Litigation Trust Assets shall have been contributed to, and shall have vested in, the Litigation Trust;

s.       to the extent not otherwise addressed in the Plan, all actions, documents, and agreements necessary to implement and consummate the Restructuring Transactions shall have been effected and executed (or deemed executed), and shall be in form and substance consistent with the Restructuring Support Agreement (and the consent rights thereunder); and

t.       the Debtors shall have otherwise substantially consummated the Restructuring Transactions, and all transactions contemplated in the Plan, in a manner consistent in all respects

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with the Restructuring Support Agreement and the Plan, including the Restructuring Steps Memorandum.

2.         Waiver of Conditions Precedent

The conditions precedent to the Effective Date set forth in Article IX of the Plan may not be waived without the express prior written consent (which may be via e-mail of counsel) of each of the Debtors, the Required DIP Commitment Parties, the Strategic Investor, and (i) solely with respect to conditions that require the consent or agreement of the Required Consenting First Lien Creditors or relate to distributions owed to the Holders of First Lien Claims or the First Lien Group or their advisors (in each case, solely with respect to the First Lien Claims), the Required Consenting First Lien Creditors, and (ii) solely with respect to conditions that require the consent or agreement of the UCC or relate to distributions owed to Holders of Go-Forward Trade Claims or General Unsecured Claims, the UCC, which waiver shall be effective without any notice to any other parties in interest and without any further notice to or action, order, or approval of the Bankruptcy Court, and without any formal action other than proceeding to consummate the Plan.

3.         Substantial Consummation

“Substantial Consummation” of the Plan, as defined in section 1101(2) of the Bankruptcy Code, with respect to any of the Debtors, shall be deemed to occur on the Effective Date with respect to such Debtor.

4.         Effect of Non-Occurrence of Conditions to Consummation

If the Effective Date does not occur with respect to any of the Debtors, the Plan shall be null and void in all respects with respect to such Debtor, and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any claims by or Claims against or Interests in such Debtors; (2) prejudice in any manner the rights of such Debtors, any Holders of a Claim or Interest, or any other Entity; or (3) constitute an admission, acknowledgment, offer, or undertaking by such Debtors, any Holders, or any other Entity in any respect.

Article VI.
VOTING PROCEDURES AND REQUIREMENTS

Before voting to accept or reject the Plan, each Holder of a Claim in any of the Voting Classes, in each case, as of the Record Date (a “Record Holder”) should carefully review the Plan attached hereto as Exhibit A. All descriptions of the Plan set forth in this Disclosure Statement are subject to the terms and conditions of the Plan.

A.	Voting Instructions and Voting Deadline

All Record Holders have been sent a Ballot together with this Disclosure Statement. Such Record Holders should read the Ballot carefully and follow the instructions contained therein. Please use only the Ballot that accompanies this Disclosure Statement to cast your vote.

The Debtors have engaged Kroll Restructuring Administration LLC as their Claims Agent to assist in the transmission of voting materials and in the tabulation of votes with respect to the

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Plan. FOR YOUR VOTE TO BE COUNTED, YOUR VOTE MUST BE RECEIVED BY THE CLAIMS AGENT ON OR BEFORE THE VOTING DEADLINE OF 4:00 P.M. (PREVAILING CENTRAL TIME), ON MAY 22, 2024, IF YOU ARE A RECORD HOLDER, UNLESS EXTENDED BY THE DEBTORS. PLEASE RETURN YOUR BALLOT IN ACCORDANCE WITH THE INSTRUCTIONS RECEIVED WITH YOUR BALLOT.

IF A BALLOT IS DAMAGED OR LOST, YOU MAY CONTACT THE CLAIMS AGENT AT THE NUMBER SET FORTH BELOW TO RECEIVE A REPLACEMENT BALLOT. ANY BALLOT THAT IS EXECUTED AND RETURNED BUT WHICH DOES NOT INDICATE A VOTE FOR ACCEPTANCE OR REJECTION OF THE PLAN WILL NOT BE COUNTED.

IF YOU HAVE ANY QUESTIONS CONCERNING VOTING PROCEDURES, YOU MAY CONTACT THE CLAIMS AGENT AT THE TELEPHONE NUMBER INDICATED ON YOUR BALLOT, OR AT ONE OF THE BELOW NUMBERS:

U.S./Canada (toll-free): (877) 720-6635
International (toll): +1 (646) 440-4763

Questions (but not documents) may also be directed to DSGInfo@ra.kroll.com (please reference “Diamond Sports Group Solicitation” in the subject line).

Additional copies of this Disclosure Statement are available for review and download, free of charge, at https://cases.ra.kroll.com/DSG, or upon request made to the Claims Agent at the telephone numbers or e-mail address set forth immediately above.

B.	Voting Procedures

The Debtors are providing copies of this Disclosure Statement (including all exhibits thereto), related materials, and a Ballot to Record Holders or, in the case of Beneficial Holders39 of Second Lien Notes Claims, Third Lien Notes Claims, and Unsecured Notes Claims, to the bank, broker, or other intermediary through which such Beneficial Holders hold their publicly traded securities in a “street name” (each such intermediary, a “Nominee”), as applicable. Any Record Holder or Nominee of a Record Holder who has not received an applicable Ballot should contact the Claims Agent.

Record Holders, Beneficial Holders, and/or their Nominees or agents, as applicable, should provide all of the information requested by the Ballot and return all Ballots in accordance with the instructions provided with the Ballot.

If any Beneficial Holder holds Second Lien Notes Claims, Third Lien Notes Claims, and Unsecured Notes Claims through more than one Nominee, such Beneficial Holder may receive multiple mailings containing beneficial holder Ballots. The Beneficial Holder should submit a

[39]	A “Beneficial Holder” means a beneficial owner of publicly-traded securities whose Claims or Interests have not been satisfied prior to the Record Date pursuant to Bankruptcy Court order or otherwise, as reflected in the records maintained by the Nominees (as defined below).

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separate Plan vote, via a beneficial holder Ballot or otherwise according to its Nominee’s instructions, for each block of Second Lien Notes Claims, Third Lien Notes Claims, and Unsecured Notes Claims that it holds through any particular Nominee and return each beneficial holder Ballot to the respective Nominee.

Each Ballot will provide applicable Holders of Claims with the option to elect to not grant the releases in Article VIII.D of the Plan. No Holder that votes to accept the Plan may elect to opt out of the releases in Article VIII.D of the Plan.

Holders of Claims or Interests in Class 1 (Other Secured Claims), Class 2 (Other Priority Claims), Class 5 (Go-Forward Trade Claims), and Class 9 (Existing Equity Interests) as of the Record Date will receive notices of non-voting status on account of such Claims and Interests. Such notices of non-voting status will include optional election forms that such Holders may complete if they elect to not grant the releases in Article VIII.E of the Plan, along with related disclosures.

C.	Parties Entitled to Vote

The Claims in Class 3 (First Lien Claims), Class 4 (Junior Funded Debt Claims), and Class 6 (General Unsecured Claims) are impaired under the Plan and entitled to vote to accept or reject the Plan.

D.	Ballots

All Ballots must be signed by the Record Holders, their Nominees, or any person who has obtained a properly completed Ballot proxy from the Record Holders, as applicable, on such date. For purposes of voting to accept or reject the Plan, the Record Holders in the Voting Classes will be deemed to be the “Holders” of such Claims. Unless otherwise ordered by the Bankruptcy Court, Ballots that are signed, dated, and timely received, but on which a vote to accept or reject the Plan has not been indicated, will not be counted. The Debtors, in their sole discretion, may request that the Claims Agent attempt to contact such voters to cure any such defects in the Ballots. Any Ballot marked to both accept and reject the Plan will not be counted. If you return more than one Ballot voting different First Lien Claims, Junior Funded Debt Claims, or General Unsecured Claims, the Ballots are not voted in the same manner, and you do not correct this before the Voting Deadline, those Ballots will not be counted. An otherwise properly executed Ballot that attempts to partially accept and partially reject the Plan will likewise not be counted.

The Ballots provided to Record Holders (or their Nominees) in the Voting Classes will reflect the principal amount or asserted or scheduled claim amount of such Record Holders’ Claims; however, when tabulating votes, the Claims Agent may adjust the amount of such Record Holders’ Claims to reflect the amount of the Claims actually voted, including prepetition interest.

Under the Bankruptcy Code, for purposes of determining whether the requisite votes for acceptance have been received, only Record Holders who actually vote will be counted. The failure of a Record Holder (or its Nominee) to deliver a duly executed Ballot to the Claims Agent will be deemed to constitute an abstention by such Record Holder with respect to voting on the Plan and such abstentions will not be counted as votes for or against the Plan.

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Except as provided below, unless a Ballot is timely submitted to the Claims Agent before the Voting Deadline together with any other documents required by such Ballot, the Debtors may, in their sole discretion, reject such Ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Plan.

E.	Fiduciaries and Other Representatives

If a Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another, acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, if requested, must submit proper evidence satisfactory to the Debtors of authority to so act. Authorized signatories should submit the separate Ballot of each Record Holder for whom they are voting.

UNLESS A BALLOT IS RECEIVED BY THE CLAIMS AGENT ON OR PRIOR TO THE VOTING DEADLINE, SUCH BALLOT WILL BE REJECTED AS INVALID AND WILL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN; PROVIDED, HOWEVER, THAT THE DEBTORS RESERVE THE RIGHT, IN THEIR SOLE DISCRETION, TO REQUEST THE BANKRUPTCY COURT TO ALLOW ANY SUCH BALLOT(S) TO BE COUNTED.

F.	Agreements upon Furnishing Ballots

The delivery to the Claims Agent of an accepting Ballot pursuant to one of the procedures set forth above will constitute the agreement of the voting creditor with respect to such Ballot to accept (i) all of the terms of, and conditions to, this solicitation of votes on the Plan and (ii) the terms of the Plan, including the injunction, releases, and exculpations set forth in Article VIII therein. All parties in interest retain their right to object to confirmation of the Plan, subject to any applicable terms of the RSA.

G.	Change of Vote

Except as provided under the RSA, any party who has previously submitted to the Claims Agent prior to the Voting Deadline a properly completed Ballot may revoke such Ballot and change its vote by submitting to the Claims Agent prior to the Voting Deadline a subsequent, properly completed Ballot for acceptance or rejection of the Plan. After the Voting Deadline, no Ballot may be withdrawn or modified without the prior written consent of the Debtors.

H.	Waivers of Defects, Irregularities, etc.

Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawals of Ballots will be determined by the Claims Agent and/or the Debtors, as applicable, in their sole discretion, which determination will be final and binding. The Debtors reserve the right to reject any and all Ballots submitted by any of their respective creditors not in proper form, the acceptance of which would, in the opinion of the Debtors or their counsel, as applicable, be unlawful. The Debtors further reserve their respective rights to waive any defects or irregularities or conditions of delivery as to any particular Ballot by any of their creditors. The interpretation (including the Ballot and the respective instructions thereto) by the applicable Debtor, unless otherwise directed by the

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Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determines. Neither the Debtors nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

I.	Miscellaneous

The Debtors, in their sole discretion, may request that the Claims Agent attempt to contact such voters to cure any such defects in the Ballots. If you return more than one Ballot voting different Claims, the Ballots are not voted in the same manner, and you do not correct this before the Voting Deadline, the last Ballot submitted will be the Ballot counted. An otherwise properly executed Ballot that attempts to partially accept and partially reject the Plan will likewise not be counted.

Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received, only Record Holders who actually vote will be counted.

Except as provided below, unless the Ballot is timely submitted to the Claims Agent before the Voting Deadline together with any other documents required by such Ballot, the Debtors may, in their sole discretion, reject such Ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Plan.

Article VII.
CONFIRMATION OF THE PLAN

A.	Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court to hold a confirmation hearing upon appropriate notice to all required parties. Notice of the Confirmation Hearing will be provided to all known creditors or their representatives. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the continuation date made at the Confirmation Hearing, at any subsequent continued Confirmation Hearing, or pursuant to a notice filed on the docket for the Chapter 11 Cases.

B.	Objections to Confirmation

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to the confirmation of a plan. Any objection to confirmation of the Plan must be in writing, must conform to the Bankruptcy Rules and the Bankruptcy Local Rules for the Southern District of Texas, must include the name of the objector, the nature and amount of Claims held or asserted by the objector against the Debtors’ estates or properties, the basis for the objection and the specific grounds therefor, and must be filed with the Bankruptcy Court, together with proof of service thereof, and served upon the following parties, including such other parties as the Bankruptcy

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Court may order, so as to be actually received on or before May 22, 2024, at 4:00 p.m., prevailing Central Time:

1.       The Debtors at:

Diamond Sports Group, LLC

2960 Post Road

Southport, CT 06890

Attention:	David Preschlack
E-mail:	[***]

2.       Counsel to the Debtors at:

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention:	Brian S. Hermann Andrew M. Parlen Joseph M. Graham Alice Nofzinger
E-mail:	bhermann@paulweiss.com
aparlen@paulweiss.com jgraham@paulweiss.com anofzinger@paulweiss.com

- and -

PORTER HEDGES LLP

1000 Main St., 36th Floor

Houston, Texas 77002

Attention:	John F. Higgins M. Shane Johnson Megan Young-John Bryan L. Rochelle
E-mail:	jhiggins@porterhedges.com sjohnson@porterhedges.com myoung-john@porterhedges.com brochelle@porterhedges.com

- and -

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WILMER CUTLER PICKERING HALE AND DORR LLP

250 Greenwich Street

New York, New York 10007

Attention:	Andrew N. Goldman
Benjamin W. Loveland Lauren R. Lifland
Email:	andrew.goldman@wilmerhale.com benjamin.loveland@wilmerhale.com lauren.lifland@wilmerhale.com

3.       Counsel to the First Lien Group at:

KRAMER LEVIN NAFTALIS & FRANKEL LLP

1177 Avenue of the Americas

New York, New York 10036

Attention:	Daniel M. Eggermann Jennifer R. Sharret Ashland J. Bernard
Email:	deggermann@kramerlevin.com jsharret@kramerlevin.com abernard@kramerlevin.com

4.       Counsel to the Crossholder Group at:

Paul Hastings LLP

600 Travis Street, 58th Floor

Houston, Texas 77002

Attention:	James T. Grogan III Schlea M. Thomas
Email:	jamesgrogan@paulhastings.com schleathomas@paulhastings.com

- and -

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200 Park Avenue

New York, New York 10166

Attention:	Jayme T. Goldstein Sayan Bhattacharyya Christopher Guhin Matthew Garofalo
Email:	jaymegoldstein@paulhastings.com sayanbhattacharyya@paulhastings.com chrisguhin@paulhastings.com mattgarofalo@paulhastings.com

5.       Counsel to Amazon at:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Attention:	Caroline Reckler Jonathan Gordon
Email:	caroline.reckler@lw.com jonathan.gordon@lw.com

5.       Counsel to the Second Lien Group at:

Gibson, DUNN & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention:	Scott J. Greenberg Jason Zachary Goldstein
Email:	sgreenberg@gibsondunn.com jgoldstein@gibsondunn.com

6.       Counsel to the UCC at:

AKIN GUMP STRAUSS HAUER & FELD LLP

One Bryant Park

New York, New York 10036

Attention:	Ira S. Dizengoff Abid Qureshi Naomi Moss
Email:	idizengoff@akingump.com aqureshi@akingump.com nmoss@akingump.com

- and -

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2001 K Street N.W.

Washington, DC 20006

Attention:	Scott L. Alberino
Email:	salberino@akingump.com

- and -

2300 N. Field Street, Suite 1800

Dallas, TX 75201

Attention:	Marty L. Brimmage, Jr.
Email:	mbrimmage@akingump.com

UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED,
IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

C.	Requirements for Confirmation of the Plan

1.         Requirements of Section 1129(a) of the Bankruptcy Code

a.         General Requirements

At the Confirmation Hearing, the Bankruptcy Court will determine whether the confirmation requirements specified in section 1129(a) of the Bankruptcy Code have been satisfied, including, without limitation, whether:

i.	the Plan complies with the applicable provisions of the Bankruptcy Code;
ii.	the Debtors have complied with the applicable provisions of the Bankruptcy Code;
iii.	the Plan has been proposed in good faith and not by any means forbidden by law;
iv.	any payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan, for services or for costs and expenses in or in connection with the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable;
v.	the Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director or officer of the Reorganized Debtors, an affiliate of the Debtors participating in a Plan with the Debtors, or a successor to
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the Debtors under the Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of Holders of Claims and Interests and with public policy, and the Debtors have disclosed the identity of any insider who will be employed or retained by the Reorganized Debtors, and the nature of any compensation for such insider;

vi.	with respect to each Class of Claims or Interests, each Holder of an impaired Claim has either accepted the Plan or will receive or retain under the Plan, on account of such Holder’s Claim, property of a value, as of the Effective Date, that is not less than the amount such Holder would receive or retain if the Debtors were liquidated on the Effective Date under chapter 7 of the Bankruptcy Code;
vii.	except to the extent the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (as discussed further below), each Class of Claims either accepted the Plan or is not impaired under the Plan;
viii.	except to the extent that a Holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that administrative expenses and priority Claims, other than priority tax Claims, will be paid in full on the Effective Date and that priority tax Claims will receive either payment in full on the Effective Date or deferred cash payments over a period not exceeding five years after the Petition Date, of a value, as of the Effective Date, equal to the Allowed amount of such Claims;
ix.	at least one Class of impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim in such Class;
x.	confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan; and
xi.	all fees payable under 28 U.S.C. § 1930, as determined by the Bankruptcy Court at the Confirmation Hearing, have been paid or the Plan provides for the payment of all such fees on the Effective Date.

b.         Best Interests Test

As noted above, section 1129(a)(7) of the Bankruptcy Code requires a bankruptcy court find, as a condition to confirmation, that a chapter 11 plan provides, with respect to each impaired class, that each holder of a claim or an interest in such impaired class either (i) has accepted the plan or (ii) will receive or retain under the plan property of a value, as of the plan effective date,

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that is not less than the value such holder would receive or retain if the Debtor were liquidated under chapter 7 of the Bankruptcy Code. This requirement is referred to as the “best interests test.”

A liquidation analysis has been prepared solely for purposes of estimating proceeds available in a liquidation under chapter 7 of the Bankruptcy Code of the Debtors’ estates and is attached hereto as Exhibit C (the “Liquidation Analysis”). As detailed in the Liquidation Analysis, the Debtors believe that the Plan will produce a greater recovery for the Holders of Claims than would be achieved in a chapter 7 liquidation. Consequently, the Debtors believe that the Plan, which provides for the continuation of the Debtors’ business, will provide a substantially greater ultimate return to the Holders of Claims than would a chapter 7 liquidation.

c.         Feasibility

Pursuant to section 1129(a)(11) of the Bankruptcy Code, among other things, the Bankruptcy Court must determine that confirmation of the Plan is not likely to be followed by liquidation or need for further financial reorganization of the Debtors or any successors to the Debtors under the Plan. This condition is often referred to as the “feasibility” of the Plan. The Debtors believe that the Plan satisfies the feasibility requirement and will be prepared to meet their burden establishing feasibility at the Confirmation Hearing.

The Debtors’ management has prepared financial projections, including the assumptions on which they are based, which are attached hereto as Exhibit D (the “Financial Projections”). As discussed more fully herein, as part of the Debtors’ pivot to a reorganization, the Debtors are currently engaged in negotiations with the NBA, the NHL, and certain of their key MVPD partners regarding their go-forward arrangements to replace previous agreements reached with those parties in connection with the wind down of their business as contemplated under the Cooperation Agreement. On April 3, 2024, the Debtors announced that they had successfully reached a multi-year renewal of their distribution agreement with Charter, one of their key MVPD partners. As of the date hereof, the Debtors remain in go-forward negotiations with other key commercial counterparties.

The Financial Projections reflect, among other things, the terms of the renewed Charter agreement and the potential outcomes of the ongoing negotiations with the Debtors’ team, league, and MVPD partners, as well as assumptions around naming rights, advertising sales, and DTC growth, assuming that the Effective Date occurs on September 1, 2024.

The Financial Projections are made by the Debtors in good faith and reflect the Debtors’ reasonable judgment of expected future operating, business, and financial conditions, which are subject to change. The Financial Projections reflect numerous assumptions concerning the anticipated future performance of the Reorganized Debtors, some of which may not materialize, including, without limitation, assumptions concerning: (a) the timing of confirmation and consummation of the Plan in accordance with its terms; (b) the anticipated future performance of the Reorganized Debtors, including, without limitation, the Reorganized Debtors’ ability to maintain or increase revenue and gross margins, control future operating expenses, or make necessary capital expenditures; (c) general business and economic conditions; (d) overall industry performance and trends, including related to subscriber “churn” in the traditional linear cable and satellite business; and (e) the Reorganized Debtors’ ability to grow their DTC product, including

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through their partnership with Amazon. The Financial Projections also make assumptions regarding the Debtors’ ongoing negotiations with their team, league, and MVPD partners on go-forward arrangements as well as the Debtors’ ongoing process to sell their naming rights to rebrand their RSNs. Some assumptions may not materialize and events and circumstances occurring subsequent to the date hereof may be different from those assumed or may be unanticipated, and thus may affect the Financial Projections in a material and possibly adverse or positive manner. The Financial Projections, therefore, may not be relied upon as a guaranty or other assurance of the actual results that will occur.

2.         Acceptance by Impaired Classes

The Bankruptcy Code requires, as a condition to confirmation, except as described in the following section, that each Class of Claims or Interests impaired under a plan accept the plan. Pursuant to the provisions of the Bankruptcy Code, only Holders of Allowed Claims or Interests in Classes of Claims or Interests that are impaired and that are not deemed to have rejected a proposed plan are entitled to vote to accept or reject such proposed plan. Under section 1124 of the Bankruptcy Code, a Class of Claims or Interests is deemed to be “impaired” under a plan unless (i) the plan leaves unaltered the legal, equitable, and contractual rights to which such Claim or Interest entitles the Holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such Claim or Interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such Claim or Interest as it existed before the default. Classes of Claims or Interests in which Holders of Claims or Interests are unimpaired under a chapter 11 plan are deemed to have accepted such plan and are not entitled to vote to accept or reject the plan.

Section 1126(c) of the Bankruptcy Code defines “acceptance” of a plan by a Class of Claims as acceptance by creditors in that Class that hold at least two-thirds in dollar amount and more than one-half in number of the Claims that cast Ballots for acceptance or rejection of the plan.

Section 1126(d) of the Bankruptcy Code defines “acceptance” of a plan by a Class of impaired Class of Interests as acceptance by Holders of at least two-thirds in amount of the Allowed Interests that cast Ballots in such Class actually have voted to accept the plan.

In addition, any Class of Claims that does not have a Holder of an Allowed Claim or a Claim temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be considered vacant and deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code. If a Class contains Claims eligible to vote and no Holder of Claims eligible to vote in such Class votes to accept or reject the Plan, such Class shall be considered vacant and deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

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3.         Confirmation without Acceptance by All Impaired Classes

In the event that any impaired Class of Claims does not accept or is deemed to reject the Plan, the Bankruptcy Court may still confirm the Plan at the request of the Debtors if (a) at least one impaired Class has voted to accept the Plan (with such acceptance being determined without including the vote of any “insider” in such Class) and (b) as to each impaired Class of Claims that has not accepted the Plan, the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such Classes of Claims or Interests, pursuant to section 1129(b) of the Bankruptcy Code. Both of these requirements are in addition to other requirements established by caselaw interpreting the statutory requirements.

a.         Unfair Discrimination Test

The “no unfair discrimination” test applies to Classes of Claims or Interests that are of equal priority and are receiving different treatment under the Plan. A chapter 11 plan does not discriminate unfairly, within the meaning of the Bankruptcy Code, if the legal rights of a dissenting Class are treated in a manner consistent with the treatment of other Classes whose legal rights are substantially similar to those of the dissenting Class and if no Class of Claims or Interests receives more than it legally is entitled to receive for its Claims or Interests. This test does not require that the treatment be the same or equivalent, but that such treatment be “fair.”

The Debtors believe the Plan satisfies the “unfair discrimination” test. Claims of equal priority are receiving comparable treatment and such treatment is fair under the circumstances.

b.         Fair and Equitable Test

The “fair and equitable” test applies to Classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no Class of Claims receive more than 100% of the Allowed amount of the Claims in such Class. As to dissenting Classes, the test sets different standards depending on the type of Claims in such Class.

The Debtors believe that the Plan satisfies the “fair and equitable” test. The Debtors submit that if the Debtors “cramdown” the Plan pursuant to section 1129(b) of the Bankruptcy Code, the Plan is structured so that it does not “discriminate unfairly” and satisfies the “fair and equitable” requirement. With respect to the unfair discrimination requirement, all Classes under the Plan are provided treatment that is substantially equivalent to the treatment that is provided to other Classes that have equal rank. With respect to the fair and equitable requirement, no Class under the Plan will receive more than 100% of the amount of Allowed Claims or Interests in that Class. The Debtors believe that the Plan and the treatment of all Classes of Claims or Interests under the Plan satisfy the foregoing requirements for nonconsensual Confirmation of the Plan.

4.         The Debtors’ Releases, Third-Party Release, Exculpation, and Injunction Provisions

Article VIII.C of the Plan provides for releases of certain claims and Causes of Action the Debtors may hold against the Released Parties (the “Debtor Release”). The Released Parties are each of the following in its capacity as such: (a) each Debtor and Reorganized Debtor; (b) the Consenting Parties; (c) the Prepetition Notes Trustees; (d) the Prepetition Agents; (e) the UCC and

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each UCC Member; (f) if the Sinclair Release Effective Date occurs, the Sinclair-Related Litigations Defendants; and (g) and with respect to each Person or Entity listed or described in any of the foregoing clauses (a) through (f), each such Person’s or Entity’s current and former Affiliates, and each such Person’s or Entity’s and their current and former Affiliates’ current and former members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such; provided that the following Persons and Entities shall not be Released Parties: (i) a Person or Entity that either (A) elects to opt out of the releases contained in the Plan or (B) timely Files with the Bankruptcy Court on the docket of the Chapter 11 Cases an objection to the releases contained in the Plan that is not resolved before entry of the Confirmation Order; or (ii) other than (A) non-Debtor Diamond Sports Finance SPV, LLC and the New A/R Facility Borrower, (B) any Debtor that is a member or equity holder (regardless of whether such interests are held directly or indirectly) in a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, and (C) any members, directors, managers, officers, employees, or agents appointed by any Debtor at a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, any other Person or Entity affiliated with a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date and any non-Debtor Affiliates thereof; provided further that, notwithstanding anything to the contrary set forth in the Plan, if the Sinclair Release Effective Date does not occur on or prior to the Effective Date, the Released Parties shall not include the Non-Released Parties; provided further that, if the Sinclair Release Effective Date occurs after the Effective Date but on or prior to the Sinclair Settlement Outside Date, the Non-Released Parties shall be deemed Released Parties as of the Sinclair Release Effective Date.40

Article VIII.D of the Plan provides for releases of certain claims and Causes of Action that Holders of Claims or Interests may hold against the Released Parties in exchange for the good and valuable consideration and the valuable compromises made by the Released Parties (the “Third-Party Release”). Holders of Claims and Interests who are releasing certain claims and Causes of Action against non-Debtors under the Third-Party Release include each of the following in its capacity as such: (a) each Debtor and Reorganized Debtor; (b) the Consenting Parties; (c) all Holders of Claims (except as set forth in the proviso herein); (d) the Prepetition Notes Trustees;

[40]	“Non-Released Party” means, if the Sinclair Release Effective Date does not occur by the Effective Date, (a) any Sinclair Party or any Sinclair-Related Litigations Defendant, (b) each such Sinclair Party’s or Sinclair-Related Litigations Defendant’s current and former Affiliates (other than DSG and its direct and indirect subsidiaries), and (c) each such Sinclair Party’s or Sinclair-Related Litigations Defendant’s and their current and former Affiliates’ (other than DSG and its direct and indirect subsidiaries) current and former members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries (other than DSG and its direct and indirect subsidiaries), participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such.

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(e) the Prepetition Agents; (f) the UCC and each UCC Member; (g) if the Sinclair Release Effective Date occurs, the Sinclair-Related Litigations Defendants; and (h) with respect to each Person or Entity listed or described in any of the foregoing clauses (a) through (g), each such Person’s or Entity’s current and former Affiliates, and each such Person’s or Entity’s and their current and former Affiliates’ current and former members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such; provided that the following Persons and Entities shall not be Releasing Parties: (i) a Person or Entity that either (A) elects to opt out of the releases contained in the Plan or (B) timely Files with the Bankruptcy Court on the docket of the Chapter 11 Cases an objection to the releases contained in the Plan that is not resolved before entry of the Confirmation Order; (ii) other than (A) non-Debtor Diamond Sports Finance SPV, LLC and the New A/R Facility Borrower, (B) any Debtor that is a member or equity holder (regardless of whether such interests are held directly or indirectly) in a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, and (C) any members, directors, managers, officers, employees, or agents appointed by any Debtor at a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, any other Person or Entity affiliated with a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date and any non-Debtor Affiliates thereof; or (iii) Affiliates of JPMorgan Chase & Co. other than the JPM Parties; provided further that, notwithstanding anything to the contrary set forth in the Plan, if the Sinclair Release Effective Date does not occur on or prior to the Effective Date, the Releasing Parties shall not include the Non-Released Parties; provided further that if the Sinclair Release Effective Date occurs after the Effective Date but on or prior to the Sinclair Settlement Outside Date, the Non-Released Parties shall be deemed Releasing Parties as of the Sinclair Release Effective Date.

Article VIII.E of the Plan provides for the exculpation of each Exculpated Party for certain acts or omissions taken in connection with the Chapter 11 Cases. The released and exculpated claims are limited in those claims or Causes of Action that may have arisen in connection with, related to, or arising out of the Plan, this Disclosure Statement, or the Chapter 11 Cases. The Exculpated Parties are in each case solely in their capacity as such: (a) each Debtor and (b) the UCC and each UCC Member.

Article VIII.F of the Plan permanently enjoins Entities who have held, hold, or may hold Claims or Interests that have been discharged or released pursuant to the Plan or are subject to exculpation pursuant to the Plan from asserting such Claims, Interests, or Liens against the Debtors, the Exculpated Parties, and the Released Parties.

The Plan provides that all Holders of Claims who are entitled to vote on the Plan who vote to accept the Plan will be granting a release of any claims or rights they have or may have as against many individuals and Entities. In addition, certain other Holders of Claims or Interests identified in the definition of “Releasing Parties” will be granting a release of any claims or rights they have or may have as against many individuals and Entities, unless such Holders “opt out” of such release on their Ballot or election form, as applicable.

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The Third-Party Release includes any and all claims that such Holders may have against the Released Parties, which in any way relate to the Debtors, their operations either before or after the Chapter 11 Cases began, any securities of the Debtors, whether purchased or sold, including sales or purchases which have been rescinded, and any transaction that these Released Parties had with the Debtors.

The Debtors are authorized to settle or release their claims in a chapter 11 plan. Section 1123(b)(3)(A) of the Bankruptcy Code allows the Debtors to release estate causes of action as consideration for concessions made by their various stakeholders pursuant to the Plan. See, e.g., In re Bigler LP, 442 B.R. 537, 547 (Bankr. S.D. Tex. 2010) (finding that plan release provision “constitute[d] an acceptable settlement under [section] 1123(b)(3) because the Debtors and the Estate are releasing claims that are property of the Estate in consideration for funding of the Plan”); In re Heritage Org., L.L.C., 375 B.R. 230, 259 (Bankr. N.D. Tex. 2007); In re Mirant Corp., 348 B.R. 725, 737–39 (Bankr. N.D. Tex. 2006); In re Gen. Homes Corp., 134 B.R. 853, 861 (Bankr. S.D. Tex. 1991). In determining the appropriateness of such releases, courts in the Fifth Circuit generally consider whether the release is (a) “fair and equitable” and (b) “in the best interests of the estate.” In re Mirant, 348 B.R. at 738. The “fair and equitable” prong is generally interpreted, consistent with that term’s usage in section 1129(b) of the Bankruptcy Code, to require compliance with the Bankruptcy Code’s absolute priority rule. In re Mirant, 348 B.R. at 738. Courts afford debtors discretion in determining the appropriateness of granting plan releases of estate causes of action. See In re Gen. Homes, 134 B.R. at 861 (“The court concludes that such a release is within the discretion of the Debtor.”).

Additionally, in the Fifth Circuit and other jurisdictions, consensual third-party releases are permissible. The Fifth Circuit, in Republic Supply Co. v. Shoaf, 815 F.2d 1046, 1050 (5th Cir. 1987), found that the Bankruptcy Code does not preclude a third-party release provision where “it has been accepted and confirmed as an integral part of a plan of reorganization.” “Consensual nondebtor releases that are specific in language, integral to the plan, a condition of settlement, and given for consideration do not violate” the Bankruptcy Code. See In re Wool Growers, 371 B.R. 768, 776 (N.D. Tex. 2007) (citing Republic Supply, 815 F.2d at 1050); see also FOM Puerto Rico S.E. v. Dr. Barnes Eyecenter, Inc., 255 F. App’x 909, 911–12 (5th Cir. 2007). Bankruptcy courts in Texas have applied this standard in recent chapter 11 bankruptcies when approving third-party releases. In doing so, these courts have focused on process—i.e., whether “notice has gone out, parties have actually gotten it, they’ve had the opportunity to look it over, [and] the disclosure is adequate so that they can actually understand what they’re being asked to do and the options that they’re being given.” Confirmation Hr’g Tr. at 47, In re Energy & Expl. Partners, Inc., No. 15 44931 (Bankr. N.D. Tex. April 21, 2016) [Docket No. 730]; see also Confirmation Hr’g Tr. at 7–8, In re Hornbeck Offshore Servs., Inc., No. 20-32679 (Bankr. S.D. Tex. June 19, 2020) [Docket No. 227]; Confirmation Hr’g Tr. at 32, In re Ameriforge Grp., Inc., No. 17-32660 (Bankr. S.D. Tex. May 24, 2017) [Docket No. 144]. These courts acknowledge that parties in interest waive their rights with respect to a third-party release if they do not object. See In re Wool Growers, 371 B.R. at 776 (“The Fifth Circuit has held that a non-debtor release violates section 524(e) when the affected creditor timely objects to the provision.”); Confirmation Hr’g Tr. at 29, In re CJ Holding Co., No. 16-33590 (Bankr. S.D. Tex. December 16, 2017) [Docket No. 1076] (approving as consensual a third-party release provision that bound all holders of claims and interest that did not object).

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Further, a bankruptcy court has the power to approve an exculpation provision in a chapter 11 plan because a bankruptcy court cannot confirm a chapter 11 plan unless it finds that the plan has been proposed in good faith. See 11 U.S.C. § 1129(a)(3). Under Fifth Circuit caselaw, qualified immunity may be provided to “bankruptcy trustees,” which extends to a debtor in possession under section 1107 of the Bankruptcy Code. See In re Highland Cap. Mgmt., L.P., 48 F.4th 419, 437–38 (5th Cir. 2022).

The Debtors believe that the releases, exculpation, and injunctions set forth in the Plan are customary for a chapter 11 plan in this and other districts. The Debtors believe that applicable caselaw and the Bankruptcy Code permit the Plan’s releases and that they are justified under the facts and circumstances of the Chapter 11 Cases. The Debtors believe that the releases, exculpations, and injunctions set forth in the Plan are appropriate because they are related to, among other things, the Debtors’ restructuring proceedings, and each of the Released Parties and Exculpated Parties has afforded value to the Debtors and aided in the resolution of the Debtors’ estates, including, but not limited to, participating in good faith in negotiations surrounding the Plan and the transactions contemplated thereunder. The Debtors further believe that such releases, exculpations, and injunctions are a necessary part of the Plan. The Debtors will be prepared to meet their burden to establish the basis for the releases, exculpations, and injunctions for each Released Party and Exculpated Party as part of confirmation of the Plan.

5.         Valuation of the Debtors

The Debtors’ investment banker, Moelis, has prepared an independent valuation analysis, which is attached hereto as Exhibit E (the “Valuation Analysis”). The Valuation Analysis should be considered in conjunction with this Disclosure Statement, including Article VIII entitled “Certain Risk Factors to Be Considered” and the Financial Projections. Holders of Claims should carefully read the Valuation Analysis and the information contained therein in its entirety. The Debtors believe that the Valuation Analysis demonstrates that the Plan is “fair and equitable” to the non-accepting Classes.

6.         Settlements

As noted above, the Debtors are authorized to settle or release their claims in a chapter 11 plan. Pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan constitute (and the Confirmation Order shall constitute the Bankruptcy Court’s approval of) a good faith compromise of all claims and controversies relating to the treatment and amount of First Lien Claims and approval of the treatment of Claims included in the UCC Settlement.

a.         Settlement with Holders of First Lien Claims

As described above, in the course of negotiations with the Ad Hoc Groups and the UCC, several potentially litigable issues arose relating to the amount and allowance of the First Lien Claims, including:

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•	whether the first lien lenders are entitled to a make-whole payment and whether any such obligation to make that make-whole payment was triggered prior to the Petition Date;
•	whether any diminution in value of the first lien collateral had occurred and if so, the method to determine the extent of any such diminution in value,
•	whether the first lien lenders were oversecured and entitled to postpetition interest (and at what rate) or if undersecured, the amount of, and method of calculation for, the deficiency claim,
•	whether the adequate protection interest payments under the Cash Collateral Order could be recharacterized;
•	whether certain of the Debtors’ assets were encumbered by liens asserted by the holders of First Lien Claims, including (i) whether certain claims asserted in the Adversary Proceedings constitute general intangibles or were otherwise part of the secured collateral package or whether such claims were unencumbered commercial tort claims or avoidance actions, and how to allocate the proceeds of any settlement or judgment among encumbered and unencumbered claims, (ii) whether cash and non-cash proceeds from accounts receivable held by non-debtor DSPV, if and when distributed to Debtor DSN, would become encumbered by the liens securing the First Lien Claims, and (iii) whether the holders of First Lien Claims had valid liens on certain of the Debtors’ assets including Debtor Sports Network LLC’s 50% equity interest in Marquee and certain liens and claims granted in connection with the issuance of new debt in March 2022;
•	impact of the turnover provisions in the Prepetition Intercreditor Agreements on potential plan distributions; and
•	allocation of administrative costs between encumbered and unencumbered assets, including costs related to the Debtors’ investigation into prepetition transactions and the cost of administering the estates.

Absent resolution with the Holders of First Lien Claims, the Debtors or their estates would have to engage in costly and uncertain litigation, including regarding valuation. The Debtors or their estates would also be required to litigate allocation of proceeds of the Adversary Proceedings, including potentially on a claim by claim basis. If the Debtors litigated and lost over the allowed amount of the First Lien Claims, the Holders thereof may be entitled to substantially more than the First Lien Claims Cap in both a reorganization and a winddown scenario. Moreover, absent settlement, protracted litigation would delay and jeopardize the Debtors’ successful emergence from chapter 11.

The settlement embodied in the Plan therefore represents a comprehensive resolution that efficiently resolves the myriad of complex intercreditor issues and is integral to the Plan. The

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Debtors believe that the settlement of the issues concerning the amount and allowance of the First Lien Claims is fair and reasonable and in the best interests of the Debtors and their estates.

b.         The UCC Settlement

As described above, in the weeks following the filing of the January RSA and the DIP Motion, the UCC expressed concerns regarding, among other things, the January RSA and the DIP Facility. After extensive negotiations with the UCC, the Debtors, the First Lien Group, and the Crossholder Group reached agreement on the UCC Settlement, as described in Article IV.E.5.a above.

Absent the UCC Settlement, the Debtors would have had to undergo costly litigation (including discovery) regarding, among other things, the DIP Facility, the DIP Election Procedures, approval of the Disclosure Statement, and Confirmation of the Plan, resulting in materially increased administrative costs to the Debtors’ estates and potentially derailing the Debtors’ efforts to reorganize as a going concern and thereby maximize the value of their estates for the benefit of all stakeholders. The Debtors believe the UCC Settlement embodied in the Plan (and the DIP Order) is fair and reasonable and in the best interests of the Debtors and their estates.

Article VIII.
CERTAIN RISK FACTORS TO BE CONSIDERED

PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN, ALL HOLDERS OF CLAIMS IN VOTING CLASSES SHOULD READ AND CONSIDER CAREFULLY THE RISK FACTORS SET FORTH HEREIN, AS WELL AS ALL OTHER INFORMATION SET FORTH OR OTHERWISE REFERENCED IN THIS DISCLOSURE STATEMENT. ALTHOUGH THESE RISK FACTORS ARE MANY, THESE FACTORS SHOULD NOT BE REGARDED AS CONSTITUTING THE ONLY RISKS PRESENT IN CONNECTION WITH THE DEBTORS’ BUSINESS OR THE PLAN AND ITS IMPLEMENTATION.

Prior to voting to accept or reject the Plan, Holders of Claims in Voting Classes should read and carefully consider the risk factors set forth below, in addition to the information set forth in this Disclosure Statement and the attachments, exhibits, or documents incorporated by reference hereto. The factors below should not be regarded as the only risks associated with the Plan or its implementation.

A.	Certain Bankruptcy Law Considerations

1.         General. While the Debtors believe that the remainder of the Chapter 11 Cases will be efficient and will not be materially harmful to the value of their assets, the Debtors cannot be certain that this will be the case. It is impossible to predict with certainty the amount of time that one or more of the Debtors may spend in bankruptcy or to assure parties in interest that the Plan will be confirmed. Even if confirmed on a timely basis, bankruptcy proceedings to confirm the Plan could have an adverse effect on the value of the Debtors’ assets or on the amount of distributable value available to Holders of Claims.

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2.         Risk of Non-Confirmation of Plan Under the Bankruptcy Code. Although the Debtors believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion or that modifications to the Plan will not be required for confirmation, or that such modifications would not necessitate re-solicitation of votes. Moreover, the Debtors can make no assurances that they will receive the requisite votes for acceptance to confirm the Plan. Even if all Voting Classes vote in favor of the Plan and the requirements for “cramdown” are met with respect to any Class that rejected the Plan, the Bankruptcy Court may decline to confirm the Plan, if it finds that any of the requirements for confirmation are not met. If the Plan is not confirmed, it is unclear what distributions Holders of Claims or Interests ultimately would receive with respect to their Claims or Interests under a subsequent chapter 11 plan.

3.         Non-Consensual Confirmation. In the event that any impaired Class of Claims or Interests does not accept or is deemed not to accept a chapter 11 plan, the Bankruptcy Court may nevertheless confirm such plan at the Debtors’ request if at least one impaired Class has voted to accept the Plan (with such acceptance being determined without including the vote of any “insider” in such Class), and as to each impaired Class that has not accepted the Plan, the Bankruptcy Court determines that the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired Classes.

4.         Risk of Non-Occurrence of Effective Date. There can be no assurance as to the timing of the Effective Date. If the conditions precedent to the Effective Date set forth in the Plan have not occurred or have not been waived as set forth in Article IX.B of the Plan, then the Confirmation Order may be vacated, in which event no distributions would be made under the Plan, the Debtors and all Holders of Claims and Interests would be restored to the status quo as of the day immediately preceding the confirmation date, and the Debtors’ obligations with respect to Claims and Interests would remain unchanged.

5.         Risk of Termination of the RSA. The RSA contains provisions that give the RSA Parties the ability to terminate the RSA upon the occurrence of certain events or if certain conditions are not satisfied, including the failure to achieve certain milestones. Termination of the RSA could result in protracted Chapter 11 Cases, which could significantly and detrimentally impact the Debtors’ relationships with, among others, vendors, employees, and major customers.

6.         Conversion into Chapter 7 Cases. If no chapter 11 plan can be confirmed, or if the Bankruptcy Court otherwise finds that it would be in the best interests of Holders of Claims and Interests, the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate the Debtors’ assets for distribution in accordance with the priorities established by the Bankruptcy Code. See Liquidation Analysis attached hereto as Exhibit C for a discussion of the effects that a chapter 7 liquidation would have on the recoveries to Holders of Claims.

7.         Parties in Interest May Object to the Debtors’ Classification of Claims and Equity Interests. Section 1122 of the Bankruptcy Code provides that a plan may place a Claim or an Interest in a particular Class only if such Claim or Interest is substantially similar to the other Claims or Interests in such Class. The Debtors believe that the classification of Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because

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the Debtors created Classes of Claims and Interests, each encompassing Claims or Interests, as applicable, that are substantially similar to the other Claims and Interests in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

8.         Releases, Injunctions, and Exculpations Provisions May Not Be Approved. Article VIII of the Plan provides for certain releases, injunctions, and exculpations, including a release of liens and third-party releases that may otherwise be asserted against the Debtors, Reorganized Debtors, or Released Parties, as applicable. The releases, injunctions, and exculpations provided in the Plan may not be approved. If the releases are not approved, certain Released Parties may withdraw their support for the Plan. The releases provided to the Released Parties and the exculpation provided to the Exculpated Parties are necessary to the success of the Debtors’ reorganization because the Released Parties and Exculpated Parties have made significant contributions to the Debtors’ reorganization efforts and have agreed to make further contributions, including by agreeing to convert certain of their claims against the Debtors’ Estates into equity, but only if they receive the full benefit of the Plan’s release and exculpation provisions. The Plan’s release and exculpation provisions are an inextricable component of the RSA and the significant deleveraging and financial benefits embodied in the Plan.

9.         The Plan Is Based upon Assumptions the Debtors Developed That May Prove Incorrect and Could Render the Plan Unsuccessful. The restructuring contemplated by the Plan would affect both the Debtors’ capital structure and the ownership structure and operation of their business, and reflects assumptions and analyses based on the Debtors’ experience and perception of historical trends, current conditions, and expected future developments, as well as other factors that the Debtors consider appropriate under the circumstances.

Whether actual future results and developments will be consistent with the Debtors’ expectations and assumptions depends on a number of factors, including, but not limited to, (a) the ability to implement the changes to the Debtors’ capital structure; (b) the ability to obtain adequate liquidity and financing sources; (c) the ability to maintain customers’ confidence in the Debtors’ viability as a continuing entity and to attract and retain sufficient business from them; (d) the ability to retain key employees; and (e) the overall strength and stability of general economic conditions of the sports and media industries in the United States. The failure of any of these factors could materially adversely affect the successful reorganization of the Debtors’ business.

In addition, the feasibility of the Plan for confirmation purposes under the Bankruptcy Code relies on financial projections, including with respect to revenues, EBITDA, debt service (if any), and cash flow. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate.

The Debtors expect that their actual financial condition and results of operations may differ, perhaps materially, from what was anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization the Debtors may implement will occur or, even if they do occur, that they will have the anticipated effects on the Debtors and their respective subsidiaries or their business or operation. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of the Plan.

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10.         The Debtors May Identify Additional Contracts and/or Leases for Rejection Following the Filing of This Disclosure Statement. The Debtors remain engaged in negotiations with lease and contract counterparties, and are continuing to analyze their executory contracts and unexpired leases, especially their executory contracts with the teams and the leagues. Depending upon the outcome of these negotiations and this ongoing analysis, the Debtors may identify additional contracts or leases for rejection or assumption on modified terms. In the event that the Debtors identify additional contracts or leases for rejection as the Chapter 11 Cases progress, those rejections could lead to material changes in the Debtors’ telecast rights portfolio, operations, relationships with contract counterparties, or amount of rejection damages Claims asserted in the Chapter 11 Cases. In addition, the Debtors remain engaged in discussions with certain contract counterparties on potential amendments to their executory contracts as a condition to such agreements’ assumption under the Plan. The Debtors cannot guarantee that all contemplated amendments will be implemented, or that the Reorganized Debtors will obtain the benefits of such amendments on a post emergence basis, and certain of the agreements that remain subject to ongoing negotiations may ultimately be rejected in accordance with the Plan and the Bankruptcy Code.

11.         Projections and Other Forward-Looking Statements Are Not Assured, and Actual Results May Vary. Certain of the information contained in this Disclosure Statement is, by nature, forward-looking, and contains estimates and assumptions which might ultimately prove to be incorrect, and contains projections which may be materially different from actual future experiences. Many of the assumptions underlying the projections are subject to significant uncertainties that are beyond the control of the Debtors or Reorganized Debtors, including the timing, confirmation, and consummation of the Plan, inflation, and other unanticipated market and economic conditions. There are uncertainties associated with any projections and estimates, and they should not be considered assurances or guarantees of the amount of funds or the amount of Claims in the various Classes that might be Allowed. Some assumptions may not materialize, and unanticipated events and circumstances may affect the actual results. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic, and competitive risks, and the assumptions underlying the projections may be inaccurate in material respects. In addition, unanticipated events and circumstances occurring after the approval of this Disclosure Statement by the Bankruptcy Court, including any natural disasters, geopolitical events, or health epidemics may affect the actual financial results achieved by the Debtors. Such results may vary significantly from the forecasts and such variations may be material.

12.         Impact of Interest Rates. Changes in interest rates may affect the fair market value of the Debtors’ assets and/or the distributions to Holders of Claims under the Plan.

13.         The Debtors May Lose Continuing Access to Their Cash Collateral. The Debtors’ ability to fund administrative and operating expenses during the Chapter 11 Cases is predicated upon, among other things, their ability to continue using their cash collateral. The Debtors’ ability to access their cash collateral depends on, among other things, whether the Debtors can continue receiving approval of future budgets from the applicable creditors under the DIP Order and whether the Debtors are able to comply with the variance tests and minimum liquidity requirement under the DIP Order or any subsequent order authorizing the Debtors to use cash

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collateral, as applicable. There can be no assurance that the Debtors will be able to continue using their cash collateral prior to the Effective Date.

14.         Contingencies May Affect Distributions to Holders of Allowed Claims and Interests. The distributions available to Holders of Allowed Claims under the Plan can be affected by a variety of contingencies, including whether the Bankruptcy Court orders certain Allowed Claims to be subordinated and turned over to other Allowed Claims. The occurrence of any and all such contingences could affect distributions under the Plan.

15.         The Debtors May Seek to Amend, Waive, or Modify the Plan at Any Time Prior to Confirmation. Subject to and in accordance with the terms of the RSA, the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan before the entry of the Confirmation Order or waive any conditions thereto if and to the extent such amendments or waivers are necessary or desirable to consummate the Plan. The potential impact of any such amendment or waiver on Holders of Claims and Interests cannot presently be foreseen but may include a change in the economic impact of the Plan on some or all of the proposed Classes or a change in the relative rights of such Classes. All Holders of Claims and Interests will receive notice of such amendments or waivers required by applicable law and the Bankruptcy Court. If, after receiving sufficient acceptances, but prior to Confirmation of the Plan, the Debtors seek to modify the Plan, the previously solicited acceptances will be valid only if (a) all Classes of adversely affected creditors and interest Holders accept the modification in writing or (b) the Bankruptcy Court determines, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of Holders of accepting Claims and Interests, or is otherwise permitted by the Bankruptcy Code.

16.         Other Parties in Interest Might Be Permitted to Propose Alternative Chapter 11 Plans That May Be Less Favorable to Certain of the Debtors’ Constituencies than the Plan. Other parties in interest could seek authority from the Bankruptcy Court to propose an alternative chapter 11 plan. Under the Bankruptcy Code, a debtor in possession initially has the exclusive right to propose and solicit acceptances of a chapter 11 plan for a period of 120 days from the Petition Date, which may be extended with Bankruptcy Court approval for a period not to exceed 18 months. Such exclusivity period can be reduced or terminated upon order of the Bankruptcy Court. If such an order were to be entered or if the Bankruptcy Court denies the Debtors’ request to extend such exclusivity period, other parties in interest would then have the opportunity to propose alternative chapter 11 plans.

If another party in interest were to propose an alternative chapter 11 plan following expiration or termination of the Debtors’ exclusivity period, such a plan may be less favorable to existing Holders of Claims or Interests. If there were competing chapter 11 plans, the Chapter 11 Cases likely would become longer, more complicated, and much more expensive. If this were to occur, the adverse consequences discussed in the below Article VIII.A.17 also could occur.

17.         The Debtors Will Be Subject to the Risks and Uncertainties Associated with Operating in the Chapter 11 Cases. For the duration of the Chapter 11 Cases, the Debtors’ ability to operate prior to the Effective Date will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following: (a) the Debtors’ ability to obtain Bankruptcy

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Court approval of various forms of relief; (b) the Debtors’ ability to maintain relationships with vendors, service providers, customers, employees, and other third parties; (c) the Debtors’ ability to maintain contracts that are critical to the Debtors’ operations; (d) the Debtors’ ability to collect on accounts receivable from their distributors and advertisers; (e) whether the Debtors’ counterparties will fully perform their obligations under their contracts with the Debtors on a timely basis; (f) the ability of third parties to obtain Bankruptcy Court approval to terminate contracts with the Debtors; (g) the ability of third parties to obtain a Bankruptcy Court order terminating or shortening the exclusivity period for the Debtors to propose and confirm a chapter 11 plan, to appoint a chapter 11 trustee, or to convert the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code; and (h) other actions of the Debtors’ creditors and other third parties that may be inconsistent with the Debtors’ plans.

The Debtors also will need to obtain the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit their ability to respond timely to certain events or take advantage of certain opportunities. Because of the risks and uncertainties associated with the Chapter 11 Cases, the Debtors cannot accurately predict or quantify the ultimate impact of events that occur during the Chapter 11 Cases that may be inconsistent with the Debtors’ goals.

B.	Risks Relating to Recoveries Under the Plan and the Reorganized Debtors’ Business

1.         Post-Effective Date Indebtedness. On the Effective Date, the Reorganized Debtors will incur approximately $440 million to $670 million in aggregate principal amount of debt through the Take Back Term Loans, the Convertible B Exit Notes, the New A/R Facility, the Convertible A Exit Notes (if any), and the Exit Term Loans (if any). The Reorganized Debtors’ ability to service their debt obligations will depend on, among other things, their future operating performance, which depends partly on economic, financial, competitive, and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may not be able to generate sufficient cash from operations to meet their debt service obligations as well as fund necessary capital expenditures and investments in sales and marketing. In addition, if the Reorganized Debtors need to refinance their debt, obtain additional financing, or sell assets or equity, they may not be able to do so on commercially reasonable terms, if at all.

2.         Allowed Claims May Exceed Estimates. The projected distributions set forth in this Disclosure Statement are based upon the Debtors’ good-faith estimate of, among other things, the amount of administrative expenses that will be incurred and the total amount of Claims that are ultimately Allowed. The actual amount of administrative claims could be greater than expected for a variety of reasons, including greater-than-anticipated administrative and litigation costs associated with resolving Disputed Claims. Additionally, the actual amount of Allowed Claims in any Class could be greater than anticipated, which will impact the distributions to be made to Holders of Claims. The Debtors reserve the right to object to the amount or classification of any Claim not previously Allowed by order of the Bankruptcy Court. Thus, the estimates set forth in this Disclosure Statement cannot be relied upon by any creditor whose Claim is subject to a successful objection. Any such creditor may not receive the estimated distributions set forth in the Plan.

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3.         The Debtors’ Media Rights Agreements with Various Professional Sports Teams and Leagues Have Varying Durations and Terms and the Debtors May Be Unable to Renew Those Agreements on Acceptable Terms or Such Rights May Be Lost for Other Reasons. The Debtors’ ability to generate revenues is dependent upon media rights agreements with professional sports teams and leagues. Upon expiration, the Debtors may seek renewal of these agreements and, if they do, they may be outbid by competing programming networks or others for these agreements or the renewal costs could substantially exceed their costs under the current agreements. Even if the Debtors renew such agreements, the results of operations could be adversely affected if increases in sports programming rights costs outpace increases in distribution, advertising, and streaming revenues. In addition, one or more of these sports teams may seek to establish their own programming network or join one of their competitors’ networks or regional sports network and, in certain circumstances, they may not have an opportunity to bid for the media rights.

Moreover, the value of these agreements may also be affected by various league decisions and/or league agreements that the Debtors may not be able to control, including a decision to alter the number of games played during a season. The governing bodies of MLB, the NBA, and the NHL have imposed, and may impose in the future, various rules, regulations, guidelines, bulletins, directives, policies, and agreements (collectively, “League Rules”), which could have a material negative effect on our business and results of operations. For example, the League Rules define the territories in which the Debtors may distribute games of the teams in the applicable league. Changes to the League Rules, or the adoption of new League Rules, could affect the Debtors’ media rights agreements with the various teams and, as a consequence, have a material negative effect on our business and results of operations.

The value of these media rights can also be affected, or the Debtors could lose such rights entirely, if a team is liquidated, undergoes reorganization in bankruptcy, or relocates to an area where it is not possible or commercially feasible for the Debtors to continue to distribute programming for such team. Any loss or diminution in the value of rights could impact the extent of the sports coverage offered by the Debtors and could materially negatively affect the Debtors and their results of operations. In addition, the Debtors’ distribution agreements with Distributors typically include certain remedies in the event their RSNs fail to meet a minimum number of professional event telecasts, and, accordingly, any loss of rights could materially negatively affect the Debtors’ business and results of operations.

4.         The Debtors’ Agreements with Various Distributors Have Varying Durations and Terms and the Debtors May Be Unable to Renew Those Agreements on Acceptable Terms. The Debtors’ ability to generate revenues is dependent upon the Debtors’ ability to maintain and renew their agreements with Distributors. The Debtors have historically generated the majority of their revenue from distributing their RSNs through Distributors such as AT&T, Charter, Comcast, Cox Communications, Inc., DIRECTV, and others. Approximately 83% of Debtors’ revenue is generated from distributing their RSNs through the Distributors, with the significant majority of such revenues from the Debtors’ top three Distributors. There can be no assurances that the Debtors will be able to maintain and renew their agreements, including maintaining inclusion in existing bundles and packages, with existing Distributors and/or obtain new agreements with new Distributors on favorable terms.

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5.         If the Rate of Decline in the Number of Subscribers to Distributor Services Increases or These Subscribers Shift to Other Services or Bundles That Do Not Include the Debtors’ RSNs, There May Be a Material Adverse Effect on the Debtors’ Revenues. The numbers of subscribers to Distributor services is critical for the Debtors’ business. During the last few years, the number of subscribers to Distributor services in the United States has generally been declining, as technological advancements have driven changes in consumer behavior and have empowered consumers to seek more control over when, where, and how they consume news, sports, and other entertainment, including through so-called “cutting the cord” and other consumption strategies. The Distributor subscriber decline has led to a decline in subscribers from the Debtors’ RSNs. In addition, Distributors have introduced, marketed, and/or modified tiers or bundles of programming that have impacted the number of subscribers that receive the Debtors’ RSNs, including tiers or bundles of programming that exclude the Debtors’ RSNs.

If Distributor service offerings are not attractive to consumers for any reason (including due to pricing, increased competition from over-the-top (“OTT”) and DTC services, increased dissatisfaction with the quality of Distributor services, poor economic conditions, or other factors), more consumers may cancel their Distributor service subscriptions, elect to instead subscribe to OTT services, which in some cases may be offered at lower prices, or elect to subscribe to Distributors with smaller bundles of programming that may not include the Debtors’ RSNs. If the rate of decline in the number of Distributor service subscribers increases or if subscribers shift to OTT services or smaller bundles of programming that do not include the Debtors’ RSNs, this may have a material adverse effect on the Debtors’ revenues.

6.         The Debtors’ Long-Term Success Is Dependent on the Successful Execution of Their DTC Strategy, Which Is Subject to a Number of Risks and Uncertainties. There is intense competition among subscription services, including increasing competition in sports-related subscription offerings. As a result, the Debtors’ success will be dependent on a number of factors, including:

•	the ability to maintain existing DTC rights and obtain additional DTC rights;
•	the ability to appropriately price subscription offerings to optimize the DTC opportunity;
•	offering high quality content and programming as part of the subscription packages, including creating or acquiring new content to complement live games; and
•	ensuring a high level of consumer engagement, which is necessary for the Debtors to maximize advertising and other revenue.

Failure to successfully execute the Debtors’ DTC strategy could negatively impact their financial condition and results of operations.

7.         The Debtors Face Intense, Wide-Ranging Competition for Viewers and Advertisers. The Debtors compete, in certain respects and to varying degrees, for viewers and advertisers with other programming networks, pay-per-view, video on demand, online streaming

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services, and other content offered by Distributors. The Debtors also compete for viewers and advertisers with OTT and DTC, mobile media, radio, motion picture, home video, stadiums and arenas, and other sources of information and entertainment and advertising services. Important competitive factors are the prices the Debtors charge for their programming networks, the quantity, quality (in particular, the performance of the sports teams whose media rights the Debtors controls), and variety of the programming offered and the effectiveness of marketing efforts.

With respect to advertising services, factors affecting the degree and extent of competition include prices, reach, and audience demographics, among others. Some of the Debtors’ competitors are large companies that have greater financial resources available to them than the Debtors, which could impact their viewership and the resulting advertising revenues.

Rivals that may have greater resources than the Debtors have include:

•	other local free over-the-air broadcast television and radio stations;
•	national networks or programming services, including any bundles of such networks and services;
•	distributors, such as telecommunication companies, cable providers, and direct broadcast satellite providers;
•	internet service providers, social media platforms, websites, and mobile applications;
•	OTT technologies; and
•	other emerging technologies.

8.         The Debtors’ Joint Venture Arrangements Are Subject to a Number of Operational Risks That Could Have a Material Adverse Effect on the Debtors’ Business, Results of Operations, and Financial Condition. The Debtors have invested in a number of their RSNs, including Marquee and YES, through joint ventures with certain teams, and they may form additional joint ventures in the future. The nature of the joint ventures requires the Debtors to consult with and share certain decision-making powers with unaffiliated third parties. Further, differences in economic or business interests or goals among joint venture participants could result in delayed decisions, failures to agree on major issues, and even litigation. If these differences cause the joint ventures to deviate from their business or strategic plans, or if the Debtors’ joint venture partners take actions contrary to the Debtors’ policies, objectives, or the best interests of the joint venture, the Debtors’ results could be adversely affected.

The Debtors’ participation in joint ventures is also subject to the risks that:

•	the Debtors could experience an impasse on certain decisions because they do not have sole decision-making authority, which could require the Debtors to expend additional resources on resolving such impasses or potential disputes;
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•	the Debtors may not be able to maintain good relationships with their joint venture partners, which could limit their future growth potential and could have an adverse effect on their business strategies;
•	the Debtors’ joint venture partners could have investment or operational goals that are not consistent with the Debtors’ corporate-wide objectives, including the timing, terms, and strategies for investments or future growth opportunities;
•	the Debtors’ joint venture partners might become bankrupt, fail to fund their share of required capital contributions, or fail to fulfill their other obligations as joint venture partners, which could cause the Debtors to decide to infuse their capital into any such venture on behalf of the related joint venture partner or partners despite other competing uses for such capital;
•	some of the Debtors’ existing joint ventures require mandatory capital expenditures for the benefit of the applicable joint venture, which could limit their ability to expend funds on other corporate opportunities;
•	some of the Debtors’ joint venture partners have exit rights that require the Debtors to purchase their interests upon the occurrence of certain events or the passage of certain time periods, which could impact the Debtors’ financial condition by requiring the Debtors to incur additional indebtedness in order to complete such transactions or otherwise use cash that could have been spent on alternative investments;
•	the Debtors’ joint venture partners may have competing interests in the Debtors’ markets that could create conflict of interest issues;
•	any sale or other disposition of the Debtors’ interest in a joint venture or underlying assets of the joint venture may require consents from their joint venture partners, which they may not be able to obtain; and
•	certain corporate-wide or strategic transactions may also trigger other contractual rights held by a joint venture partner (including termination or liquidation rights) depending on how the transaction is structured, which could impact the Debtors’ ability to complete such transactions.

9.         The Debtors Are Substantially Dependent on the Popularity of the MLB, NBA, and NHL Teams Whose Media Rights They Control. The Debtors are dependent on the popularity of the MLB, NBA, and NHL teams whose local media rights they control and, in varying degrees, those teams achieving on-field, on-court, and on-ice success, which can generate fan enthusiasm, resulting in increased viewership and advertising revenues. Furthermore, success in the regular season may qualify a team for participation in the post-season, which generates increased interest in such team, thereby improving viewership and advertising revenues. Alternatively, if a team declines in popularity or fails to generate fan enthusiasm, this may negatively impact viewership and advertising revenues and the terms on which our distribution agreements are renewed. There can be no assurance that any sports team will generate or maintain

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fan enthusiasm or compete in post-season play, and the failure to do so could result in a material negative effect on the Debtors and the Debtors’ results of operations.

10.         The Debtors’ Advertising Revenue Can Vary Substantially from Period to Period Based on Many Factors Beyond Their Control; Volatility May Adversely Affect the Results of Their Operations. The Debtors rely on sales of advertising time for a portion of their revenues and, as a result, their operating results depend on the amount of advertising revenue they generate. The Debtors’ ability to sell advertising time depends on:

•	the success of the automotive and services industries, which historically have provided a significant portion of the Debtors’ advertising revenue;
•	the health of the economy in the areas where the Debtors’ networks are located and in the nation as a whole;
•	the popularity of the Debtors’ programming and that of their competition;
•	the popularity of the sports teams with which the Debtors control rights;
•	the effects of declining live/appointment viewership as reported through rating systems and local television efforts to adopt and receive credit for same day viewing plus viewing on-demand thereafter;
•	the effects of new rating methodologies;
•	changes in the makeup of the population in the areas where the Debtors’ RSNs are located;
•	the activities of their competitors, including increased competition from other forms of advertising-based mediums, such as radio stations, Distributors, internet and broadband content providers, and other print, outdoor, internet, and media outlets serving in the same markets;
•	OTT and other emerging technologies and their potential impact on cord-cutting;
•	the impact of Distributors and other OTT providers offering “skinny” programming bundles that may not include all programming of the Debtors’ RSNs;
•	changes in pricing and sellout levels;
•	the effectiveness of the Debtors’ salespeople;
•	the Debtors’ ability to compete with Distributors that are selling the advertising time that the Debtors provide them, which Distributors are able to bundle with other sports and other geographic locations;
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•	advertisers’ desire to message to the Debtors’ viewer demographic;
•	the ability to successfully execute the Debtors’ DTC strategy;
•	the Debtors’ ability to monetize their naming rights;
•	the effectiveness of the Debtors’ digital app and the Debtors’ ability to monetize impressions; and
•	other factors that may be beyond the Debtors’ control.

There can be no assurance that the Debtors’ advertising revenue will not be volatile in the future or that such volatility will not have an adverse impact on the Debtors, their financial condition, or their results of operations.

11.         The Debtors Depend on the Appeal of Their Programming, Which May Be Unpredictable, and Increased Programming Costs May Have a Material Negative Effect on the Business and the Results of Operations. The Debtors depend in part upon viewer preferences and audience acceptance of the programming on the Debtors’ RSNs. These factors are often unpredictable and subject to influences that are beyond the Debtors’ control, such as the quality and appeal of competing programming, general economic conditions, and the availability of other entertainment options. The Debtors may not be able to successfully predict interest in proposed new programming and viewer preferences could cause new programming not to be successful or cause the Debtors’ existing programming to decline in popularity. An increase in the Debtors’ costs associated with programming or a decrease in viewership of the Debtors’ programming may materially negatively affect the Debtors and their results of operations.

In addition, the Debtors rely on third parties for sports and other programming for their RSNs. The Debtors compete with other providers of programming to acquire the rights to distribute such programming. If they fail to continue to obtain sports and other programming for their networks on reasonable terms for any reason, including as a result of competition, the Debtors could be forced to incur additional costs to acquire such programming or look for alternative programming, which may have a material negative effect on the Debtors and their results of operations.

12.         The Debtors Are Dependent on Their Senior Personnel. The Debtors depend on the continued services of their senior personnel, including their managers and senior officers. The Debtors’ existing managers and senior officers possess marketing, project management, financial, compliance, and administrative skills that are important to the operation of the Debtors’ business.

The loss or an extended interruption in the services of a substantial number of the Debtors’ managers and senior officers, or the inability to attract or develop a new generation of senior management, could have a material adverse effect on their business, financial condition, or results of operations.

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13.         The Debtors’ Operation May Be Significantly Disrupted Due to Uncertainty in Connection with the Separation Process. As described above, the Debtors have been relying on various managerial, operational, and administrative services Sinclair and its affiliates provide under the MSA for the Debtors’ day-to-day business operations. Historically, many of the Debtors’ key personnel are Sinclair employees, and the Debtors’ payroll, benefits, and information technology functions are currently provided through Sinclair. Although the Debtors are in the process of transitioning their business so that it can be completely separated from Sinclair and operated on a standalone basis, they will be unable to fully establish many necessary functions and complete hiring of appropriate personnel to manage and perform those functions on a go-forward basis in the near term. It is uncertain how much time the Debtors would need to fully separate themselves from Sinclair and whether this separation process can be fully completed prior to the Effective Date. If the Debtors or the Reorganized Debtors are unable to hire qualified personnel and/or build the infrastructure to provide certain critical administrative services in house, their business operation may suffer from significant interruption.

14.         The Debtors Could Be Affected by Labor Disputes and Legislation and Other Union Activity. The cost of producing and distributing entertainment programming has increased substantially in recent years due to, among other things, the increasing demands of creative talent and industry-wide collective bargaining agreements. The Debtors produce content themselves and engage the services of writers, directors, actors, and on-air and other talent, as well as trade employees and others. As of the Petition Date, certain of the temporary workers and independent contractors are covered by four collective bargaining agreements between the Debtors and various labor unions. If the Debtors or their program suppliers are unable to renew expiring collective bargaining agreements, the affected unions could take action in the form of strikes or work stoppages. Failure to renew these agreements, higher costs in connection with these agreements, or a significant labor dispute could adversely affect the Debtors by causing, among other things, delays in production that lead to declining viewers, a significant disruption of operations, and reductions in the profit margins of the Debtors’ programming and the amounts the Debtors can charge advertisers for time. The Debtors’ RSNs broadcast certain professional sporting events, and their viewership may be adversely affected by player strikes or lockouts, which could adversely affect the Debtors’ advertising revenues and results of operations. The amounts paid under their sports rights agreements could be negatively impacted by rising professional player salaries, collective bargaining agreements, or changes in the league mandated salary caps. Further, any changes in the existing labor laws, including the possible enactment of the Employee Free Choice Act, which would facilitate the formation of labor unions, may exacerbate the foregoing risks.

15.         The Debtors May Be Obliged to Make Certain Payments to Teams During Labor Disputes. The Debtors may be impacted by union relations of professional sports leagues. Each of the NBA, the NHL, and MLB has experienced labor difficulties in the past and may have labor issues, such as players’ strikes or management lockouts, in the future. For example, the NBA has experienced labor difficulties, including lockouts during the 1998-99 and 2011-12 seasons, resulting in a shortened regular season in each case. The NHL has also experienced labor difficulties, including lockouts during the 1994-95 and 2012-13 seasons, resulting in a shortened regular season in each case, and a lockout beginning in September 2004, which resulted in the cancellation of the entire 2004-05 NHL season. MLB has also experienced labor difficulties, including players’ strikes during the 1972, 1981, and 1994 seasons, resulting in a shortened regular

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season in each case, and the loss of the entire post-season and the World Series in 1994. Most recently, MLB locked out its players on December 2, 2021, but no games in the 2022 MLB season were lost on account of the lockout.

Any labor disputes between professional sports leagues and players’ unions may preclude the Debtors from airing or otherwise distributing scheduled games for which they have the rights to broadcast, resulting in decreased revenues, which would adversely affect business, revenue, and results of operations. In addition, any labor disputes between professional sports leagues and players’ unions may result in the Debtors having to broadcast games with substitute players, which would adversely affect the Debtors’ business, revenue, and results of operations. Although many of the Debtors’ current programming rights agreements with local teams account for labor disputes with certain pro rata reductions in the rights fees owed thereunder, the Debtors have a contractual obligation in some cases to continue paying a certain portion of such rights fees notwithstanding any labor dispute.

16.         Theft of the Debtors’ Intellectual Property May Have a Material Negative Effect on the Debtors and the Results of Their Operations and the Debtors May Become Subject to Infringement or Other Claims Relating to Their Consent or Technology. The Debtors’ success depends in part on their ability to maintain and monetize the material intellectual property rights in their programming, technology, digital, and other content. The Debtors’ intellectual property rights may be infringed upon by unauthorized usage of RSN telecast feeds (including, without limitation, live and non-live content) and other content for which the RSNs and/or the applicable league/team hold copyright ownership or distribution rights. Such unauthorized usage may occur on any and all distribution platforms, including, without limitation, linear and streaming services. Additionally, the Debtors’ intellectual property rights may be further infringed upon by third-party unauthorized distribution of game content and/or highlights on social media platforms on a live or near live basis. Third-party licensors of content may infringe upon the Debtors’ intellectual property rights by not complying with local territory blackout rules and RSN distribution exclusivity windows.

Theft, misappropriation, or the invalidity of the Debtors’ intellectual property or the intellectual property that is licensed to the Debtors by licensors (including sports teams) could have a material negative effect on the Debtors and their results of operations by potentially reducing the revenue that they are able to obtain from the legitimate sale and distribution of the Debtors’ content, undermining lawful and revenue-generating distribution channels, limiting the Debtors’ ability to control the marketing of their content, and inhibiting their ability to recoup expenses or profit from the costs they incur creating their programming content. Litigation may be necessary to enforce the Debtors’ intellectual property rights or protect their trade secrets. Any litigation of this nature, regardless of outcome, could cause the Debtors to incur significant costs and could divert management’s attention from the operation of the Debtors’ business.

While the Debtors’ RSN programming personnel regularly monitor third-party streaming platforms and social media pages in an effort to identify intellectual property infringement, and the Debtors’ RSN business and legal affairs work closely with the leagues to notify content protection representatives to take the necessary steps to protect league/team-owned intellectual property rights, and the Debtors take enforcement steps to preserve the value of the rights acquired by the RSNs, those protective measures cannot ensure that theft, misappropriation, or the invalidity

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of the Debtors’ intellectual property or the intellectual property that is licensed to the Debtors by licensors will not occur.

In addition, from time to time, third parties may assert claims against the Debtors alleging intellectual property infringement or other claims relating to their programming, technology, digital, or other content. If any such infringement claim results in the loss of certain of the Debtors’ intellectual property rights, it could have a materially negative impact on the Debtors’ business and the results of their operations.

17.         Complaints or Litigation from Customers and Other Third Parties Could Adversely Affect the Debtors. The Debtors may in the future become involved in legal proceedings initiated by their customers, employees, and other third parties. These current or potential future proceedings, whether individually or in the aggregate, could involve substantial claims for damages or other payments, and, even if successfully disposed of without direct adverse financial effect, could have a material adverse effect on their reputation and divert their financial and management resources from more beneficial uses. If the Debtors were to be found liable under any such claims, the Debtors’ business, financial condition, or results of operations could be materially adversely affected.

18.         The Debtors May Be Vulnerable to Future Security Breaches, Data Privacy, and Other Information Technology Failures That Could Have a Material Adverse Effect on the Debtors’ Financial Performance and Operating Results and Disrupt the Debtors’ Operations. The Debtors’ information technology systems are critically important to operating their business efficiently and effectively. The Debtors rely on their information technology systems to manage their data, communications, sports and advertising content, digital products, and other business processes.

The Debtors recurringly identify cyber threats as well as vulnerabilities in their systems and work to address them. Despite the Debtors’ efforts to ensure the integrity of their software, computers, systems, and information, they may not be able to anticipate, detect, or recognize threats to the Debtors’ systems and assets, or to implement effective preventive measures against all cyber threats, especially because the techniques used are increasingly sophisticated, change frequently, are complex, and are often not recognized until launched. Cyber attacks can originate from a variety of sources, including external parties who are affiliated with foreign governments or are involved with organized crime or terrorist organizations. Third parties may also attempt to induce employees, customers, or other users of the Debtors’ systems to disclose sensitive information or provide access to the Debtors’ systems or network, or to their data or that of counterparties, and these types of risks may be difficult to detect or prevent. The Debtors expect cyber attacks and breach incidents to continue, and are unable to predict the direct or indirect impact of future attacks or breaches on business operations.

Investigations of cyber attacks are inherently unpredictable, and it takes time to complete an investigation and have full and reliable information. The occurrence of a cyber attack, breach, unauthorized access, misuse, ransomware, computer virus, or other malicious code, or other cybersecurity event could jeopardize or result in the unauthorized disclosure, gathering, monitoring, misuse, corruption, loss, or destruction of confidential and other information that belongs to the Debtors, their customers, their counterparties, their employees, and third-party

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service providers and that is processed and stored in, and transmitted through, the Debtors’ computer systems and networks. The occurrence of such an event could also result in damage to the Debtors’ software, computers, or systems, or otherwise cause interruptions or malfunctions in the Debtors’, the Debtors’ customers’, counterparties’, or third parties’ operations. This could result in significant financial losses, loss of customers and business opportunities, reputational damage, litigation, regulatory fines, penalties, significant intervention, reimbursement, or other compensatory costs, significant costs to investigate the event, remediate vulnerabilities and modify the Debtors’ protective measures, or otherwise adversely affect the Debtors’ business, financial condition, or results of operations. While the Debtors maintain insurance to cover losses related to cybersecurity risks and business interruption, such policies may not be sufficient to cover all losses.

19.         The Debtors May Need to Obtain FCC-Regulated Licenses for RSN Video Distribution. The Debtors’ RSNs require use of certain uplink and downlink facilities for video distribution. Such facilities are licensed by the Federal Communications Commission (“FCC”) and subject to FCC regulations. The Debtors have entered into a lease agreement whereby a third party, as FCC licensee, provides the Debtors with services and the use of such uplink and downlink facilities. Upon termination or expiration of such agreement, the Debtors may need to acquire such authorizations from another licensee or obtain new authorizations. In either case, the Debtors would need to apply for and obtain prior FCC consent. From time to time, the FCC places limits or holds on applications related to such authorizations, and the Debtors cannot guarantee that the FCC will grant the Debtors’ applications.

C.	Factors Relating to Securities and Certain Other Debt to Be Issued Under the Plan Generally

1.         The Reorganized Debtors’ Securities Will Not Be Publicly Traded. There is currently no market for the Reorganized Debtors’ securities and there can be no assurance as to the development or liquidity of any market for any such securities. The Reorganized Debtors are under no obligation to list any securities on any national securities exchange. Therefore, there can be no assurance that any of the foregoing securities will be tradable or liquid at any time after the Effective Date. If a trading market does not develop or is not maintained, holders of the foregoing securities may experience difficulty in reselling such securities or may be unable to sell them at all. Even if such a market were to exist, such securities likely will trade at prices higher or lower than the estimated value set forth in this Disclosure Statement depending upon many factors, including, without limitation, prevailing interest rates, markets for similar securities, industry conditions, and the performance of, and investor expectations for, the Reorganized Debtors.

2.         The Reorganized Debtors’ Securities Have Not Been Registered and May Be Subject to Resale Restrictions. See Article IX of this Disclosure Statement for a further discussion of the transfer restrictions applicable to the Reorganized Debtors’ securities.

3.         Potential Dilution. The ownership percentage represented by New Equity will be subject to dilution from any other shares that may be issued post-emergence, including by the Management Incentive Plan, the Investment Options, the conversion of the Convertible B Exit Notes, and the conversion of the Convertible A Exit Notes (if any), and the conversion or exercise

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of any other options, warrants, convertible securities, exercisable securities, or other securities that may be issued post-emergence.

In the future, similar to most other companies, additional equity financings or other share issuances by any of the Reorganized Debtors could adversely affect the value of the New Equity. The amount and dilutive effect of any of the foregoing could be material.

4.         The Estimated Valuation of the Reorganized Debtors and the New Equity and the Estimated Recoveries to Holders of Allowed Claims Are Not Necessarily Representative of the Private or Public Sale Values of the New Equity. The Debtors’ estimated recoveries to Holders of Allowed Claims are not intended to represent the private or public sale values of the Reorganized Debtors’ securities. The estimated recoveries are based on numerous assumptions (the realization of many of which are beyond the control of the Reorganized Debtors), including, without limitation: (a) the successful reorganization of the Debtors; (b) an assumed date for the occurrence of the Effective Date; (c) the Debtors’ ability to achieve the operating and financial results included in the Financial Projections; and (d) the Debtors’ ability to maintain adequate liquidity to fund operations.

5.         A Small Number of Holders or Voting Blocks May Control the Reorganized Debtors. Consummation of the Plan may result in a small number of Holders owning a significant percentage of the New Equity. These Holders may, among other things, exercise a controlling influence over the Reorganized Debtors and have the power to elect directors and approve significant transactions.

6.         Equity Interests May Be Subordinated to the Reorganized Debtors’ Indebtedness. In any subsequent liquidation, dissolution, or winding up of the Reorganized Debtors, the New Equity would rank below all debt claims against the Reorganized Debtors. As a result, Holders of the New Equity will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution, or winding up of the Reorganized Debtors until after all the Reorganized Debtors’ obligations to their debt holders have been satisfied.

7.         The Debt of the Reorganized Debtors May Not Be Rated or May Receive a Lower Rating Than Anticipated. It is not expected that the Reorganized Debtors will seek a rating on the Take Back Term Loans, the Convertible A Exit Notes (if any), the Exit Term Loans (if any), and the Convertible B Exit Notes. If, however, one or more rating agencies rate the Take Back Term Loans, the Convertible A Exit Notes, the Exit Term Loans, and/or the Convertible B Exit Notes and assign them a rating lower than the rating expected by investors, or reduce its rating in the future, the market price of the Take Back Term Loans, the Convertible A Exit Notes, the Exit Term Loans, and/or the Convertible B Exit Notes, and/or the New Equity could be reduced.

8.         Insufficient Cash Flow to Meet Debt Obligations. The Reorganized Debtors’ earnings and cash flow may vary significantly from year to year. Additionally, the Reorganized Debtors’ future cash flow may be insufficient to meet their debt obligations and commitments, including their obligations under the Take Back Term Loans, the New A/R Facility, the Convertible B Exit Notes, the Convertible A Exit Notes (if any), or the Exit Term Loans (if any), increasing the risk that they may default on such debt obligations. Any insufficiency could negatively impact the Reorganized Debtors’ business. A range of economic, competitive,

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business, and industry factors will affect the Reorganized Debtors’ future financial performance and, as a result, their ability to generate cash flow from operations and to pay their debt. Many of these factors are beyond the Reorganized Debtors’ control.

If the Reorganized Debtors do not generate enough cash flow from operations to satisfy their debt obligations, they may have to undertake alternative financing plans, such as:

•	refinancing or restructuring debt;
•	selling assets;
•	reducing or delaying capital investments; or
•	seeking to raise additional capital.

It cannot be assured, however, that undertaking alternative financing plans, if necessary, would allow the Reorganized Debtors to meet their debt obligations. An inability to generate sufficient cash flow to satisfy their debt obligations or to obtain alternative financing could materially and adversely affect the Reorganized Debtors’ ability to make payments on the Take Back Term Loans, the New A/R Facility, the Convertible B Exit Notes, the Convertible A Exit Notes (if any), or the Exit Term Loans (if any), as well as the Reorganized Debtors’ business, financial condition, results of operations, and prospects.

9.         Defects in Collateral. The indebtedness under the Take Back Term Loans, the New A/R Facility, the Convertible B Exit Notes, the Convertible A Exit Notes (if any), or the Exit Term Loans (if any) will be secured. Such indebtedness may be subject to certain exceptions and permitted liens, as applicable, by security interests in the principal assets of the Debtors (the “Collateral”). The Collateral may be subject to exceptions, defects, encumbrances, liens, and other imperfections. Accordingly, it cannot be assured that the remaining proceeds from a sale of the Collateral would be sufficient to repay all amounts owed under the Take Back Term Loans, the New A/R Facility, the Convertible B Exit Notes, the Convertible A Exit Notes (if any), or the Exit Term Loans (if any), as applicable. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell the Collateral in an orderly manner, general economic conditions, the availability of buyers, the Reorganized Debtors’ failure to implement their business strategy, and similar factors. The amount received upon a sale of Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time, and the timing and manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a subsequent foreclosure, liquidation, bankruptcy, or similar proceeding, it cannot be assured that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay the Reorganized Debtors’ obligations under the Take Back Term Loans, the New A/R Facility, the Convertible B Exit Notes, the Convertible A Exit Notes (if any), or the Exit Term Loans (if any), as applicable, in full or at all. There can also be no assurance that the Collateral will be saleable, and, even if saleable, the timing of its liquidation would be uncertain. Accordingly, there may not be sufficient Collateral to pay all or any of the amounts due on the Take Back Term Loans, the New A/R Facility, the Convertible B Exit Notes, the Convertible A Exit Notes (if any), or the Exit Term Loans (if any), as applicable.

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10.         Failure to Perfect Security Interests in the Collateral. The failure to properly perfect liens on Collateral could adversely affect the applicable collateral agent’s or collateral trustee’s ability to enforce its rights with respect to Collateral for the benefit of the holders of the Reorganized Debtors’ secured funded debt. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the applicable collateral agent or collateral trustee will monitor, or that the Reorganized Debtors will inform the trustee or the applicable collateral agent or collateral trustee of, the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. The applicable collateral agent has no obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interests therein. Such failure may result in the loss of the practical benefits of the liens thereon or of the priority of the liens securing the notes against third parties.

11.         Restrictive Covenants. The financing agreements governing the Reorganized Debtors’ indebtedness are expected to contain various covenants that may limit the discretion of the Reorganized Debtors’ management by restricting the Reorganized Debtors’ ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain restricted payments, make investments, consummate certain asset sales, enter into certain transactions with affiliates, merge, consolidate, and/or sell or dispose of all or substantially all of their assets. As a result of these covenants, the Reorganized Debtors will be limited in the manner in which they conduct their business and they may be unable to engage in favorable business activities or finance future operations or capital needs.

Any failure to comply with the restrictions of the financing agreements may result in an event of default. An event of default may allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. If the Reorganized Debtors are unable to repay amounts outstanding under their financing agreements when due, the lenders thereunder could, subject to the terms of the financing agreements, seek to foreclose on the collateral that is pledged to secure the indebtedness outstanding under such facility/notes.

As a result of these restrictions, the Reorganized Debtors may be limited in how they conduct their business, unable to raise additional debt or equity financing to operate during general economic or business downturns, unable to respond to changing circumstances or to pursue business strategies, and unable to compete effectively, execute their growth strategy, or take advantage of new business opportunities.

12.         Additional Financing. The Reorganized Debtors may incur substantial additional indebtedness in the future. Although agreements governing the Reorganized Debtors’ indebtedness are expected to restrict the incurrence of additional indebtedness, these restrictions are and will be subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to the Reorganized Debtors’ current debt levels, the related risks that the Debtors now face could intensify.

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Moreover, the Reorganized Debtors may need to seek additional financing for general corporate purposes, acquisitions, or investments. The Reorganized Debtors may be unable to obtain any desired additional financing on terms that are favorable or acceptable to them, including as a result of their debt levels or if there is a decline in the demand for their services or other significantly unfavorable changes in economic conditions occur. Depending on market conditions, adequate funds may not be available to the Reorganized Debtors on acceptable terms or at all and they may be unable to fund expansion, successfully develop or enhance services, or respond to competitive pressures, any of which could have a material adverse effect on the Reorganized Debtors’ competitive position, business, financial condition, results of operations, and cash flows.

Reorganized DSN will be the issuer of the Take Back Term Loans and a subsidiary of New OpCo will be the issuer of the New A/R Facility. The Plan provides that for so long as the Take Back Term Loans are outstanding (and unless expressly permitted by the Take Back Debt Documents), the Reorganized Debtors will not have more than $135 million outstanding in the aggregate under the New A/R Facility at any single point in time. The initial draft of the credit agreement for the Take Back Term Loans, the note purchase agreement or similar documents for the Convertible B Exit Notes, the New OpCo Intercreditor Agreement and, if the Litigation Proceeds Condition is not met, the New Convert Intercreditor Agreement will be filed with the Plan Supplement prior to the Voting Deadline.

13.         No Intention to Pay Dividends. The Reorganized Debtors do not anticipate paying any dividends on the New Equity as they expect to retain any future cash flows for debt reduction and to support their operations. In addition, covenants in the documents governing the Reorganized Debtors’ indebtedness may restrict their ability to pay cash dividends and may prohibit the payment of dividends and certain other payments. As a result, the success of an investment in the New Equity will depend entirely upon any future appreciation in the value of the New Equity. There is, however, no guarantee that the New Equity will appreciate in value or even maintain its initial value.

D.	Additional Factors

1.         Debtors Could Withdraw the Plan. Subject to the terms of the RSA, the Plan may be revoked or withdrawn prior to the Confirmation Date by the Debtors.

2.         Debtors Have No Duty to Update. The statements contained in this Disclosure Statement are made by the Debtors as of the date hereof, unless otherwise specified herein, and the delivery of this Disclosure Statement after that date does not imply that there has been no change in the information set forth herein since that date. The Debtors have no duty to update this Disclosure Statement unless otherwise ordered to do so by the Bankruptcy Court.

3.         No Admissions Made. The information and statements contained in this Disclosure Statement will neither (a) constitute an admission of any fact or liability by any Entity (including the Debtors) nor (b) be deemed evidence of the tax or other legal effects of the Plan on the Debtors, the Reorganized Debtors, Holders of Allowed Claims or Interests, or any other parties in interest.

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4.         No Representations Outside This Disclosure Statement Are Authorized. No representations concerning or related to the Debtors, the Chapter 11 Cases, or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in this Disclosure Statement. Any representations or inducements made to secure your acceptance or rejection of the Plan that are other than those contained in, or included with, this Disclosure Statement should not be relied upon in making the decision to accept or reject the Plan.

5.         The SEC Has Not Approved This Disclosure Statement. This Disclosure Statement was not filed with the SEC under the Securities Act or applicable state securities laws. Neither the SEC nor any state regulatory authority has passed upon the accuracy or adequacy of this Disclosure Statement, or the exhibits or the statements contained in this Disclosure Statement.

6.         No Legal or Tax Advice Is Provided by This Disclosure Statement. The contents of this Disclosure Statement should not be construed as legal, business, or tax advice. Each creditor should consult its own legal counsel and accountant as to legal, tax, and other matters concerning its Claim. This Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to confirmation of the Plan.

7.         No Representation Made. Nothing contained herein or in the Plan shall constitute a representation of the tax or other legal effects of the Plan on the Debtors or Holders of Claims.

8.         Failure to Identify Litigation Claims or Claim Objections. No reliance should be placed on the fact that a particular litigation claim or objection to a particular Claim is or is not identified in this Disclosure Statement. The Debtors may seek to investigate, File, and prosecute litigation claims and may object to Claims after Confirmation or the Effective Date irrespective of whether this Disclosure Statement identifies such litigation claims or objections to such Claims.

9.         Certain Tax Consequences. For a discussion of certain tax considerations to the Debtors and certain Holders of Claims in connection with the implementation of the Plan, see Article X hereof.

Article IX.
TRANSFER RESTRICTIONS AND CONSEQUENCES
UNDER FEDERAL SECURITIES LAWS

A.	1145 Securities

1.         Issuance

The Plan provides for the offer, issuance, sale, or distribution of the 1145 Securities. The offer, issuance, sale, or distribution of the 1145 Securities by the Reorganized Debtors will be exempt from registration under Section 5 of the Securities Act and under any state or local law requiring registration for offer or sale of a security pursuant to section 1145 of the Bankruptcy Code.41

[41]	The Debtors do not intend for the Litigation Trust Interests or the Litigation CVRs to be “securities” under applicable laws. Notwithstanding this intention, to the extent such interests or rights are deemed to be “securities,” the issuance of such interests or rights under the Plan is exempt pursuant to section 1145 of the Bankruptcy Code (except with respect to an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code).

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Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act and state or local securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities issued by the debtor, an affiliate participating in a joint plan with the debtor, or a successor to the debtor under the plan; (ii) the recipients of the securities must hold prepetition or administrative expense claims against the debtor or interests in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s Claim against or Interest in the debtor, or “principally” in exchange for such Claim or Interest and “partly” for cash or property.

2.         Subsequent Transfers

The 1145 Securities may be freely transferred by recipients following the initial issuance under the Plan, and all resales and subsequent transfers of the 1145 Securities are exempt from registration under the Securities Act and state securities laws, unless the Holder is an “underwriter” with respect to such securities, as defined in section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines four types of “underwriters”:

(i)	a person (as defined in section 101(41) of the Bankruptcy Code, a “Person”) who purchases a Claim against, an Interest in, or a claim for an administrative expense against the debtor with a view to distributing any security received in exchange for such Claim or Interest;
(ii)	a Person who offers to sell securities offered or sold under a plan for the holders of such securities;
(iii)	a Person who offers to buy securities offered or sold under a plan from the holders of such securities, if the offer to buy is:
(A)	with a view to distributing such securities; and
(B)	under an agreement made in connection with the plan, the consummation of the plan, or with the offer or sale of securities under the plan; and
(iv)	a Person who is an “issuer” (as defined in section 2(a)(11) of the Securities Act) with respect to the securities.

Under section 2(a)(11) of the Securities Act, an “issuer” includes any Person directly or indirectly controlling or controlled by the issuer, or any Person under direct or indirect common control of the issuer. An officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to directly or indirectly control such debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of the reorganized debtor’s or its successor’s voting securities. In addition, the legislative history of section 1145 of the Bankruptcy Code may suggest that a creditor who owns

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10% or more of a class of voting securities of a reorganized debtor may be presumed to be a “controlling Person” and, therefore, an underwriter, although the staff of the SEC has not endorsed this view.

To the extent that Persons who receive 1145 Securities pursuant to the Plan are deemed to be underwriters, resales by such Persons would not be exempted from registration under the Securities Act or other applicable law by section 1145 of the Bankruptcy Code. Persons deemed to be underwriters may, however, be permitted to resell such 1145 Securities without registration pursuant to the provisions of Rule 144 under the Securities Act or another available exemption under the Securities Act. In addition, such Persons will also be entitled to resell their 1145 Securities in transactions registered under the Securities Act following the effectiveness of a registration statement.

Holders of 1145 Securities who are deemed underwriters may resell 1145 Securities pursuant to the limited safe harbor resale provision under Rule 144 of the Securities Act. Generally, Rule 144 would permit the public sale of securities received by such Person if, at the time of the sale, certain current public information regarding the issuer is available and only if such Person also complies with the volume, manner of sale, and notice requirements of Rule 144. If the issuer is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), adequate current public information as specified under Rule 144 is available if certain Reorganized Debtors’ information is made publicly available, as specified in Section (c)(2) of Rule 144. The Reorganized Debtors will not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Whether or not any particular Person would be deemed to be an underwriter with respect to the 1145 Securities or other security to be issued pursuant to the Plan would depend upon various facts and circumstances applicable to that Person. Accordingly, the Debtors express no view as to whether any particular Person receiving 1145 Securities or other securities under the Plan would be an underwriter with respect to such Section 1145 Securities or other securities, whether such Person may freely resell such securities, or the circumstances under which they may resell such securities.

Notwithstanding the foregoing, certain of the 1145 Securities will be subject to any applicable transfer restrictions in the organizational documents of the issuer of, or in agreements or instruments applicable to holders of, such 1145 Securities, including the New Shareholders’ Agreement.

Notwithstanding the foregoing, the Debtors do not intend for the Litigation Trust Interests to be “securities” under applicable laws and any and all Litigation Trust Interests will not be registered pursuant to the Securities Act or any applicable state or local securities law. In addition, any transfers of Litigation Trust Interests will be subject in all respects to the requirements of the Litigation Trust Agreement.

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B.	Private Placement Securities

1.         Issuance

Section 4(a)(2) of the Securities Act provides that the issuance of securities by an issuer in transactions not involving a public offering is exempt from registration under the Securities Act. Rule 506 of Regulation D is a non-exclusive safe harbor from registration promulgated by the SEC under Section 4(a)(2) of the Securities Act.

The Debtors believe that the Convertible B Exit Notes and any New Equity issued pursuant to the Investment Options (collectively, the “Private Placement Securities”) are issuable without registration under the Securities Act in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, and similar registration exemptions applicable outside of the United States. The Private Placement Securities will be subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to registration, or an applicable exemption from registration, under the Securities Act and other applicable Law, as described below.

2.         Subsequent Transfers

The Private Placement Securities will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the Securities Act), will bear customary legends and transfer restrictions and may not be offered, sold, exchanged, assigned, or otherwise transferred unless they are registered under the Securities Act, or an exemption from registration under the Securities Act is available. If in the future a Holder of Private Placement Securities decides to offer, resell, pledge, or otherwise transfer any Private Placement Securities, such Private Placement Securities may be offered, resold, pledged, or otherwise transferred only (a) in the United States to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A promulgated under the Securities Act (“Rule 144A”)) in a transaction meeting the requirements of Rule 144A, (b) outside the United States in a transaction complying with the provisions of Rule 904 under the Securities Act, (c) pursuant to an exemption from registration under the Securities Act (including the exemption provided by Rule 144) (to the extent the exemption is available), or (d) pursuant to an effective registration statement or under an available exemption from the registration requirements of the Securities Act, in each of cases (a)-(d) in accordance with any applicable securities laws of any state of the United States. Such Holder will, and each subsequent Holder is required to, notify any subsequent acquiror of the Private Placement Securities from it of the resale restrictions referred to above.

Rule 144 provides a limited safe harbor for the resale of restricted securities (such that the seller is not deemed an “underwriter”) if certain conditions are met. These conditions vary depending on whether the seller of the restricted securities is an “affiliate” of the issuer. Rule 144 defines an affiliate as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.”

A non-affiliate of an issuer that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and who has not been an affiliate of the issuer during the 90 days preceding such sale may resell restricted securities pursuant to Rule 144 after a one-year holding

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period whether or not there is current public information regarding the issuer available and without compliance with the volume, manner of sale, and notice requirements described below.

An affiliate of an issuer that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act may resell restricted securities after the one-year holding period if at the time of the sale certain current public information regarding the issuer is available. An affiliate must also comply with the volume, manner of sale, and notice requirements of Rule 144. First, the rule limits the number of restricted securities (plus any unrestricted securities) sold for the account of an affiliate (and related persons) in any three-month period to the greater of 1% of the outstanding securities of the same class being sold, or, if the class is listed on a stock exchange, the average weekly reported volume of trading in such securities during the four weeks preceding the filing of a notice of proposed sale on Form 144, or if no notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker. (In the case of debt securities, the amount of debt securities sold for the account of an affiliate in any three-month period may not exceed the greater of the limitation set forth in the preceding sentence or 10% of the principal amount of the applicable tranche of debt securities.) Second, the manner of sale requirement provides that the restricted securities must be sold in a broker’s transaction, directly with a market maker or in a riskless principal transaction (as defined in Rule 144). Third, if the amount of securities sold under Rule 144 in any three-month period exceeds 5,000 shares or other units or has an aggregate sale price greater than $50,000, an affiliate must electronically file or cause to be filed a copy of a notice of proposed sale on Form 144 via the SEC’s EDGAR filing system.

The Debtors believe that the Rule 144 exemption will not be available with respect to any Private Placement Securities (whether held by non-affiliates or affiliates) until at least one year after the Effective Date. Accordingly, unless transferred pursuant to an effective registration statement or another available exemption from the registration requirements of the Securities Act, non-affiliate Holders of Private Placement Securities will be required to hold their Private Placement Securities for at least one year and, thereafter, to sell them only in accordance with the applicable requirements of Rule 144, pursuant to an effective registration statement or pursuant to another available exemption from the registration requirements of applicable securities laws. The Debtors expect that, after the Effective Date, the issuer of the New Equity will not be subject to the reporting requirements under Section 13 or 15(d) of the Exchange Act.

Each certificate representing, or issued in exchange for or upon the transfer, sale, or assignment of, any Private Placement Security shall, upon issuance, be stamped or otherwise imprinted with a restrictive legend substantially consistent with the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [DATE OF ISSUANCE], HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY OTHER APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION THEREUNDER.

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The Reorganized Debtors reserve the right to require certification, legal opinions, or other evidence of compliance with Rule 144 as a condition to the removal of such legend or to any resale of the Private Placement Securities. The Reorganized Debtors also reserve the right to stop the transfer of any Private Placement Securities if such transfer is not in compliance with Rule 144, pursuant to an effective registration statement, or pursuant to another available exemption from the registration requirements of applicable securities laws. All persons who receive Private Placement Securities will be required to acknowledge and agree that (a) they will not offer, sell, or otherwise transfer any Private Placement Securities except in accordance with an exemption from registration, including under Rule 144 under the Securities Act, if and when available, or pursuant to an effective registration statement, and (b) the Private Placement Securities will be subject to the other restrictions described above.

In addition to the foregoing restrictions, certain of the Private Placement Securities will also be subject to any applicable transfer restrictions in the organizational documents of the issuer of, or in agreements or instruments applicable to holders of, such Private Placement Securities, including the New Shareholders’ Agreement.

BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER OR AN AFFILIATE AND THE HIGHLY FACT-SPECIFIC NATURE OF THE AVAILABILITY OF EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING THE EXEMPTIONS AVAILABLE UNDER SECTION 1145 OF THE BANKRUPTCY CODE AND RULE 144 UNDER THE SECURITIES ACT, NONE OF THE DEBTORS MAKE ANY REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE ISSUED UNDER OR OTHERWISE ACQUIRED PURSUANT TO THE PLAN AND THE CONFIRMATION ORDER.

THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF THE SECURITIES TO BE ISSUED UNDER OR OTHERWISE ACQUIRED PURSUANT TO THE PLAN AND THE CONFIRMATION ORDER CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES AND THE CIRCUMSTANCES UNDER WHICH THEY MAY RESELL SUCH SECURITIES.

Article X.
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

A summary description of certain U.S. federal income tax consequences of the Plan is provided below. Only the principal consequences of the Plan for the Debtors, Reorganized Debtors, and those Holders that are entitled to vote to accept or reject the Plan are described below. This description is for informational purposes only and substantial uncertainties exist with respect to various tax consequences of the Plan. No opinion of counsel has been sought or obtained with respect to any tax consequences of the Plan. No rulings or determinations of the United States Internal Revenue Service (the “IRS”) or any other tax authorities have been sought or obtained with respect to any tax consequences of the Plan, and the discussion below is not binding on the IRS or such other authorities. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed herein.

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The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Tax Code”), judicial decisions, existing and proposed regulations promulgated thereunder by the U.S. Department of the Treasury (“Treasury Regulations”), judicial decisions, and published administrative guidance of the IRS, all as in effect as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could significantly affect the U.S. federal income tax consequences described below.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a Holder in light of its individual circumstances or to a Holder that may be subject to special tax rules (such as persons who are related to the Debtors within the meaning of the Tax Code, broker-dealers, banks, mutual funds, insurance companies, financial institutions, thrifts, real estate investment trusts, retirement plans, individual retirement and other tax-deferred accounts, small business investment companies, regulated investment companies, tax-exempt entities, trusts, governmental authorities or agencies, dealers and traders in securities, subchapter S corporations, partnerships or other entities treated as pass-through vehicles for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, persons who received their Claims as compensation, dealers in securities or foreign currencies, U.S. expatriates, persons who hold Claims or who will hold any consideration received under the Plan as part of a straddle, hedge, conversion transaction, or other integrated investment, persons using a mark-to-market method of accounting, Holders who are themselves in bankruptcy, and Holders that prepare an “applicable financial statement” (as defined in section 451 of the Tax Code).

Additionally, this discussion does not address the implications of the alternative minimum tax, the base erosion and anti-abuse tax, or the “Medicare” tax on net investment income. Moreover, this summary does not purport to cover all aspects of U.S. federal income taxation that may apply to the Debtors, the Reorganized Debtors, or Holders based upon their particular circumstances. This summary does not discuss any tax consequences of the Plan that may arise under any laws other than U.S. federal income tax law, including under state, local, or non-U.S. tax law. Furthermore, this summary does not discuss any actions that a Holder may undertake with respect to its Claims, other than voting such Holder’s Allowed Claim and receiving the consideration provided under the Plan, or with respect to any actions undertaken by a Holder subsequent to receiving any consideration under the Plan.

Furthermore, this summary assumes that each Holder holds its Claims as a “capital asset” within the meaning of section 1221 of the Tax Code. This summary also assumes that the various debt and other arrangements to which any of the Debtors or the Reorganized Debtors are a party will be respected for U.S. federal income tax purposes in accordance with their form. This summary does not discuss differences in tax consequences to Holders that act or receive consideration in a capacity other than any other Holder of the same Class or Classes (including as DIP Commitment Parties, Initial DIP Commitment Parties, or DIP Lenders), and the tax consequences of such Holder may differ materially from those described below. This summary does not address the U.S. federal income tax consequences to Holders (i) of DIP Claims, (ii) whose Claims are Unimpaired or otherwise entitled to payment in full in Cash under the Plan, or (iii) who are deemed to reject the Plan.

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For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a Claim or Interest who is for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner that is not a U.S. Holder other than any partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a beneficial owner of a Claim, the tax treatment of a partner (or other owner) of such entity generally will depend upon the status of the partner (or other owner) and the activities of the entity. Partners (or other owners) of partnerships (or other pass-through entities) that are beneficial owners of a Claim are urged to consult their respective tax advisors regarding the U.S. federal income tax consequences of the Plan.

THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER. ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES APPLICABLE UNDER THE PLAN, INCLUDING THE IMPACT OF TAX LEGISLATION.

A.	U.S. Federal Income Tax Consequences to the Debtors

1.         Characterization of the Restructuring Transactions

Pursuant to the MSA, Sinclair has historically provided tax compliance services to the Debtors. The Debtors have been informed by Sinclair that each of the Debtors is an entity disregarded as separate from its owner for U.S. federal income tax purposes. As disregarded entities, the Debtors generally are not themselves subject to U.S. federal income tax. Instead, the U.S. consolidated tax group of which Sinclair is the common parent reports on its consolidated U.S. federal income tax return, and is subject to tax in respect of, each item of income, gain, loss, deduction, and credit of the Debtors. Accordingly, the U.S. federal income tax consequences of the Restructuring Transactions are not expected to be borne by the Debtors and instead are expected to be borne by Sinclair. The remainder of this disclosure assumes that the information provided by Sinclair regarding the Debtors’ U.S. federal income tax classification is correct.

2.         Consequences of the Transfer

Pursuant to the Plan, on the Effective Date, a newly formed acquiring company (an indirect subsidiary of New TopCo), will acquire the equity of certain Debtors and their subsidiaries, including all of the operating entities (the “Transfer”), including indirect interests in entities

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owned by the Debtors that are partnerships for U.S. federal income tax purposes. The transfer of the equity of certain Debtors is intended to be treated—and the discussion herein assumes will be treated—for U.S. federal income tax purposes as the transfer of such entities’ underlying assets and liabilities.

The Debtors believe, and the discussion herein assumes, that the Transfer will be treated for U.S. federal income tax purposes as a taxable asset purchase by the newly formed acquiring company, such that the acquiring company will obtain a cost basis in the assets and partnership interests acquired (or deemed acquired) from the Debtors, based on the fair market value of such assets and interests on the Effective Date. The Reorganized Debtors will not succeed to any tax attributes of the Debtors or Sinclair (such as NOLs, tax credits or tax basis in assets). However, there is no assurance that the IRS will not take a contrary view and treat the Transfer as a tax-free reorganization pursuant to which the Reorganized Debtors would take a carry-over tax basis in the transferred assets and inherit any other tax attributes of the Debtors, including any attribute reduction resulting from the substantial cancellation of debt income that would be incurred by the Debtors or Sinclair if the IRS successfully recharacterized the Transfer.

B.	Certain U.S. Federal Income Tax Consequences to U.S. Holders of Certain Allowed Claims

1.         Consequences of the Exchange to U.S. Holders of Allowed First Lien Claims

Pursuant to the Plan, except to the extent that a Holder of an Allowed First Lien Claim agrees to a less favorable treatment of its Allowed First Lien Claim, in full and final satisfaction, settlement, release, and discharge and in exchange for each Allowed First Lien Claim, each Holder of an Allowed First Lien Claim will receive cash, Take Back Term Loans, and, if the Litigation Proceeds Condition is not met, Class A Litigation Trust Interests, as applicable.

a.         Taxable Exchange

Other than with respect to amounts received that are attributable to accrued but untaxed interest (as discussed below), the exchange by U.S. Holders of their Claims for cash, Take Back Term Loans, and Class A Litigation Trust Interests (if applicable) will be a taxable exchange under section 1001 of the Tax Code and U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (a) the sum of the cash received, the “issue price” of the Take Back Term Loans (as described below under “Issue Price of the Take Back Term Loans”), and the fair market value of the Class A Litigation Trust Interests received (if applicable), and (b) the U.S. Holder’s adjusted tax basis in its Claims.

A U.S. Holder’s tax basis in the Take Back Term Loans received will generally be equal to their issue price, and such holder’s tax basis in the Class A Litigation Trust Interests received (if applicable) will generally be equal to its fair market value as determined on the Effective Date. The holding period for the Take Back Term Loans and Class A Litigation Trust Interests (if applicable) received on the Effective Date will begin on the day following the Effective Date.

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b.         Character of Gain or Loss

The character of such gain or loss as capital or ordinary is determined by a number of factors including the tax status of the U.S. Holder, the rules regarding “market discount” and accrued but untaxed interest (as discussed below), and whether and to what extent the U.S. Holder had previously claimed a bad-debt deduction with respect to its Claim. If recognized gain or loss is capital in nature, it generally would be long-term capital gain if the U.S. Holder held its Claim for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations as discussed below. To the extent that a portion of the consideration received in exchange for a Claim is allocable to accrued but untaxed interest, the U.S. Holder may recognize ordinary income. See the discussions of “Accrued Interest,” “Market Discount,” and “Limitations on Use of Capital Losses” below.

2.         Consequences of the Exchange to U.S. Holders of Allowed Junior Funded Debt Claims

Pursuant to the Plan, except to the extent that a Holder of an Allowed Junior Funded Debt Claim agrees to a less favorable treatment of its Allowed Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Junior Funded Debt Claim, each Holder of an Allowed Junior Funded Debt Claim will receive its pro rata share of the Junior Creditor Equity, and either cash or, if the Litigation Proceeds Condition is not met, the Class B Litigation Trust Interests.

a.         Taxable Exchange

Other than with respect to amounts received that are attributable to accrued but untaxed interest (as discussed below), the exchange by U.S. Holders of their Claims for the Junior Creditor Equity, as well as cash or Class B Litigation Trust Interests (as applicable), would be a taxable exchange under section 1001 of the Tax Code and U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (a) the fair market value of the consideration received and (b) the U.S. Holder’s adjusted tax basis in its Claims.

A U.S. Holder’s tax basis in the Junior Creditor Equity and, if applicable, the Class B Litigation Trust Interests (if applicable) will generally be equal to their fair market value as determined on the Effective Date. The holding period for the Junior Creditor Equity and Class B Litigation Trust Interests (if applicable) received on the Effective Date will begin on the day following the Effective Date.

b.         Character of Gain or Loss and Holding Period

The character of such gain or loss as capital or ordinary is determined by a number of factors including the tax status of the U.S. Holder, the rules regarding “market discount” and accrued but untaxed interest (as discussed below) and whether and to what extent the U.S. Holder had previously claimed a bad-debt deduction with respect to its Claim. If recognized gain or loss is capital in nature, it generally would be long-term capital gain if the U.S. Holder held its Claim for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations as discussed below. To the extent that a portion of the consideration received in exchange for a Claim is allocable to accrued but untaxed interest, the U.S. Holder may recognize

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ordinary income. See the discussions of “Accrued Interest,” “Market Discount,” and “Limitations on Use of Capital Losses” below.

3.         Consequences of the Exchange to U.S. Holders of Allowed General Unsecured Claims

Pursuant to the Plan, except to the extent that a Holder of an Allowed General Unsecured Claim agrees to a less favorable treatment of its Allowed General Unsecured Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed General Unsecured Claim, each Holder of an Allowed General Unsecured Claim will receive, in full and final satisfaction of such Allowed General Unsecured Claim, its share of the Unsecured Claim Cash Distribution.

a.         Taxable Exchange

Other than with respect to amounts received that are attributable to accrued but untaxed interest (as discussed below), the exchange by U.S. Holders or their Claims for Cash would be a taxable exchange under section 1001 of the Tax Code and U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (a) the sum of the fair market value of the consideration received and (b) the U.S. Holder’s adjusted tax basis in its Claims.

b.         Character of Gain or Loss and Holding Period

The character of such gain or loss as capital or ordinary is determined by a number of factors including the tax status of the U.S. Holder, the rules regarding “market discount” and accrued but untaxed interest (as discussed below), and whether and to what extent the U.S. Holder had previously claimed a bad-debt deduction with respect to its Claim. If recognized gain or loss is capital in nature, it generally would be long-term capital gain if the U.S. Holder held its Claim for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations as discussed below. To the extent that a portion of the consideration received in exchange for a Claim is allocable to accrued but untaxed interest, the U.S. Holder may recognize ordinary income. See the discussions of “Accrued Interest,” “Market Discount,” and “Limitations on Use of Capital Losses” below.

4.         Accrued Interest, Market Discount, and Capital Losses

a.         Accrued Interest

A portion of the consideration received by U.S. Holders of Allowed Claims may be attributable to accrued but untaxed interest (or original issue discount (“OID”)) on such Claims. If any amount is attributable to such accrued interest (or OID), then such amount should be taxable to that U.S. Holder as interest income if such accrued interest has not been previously included in the U.S. Holder’s gross income for U.S. federal income tax purposes. Conversely, U.S. Holders of Allowed Claims should be able to recognize a deductible loss to the extent any accrued interest on the Claims was previously included in the U.S. Holder’s gross income but was not paid in full by the Debtors.

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If the fair value of the consideration is not sufficient to fully satisfy all principal and interest on an Allowed Claim, the extent to which such consideration will be attributable to accrued but untaxed interest is unclear. Under the Plan, the aggregate consideration to be distributed to U.S. Holders of Allowed Claims in each Class will be allocated first to the principal amount of such Allowed Claims (as determined for United States federal income tax purposes), with any excess allocated to the remaining portion of such Claims, if any. There is no assurance that the IRS will respect such allocation.

U.S. Holders are urged to consult their own tax advisors regarding the allocation of consideration received under the Plan, as well as the deductibility of accrued but unpaid interest and the character of any loss claimed with respect to accrued but unpaid interest previously included in gross income for U.S. federal income tax purposes.

b.         Market Discount

Under the “market discount” provisions of the Tax Code, some or all of any gain realized by a U.S. Holder of a Claim who exchanges a Claim on the Effective Date may be treated as ordinary income (instead of capital gain) to the extent of the amount of accrued “market discount” on the debt instruments constituting the exchanged Claim. In general, a debt instrument is considered to have been acquired with “market discount” if it is acquired other than on original issue and if the holder’s adjusted tax basis in the debt instrument is less than (i) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or (ii) in the case of a debt instrument issued with OID, its adjusted issue price, by at least a de minimis amount (equal to 0.25% of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

Any gain recognized by a U.S. Holder on the taxable disposition of a Claim that had been acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the Claim was considered to be held by the U.S. Holder (unless the U.S. Holder elected to include market discount in income as it accrued). To the extent that the Allowed Claims that were acquired with market discount are exchanged in certain tax-free transactions for other property, any market discount that accrued on the Allowed Claims (i.e., up to the time of the exchange) but was not recognized by the U.S. Holder is carried over to the property received therefor and any gain recognized on the subsequent sale, exchange, redemption, or other disposition of the property is treated as ordinary income to the extent of the accrued, but not recognized, market discount with respect to the exchanged debt instrument. To date, specific Treasury Regulations implementing this rule have not been issued. U.S. Holders of Allowed Claims who acquired the notes underlying their Claims with market discount are urged to consult with their own tax advisors as to the appropriate treatment of any such market discount and the timing of the recognition thereof.

c.         Limitation on Use of Capital Losses

A U.S. Holder of a Claim who recognizes capital losses as a result of the distributions under the Plan will be subject to limits on the use of such capital losses. For a non-corporate U.S. Holder, capital losses may be used to offset any capital gains (without regard to holding periods),

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and also ordinary income to the extent of the lesser of (a) $3,000 ($1,500 for married individuals filing separate returns) or (b) the excess of the capital losses over the capital gains. A non-corporate U.S. Holder may carry over unused capital losses and apply them against future capital gains and a portion of its ordinary income for an unlimited number of years. For corporate U.S. Holders, capital losses may only be used to offset capital gains. A corporate U.S. Holder that has more capital losses than may be used in a tax year may carry back unused capital losses to the three years preceding the capital loss year or may carry over unused capital losses for the five years following the capital loss year.

5.         Certain U.S. Federal Income Tax Consequences of Ownership and Disposition of the Take Back Term Loans

a.         Issue Price of the Take Back Term Loans

The issue price of the Take Back Term Loans will depend on whether a substantial amount of the Take Back Term Loans are issued in exchange for cash. Current Treasury Regulations define a “substantial amount” to mean ten percent. Accordingly, if some or all of the DIP Lenders exercise the Purchase Option to purchase for cash an amount equal to ten percent or more of the Take Back Term Loans, the issue price of the Take Back Term Loans will be the purchase price paid by such DIP Lenders for such Take Back Term Loans.

In the event that a substantial amount of the Take Back Term Loans are not issued in exchange for cash, the issue price of the Take Back Term Loans will depend on whether they are considered to be “traded on an established market” or, if not so traded, possibly on whether the Allowed First Lien Claims are “traded on an established market.” In general, a debt instrument will be treated as traded on an established market if, at any time during the 31-day period ending 15 days after the issue date: (a) a “sales price” for an executed purchase or sale of the debt instrument during the 31-day period appears on a medium that is made available to issuers of debt instruments, persons that regularly purchase or sell debt instruments, or persons that broker purchases or sales of debt instruments; (b) a “firm” price quote for the debt instrument is available from at least one broker, dealer, or pricing service and the quoted price is substantially the same as the price for which the person receiving the quoted price could purchase or sell the debt instrument; or (c) an “indicative” price quote for the debt instrument is available from at least one broker, dealer, or pricing service for property and the price quote is not a firm quote.

If the Litigation Proceeds Condition is not met, Holders of Allowed First Lien Claims will also receive Class A Litigation Trust Interests in exchange for their Allowed First Lien Claims. In such a case, the “investment unit” rules may apply to the determination of the issue price of the debt instruments issued as part of such investment unit.

If all elements of an “investment unit” are traded on an established market, then the issue price of the investment unit itself is determined by the fair market value of each of the investment unit’s components, with the issue price of the debt instruments being determined on a proportionate basis. If no elements of an investment unit are traded on an established market, but the Claim exchanged for such investment unit is traded on an established market, then the fair market value of the Claim exchanged for such investment unit will determine the issue price of the investment unit, with the issue price of the debt instruments again being determined on a proportionate basis.

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The application of the investment unit rules are subject to significant uncertainty where a portion of the investment unit is traded on an established market (e.g., debt instruments) but a portion (e.g., Class A Litigation Trust Interests (if applicable)) is not. Holders of Claims should consult with their own tax advisors regarding the application of the investment unit rules.

In general, an issuer’s determination of issue price (whether pursuant to the investment unit rules discussed above or not) is binding on a holder unless the holder makes a disclosure taking a different approach.

b.         Contingent Payment Debt Instrument; In General

The Take Back Term Loans will provide for certain contingent payments, as a result of which it is possible that the Take Back Term Loans may be treated as “contingent payment debt instruments” (“CPDIs”) under the applicable Treasury Regulations. In particular, the Take Back Term Loans will provide for certain mandatory prepayments from the excess cash flow from Reorganized DSN. The taxation of CPDIs is complex. In general, the rules applicable to such instruments could require a U.S. Holder to accrue ordinary income at a higher rate than the stated interest rate and the rate that would otherwise be imputed under the OID rules, and to treat as ordinary income (rather than capital gain) any gain recognized on the taxable disposition of the Take Back Term Loans. Moreover, if the Take Back Term Loans are CPDIs, the applicable treatment under applicable regulations also depends on whether the Take Back Term Loans (and potentially whether the Allowed First Lien Claims) are considered to be traded on an “established market” as described above.

The Reorganized Debtors will determine whether the Take Back Term Loans are CPDIs based on the facts and circumstances at the time of emergence. In particular, unless certain exceptions apply, the Take Back Term Loans are likely to be treated as CPDIs if they are treated for U.S. federal income tax purposes as issued with OID, as discussed below. Even if the Take Back Term Loans are issued with OID, they would still not be treated as contingent payment debt instruments if certain exceptions apply, for example if the contingencies thereunder are “remote” or “incidental,” or if the Take Back Term Loans are subject to the rules under applicable Treasury Regulations governing debt instruments with “alternative payment schedules.” The Reorganized Debtors’ treatment of the Take Back Term Loans is not binding on the IRS. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the application of the contingent payment debt regulations to the Take Back Term Loans.

c.         Take Back Term Loans Not Treated as a Contingent Payment Debt Instrument

Qualified Stated Interest. If the Take Back Term Loans are not treated as CPDIs, a U.S. Holder of the Take Back Term Loans will be required to include stated interest that accrues on the Take Back Term Loans in income in accordance with the U.S. Holder’s regular method of accounting to the extent such stated interest is “qualified stated interest.” Stated interest is generally “qualified stated interest” if it is unconditionally payable in cash or property at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. If any interest payment (or portion thereof) is payable in additional debt instruments of the issuer, such interest payment (or portion thereof) will not be treated as qualified stated interest.

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Original Issue Discount. While Article IV.C.6 of the Plan provides that the Take Back Term Loans will be deemed not to have been issued with OID for all purposes other than income tax, the Take Back Term Loans may be considered to be issued with OID for tax purposes. A debt instrument generally has OID if its “stated redemption price at maturity” exceeds its “issue price” by more than a de minimis amount (generally 0.25% of the product of the stated redemption price at maturity and the number of complete years to maturity from the issue date).

A U.S. Holder (whether a cash or accrual method taxpayer) generally will be required to include the OID in gross income (as ordinary interest income) as the OID accrues (on a constant yield to maturity basis), in advance of the Holder’s receipt of cash payments attributable to this OID. In general, the amount of OID includible in the gross income of a U.S. Holder will be equal to a ratable amount of OID with respect to the debt instrument for each day in an accrual period during the taxable year or portion of the taxable year on which a U.S. Holder held the debt instrument. An accrual period may be of any length and the accrual periods may vary in length over the term of the debt instrument, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (i) the product of the debt instrument’s adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on the basis of a compounding assumption that reflects the length of the accrual period, over (ii) the qualified stated interest payments on the debt instruments allocable to the accrual period. The adjusted issue price of a debt instrument at the beginning of any accrual period generally equals the issue price of the debt instrument increased by the amount of all previously accrued OID and decreased by any cash payments previously made on the debt instrument other than payments of qualified stated interest.

Acquisition and Bond Premium. If the Take Back Term Loans are not treated as CPDIs, the amount of OID includible in a U.S. Holder’s gross income with respect to the Take Back Term Loans will be reduced if the debt is acquired (or deemed to be acquired) at an “acquisition premium” or with “bond premium.” Given that the exchange by a U.S. Holder of its Claims for Take Back Term Loans will be a taxable exchange and such U.S. Holder’s tax basis in the Take Back Term Loans received will generally be equal to its issue price, the Reorganized Debtors do not expect the Take Back Term Loans to be issued with acquisition or bond premium.

Sale, Taxable Exchange, or Other Taxable Disposition. If the Take Back Term Loans are not treated as CPDIs, upon the disposition of the Take Back Term Loans by sale, exchange, retirement, redemption or other taxable disposition, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as ordinary interest income to the extent not previously so taxed, and other than any market discount on debt instruments constituting the exchanged Claim that was not realized by the holder) and (ii) the U.S. Holder’s adjusted tax basis in the Take Back Term Loans. A U.S. Holder’s adjusted tax basis will generally be equal to the holder’s initial tax basis in the Take Back Term Loans, increased by any accrued OID previously included in such holder’s gross income. A U.S. Holder’s gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held such Take Back Term Loans for longer than one year. Non-corporate taxpayers are

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generally subject to a reduced tax rate on net long-term capital gains. The deductibility of capital losses is subject to certain limitations discussed above.

d.         Take Back Term Loans Treatment as Contingent Payment Debt Instruments

If the Take Back Term Loans are treated as CPDIs, the Reorganized Debtors must construct a “projected payment schedule.” U.S. Holders of CPDIs generally must recognize all interest income with respect to such debt (including stated interest) on a constant yield basis (regardless of their method of accounting) at a rate determined based on the “issue price” and the projected payment schedule for such debt, subject to certain adjustments if actual contingent payments differ from those projected. In the present case, the projected payment schedule generally would be determined by including each noncontingent payment and the “expected value” as of the issue date of each projected contingent payment of principal and interest on the Take Back Term Loans, adjusted as necessary so that the projected payments discounted at the “comparable yield” (which is the greater of the yield at which the Reorganized Debtors would issue a fixed-rate debt instrument with terms and conditions similar to those of the Take Back Term Loans, as applicable, or the applicable federal rate) equals the issue price for the Take Back Term Loans.

The amount of interest that is treated as accruing during an accrual period on a CPDI is the product of the “comparable yield” and the debt’s adjusted issue price at the beginning of such accrual period. The “adjusted issue price” of a CPDI is the issue price of such debt increased by interest previously accrued on such debt (determined without adjustments for differences between the projected payment schedule and the actual payments on such debt), and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made on such debt.

Except for adjustments made for differences between actual and projected payments, the amount of interest included in income by a holder of a CPDI is the portion that accrues while such holder holds such debt (with the amount attributable to each accrual period allocated ratably to each day in such period). If actual payments differ from projected payments, then the holder generally would be required in any given taxable year either to include additional interest in gross income (i.e., where the actual payments exceed projected payments in such taxable year) or to reduce the amount of interest income otherwise accounted for on the debt (i.e., where the actual payments are less than the projected payments in such taxable year), as applicable. If the negative adjustment exceeds the interest for the taxable year that otherwise would have been accounted for on the debt, the excess would be treated as ordinary loss. However, the amount treated as an ordinary loss in any taxable year is limited to the amount by which the holder’s total interest inclusions on the debt exceed the total amount of the net negative adjustments the holder treated as ordinary loss on such debt in prior taxable years. Any remaining excess would be a negative adjustment carryforward and may be used to offset interest income in succeeding years. If debt is sold, exchanged or retired, any negative adjustment carryforward from the prior year would reduce the holder’s amount realized on the sale, exchange or retirement.

The yield, timing and amounts set forth on the projected payment schedules (if applicable) are for U.S. federal income tax purposes only and are not assurances by the Reorganized Debtors with respect to any aspect of the Take Back Term Loans. After issuance, any U.S. Holder of the Take Back Term Loans may obtain the comparable yield, the projected payment schedule, the

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issue price, the amount of OID, and the issue date for the Take Back Term Loans by writing to the Reorganized Debtors. For U.S. federal income tax purposes, a U.S. Holder generally must use the Reorganized Debtors’ comparable yield and projected payment schedule for a CPDI in determining the amount and accrual of OID on such debt unless such schedule is unreasonable and the U.S. Holder explicitly discloses in accordance with the contingent payment debt regulations its differing position and why the Reorganized Debtors’ schedule is unreasonable. The IRS generally is bound by the Reorganized Debtors’ comparable yield and projected payment schedule unless either is unreasonable.

Sale, Taxable Exchange, or Other Taxable Disposition. Upon the sale or exchange of a U.S. Holder’s Take Back Term Loans that are CPDIs, the amount received by such U.S. Holder will be allocated first to the noncontingent portion of its share of the Take Back Term Loans to the extent of its then adjusted issue price (and to any contingent payments that have become fixed and treated as paid with a separate note). The remainder of the amount received, if any, will be treated as payment of the contingent portion and characterized as interest and principal in the same manner as an actual cash payment under the contingent instrument, as described above.

THE APPLICATION OF THE OID AND CPDI RULES ARE HIGHLY COMPLEX. U.S. HOLDERS OF TAKE BACK TERM LOANS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ANY OID ON SUCH LOANS AND OF SUCH LOANS BEING CPDIS.

6.         Certain U.S. Federal Income Tax Consequences of the Ownership and Disposition of New Equity

a.         Dividends on New Equity

Any distributions made on account of New Equity will constitute dividends for U.S. federal income tax purposes to the extent of the current or accumulated earnings and profits of New TopCo, as determined under U.S. federal income tax principles. To the extent that a U.S. Holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed such current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the U.S. Holder’s basis in its shares. Any such distributions in excess of the U.S. Holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain.

Dividends paid to U.S. Holders that are corporations generally will be eligible for the dividends-received deduction so long as there are sufficient earnings and profits. The dividends-received deduction is only available, however, if certain holding period requirements are satisfied. The length of time that a shareholder has held its stock is reduced for any period during which the shareholder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or similar transactions. In addition, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the dividends-received deduction may be disallowed.

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b.         Sale, Redemption, or Repurchase of New Equity

Unless a non-recognition provision applies, U.S. Holders generally will recognize gain or loss upon the sale, redemption, or other taxable disposition of New Equity. In general, this gain or loss will be a capital gain or loss subject to special rules that may apply in the case of redemptions. Such capital gain generally would be long-term capital gain if, at the time of the sale, exchange, retirement, or other taxable disposition, the U.S. Holder held the New Equity for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations as described above. Under the recapture rules of section 108(e)(7) of the Tax Code, a U.S. Holder may be required to treat gain recognized on the taxable disposition of the New Equity as ordinary income if such U.S. Holder took a bad debt deduction with respect to its Allowed Claim or recognized an ordinary loss on the exchange of its Allowed Claim for New Equity.

C.	Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders of Certain Allowed Claims

The following discussion includes only certain U.S. federal income tax consequences of the Plan to non-U.S. Holders of Claims. The discussion does not include any non-U.S. tax considerations. The rules governing U.S. federal income taxation of a non-U.S. Holder are complex. Non-U.S. Holders should consult with their own tax advisors to determine the effect of U.S. federal, state, and local tax laws, as well as any other applicable non-U.S. tax laws and/or treaties, with regard to their participation in the transactions contemplated by the Plan.

Whether a non-U.S. Holder realizes gain or loss on an exchange of its Claim under the Plan, the amount of such gain or loss and any interest generally is determined in the same manner as set forth above in connection with U.S. Holders.

1.         Gain Recognition

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. Holder on the exchange of its Claim under the Plan generally will not be subject to U.S. federal income taxation unless (a) the non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the Restructuring Transactions occur and certain other conditions are met or (b) such gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such non-U.S. Holder in the United States).

If the first exception applies, to the extent that any gain is taxable, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the exchange. If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain realized on the exchange in the same manner as a U.S. Holder. In addition, if such non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may be subject to a branch profits tax equal to

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30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

2.         Payments in Respect of Accrued Interest

Subject to the discussion of FATCA and backup withholding below, payments to a non-U.S. Holder that are attributable to amounts received pursuant to the Plan in respect of accrued but untaxed interest generally will not be subject to U.S. federal income tax or withholding, provided that the withholding agent has received or receives, prior to payment, appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) establishing that the non-U.S. Holder is not a U.S. person, unless:

•	the non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of the Debtor’s stock (in the case of interest payments received pursuant to the Plan);
•	the non-U.S. Holder is a “controlled foreign corporation” that is a “related person” with respect to the Debtor (in the case of interest payments received pursuant to the Plan) (each, within the meaning of the Tax Code);
•	the non-U.S. Holder is a bank receiving interest described in section 881(c)(3)(A) of the Tax Code; or
•	such interest is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

A non-U.S. Holder described in the first three bullets above generally will be subject to withholding of U.S. federal income tax at a 30% rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on amounts received pursuant to the Plan in respect of accrued but untaxed interest.

A non-U.S. Holder described in the fourth bullet above generally will not be subject to withholding tax if it provides a properly executed IRS Form W-8ECI (or successor form) to the withholding agent, but will be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such non-U.S. Holder’s effectively connected earnings and profits that are attributable to the interest at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty).

For purposes of providing a properly executed IRS Form W-8BEN or W-8BEN-E, special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business. As described above in more detail under the heading “Certain U.S. Federal Income Tax Consequences to Certain U.S. Holders of Allowed Claims—Accrued Interest,” the aggregate consideration to be distributed to Holders of Allowed Claims in

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each Class will be allocated first to the principal amount of such Allowed Claims, with any excess allocated to unpaid interest that accrued on these Claims, if any.

3.         Ownership of New Equity

Any distributions made (or deemed to be made) with respect to New Equity will constitute dividends for U.S. federal income tax purposes to the extent of the current or accumulated earnings and profits of New TopCo, as determined under U.S. federal income tax principles. To the extent that a non-U.S. Holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed such current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the non-U.S. Holder’s basis in its New Equity. Any such distributions in excess of a non-U.S. Holder’s basis in its New Equity (determined on a share-by-share basis) generally will be treated as capital gain from a sale or exchange. Except as described below, dividends paid with respect to New Equity held by a non-U.S. Holder that are not effectively connected with a non-U.S. Holder’s conduct of a U.S. trade or business (or if an income tax treaty applies, are not attributable to a permanent establishment maintained by such non-U.S. Holder in the United States) will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable). A non-U.S. Holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by providing an IRS Form W-8BEN or W-8BEN-E (or a successor form) to New TopCo upon which the non-U.S. Holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate or exemption from tax with respect to such payments. Dividends paid with respect to New Equity held by a non-U.S. Holder that are effectively connected with a non-U.S. Holder’s conduct of a U.S. trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by such non-U.S. Holder in the United States) generally will be subject to U.S. federal income tax in the same manner as a U.S. Holder, and a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such non-U.S. Holder’s effectively connected earnings and profits that are attributable to the dividends at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

4.         Sale, Redemption, or Repurchase of New Equity

A non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on the sale or other taxable disposition (including a cash redemption, unless such redemption is treated as a dividend for U.S. federal income tax purposes) of New Equity unless:

(a)	such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and satisfies certain other conditions or who is subject to special rules applicable to former citizens and residents of the United States;
(b)	such gain is effectively connected with such non-U.S. Holder’s conduct of a U.S. trade or business (and if an income tax treaty applies, such gain is
159

attributable to a permanent establishment maintained by such non-U.S. Holder in the United States); or

(c)	the applicable Reorganized Debtor is or has been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of New Equity. If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, and a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to earnings and profits effectively connected with a U.S. trade or business that are attributable to such gains at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty). With respect to the third exception, the Debtors consider it unlikely, based on their current business plans and operations, that a Reorganized Debtor will become a “U.S. real property holding corporation” in the future.

D.	Certain U.S. Federal Income Tax Consequences of the Litigation Trust and Holders of Litigation Trust Interests

The Plan contemplates the establishment and funding of a Litigation Trust for the benefit of certain Holders of Claims in the event the Litigation Proceeds Condition is not met.

1.         Classification of Litigation Trust

The Litigation Trust is intended to qualify as a “liquidating trust” for U.S. federal income tax purposes within the meaning of Treasury Regulation § 301.7701-4(d) and as a “grantor trust” (i.e., a pass-through entity) for U.S. federal income tax purposes, pursuant to sections 671 through 679 of the Tax Code, with no objective to continue or engage in the conduct of a trade or business (other than in respect of any portion of the Litigation Trust allocable to, or retained on account of, Disputed Claims, as discussed below). The IRS, in Revenue Procedure 94-45, 1994-2 C.B. 684, set forth the general criteria for obtaining an IRS ruling as to the grantor trust status of a liquidating trust under a chapter 11 plan. Any liquidating trust will be structured with the intention of complying with such general criteria. Pursuant to the Plan, and in conformity with Revenue Procedure 94-45, all parties (including, without limitation, the Debtors, the Litigation Trustee and applicable Holders of Claims) will treat the transfer of the Litigation Trust Assets to the Litigation Trust as (i) a transfer of the Litigation Trust Assets (subject to any obligations relating to those assets) directly to the Holders of Claims (other than to the extent allocable to Disputed Claims), followed by (ii) the transfer by such beneficiaries to the Litigation Trust of such assets and cash in exchange for Litigation Trust Interests. Accordingly, except in the event of contrary definitive guidance, the applicable Holders of Claims will be treated for U.S. federal income tax purposes as the grantors and owners of their respective share of the underlying assets of the trust (other than to the extent allocable to Disputed Claims).

160

Although the following discussion assumes that the Litigation Trust would be treated as a liquidating trust for U.S. federal income tax purposes, no ruling will be requested from the IRS concerning the tax status of the Litigation Trust as a grantor trust. Accordingly, there can be no assurance that the IRS would not take a contrary position to the classification of the Litigation Trust as a grantor trust. If the IRS were to challenge successfully such classification, the U.S. federal income tax consequences to the Litigation Trust and the Holders of Claims in Class 3 and Class 4 could vary from those discussed herein.

2.         General Tax Reporting by Litigation Trust and Beneficiaries

For all U.S. federal income tax purposes, all parties must treat the Litigation Trust as a grantor trust of which the Holders of Litigation Trust Interests are the owners and grantors, and such Holders as the direct owners of an undivided interest in the underlying assets of the trust (other than any assets allocable to Disputed Claims), consistent with their economic interests therein. The Litigation Trustee will file tax returns for the Litigation Trust treating the Litigation Trust as a grantor trust pursuant to Treasury Regulation § 1.671-4(a). The Litigation Trust also will be responsible for annually sending to each Holder of Litigation Trust Interests a separate statement regarding the receipts and expenditures of the Litigation Trust as relevant for U.S. federal income tax purposes.

Subject to definitive guidance from the IRS or a court of competent jurisdiction to the contrary (including the issuance of applicable Treasury Regulations, the receipt by the Litigation Trustee of a private letter ruling if the Litigation Trustee so requests one, or the receipt of an adverse determination by the IRS upon audit if not contested by the Litigation Trustee), allocations of Litigation Trust taxable income or loss shall be allocated by reference to the manner in which any economic gain or loss would be borne immediately after a hypothetical liquidating distribution of the remaining Litigation Trust Assets. The tax book value of the Litigation Trust Assets for purposes of this paragraph shall equal their fair market value on the date the Litigation Trust Assets are transferred to the Litigation Trust, adjusted in accordance with tax accounting principles prescribed by the Tax Code, the applicable Treasury Regulations, and other applicable administrative and judicial authorities and pronouncements.

As soon as reasonably practicable after the transfer of the Litigation Trust Assets to the Litigation Trust, the Litigation Trustee will make a good faith valuation of the Litigation Trust Assets. All parties to the Litigation Trust (including, without limitation, the Debtors and Holders of Litigation Trust Interests) must consistently use such valuation for all U.S. federal income tax purposes. The valuation will be made available, from time to time, as relevant for tax reporting purposes.

Taxable income or loss allocated to a Holder of Litigation Trust Interests will be treated as income or loss with respect to such Holder’s undivided interest in the underlying assets of the trust, and not as income or loss with respect to its prior Allowed Claim. The character of any income and the character and ability to use any loss will depend on the particular situation of the Holder.

The U.S. federal income tax obligations of a Holder with respect to its Litigation Trust Interests are not dependent on the Litigation Trust distributing any cash or other proceeds. Thus, a Holder may incur a U.S. federal income tax liability with respect to its allocable share of

161

Litigation Trust income even if the Litigation Trust does not make a concurrent distribution to the Holder. In general, other than in respect of cash retained on account of Disputed Claims and distributions resulting from undeliverable distributions (the subsequent distribution of which still relates to a Holder’s Allowed Claim), a distribution of cash by the Litigation Trust will not be separately taxable to a Holder of Litigation Trust Interests since the beneficiary is already regarded for U.S. federal income tax purposes as owning the underlying assets (and was taxed at the time the cash was earned or received by the Litigation Trust). Holders are urged to consult their tax advisors regarding the appropriate U.S. federal income tax treatment of any subsequent distributions of cash originally retained by the Litigation Trust on account of Disputed Claims.

The Litigation Trustee will comply with all applicable governmental withholding requirements. If any Litigation Trust Beneficiaries are not U.S. persons, the Litigation Trustee may be required to withhold up to 30% of the income or proceeds allocable to such persons, depending on the circumstances (including whether the type of income is subject to a lower treaty rate).

3.         Tax Reporting for Assets Allocable to Disputed Claims

Subject to definitive guidance from the IRS or a court of competent jurisdiction to the contrary (including the receipt by the Litigation Trustee of an IRS private letter ruling if the Litigation Trustee so requests one, or the receipt of an adverse determination by the IRS upon audit if not contested by the Litigation Trustee), the Litigation Trustee (A) may elect to treat any of the assets transferred to the Litigation Trust allocable to, or retained on account of, Disputed Claims (a “Disputed Claims Reserve”) as a “disputed ownership fund” governed by Treasury Regulations Treasury Regulation § 1.468B-9, if applicable, and (B) to the extent permitted by applicable law, will report consistently with the foregoing for state and local income tax purposes.

Accordingly, if a “disputed ownership fund” election is made with respect to a Disputed Claims Reserve, such reserve will be subject to tax annually on a separate entity basis on any net income earned with respect to such assets (including any gain recognized upon the disposition of such assets), and any such taxes will be payable out of such assets and, in the event of insufficient cash to pay any such taxes, the Litigation Trustee may sell all or part of such assets to pay the taxes. All distributions from such reserves will be treated as received by Holders in respect of their Claims as if distributed by the Debtors. All parties to the Litigation Trust (including, without limitation, each of the Debtors, the Litigation Trust Beneficiaries, and the Litigation Trustee) will be required to report for tax purposes consistently with the foregoing.

E.	FATCA

Under the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions and certain other foreign entities must report certain information with respect to their U.S. account holders and investors or be subject to withholding at a rate of 30% on the receipt of “withholdable payments.” For this purpose, “withholdable payments” are generally U.S.-source payments of fixed or determinable, annual or periodical income (including dividends, if any, on New Equity or interest on the Take Back Term Loans). Pursuant to proposed Treasury Regulations on which taxpayers are permitted to rely pending their finalization, this withholding obligation would not apply to gross proceeds from the sale or disposition of property such as the Take Back Term Loans

162

and New Equity. FATCA withholding will apply even if the applicable payment would not otherwise be subject to U.S. federal nonresident withholding.

F.	Information Reporting and Withholding on Distributions

All distributions to Holders of Claims under the Plan are subject to any applicable tax withholding, including (as applicable) employment tax withholding. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable withholding rate (currently 24%). Backup withholding generally applies if the holder fails to furnish its social security number or other taxpayer identification number (a “TIN”), furnishes an incorrect TIN, fails to properly report interest or dividends, or under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a United States person that is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

In addition, from an information reporting perspective, the Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of specified thresholds. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the Holders’ tax returns.

THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER’S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF CLAIMS AND INTERESTS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS, AND OF TAX LEGISLATION AND ANY OTHER CHANGE IN APPLICABLE TAX LAWS.

Article XI.
CONCLUSION AND RECOMMENDATION

The Debtors believe the Plan is in the best interests of all stakeholders and urge Holders of Claims in the Voting Classes to vote in favor thereof.

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Dated: April 17, 2024	DIAMOND SPORTS GROUP, LLC (for itself and on behalf of each of its subsidiary debtors as debtors and debtors in possession)

	By:	/s/ David Preschlack
		Name:	David Preschlack
		Title:	Chief Executive Officer

[Signature Page to the Disclosure Statement]

Exhibit A

Debtors’ Joint Chapter 11 Plan of Reorganization

--

Solicitation Version

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE Southern District of TexaS

HOUSTON DIVISION

)
In re:	)	Chapter 11
)
DIAMOND SPORTS GROUP, LLC, et al.,[1]	)	Case No. 23-90116 (CML)
)
Debtors.	)	(Jointly Administered)
)

DEBTORS’ JOINT CHAPTER 11 PLAN OF REORGANIZATION

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
Brian S. Hermann (admitted pro hac vice)
Andrew M. Parlen (admitted pro hac vice)
Joseph M. Graham (admitted pro hac vice)
Alice Nofzinger (admitted pro hac vice)
1285 Avenue of the Americas
New York, New York 10019
Telephone: (212) 373-3000
Facsimile: (212) 757-3990	Porter Hedges LLP
John F. Higgins (TX Bar No. 09597500)
M. Shane Johnson (TX Bar No. 24083263)
Megan Young-John (TX Bar No. 24088700)
Bryan L. Rochelle (TX Bar No. 24107979)
1000 Main St., 36th Floor
Houston, Texas 77002
Telephone: (713) 226-6000
Facsimile: (713) 226-6248

Counsel to the Debtors and Debtors in Possession

WILMER CUTLER PICKERING HALE AND DORR LLP
Andrew N. Goldman (admitted pro hac vice)
Benjamin W. Loveland (admitted pro hac vice)
Lauren R. Lifland (admitted pro hac vice)
250 Greenwich Street
New York, New York 10007
Telephone: (212) 230-8800
Facsimile: (212) 230-8888

Section 327(e) Counsel to the Debtors and Debtors in Possession

Dated: April 17, 2024

1	A complete list of each of the Debtors in these chapter 11 cases may be obtained on the website of the Debtors’ claims and noticing agent at https://cases.ra.kroll.com/DSG. The Debtors’ service address for purposes of these chapter 11 cases is: c/o Diamond Sports Group, LLC, 3003 Exposition Blvd., Santa Monica, CA 90404.

TABLE OF CONTENTS

Page

Article I. DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME, GOVERNING LAW, AND OTHER REFERENCES		1
A.	Defined Terms	1
B.	Rules of Interpretation	26
C.	Computation of Time	27
D.	Governing Law	27
E.	Reference to Monetary Figures	27
F.	Reference to the Debtors or the Reorganized Debtors	27
G.	Certain Consent Rights	27
H.	Controlling Document	28

Article II. ADMINISTRATIVE AND PRIORITY CLAIMS		28
A.	Administrative Claims	28
B.	Professional Fee Claims	29
C.	DIP Claims	30
D.	Priority Tax Claims	31

Article III. CLASSIFICATION, TREATMENT, AND VOTING OF CLAIMS AND INTERESTS		31
A.	Classification of Claims and Interests	31
B.	Treatment of Classes of Claims and Interests	33
C.	Special Provision Governing Unimpaired Claims	37
D.	Elimination of Vacant Classes; Presumed Acceptance by Non-Voting Classes	37
E.	Subordinated Claims	37
F.	Intercompany Interests	38
G.	Controversies Concerning Impairment	38
H.	Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code	38
I.	No Substantive Consolidation	38

Article IV. MEANS FOR IMPLEMENTATION OF THE PLAN		38
A.	General Settlement of Claims and Interests	38
B.	Restructuring Transactions	39
C.	Sources of Consideration for Plan Distributions and Transfers on the Effective Date	40
D.	Marquee Interests	45
E.	Litigation Trust and Litigation Trust Assets	45
F.	Certain Securities Law Matters	50
G.	Corporate Existence	51
H.	Corporate Action	51
I.	Vesting of Assets in the Reorganized Debtors	52
J.	Dissolution of Diamond Sports Group, LLC	52
K.	Cancellation of Notes, Instruments, Certificates, and Other Documents	52
L.	Effectuating Documents; Further Transactions	53
M.	Exemptions from Certain Taxes and Fees	54
N.	New Organizational Documents	54
O.	New Shareholders Agreement	54
P.	Directors and Officers	55

Q.	Management Incentive Plan	55
R.	Preference Waiver	55
S.	Preservation of Causes of Action	56

Article V. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		56
A.	Assumption of Executory Contracts and Unexpired Leases	56
B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases	57
C.	Cure of Defaults and Objections to Cure and Assumption	58
D.	Dispute Resolution	58
E.	Insurance Policies	58
F.	Indemnification Provisions	59
G.	Director, Officer, Manager, and Employee Liability Insurance	59
H.	Employee and Retiree Benefits	60
I.	Workers Compensation Program	60
J.	Modifications, Amendments, Supplements, Restatements, or Other Agreements	60
K.	Reservation of Rights	61
L.	Non-Occurrence of Effective Date	61
M.	Contracts and Leases Entered Into After the Petition Date	61

Article VI. PROVISIONS GOVERNING DISTRIBUTIONS		61
A.	Timing and Calculation of Amounts to Be Distributed	61
B.	Distributions Generally	61
C.	Distributions on Account of Obligations of Multiple Debtors	62
D.	Administrative Consolidation for Distribution Purposes Only	62
E.	Rights and Powers of Distribution Agent	63
F.	Delivery of Distributions	63
G.	Manner of Payment	65
H.	Compliance Matters	65
I.	No Postpetition or Default Interest on Claims	65
J.	Foreign Exchange Rate	65
K.	Allocation Between Principal and Accrued Interest	65
L.	Setoffs and Recoupment	66
M.	Claims Paid or Payable by Third Parties	66
N.	Partial Distributions to Holders of Allowed General Unsecured Claims	67

Article VII. PROCEDURES FOR RESOLVING DISPUTED CLAIMS AND INTERESTS		67
A.	Allowance of Claims	67
B.	Claims Administration Responsibilities	67
C.	Estimation of Claims	68
D.	Adjustment to Claims Without Objection	68
E.	Time to File Objections to Claims	68
F.	Disallowance of Claims	68
G.	Amendments to Claims	69
H.	No Distributions Pending Allowance	69
I.	Distributions After Allowance	69
J.	Disputed Claims Reserve	69

Article VIII. SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS		70
A.	Discharge of Claims	70
B.	Release of Liens	70
C.	Debtor Release	70

ii

D.	Third-Party Release	72
E.	Exculpation	73
F.	Injunction	74
G.	Waiver of Statutory Limitations on Releases	75
H.	Protection Against Discriminatory Treatment	75
I.	Recoupment	75
J.	Reimbursement or Contribution	76
K.	Term of Injunctions or Stays	76

Article IX. CONDITIONS PRECEDENT TO THE EFFECTIVE DATE		76
A.	Conditions Precedent to the Effective Date	76
B.	Waiver of Conditions Precedent	78
C.	Substantial Consummation	79
D.	Effect of Non-Occurrence of Conditions to Consummation	79

Article X. MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN		79
A.	Modification of Plan	79
B.	Effect of Confirmation on Modifications	79
C.	Revocation or Withdrawal of Plan	80

Article XI. RETENTION OF JURISDICTION		80

Article XII. MISCELLANEOUS PROVISIONS		82
A.	Immediate Binding Effect	82
B.	Additional Documents	82
C.	Payment of Statutory Fees	82
D.	Payment of Certain Fees and Expenses	82
E.	Statutory Committee and Cessation and Expense Payment	83
F.	Request for Expedited Determination of Taxes	83
G.	Reservation of Rights	83
H.	Successors and Assigns	84
I.	Service of Documents	84
J.	Entire Agreement	86
K.	Plan Supplement Exhibits	87
L.	Non-Severability	87
M.	Votes Solicited in Good Faith	87
N.	Waiver or Estoppel	87
O.	Closing of Chapter 11 Cases	88
P.	Sinclair Settlement Order	88

iii

INTRODUCTION

Diamond Sports Group, LLC and its affiliated debtors and debtors in possession in the above-captioned chapter 11 cases (each a “Debtor” and, together, the “Debtors”) propose this joint plan of reorganization (the “Plan”) for the resolution of the outstanding Claims against and Interests in the Debtors pursuant to chapter 11 of the Bankruptcy Code. Capitalized terms used in the Plan and not otherwise defined shall have the meanings set forth in Article I.A of the Plan. Although proposed jointly for administrative purposes, the Plan constitutes a separate Plan for each Debtor for the resolution of outstanding Claims and Interests pursuant to the Bankruptcy Code. Each Debtor is a proponent of the Plan within the meaning of section 1129 of the Bankruptcy Code. The classifications of Claims and Interests set forth in Article III of the Plan shall be deemed to apply separately with respect to each Plan proposed by each Debtor, as applicable. The Plan does not contemplate substantive consolidation of any of the Debtors. Reference is made to the Disclosure Statement for a discussion of the Debtors’ history, business, properties and operations, projections, risk factors, a summary and analysis of the Plan, and certain related matters.

ALL HOLDERS OF CLAIMS AND INTERESTS ARE ENCOURAGED TO READ THE PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY, PARTICULARLY HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN.

Article I.

DEFINED TERMS, RULES OF INTERPRETATION,
COMPUTATION OF TIME, GOVERNING LAW, AND OTHER REFERENCES

A.	Defined Terms

1.         “1145 Securities” means the New Equity issued on the Effective Date (including the DIP MOIC Equity and the DIP Commitment Premium Equity), the Litigation Trust Interests (if any) (to the extent they are deemed to be securities), the Convertible A Exit Notes (if any), the New TopCo Equity issued upon conversion of the Convertible A Exit Notes (if any), and the Litigation CVRs (if any) (to the extent they are deemed to be securities).

2.         “Additional DIP Commitment Parties” means any entities that executed a joinder agreement to the DIP Commitment Letter after January 16, 2024, and became “Additional Commitment Parties” thereunder.

3.         “Administrative Claim” means a Claim for costs and expenses of administration of the Chapter 11 Cases pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code and section 1930 of chapter 123 of title 28 of the United States Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date until and including the Effective Date of preserving the Estates and operating the Debtors’ business; (b) any superpriority Claim granted pursuant to the Cash Collateral Order or the DIP Order, as applicable; (c) any superpriority or other Claims of the Strategic Investor granted pursuant to any orders of the Bankruptcy Court authorizing and approving the Debtors’ entry into and performance under the Convertible B Exit Notes Commitment Letter and/or Commercial Agreement; and (d) Allowed Professional Fee Claims.

4.         “Administrative Claims Bar Date” means the Business Day that is 30 days after the Effective Date.

5.         “Affiliate” means, with respect to any Person, any other Person controlled by, controlling, or under common control with such Person and shall also include (a) any Related Fund of such Person and (b) any “affiliate” (as defined in section 101(2) of the Bankruptcy Code) of such Person. Notwithstanding anything in the Plan or Bankruptcy Code to the contrary, neither Sinclair Parent, any of its shareholders, Sinclair Television Group, Inc., Diamond Sports TopCo LLC, Diamond Sports Intermediate Holdings LLC, Diamond Sports Intermediate Holdings A LLC, nor Diamond Sports Holdings LLC shall be considered an Affiliate of the Debtors. As used in this definition, “control” (including, with its correlative meanings, “controlling,” “controlled by,” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether through ownership of securities, by contract, or otherwise).

6.         “Allowed” means with respect to any Claim that, except as otherwise provided in the Plan: (a) is evidenced by a Proof of Claim which is or has been timely Filed by the Bar Date or the Administrative Claims Bar Date, as applicable, or that is not required to be evidenced by a Filed Proof of Claim under the Bankruptcy Code, the Plan, or a Final Order; (b) is listed in the Schedules as not contingent, not unliquidated, and not disputed, and for which no Proof of Claim, as applicable, has been timely Filed; or (c) is Allowed pursuant to the Plan or a Final Order of the Bankruptcy Court; provided that with respect to a Claim described in clause (a) above, such Claim shall be considered Allowed only if and to the extent that, with respect to such Claim, no objection to the allowance thereof has been interposed within the applicable period of time fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, or such an objection is so interposed and the Claim, as applicable, shall have been Allowed by a Final Order. For purposes of determining the amount of an Allowed Claim, there shall be deducted therefrom an amount equal to the amount of any claim that the Debtors may hold against the holder thereof, to the extent such Claim may be offset, recouped, or otherwise reduced under applicable law. “Allow,” “Allowing,” and “Allowance” shall have correlative meanings.

7.         “AP Reduction Amount” means the aggregate amount of interest paid as adequate protection payments to the First Lien Agent or other Holders of First Lien Claims after October 2, 2023, through and including the Effective Date pursuant to the Cash Collateral Order or the DIP Order, as applicable.

8.         “Avoidance Actions” means any and all actual or potential claims and Causes of Action to avoid a transfer of property or an obligation incurred by the Debtors and any recovery, subordination, or other remedies that may be brought by and on behalf of the Debtors and their Estates arising under chapter 5 of the Bankruptcy Code, including actions or remedies under sections 502, 510, 542, 543, 544, 545, 547, 548, 549, 550, 551, 553(b), and 724(a) of the Bankruptcy Code or under similar or related state, federal, or foreign statutes and common law, including fraudulent transfer laws.

9.         “Awards” means equity-based awards (which are expected to be in the form of profits interests) issued under the Management Incentive Plan.

10.         “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as now in effect or hereafter amended, and the rules and regulations promulgated thereunder.

11.         “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas or such other court having jurisdiction over the Chapter 11 Cases.

12.         “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases and the general, local, and chambers rules of the Bankruptcy Court, as now in effect or hereafter amended.

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13.         “Bar Date” means the applicable dates established by the Bankruptcy Court by which Proofs of Claim must be Filed with respect to such Claims [Docket No. 837], other than Claims for which the Bankruptcy Court entered an order excluding the Holders of such Claims from the requirement of Filing Proofs of Claim.

14.         “Business Day” means any day, other than a Saturday, Sunday, or a legal holiday, as defined in Bankruptcy Rule 9006(a), or another day on which commercial banks in the State of Texas or the State of New York are closed for business as a result of federal, state, or local holiday.

15.         “Capitalized DIP Interest” means the aggregate amount of interest under the DIP Facility that has been paid-in-kind and capitalized into the principal of the DIP Facility as of the Effective Date.

16.         “Cash” or “$” means the legal tender of the United States of America or the equivalent thereof, including bank deposits, checks, and cash equivalents, as applicable.

17.         “Cash Collateral Order” means the Corrected Final Order (I) Authorizing Debtors to Use Cash Collateral; (II) Granting Adequate Protection to Prepetition Secured Parties; (III) Modifying Automatic Stay; and (IV) Granting Related Relief [Docket No. 572].

18.         “Causes of Action” means any claims, interests, damages, remedies, causes of action, demands, rights, actions, controversies, proceedings, suits, obligations, liabilities, accounts, defenses, offsets, powers, privileges, licenses, Liens, indemnities, guaranties, and franchises of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, secured or unsecured, asserted or assertable, directly or derivatively, matured or unmatured, suspected or unsuspected, whether arising before, on, or after the Petition Date, in contract, tort, law, equity, or otherwise. Causes of Action also include: (a) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by law or in equity; (b) the right to object to or otherwise contest Claims or Interests; (c) claims pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) such claims and defenses as fraud, mistake, duress, and usury, and any other defenses set forth in section 558 of the Bankruptcy Code; and (e) any avoidance actions arising under chapter 5 of the Bankruptcy Code or under similar local, state, federal, or foreign statutes and common law, including fraudulent transfer laws.

19.         “Chapter 11 Cases” means the cases commenced by the Debtors under chapter 11 of the Bankruptcy Code, which are being jointly administered under Case No. 23-90116 (CML) in the Bankruptcy Court.

20.         “Charging Lien” means any Lien or other priority in payment for Prepetition Agent and Trustee Fees and Expenses to which any of the Prepetition Agents or Prepetition Notes Trustees is entitled, pursuant to each of the applicable Prepetition Credit Agreements, Prepetition Notes Indentures, or any ancillary documents, instruments, or agreements.

21.         “Claim” means any claim, as defined in section 101(5) of the Bankruptcy Code, against any of the Debtors.

22.         “Claims Agent” means Kroll Restructuring Administration LLC, the notice, claims, and solicitation agent retained by the Debtors for the Chapter 11 Cases.

23.         “Claims Objection Deadline” means the deadline for objecting to a Claim asserted against a Debtor, which shall be (i) with respect to Administrative Claims other than Professional Fee Claims, including Administrative Claims arising under section 503(b)(9) of the Bankruptcy Code, the first Business

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Day following 90 days after the Administrative Claims Bar Date or (ii) with respect to all other Claims other than Professional Fee Claims the later of: (a) the first Business Day following 180 days after the Effective Date; and (b) such later date as may be fixed by the Bankruptcy Court, after notice, upon a motion Filed on or before the day that is before 180 days after the Effective Date.

24.         “Claims Register” means the official register of Claims against and Interests in the Debtors maintained by the Claims Agent.

25.         “Class” means a category of Holders of Claims or Interests under section 1122(a) of the Bankruptcy Code.

26.         “Class A Litigation Proceeds” means 15% of the Litigation Proceeds to be distributed as follows: (a) if the Litigation Proceeds Condition has been met, to the Holders of First Lien Claims, or (b) if the Litigation Proceeds Condition has not been met, to the Holders of First Lien Claims and holders of Class A Litigation Trust Interests as set forth herein, in each case, until such Holders/holders have received total distributions (including the First Lien Paydown) equal to the amount of the First Lien Claims Cap in accordance with Article III.B.3, after which any overage will be deemed Class B Litigation Proceeds.

27.         “Class A Litigation Trust Interests” means, if the Litigation Proceeds Condition is not met, non-certificated beneficial interests in the Litigation Trust to be distributed on a pro rata basis to Holders of First Lien Claims on the Effective Date as set forth herein and in the Litigation Trust Agreement, which shall entitle such Holders (in their capacity as holders of the Class A Litigation Trust Interests) to receive their pro rata share of the Class A Litigation Proceeds, up to the First Lien Claims Cap.

28.         “Class B Litigation Proceeds” means 5% (which percentage will be increased by any overages contemplated in the definitions of Class A Litigation Proceeds and Class C Litigation Proceeds herein) of the Litigation Proceeds to be distributed as follows: (a) if the Litigation Proceeds Condition has been met, to the Holders of Junior Funded Debt Claims, and (b) if the Litigation Proceeds Condition has not been met, to the Holders of Junior Funded Debt Claims and holders of Class B Litigation Trust Interests as set forth herein.

29.         “Class B Litigation Trust Interests” means, if the Litigation Proceeds Condition is not met, non-certificated beneficial interests in the Litigation Trust to be distributed on a pro rata basis to Holders of Junior Funded Debt Claims on the Effective Date as set forth herein and in the Litigation Trust Agreement, which shall entitle such Holders (in their capacity as holders of the Class B Litigation Trust Interests) to receive their pro rata share of the Class B Litigation Proceeds.

30.         “Class C Litigation Proceeds” means 80% of the Litigation Proceeds to be distributed as follows: (a) if the Litigation Proceeds Condition has been met, to the Holders of the DIP Claims until all DIP Claims (including Litigation CVR Proceeds on account of the DIP MOIC) have been satisfied in full in accordance with Article II.C or (b) if the Litigation Proceeds Condition has not been met, to the Holders of DIP Claims and holders of Class C Litigation Trust Interests, Convertible A Exit Notes, Exit Term Loans, and the Litigation CVRs, in each case as set forth herein, until the Convertible A Exit Notes, Exit Term Loans, and Litigation CVRs have been paid in full in Cash (or are otherwise converted, as applicable), after which any overage will be deemed Class B Litigation Proceeds.

31.         “Class C Litigation Trust Interests” means, if the Litigation Proceeds Condition is not met, non-certificated beneficial interests in the Litigation Trust to be distributed to LitigationCo on the Effective Date as set forth herein and in the Litigation Trust Agreement, which shall entitle LitigationCo to receive the Class C Litigation Proceeds.

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32.         “Commercial Agreement” means a long-form agreement between the Debtors or Reorganized Debtors, as applicable, and Strategic Investor based on and consistent with the terms of the Commercial Term Sheet (as defined in the Restructuring Support Agreement), which will be in form and substance reasonably acceptable to the Debtors, the Strategic Investor, and the Required DIP Commitment Parties.

33.         “Confirmation” means entry of the Confirmation Order by the Bankruptcy Court on the docket of the Chapter 11 Cases.

34.         “Confirmation Date” means the date on which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

35.         “Confirmation Hearing” means the hearing held by the Bankruptcy Court pursuant to Bankruptcy Rule 3020(b)(2) and section 1128 of the Bankruptcy Code, including any adjournments thereof, at which the Bankruptcy Court will consider Confirmation of the Plan.

36.         “Confirmation Order” means, collectively, any orders of the Bankruptcy Court confirming the Plan under section 1129 of the Bankruptcy Code, which shall be consistent with the Restructuring Support Agreement and in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

37.         “Consenting Creditors” means the Holders of First Lien Claims, Second Lien Claims, Third Lien Claims, and Unsecured Notes Claims party to the Restructuring Support Agreement.

38.         “Consenting Parties” means the non-Debtor parties to the Restructuring Support Agreement, including the Consenting Creditors (including, for the avoidance of doubt, the members of the First Lien Group, the Second Lien Group, and the Crossholder Group), the Strategic Investor, and the UCC.

39.         “Consummation” means the occurrence of the Effective Date.

40.         “Convertible A Exit Notes” means, if the Litigation Proceeds Condition is not met, the convertible notes in the aggregate principal amount of $210 million (less any amount of Cash distributed to the Holders of DIP Claims from the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) on the Effective Date) plus Capitalized DIP Interest, less the aggregate principal amount of Exit Term Loans issued on the Effective Date, to be issued by New TopCo pursuant to the Convertible A Exit Notes Documents on the Effective Date and which shall be consistent with the term sheet attached as Exhibit 2 to the Restructuring Term Sheet.

41.         “Convertible A Exit Notes Documents” means, if the Litigation Proceeds Condition is not met, collectively, all agreements, documents, and instruments evidencing the Convertible A Exit Notes (if any) to be delivered and entered into in connection therewith, which shall be consistent with the term sheet attached as Exhibit 2 to the Restructuring Term Sheet and otherwise be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

42.         “Convertible A Exit Notes Trustee” means, if the Litigation Proceeds Condition is not met, the indenture trustee to be appointed in accordance with the Convertible A Exit Notes Documents.

43.         “Convertible B Exit Notes” means the convertible notes in the aggregate principal amount of $115 million to be issued by New HoldCo to the Strategic Investor pursuant to the Convertible B Exit

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Notes Documents on the Effective Date and which shall be consistent with the terms of the Convertible B Exit Notes Commitment Letter and the term sheet attached as Exhibit 4 to the Restructuring Term Sheet.

44.         “Convertible B Exit Notes Commitment Letter” means that certain commitment letter, dated January 16, 2024, by and among the Debtors and the Strategic Investor, and any exhibits, schedules, attachments, or appendices thereto (in each case, as such may be amended, modified, or supplemented in accordance with its terms), which is described in the motion filed at Docket No. 1657 and was approved by the Bankruptcy Court on February 26, 2024 [Docket No. 1826].

45.         “Convertible B Exit Notes Documents” means, collectively, all agreements, documents, and instruments evidencing the Convertible B Exit Notes to be delivered and entered into in connection therewith, which shall be consistent with terms of the Convertible B Exit Notes Commitment Letter and the term sheet attached as Exhibit 4 to the Restructuring Term Sheet and otherwise be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

46.         “Cooperation Agreement” means that certain cooperation agreement, dated November 6, 2023, by and among the Debtors and the cooperating parties thereto, and any exhibits, schedules, attachments, or appendices thereto (in each case, as such may be amended, modified, or supplemented in accordance with its terms), a copy of which is filed at Docket No. 1342-1, which Cooperation Agreement was terminated by the Debtors in accordance with its terms on January 16, 2024.

47.         “Covered Claims” means any claim or Cause of Action related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the DIP Facility, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the Plan, the Plan Supplement, or any contract, instrument, release, or other agreement or document created or entered into in connection with the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the DIP Facility, the Disclosure Statement, the Plan, the Plan Supplement, the Chapter 11 Cases, the commencement of the Chapter 11 Cases, the DIP Documents, solicitation of votes on the Plan, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence related to the foregoing taking place on or after the Petition Date and on or before the Effective Date.

48.         “Crossholder Group” means, collectively, the Holders of, or investment advisors, sub-advisors, or managers of Holders of, First Lien Claims, Second Lien Claims, and Unsecured Notes Claims represented by the Crossholder Group Advisors.

49.         “Crossholder Group Advisors” means, collectively, Paul Hastings LLP and PJT Partners LP, as advisors to the Crossholder Group.

50.         “Cure Claim” means a Claim (unless waived or modified by the applicable counterparty) based upon a Debtor’s defaults under an Executory Contract or an Unexpired Lease assumed by such Debtor under section 365 of the Bankruptcy Code, other than a default that is not required to be cured pursuant to section 365(b)(2) of the Bankruptcy Code.

51.         “D&O Liability Insurance Policies” means all insurance policies (including any “tail policy”) maintained by the Debtors as of the Petition Date for liabilities against any of the Debtors’ current

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or former directors, managers, officers, members, trustees, and/or employees and all agreements, documents, or instruments relating thereto.

52.         “Debtor” and “Debtors” have the meanings given to them in the Introduction.

53.         “Debtor Release” means the release given on behalf of the Debtors and their Estates to the Released Parties as set forth in Article VIII.C of the Plan.

54.         “Definitive Documents” has the meaning given to such term in the Restructuring Support Agreement.

55.         “DIP Agent” means Alter Domus (US) LLC, in its capacity as administrative agent and collateral agent under the DIP Documents.

56.         “DIP Claims” means any and all Claims arising under or relating to the DIP Documents.

57.         “DIP Claims Election Procedures” means the procedures by which Holders of DIP Claims shall elect to receive Exit Term Loans (if any) in lieu of Convertible A Exit Notes (if any) in satisfaction of a portion of such Holders’ DIP Claims in accordance with the terms of the Plan, which election shall be made following the Confirmation Date and prior to the Effective Date if the Litigation Proceeds Condition is not met prior to the Confirmation Date and which shall be included in the Plan Supplement; provided that if the Litigation Proceeds Condition is met prior to the Voting Deadline, the DIP Claims Election Procedures shall not be included in the Plan Supplement.

58.         “DIP Commitment Letter” means that certain letter agreement, dated as of January 16, 2024, by and among DSG and the DIP Commitment Parties, as may be amended, supplemented, or modified from time to time, including all exhibits and schedules thereto, a copy of which is filed at Docket No. 1659-1.

59.         “DIP Commitment Parties” means, collectively, the Initial DIP Commitment Parties and the Additional DIP Commitment Parties.

60.         “DIP Commitment Party Investment Option” means the option for the Initial DIP Commitment Parties to invest up to $50 million in New TopCo (which investment will then be invested by New TopCo in New HoldCo), based on a $500 million equity valuation for New HoldCo, which option may be exercised by the Initial DIP Commitment Parties on or before the nine-month anniversary of the Effective Date pursuant to the terms of the DIP Commitment Party Investment Option Documents.

61.         “DIP Commitment Party Investment Option Documents” means the documents governing the DIP Commitment Party Investment Option, which will be included in the Plan Supplement, and which shall be consistent with the DIP Commitment Letter and otherwise be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

62.         “DIP Commitment Premium” means the “Commitment Premium” as defined in the DIP Commitment Letter.

63.         “DIP Commitment Premium Claims” means the Claims on account of the DIP Commitment Premium set forth in the DIP Commitment Letter.

64.         “DIP Commitment Premium Equity” means 45% of the New TopCo Equity issued and outstanding on the Effective Date, which shall be distributed to the DIP Commitment Parties (or their

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designees) on account of the DIP Commitment Premium Claims in accordance with the Plan and subject to dilution by the DIP Commitment Party Investment Option and the Convertible A Exit Notes (if any).

65.         “DIP Credit Agreement” means that certain Subordinated Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of February 28, 2024 (as may be amended, supplemented, or otherwise modified from time to time), by and among DSG, as borrower, the DIP Lenders, and Alter Domus (US) LLC, as administrative agent and collateral agent.

66.         “DIP Documents” means the DIP Credit Agreement, the DIP Guaranty, the DIP Commitment Letter, and all other agreements, documents, and instruments (including any amendments, restatements, supplements, or modifications of any of the foregoing) related to or evidencing the DIP Loans issued pursuant to the DIP Credit Agreement, as such documents may be amended, supplemented, or otherwise modified from time to time in accordance with their terms.

67.         “DIP Facility” means the subordinated secured super-priority debtor-in-possession term loan facility in an initial aggregate principal amount of $450 million.

68.         “DIP Guaranty” means that certain Guaranty Agreement, dated as of February 28, 2024 (as may be amended, supplemented, or otherwise modified from time to time), by and among each of the Debtors and Alter Domus (US) LLC, as administrative agent and collateral agent.

69.         “DIP Lenders” means, collectively, the lenders under the DIP Credit Agreement.

70.         “DIP Loans” means the subordinated secured super-priority debtor-in-possession term loans issued pursuant to the DIP Facility.

71.         “DIP MOIC” means the “Minimum Return Premium” under and as defined in the DIP Credit Agreement.

72.         “DIP MOIC Equity” means 45% of the New TopCo Equity issued and outstanding on the Effective Date, which shall be distributed to the DIP Lenders (or their designees) in accordance with the Plan and subject to dilution by the DIP Commitment Party Investment Option and the Convertible A Exit Notes (if any).

73.         “DIP Order” means the Final Order (I) Authorizing the Debtors to (A) Enter Into and Perform Under the DIP Commitment Letter, (B) Obtain Postpetition Financing, (C) Use Proceeds of the DIP Facility to Make the First Lien Paydown, (D) Use Cash Collateral, (E) Grant Liens and Provide Claims with Superpriority Administrative Expense Status, and (F) Grant Adequate Protection to the Prepetition First Lien Secured Parties; (II) Modifying Automatic Stay; and (III) Granting Related Relief [Docket No. 1834], as may be amended, restated, supplemented, or otherwise modified from time to time.

74.         “Disclosure Statement” means the Disclosure Statement for the Debtors’ Joint Chapter 11 Plan of Reorganization, as may be amended, supplemented, or modified from time to time, including all exhibits and schedules thereto.

75.         “Disputed” means, with respect to any Claim or Interest, any Claim or Interest, or any portion thereof, (a) that is not Allowed, (b) that is not disallowed under the Plan or a Final Order nor deemed Allowed under section 502, 503, or 1111 of the Bankruptcy Code, or (c) for which a Proof of Claim or a motion for payment has been timely Filed with the Bankruptcy Court, to the extent the Debtors or any other party in interest has interposed a timely objection or request for estimation in accordance with the Plan, the Bankruptcy Code, or the Bankruptcy Rules, which objection or request for estimation has not been

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withdrawn or determined by a Final Order; provided, however, that in no event shall a Claim that is deemed Allowed pursuant to the Plan be a Disputed Claim.

76.         “Disputed Claims Reserve” means a reserve established by the Debtors on the Effective Date consisting of a portion of the Unsecured Claim Cash Distribution, as determined by the Debtors and the UCC, reserved for distributions on account of Disputed General Unsecured Claims that are subsequently Allowed after the Effective Date.

77.         “Distribution Agent” means, as applicable, the Reorganized Debtors or any Entity the Reorganized Debtors select to make or to facilitate distributions in accordance with the Plan (including as set forth in Article VI.B).

78.         “Distribution Designation Procedures” means the procedures by which Holders of DIP Claims (including DIP Commitment Premium Claims) and Junior Funded Debt Claims may designate that all or a portion of such Holder’s pro rata share of the Cash, DIP MOIC Equity, DIP Commitment Premium Equity, Convertible A Exit Notes (if any), Exit Term Loans (if any), Litigation CVRs (if any), and Junior Creditor Equity, as applicable, be distributed, registered (as applicable), and delivered to its designee(s), which procedures shall include, among other things, the requirement that each designee provide a completed and executed Investor Questionnaire, and be included in the Plan Supplement, and which designation(s) shall be made following the Confirmation Date and prior to the Effective Date.

79.         “Distribution Record Date” means the date for determining which Holders of Allowed Claims are eligible to receive distributions pursuant to the Plan; provided that the Distribution Record Date will not apply to the Debtors’ Securities held through DTC, and any distribution to be made to Holders of the Debtors’ Securities held through DTC will be treated consistent with the customary practices of DTC used in connection with such distributions.

80.         “DSG” means Debtor Diamond Sports Group, LLC.

81.         “DSN” means Debtor Diamond Sports Net, LLC.

82.         “DTC” means The Depository Trust Company.

83.         “Effective Date” means the date that is the first Business Day after the Confirmation Date on which (a) all conditions precedent to the occurrence of the Effective Date set forth in Article IX.A of the Plan have been satisfied or waived in accordance with Article IX.B of the Plan, and (b) no stay of the Confirmation Order is in effect.

84.         “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

85.         “Estate” means the estate of any Debtor created under sections 301 and 541 of the Bankruptcy Code upon the commencement of the applicable Debtor’s Chapter 11 Case.

86.         “Exculpated Party” means: (a) each Debtor and (b) the UCC and each UCC Member.

87.         “Executory Contract” means a contract or lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

88.         “Existing Equity Interest” means any Interest in DSG.

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89.         “Exit Term Loan Agent” means, if the Litigation Proceeds Condition is not met, the administrative agent to be appointed in accordance with the Exit Term Loan Documents.

90.         “Exit Term Loan Documents” means, if the Litigation Proceeds Condition is not met, collectively, the credit agreement and all other agreements, documents, and instruments evidencing the Exit Term Loans (if any) to be delivered and entered into in connection therewith, which shall be consistent with the term sheet attached as Exhibit 3 to the Restructuring Term Sheet and otherwise be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

91.         “Exit Term Loans” means, if the Litigation Proceeds Condition is not met, the term loans in an aggregate principal amount of up to $40 million (plus Capitalized DIP Interest) to be entered into by New TopCo pursuant to the Exit Term Loan Documents on the Effective Date, which Exit Term Loans must be elected by Holders of Allowed DIP Claims in accordance with the DIP Claims Election Procedures and which shall be consistent with the term sheet attached as Exhibit 3 to the Restructuring Term Sheet.

92.         “Fee Review Period” means the period of 10 Business Days commencing on the date that the Debtors, the First Lien Group Advisors, and the Crossholder Group Advisors receive reasonably detailed summary invoices for post-Confirmation Date fees and expenses in accordance with Article II.B.4 of the Plan.

93.         “File” or “Filed” means file or filed with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases, or, with respect to the filing of a Proof of Claim, the Claims Agent.

94.         “Final Decree” means the decree contemplated under Bankruptcy Rule 3022.

95.         “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter that has not been reversed, stayed, modified, or amended, and as to which the time to appeal, petition for certiorari, or move for reargument, reconsideration, or rehearing has expired and no appeal, petition for certiorari, or motion for reargument, reconsideration, or rehearing has been timely taken or filed, or as to which any appeal, petition for certiorari, or motion for reargument, reconsideration, or rehearing that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought or the new trial, reargument, reconsideration, or rehearing shall have been denied, resulted in no modification of such order, or has otherwise been dismissed with prejudice; provided, however, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure or any comparable rule of the Bankruptcy Rules may be filed relating to such order or judgment shall not cause such order or judgment to not be a Final Order.

96.         “First Lien Agent” means UMB Bank, National Association, solely in its capacity as administrative agent and collateral agent under the First Lien Credit Agreement, and any predecessor or successor administrative agent or collateral agent thereunder, in each case solely in its capacity as such.

97.         “First Lien Claims” means, collectively, all Claims against any Debtor arising under, derived from, or based upon the First Lien Term Loan Facility, including any First Lien Adequate Protection Claims under the Cash Collateral Order or the DIP Order.

98.         “First Lien Claims Cap” means the Allowed amount of First Lien Claims of $662 million; provided that (i) the AP Reduction Amount shall reduce the First Lien Claims Cap; (ii) the fees and expenses of the First Lien Group and the First Lien Agent (including the fees, expenses, and disbursements of the First Lien Group Advisors and counsel to the First Lien Agent) shall not count toward the First Lien Claims Cap; and (iii) each of (A) the par value of the $200 million in aggregate principal amount of Take Back

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Term Loans (regardless of whether it is distributed to Holders of First Lien Claims or whether the Holders of First Lien Claims receive Cash up to an amount of $90 million in lieu of up to $100 million of Take Back Term Loans on account of the Purchase Option), (B) the Cash distributed to Holders of First Lien Claims on the Effective Date, and (C) the First Lien Paydown, shall be counted towards the First Lien Claims Cap.

99.         “First Lien Credit Agreement” means that certain First Lien Credit Agreement, dated as of March 1, 2022, by and among Diamond Sports Intermediate Holdings LLC, DSG, as borrower, the First Lien Agent, and the other lenders party thereto, as such agreement, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

100.         “First Lien Group” means, collectively, the Holders of, or investment advisors, sub-advisors, or managers to beneficial holders of, the First Lien Claims and/or Junior Funded Debt Claims represented by the First Lien Group Advisors.

101.         “First Lien Group Advisors” means, collectively, Kramer Levin Naftalis & Frankel LLP, Centerview Partners LLC, and Hunton Andrews Kurth LLP, as advisors to the First Lien Group.

102.         “First Lien Paydown” means the repayment, directly from the proceeds of the DIP Facility, of the First Lien Term Loan Facility in the amount of $350 million, which repayment was made on the date of the closing of the DIP Facility pursuant to the DIP Order.

103.         “First Lien Term Loan Facility” means that certain prepetition secured term loan credit facility provided for under the First Lien Credit Agreement.

104.         “General Unsecured Claim” means any Claim against a Debtor that is not a Secured Claim and that is not: (a) an Administrative Claim; (b) a Priority Tax Claim; (c) an Other Secured Claim; (d) an Other Priority Claim; (e) a First Lien Claim; (f) a Second Lien Claim; (g) a Third Lien Claim; (h) an Unsecured Notes Claim; (i) a Go-Forward Trade Claim; (j) an Intercompany Claim; or (k) any claim arising under section 510(b) of the Bankruptcy Code.

105.         “Go-Forward Trade Claim” means any prepetition general unsecured Claim held by a trade claimant that provides, or will provide, goods and services necessary to the operation of the Debtors’ and Reorganized Debtors’ business, as determined by the Debtors (in consultation with the Required DIP Commitment Parties and the Strategic Investor), and which trade claimant will continue to do business with the Reorganized Debtors after the Effective Date; provided that such trade claimants will be consistent with the schedule provided by the Debtors to the UCC on February 21, 2024, and no trade claimant will be removed from such schedule without the reasonable consent of the UCC.

106.         “Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

107.         “Holder” means an Entity holding a Claim or an Interest, as applicable.

108.         “Impaired” means, with respect to any Class of Claims or Interests, a Claim or an Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

109.         “Indemnification Provisions” means each of the Debtors’ indemnification provisions in place immediately prior to the Effective Date whether in the Debtors’ bylaws, certificates of incorporation, other formation documents, board resolutions, or contracts for the current and former directors, officers, managers, employees, attorneys, other professionals, and agents of any of the Debtors and such current and former directors, officers, and managers’ respective Affiliates, excluding, if (and only if) the Litigation

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Proceeds Condition is not met, any such provisions that are in favor of, or for the benefit of, (a) any Holders of Existing Equity Interests, (b) any of such Holders’ respective Affiliates (excluding Debtor DSG and all of its direct and indirect subsidiaries), (c) with respect to each Person or Entity listed or described in the foregoing clause (a) or clause (b), each such Person’s or Entity’s current or former directors, officers, managers, or employees, or (d) any Person or Entity that may be a defendant in or otherwise liable in connection with the Sinclair-Related Litigations; provided, however, that such indemnification provisions do not include any provisions that require the Debtors or the Reorganized Debtors to make any payments or provide (i) any arrangements other than indemnification payments and reimbursement and advancement of expenses, or (ii) in respect of the Sinclair-Related Litigations, the Sinclair Settlement Order, any matter, fact, circumstance, condition, or event relating to the subject matter of the Sinclair-Related Litigations or the Sinclair Settlement Order, any fees, costs, expenses, or other payments made or incurred in connection with or related to any of the foregoing (including the Sinclair Settlement Deposit, any Sinclair Settlement Extension Payments, or any other payments made pursuant to the Sinclair Settlement Order).

110.         “Initial DIP Commitment Parties” means each of the financial institutions and other entities (other than DSG) party to the DIP Commitment Letter as of January 16, 2024, as “Initial Commitment Parties” thereunder.

111.         “Initial Distribution Date” means the date on which the Distribution Agent shall make initial distributions to Holders of Claims pursuant to the Plan, which shall be on or as soon as reasonably practicable after the Effective Date.

112.         “Intercompany Claim” means any Claim held by a Debtor against another Debtor.

113.         “Intercompany Interest” means any Interest held by a Debtor in another Debtor.

114.         “Interest” means any common stock, limited liability company interest, equity security (as defined in section 101(16) of the Bankruptcy Code), equity, ownership, profit interests, unit, or share in a Debtor, including all issued, unissued, authorized, or outstanding shares of capital stock of the Debtors and any other rights, options, warrants, stock appreciation rights, phantom stock rights, restricted stock units, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements, or commitments of any character relating to, or whose value is related to, any such interest or other ownership interest in any Debtor.

115.         “Investment Options” means, collectively, the DIP Commitment Party Investment Option and the Strategic Investor Investment Option.

116.         “Investor Questionnaire” means the accredited investor questionnaire to be submitted by Holders of DIP Claims and Junior Funded Debt Claims and/or their designees, as applicable, in accordance with the Distribution Designation Procedures.

117.         “JPM Parties” means JPMorgan Chase Funding Inc., JPMorgan Chase & Co., JPMorgan Chase Bank, N.A., and J.P. Morgan Securities LLC.

118.         “Judicial Code” means title 28 of the United States Code, 28 U.S.C. §§ 1–4001, as now in effect or hereafter amended, and the rules and regulations promulgated thereunder.

119.         “Junior Creditor Equity” means 10% of the New TopCo Equity in the aggregate issued and outstanding on the Effective Date, which will be distributed to Holders of Class 4 Claims (or their designees) on the Effective Date as set forth herein, and which shall be subject to dilution by the DIP Commitment Party Investment Option and the Convertible A Exit Notes (if any).

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120.         “Junior Funded Debt Claims” means, collectively, the Second Lien Claims, the Third Lien Claims, and the Unsecured Notes Claims.

121.         “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

122.         “LitigationCo” means, if the Litigation Proceeds Condition is not met, an entity created on or prior to the Effective Date that will hold 100% of the Class C Litigation Trust Interests.

123.         “Litigation CVR Proceeds” means $45 million in Cash from the Class C Litigation Proceeds.

124.         “Litigation CVRs” means, if the Litigation Proceeds Condition is not met, the contingent value rights issued by LitigationCo and distributed to the DIP Lenders (or their designees) in accordance with the Plan, which will obligate LitigationCo to pay the holders of such rights their pro rata share of $45 million in the aggregate from Litigation Proceeds received on account of the Class C Litigation Trust Interests after payment in full (or, as applicable, conversion) of the Convertible A Exit Notes and the Exit Term Loans.

125.         “Litigation Proceeds” means the net proceeds of the Sinclair-Related Litigations, which will be: (a) if the Litigation Proceeds Condition is met, (i) $495 million in Cash (inclusive of the Sinclair Settlement Deposit) plus (ii) Cash in the aggregate amount of Sinclair Settlement Extension Payments (if any), in each case, paid pursuant to the Sinclair Settlement Order; and (b) if the Litigation Proceeds Condition is not met, the aggregate amount of (i) the Sinclair Settlement Deposit, (ii) the Sinclair Settlement Extension Payments (if any), and (iii) all other proceeds received from the Sinclair-Related Litigations after the Effective Date.

126.         “Litigation Proceeds Condition” means the occurrence of the Sinclair Release Effective Date on or prior to the Effective Date.

127.         “Litigation Trust” means, if the Litigation Proceeds Condition is not met, the trust that will be created to hold and administer the Litigation Trust Assets following the Effective Date in accordance with the terms of the Plan and the Litigation Trust Agreement.

128.         “Litigation Trust Agreement” means, if the Litigation Proceeds Condition is not met, the trust agreement that, among other things, establishes the Litigation Trust and describes the powers, duties, and responsibilities of the Litigation Trustee, which shall be included in the Plan Supplement and in form and substance reasonably acceptable to the Debtors, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors.

129.         “Litigation Trust Assets” means, if the Litigation Proceeds Condition is not met, collectively: (a) the rights of the Debtors in the Sinclair-Related Litigations and the settlement set forth in the Sinclair Settlement Order and (b) the Litigation Trust Funding Amount; provided that, for the avoidance of doubt, to the extent received by the Debtors prior to the Effective Date, the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) shall be distributed to the Holders of certain Claims on the Effective Date as set forth herein and shall not constitute Litigation Trust Assets.

130.         “Litigation Trust Beneficiaries” means, if the Litigation Proceeds Condition is not met, the holders of Litigation Trust Interests.

131.         “Litigation Trust Documents” means, if the Litigation Proceeds Condition is not met, collectively, the Litigation Trust Agreement and any and all other documents related to the establishment

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of the Litigation Trust and the transfer of assets, documents, information, and Privileges of and by the Debtors and the Reorganized Debtors (solely in their capacity as successors to the Debtors), as applicable, to the Litigation Trust, which shall be in form and substance reasonably acceptable to the Debtors, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors.

132.         “Litigation Trust Expenses” means, if the Litigation Proceeds Condition is not met, the reasonable and documented expenses (including any taxes imposed on or payable by the Litigation Trust or in respect of the Litigation Trust Assets and professional fees) incurred by the Litigation Trust, any professionals retained by the Litigation Trust, and any additional amount determined to be necessary by the Litigation Trustee to adequately reserve for the operating expenses of the Litigation Trust that shall be paid out of the Litigation Trust Assets or the proceeds thereof.

133.         “Litigation Trust Funding Amount” means, if the Litigation Proceeds Condition is not met, $25 million in Cash.

134.         “Litigation Trust Interests” means, if the Litigation Proceeds Condition is not met, collectively, the Class A Litigation Trust Interests, the Class B Litigation Trust Interests, and the Class C Litigation Trust Interests.

135.         “Litigation Trustee” means, if the Litigation Proceeds Condition is not met, the Person designated to serve as the trustee of the Litigation Trust, who shall be selected by the Required DIP Commitment Parties, subject to the consent of the First Lien Group and the Debtors (which will not be unreasonably withheld, conditioned, or delayed) and pursuant to a process in accordance with the terms of the Restructuring Support Agreement (including the Restructuring Term Sheet) and whose identity will be disclosed in the Plan Supplement prior to the Effective Date, and any successor thereto appointed pursuant to the Litigation Trust Agreement.

136.         “Management Incentive Plan” means the post-emergence management incentive plan to be adopted by the New HoldCo Board on or after the Effective Date, which plan shall reserve up to 10% of the issued and outstanding New HoldCo Equity (or its equivalent in Awards, such as profits interests) as of the Effective Date for distributions to its participants.

137.         “Marquee Acquisition Right” means, if the Sinclair Release Effective Date occurs and subject to any restrictions under applicable law, Sinclair Parent’s right to cause another party to acquire the Marquee Interests pursuant to the Sinclair Settlement Order, which right must be exercised by no later than the six-month anniversary of the Effective Date.

138.         “Marquee Interests” means Debtor Sports Network, LLC’s equity interests in non-Debtor Marquee Sports Network, LLC.

139.         “NBA Term Sheet” means that certain Binding Term Sheet, dated as of November 1, 2023, by and among NBA Media Ventures, LLC, DSG, and each of DSG’s direct or indirect subsidiaries party thereto.

140.         “New A/R Facility” means that certain loan facility related to the sale of certain accounts receivable of the Debtors and/or the Reorganized Debtors, as applicable, pursuant to the New A/R Facility Documents.

141.         “New A/R Facility Borrower” means Diamond Sports Finance SPV II, LLC, a non-debtor special purpose vehicle entity established in connection with the New A/R Facility that is wholly owned by DSN.

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142.         “New A/R Facility Credit Agreement” means a loan and security agreement, to be entered into on or before the Effective Date, by and among the New A/R Facility Borrower, as borrower, DSN, as initial servicer, the administrative agent, the collateral agent, and the lenders party thereto, which shall be included in the Plan Supplement.

143.         “New A/R Facility Documents” means, collectively, the New A/R Facility Credit Agreement and any related agreements, documents, and instruments delivered or entered into in connection with the New A/R Facility, including any purchase and sale agreements, deposit account control agreements, back-up servicing agreements, new limited liability company agreements, and other documents related to or executed in connection therewith, which shall be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

144.         “New Convert Intercreditor Agreement” means, if the Litigation Proceeds Condition is not met, the intercreditor agreement dated as of the Effective Date with respect to the Convertible B Exit Notes, the Convertible A Exit Notes, and the Exit Term Loans (if any), which shall govern the common collateral thereunder, be included in the Plan Supplement, and be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

145.         “New Equity” means, collectively, the New HoldCo Equity and the New TopCo Equity.

146.         “New HoldCo” means a new Delaware limited liability company that will own, directly or indirectly, as the Effective Date, 100% of (a) New OpCo and (b) an entity that will hold, directly or indirectly through its ownership of Debtor Sports Network II, LLC (or its successor in interest), the YES Interests.

147.         “New HoldCo Board” means the board of managers of New HoldCo.

148.         “New HoldCo Equity” means the limited liability company membership interests issued by New HoldCo on the Effective Date.

149.         “New OpCo” means the entity, as of the Effective Date, that will own, directly or through one or more entities, all of the Reorganized Debtors’ operating assets (which, for the avoidance of doubt, will not include the Marquee Interests or the YES Interests), and which will be directly or indirectly wholly owned by New HoldCo.

150.         “New OpCo Intercreditor Agreement” means the intercreditor agreement dated as of the Effective Date with respect to the Take Back Term Loans, on the one hand, and the Convertible B Exit Notes, the Convertible A Exit Notes (if any), and the Exit Term Loans (if any), on the other hand, which shall govern the common collateral thereunder, be included in the Plan Supplement, and be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

151.         “New Organizational Documents” means the documents providing for corporate organization and governance of the Reorganized Debtors, including the charters, bylaws, operating agreements, shareholders agreements (including the New Shareholders Agreement), or such other applicable organizational documents, which shall be included in the Plan Supplement and consistent with the Restructuring Support Agreement, and in form and substance reasonably acceptable to the Debtors, the Required DIP Commitment Parties, and the Strategic Investor.

152.         “New Shareholders Agreement” means the agreement governing certain terms of the New TopCo Equity to which each holder of the New TopCo Equity shall be deemed a party and bound by the

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terms and conditions therein on, and as of, the Effective Date, regardless of whether such holder executes or delivers a signature page to such agreement.

153.         “New TopCo” means a new Delaware corporation that will be the indirect ultimate parent entity of the Reorganized Debtors immediately after consummation of the Restructuring Transactions to occur on or as of the Effective Date.

154.         “New TopCo Board” means the board of directors of New TopCo.

155.         “New TopCo Equity” means common shares issued by New TopCo.

156.         “NHL Term Sheet” means that certain Binding Term Sheet, dated as of December 14, 2023, by and among National Hockey League, NHL Interactive Cyberenterprises, LLC, NHL Enterprises, L.P., DSG, and each of DSG’s direct or indirect subsidiaries party thereto.

157.         “Non-Released Parties” means, if the Sinclair Release Effective Date does not occur by the Effective Date, (a) any Sinclair Party or any Sinclair-Related Litigations Defendant, (b) each such Sinclair Party’s or Sinclair-Related Litigations Defendant’s current and former Affiliates (other than DSG and its direct and indirect subsidiaries), and (c) each such Sinclair Party’s or Sinclair-Related Litigations Defendant’s and their current and former Affiliates’ (other than DSG and its direct and indirect subsidiaries) current and former members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries (other than DSG and its direct and indirect subsidiaries), participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such.

158.         “Notes” means, collectively, the Second Lien Notes, the Third Lien Notes, and the Unsecured Notes.

159.         “Other Priority Claim” means any Claim other than an Administrative Claim or a Priority Tax Claim entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

160.         “Other Secured Claim” means any Secured Claim that is not a First Lien Claim, Second Lien Claim, or Third Lien Claim.

161.         “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

162.         “Petition Date” means the date on which each of the Debtors commenced the Chapter 11 Cases.

163.         “Plan Securities” means the 1145 Securities and the Private Placement Securities.

164.         “Plan Supplement” means the compilation of documents and forms of documents, agreements, schedules, and exhibits to the Plan to be Filed by the Debtors as may be amended, supplemented, altered, or modified from time to time on the terms set forth herein and subject to the applicable consent rights as set forth in the Restructuring Support Agreement, the initial drafts of certain of such documents, to be Filed by the Debtors on or prior to seven calendar days prior to the Voting Deadline, and additional documents Filed with the Bankruptcy Court on or prior to the Effective Date, which will include: (a) the New Organizational Documents or term sheet summaries thereof; (b) the New Shareholders

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Agreement or a term sheet summary thereof; (c) the New A/R Facility Credit Agreement or a term sheet summary thereof; (d) the number and slate of directors or managers to be appointed to the New HoldCo Board and the New TopCo Board as of the Effective Date and any information to be disclosed in accordance with section 1129(a)(5) of the Bankruptcy Code; (e) the Schedule of Rejected Executory Contracts and Unexpired Leases; (f) the Schedule of Assumed Executory Contracts and Unexpired Leases; (g) the schedule of retained Causes of Action; (h) the note purchase agreement or similar documentation, as applicable, for the Convertible B Exit Notes; (i) the credit agreement for the Take Back Term Loans; (j) the Restructuring Steps Memorandum; (k) the New OpCo Intercreditor Agreement; (l) if the Litigation Proceeds Condition is not met, the New Convert Intercreditor Agreement; (m) if the Sinclair Release Effective Date has not occurred by the Voting Deadline, the DIP Claims Election Procedures; (n) if the Litigation Proceeds Condition is not met, the Litigation Trust Agreement (including the identity of the Litigation Trustee to the extent known and determined); (o) if the Litigation Proceeds Condition is not met, the indenture or similar documentation, as applicable, for the Convertible A Exit Notes; (p) if the Litigation Proceeds Condition is not met, the credit agreement for the Exit Term Loans; (q) if the Litigation Proceeds Condition is not met, the documentation evidencing the Litigation CVRs; (r) the agreement evidencing the DIP Commitment Party Investment Option; (s) the Purchase Option Election Procedures; (t) the Distribution Designation Procedures; and (u) any other necessary documentation related to the Restructuring Transactions.

165.         “Preference Actions” means any and all Causes of Action which any of the Debtors or the Estates have asserted or may assert under section 547 of the Bankruptcy Code or any state law equivalent or, to the extent such Causes of Action arise solely in connection with claims under section 547 of the Bankruptcy Code, section 550 of the Bankruptcy Code.

166.         “Prepetition Agents” means, collectively, the First Lien Agent, the Second Lien Term Loan Agent, the Second Lien Revolving Credit Facility Agent, and the Third Lien Agent.

167.         “Prepetition Agent and Trustee Fees and Expenses” means all reasonable and documented fees, indemnity claims, costs, and expenses (including the reasonable and documented fees and out-of-pocket expenses of counsel) incurred by the Prepetition Agents and Prepetition Notes Trustees under their respective Prepetition Credit Agreements and Prepetition Notes Indentures, including as authorized under the Cash Collateral Order, as applicable, incurred (and with respect to indemnity claims, asserted) either (a) prior to the Effective Date or (b) solely to the extent incurred in connection with the implementation of the Plan or the Confirmation Order, on or after the Effective Date.

168.         “Prepetition Credit Agreements” means, collectively, the First Lien Credit Agreement, the Second Lien Credit Agreement, and the Third Lien Credit Agreement.

169.         “Prepetition Intercreditor Agreement” means that certain First/Second/Third Lien Intercreditor Agreement, dated as of March 1, 2022, among UMB Bank, N.A. (as successor to Wilmington Savings Fund Society, FSB), as Priority Lien Agent, Wilmington Savings Fund Society, FSB, as Original Second Lien Credit Agreement Agent, U.S. Bank Trust Company, National Association, as Original Second Lien Indenture Trustee, Wilmington Savings Fund Society, FSB, as Original Third Lien Credit Agreement Agent, and U.S. Bank Trust Company, National Association, as Original Third Lien Indenture Trustee, as such agreement, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

170.         “Prepetition Notes Indentures” means, collectively, the Second Lien Notes Indenture, the Third Lien Notes Indenture, and the Unsecured Notes Indenture.

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171.         “Prepetition Notes Trustees” means, collectively, the Second Lien Notes Indenture Trustee, the Third Lien Notes Indenture Trustee, and the Unsecured Notes Indenture Trustee.

172.         “Prior Restructuring Support Agreement” means that certain Restructuring Support Agreement, dated as of March 15, 2023, by and among the Debtors, the supporting parties thereto, and any exhibits, schedules, attachments, or appendices thereto (in each case, as such may be amended, modified or supplemented in accordance with its terms), a copy of which is filed at Docket No. 26-2, which Prior Restructuring Support Agreement was terminated by the Debtors in accordance with its terms on November 6, 2023.

173.         “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

174.         “Private Placement Securities” means the Convertible B Exit Notes, the Investment Options, and any New Equity issued pursuant to the Investment Options.

175.         “Privilege” means any attorney-client privilege, work product protection, or other privilege, protection, or immunity (a) held by (i) any or all of the Debtors or the Estates or (ii) the board of managers or any committee of the board of managers of any of DSG, the Debtors, or the Estates (including any manager in his or her capacity as such), and (b) attaching to any documents, communications, or thing (whether written or oral), including all electronic information, relating to the Sinclair-Related Litigations that was created on or before the Effective Date, subject to the limitations as set forth in the Litigation Trust Documents.

176.         “Professional” means an Entity retained in the Chapter 11 Cases pursuant to a Final Order in accordance with sections 327, 363, and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Confirmation Date pursuant to section 327, 328, 329, 330, 331, or 363 of the Bankruptcy Code.

177.         “Professional Fee Claims” means, collectively, all Claims for accrued, contingent, and/or unpaid fees and expenses (including transaction and success fees) incurred by a Professional in the Chapter 11 Cases on or after the Petition Date and through and including the Confirmation Date that the Bankruptcy Court has not denied by Final Order. To the extent that the Bankruptcy Court or any higher court of competent jurisdiction denies or reduces by a Final Order any amount of a Professional’s fees or expenses, then those reduced or denied amounts shall no longer constitute Professional Fee Claims.

178.         “Professional Fee Escrow Account” means an interest-bearing account funded by the Debtors with Cash on or before the Effective Date in an amount equal to the Professional Fee Escrow Amount, provided that the Cash funds in the Professional Fee Escrow Account shall be increased from Cash on hand at the Reorganized Debtors to the extent applications are Filed after the Effective Date in excess of the amount of Cash funded into the Professional Fee Escrow Account as of the Effective Date.

179.         “Professional Fee Escrow Amount” means the aggregate amount of Professional Fee Claims estimated pursuant to Article II.B of the Plan.

180.         “Proof of Claim” means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases by the applicable Bar Date as established by the Bankruptcy Court.

181.         “Purchase Option” means the right of the Initial DIP Commitment Parties, individually and not jointly, to purchase for Cash on the Effective Date up to $100 million in the aggregate principal amount of Take Back Term Loans at a discount to par of 10% and in accordance with the Purchase Option

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Election Procedures, the Cash proceeds of which will be distributed on a pro rata basis to Holders of First Lien Claims on the Effective Date.

182.         “Purchase Option Election Procedures” means the procedures (to be filed as part of the Plan Supplement) for the Initial DIP Commitment Parties to (a) indicate their intention to exercise the Purchase Option and (b) fund the Cash for the Purchase Option, which procedures shall be in form and substance reasonably acceptable to the Debtors, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors.

183.         “Quarterly Distribution Date” means the twentieth day of the month following the end of each calendar quarter after the Effective Date (including, for the avoidance of doubt, the calendar quarter in which the Effective Date occurs) or as soon as reasonably practicable thereafter.

184.         “Related Fund” means, with respect to any Person, any fund, account, or investment vehicle that is controlled, advised, or managed by (a) such Person, (b) an Affiliate of such Person, or (c) the same investment manager, advisor, or subadvisor that controls, advises, or manages such Person or an Affiliate of such investment manager, advisor, or subadvisor.

185.         “Reinstate,” “Reinstated,” or “Reinstatement” means, with respect to Claims and Interests, that the Claim or Interest shall be rendered unimpaired in accordance with section 1124 of the Bankruptcy Code.

186.         “Released Parties” means, collectively, and in each case in its capacity as such: (a) each Debtor and Reorganized Debtor; (b) the Consenting Parties; (c) the Prepetition Notes Trustees; (d) the Prepetition Agents; (e) the UCC and each UCC Member; (f) if the Sinclair Release Effective Date occurs, the Sinclair-Related Litigations Defendants; and (g) and with respect to each Person or Entity listed or described in any of the foregoing clauses (a) through (f), each such Person’s or Entity’s current and former Affiliates, and each such Person’s or Entity’s and their current and former Affiliates’ current and former members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such; provided that the following Persons and Entities shall not be Released Parties: (i) a Person or Entity that either (A) elects to opt out of the releases contained in the Plan or (B) timely Files with the Bankruptcy Court on the docket of the Chapter 11 Cases an objection to the releases contained in the Plan that is not resolved before entry of the Confirmation Order; or (ii) other than (A) non-Debtor Diamond Sports Finance SPV, LLC and the New A/R Facility Borrower, (B) any Debtor that is a member or equity holder (regardless of whether such interests are held directly or indirectly) in a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, and (C) any members, directors, managers, officers, employees, or agents appointed by any Debtor at a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, any other Person or Entity affiliated with a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date and any non-Debtor Affiliates thereof; provided further that, notwithstanding anything to the contrary set forth herein, if the Sinclair Release Effective Date does not occur on or prior to the Effective Date, the Released Parties shall not include the Non-Released Parties; provided further that, if the Sinclair Release Effective Date occurs after the Effective Date but on or prior to the Sinclair Settlement Outside Date, the Non-Released Parties shall be deemed Released Parties as of the Sinclair Release Effective Date.

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187.         “Releasing Parties” means, collectively, and in each case in its capacity as such: (a) each Debtor and Reorganized Debtor; (b) the Consenting Parties; (c) all Holders of Claims (except as set forth in the proviso herein); (d) the Prepetition Notes Trustees; (e) the Prepetition Agents; (f) the UCC and each UCC Member; (g) if the Sinclair Release Effective Date occurs, the Sinclair-Related Litigations Defendants; and (h) with respect to each Person or Entity listed or described in any of the foregoing clauses (a) through (g), each such Person’s or Entity’s current and former Affiliates, and each such Person’s or Entity’s and their current and former Affiliates’ current and former members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such; provided that the following Persons and Entities shall not be Releasing Parties: (i) a Person or Entity that either (A) elects to opt out of the releases contained in the Plan or (B) timely Files with the Bankruptcy Court on the docket of the Chapter 11 Cases an objection to the releases contained in the Plan that is not resolved before entry of the Confirmation Order; (ii) other than (A) non-Debtor Diamond Sports Finance SPV, LLC and the New A/R Facility Borrower, (B) any Debtor that is a member or equity holder (regardless of whether such interests are held directly or indirectly) in a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, and (C) any members, directors, managers, officers, employees, or agents appointed by any Debtor at a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, any other Person or Entity affiliated with a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date and any non-Debtor Affiliates thereof; or (iii) Affiliates of JPMorgan Chase & Co. other than the JPM Parties; provided further that, notwithstanding anything to the contrary set forth herein, if the Sinclair Release Effective Date does not occur on or prior to the Effective Date, the Releasing Parties shall not include the Non-Released Parties; provided further that if the Sinclair Release Effective Date occurs after the Effective Date but on or prior to the Sinclair Settlement Outside Date, the Non-Released Parties shall be deemed Releasing Parties as of the Sinclair Release Effective Date.

188.         “Reorganized Debtor” means a Debtor, or any successor or assign thereto, including any entity established to acquire, directly or indirectly, all or a portion of the assets of DSG and/or its direct and indirect subsidiaries, by merger, consolidation, reorganization, or otherwise, in the form of a corporation, limited liability company, partnership, or other form, as the case may be, on and after the Effective Date, including New TopCo and New HoldCo, as set forth in the Restructuring Steps Memorandum.

189.         “Reorganized DSN” means Debtor Diamond Sports Net, LLC, upon its emergence from the Chapter 11 Cases pursuant to the terms of the Plan, or any successor thereto or assign thereof.

190.         “Required Consenting First Lien Creditors” means, as of the relevant date, Consenting Creditors who own or control more than 50% in aggregate principal amount of the outstanding First Lien Claims owned or controlled by all Consenting Creditors in the aggregate as of such date.

191.         “Required Consenting Parties” means, as of the relevant date, each of (a) the Required Consenting First Lien Creditors, (b) the Strategic Investor, and (c) the Required DIP Commitment Parties.

192.         “Required DIP Commitment Parties” means, as of the relevant date, Initial DIP Commitment Parties who own or control more than 66.67% in aggregate principal amount of the outstanding DIP Loans and/or commitments under the DIP Commitment Letter, as applicable, that are owned or controlled by Initial DIP Commitment Parties in the aggregate as of such date.

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193.         “Restructuring Steps Memorandum” means the summary of transaction steps to complete the restructuring contemplated by the Plan, which shall be included in the Plan Supplement and in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

194.         “Restructuring Support Agreement” means that certain restructuring support agreement, dated as of January 16, 2024, by and among the Debtors, the Consenting Creditors party thereto, and the Strategic Investor, including any exhibits, schedules, attachments, or appendices thereto, as amended and restated by the Amended and Restated Restructuring Support Agreement, dated as of February 26, 2024, by and among the Debtors, the Consenting Creditors party thereto, the Strategic Investor, and the UCC, and any exhibits, schedules, attachments, or appendices thereto (in each case, as such may be further amended, modified or supplemented in accordance with its terms), a copy of which is filed at Docket No. 1829-1.

195.         “Restructuring Term Sheet” means the term sheet (including any exhibits and any other attachments thereto) attached as Exhibit A to the Restructuring Support Agreement (in each case, as such term sheet may be amended, modified, or supplemented in accordance with its terms).

196.         “Restructuring Transactions” means the transactions described in Article IV.B of the Plan.

197.         “Schedule of Assumed Executory Contracts and Unexpired Leases” means the list of Executory Contracts and Unexpired Leases (with proposed amounts for Cure Claims) that will be assumed (or assumed and assigned) by the Reorganized Debtors pursuant to the Plan on the Effective Date, which list shall be included in the Plan Supplement and shall otherwise be in form and substance reasonably acceptable to the Debtors, the Required DIP Commitment Parties, and the Strategic Investor.

198.         “Schedule of Rejected Executory Contracts and Unexpired Leases” means the list of Executory Contracts and Unexpired Leases that will be rejected by the Reorganized Debtors pursuant to the Plan on the Effective Date, which list shall be included in the Plan Supplement and shall otherwise be in form and substance reasonably acceptable to the Debtors, the Required DIP Commitment Parties, and the Strategic Investor.

199.         “Second Lien Claims” means, collectively, the Second Lien Revolving Loan Claims, the Second Lien Term Loan Claims, and the Second Lien Notes Claims, and which shall not include any Second Lien Adequate Protection Claims (as defined in the Cash Collateral Order), which Second Lien Adequate Protection Claims shall not be Allowed Claims.

200.         “Second Lien Credit Agreement” means that certain Second Lien Credit Agreement, dated as of March 1, 2022, by and among Diamond Sports Intermediate Holdings LLC, DSG, as borrower, Wilmington Savings Fund Society, FSB, as collateral agent, JPMorgan Chase Bank, N.A. (or any successor thereto), as Revolving Credit Facility Agent (as defined therein), and the issuing banks and lenders party thereto, as such agreement, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

201.         “Second Lien Group” means, collectively, the Holders of, or investment advisors, sub-advisors, or managers of Holders of, First Lien Claims, Second Lien Claims, Third Lien Claims, and/or Unsecured Notes Claims represented by Gibson, Dunn & Crutcher LLP and Evercore Group L.L.C.

202.         “Second Lien Notes” means the 5.375% senior secured second lien notes due August 15, 2026, issued pursuant to the Second Lien Notes Indenture.

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203.         “Second Lien Notes Claims” means, collectively, all Claims against any Debtor arising under, derived from, or based upon the Second Lien Notes or the Second Lien Notes Indenture.

204.         “Second Lien Notes Indenture” means that certain Indenture, dated as of March 1, 2022, among DSG and Diamond Sports Finance Company, as issuers, the other Grantors party thereto from time to time, and U.S. Bank Trust Company, National Association (or any successor thereto), as trustee and notes collateral agent, as amended, restated, adjusted, waived, renewed, extended, supplemented, or otherwise modified from time to time in accordance with the terms thereof.

205.         “Second Lien Notes Indenture Trustee” means Delaware Trust Company (and its predecessors and successors thereto), solely in its capacity as indenture trustee under the Second Lien Notes Indenture.

206.         “Second Lien Revolving Credit Facility” means that certain prepetition secured revolving credit facility provided for under the Second Lien Credit Agreement.

207.         “Second Lien Revolving Credit Facility Agent” means Wilmington Savings Fund Society, FSB, solely in its capacity as Revolving Credit Facility Agent under (and as defined in) the Second Lien Credit Agreement, and any predecessor or successor Revolving Credit Facility Agent thereunder, in each case solely in its capacity as such.

208.         “Second Lien Revolving Loan Claims” means, collectively, all Claims against any Debtor arising under, derived from, or based upon the Second Lien Revolving Credit Facility.

209.         “Second Lien Term Loan Agent” means Wilmington Savings Fund Society, FSB, solely in its capacity as term facility agent and collateral agent under the Second Lien Credit Agreement, and any predecessor or successor term facility agent or collateral agent thereunder, in each case solely in its capacity as such.

210.         “Second Lien Term Loan Claims” means, collectively, all Claims against any Debtor arising under, derived from, or based upon the Second Lien Term Loan Facility.

211.         “Second Lien Term Loan Facility” means that certain prepetition secured term loan credit facility provided for under the Second Lien Credit Agreement.

212.         “Secured Claim” means a Claim: (a) secured by a valid, perfected, and enforceable Lien on collateral to the extent of the value of such collateral, as determined in accordance with section 506(a) of the Bankruptcy Code or (b) subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

213.         “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, or any similar federal, state, or local law, as now in effect or hereafter amended, and the rules and regulations promulgated thereunder.

214.         “Security” has the meaning set forth in section 2(a)(1) of the Securities Act.

215.         “Sinclair-Related Litigations” means, collectively, (a) Adversary Proceeding Case No. 23-03134 against Sinclair Broadcast Group, Inc., Sinclair Television Group, Inc., Diamond Sports TopCo LLC, Diamond Sports Intermediate Holdings LLC, Diamond Sports Intermediate Holdings A LLC, Diamond Sports Holdings LLC, certain individuals currently or formerly affiliated with Sinclair Parent, and Bally’s Corporation (and any other defendants that may later be added), (b) Adversary Proceeding Case

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No. 23-03135 against JPMorgan Chase Funding Inc. and JPMorgan Chase & Co. (and any other defendants that may later be added), (c) any other litigation commenced or that could be commenced by or on behalf of any Debtor or Estate against (i) the Sinclair Parties, (ii) the JPM Parties, or (iii) Bally’s Corporation, and (d) any other litigation commenced or that could be commenced by or on behalf of any Debtor or Estate against non-Sinclair Parties arising out of, or otherwise relating to, the same transactions or occurrences that are the subject of clauses (a) through (c) of this definition.

216.         “Sinclair-Related Litigations Defendant” means, collectively, any Sinclair Party, any JPM Party, Bally’s Corporation, or any other Person or Entity that is or may be a defendant in any Sinclair-Related Litigations.

217.         “Sinclair Parent” means Sinclair, Inc., a Maryland corporation.

218.         “Sinclair Parties” means Sinclair Parent and its Affiliates that are not Debtors (or direct or indirect subsidiaries of the Debtors).

219.         “Sinclair Party Claims” means, collectively, any (a) Claim on account of deferred management fees and incentive fees (whether accrued or to be earned), which Claims were released and waived as of the date of the entry of the Sinclair Settlement Order, and (b) any indemnification claim held by any Sinclair Party or any Sinclair Party’s current or former directors, officers, or employees against any Debtor and any other potential or actual claim or Cause of Action held by any Sinclair Party against any Debtor, which claims and Causes of Action in this clause (b) shall be deemed disallowed pursuant to section 502(d) of the Bankruptcy Code and/or shall otherwise be discharged, cancelled, released, and extinguished, and shall be of no further force or effect, in each case, as of the Sinclair Release Effective Date. For the avoidance of doubt, Holders of Sinclair Party Claims shall not receive any distribution pursuant to the Plan on account of such Sinclair Party Claims.

220.         “Sinclair Release Effective Date” means the date on which the Debtors have received $495 million in Cash (including the Sinclair Settlement Deposit, but excluding any Sinclair Settlement Extension Payments (if any)) pursuant to the Sinclair Settlement Order, which date must occur on or prior to the Sinclair Settlement Outside Date; provided that if the Debtors have not received such $495 million in Cash pursuant to the Sinclair Settlement Order on or prior to the Sinclair Settlement Outside Date, then (a) none of the mutual releases set forth in the Sinclair Settlement Order shall become effective, (b) DSG may retain all payments in Cash received pursuant to the Sinclair Settlement Order (including the Sinclair Settlement Deposit and any Sinclair Settlement Extension Payments), if any, and (c) all parties will retain all claims, Causes of Action, and defenses as set forth in the Sinclair Settlement Order.

221.         “Sinclair Settlement Deposit” means a $50 million Cash deposit received by the Debtors pursuant to the Sinclair Settlement Order towards payment of the full $495 million in Cash agreed to be paid pursuant to the Sinclair Settlement Order.

222.         “Sinclair Settlement Extension Payments” means $6 million in non-refundable Cash payments to the Debtors for each 15-day extension to the Sinclair Settlement Outside Date paid to the Debtors in accordance with the Sinclair Settlement Order, which payments may not exceed $24 million in the aggregate.

223.         “Sinclair Settlement Order” means the Order (I) Authorizing and Approving the Settlement By and Among the Debtors and Sinclair, JPM, and Bally’s and (II) Granting Related Relief [Docket No. 1849], as may be amended, restated, supplemented, or otherwise modified from time to time.

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224.         “Sinclair Settlement Outside Date” means 60 calendar days following the date on which the Sinclair Settlement Order is entered by the Bankruptcy Court, as such date may be extended in exchange for Sinclair Settlement Extension Payments pursuant to the terms of the Sinclair Settlement Order, and which date may not be extended beyond the date that is 120 calendar days following the date on which the Sinclair Settlement Order is entered by the Bankruptcy Court.

225.         “Sports Leagues” means collectively, Major League Baseball, the National Basketball Association, the National Hockey League, and the teams in such leagues.

226.         “SPV Cash” means all Cash held by non-Debtor Diamond Sports Finance SPV, LLC on or prior to the Effective Date (prior to giving effect to the Restructuring Transactions), which Cash shall be used to fund Cash distributions pursuant to the Plan on the Effective Date or otherwise contributed to the balance sheet(s) of New OpCo and/or its wholly-owned subsidiaries (other than the New A/R Facility Borrower) on the Effective Date.

227.         “Strategic Investor” means Amazon.com Services LLC.

228.         “Strategic Investor Investment Option” means the option for the Strategic Investor to invest up to $50 million in New HoldCo, based on a $500 million equity valuation for New HoldCo, which option may be exercised by the Strategic Investor on or before the nine-month anniversary of the Effective Date pursuant to the terms of the Convertible B Exit Notes Commitment Letter and the Convertible B Exit Notes Documents.

229.         “Take Back Debt Documents” means, collectively, the credit agreement and all other agreements, documents, and instruments evidencing the Take Back Term Loans to be delivered and entered into in connection therewith, which shall be consistent with the term sheet attached as Exhibit 5 to the Restructuring Term Sheet and otherwise in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties.

230.         “Take Back Term Loans” means the take back term loans in the aggregate principal amount of $200 million issued by Reorganized DSN and guaranteed by all wholly-owned subsidiaries of Reorganized DSN (other than the New A/R Facility Borrower and subject to customary exceptions to be agreed) on the Effective Date pursuant to the terms of the Take Back Debt Documents, and which shall be consistent with the term sheet attached as Exhibit 5 to the Restructuring Term Sheet.

231.         “Tax Code” means title 26 of the United States Code, 26 U.S.C. §§ 1–9834, as now in effect or hereafter amended, and the rules and regulations promulgated thereunder.

232.         “Third-Party Release” means the release given by each of the Releasing Parties to the Released Parties as set forth in Article VIII.D of the Plan.

233.         “Third Lien Agent” means Wilmington Savings Fund Society, FSB, solely in its capacity as collateral agent under the Third Lien Credit Agreement, and any predecessor or successor administrative or collateral agent thereunder, in each case solely in its capacity as such.

234.         “Third Lien Claims” means, collectively, all Third Lien Term Loan Claims and all Third Lien Notes Claims.

235.         “Third Lien Credit Agreement” means that certain Credit Agreement, dated as of August 23, 2019, by and among Diamond Sports Intermediate Holdings LLC, DSG, as borrower, Wilmington Savings Fund Society, FSB, as collateral agent, and the issuing banks and lenders party thereto,

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as amended by the First Amendment, dated as of December 20, 2019, and the Second Amendment, dated as of March 1, 2022, as such agreement, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

236.         “Third Lien Notes” means the 5.375% senior secured third lien notes due August 15, 2026, issued pursuant to the Third Lien Notes Indenture.

237.         “Third Lien Notes Claims” means, collectively, all Claims against any Debtor arising under, derived from, or based upon the Third Lien Notes or the Third Lien Notes Indenture.

238.         “Third Lien Notes Indenture” means that certain Indenture, dated as of August 2, 2019, among DSG and Diamond Sports Finance Company, as issuers, the other Grantors party thereto from time to time, and U.S. Bank Trust Company, National Association (or any successor thereto), as indenture trustee, as amended and supplemented by Supplemental Indenture No. 1, dated as of August 23, 2019, by and among the Grantors named therein and U.S. Bank Trust Company, National Association, Supplemental Indenture No. 2, dated as of December 20, 2019, by and among DSG and Diamond Sports Finance Company, as issuers, the other Grantors named therein, and U.S. Bank Trust Company, National Association, Supplemental Indenture No. 3, dated as of June 3, 2020, by and among the Grantors named therein and U.S. Bank Trust Company, National Association, and Supplemental Indenture No. 4, dated as of March 1, 2022, by and among DSG and Diamond Sports Finance Company, as issuers, the other Grantors named therein, and U.S. Bank Trust Company, National Association, and as further amended, restated, adjusted, waived, renewed, extended, supplemented, or otherwise modified from time to time.

239.         “Third Lien Notes Indenture Trustee” means Delaware Trust Company (and its predecessors and successors thereto), solely in its capacity as indenture trustee under the Third Lien Notes Indenture.

240.         “Third Lien Term Loan Claims” means, collectively, all Claims against any Debtor arising under, derived from, or based upon the Third Lien Term Loan Facility.

241.         “Third Lien Term Loan Facility” means that certain prepetition secured term loan credit facility provided for under the Third Lien Credit Agreement.

242.         “Treasury Regulations” means the tax regulations issued by the U.S. Internal Revenue Service in connection with the Tax Code, as may be amended from time to time.

243.         “U.S. Trustee” means the Office of the United States Trustee for the Southern District of Texas (Region 7).

244.         “UCC” means the official committee of unsecured creditors appointed by the U.S. Trustee in the Chapter 11 Cases pursuant to the Notice of Appointment of Official Committee of Unsecured Creditors [Docket No. 247], as may be reconstituted from time to time.

245.         “UCC Members” means, each in its capacity as a member of the UCC: (a) Harte-Hanks Response Management/Austin, Inc.; (b) Intelsat US LLC; (c) U.S. Bank Trust Company, National Association, as Indenture Trustee; and (d) VITAC Corporation.

246.         “UCC Settlement” means the settlement of the UCC’s potential objections to the DIP Facility and the restructuring transactions contemplated under the restructuring support agreement, dated as of January 16, 2024, a copy of which is filed at Docket No. 1613, the terms of which are set forth in the

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Restructuring Support Agreement and which settlement has been or will be implemented pursuant to the DIP Order, the Plan, and the Confirmation Order.

247.         “Unexpired Lease” means a lease of nonresidential real property to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

248.         “Unimpaired” means a Class of Claims or Interests that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

249.         “Unsecured Claim Cash Distribution” means Cash in an amount equal to the lesser of (a) a dollar amount equal to a 6% Cash recovery on an aggregate basis to all Holders of Allowed General Unsecured Claims and (b) $13 million.

250.         “Unsecured Notes” means the 6.625% senior notes due August 15, 2027, issued pursuant to the Unsecured Notes Indenture.

251.         “Unsecured Notes Claims” means, collectively, all Claims against any Debtor arising under, derived from, or based upon the Unsecured Notes or the Unsecured Notes Indenture.

252.         “Unsecured Notes Indenture” means that certain Indenture, dated as of August 2, 2019, among DSG and Diamond Sports Finance Company, as Issuers, the other guarantors from time to time party thereto, and U.S. Bank Trust Company, National Association, as trustee, as amended, restated, adjusted, waived, renewed, extended, supplemented, or otherwise modified from time to time in accordance with the terms thereof.

253.         “Unsecured Notes Indenture Trustee” means U.S. Bank Trust Company, National Association (or any successor thereto), solely in its capacity as indenture trustee under the Unsecured Notes Indenture.

254.         “Voting Deadline” means the deadline to submit votes to accept or reject the Plan set forth in the order approving the Disclosure Statement, as may be modified in accordance with such order.

255.         “YES Interests” means Debtor Sports Network II, LLC’s equity interests in non-Debtor Red Seam Holdings, LLC.

B.	Rules of Interpretation

For purposes of the Plan, except as otherwise provided in the Plan: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (2) unless otherwise specified, any reference in the Plan to an existing document, schedule, or exhibit, shall mean such document, schedule, or exhibit, as it may have been or may be amended, modified, or supplemented; (3) unless otherwise specified, all references in the Plan to “Articles” and “Sections” are references to Articles and Sections, respectively, hereof or hereto; (4) the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to any particular portion of the Plan; (5) any effectuating provisions may be interpreted by the Debtors or the Reorganized Debtors, as applicable, in such a manner that is consistent with the overall purpose and intent of the Plan all without further notice to or action, order, or approval of the Bankruptcy Court or any other Entity; (6) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (7) unless otherwise specified in the Plan, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (8) any term used in capitalized form in the

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Plan that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as applicable; (9) references to docket numbers of documents Filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (10) references to “Proofs of Claim,” “Holders of Claims,” “Disputed Claims,” and the like shall include “Proofs of Interest,” “Holders of Interests,” “Disputed Interests,” and the like as applicable; (11) references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable state limited liability company laws; (12) the terms “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation”; and (13) except as otherwise provided in the Plan, any reference to the Effective Date shall mean the Effective Date or as soon as reasonably practicable thereafter.

C.	Computation of Time

Unless otherwise specifically stated in the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed in the Plan. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day.

D.	Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of New York, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction, and implementation of the Plan, any agreements, documents, instruments, or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, shall be governed by the laws of the state of incorporation or formation of the relevant Debtor or Reorganized Debtor, as applicable.

E.	Reference to Monetary Figures

All references in the Plan to monetary figures refer to currency of the United States of America, unless otherwise expressly provided herein.

F.	Reference to the Debtors or the Reorganized Debtors

Except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or to the Reorganized Debtors mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

G.	Certain Consent Rights

Notwithstanding anything in the Plan or the Confirmation Order to the contrary (including Article XII.J of the Plan), all consent rights, including the various consent rights of the Consenting Parties set forth in the Restructuring Support Agreement, with respect to the form and substance of the Plan, the Plan Supplement, and any other applicable Definitive Documents shall be incorporated herein by this reference and fully enforceable as stated herein until such time as the Restructuring Support Agreement is terminated in accordance with its terms. For the avoidance of doubt, the failure to specify a particular consent right in the Plan or the Confirmation Order that is otherwise set forth in the Restructuring Support Agreement does not in any way impair, alter, or amend such consent or consultation rights, which remain

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binding on the parties to the Restructuring Support Agreement and are incorporated into the Plan, the Plan Supplement, the Confirmation Order, and any other related Definitive Documents.

H.	Controlling Document

In the event of an inconsistency between the Plan and the Disclosure Statement, the terms of the Plan shall control in all respects.  Except as otherwise expressly provided for herein, in the event of an inconsistency between the Plan and the Plan Supplement, the Plan shall control. In the event of any inconsistency between the Plan, the Plan Supplement, and the Confirmation Order, the Confirmation Order shall control.

Article II.

ADMINISTRATIVE AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and thus are excluded from the Classes of Claims set forth in Article III of the Plan.

A.	Administrative Claims

Unless otherwise agreed to by the Holders of an Allowed Administrative Claim and the Debtors or the Reorganized Debtors, as applicable, each Holder of an Allowed Administrative Claim (other than Holders of DIP Claims, Professional Fee Claims, and Claims for fees and expenses pursuant to section 1930 of the Judicial Code) will receive in full and final satisfaction of its Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim in accordance with the following: (1) if an Administrative Claim is Allowed as of the Effective Date, on the Effective Date (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (2) if such Administrative Claim is not Allowed as of the Effective Date, no later than 60 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (3) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holders of such Allowed Administrative Claim; or (4) at such time and upon such terms as set forth in a Final Order of the Bankruptcy Court.

Except for Claims subject to section 503(b)(1)(D) of the Bankruptcy Code, Claims arising under section 503(b)(9) of the Bankruptcy Code (for which the general Bar Date applies), Claims for fees and expenses pursuant to section 1930 of the Judicial Code, Professional Fee Claims, DIP Claims, and Claims for professional fees and expenses to be paid pursuant to the Cash Collateral Order, the DIP Order, and/or the Restructuring Support Agreement, and unless previously Filed, requests for payment of Administrative Claims must be Filed and served no later than the Administrative Claims Bar Date pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order; provided that the Administrative Claims Bar Date does not apply to Administrative Claims incurred by the Debtors in the ordinary course of their business as conducted prior to the Petition Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules, and prior Bankruptcy Court orders, the Allowed amounts, if any, of Administrative Claims shall be determined by, and satisfied in accordance with an order that becomes a Final Order of, the Bankruptcy Court.

Holders of Administrative Claims that are required to File and serve a request for payment of such Administrative Claims that do not File and serve such a request by the Administrative Claims

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Bar Date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors, the Reorganized Debtors, or the property of any of the foregoing, and such Administrative Claims shall be deemed discharged as of the Effective Date without the need for any objection from the Reorganized Debtors or any notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

B.	Professional Fee Claims
1.	Professional Fee Escrow Account

As soon as reasonably practicable after the Confirmation Date, and no later than one Business Day prior to the Effective Date, the Debtors shall establish and fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Escrow Amount. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals and for no other Entities until all Professional Fee Claims Allowed by the Bankruptcy Court have been irrevocably paid in full to the Professionals pursuant to one or more Final Orders of the Bankruptcy Court. No Liens, claims, or interests shall encumber the Professional Fee Escrow Account or Cash held in the Professional Fee Escrow Account in any way. Funds held in the Professional Fee Escrow Account shall not be considered property of the Estates, the Debtors, or the Reorganized Debtors.

The amount of Professional Fee Claims owing to the Professionals shall be paid in Cash to such Professionals by the Debtors or the Reorganized Debtors, as applicable, from the funds held in the Professional Fee Escrow Account as soon as reasonably practicable after such Professional Fee Claims are Allowed by an order of the Bankruptcy Court; provided that the Debtors’ and the Reorganized Debtors’ obligations to pay Allowed Professional Fee Claims shall not be limited nor be deemed limited to funds held in the Professional Fee Escrow Account. When all Professional Fee Claims Allowed by the Bankruptcy Court have been irrevocably paid in full to the Professionals pursuant to one or more Final Orders of the Bankruptcy Court, any remaining funds held in the Professional Fee Escrow Account shall promptly be paid to the Reorganized Debtors without any further notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

2.	Final Fee Applications and Payment of Professional Fee Claims

All final requests for payment of Professional Fee Claims for services rendered and reimbursement of expenses incurred prior to the Confirmation Date must be Filed no later than 45 days after the Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Fee Claims after notice in accordance with the procedures established by the Bankruptcy Code, Bankruptcy Rules, and prior Bankruptcy Court orders. The Reorganized Debtors shall pay the amount of the Allowed Professional Fee Claims owing to the Professionals in Cash to such Professionals, including from funds held in the Professional Fee Escrow Account when such Professional Fee Claims are Allowed by entry of an order of the Bankruptcy Court.

3.	Professional Fee Escrow Amount

The Professionals shall provide a reasonable and good-faith estimate of their fees and expenses incurred in rendering services to the Debtors before and as of the Effective Date projected to be outstanding as of the Effective Date, and shall deliver such estimate to the Debtors no later than five days prior to the anticipated Effective Date; provided, however, that such estimate shall not be considered an admission or limitation with respect to the fees and expenses of such Professional and such Professionals are not bound to any extent by the estimates. If a Professional does not provide an estimate, the Debtors may estimate a reasonable amount of unbilled fees and expenses of such Professional, taking into account any prior

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payments; provided, however, that such estimate shall not be binding or considered an admission with respect to the fees and expenses of such Professional. The total aggregate amount so estimated as of the Effective Date shall be utilized by the Debtors to determine the amount to be funded to the Professional Fee Escrow Account, provided, however, that the Reorganized Debtors shall use Cash on hand to increase the amount of the Professional Fee Escrow Account to the extent fee applications are Filed after the Effective Date in excess of the amount held in the Professional Fee Escrow Account based on such estimates.

4.	Post-Confirmation Date Fees and Expenses

From and after the Confirmation Date, the Debtors or the Reorganized Debtors, as applicable, shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses incurred by the Debtors, the Reorganized Debtors, or the UCC, as applicable. Following the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court; provided that any Professional retained in the Chapter 11 Cases will provide reasonably detailed summary invoices to the First Lien Group Advisors and the Crossholder Group Advisors for any fees and expenses earned or incurred after the Confirmation Date and on and before the Effective Date, and the First Lien Group and/or the Crossholder Group shall have until the expiration of the Fee Review Period to inform the Debtors and the relevant Professionals that they dispute all or a portion of the fees and expenses contained in any such invoices.

The Debtors and the Reorganized Debtors, as applicable, shall pay, within 5 Business Days after the conclusion of the Fee Review Period, any such claims for compensation or reimbursement of expenses incurred by the Professionals of the Debtors, the Reorganized Debtors, or the UCC, as applicable, which are not subject to dispute by the Debtors or the Reorganized Debtors, as applicable, the First Lien Group, or the Crossholder Group. If the Debtors or the Reorganized Debtors, as applicable, the First Lien Group, or the Crossholder Group dispute the reasonableness of such invoice prior to the expiration of the Fee Review Period, (i) the disputed portion of such invoice shall not be paid until the dispute is resolved and (ii) the Debtors or the Reorganized Debtors, as applicable, or the affected Professional may submit such dispute to the Bankruptcy Court for a determination of the reasonableness of any such invoice. Notwithstanding anything to the contrary contained herein, any success fees, restructuring fees, or similar back-end fees earned by any Professionals retained by the Debtors or the UCC shall not be paid unless and until such fees are approved by the Bankruptcy Court.

C.	DIP Claims

As of the Effective Date, the DIP Claims shall be Allowed in the full amount outstanding under the DIP Documents, including principal, interest, fees, and expenses. On the Effective Date, except to the extent that a Holder of an Allowed DIP Claim agrees to a less favorable treatment of its Allowed DIP Claim (other than DIP Commitment Premium Claims), in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed DIP Claim, each Holder of an Allowed DIP Claim (or its designee(s) as designated pursuant to and in accordance with the Distribution Designation Procedures) shall receive its pro rata share of: (1) the DIP MOIC Equity; (2) $240 million in Cash from the proceeds of the New A/R Facility and the Convertible B Exit Notes; (3) (a) if the Litigation Proceeds Condition is met, (i) $210 million plus the amount of any Capitalized DIP Interest in Cash from the Class C Litigation Proceeds and (ii) the Litigation CVR Proceeds, or (b) if the Litigation Proceeds Condition is not met, (x) 80% of the Cash from each of the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) and (y) (i) at the election of the Holder of the Allowed DIP Claim in accordance with the DIP Claims

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Election Procedures, Convertible A Exit Notes, and/or Exit Term Loans (up to an aggregate cap of $40 million plus Capitalized DIP Interest in aggregate principal amount of Exit Term Loans) in an aggregate principal amount equal to $210 million (which shall be reduced by the amount of Cash distributed to the Holders of DIP Claims from the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any)) plus the amount of Capitalized DIP Interest, and (ii) the Litigation CVRs; and (4) payment in full in Cash of any other DIP Claims, including any accrued and unpaid interest, fees, or other amounts owed under the DIP Documents (other than DIP Commitment Premium Claims). Notwithstanding anything to the contrary in the preceding sentence, (a) if the Litigation Proceeds Condition is met on or prior to the Confirmation Date, the DIP Claims Election Procedures shall not be utilized in connection with consummation of the Plan and (b) if the Litigation Proceeds Condition is met following the Confirmation Date, any elections made by Holders of DIP Claims pursuant to the DIP Claims Election Procedures shall be deemed null and void ab initio.

On the Effective Date, in full and final satisfaction, settlement, release, and discharge of, and in exchange for any DIP Commitment Premium Claims, each DIP Commitment Party (or its designee(s) as designated pursuant to and in accordance with the Distribution Designation Procedures)) shall receive its pro rata share (based on the amount of such DIP Commitment Party’s DIP Commitment Premium set forth in the DIP Commitment Letter) of the DIP Commitment Premium Equity.

Contemporaneously with the indefeasible payment or satisfaction in full of the DIP Claims in accordance with this Article II.C, the DIP Facility shall be deemed canceled, all commitments under the DIP Documents shall be deemed terminated, all Liens on property of the Debtors or the Reorganized Debtors, as applicable, arising out of or related to the DIP Facility shall automatically terminate, all collateral subject to such Liens shall be automatically released, and all guarantees of the Debtors or the Reorganized Debtors arising out of or related to the DIP Claims shall be automatically discharged and released, in each case without further action by the DIP Agent or the DIP Lenders. The DIP Agent and the DIP Lenders shall take all actions necessary to effectuate and confirm such termination, release, and discharge as reasonably requested by the Debtors or the Reorganized Debtors, as applicable.

D.	Priority Tax Claims

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in accordance with the terms of any agreement between the Debtors and the holder of such Claim, or as may be due and payable under applicable non-bankruptcy law, or in the ordinary course of business by the Reorganized Debtors.

Article III.

CLASSIFICATION, TREATMENT, AND VOTING OF CLAIMS AND INTERESTS

A.	Classification of Claims and Interests

The Plan groups the Debtors together solely for the purpose of describing treatment under the Plan, Confirmation of the Plan, and distributions to be made in respect of Claims against and Interests in the Debtors under the Plan. Such groupings shall not affect each Debtor’s status as a separate legal entity, change the organizational structure of the Debtors’ business enterprise, constitute a change of control of any Debtor for any purpose, cause a merger or consolidation of any legal entities, or cause the transfer of any assets. Except as otherwise provided by or permitted under the Plan, all Debtors shall continue to exist

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as separate legal entities. The Plan is not premised on, and does not provide for, the substantive consolidation of the Debtors with respect to the Classes of Claims or Interests set forth in the Plan.

The Plan constitutes a separate Plan proposed by each Debtor. Except for the Claims addressed in Article II of the Plan, all Claims and Interests are classified in the Classes set forth below in accordance with section 1122 of the Bankruptcy Code. A Claim or an Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or an Interest also is classified in a particular Class for the purpose of receiving distributions under the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

The classification of Claims and Interests against each Debtor (as applicable) pursuant to the Plan is as set forth below. The classification of Claims and Interests set forth herein shall apply separately to each of the Debtors, as applicable. All of the potential Classes for the Debtors are set forth herein. Voting tabulations for recording acceptances or rejections of the Plan shall be conducted on a Debtor-by-Debtor basis as set forth above.

The following table designates the Classes of Claims against and Interests in each of the Debtors and specifies which of those Classes are (i) Impaired or Unimpaired by the Plan, (ii) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, and/or (iii) deemed to accept or reject the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims (including Professional Fee Claims) and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in this Article III. All of the potential Classes for the Debtors are set forth herein. Certain of the Debtors may not have Holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Article III.D. For all purposes under the Plan, each Class will contain sub-classes for each of the Debtors, except that Class 9 shall be vacant at each Debtor other than DSG.

Class	Claim or Interest	Status	Voting Rights
1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)
2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)
3	First Lien Claims	Impaired	Entitled to Vote
4	Junior Funded Debt Claims	Impaired	Entitled to Vote
5	Go-Forward Trade Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)
6	General Unsecured Claims	Impaired	Entitled to Vote
7	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote (Deemed to Accept or Reject)
8	Intercompany Interests	Unimpaired / Impaired	Not Entitled to Vote (Deemed to Accept or Reject)
9	Existing Equity Interests	Impaired	Not Entitled to Vote (Deemed to Reject)

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B.	Treatment of Classes of Claims and Interests

To the extent a Class contains Allowed Claims or Allowed Interests with respect to any Debtor, the classification of Allowed Claims and Allowed Interests is specified below.

1.	Class 1 — Other Secured Claims
(a)	Classification: Class 1 consists of any Other Secured Claims.
(b)	Treatment: Except to the extent that a Holder of an Allowed Other Secured Claim agrees to a less favorable treatment of its Allowed Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Other Secured Claim, each such Holder shall receive, at the option of the Debtors with the reasonable consent of the Required DIP Commitment Parties, either:
(i)	payment in full in Cash;
(ii)	delivery of collateral securing any such Claim;
(iii)	Reinstatement of such Allowed Other Secured Claim; or
(iv)	such other treatment rendering its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.
(c)	Voting: Class 1 is Unimpaired under the Plan. Holders of Allowed Other Secured Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Other Secured Claims are not entitled to vote to accept or reject the Plan.
2.	Class 2 — Other Priority Claims
(a)	Classification: Class 2 consists of any Other Priority Claims.
(b)	Treatment: Except to the extent that a Holder of an Allowed Other Priority Claim agrees to a less favorable treatment of its Allowed Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Other Priority Claim, each such Holder shall receive, at the option of the Debtors with the reasonable consent of the Required DIP Commitment Parties, either:
(i)	payment in full in Cash; or
(ii)	such other treatment rendering its Allowed Other Priority Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.
(c)	Voting: Class 2 is Unimpaired under the Plan. Holders of Allowed Other Priority Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Other Priority Claims are not entitled to vote to accept or reject the Plan.
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3.	Class 3 — First Lien Claims
(a)	Classification: Class 3 consists of any First Lien Claims against any Debtor.
(b)	Allowance: On the Effective Date, First Lien Claims shall be Allowed in an amount equal to the First Lien Claims Cap.
(c)	Treatment: On the Effective Date, except to the extent that a Holder of an Allowed First Lien Claim agrees to a less favorable treatment of its Allowed First Lien Claim, in full and final satisfaction, settlement, release, and discharge and in exchange for each Allowed First Lien Claim, each Holder of an Allowed First Lien Claim shall receive its pro rata share of:
(i)	Cash in an amount equal to $65 million less the AP Reduction Amount;
(ii)	Take Back Term Loans (excluding any Take Back Term Loans purchased by the Initial DIP Commitment Parties pursuant to the exercise of the Purchase Option) and, to the extent the Purchase Option is exercised, Cash received by the Debtors from the Purchase Option; and

(iii)	after taking into account the First Lien Paydown and the distributions set forth in items (i) and (ii) above, and in each case up to the First Lien Claims Cap, either:
A.	if the Litigation Proceeds Condition is met, the Class A Litigation Proceeds; or
B.	if the Litigation Proceeds Condition is not met, (x) 15% of the Cash from each of the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) and (y) the Class A Litigation Trust Interests.
(d)	Voting: Class 3 is Impaired under the Plan. Holders of Allowed First Lien Claims are entitled to vote to accept or reject the Plan.
4.	Class 4 — Junior Funded Debt Claims
(a)	Classification: Class 4 consists of any Junior Funded Debt Claims against any Debtor.
(b)	Allowance: On the Effective Date, Junior Funded Debt Claims shall be Allowed in the aggregate amount of $8,425,611,996.28, consisting of the following:
(i)	Second Lien Revolving Loan Claims shall be allowed in the aggregate amount of $230,205,129.51;
(ii)	Second Lien Term Loan Claims shall be allowed in the aggregate amount of $3,234,860,037.30;
(iii)	Second Lien Notes Claims shall be allowed in the aggregate amount of $3,134,954,571.84;
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(iv)	Third Lien Term Loan Claims shall be allowed in the aggregate amount of $4,194,855.45;
(v)	Third Lien Notes Claims shall be allowed in the aggregate amount of $10,530,821.04; and
(vi)	Unsecured Notes Claims shall be allowed in the aggregate amount of $1,810,866,581.14.
(c)	Treatment: On the Effective Date, except to the extent that a Holder of an Allowed Junior Funded Debt Claim agrees to a less favorable treatment of its Allowed Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Junior Funded Debt Claim, each Holder of an Allowed Junior Funded Debt Claim (or its designee(s) as designated pursuant to and in accordance with the Distribution Designation Procedures) shall receive its pro rata share of:
(i)	the Junior Creditor Equity; and
(ii)	either:
A.	if the Litigation Proceeds Condition is met, the Class B Litigation Proceeds; or
B.	if the Litigation Proceeds Condition is not met, (x) 5% of the Cash from each of the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) and (y) the Class B Litigation Trust Interests.
(d)	Voting: Class 4 is Impaired under the Plan. Holders of Allowed Junior Funded Debt Claims are entitled to vote to accept or reject the Plan.
5.	Class 5 — Go-Forward Trade Claims
(a)	Classification: Class 5 consists of any Go-Forward Trade Claims.
(b)	Treatment: Except to the extent that a Holder of an Allowed Go-Forward Trade Claim agrees to a less favorable treatment of its Allowed Go-Forward Trade Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each such Allowed Go-Forward Trade Claim, each Holder of an Allowed Go-Forward Trade Claim shall receive, at the option of the applicable Debtor(s), either:
(i)	Reinstatement of such Allowed Go-Forward Trade Claim on the Effective Date;
(ii)	payment in full in Cash on (a) the Effective Date, or (b) the date due in the ordinary course of business in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Go-Forward Trade Claim, unless otherwise agreed to by such Holder; or
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(iii)	such other treatment rendering its Allowed Go-Forward Trade Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.
(c)	Voting: Class 5 is Unimpaired under the Plan. Holders of Allowed Go-Forward Trade Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Holders of Allowed Go-Forward Trade Claims are not entitled to vote to accept or reject the Plan.
6.	Class 6 — General Unsecured Claims
(a)	Classification: Class 6 consists of any General Unsecured Claims.
(b)	Treatment: Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to a less favorable treatment of its Allowed General Unsecured Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed General Unsecured Claim, each Holder of an Allowed General Unsecured Claim shall receive its pro rata share of the Unsecured Claim Cash Distribution.
(c)	Voting: Class 6 is Impaired under the Plan. Holders of Allowed General Unsecured Claims are entitled to vote to accept or reject the Plan.
7.	Class 7 — Intercompany Claims
(a)	Classification: Class 7 consists of any Intercompany Claims.
(b)	Treatment: Each Allowed Intercompany Claim shall, at the option of the Debtors (with the reasonable consent of the Required DIP Commitment Parties), be:
(i)	Reinstated; or
(ii)	distributed, contributed, set off, cancelled, released, or otherwise addressed in a manner determined by the Debtors (with the reasonable consent of the Required DIP Commitment Parties) (without any distribution on account of such Claims).

(c)	Voting: Holders of Allowed Intercompany Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) or deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Allowed Intercompany Claims are not entitled to vote to accept or reject the Plan.
8.	Class 8 — Intercompany Interests
(a)	Classification: Class 8 consists of all Intercompany Interests.
(b)	Treatment: On the Effective Date, Intercompany Interests shall, at the option of the Debtors (with the reasonable consent of the Required DIP Commitment Parties) be:
(i)	Reinstated; or
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(ii)	cancelled and released without any distribution on account of such Interests.

For the avoidance of doubt, any Interest in non-Debtor subsidiaries owned by a Debtor shall continue to be owned by the applicable Reorganized Debtor.

(c)	Voting: Holders of Intercompany Interests are conclusively presumed to have accepted the Plan pursuant to section 1126(f) or deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Intercompany Interests are not entitled to vote to accept or reject the Plan.
9.	Class 9 — Existing Equity Interests
(a)	Classification: Class 9 consists of all Existing Equity Interests.
(b)	Treatment: On the Effective Date, all Existing Equity Interests will be cancelled, released, and extinguished and will be of no further force or effect. No Holder of Existing Equity Interests will receive a distribution under the Plan on account of such Existing Equity Interests.
(c)	Voting: Holders of Existing Equity Interests are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Existing Equity Interests are not entitled to vote to accept or reject the Plan.
C.	Special Provision Governing Unimpaired Claims

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claim, including all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

D.	Elimination of Vacant Classes; Presumed Acceptance by Non-Voting Classes

Any Class of Claims that does not have a Holder of an Allowed Claim or a Claim temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be considered vacant and deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code. If a Class contains Claims eligible to vote and no holder of Claims eligible to vote in such Class votes to accept or reject the Plan, such Class shall be considered vacant and deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

E.	Subordinated Claims

The allowance, classification, and treatment of all Allowed Claims and Allowed Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, the Reorganized Debtors reserve the right to reclassify any Allowed Claim or Allowed Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

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F.	Intercompany Interests

To the extent Reinstated under the Plan, distributions on account of Intercompany Interests are not being received by Holders of such Intercompany Interests on account of their Intercompany Interests, but for the purposes of administrative convenience and in exchange for the Debtors’ and Reorganized Debtors’ agreement under the Plan to use certain funds and assets as set forth in the Plan to make certain distributions to Holders of Allowed Claims. For the avoidance of doubt, any Interest in non-Debtor subsidiaries owned by a Debtor as of the Effective Date shall continue to be owned by the applicable Reorganized Debtor as of the Effective Date.

G.	Controversies Concerning Impairment

Notwithstanding anything to the contrary herein, if a controversy arises as to whether any Claims or Interests, or any Class of Claims or Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.

H.	Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by one or more of the Classes entitled to vote pursuant to Article III.B of the Plan. The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests. Subject to the terms of the Restructuring Support Agreement, the Debtors reserve the right to modify the Plan in accordance with Article X of the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification, including by modifying the treatment applicable to a Class of Claims to render such Class of Claims Unimpaired to the extent permitted by the Bankruptcy Code and the Bankruptcy Rules or to withdraw the Plan as to such Debtor.

I.	No Substantive Consolidation

Although the Plan is presented as a joint plan of reorganization for administrative purposes, the Plan does not provide for the substantive consolidation of the Debtors’ Estates, and on the Effective Date, the Debtors’ Estates shall not be deemed to be substantively consolidated for any reason. Except as expressly provided herein, nothing in the Plan, the Confirmation Order, or the Disclosure Statement shall constitute or be deemed to constitute a representation that any one or all of the Debtors is subject to or liable for any Claims or Interests against or in any other Debtor. Notwithstanding the foregoing, in no case shall the aggregate value of all property received or retained under the Plan on account of any Allowed Claim exceed the amount of the Allowed Claim.

Article IV.

MEANS FOR IMPLEMENTATION OF THE PLAN

A.	General Settlement of Claims and Interests

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good-faith compromise and settlement of all Claims, Interests, Causes of Action, and controversies resolved pursuant to the Plan, including numerous Debtor-creditor and inter-creditor issues designed to achieve an economic settlement of Claims against all of the Debtors and an efficient resolution of the Chapter 11 Cases. The Plan constitutes a settlement of

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disputes including, (1) the waiver of the right of Holders of First Lien Claims and Second Lien Claims to assert a Claim arising on account of a Diminution in Value (as defined in the Cash Collateral Order), if any, (2) the allocation of encumbered versus unencumbered value and the scope of collateral securing the First Lien Claims, the Second Lien Claims, and the Third Lien Claims, (3) any potential challenges related to the legality, validity, priority, perfection, enforceability, avoidability, or extent of the Liens or Claims of the First Lien Claims, the Second Lien Claims, and the Third Lien Claims, (4) the agreement with respect to the Allowed amount of the First Lien Claims, including with respect to any premiums owed as part of such Claims and any recharacterization of Adequate Protection Payments (as defined in the Cash Collateral Order), (5) the applicability of any issues related to the Prepetition Intercreditor Agreement and the waiver of turnover of proceeds, if any, arising thereunder, (6) the allocation of value among Debtor entities, and (7) the disputes resolved by the UCC Settlement.

The Plan shall be deemed a motion to approve the good-faith compromise and settlement of all such Claims, Interests, Causes of Action, and controversies pursuant to Bankruptcy Rule 9019, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromises and settlements under section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, as well as a finding by the Bankruptcy Court that such settlements and compromises are fair, equitable, reasonable, and in the best interests of the Debtors, their Estates, and Holders of Claims against and Interests in the Debtors. Subject to Article VI hereof, all distributions made to Holders of Allowed Claims in any Class are intended to be and shall be final. In accordance with the provisions of the Plan, pursuant to Bankruptcy Rule 9019, without any further notice to or action, order, or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against, and Interests in, the Debtors and their Estates and Causes of Action against other Entities.

B.	Restructuring Transactions

On and after the Confirmation Date, the Debtors or the Reorganized Debtors, as applicable, will enter into and will take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan in accordance with the Restructuring Steps Memorandum that are consistent with and pursuant to the terms and conditions of the Plan, including all actions to be taken, undertakings to be made, obligations to be incurred, and fees and expenses to be paid by the Debtors and/or the Reorganized Debtors, as applicable, in connection with such transactions, which may include, as applicable: (1) the execution and delivery of appropriate agreements or other documents of merger, amalgamation, consolidation, restructuring, reorganization, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase, or liquidation containing terms that are consistent with the terms of the Plan; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms to which the applicable parties agree; (3) the filing of appropriate certificates or articles of incorporation, reincorporation, formation, merger, consolidation, conversion, amalgamation, arrangement, continuance, cancellation, or dissolution or other certificates or documentation for other transactions as described in clause (1), pursuant to applicable state law; (4) the execution, delivery, acknowledgement, recording, and/or filing of the New Organizational Documents, and the issuance, distribution, reservation, or dilution, as applicable, of the Plan Securities, as set forth herein; (5) to the extent not entered into prior to the Confirmation Date, the execution and delivery of the New A/R Facility Documents; (6) the execution and delivery of the Convertible B Exit Notes Documents, and the issuance and delivery of New HoldCo Equity upon the conversion of the Convertible B Exit Notes or the exercise of the Strategic Investor Investment Option, in each case in accordance with the terms thereof; (7) the execution and delivery of the Commercial Agreement (to the extent not executed, delivered, and authorized prior to the Effective Date); (8) the execution and delivery of the Take Back Debt Documents; (9) the execution and delivery of the New OpCo Intercreditor Agreement and, if the Litigation Proceeds Condition is not met, the New Convert Intercreditor Agreement; (10) the adoption of the

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Management Incentive Plan and the issuance and reservation of New HoldCo Equity (or its equivalent in Awards, such as profits interests) for the participants in the Management Incentive Plan to be implemented on the terms and conditions set by the New HoldCo Board on and/or after the Effective Date; (11) all transactions and other actions necessary to separate the Debtors from Sinclair Parent and its Affiliates; (12) if the Litigation Proceeds Condition is not met, the execution and delivery of the Convertible A Exit Notes Documents, and the issuance and delivery of New TopCo Equity upon the conversion of the Convertible A Exit Notes in accordance with the terms thereof; (13) if the Litigation Proceeds Condition is not met, the execution and delivery of the Exit Term Loan Documents; (14) if the Litigation Proceeds Condition is not met, all transactions and documents necessary to establish and fund the Litigation Trust and transfer the Litigation Trust Assets to the Litigation Trust and issue the Litigation Trust Interests and Litigation CVRs; (14) entry into the DIP Commitment Party Investment Option Documents, and the issuance and delivery of New TopCo Equity upon the exercise of the DIP Commitment Party Investment Option in accordance with the terms thereof; and (15) all other actions that the applicable Entities determine to be necessary or appropriate, in the most tax efficient manner to the extent commercially reasonable, including making filings or recordings that may be required by applicable law in connection with the Plan. The Confirmation Order shall, and shall be deemed to, pursuant to sections 363 and 1123 of the Bankruptcy Code, authorize, among other things, all actions as may be necessary or appropriate to effect any transaction described in, contemplated by, or necessary to effectuate the Plan, including the Restructuring Transactions.

Notwithstanding anything to the contrary in the Plan, to the extent that the Commercial Agreement has taken effect prior to the Effective Date, no claims arising thereunder or in connection therewith shall be released by the Debtor Release or the Third-Party Release.

C.	Sources of Consideration for Plan Distributions and Transfers on the Effective Date
1.	Cash on Hand and SPV Cash

On the Effective Date, the SPV Cash and Cash on hand at the Debtors will be used to fund certain distributions to certain Holders of Claims or otherwise be retained on or contributed to, as applicable, the balance sheet(s) of New OpCo and/or its wholly-owned subsidiaries (other than the New A/R Facility Borrower).

2.	Litigation Proceeds

If the Litigation Proceeds Condition is met, the Debtors shall use the $495 million in Cash plus any Sinclair Settlement Extension Payments (if any) received pursuant to the Sinclair Settlement Order to fund certain distributions to certain Holders of Claims on the Effective Date as set forth herein.  If the Litigation Proceeds Condition is not met, the Debtors shall first distribute Cash on account of the Sinclair Settlement Deposit and any Sinclair Settlement Extension Payments received by the Debtors prior to the Effective Date to Holders of certain Claims, and shall thereafter distribute the Litigation Trust Interests to the Litigation Trust Beneficiaries, in each case, on the Effective Date as set forth herein.

3.	Issuance and Distribution of the New Equity

On or prior to the Effective Date, the New Equity shall be issued and distributed to the Entities entitled to receive the New Equity pursuant to the Plan in accordance with the Restructuring Steps Memorandum. The issuance and delivery of New Equity in accordance with the Plan shall be authorized without the need for any further limited liability company or corporate action and without any further action by the Holders of Claims or other parties in interest. All of the New Equity to be issued and/or delivered in accordance with the Plan (including any New Equity that is issued upon the conversion or exercise, as applicable, of the Convertible A Exit Notes (if any), the Convertible B Exit Notes, or any of the Investment

40

Options), when so issued and/or delivered shall be duly authorized, validly issued, fully paid, and non-assessable.

Each distribution, issuance, and/or dilution of the New Equity under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution, issuance, and/or dilution, as applicable, and by the terms and conditions of the instruments evidencing or relating to such distribution, issuance, and/or dilution, as applicable, including the New Organizational Documents, which terms and conditions shall bind each Entity receiving such distribution of the New Equity. Any Entity’s acceptance of New Equity shall be deemed as its agreement to the New Organizational Documents, as the same may be amended or modified from time to time following the Effective Date in accordance with their terms. The New Equity will not be registered on any exchange as of the Effective Date and is not expected to trade on DTC. The Debtors intend for the New Equity to be distributed by delivery of statements or other evidence of the book-entry position thereof by the Distribution Agent in accordance with the Plan and the New Organizational Documents and do not expect the New Equity to be eligible for DTC book-entry delivery, settlement, and depository services. Each Person that receives New TopCo Equity pursuant to the Plan or in connection with any of the transactions contemplated thereby (including pursuant to the DIP Commitment Letter) shall be deemed to have executed, without any further action by any party, the New Shareholders Agreement as of the Effective Date.

Any Holder of Claims may designate that all or a portion of such Holder’s pro rata share of the New TopCo Equity to be distributed as part of the treatment of such Claim, be registered in the name of, and delivered to, its designee in accordance with the Distribution Designation Procedures.

On the Effective Date, 100% of the New HoldCo Equity will be indirectly owned by New TopCo, subject to dilution by the Strategic Investor Investment Option, the Convertible B Exit Notes, and the Management Incentive Plan. The Convertible B Exit Notes will be convertible into 15% of New HoldCo Equity on a fully diluted basis.

4.	New A/R Facility

The New A/R Facility Borrower and the relevant Debtors or Reorganized Debtors, as applicable, will enter into the New A/R Facility Documents on the Effective Date. On the Effective Date, Cash proceeds of the New A/R Facility will be used to fund distributions to certain Holders of Claims as set forth herein. For so long as the Take Back Term Loans are outstanding (unless expressly permitted by the Take Back Debt Documents), the Reorganized Debtors will not have more than $135 million in principal amount outstanding in the aggregate under the New A/R Facility at any single point in time. Subject to and upon such entry into the New A/R Facility Documents, the New A/R Facility Documents shall constitute legal, valid, and binding obligations of the Debtors or the Reorganized Debtors, as applicable, that are party to such New A/R Facility Documents and be enforceable in accordance with their respective terms. The terms and conditions of the New A/R Facility Documents shall bind each Entity that enters into such New A/R Facility Documents as an originator, servicer, or backstop performance guarantor. Any Entity’s entry into the New A/R Facility Documents shall be deemed as its agreement to the terms of such New A/R Facility Documents, as amended or modified from time to time following the entry of such documents in accordance with their terms.

To the extent not approved by the Bankruptcy Court previously, Confirmation shall be deemed approval of the New A/R Facility Documents and authorization of the applicable Debtors’ or Reorganized Debtors’ performance of all of their obligations thereunder (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations and guarantees to be incurred and fees and expenses paid in connection therewith), if any. To the extent not approved by the Bankruptcy Court previously, the Debtors or the Reorganized Debtors will be authorized to execute and deliver those

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documents necessary or appropriate to obtain the New A/R Facility, if any, including the New A/R Facility Documents, without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as the Debtors or the Reorganized Debtors may deem to be necessary to consummate the New A/R Facility, if any.

To the extent not approved by the Bankruptcy Court previously, on the Effective Date, all of the claims, Liens, and security interests to be granted by the applicable Debtors or Reorganized Debtors in accordance with the terms of the New A/R Facility Documents, if any: (a) shall be legal, binding, and enforceable liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New A/R Facility Documents; (b) shall be deemed automatically attached and perfected on the Effective Date, subject only to such other liens and security interests as may be permitted under the New A/R Facility Documents; and (c) shall not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the New A/R Facility) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law.

5.	Convertible B Exit Notes

On the Effective Date, the Reorganized Debtors shall execute the Convertible B Exit Notes Documents, shall issue the Convertible B Exit Notes to the Strategic Investor in exchange for $115 million in Cash, and shall be authorized to enter into and perform their obligations under the Convertible B Exit Notes Documents and such other documents as may be reasonably necessary or appropriate. Subject to the occurrence of the Effective Date, Confirmation of the Plan shall be deemed to constitute approval by the Bankruptcy Court of the issuance of the Convertible B Exit Notes to the Strategic Investor and the Convertible B Exit Notes Documents (including all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the incurrence of Liens securing the Convertible B Exit Notes and the payment of all fees, payments, indemnities, and expenses provided for therein).

On the Effective Date, the Convertible B Exit Notes Documents shall constitute legal, valid, and binding obligations of the Reorganized Debtors enforceable in accordance with their terms. The financial accommodations to be extended pursuant to the Convertible B Exit Notes Documents are being extended, and shall be deemed to have been extended, in good faith, for legitimate business purposes, are reasonable, and shall not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Convertible B Exit Notes) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law. On the Effective Date, all claims, liens, and security interests granted in accordance with the terms of the Convertible B Exit Notes Documents shall (a) be legal, binding, and enforceable liens and security interests subject only to such liens and security interests as may be permitted under the Convertible B Exit Notes Documents, (b) be deemed automatically attached and perfected on the Effective Date, and (c) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Convertible B Exit Notes) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors granting such liens and security interests in accordance with the terms of the Convertible B Exit Notes Documents are authorized to make, and shall make (to the extent reasonably requested by the Strategic Investor), all filings and recordings, and obtain all governmental approvals and consents necessary, to establish and perfect such liens and security interests under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in absence of the Plan and the Confirmation Order (it being understood that

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notwithstanding anything herein to the contrary, perfection shall occur automatically by virtue of the Plan and the Confirmation Order, and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such liens and security interest to third parties.

With respect to the shares of New HoldCo Equity to which they are entitled pursuant to the conversion right provided for in the Convertible B Exit Notes Documents, the holders of the Convertible B Exit Notes shall be (a) deemed to be the beneficial owners of such New HoldCo Equity and (b) permitted to vote on all matters subject to a vote of holders of the New HoldCo Equity, in each case on an as-converted basis and at all times without conversion; provided that New HoldCo Equity corresponding to any portion of the Convertible B Exit Notes that has not yet been converted shall not be entitled to distributions or other economic rights until such time as the Convertible B Exit Notes are converted in accordance with the Convertible B Exit Notes Documents.

6.	Take Back Term Loans

On the Effective Date, the applicable Reorganized Debtors shall execute and deliver the Take Back Debt Documents, and Reorganized DSN shall distribute Take Back Term Loans in the aggregate principal amount equal to $200 million to Holders of First Lien Claims and, to the extent applicable, to any Initial DIP Commitment Party (or its designee) that exercises the Purchase Option and purchases Take Back Term Loans in accordance with the Purchase Option Election Procedures. The Cash proceeds received by the Debtors from the exercise of the Purchase Option by any Initial DIP Commitment Parties shall be distributed to the Holders of First Lien Claims on the Effective Date in accordance with the Take Back Debt Documents and the Plan.

On the Effective Date, the Take Back Debt Documents shall constitute legal, valid, and binding obligations of the applicable Reorganized Debtors and all claims, liens, and security interests granted in accordance with the terms of the Take Back Debt Documents shall (a) be legal, binding, and enforceable subject only to such liens and security interests as may be permitted under the Take Back Debt Documents, (b) be deemed automatically attached and perfected on the Effective Date, and (c) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Take Back Term Loans) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law. Notwithstanding the exercise of the Purchase Option and any resulting original issue discount for federal income tax purposes, the Take Back Term Loans will be deemed to have been issued at par and not with any original issue discount for non-tax purposes.

7.	Convertible A Exit Notes / Exit Term Loans

If the Litigation Proceeds Condition is not met, the applicable Reorganized Debtors shall issue or distribute as applicable, the Convertible A Exit Notes and/or Exit Term Loans on the Effective Date, in an aggregate principal amount of $210 million (which shall be reduced by the amount of Cash distributed to the Holders of DIP Claims from the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any) on the Effective Date) plus the amount of the Capitalized DIP Interest (provided that there will in no event be more than $40 million (plus Capitalized DIP Interest) in aggregate principal amount of Exit Term Loans) to Holders of DIP Claims in accordance with the elections made by such Holders pursuant to the DIP Claims Election Procedures. If the Litigation Proceeds Condition is not met, on the Effective Date, Holders of DIP Claims will be deemed to tender the applicable amount of DIP Claims in exchange for an equal principal amount of Convertible A Exit Notes and/or Exit Term Loans in lieu of Cash. In connection therewith, the Reorganized Debtors shall execute and deliver the Convertible A Exit Notes Documents and Exit Term Loan Documents to the Convertible A Exit Notes Trustee and the Exit

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Term Loan Agent, respectively, and shall distribute the Convertible A Exit Notes and the Exit Term Loans to Holders of DIP Claims (or their designees).

The Convertible A Exit Notes Documents and the Exit Term Loan Documents, if any, shall constitute legal, valid, and binding obligations of the applicable Reorganized Debtors and all claims, liens, and security interests granted in accordance with the terms of the Convertible A Exit Notes Documents and the Exit Term Loan Documents shall (a) be legal, binding, and enforceable subject, with respect to priority, only to such liens and security interests as may be permitted to be senior thereto under the Convertible A Exit Notes Documents and the Exit Term Loan Documents, as applicable, (b) be deemed automatically attached and perfected on the date of their grant, and (c) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Convertible A Exit Notes) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law.

8.	Litigation CVRs

If the Litigation Proceeds Condition is not met, the Debtors or the Reorganized Debtors, as applicable, will form LitigationCo in accordance with the Restructuring Steps Memorandum, LitigationCo will receive 100% of the Class C Litigation Trust Interests, and LitigationCo will issue the Litigation CVRs to Holders of DIP Claims (or their designees). The Litigation CVRs will obligate LitigationCo to pay to holders of the Litigation CVRs $45 million in the aggregate from Litigation Proceeds received on account of the Class C Litigation Trust Interests, after payment in full of the Convertible A Exit Notes and the Exit Term Loans. The Litigation CVRs shall be unsecured and shall not be guaranteed by the other Reorganized Debtors.

Any documents evidencing the Litigation CVRs shall constitute legal, valid, and binding obligations of the applicable Reorganized Debtors and be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties, and all claims granted in accordance with such documents shall (a) be legal, binding, and enforceable and (b) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Litigation CVRs) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law.

9.	Investment Options

On the Effective Date, the applicable Reorganized Debtors will enter into the DIP Commitment Party Investment Option Documents. The DIP Commitment Party Investment Option Documents will allocate the DIP Commitment Party Investment Option among the Initial DIP Commitment Parties (or their designees, as applicable) consistent with the terms of the DIP Commitment Letter, including Schedule 1 thereto.

Any documents evidencing the Investment Options shall constitute legal, valid, and binding obligations of the applicable Reorganized Debtors and all claims granted in accordance with such documents shall (a) be legal, binding, and enforceable and (b) not be subject to avoidance, recharacterization, subordination (including equitable subordination), or reduction (including on account of any tax treatment of the Investment Options) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law.

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The Debtors do not intend for the Litigation CVRs to be “securities” under applicable laws. Notwithstanding this intention, to the extent the Litigation CVRs are deemed to be “securities,” the issuance of the Litigation CVRs will be exempt pursuant to section 1145 of the Bankruptcy Code (except with respect to an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code).

D.	Marquee Interests

To the extent the Marquee Acquisition Right is not exercised pursuant to the Sinclair Settlement Order prior to the Effective Date, on the Effective Date, the Marquee Interests shall be indirectly wholly owned by New TopCo in accordance with the Restructuring Steps Memorandum. If the Litigation Proceeds Condition is not met, and subject in all respects to the Marquee Acquisition Right, the Convertible A Exit Notes and the Exit Term Loans will be secured, directly or indirectly, by the Marquee Interests.

E.	Litigation Trust and Litigation Trust Assets

Notwithstanding anything to the contrary set forth herein, the Litigation Trust shall be created and the terms of this Article IV.E shall apply only if the Litigation Proceeds Condition is not met. If the Litigation Proceeds Condition is not met, the Litigation Trust shall be created and the Litigation Trust Interests issued by no later than the Effective Date.

1.	Creation of the Litigation Trust

If the Litigation Proceeds Condition is not met, on the Effective Date, the Debtors and the Litigation Trustee shall execute the Litigation Trust Agreement and the other Litigation Trust Documents and shall take all steps necessary to establish the Litigation Trust in accordance with the Plan, which shall be for the benefit of the Litigation Trust Beneficiaries. In connection therewith, the Debtors shall transfer and/or assign and shall be deemed to transfer and/or assign to the Litigation Trust all of their rights, titles, and interests in and to all of the Litigation Trust Assets. In accordance with section 1141 of the Bankruptcy Code, the Litigation Trust Assets shall automatically vest in the Litigation Trust free and clear of all Claims and Liens, subject only to (a) the Litigation Trust Interests and (b) the expenses of the Litigation Trust as provided for in the Litigation Trust Agreement. Also on the Effective Date, and subject to, in all respects, the terms of the Litigation Trust Documents, all Privileges held by the Debtors shall be transferred to and vest exclusively in the Litigation Trust.

The Litigation Trust shall be established to monetize and distribute the proceeds of the Litigation Trust Assets in accordance with the Plan, the Confirmation Order, and the Litigation Trust Agreement. Following the Effective Date, if the Sinclair Release Effective Date occurs on or prior to the Sinclair Settlement Outside Date, the Litigation Trust shall distribute the Cash proceeds thereof in accordance with the terms set forth herein. If the Sinclair Release Effective Date does not occur on or prior to the Sinclair Settlement Outside Date, then the Litigation Trust shall pursue the Sinclair-Related Litigations. The Litigation Trust shall be governed by the Litigation Trust Agreement and administered by the Litigation Trustee. The Litigation Trust Agreement shall specify the powers, rights, and responsibilities of the Litigation Trustee, and the rights of the Litigation Trust Beneficiaries.

On and after the date of transfer of the Litigation Trust Assets to the Litigation Trust, the Reorganized Debtors shall have no direct interest in the Litigation Trust Assets. To the extent that any Litigation Trust Assets cannot be transferred to the Litigation Trust because of a restriction on transferability under applicable non-bankruptcy law that is not superseded or preempted by section 1123 of the Bankruptcy Code or any other provision of the Bankruptcy Code, the Reorganized Debtors shall be deemed to have been designated as a representative of the Litigation Trust pursuant to section 1123(b)(3)(B) of the Bankruptcy Code to enforce and pursue such Litigation Trust Assets on behalf of the Litigation Trust

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for the benefit of the Litigation Trust Beneficiaries. Notwithstanding the foregoing, all net proceeds of such Litigation Trust Assets shall be transferred to the Litigation Trust to be distributed in accordance with the Plan and the Litigation Trust Agreement.

Notwithstanding anything in the Plan to the contrary, the Debtors and the Reorganized Debtors shall have no obligation to provide any funds or financing to the Litigation Trust, other than the obligation to contribute the Litigation Trust Assets in accordance with the Plan and the Litigation Trust Agreement, and under no circumstances will the expenses of the Litigation Trust be paid or reimbursed by the Debtors and the Reorganized Debtors.

2.	Transfer of Assets and Causes of Action to the Litigation Trust

Subject to definitive guidance from the Internal Revenue Service or a court of competent jurisdiction to the contrary, (i) the Litigation Trust is intended to be treated as a “liquidating trust” for U.S. federal income tax purposes pursuant to Treasury Regulation § 301.7701-4(d), with no objective to continue or engage in the conduct of a trade or business, and substantively consistent with Rev. Proc. 94-45, 1994-2 C.B. 684, and thus, as a “grantor trust” within the meaning of Sections 671-679 of the Tax Code, (ii) the sole purpose of the Litigation Trust shall be to distribute the net proceeds of the Litigation Trust Assets in accordance with Treasury Regulation § 301.7701-4(d), with no objective to continue or engage in the conduct of a trade or business, and (iii) each of the Debtors, the Reorganized Debtors, the Litigation Trustee, and the recipients of Litigation Trust Interests shall report consistent with such treatment. The Litigation Trust Interests held by the Litigation Trust Beneficiaries are intended to be held as “capital assets” within the meaning of Section 1221 of the Tax Code (generally, property held for investment). The Litigation Trust Beneficiaries shall be treated, for U.S. federal income tax purposes, as the grantors of the Litigation Trust and as the deemed owners of the Litigation Trust Assets. For U.S. federal income tax purposes, the transfer of assets to the Litigation Trust will be deemed to occur as (a) a first-step transfer of the Litigation Trust Assets to applicable Holders of Claims, to the extent applicable, and, to the extent the Litigation Trust Assets are allocable to Disputed Claims, to the disputed claims reserve described below and (b) a second-step transfer of the Litigation Trust Assets by such Holders of Claims, other than to the extent relevant with respect to the disputed claims reserve, to the Litigation Trust. As a result, the first step of the transfer of the Litigation Trust Assets to the Litigation Trust is expected to be treated as a taxable exchange under Section 1001 of the Tax Code. As soon as possible after the transfer of the Litigation Trust Assets to the Litigation Trust, the Litigation Trustee shall make a good faith valuation of the Litigation Trust Assets. This valuation will be made available from time to time, as relevant for tax reporting purposes. Each of the Debtors, the Reorganized Debtors, the Litigation Trustee, and the recipients of Litigation Trust Interests shall take consistent positions with respect to the valuation of the Litigation Trust Assets, and such valuations shall be utilized for all U.S. federal income tax purposes.

Following the transfer of the Litigation Trust Assets to the Litigation Trust, the Litigation Trust Beneficiaries shall include in their annual taxable incomes, and pay tax to the extent due on, their allocable shares of each item of the Litigation Trust’s income, gain, deduction, loss, and credit. Under the Litigation Trust Agreement, the Litigation Trustee will be required to file income tax returns for the Litigation Trust as a grantor trust of the Litigation Trust Beneficiaries. In addition, the Litigation Trust Agreement will require consistent valuation by all parties, including the Debtors, the Reorganized Debtors, the Litigation Trustee, and the Litigation Trust Beneficiaries, for all U.S. federal income tax and reporting purposes, of any property held by the Litigation Trust. The Litigation Trust Agreement will also limit the investment powers of the Litigation Trustee in accordance with Internal Revenue Service Rev. Proc. 94-45 and will require the Litigation Trust to distribute at least annually to the Litigation Trust Beneficiaries (as such may have been determined at such time) its net income (net of any payment of or provision for taxes), except for recoveries retained as reasonably necessary to maintain the value of the Litigation Trust Assets.

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With respect to amounts, if any, in a reserve for Disputed Claims, the Debtors expect that (a) such reserve will be treated for U.S. federal income tax purposes as either a “disputed ownership fund” governed by Treasury Regulation § 1.468B-9 or as a taxable entity separate from the Litigation Trust, (b) any appropriate elections with respect thereto shall be made, and (c) such treatment will also be applied to the extent possible for state and local tax purposes. Under such treatment, a separate federal income tax return shall be filed with the Internal Revenue Service for such disputed claims reserve and will be subject to tax annually on a separate entity basis. Any taxes (including with respect to interest, if any, earned in the reserve, or any recovery on the portion of assets allocable to such reserve in excess of the disputed claims reserve’s basis in such assets) imposed on such reserve shall be paid out of the assets of the reserve (and reductions shall be made to amounts disbursed from the reserve to account for the need to pay such taxes).

3.	The Administration of the Litigation Trust and the Powers of the Litigation Trustee

The Litigation Trust shall be administered by the Litigation Trustee pursuant to the Litigation Trust Agreement. The Litigation Trustee shall be selected by the Required DIP Commitment Parties, subject to the consent of the First Lien Group and the Debtors (which will not be unreasonably withheld, conditioned, or delayed), in accordance with the terms set forth in the Litigation Trust Agreement and in accordance with the Restructuring Support Agreement. The Litigation Trust, acting by and through the Litigation Trustee, shall be (a) the exclusive administrator of the assets of the Litigation Trust for purposes of 31 U.S.C. § 3713(b) and 26 U.S.C. § 6012(b)(4), and (b) a “party in interest” within the meaning of section 1109(b) of the Bankruptcy Code and “representative” of the Estates within the meaning of section 1123(b)(3)(B) of the Bankruptcy Code, in each case, solely for purposes of carrying out the Litigation Trustee’s duties under the Litigation Trust Agreement with respect to the Litigation Trust Beneficiaries. In the event of any inconsistency solely between this Article IV.E and the Litigation Trust Documents, the Litigation Trust Documents shall control, with the Plan controlling in all other cases. All compensation for the Litigation Trustee and other costs of administration for the Litigation Trust shall be paid by the Litigation Trust in accordance with the Plan and the Litigation Trust Agreement.

The Litigation Trust Agreement will be Filed with the Plan Supplement and will provide for, among other things: (a) the transfer of the Litigation Trust Assets to the Litigation Trust (other than the Sinclair Settlement Deposit and the Sinclair Settlement Extension Payments (if any), in each case, to the extent received by the Debtors prior to the Effective Date); (b) the payment of certain Litigation Trust Expenses (including the cost of pursuing the Sinclair-Related Litigations) of the Litigation Trust from the Litigation Trust Funding Amount and the proceeds of the Litigation Trust Assets; (c) litigation of the Sinclair-Related Litigations, as applicable, which may include the prosecution, settlement, abandonment, or dismissal of such litigation; (d) distributions to holders of Litigation Trust Interests, as provided herein and in the Litigation Trust Agreement; (e) certain cooperation obligations of the Debtors and the Litigation Trust, including with respect to Privileges; (f) the identity of the Litigation Trustee; (g) the terms of the Litigation Trustee’s engagement; (h) whether the Litigation Trustee shall be bonded; and (i) reasonable and customary provisions that allow for limitation of liability and indemnification of the Litigation Trustee and its professionals by the Litigation Trust. Any such indemnification shall be the sole responsibility of the Litigation Trust and payable solely from the Litigation Trust Assets and the proceeds thereof. The Litigation Trustee shall be responsible for all decisions and duties with respect to the Litigation Trust and the Litigation Trust Assets, except as otherwise provided in the Plan, the Confirmation Order, or the Litigation Trust Agreement.

In furtherance of and consistent with the purpose of the Litigation Trust and the Plan, the Litigation Trustee, for the benefit of the Litigation Trust, shall: (a) hold the Litigation Trust Assets and the net proceeds thereof for the benefit of the Litigation Trust Beneficiaries; (b) make distributions as provided in the Plan and the Litigation Trust Agreement; and (c) have the power, authority, and responsibility to prosecute and resolve any Sinclair-Related Litigation. The Litigation Trustee shall be responsible for all decisions and

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duties with respect to the Litigation Trust and the Litigation Trust Assets, except as otherwise provided in the Litigation Trust Agreement. The Litigation Trustee shall be responsible for (i) filing returns of the Litigation Trust as a “grantor trust” pursuant to Treasury Regulation § 1.671-4(a) and (ii) annual delivery to each holder of Litigation Trust Interests of a separate statement regarding the receipts and expenditures of the Litigation Trust as relevant for U.S. federal income tax purposes. In all circumstances, the Litigation Trustee shall act in the best interests of the Litigation Trust Beneficiaries.

The Litigation Trust Expenses shall be paid from the Litigation Trust Funding Amount and the proceeds of the Litigation Trust Assets in accordance with the Plan and Litigation Trust Agreement. The Litigation Trustee, on behalf of the Litigation Trust, may employ, without further order of the Bankruptcy Court, professionals to assist in carrying out its duties hereunder and may compensate and reimburse the reasonable expenses of those professionals without further order of the Bankruptcy Court from the Litigation Trust Funding Amount and the proceeds of the Litigation Trust Assets in accordance with the Plan and the Litigation Trust Agreement.

4.	Transferability of Litigation Trust Interests

The Litigation Trust Interests shall be non-transferable other than if transferred (a) by will, (b) through intestate succession, (c) by operation of Law, or (d) to the extent permitted by the Litigation Trust Agreement. The Litigation Trust Agreement shall provide that no transfer, assignment, pledge, hypothecation, or other disposition of any Litigation Trust Interest may be effected until (i) such action is approved by the Litigation Trustee in accordance with the terms of the Litigation Trust Agreement, (ii) the Litigation Trustee has received such legal advice or other information that they, in their sole and absolute discretion, deem necessary to assure that any such disposition will not cause the Litigation Trust to be subject to entity-level taxation for U.S. federal income tax purposes, and (iii) either (x) the Litigation Trustee has received such legal advice or other information that they, in their sole and absolute discretion, deem necessary or appropriate to assure that any such disposition will not require the Litigation Trust to comply with the registration and reporting requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, the Trust Indenture Act of 1939, as amended, or the Investment Company Act of 1940, as amended, or (y) the Litigation Trustee has determined, in accordance with the terms of the Litigation Trust Agreement, to cause the Litigation Trust to become a public reporting company and/or make periodic reports under the Securities Exchange Act of 1934, as amended, to enable such disposition to be made. In the event that any such disposition is allowed, the Litigation Trustee may add such restrictions upon such disposition and other terms to the Litigation Trust Agreement as are deemed necessary or appropriate by the Litigation Trustee, with the advice of counsel, to permit or facilitate such disposition under applicable securities and other laws.

The Debtors do not intend for the Litigation Trust Interests to be “securities” under applicable laws and any and all Litigation Trust Interests will not be registered pursuant to the Securities Act or any applicable state or local securities law. Notwithstanding this intention, to the extent the Litigation Trust Interests are deemed to be “securities,” the issuance of the Litigation Trust Interests under the Plan will be exempt pursuant to section 1145 of the Bankruptcy Code (except with respect to an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code). Further, any and all Litigation Trust Interests will be exempt from the Investment Company Act of 1940, as amended, pursuant to sections 7(a) and 7(b) of that Act and, to the extent such interests are deemed to be “securities,” section 1145 of the Bankruptcy Code.

Subject in all respects to the terms, conditions, and requirements of the Litigation Trust Agreement and the Plan, (a) the Litigation Trustee shall maintain a register of the holders of Litigation Trust Interests and (b) upon notice to the Litigation Trust by any holder of a Litigation Trust Interest in accordance with

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the Litigation Trust Agreement, the Litigation Trustee shall amend the register to reflect any permitted transfer of Litigation Trust Interests as set forth above.

5.	Allocation of Litigation Proceeds

If (a) the Litigation Proceeds Condition is not met and (b) the Litigation Proceeds consist of both Cash and non-Cash consideration, then Litigation Proceeds consisting of Cash consideration shall be used first to fund 50% of the Class A Litigation Proceeds (subject to the First Lien Claims Cap), with the remaining Litigation Proceeds to be distributed among the holders of Class A Litigation Trust Interests, Class B Litigation Trust Interests, and Class C Litigation Trust Interests, as applicable, on a pro rata basis.

6.	Dissolution of the Litigation Trust

The Litigation Trustee and the Litigation Trust shall be discharged or dissolved at such time as all distributions required to be made by the Litigation Trustee under the Plan have been made. The Litigation Trust shall in no event be dissolved later than five years from the creation of the Litigation Trust unless the Bankruptcy Court, upon motion within the six-month period prior to the fifth anniversary (or within the six-month period prior to the end of an extension period), determines that a fixed period extension (not to exceed five years, together with any prior extensions, without a favorable private letter ruling from the Internal Revenue Service or an opinion of counsel satisfactory to the trustee(s) of the Litigation Trust that any further extension would not adversely affect the status of the trust as a liquidating trust for U.S. federal income tax purposes) is necessary to facilitate or complete the recovery and liquidation of the Litigation Trust Assets.

Upon dissolution of the Litigation Trust, any remaining Litigation Trust Assets shall be distributed to Litigation Trust Beneficiaries in accordance with the Plan and the Litigation Trust Agreement, as appropriate. To the extent the Litigation Trust retains any residual Litigation Trust Assets, but such assets, net of Litigation Trust Expenses, are insufficient to effectuate any further distribution pursuant to the Litigation Trust Agreement, the Litigation Trustee shall donate such residual Litigation Trust Assets to an organization described in Section 501(c)(3) of the Tax Code, to be selected by the Litigation Trustee in its discretion.

7.	Cooperation and Privilege

To effectively investigate, prosecute, compromise, and/or settle Causes of Action on behalf of the Litigation Trust, the Litigation Trustee and its counsel and representatives may require reasonable access to documents and information relating to applicable Causes of Action in the possession of the Debtors or the Reorganized Debtors, as applicable, and in such event, must be able to obtain such information from the Reorganized Debtors on a confidential basis and in common interest, without being restricted by or waiving any applicable work product, attorney-client, or other privilege. Accordingly, the Litigation Trust Documents shall provide for the Litigation Trustee’s reasonable access to the Debtors’ records and information (which shall be maintained by the Reorganized Debtors) relating to the Sinclair-Related Litigations, including electronic records or documents, as further detailed in, and subject in all respects to, the Litigation Trust Documents. The Litigation Trust Documents shall also provide that as of the Effective Date, and subject in all respects to the terms of the Litigation Trust Documents, all Privileges held by the Debtors or the Reorganized Debtors (solely in their capacity as successors to the Debtors) shall transfer to and vest exclusively in the Litigation Trust, and that the Reorganized Debtors shall preserve all of the Debtors’ records and documents (including all electronic records or documents) related to the Sinclair-Related Litigations for the later of a period of six years after the Effective Date or until such later time as the Litigation Trustee notifies the Reorganized Debtors in writing that such records are no longer required to be preserved.

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F.	Certain Securities Law Matters
1.	Section 1145 Exemption

Pursuant to section 1145 of the Bankruptcy Code, the offering, issuance, and distribution of the 1145 Securities under the Plan in exchange for Allowed Claims will be exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the offering, issuance, distribution, or sale of Securities. The 1145 Securities (a) will not be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (b) will be freely tradable and transferable without registration under the Securities Act by any initial recipient thereof, provided that: (i) the recipient (x) is not an “affiliate” of the Debtors or the Reorganized Debtors as defined in Rule 144(a)(1) under the Securities Act, (y) has not been such an “affiliate” within 90 days of such transfer, and (z) is not an entity that is an “underwriter” as defined in Section 2(a)(11) of the Securities Act and in Section 1145 of the Bankruptcy Code, and (ii) such trade or transfer is permitted under the restrictions, if any, on the transferability of such 1145 Securities in the organizational documents of the issuer of, or in agreements or instruments applicable to holders of, such 1145 Securities, including the New Organizational Documents.

The Debtors do not intend for the Litigation Trust Interests or the Litigation CVRs to be “securities” under applicable laws. Notwithstanding this intention, to the extent such interests or rights are deemed to be “securities,” the issuance of such interests or rights under the Plan will be exempt pursuant to section 1145 of the Bankruptcy Code (except with respect to an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code).

2.	Private Placement Securities

The offer (to the extent applicable), issuance, and distribution of the Private Placement Securities will be exempt (including with respect to an entity that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code) from registration under the Securities Act pursuant to Section 4(a)(2) thereof and/or Regulation D thereunder. The Private Placement Securities will be “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to registration or an applicable exemption from registration under the Securities Act and other applicable law. In that regard, the Strategic Investor and each of the Initial DIP Commitment Parties have made customary representations to the Debtors, including that each is an “accredited investor” (within the meaning of Rule 501(a) of the Securities Act) or a “qualified institutional buyer” (as defined under Rule 144A promulgated under the Securities Act).

3.	Treatment of Plan Securities

The Reorganized Debtors need not provide any further evidence other than the Plan or the Confirmation Order to any Entity (including any transfer agent for any of the Plan Securities) with respect to the treatment of any of the Plan Securities to be issued under the Plan under applicable securities laws.

Any transfer agent for any of the Plan Securities shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether any of the Plan Securities to be issued under the Plan are exempt from registration and/or eligible for book-entry delivery, settlement, and depository services.

Notwithstanding anything to the contrary in the Plan, except as otherwise provided in the Convertible B Exit Note Documents to the Strategic Investor, no Entity (including any transfer agent for any of the Plan Securities) may require a legal opinion regarding the validity of any transaction

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contemplated by the Plan, including, for the avoidance of doubt, whether any of the Plan Securities to be issued under the Plan are exempt from registration and/or eligible for book-entry delivery, settlement, and depository services.

G.	Corporate Existence

Except as otherwise provided in the Plan or the Plan Supplement, each Debtor (a) shall continue to exist on and after the Effective Date as a separate corporation, limited liability company, partnership, or other form of entity, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form of entity, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other analogous formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other analogous formation documents) are amended under the Plan, by the New Organizational Documents, or otherwise, and to the extent such documents are amended, or amended and restated, such documents are deemed to be amended or amended and restated pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law) and (b) may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision of or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

H.	Corporate Action

On or before the Effective Date, as applicable, all actions contemplated under the Plan or the Plan Supplement (including any transaction described in, or contemplated by, the Restructuring Steps Memorandum) and the Restructuring Transactions shall be deemed authorized and approved by the Bankruptcy Court in all respects, without further notice or order of the Bankruptcy Court, including, as applicable: (1) the implementation of the Restructuring Transactions; (2) the adoption, execution, acknowledgement, delivery, entry into, recording, and/or filing of the New Organizational Documents; (3) the authorization, issuance, delivery, and distribution of the Plan Securities and the execution, delivery, and filing of any documents pertaining thereto, as applicable; (4) the execution and delivery of the New A/R Facility Documents, the Convertible B Exit Notes Documents, the Take Back Debt Documents, the Convertible A Exit Notes Documents (if any), and the Exit Term Loan Documents (if any), and the incurrence and/or issuance of debt thereunder; (5) the execution and delivery of the DIP Commitment Party Investment Option Documents; (6) the separation of the Debtors from Sinclair Parent and its Affiliates; (7) if the Litigation Proceeds Condition is not met, the execution of the Litigation Trust Agreement, establishment of the Litigation Trust, appointment of the Litigation Trustee, and issuance and distribution of Litigation Trust Interests and the Litigation CVRs; (8) the selection, appointment, and/or election of the managers or directors, as applicable, and officers of each of the Reorganized Debtors; and (9) all other actions contemplated under or necessary to implement the Plan (whether to occur before, on, or after the Effective Date) or Restructuring Transactions, and all such actions taken or caused to be taken shall be deemed to have been authorized and approved by the Bankruptcy Court. Upon the Effective Date, all matters provided for in the Plan involving the corporate or limited liability company structure of the Reorganized Debtors, and any corporate, limited liability company, or other governance action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have timely occurred and shall be in effect and shall be authorized and approved in all respects, without any requirement of further action by the security holders, directors, managers, or officers of the Debtors or the Reorganized Debtors. On or before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors shall be authorized and (as applicable) directed to issue, execute, deliver, acknowledge, and/or file the agreements, documents, securities, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized

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Debtors, including the New Organizational Documents, the Plan Securities, the New A/R Facility Documents, the Convertible B Exit Notes Documents, the Take Back Debt Documents, the DIP Commitment Party Investment Option Documents, the Convertible A Exit Notes Documents (if any), the Exit Term Loan Documents (if any), and any and all other agreements, documents, securities, certificates, and instruments relating to the foregoing. The authorizations, approvals, and directives contemplated by this Article IV.H shall be effective notwithstanding any requirements under non-bankruptcy law.

I.	Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan or the Plan Supplement, or in any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, all property in each Debtor’s Estate, all Causes of Action, and any property acquired by any of the Debtors under the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances (except for Liens securing obligations under the New A/R Facility Documents, the Convertible B Exit Notes Documents, the Take Back Debt Documents, the Convertible A Exit Notes Documents (if any), and the Exit Term Loan Documents (if any)). On and after the Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

J.	Dissolution of Diamond Sports Group, LLC

On and as of the Effective Date, DSG shall be dissolved, its affairs shall be wound up, and its certificate of formation shall be cancelled, all without further action under any applicable law, regulation, order, or rule, including any action by the stockholders, members, or board of directors or similar governing body of DSG, any Debtor, or any Reorganized Debtor; provided that, subject in all respects to the terms of the Plan, the Reorganized Debtors shall have the power and authority to take any action necessary to dissolve DSG, wind up its affairs, and cancel its certificate of formation, and shall, to the extent applicable: (1) file all necessary limited liability company documents to effect DSG’s dissolution, the winding up of its affairs, and the cancellation of its certificate of formation under the applicable laws of its state of formation, including by filing a certificate of cancellation with the Secretary of State of Delaware; (2) complete and file all final or otherwise required federal, state, and local tax returns for DSG; (3) pay taxes required to be paid by DSG, and pursuant to section 505(b) of the Bankruptcy Code, request an expedited determination of any unpaid tax liability of DSG, as determined under applicable tax laws; and (4) represent the interests of DSG before any taxing authority in all tax matters, including any action, proceeding, or audit.

K.	Cancellation of Notes, Instruments, Certificates, and Other Documents

On the Effective Date, except to the extent otherwise provided in the Plan, all notes, instruments, certificates, and other documents evidencing Claims shall automatically be cancelled, and the obligations of the Debtors or the Reorganized Debtors and any non-Debtor Affiliates thereunder or in any way related thereto shall be discharged and deemed satisfied in full without any action on the part of any Person, and the Prepetition Agents and the Prepetition Notes Trustees shall be released from all duties thereunder; provided, however, that notwithstanding Confirmation or the occurrence of the Effective Date, any credit document or agreement that governs the rights of the Holder of a Claim or Interest shall continue in effect solely for purposes of (1) allowing Holders of Allowed Claims to receive distributions under the Plan, (2) allowing and preserving the rights of the Debtors, the Prepetition Agents, and the Prepetition Notes Trustees to make distributions pursuant to the Plan, (3) maintaining, preserving, exercising, and/or enforcing the rights of the Prepetition Agents and the Prepetition Notes Trustees to compensation and indemnification as against any money or property distributable to Holders of Allowed First Lien Claims and Allowed Junior

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Funded Debt Claims, as applicable, including permitting each of the Prepetition Agents and the Prepetition Notes Trustees to maintain, enforce, and exercise its applicable Charging Lien against such distributions for the payment of fees, expenses and/or indemnification obligations, including Prepetition Agent and Trustee Fees and Expenses, arising under the Prepetition Credit Agreements and the Prepetition Notes Indentures, as applicable, (4) allowing and preserving the rights of the Prepetition Agents and the Prepetition Notes Trustees to receive compensation and reimbursement for any reasonable and documented fees and expenses incurred in connection with the implementation, consummation, and defense of the Plan, the Cash Collateral Order, and/or the DIP Order, (5) maintaining, preserving, exercising, and/or enforcing all rights, including rights of enforcement, of the Prepetition Agents and the Prepetition Notes Trustees against any person other than a Released Party (including the Debtors), including with respect to indemnification or contribution from the Holders of First Lien Claims, Second Lien Claims, Third Lien Claims, or Unsecured Notes Claims pursuant and subject to the terms of the Prepetition Credit Agreements and the Prepetition Notes Indentures as in effect on the Effective Date, as applicable, (6) permitting the Prepetition Agents and the Prepetition Notes Trustees to enforce any obligation (if any) owed to the Prepetition Agents and Prepetition Notes Trustees under the Plan, the Cash Collateral Order, or the DIP Order, respectively, (7) permitting the Prepetition Agents and Prepetition Notes Trustees to appear in the Chapter 11 Cases or in any proceeding in the Bankruptcy Court or any other court, and (8) permitting the Prepetition Agents and the Prepetition Notes Trustees to perform any functions that are necessary to effectuate the foregoing; provided, further, however, that the preceding proviso shall not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan, or result in any expense or liability to the Debtors or the Reorganized Debtors, as applicable, except as expressly provided for in the Plan. The Prepetition Agents and the Prepetition Notes Trustees shall be deemed to have received any necessary directions to consummate the Restructuring Transactions.

The Prepetition Agents and the Prepetition Notes Trustees shall be discharged and shall have no further obligation or liability except as provided in the Plan and Confirmation Order, and after the performance by the Prepetition Agents and the Prepetition Notes Trustees and their representatives and professionals of any obligations and duties required under or related to the Plan or Confirmation Order, the Prepetition Agents and the Prepetition Notes Trustees shall be relieved of and released from any obligations and duties arising thereunder.

If the record holder of the Notes is DTC or its nominee or another securities depository or custodian thereof, and such Notes are represented by a global security held by or on behalf of DTC or such other securities depository or custodian, then each such Holder of the Notes shall be deemed to have surrendered such Holder’s note, debenture, or other evidence of indebtedness upon surrender of such global security by DTC or such other securities depository or custodian thereof.

Upon the final distribution in accordance with Article VI hereof, or notice from the Debtors or the Reorganized Debtors, as applicable, that there will be no further distributions on account of any Second Lien Notes Claims, Third Lien Notes Claims, or Unsecured Notes Claims, (a) the applicable Notes shall thereafter be deemed to be null, void, and worthless, and (b) at the request of the applicable Prepetition Notes Trustee, DTC shall take down the relevant position relating to such Notes without any requirement of indemnification or security on the part of the Debtors, the Reorganized Debtors, any Prepetition Notes Trustee, or any other Entity.

L.	Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors, and the officers and members of the boards of directors and managers thereof, are authorized to and may issue, execute, deliver, acknowledge, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms

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and conditions of the Plan and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any notices, approvals, authorizations, or consents except for those expressly required pursuant to the Plan.

M.	Exemptions from Certain Taxes and Fees

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan or pursuant to: (1) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors or the Reorganized Debtors, including the Plan Securities, the New A/R Facility, the Take Back Term Loans, and the Exit Term Loans (if any); (2) the Restructuring Transactions; (3) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (4) the making, assignment, or recording of any lease or sublease; (5) the grant of collateral as security for any or all of the New A/R Facility, the Convertible B Exit Notes, the Take Back Term Loans, the Convertible A Exit Notes (if any), and the Exit Term Loans (if any); or (6) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document tax, recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, personal or real property tax, real estate transfer tax, mortgage recording tax, sales tax, use tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(a) of the Bankruptcy Code, shall forego the collection of any such tax, recordation fee, or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment.

N.	New Organizational Documents

On or immediately before the Effective Date, the Debtors or the Reorganized Debtors, as applicable, will file the New Organizational Documents with the applicable Secretary of State and/or other applicable authorities in its state of incorporation or formation in accordance with the applicable laws of its state of incorporation or formation, to the extent required for such New Organizational Documents to become effective. Pursuant to section 1123(a)(6) of the Bankruptcy Code, the New Organizational Documents will prohibit the issuance of non-voting equity securities. After the Effective Date, the Reorganized Debtors may amend and restate its formation, organizational, and constituent documents as permitted by the laws of their respective jurisdictions of formation and the terms of such documents.

O.	New Shareholders Agreement

On the Effective Date, New TopCo shall enter into the New Shareholders Agreement with the holders of the New TopCo Equity, which shall become effective and binding in accordance with its terms and conditions upon the parties thereto, in each case without further (1) notice to or order of the Bankruptcy Court, (2) act or action under any applicable law, regulation, order, or rule, or (3) vote, consent, authorization, or approval of any Person(s) or Entity.

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All of the holders of New TopCo Equity shall execute the New Shareholders Agreement and provide a completed Investor Questionnaire in connection with receiving post-emergence dividends and distributions (if any) on account of the New TopCo Equity (other than, for the avoidance of doubt, the distributions set forth in the Plan). Notwithstanding the foregoing or anything to the contrary in the Plan, (a) the New Shareholders Agreement shall be binding, effective, valid, and enforceable in accordance with its terms as of the Effective Date on all Person(s) or Entities receiving, and all holders of, the New TopCo Equity (and their respective successors and assigns), regardless of whether such New TopCo Equity is received or to be received on or after the Effective Date and regardless of whether such Person or Entity executes or delivers a signature page to the New Shareholders Agreement, and (b) unless waived by the New TopCo Board in its sole and absolute discretion, any such Person, Entity or holder that fails to execute and deliver to New TopCo a counterpart of the New Shareholders Agreement and a completed Investor Questionnaire (or any similar investor questionnaire authorized and approved by the New TopCo Board) shall not be entitled to receive any post-emergence dividends or other distributions on account of such Person’s New TopCo Equity (other than, for the avoidance of doubt, the distributions set forth in the Plan) until such documents are executed and delivered to New TopCo. As of the Effective Date, each holder of New TopCo Equity shall be bound by the New Shareholders Agreement (including any obligation set forth therein to waive or refrain from exercising any appraisal, dissenters’ or similar rights) even if such holder has not actually executed and delivered a counterpart thereof.

P.	Directors and Officers

As of the Effective Date, the terms of the current members of the board of managers of DSG shall expire and such managers shall cease to hold office or have any authority from or after such time (unless such manager is reappointed as of the Effective Date). As of the Effective Date, all of the directors or managers, as applicable, for the New HoldCo Board and the New TopCo Board shall be appointed in accordance with the terms of the applicable New Organizational Documents and shall serve pursuant to the terms of the charters and bylaws or other formation and constituent documents, and the applicable laws of the jurisdiction of formation, of New HoldCo and New TopCo, as applicable. To the extent known, the identities of the members of the New HoldCo Board and the New TopCo Board will be disclosed in the Plan Supplement prior to the Confirmation Hearing or at the Confirmation Hearing consistent with section 1129(a)(5) of the Bankruptcy Code.

Q.	Management Incentive Plan

On or following the Effective Date, the New HoldCo Board shall adopt and implement the Management Incentive Plan. On the Effective Date, New HoldCo shall reserve New HoldCo Equity representing up to 10% of the issued and outstanding New HoldCo Equity as of the Effective Date (or its equivalent in Awards, such as profits interests) for distribution to participating employees of the Reorganized Debtors pursuant to the Management Incentive Plan. The Reorganized Debtors shall be authorized to institute such Management Incentive Plan and enact and enter into related policies and agreements based on the terms and conditions determined by the New HoldCo Board. To the extent not otherwise agreed prior to the Effective Date, the form of the Awards, the participants in the Management Incentive Plan, the allocations of the Awards to such participants, and the terms and conditions of the Awards (including time-based and performance-based vesting) will be determined by the New HoldCo Board on or after the Effective Date.

R.	Preference Waiver

As set forth in the DIP Order, all Preference Actions against any trade counterparty of the Debtors have been irrevocably waived by the Debtors and/or their Estates, as applicable.

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S.	Preservation of Causes of Action

In accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date, other than the Causes of Action released by the Debtors pursuant to (i) the releases and exculpations contained in the Plan, including in Article VIII of the Plan, which shall be deemed released and waived by the Debtors and the Reorganized Debtors as of the Effective Date, and (ii) Preference Actions irrevocably waived by the Debtors and/or their Estates pursuant to the DIP Order; provided that, notwithstanding anything to the contrary set forth herein, to the extent the Litigation Proceeds Condition is not met, the Sinclair-Related Litigations shall be transferred to the Litigation Trust and, upon and after such transfer, the Litigation Trust shall retain and may enforce all rights to commence, pursue, prosecute, or settle any and all Sinclair-Related Litigations.

The Reorganized Debtors may pursue such Causes of Action (and, solely to the extent applicable, the Litigation Trust may pursue the Sinclair-Related Litigations), as appropriate, in accordance with the best interests of the Reorganized Debtors (or the Litigation Trust Beneficiaries, as applicable). No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action against it. Except as otherwise set forth herein or in a Final Order of the Bankruptcy Court (including the DIP Order), the Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity. Unless any Cause of Action against an Entity is expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Final Order of the Bankruptcy Court (including the DIP Order), the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of Confirmation or Consummation.

Article V.

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption of Executory Contracts and Unexpired Leases

On the Effective Date, except as otherwise provided in the Plan or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, all Executory Contracts and Unexpired Leases shall be deemed assumed, without the need for any further notice to or action, order, or approval of the Bankruptcy Court, as of the Effective Date under section 365 of the Bankruptcy Code, and regardless of whether such Executory Contract or Unexpired Lease is identified on the Schedule of Assumed Executory Contracts and Unexpired Leases, unless such Executory Contract or Unexpired Lease: (1) was assumed (or assumed and assigned) or rejected previously by the Debtors; (2) previously expired or terminated pursuant to its own terms; (3) is the subject of a motion to assume, assume and assign, or reject that is pending as of the Effective Date; or (4) is identified on the Schedule of Rejected Executory Contracts and Unexpired Leases. The Debtors shall use reasonable best efforts to reduce or minimize the aggregate amount of General Unsecured Claims arising from the rejection of Executory Contracts and Unexpired Leases; provided that the foregoing shall not in any manner restrict, limit, or otherwise alter the Debtors’ ability to make assumption or rejection decisions in accordance with their business judgment. For the avoidance of doubt, any employment agreement, letter, or similar contract

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with an employee of the Debtors that has not been terminated in accordance with its terms before the Effective Date shall be treated as an Executory Contract and shall be assumed as of the Effective Date.

Entry of the Confirmation Order shall constitute a Bankruptcy Court order approving the assumptions, assumptions and assignments, or rejections, as applicable, of such Executory Contracts or Unexpired Leases as set forth in the Plan, the Schedule of Assumed Executory Contracts and Unexpired Leases, and the Schedule of Rejected Executory Contracts and Unexpired Leases, as applicable, pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise set forth in the Plan or the Confirmation Order, assumptions, assumptions and assignments, or rejections of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by Bankruptcy Court order but not assigned to a third party on or before the Effective Date shall re-vest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption under applicable federal law. Any motions to assume (or assume and assign) Executory Contracts or Unexpired Leases pending on the Effective Date shall be subject to approval by the Bankruptcy Court on or after the Effective Date by a Final Order. Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, reserve the right to alter, amend, modify, or supplement the Schedule of Rejected Executory Contracts and Unexpired Leases and the Schedule of Assumed Executory Contracts and Unexpired Leases at any time through and including the Effective Date.

To the maximum extent permitted by law, any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan shall be deemed modified such that the transactions contemplated by the Plan shall not constitute a “change of control” or “assignment” (or terms with similar effect) under, or any other transaction or matter that would result in a violation, breach, or default under, or increase, accelerate, or otherwise alter any obligations, rights, or liabilities of the Debtors or the Reorganized Debtors under, or result in the creation or imposition of a Lien upon any property or asset of the Debtors or the Reorganized Debtors pursuant to, the applicable Executory Contract or Unexpired Lease, and any consent or advance notice required under such Executory Contract or Unexpired Lease shall be deemed satisfied by Confirmation.

B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases

Unless otherwise provided by a Final Order of the Bankruptcy Court, all Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases pursuant to the Plan or the Confirmation Order, if any, must be Filed with the Claims Agent and served on the Reorganized Debtors no later than 30 days after the Effective Date.

Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not Filed with the Claims Agent within such time will be automatically disallowed, forever barred from assertion, and shall not be enforceable against the Debtors, the Reorganized Debtors, the Estates, the Litigation Trust (if any), or their property, without the need for any objection by the Debtors or the Reorganized Debtors, or further notice to or action, order, or approval of the Bankruptcy Court or any other Entity, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged, and be subject to the permanent injunction set forth in Article VIII.F of the Plan, notwithstanding anything in a Proof of Claim to the contrary, unless leave to File a late Claim is obtained.

All Claims arising from the rejection by any Debtor of any Executory Contract or Unexpired Lease pursuant to section 365 of the Bankruptcy Code shall be treated as General Unsecured Claims pursuant to

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Article III.B of the Plan and may be objected to in accordance with the provisions of Article VII of the Plan and the applicable provisions of the Bankruptcy Code and Bankruptcy Rules.

C.	Cure of Defaults and Objections to Cure and Assumption

The Debtors or the Reorganized Debtors, as applicable, shall pay Cure Claims, if any, on the Effective Date, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. Any Cure Claim shall be deemed fully satisfied, released, and discharged upon payment by the Debtors or the Reorganized Debtors of such Cure Claim, as applicable. The Debtors (prior to the Effective Date) or the Reorganized Debtors (on or after the Effective Date), as applicable, may settle any Cure Claim on account of any Executory Contract or Unexpired Lease without any further notice to or action, order, or approval of the Bankruptcy Court.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time before the date that the Debtors assume such Executory Contract or Unexpired Lease. Any Proofs of Claim Filed with respect to an Executory Contract or Unexpired Lease that has been assumed shall be deemed disallowed and expunged, without further notice to or action, order, or approval of the Bankruptcy Court.

D.	Dispute Resolution

In the event of a timely Filed objection regarding (1) the amount of any Cure Claim, (2) the ability of the Reorganized Debtors or any assignee, to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or (3) any other matter pertaining to assumption or the cure payments required by section 365(b)(1) of the Bankruptcy Code, the Cure Claim shall only be paid following the entry of a Final Order or Final Orders resolving the dispute and approving the assumption (and, if applicable, assignment). The timing for the resolution of any such objection shall be governed by the contract assumption procedures approved as part of the order approving the Disclosure Statement or as may be agreed upon by the Debtors or the Reorganized Debtors, as applicable, and the counterparty to the Executory Contract or Unexpired Lease.

E.	Insurance Policies

Each of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto are treated as Executory Contracts under the Plan. Unless otherwise provided in the Plan, on the Effective Date, the Debtors shall be deemed to have assumed all insurance policies, as well as any agreements, documents, and instruments relating to such insurance policies or coverage of all insured claims. Except as set forth in Article V.G of the Plan, nothing in the Plan, the Plan Supplement, the Confirmation Order, or any other order of the Bankruptcy Court (including any provision that purports to be preemptory or supervening), (1) alters, modifies, or otherwise amends the terms and conditions of (or the coverage provided by) any of such insurance policies or (2) alters or modifies the duty, if any, that the insurers or third-party administrators pay claims covered by such insurance policies and their right to seek payment or reimbursement from the Debtors (or after the Effective Date, the Reorganized Debtors) or draw on any collateral or security therefor. For the avoidance of doubt, insurers and third-party administrators shall not need to nor be required to File or serve a cure objection or a request, application, claim, Proof of Claim, or motion for payment and shall not be subject to any claims bar date or similar deadline governing cure amounts or Claims.

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The automatic stay pursuant to section 362(a) of the Bankruptcy Code and the permanent injunction set forth in Article VIII.F, if and to the extent applicable, shall be deemed lifted without further order of the Bankruptcy Court, solely to permit: (1) claimants with valid direct action claims against any insurer of the Debtors under applicable non-bankruptcy law to proceed with their claims; (2) any insurer of the Debtors to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of the Bankruptcy Court, (a) all claims (i) where a claimant asserts a direct claim against any insurer of the Debtors under applicable law or (ii) that are subject to an order of the Bankruptcy Court granting the applicable claimant relief from the automatic stay or the injunction set forth in Article VIII.F to proceed with such claim and (b) all costs in relation to the foregoing; and (3) subject to the terms of the Debtors’ agreement with any insurer of the Debtors and/or applicable non-bankruptcy law, any insurer of the Debtors to (a) cancel any policies under the Debtors’ agreement with such insurer and (b) take other actions relating thereto.

F.	Indemnification Provisions

On and as of the Effective Date, the Indemnification Provisions will be assumed (to the extent assumable) by the applicable Reorganized Debtors and irrevocable and will survive the effectiveness of the Plan. On and as of the Effective Date, the Reorganized Debtors’ governance documents will provide for the indemnification, defense, reimbursement, exculpation, and/or limitation of liability of, and advancement of fees and expenses to the Debtors’ and the Reorganized Debtors’ current and former directors, officers, employees, and agents to at least to the same extent as the organizational documents of each of the respective Debtors on the Petition Date, against any claims or Causes of Action whether direct or derivative, liquidated or unliquidated, fixed or contingent, disputed or undisputed, matured or unmatured, known or unknown, foreseen or unforeseen, asserted or unasserted, arising out of or relating to the Reorganized Debtors’ business or affairs or any such Person serving in a capacity as a director, officer, employee, or agent of the Reorganized Debtors. None of the Reorganized Debtors will amend and/or restate their respective governance documents before or after the Effective Date to terminate or adversely affect any of the Reorganized Debtors’ obligations to provide such indemnification rights or such directors’, officers’, employees’, or agents’ indemnification rights.

G.	Director, Officer, Manager, and Employee Liability Insurance

On or before the Effective Date, the Debtors, on behalf of the Reorganized Debtors, shall be authorized to and shall purchase and maintain directors, officers, managers, and employee liability tail coverage for the six-year period following the Effective Date for the benefit of the Debtors’ current and former directors, managers, officers, and employees (excluding, if the Litigation Proceeds Condition is not met, any Person(s) or Entities that may be defendants in or otherwise liable in connection with the Sinclair-Related Litigations) on terms no less favorable to such persons than their existing coverage under the D&O Liability Insurance Policies with available aggregate limits of liability upon the Effective Date of no less than the aggregate limit of liability under the existing D&O Liability Insurance Policies.

After the Effective Date, none of the Debtors or the Reorganized Debtors shall terminate or otherwise reduce the coverage under any such policies with respect to conduct occurring as of the Effective Date, and all officers, directors, managers, and employees of the Debtors who served in such capacity at any time before the Effective Date (excluding, if the Litigation Proceeds Condition is not met, any Person(s) or Entities that may be defendants in or otherwise liable in connection with the Sinclair-Related Litigations) shall be entitled to the full benefits of any such policy for the full six-year term of such policy regardless of whether such officers, directors, managers, or employees remain in such positions after the Effective Date.

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On and after the Effective Date, each of the Reorganized Debtors shall be authorized to purchase a directors’ and officers’ liability insurance policy for the benefit of their respective directors, members, trustees, officers, and managers in the ordinary course of business.

H.	Employee and Retiree Benefits

Except as otherwise provided in the Plan, on and after the Effective Date, subject to any Final Order and, without limiting any authority provided to the Reorganized Debtors under the Debtors’ respective formation and constituent documents, the Reorganized Debtors shall: (1) amend, adopt, assume, and/or honor in the ordinary course of business any contracts, agreements, policies, programs, and plans, in accordance with their respective terms, for, among other things, employment, compensation, including any incentive plans, retention plans, health care benefits, disability benefits, deferred compensation benefits, savings, severance benefits, retirement benefits, welfare benefits, workers’ compensation insurance, and accidental death and dismemberment insurance for the directors, officers, and employees of any of the Debtors who served in such capacity from and after the Petition Date; provided, that the foregoing shall not include any contracts, agreements, policies, programs, or plans providing for equity or equity-linked (including phantom equity) compensation or incentives; and (2) honor, in the ordinary course of business, Claims of employees employed as of the Effective Date for accrued vacation time arising prior to the Petition Date and not otherwise paid pursuant to a Bankruptcy Court order; provided that the consummation of the transactions contemplated in the Plan shall not constitute a “change in control” with respect to any of the foregoing arrangements. Notwithstanding the foregoing, pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, to the extent that the Debtors have any retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), such retiree benefits shall continue to be paid in accordance with applicable law.

I.	Workers Compensation Program

As of the Effective Date, the Reorganized Debtors shall continue to honor their obligations under (1) all applicable workers’ compensation laws in states in which the Reorganized Debtors operate, and (2) the Debtors’ (a) written contracts, agreements, and agreements of indemnity, in each case relating to workers’ compensation, (b) self-insurer workers’ compensation bonds, policies, programs, and plans for workers’ compensation, and (c) workers’ compensation insurance. All Proofs of Claims on account of workers’ compensation shall be deemed withdrawn automatically and without any further notice to or action, order, or approval of the Bankruptcy Court; provided, however, that nothing in the Plan shall limit, diminish, or otherwise alter the Debtors’ or Reorganized Debtors’ defenses, Causes of Action, or other rights under applicable non-bankruptcy law with respect to any such contracts, agreements, policies, programs and plans.

J.	Modifications, Amendments, Supplements, Restatements, or Other Agreements

Unless otherwise provided in the Plan, each Executory Contract or Unexpired Lease that is assumed shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and Executory Contracts and Unexpired Leases related thereto, if any, including easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Plan.

Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or

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amount of any Claims that may arise in connection therewith, except to the extent otherwise set forth in any such modification, amendment, supplement, or restatement.

K.	Reservation of Rights

Nothing contained in the Plan or the Plan Supplement shall constitute an admission by the Debtors or any other party that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder.

L.	Non-Occurrence of Effective Date

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code, unless such deadline(s) have expired.

M.	Contracts and Leases Entered Into After the Petition Date

Contracts and leases entered into after the Petition Date by any Debtor and any Executory Contracts and Unexpired Leases assumed by any Debtor may be performed by the applicable Reorganized Debtor in the ordinary course of business.

Article VI.

PROVISIONS GOVERNING DISTRIBUTIONS

A.	Timing and Calculation of Amounts to Be Distributed

Unless otherwise provided in the Plan, on the Effective Date (or if a Claim is not an Allowed Claim on the Effective Date, on the date that such Claim becomes an Allowed Claim) each Holder of an Allowed Claim shall receive the full amount of the distributions that the Plan provides for Allowed Claims in each applicable Class and in the manner provided in the Plan. If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VII of the Plan. Except as otherwise provided in the Plan (or the Litigation Trust Agreement if the Litigation Proceeds Condition is not met), Holders of Claims shall not be entitled to interest, dividends, or accruals on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Effective Date. The Debtors (and the Litigation Trust if the Litigation Proceeds Condition is not met) shall have no obligation to recognize any transfer of Claims occurring on or after the Distribution Record Date.

B.	Distributions Generally

Except as otherwise provided in the Plan and/or with respect to Litigation Trust Interests, if any, the Litigation Trust Agreement, distributions under the Plan shall be made by the Distribution Agent. The Distribution Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court. Additionally, in the event that the Distribution Agent is so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be borne by the Reorganized Debtors.

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Notwithstanding any provision of the Plan to the contrary, distributions to Holders of First Lien Claims and Junior Funded Debt Claims shall be, or shall be deemed to be, made by or at the direction of each of the applicable Prepetition Agents or Prepetition Notes Trustees, as applicable, each of which shall act as Distribution Agent for distributions of Cash to the respective Holders of First Lien Claims and Junior Funded Debt Claims under the relevant Prepetition Credit Agreement or Prepetition Notes Indenture, as applicable. For the avoidance of doubt, the Second Lien Revolving Loan Agent, Second Lien Term Loan Agent, and Third Lien Term Loan Agent shall not be obligated to serve as the Distribution Agent for any non-Cash distributions under the Plan. The Prepetition Notes Trustees may transfer or direct the transfer of Cash distributions directly through the facilities of DTC (whether by means of book-entry exchange, free delivery, or otherwise) and will be entitled to recognize and deal for all purposes under the Plan with Holders of Second Lien Notes Claims, Third Lien Notes Claims, and Unsecured Notes Claims to the extent consistent with the customary practices of DTC. Regardless of whether such distributions are made by the applicable Prepetition Agent or Prepetition Notes Trustee, or by any other Distribution Agent at the reasonable direction of such Prepetition Agent or Prepetition Notes Trustee, such distributions shall be subject in all respects to the right of each Prepetition Agent and Prepetition Notes Trustee to maintain, enforce, and exercise its applicable Charging Lien against such distributions. All Cash distributions to be made to Holders of Second Lien Notes Claims, Third Lien Notes Claims, and Unsecured Notes Claims shall be eligible to be distributed through the facilities of DTC and as provided for under the Second Lien Notes Indenture, the Third Lien Notes Indenture, and the Unsecured Notes Indenture, as applicable. Notwithstanding anything herein to the contrary and if the Litigation Proceeds Condition is not met, distributions to the Litigation Trust Beneficiaries shall be made by or at the direction of the Litigation Trustee as and when provided for in the Litigation Trust Agreement.

C.	Distributions on Account of Obligations of Multiple Debtors

For all purposes associated with distributions under the Plan, all guarantees by any Debtor of the obligations of any other Debtor, as well as any joint and several liability of any Debtor with respect to any other Debtor, shall be deemed eliminated so that any Claim that could otherwise be asserted against more than one Debtor shall result in a single distribution under the Plan; provided that, for the avoidance of doubt, Claims held by a single Entity at different Debtors that are not based on guarantees or joint and several liability shall be entitled to the applicable distribution for each such Claim. Any such Claims shall be released and discharged pursuant to Article VIII of the Plan and shall be subject to all potential objections, defenses, and counterclaims, and to estimation pursuant to section 502(c) of the Bankruptcy Code. For the avoidance of doubt, this shall not affect the obligation of each and every Debtor to pay U.S. Trustee fees until such time as a particular case is closed, dismissed, or converted.

D.	Administrative Consolidation for Distribution Purposes Only

On the Effective Date, and solely for administrative purposes to facilitate distributions to Holders of General Unsecured Claims: (1) all General Unsecured Claims against each of the Debtors shall be deemed merged or treated as liabilities of the consolidated Debtors to the extent Allowed; and (2) each General Unsecured Claim Filed in any of the Chapter 11 Cases shall be treated as Filed against the consolidated Debtors and shall be treated as one General Unsecured Claim against and obligation of the consolidated Debtors. For the avoidance of doubt, for purposes of determining the availability of the right of set off under section 553 of the Bankruptcy Code, the Debtors shall be treated as separate entities so that, subject to the other provisions of section 553 of the Bankruptcy Code, debts due to any of the Debtors may not be set off against the liabilities of any of the other Debtors. Such administrative consolidation is solely for the purpose of facilitating distributions to Holders of General Unsecured Claims under the Plan and shall not affect the legal and/or corporate structures of the Reorganized Debtors. Moreover, such administrative consolidation shall not affect any subordination provisions set forth in any agreement

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relating to any General Unsecured Claim or the ability of the Debtors to seek to have any General Unsecured Claim subordinated in accordance with any contractual rights or equitable principles.

E.	Rights and Powers of Distribution Agent
1.	Powers of the Distribution Agent

The Distribution Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Distribution Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Distribution Agent to be necessary and proper to implement the provisions hereof.

2.	Expenses Incurred On or After the Effective Date

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and out-of-pocket expenses incurred by the Distribution Agent (or the Prepetition Agents and Prepetition Notes Trustees, in each case, acting as Distribution Agent, other than the Litigation Trustee (if any)) on or after the Effective Date (including taxes) and any reasonable compensation and out-of-pocket expense reimbursement claims (including reasonable, actual, and documented attorney and/or other professional fees and expenses) made by the Distribution Agent (or the Prepetition Agents or Prepetition Notes Trustees, in each case, acting as Distribution Agent, other than the Litigation Trustee (if any)) shall be paid in full in Cash by the Reorganized Debtors. For the avoidance of doubt, the Litigation Trust Expenses shall be paid pursuant to the terms of the Litigation Trust Agreement (if any).

F.	Delivery of Distributions
1.	Initial Distribution Date

Except as otherwise provided herein, on the Initial Distribution Date, the Distribution Agent shall make distributions to Holders of Allowed Claims as of the Distribution Record Date at the address for each such Holder as indicated on the Claims Register, the Debtors’ books and records or the register or related document maintained by, as applicable, the Prepetition Agents or the Prepetition Notes Trustees as of the date of any such distribution; provided that the manner of such distributions shall be determined at the discretion of the Distribution Agent; provided, further, that the address for each Holder of an Allowed Claim shall be deemed to be the address set forth in, as applicable, any Proof of Claim Filed by such Holder, or, if no Proof of Claim has been Filed, the address set forth in the Schedules. If a Holder holds more than one Claim in any one Class, all Claims of the Holder may be aggregated into one Claim and one distribution may be made with respect to the aggregated Claim. Pursuant to the Distribution Designation Procedures, certain Holders of Claims may designate that all or a portion of such Holder’s pro rata share of the Plan Securities to be distributed as part of the treatment of such Claim, be registered in the name of, and delivered to, its designee.

Notwithstanding anything to the contrary herein, the Distribution Record Date shall not apply to distributions in respect of Securities deposited with DTC, the Holders of which shall receive distributions in accordance with (a) the customary exchange procedures of DTC or (b) the Plan. For the avoidance of doubt, in connection with a distribution through the facilities of DTC, DTC shall be considered a single Holder for purposes of distributions.

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2.	Quarterly Distribution Date

Except as otherwise determined by the Reorganized Debtors, in their sole discretion, on each Quarterly Distribution Date or as soon thereafter as is reasonably practicable, the Distribution Agent shall make the distributions required to be made on account of Allowed Claims under the Plan on such date. Any distribution that is not made on the Initial Distribution Date or on any other date specified herein because the Claim that would have been entitled to receive that distribution is not an Allowed Claim on such date, shall be distributed on the first Quarterly Distribution Date after such Claim is Allowed. No interest shall accrue or be paid on the unpaid amount of any distribution paid on a Quarterly Distribution Date in accordance with Article VI.I of the Plan.

3.	Undeliverable Distributions and Unclaimed Property

In the event that any distribution to any Holder is returned as undeliverable, no distribution to such Holder shall be made unless and until the Distribution Agent has determined the then-current address of such Holder, at which time such distribution shall be made to such Holder without interest; provided, however, that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of 180 days from the later of (a) the Effective Date and (b) the date of the distribution. After such date, all unclaimed property or interests in property shall revert to the Reorganized Debtors or the Litigation Trust (if any), as applicable, automatically and without need for a further order by the Bankruptcy Court (notwithstanding any applicable federal, provincial, or state escheat, abandoned, or unclaimed property laws to the contrary), and the Claim of any Holder to such property or interest in property shall be discharged and forever barred.

4.	No Fractional Distributions

No fractional shares, units, or principal amounts, as applicable, of the New Equity, Take Back Term Loans, Convertible B Exit Notes, Convertible A Exit Notes (if any), Exit Term Loans (if any), Litigation Trust Interests (if any), or Litigation CVRs (if any) shall be distributed, and no Cash shall be distributed in lieu of such fractional amounts, and such fractional amount shall be deemed to be zero. Notwithstanding the foregoing, when any distribution pursuant to the Plan on account of an applicable Allowed Claim would otherwise result in the issuance of a number of shares, units, or principal amounts, as applicable, of the New Equity, Take Back Term Loans, Convertible B Exit Notes, Convertible A Exit Notes (if any), Exit Term Loans (if any), Litigation Trust Interests (if any), or Litigation CVRs (if any) that is not a whole number, the actual distribution of shares, units, or principal amounts, as applicable, of the New Equity, Take Back Term Loans, Convertible B Exit Notes, Convertible A Exit Notes (if any), Exit Term Loans (if any), Litigation Trust Interests (if any), or Litigation CVRs (if any) shall be rounded as follows: (a) fractions of one-half or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half shall be rounded to the next lower whole number with no further payment therefor. The total number of authorized shares, units, or principal amounts, as applicable, of the New Equity, Take Back Term Loans, Convertible B Exit Notes, Convertible A Exit Notes (if any), Exit Term Loans (if any), Litigation Trust Interests (if any), or Litigation CVRs (if any) shall be adjusted as necessary to account for the foregoing rounding.

5.	Minimum Distributions

Notwithstanding any other provision of the Plan, the Distribution Agent will not be required to make distributions of (a) Cash less than $100 in value and (b) Convertible B Exit Notes, Take Back Term Loans, Convertible A Exit Notes (if any), or Exit Term Loans (if any) less than $1,000 in aggregate principal amount, and each such Claim to which this limitation applies shall be discharged and released pursuant to Article VIII and its Holder is forever barred pursuant to Article VIII from asserting such Claim against the

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Debtors, the Reorganized Debtors, or their respective property. For distribution purposes (including rounding), DTC will be treated as a single Holder.

G.	Manner of Payment

At the option of the Distribution Agent, any Cash payment to be made under the Plan may be made by check or wire transfer or as otherwise required or provided in applicable agreements.

H.	Compliance Matters

The Reorganized Debtors and the Distribution Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) with respect to any consideration payable pursuant to, or in connection with, the Plan such amounts as are required to be deducted and withheld under applicable tax law. Any amounts so withheld shall be remitted to the applicable Governmental Unit, and shall be treated for all purposes of the Plan as having been paid to the person in respect of which such deduction and withholding was made provided that such amounts are remitted to the appropriate Governmental Unit. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors and the Distribution Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors and the Distribution Agent reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, liens, and encumbrances.

I.	No Postpetition or Default Interest on Claims

Unless otherwise specifically provided for in the Plan, the Confirmation Order, the Cash Collateral Order, or the DIP Order, and notwithstanding any documents that govern the Debtors’ prepetition indebtedness to the contrary: (1) postpetition interest shall not accrue or be paid on any Claims and no Holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any such Claim, and (2) default interest shall not accrue or be paid on any Claims and no Holder of a Claim shall be entitled to interest at the contract default rate. Notwithstanding the foregoing, Holders of First Lien Claims shall receive the treatment set forth in the Plan, including the payment of interest paid pursuant the Cash Collateral Order and the DIP Order (and at the rate set forth in the Cash Collateral Order and the DIP Order), subject to the First Lien Claims Cap.

J.	Foreign Exchange Rate

Except as otherwise provided in a Bankruptcy Court order, as of the Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate for the applicable currency as published in The Wall Street Journal, National Edition, on the Effective Date.

K.	Allocation Between Principal and Accrued Interest

Except as otherwise provided in the Plan, the aggregate consideration paid to Holders with respect to their Allowed Claims shall be treated pursuant to the Plan as allocated first to the principal amount of such Allowed Claims (to the extent thereof) and, thereafter, to the interest, if any, on such Allowed Claim accrued through the Petition Date.

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L.	Setoffs and Recoupment

Unless otherwise provided in the Plan or the Confirmation Order, each Debtor and Reorganized Debtor, pursuant to the Bankruptcy Code (including section 553 of the Bankruptcy Code), applicable non-bankruptcy law, or as may be agreed to by the Holder of a Claim, may set off against or recoup any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Allowed Claim (before any distribution is made on account of such Allowed Claim), any claims, rights, and Causes of Action of any nature that such Debtor or Reorganized Debtor, as applicable, may hold against the Holder of such Allowed Claim, to the extent such claims, rights, or Causes of Action against such Holder have not been otherwise compromised or settled as of the Effective Date (whether pursuant to the Plan or otherwise); provided, however, that neither the failure to effect such a setoff or recoupment nor the allowance of any Claim pursuant to the Plan shall constitute a waiver or release by such Debtor or Reorganized Debtor, as applicable, of any such claims, rights, and Causes of Action that such Debtor or Reorganized Debtor may possess against such Holder. In no event shall any Holder of Claims be entitled to set off or recoup any such Claim against any claim, right, or Cause of Action of the Debtor or Reorganized Debtor, as applicable, unless such Holder has Filed a motion with the Bankruptcy Court requesting the authority to perform such setoff or recoupment on or before the Confirmation Date, and notwithstanding any indication in any Proof of Claim or otherwise that such Holder asserts, has, or intends to preserve any right of setoff or recoupment pursuant to section 553 of the Bankruptcy Code or otherwise.

M.	Claims Paid or Payable by Third Parties
1.	Claims Paid by Third Parties

A Claim shall be reduced in full, and such Claim shall be disallowed without an objection to such Claim having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or a Reorganized Debtor. To the extent that a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall repay, return, or deliver any distribution held by or transferred to the Holder to the applicable Reorganized Debtor to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan.

2.	Claims Payable by Third Parties

The availability, if any, of insurance policy proceeds for the satisfaction of an Allowed Claim shall be determined by the terms of the insurance policies of the Debtors or the Reorganized Debtors, as applicable. To the extent that one or more of the Debtors’ insurers agrees to satisfy a Claim, then immediately upon such insurers’ agreement, such Claim may be expunged to the extent of any agreed upon satisfaction on the Claims Register by the Claims Agent without a Claim objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

3.	Applicability of Insurance Policies

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of an applicable insurance policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors, the Reorganized Debtors, or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained in the Plan constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

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N.	Partial Distributions to Holders of Allowed General Unsecured Claims

The Reorganized Debtors or the Distribution Agent, as applicable, shall be authorized to make partial distributions to Holders of Allowed General Unsecured Claims on the Initial Distribution Date or any Quarterly Distribution Date as and when such Claims become Allowed, subject to maintaining the Disputed Claims Reserve for Holders of Disputed General Unsecured Claims. On and after the Effective Date, the Reorganized Debtors will use commercially reasonable efforts to resolve Disputed General Unsecured Claims expeditiously through claims estimation or otherwise and make distributions to Holders of Allowed General Unsecured Claims as soon as reasonably practicable after the Effective Date. In accordance with the Restructuring Support Agreement, the UCC reserves all rights with respect to the GUC Allocation (as defined in the Restructuring Support Agreement).

Article VII.

PROCEDURES FOR RESOLVING DISPUTED CLAIMS AND INTERESTS

A.	Allowance of Claims

Prior to the Effective Date, the Debtors shall be entitled to object to Claims and shall consult with the UCC with respect to objections to General Unsecured Claims. After the Effective Date, each of the Reorganized Debtors shall have the right to object to Claims and shall retain any and all rights and defenses that the Debtors had with respect to any Claim immediately before the Effective Date, including the Causes of Action retained pursuant to Article IV.S of the Plan.

Any Claim that has been listed in the Schedules as contingent, unliquidated, or disputed, and for which no Proof of Claim is or has been timely Filed, is not considered Allowed and shall be expunged without further action by the Debtors and without further notice to any party or action, approval, or order of the Bankruptcy Court. Notwithstanding anything to the contrary herein, no Claim of any Entity subject to section 502(d) of the Bankruptcy Code shall be deemed Allowed unless and until such Entity pays in full the amount that it owes such Debtor or Reorganized Debtors, as applicable. For the avoidance of doubt: (x) a Proof of Claim Filed after the Bar Date or the Administrative Claims Bar Date, as applicable, shall not be Allowed for any purposes whatsoever absent entry of a Final Order allowing such late-Filed Claim; and (y) the Debtors may affirmatively determine (in consultation with the Required DIP Commitment Parties and the Strategic Investor) to deem Unimpaired Claims Allowed to the same extent such Claims would be allowed under applicable non-bankruptcy law.

Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases before the Effective Date (including the Confirmation Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed pursuant to the Plan or the Bankruptcy Code, or the Bankruptcy Court has entered a Final Order, including the Confirmation Order (when it becomes a Final Order), in the Chapter 11 Cases allowing such Claim; provided that, on and after the Effective Date, the Reorganized Debtors shall have the authority to Allow any General Unsecured Claim without any further notice to or action, order, or approval by the Bankruptcy Court.

B.	Claims Administration Responsibilities

Except as otherwise specifically provided in the Plan, after the Effective Date, the Reorganized Debtors shall have the authority: (1) to File, withdraw, or litigate to judgment objections to Claims; (2) to settle, compromise, withdraw, litigate to judgment, or otherwise resolve objections to any and all Claims, regardless of whether such Claims are in a Class or otherwise; (3) to settle or compromise any Disputed Claim without any further notice to or action, order, or approval by the Bankruptcy Court; (4) to Allow any

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General Unsecured Claim; and (5) to administer and adjust the Claims Register to reflect any such settlements, compromises, or Allowances without any further notice to or action, order, or approval by the Bankruptcy Court.

C.	Estimation of Claims

Before or after the Effective Date, the Debtors or the Reorganized Debtors, as applicable, may (but are not required to) at any time request that the Bankruptcy Court estimate any Claim that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any such Claim, including during the litigation of any objection to any Claim or during the appeal relating to such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount shall constitute a maximum limitation on such Claim for all purposes under the Plan (including for purposes of distributions), and the relevant Reorganized Debtor, as applicable, may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim. Notwithstanding section 502(j) of the Bankruptcy Code, in no event shall any Holder of a Claim that has been estimated pursuant to section 502(c) of the Bankruptcy Code or otherwise be entitled to seek reconsideration of such estimation unless such Holder has Filed a motion requesting the right to seek such reconsideration on or before 14 days after the date on which such Claim is estimated. All of the aforementioned Claims and objection, estimation, and resolution procedures are cumulative and not exclusive of one another.

D.	Adjustment to Claims Without Objection

Upon and following the Effective Date, any Claim that has been paid or satisfied, or any Claim that has been amended or superseded, cancelled or otherwise expunged (including pursuant to the Plan or the Confirmation Order), may be adjusted or expunged (including on the Claims Register, to the extent applicable) by the Reorganized Debtors without a Claim objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court. Additionally, any Claim that is duplicative or redundant with another Claim against the same Debtor or another Debtor may be adjusted or expunged on the Claims Register by the Reorganized Debtors without having to File an application, motion, complaint, objection, or any other legal proceeding seeking to object to such Claim and without any further notice to or action, order, or approval of the Bankruptcy Court.

E.	Time to File Objections to Claims

Any objections to Claims shall be Filed no later than the Claims Objection Deadline.

F.	Disallowance of Claims

Any Claims held by Entities from which property is recoverable under section 542, 543, 550, or 553 of the Bankruptcy Code, or that is a transferee of a transfer avoidable under section 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code, including any applicable Sinclair Party Claims, shall be deemed disallowed pursuant to section 502(d) of the Bankruptcy Code, and Holders of such Claims may not receive any distributions on account of such Claims until such time as such Causes of Action against that Entity have been settled or a Bankruptcy Court order with respect thereto has been entered and all sums due, if any, to the Debtors by that Entity have been turned over or paid to the Reorganized Debtors. All Claims Filed on account of an indemnification obligation to a director, manager, officer, or employee of the Debtors as of the Effective Date shall be deemed satisfied and expunged from the Claims Register as of the Effective Date to the extent such indemnification obligation is assumed by the Reorganized Debtors,

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or honored or reaffirmed, as the case may be pursuant to the Plan, without any further notice to or action, order, or approval of the Bankruptcy Court.

Except as provided herein or otherwise agreed, any and all Proofs of Claim Filed after the Bar Date or the Administrative Claims Bar Date, as appropriate, shall be deemed disallowed and expunged as of the Effective Date without any further notice to or action, order, or approval of the Bankruptcy Court, and Holders of such Claims may not receive any distributions on account of such Claims, unless such late Proof of Claim has been deemed timely Filed by a Final Order.

G.	Amendments to Claims

On or after the Bar Date or the Administrative Claims Bar Date, as appropriate, a Claim may not be Filed or amended without the prior authorization of the Bankruptcy Court or the Debtors or the Reorganized Debtors, as applicable (in each case, in consultation with the Required DIP Commitment Parties and the Strategic Investor). Absent such authorization, any new or amended Claim Filed shall be deemed disallowed in full and expunged without any further notice to or action, order, or approval of the Bankruptcy Court to the maximum extent provided by applicable law.

H.	No Distributions Pending Allowance

If an objection to a Claim or portion thereof is Filed, no payment or distribution provided under the Plan shall be made on account of such Claim or portion thereof unless and until such Disputed Claim becomes an Allowed Claim.

I.	Distributions After Allowance

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the Holder of such Allowed Claim in accordance with the provisions of the Plan. As soon as practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, or the date any Disputed Claim is deemed Allowed under the Plan or the Bankruptcy Code, and in any event, no later than the next Quarterly Distribution Date, the Distribution Agent shall provide to the Holder of such Claim the distribution (if any) to which such Holder is entitled under the Plan as of the Effective Date, without any interest, dividends, or accruals to be paid on account of such Claim unless required under applicable bankruptcy law.

J.	Disputed Claims Reserve

On the Effective Date, the Debtors shall establish the Disputed Claims Reserve for any Disputed General Unsecured Claim (to the extent such Claim is ultimately Allowed) existing as of the Effective Date, which Disputed Claims Reserve shall be administered by the Reorganized Debtors or the Distribution Agent, as applicable. After the Effective Date, the Reorganized Debtors or the Distribution Agent shall hold the Disputed Claims Reserve in trust for the benefit of the Holders of General Unsecured Claims ultimately determined to be Allowed after the Effective Date. The Reorganized Debtors or the Distribution Agent shall make distributions from the Disputed Claims Reserve as provided for herein in the amounts that would have been distributable had such Claims been Allowed Claims as of the Effective Date as and to the extent such Claims become Allowed.

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Article VIII.

SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS

A.	Discharge of Claims

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Interests relate to services performed by employees of the Debtors prior to the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim based upon such debt or right is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such debt, right, or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Interest has accepted the Plan or voted to reject the Plan. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the occurrence of the Effective Date, except as otherwise specifically provided in the Plan.

B.	Release of Liens

Except (1) with respect to the Liens securing (a) the New A/R Facility, the Convertible B Exit Notes, the Take Back Term Loans, the Convertible A Exit Notes (if any), and the Exit Term Loans (if any), (b) Other Secured Claims that are Reinstated pursuant to the Plan, or (c) obligations pursuant to Executory Contracts and Unexpired Leases assumed pursuant to the Plan, or (2) as otherwise provided in the Plan or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates, including any mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates granted pursuant to an order of the Bankruptcy Court, and, subject to the consummation of the applicable distributions contemplated in the Plan, shall be fully released and discharged, at the sole cost of and expense of the Reorganized Debtors, and the holders of such mortgages, deeds of trust, Liens, pledges, or other security interests shall execute such documents as may be reasonably requested by the Debtors or the Reorganized Debtors, as applicable, to reflect or effectuate such releases, and all of the right, title, and interest of any holders of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtor and its successors and assigns.

C.	Debtor Release

Notwithstanding anything contained in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed, on and after the Effective Date, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Debtors, the Reorganized Debtors, and their Estates, in each case on behalf of themselves and their

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respective successors, assigns, and representatives, and any and all other Entities who may purport to assert any Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, as applicable, whether known or unknown, foreseen or unforeseen, matured or unmatured, liquidated or unliquidated, fixed or contingent, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that the Debtors, the Reorganized Debtors, or their Estates would have been entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, its Estate, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the Debtors’ capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, any investment in any Debtor by any Released Party, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between or among any Debtor and any Released Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, any other benefit provided by any Debtor to any Released Party, cash management arrangements, the assertion or enforcement of rights and remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions, intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the Prepetition Credit Agreements, the Prepetition Notes Indentures, the formulation, preparation, dissemination, negotiation, or Filing of the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the Plan (including, for the avoidance of doubt, the Plan Supplement), the DIP Facility, the New A/R Facility, any other Definitive Document, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction, before or during the Chapter 11 Cases, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the Filing of the Chapter 11 Cases, the solicitation of votes on the Plan, the pursuit of Confirmation of the Plan, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of debt and/or securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence related or relating to any of the foregoing taking place on or before the Effective Date, other than claims or liabilities primarily arising out of any act or omission of a Released Party that constitutes actual fraud, willful misconduct, or gross negligence, each solely to the extent as determined by a Final Order of a court of competent jurisdiction. For the avoidance of doubt, any and all claims or Causes of Action against the Released Parties relating to the First Lien Claims or the Junior Funded Debt Claims is subject to the Debtor Release. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release (1) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the New A/R Facility Credit Agreement, or any Claim, obligation, or right arising under or preserved pursuant to the Plan or the Confirmation Order, including those

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rights which are expressly preserved pursuant to Article IV.S, or (2) only if the Sinclair Release Effective Date does not occur, any Sinclair-Related Litigations; provided that if the Sinclair Release Effective Date occurs after the Effective Date, but on or prior to the Sinclair Settlement Outside Date, the Sinclair-Related Litigations shall be released as of the Sinclair Release Effective Date.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor Release is: (1) in exchange for the good and valuable consideration provided by each of the Released Parties, including the Released Parties’ substantial contributions to facilitating the Restructuring Transactions and implementing the Plan; (2) a good faith settlement and compromise of the claims and Causes of Action released by the Debtor Release; (3) in the best interests of the Debtors and all Holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; and (6) a bar to any of the Debtors, the Reorganized Debtors, or the Debtors’ Estates asserting any claim or Cause of Action released pursuant to the Debtor Release.

D.	Third-Party Release

Except as otherwise expressly set forth in the Plan (including pursuant to Article IV.S) or the Confirmation Order, on and after the Effective Date, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged by each Releasing Party (other than the Debtors, the Reorganized Debtors, and their Estates), in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all Entities who may purport to assert any claim or Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of any of the foregoing Entities, whether known or unknown, foreseen or unforeseen, matured or unmatured, liquidated or unliquidated, fixed or contingent, existing or hereafter arising, in law, equity, contract, tort, or otherwise, including any derivative claims asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, that such Entity would have been entitled to assert (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, its Estate, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, any investment in any Debtor by any Released Party, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between or among any Debtor and any Released Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, any other benefit provided by any Debtor to any Released Party, cash management arrangements, the assertion or enforcement of rights or remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions, intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the Prepetition Credit Agreements, the Prepetition Notes Indentures, the formulation, preparation, dissemination, negotiation, or Filing of the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal

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opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction before or during the Chapter 11 Cases, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the Filing of the Chapter 11 Cases, the solicitation of votes on the Plan, the pursuit of Confirmation of the Plan, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of debt and/or securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence related or relating to any of the foregoing taking place on or before the Effective Date, other than claims or liabilities primarily arising out of any act or omission of a Released Party that constitutes actual fraud, willful misconduct, or gross negligence, each solely to the extent as determined by a Final Order of a court of competent jurisdiction. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release (1) any post-Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the New A/R Facility Credit Agreement, the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, any Plan Supplement document, or any claim, obligation, or right arising under or preserved pursuant to the Plan or the Confirmation Order, including those rights which are expressly preserved pursuant to Article IV.S, (2) only if the Sinclair Release Effective Date does not occur, any Non-Released Parties; provided that if the Sinclair Release Effective Date occurs after the Effective Date, but on or prior to the Sinclair Settlement Outside Date, the Non-Released Parties shall be included in the Released Parties as of the Sinclair Release Effective Date, or (3) any Sinclair Party from any claim or Cause of Action asserted or assertable by any JPM Party or any of its Affiliates.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained herein, and, further, shall constitute the Bankruptcy Court’s finding that this Third-Party Release is: (1) consensual; (2) essential to the Confirmation of the Plan; (3) given in exchange for the good and valuable consideration provided by each of the Released Parties, including the Released Parties’ substantial contributions to facilitating the Restructuring Transactions and implementing the Plan; (4) a good faith settlement and compromise of the claims and Causes of Action released by the Third-Party Release; (5) in the best interests of the Debtors and their Estates; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any claim or Cause of Action released pursuant to the Third-Party Release.

E.	Exculpation

Except as otherwise specifically provided in the Plan, to the fullest extent permitted by applicable law, no Exculpated Party will have or incur, and each Exculpated Party will be released and exculpated from, any claim or Cause of Action arising from the Petition Date to the Effective Date in connection with or arising out of the administration of the Chapter 11 Cases, the negotiation and pursuit of the Restructuring Transactions, the Prior Restructuring Support Agreement, the

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Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the Plan Supplement, the Plan and related agreements, instruments, and other documents, the solicitation of votes with respect to the Plan, the solicitation of votes for, or confirmation of, the Plan, the funding of the Plan, the occurrence of the Effective Date, the administration of the Plan or the property to be distributed under the Plan, the issuance of securities under or in connection with the Plan, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors in connection with the Plan and the Restructuring Transactions, or the transactions in furtherance of any of the foregoing, other than claims or Causes of Action, in each case arising out of or related to any act or omission of an Exculpated Party that is a criminal act or constitutes actual fraud, willful misconduct, or gross negligence as determined by a Final Order, but in all respects such Persons will be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have acted in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of securities pursuant to the Plan and, therefore, are not, and on account of such distributions will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan, including the issuance of securities thereunder. The exculpation will be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Exculpated Parties from liability.

F.	Injunction

Except as otherwise expressly provided in the Plan or the Confirmation Order or for obligations or distributions issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold claims, Interests, or Causes of Action that have been released, discharged, or are subject to exculpation are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Exculpated Parties, the Released Parties, the Litigation Trust, the Litigation Trustee, or the Litigation Trust Assets: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims, Interests, or Causes of Actions; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such claims, Interests, or Causes of Action; (3) creating, perfecting, or enforcing any Lien or encumbrance of any kind against such Entities or the property or the Estates of such Entities on account of or in connection with or with respect to any such claims, Interests, or Causes of Action; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such claims, Interests, or Causes of Action unless such Holder has Filed a motion requesting the right to perform such setoff on or before the Effective Date, and notwithstanding an indication of a claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims, Interests, or Causes of Actions released, settled, or exculpated pursuant to the Plan.

Upon entry of the Confirmation Order, all Holders of Claims and Interests and their respective current and former employees, agents, officers, directors, principals, and direct and indirect affiliates shall be enjoined from taking any actions to interfere with the implementation or Consummation of the Plan. Except as otherwise set forth in the Confirmation Order, each Holder of an Allowed Claim or Allowed Interest, as applicable, by accepting, or being eligible to accept,

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distributions under or Reinstatement of such Claim or Interest, as applicable, pursuant to the Plan, shall be deemed to have consented to the injunction provisions set forth in this Article VIII.F.

No party may commence, continue, amend, or otherwise pursue, join in, or otherwise support any other party commencing, continuing, amending, or pursuing, a claim or Cause of Action of any kind against any of the Debtors or the Released Parties that is subject to the Debtor Release or the Third-Party Release, or arose or arises from or is related to any Covered Claim without first (i) requesting a determination from the Bankruptcy Court, after notice and a hearing, that such claim or Cause of Action represents a colorable claim against a Debtor or a Released Party, as applicable, and is not a claim that the Debtors released under the Plan, which request must attach the complaint or petition proposed to be filed by the requesting party and (ii) obtaining from the Bankruptcy Court specific authorization for such party to bring such claim or Cause of Action against a Debtor or a Released Party, as applicable. For the avoidance of doubt, any party that obtains such determination and authorization and subsequently wishes to amend the authorized complaint or petition to add any claims or Causes of Action not explicitly included in the authorized complaint or petition must obtain authorization from the Bankruptcy Court before filing any such amendment in the court where such complaint or petition is pending. The Bankruptcy Court will have sole and exclusive jurisdiction to determine whether a claim or Cause of Action is colorable and, only to the extent legally permissible, will have jurisdiction to adjudicate the underlying colorable claim or Cause of Action.

G.	Waiver of Statutory Limitations on Releases

Each Releasing Party in each of the releases contained in the Plan expressly acknowledges that although ordinarily a general release may not extend to claims that the Releasing Party does not know or suspect to exist in its favor, which if known by it may have materially affected its settlement with the party released, each Releasing Party has carefully considered and taken into account in determining to enter into the above releases the possible existence of such unknown losses or claims. Without limiting the generality of the foregoing, each Releasing Party expressly waives any and all rights conferred upon it by any statute or rule of law that provides that a release does not extend to claims that the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it may have materially affected its settlement with the Released Party. The releases contained in the Plan are effective regardless of whether those released matters are presently known, unknown, suspected or unsuspected, foreseen or unforeseen.

H.	Protection Against Discriminatory Treatment

In accordance with section 525 of the Bankruptcy Code, and consistent with paragraph 2 of Article VI of the United States Constitution, no Governmental Unit shall discriminate against any Reorganized Debtor, or any Entity with which a Reorganized Debtor has been or is associated, or deny, revoke, suspend, or refuse to renew a license, permit, charter, franchise, or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors, or another Entity with whom the Reorganized Debtors have been associated, solely because such Reorganized Debtor was a Debtor under chapter 11, may have been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before such Debtor was granted or denied a discharge), or has not paid a debt that is dischargeable in the Chapter 11 Cases.

I.	Recoupment

In no event shall any Holder of Claims or Interests be entitled to recoup any Claim or Interest against any claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such Holder actually has performed such recoupment and provided notice thereof in writing to the Debtors

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on or before the Confirmation Date, notwithstanding any indication in any Proof of Claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of recoupment.

J.	Reimbursement or Contribution

If the Bankruptcy Court disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the Effective Date, such Claim shall be forever disallowed notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Effective Date (1) such Claim has been adjudicated as non-contingent or (2) the relevant Holder of a Claim has Filed a non-contingent Proof of Claim on account of such Claim and a Final Order has been entered determining such Claim as no longer contingent.

K.	Term of Injunctions or Stays

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases (pursuant to section 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court) and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

Article IX.

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

A.	Conditions Precedent to the Effective Date

It shall be a condition to the Effective Date that the following conditions shall have been satisfied (or shall be satisfied concurrently with all other Restructuring Transactions to occur on the Effective Date (but giving effect to any ordering or sequencing of the Restructuring Transactions set forth in the Plan, including the Restructuring Steps Memorandum)) or waived pursuant to Article IX.B:

1.         (a) the Restructuring Support Agreement shall have not been terminated in accordance with its terms (and no event shall have occurred that purports to terminate the Restructuring Support Agreement (even if such termination does not occur as a result of the automatic stay of section 362 of the Bankruptcy Code or otherwise)), and shall remain in full force and effect with respect to the Required Consenting Parties and the Debtors (provided, however, that for purposes of this clause (a), the Restructuring Support Agreement shall be deemed to have been in full force and effect with respect to the Debtors upon the execution thereof, notwithstanding the lack of a Bankruptcy Court order authorizing the Debtors’ entry into the Restructuring Support Agreement), and (b) there shall not be any event, occurrence, or condition that would after the expiration of any applicable notice or cure period permit any of the Consenting Parties or the Debtors to terminate the Restructuring Support Agreement in accordance with its terms where the applicable Required Consenting Parties or the Debtors have actually given notice of such event, occurrence, or condition;

2.         all steps necessary to separate the Debtors from the Sinclair Parties shall have occurred to the reasonable satisfaction of the Required DIP Commitment Parties and the Strategic Investor, and/or, to the extent the Debtors enter into or assume any agreement(s) for transition or long-term services with the Sinclair Parties, such agreement(s) shall be reasonably acceptable to the Required DIP Commitment Parties and the Strategic Investor;

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3.         the Debtors’ agreements with the Sports Leagues and their teams as of January 16, 2024, shall not have been terminated (excluding, for the avoidance of doubt, the NBA Term Sheet and the NHL Term Sheet) and the Debtors shall not have entered into any arrangement or transaction with any of the Sports Leagues similar to the NBA Term Sheet and the NHL Term Sheet (except in each case with the consent of the Required DIP Commitment Parties and the Strategic Investor);

4.         (a) no Event of Default (as defined in the DIP Credit Agreement) shall exist under the DIP Order or the DIP Documents (or, to the extent such Event of Default exists on the proposed Effective Date, such Event of Default shall have been waived by the DIP Agent (acting at the direction of the Required Lenders (as defined in the DIP Credit Agreement)) and the DIP Facility shall remain in full force and effect, and (b) no Cash Collateral Termination Event (as defined in the DIP Order) shall exist under the DIP Order (or, to the extent such Cash Collateral Termination Event exists on the proposed Effective Date, such Cash Collateral Termination Event shall have been waived by the Majority 1L Lenders (as defined in the DIP Order)) and the DIP Order shall remain in full force and effect;

5.         there shall not have been instituted nor shall there be pending any action, proceeding, application, claim, counterclaim, or formal or informal investigation before or by any domestic court, governmental, regulatory, or administrative agency or instrumentality in connection with the Restructuring Transactions that, in the reasonable judgment of the Debtors, the Required DIP Commitment Parties, the Required Consenting First Lien Creditors, or the Strategic Investor would prohibit, prevent, or restrict consummation of the Restructuring Transactions;

6.         each document or agreement constituting the Definitive Documents shall (a) be in form and substance consistent with the Restructuring Support Agreement and the consent rights thereunder, (b) have been duly executed, delivered, acknowledged, filed, and/or effectuated, as applicable, by the Entities and Persons parties thereto, and (c) be in full force and effect, and any conditions precedent related thereto or contained therein shall have been satisfied prior to or contemporaneously with the occurrence of the Effective Date or otherwise waived;

7.         all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Restructuring Transactions, which in each case shall be in full force and effect (if applicable) and shall not be subject to unfulfilled conditions, and no temporary restraining order, preliminary injunction, judgment, or other law preventing, challenging, voiding, or making illegal the consummation of any of the Restructuring Transactions shall have been entered, issued, rendered or made, nor shall any proceeding seeking any of the foregoing be commenced or pending, and all applicable regulatory or government-imposed waiting periods shall have expired or been terminated;

8.         the New Organizational Documents shall (a) be in form and substance consistent with the Restructuring Support Agreement and the consent rights thereunder, (b) have been executed, delivered, acknowledged, filed, and/or effectuated, as applicable, with the applicable authorities in the relevant jurisdictions, and (c) be in full force and effect, and any conditions precedent related thereto or contained therein shall have been satisfied prior to or contemporaneously with the occurrence of the Effective Date or otherwise waived;

9.         all professional fees and expenses of retained Professionals required to be approved by the Bankruptcy Court shall have been paid in full or amounts sufficient to pay such fees and expenses in full after the Effective Date shall have been placed in the Professional Fee Escrow Account;

10.         all accrued and unpaid Transaction Expenses (as defined in the Restructuring Support Agreement) shall have been paid in full in accordance with the Restructuring Support Agreement;

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11.         the Bankruptcy Court shall have entered the Confirmation Order, which order shall (a) be consistent with the Restructuring Support Agreement, (b) have become a Final Order, (c) be in form and substance reasonably acceptable to the Debtors and the Required Consenting Parties, and (d) solely with respect to any provision therein that directly impacts the treatment of or consideration to be provided on account of General Unsecured Claims and/or Go-Forward Trade Claims, consistent with the Restructuring Support Agreement and in form and substance reasonably acceptable to the UCC;

12.         the New Equity to be issued and/or delivered on the Effective Date pursuant to the Plan shall have been validly issued by New TopCo or New HoldCo, as applicable, shall be fully paid and non-assessable, and shall be free and clear of all taxes, Liens and other encumbrances, preemptive rights, rights of first refusal, subscription rights, and similar rights, except for any restrictions on transfer as may be imposed by (a) applicable securities laws and (b) the applicable New Organizational Documents;

13.         (a) the New A/R Facility Documents shall have been executed and delivered by the parties thereto, (b) all conditions precedent to the consummation of the New A/R Facility Documents shall have been waived or satisfied in accordance with their terms, and (c) the closing of the New A/R Facility shall have occurred;

14.         the Convertible B Exit Notes and the Take Back Term Loans shall have been issued in accordance with the Plan and the Convertible B Exit Notes Documents or the Take Back Debt Documents, as applicable;

15.         the Debtors shall have entered into the Commercial Agreement with the Strategic Investor;

16.         all accrued and unpaid Prepetition Agent and Trustee Fees and Expenses of each Prepetition Agent and Prepetition Notes Trustee for which invoices have been provided to the Debtors prior to the Effective Date shall have been paid in full in Cash;

17.         if the Litigation Proceeds Condition has not been met, the Convertible A Exit Notes, the Exit Term Loans, and the Litigation CVRs shall have been issued pursuant to the Plan and the Convertible A Exit Notes Documents, the Exit Term Loans Documents, or the documentation evidencing the Litigation CVRs, as applicable;

18.         if the Litigation Proceeds Condition has not been met, the Litigation Trust Agreement shall have been executed, the Litigation Trust shall have been established pursuant to the Litigation Trust Agreement, and all Litigation Trust Assets shall have been contributed to, and shall have vested in, the Litigation Trust;

19.         to the extent not otherwise addressed herein, all actions, documents, and agreements necessary to implement and consummate the Restructuring Transactions shall have been effected and executed (or deemed executed), and shall be in form and substance consistent with the Restructuring Support Agreement (and the consent rights thereunder); and

20.         the Debtors shall have otherwise substantially consummated the Restructuring Transactions, and all transactions contemplated herein, in a manner consistent in all respects with the Restructuring Support Agreement and the Plan, including the Restructuring Steps Memorandum.

B.	Waiver of Conditions Precedent

The conditions precedent to the Effective Date set forth in Article IX of the Plan may not be waived without the express prior written consent (which may be via e-mail of counsel) of each of the Debtors, the

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Required DIP Commitment Parties, the Strategic Investor, and (i) solely with respect to conditions that require the consent or agreement of the Required Consenting First Lien Creditors or relate to distributions owed to the Holders of First Lien Claims or the First Lien Group or their advisors (in each case, solely with respect to the First Lien Claims), the Required Consenting First Lien Creditors, and (ii) solely with respect to conditions that require the consent or agreement of the UCC or relate to distributions owed to Holders of Go-Forward Trade Claims or General Unsecured Claims, the UCC, which waiver shall be effective without any notice to any other parties in interest and without any further notice to or action, order, or approval of the Bankruptcy Court, and without any formal action other than proceeding to consummate the Plan.

C.	Substantial Consummation

“Substantial Consummation” of the Plan, as defined in section 1101(2) of the Bankruptcy Code, with respect to any of the Debtors, shall be deemed to occur on the Effective Date with respect to such Debtor.

D.	Effect of Non-Occurrence of Conditions to Consummation

If the Effective Date does not occur with respect to any of the Debtors, the Plan shall be null and void in all respects with respect to such Debtor, and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any claims by or Claims against or Interests in such Debtors; (2) prejudice in any manner the rights of such Debtors, any Holders of a Claim or Interest, or any other Entity; or (3) constitute an admission, acknowledgment, offer, or undertaking by such Debtors, any Holders, or any other Entity in any respect.

Article X.

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

A.	Modification of Plan

Subject to the limitations contained in the Plan and the Restructuring Support Agreement, the Debtors reserve the right to modify the Plan prior to Confirmation and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not resolicit votes on such modified Plan (in each case, subject to the rights set forth in the Restructuring Support Agreement). Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the Plan, the Debtors expressly reserve their rights to alter, amend, or modify materially the Plan, one or more times, before or after Confirmation, and, to the extent necessary, may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan (in each case, subject to the rights set forth in the Restructuring Support Agreement).

B.	Effect of Confirmation on Modifications

Entry of the Confirmation Order shall constitute approval of all modifications to the Plan occurring after the solicitation thereof pursuant to section 1127(a) of the Bankruptcy Code and a finding that such modifications to the Plan do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

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C.	Revocation or Withdrawal of Plan

To the extent permitted by the Restructuring Support Agreement and subject to the consent rights therein, the Debtors reserve the right to revoke or withdraw the Plan before the Confirmation Date and to File subsequent chapter 11 plans. If the Debtors revoke or withdraw the Plan, or if the Confirmation Date or the Effective Date does not occur, then: (1) the Plan will be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain, and including the Allowance or disallowance, of all or any portion of any Claim or Interest or Class of Claims or Interests), assumption of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant hereto will be null and void in all respects; and (3) nothing contained in the Plan shall (a) constitute a waiver or release of any Claims, Interests, or Causes of Action, (b) prejudice in any manner the rights of any Debtor or any other Entity, or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by any Debtor or any other Entity.

Article XI.

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:

1.         allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Claim or Interest and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;

2.         decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3.         resolve any matters related to Executory Contracts or Unexpired Leases, including: (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Cure Claims arising therefrom, including pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; and (c) any dispute regarding whether a contract or lease is or was executory or expired;

4.         ensure that distributions to Holders of Allowed Claims and Interests (as applicable) are accomplished pursuant to the provisions of the Plan and adjudicate any and all disputes arising from or relating to distributions under the Plan;

5.         adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6.         enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of (a) contracts, instruments, releases, indentures, and other agreements or documents approved by Final Order in the Chapter 11 Cases and (b) the Plan, the Confirmation Order, and

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contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan, including the Restructuring Support Agreement;

7.         enforce any order for the sale of property pursuant to section 363, 1123, or 1146(a) of the Bankruptcy Code;

8.         grant any consensual request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code;

9.         adjudicate, decide, or resolve any and all matters related to the Restructuring Transactions;

10.         adjudicate, decide, and resolve any cases, controversies, suits, or disputes related to (and/or arising under, as applicable) the Sinclair-Related Litigations, the Sinclair Settlement Order, any agreements or other documents related or entered into in connection with the Sinclair Settlement Order, the Litigation Trust (if any), and the Litigation Trust Documents (if any);

11.         issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

12.         resolve any cases, controversies, suits, disputes, Causes of Action, or any other matters that may arise in connection with the Consummation, interpretation, or enforcement of the Plan, the Disclosure Statement, the Sinclair Settlement Order, the Confirmation Order, the Litigation Trust Documents (if any), or the Restructuring Transactions, or any Entity’s obligations incurred in connection with the foregoing, including disputes arising under agreements, documents, or instruments executed in connection with the Plan, the Disclosure Statement, the Sinclair Settlement Order, the Confirmation Order, the Litigation Trust Documents (if any), or the Restructuring Transactions;

13.         hear, determine, and resolve any cases, matters, controversies, suits, disputes, or Causes of Action in connection with or in any way related to the Chapter 11 Cases, including: (a) with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or an Interest for amounts not timely repaid pursuant to Article VI.M of the Plan; (b) with respect to the releases, injunctions, and other provisions contained in Article VIII of the Plan, including entry of such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions; (c) that may arise in connection with the Consummation, interpretation, implementation, or enforcement of the Plan, the Confirmation Order, and, subject to any applicable forum selection clauses, contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan; or (d) related to section 1141 of the Bankruptcy Code;

14.         enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

15.         consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

16.         hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

17.         enter an order or Final Decree concluding or closing the Chapter 11 Cases;

18.         enforce all orders previously entered by the Bankruptcy Court; and

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19.         hear any other matter not inconsistent with the Bankruptcy Code; provided, however, that the Bankruptcy Court shall not retain jurisdiction over disputes concerning documents contained in the Plan Supplement that have a jurisdictional, forum selection, or dispute resolution clause that refers disputes to a different court, and any disputes concerning documents contained in the Plan Supplement that contain such clauses shall be governed in accordance with the provisions of such documents.

Article XII.

MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect

Subject to Article IX.A of the Plan and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and the documents contained in the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, and any and all Holders of Claims or Interests (irrespective of whether such Claims or Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors. All Claims and Interests shall be as fixed, adjusted, or compromised, as applicable, pursuant to the Plan regardless of whether any Holder of a Claim or Interest has voted on the Plan.

B.	Additional Documents

Subject to and in accordance with the Restructuring Support Agreement, on or before the Effective Date, the Debtors may File with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors or the Reorganized Debtors, as applicable, and all Holders of Claims and Interests receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C.	Payment of Statutory Fees

All fees and applicable interest payable pursuant to section 1930(a) of the Judicial Code, including fees payable to the U.S. Trustee, shall be paid by each of the Reorganized Debtors (or the Distribution Agent on behalf of each of the Reorganized Debtors) for each quarter (including any fraction thereof) until such Debtor’s Chapter 11 Case is converted, dismissed, or a final decree closing such Chapter 11 Cases is issued, whichever occurs first.

D.	Payment of Certain Fees and Expenses

Without any further notice to or action, order, or approval of the Bankruptcy Court, the Debtors or the Reorganized Debtors, as applicable, shall pay on the Effective Date all then-outstanding reasonable and documented unpaid fees and expenses incurred on or before the Effective Date (including an estimate of fees and expenses incurred on or before the Effective Date) by all of the attorneys, advisors, and other professionals payable under the DIP Order, the DIP Documents, the Restructuring Support Agreement, and the Convertible B Exit Notes Commitment Letter, without the need for such attorneys, advisors, and other professionals to file fee applications, Claims, or any other applications or motions with the Bankruptcy Court.

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Without any further notice to or action, order, or approval of the Bankruptcy Court, the Debtors or the Reorganized Debtors, as applicable, shall pay on the Effective Date, in Cash, all then-outstanding Prepetition Agent and Trustee Fees and Expenses (including an estimate of fees and expenses incurred on or before the Effective Date), as applicable, without the need for the Prepetition Notes Trustees or Prepetition Agents, or their respective professionals, to file fee applications, Claims, or any other applications or motions with the Bankruptcy Court. After the Effective Date, and within ten calendar days after submission of reasonably detailed summary invoices, the Reorganized Debtors shall pay in full in Cash the Prepetition Agent and Trustee Fees and Expenses, without further Bankruptcy Court approval, in the ordinary course on or after the Effective Date.

Following the Effective Date, and subject to receipt of reasonably detailed summary invoices, the Reorganized Debtors shall reimburse all reasonable and documented fees and expenses incurred by the First Lien Group Advisors, the First Lien Agent (including the fees, expenses, and disbursements of counsel to the First Lien Agent), the Crossover Group Advisors, or the Strategic Investor Advisors (as defined in the Restructuring Support Agreement) on or after the Effective Date solely in connection with the implementation of the Plan (including, for the avoidance of doubt, such fees and expenses incurred in connection with the prosecution or defense of any appeals thereof). Such reasonably detailed summary invoices may be delivered by e-mail to the Reorganized Debtors. The Reorganized Debtors shall promptly pay following the receipt of such invoices (but no later than 10 calendar days following receipt thereof), in full, all reasonable fees and expenses set forth therein, without further Bankruptcy Court approval, in the ordinary course.

E.	Statutory Committee and Cessation and Expense Payment

On the Effective Date, the UCC shall dissolve and each UCC Member and its employees or agents and each Professional retained by the UCC shall be released from all rights and duties from or related to the Chapter 11 Cases; provided that, following the Effective Date the UCC shall continue in existence and shall have standing and the right to be heard for the following limited purposes: (i) applications, and any relief related thereto, for compensation by Professionals and requests for allowance of fees and/or expenses under section 503(b) of the Bankruptcy Code, and (ii) any appeals of, or related to, (a) the Confirmation Order or (b) any other appeal to which the UCC is a party. Except as set forth in the prior proviso, the Debtors, the Reorganized Debtors, the Estates, and the Litigation Trust (if any) shall not be responsible for paying any fees or expenses incurred by the UCC or any other statutory committee, including counsel and advisors thereto, after the Effective Date.

F.	Request for Expedited Determination of Taxes

The Debtors shall have the right to request an expedited determination under section 505(b) of the Bankruptcy Code with respect to tax returns filed, or to be filed, for any and all taxable periods ending after the Petition Date through the Effective Date.

G.	Reservation of Rights

Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court has entered the Confirmation Order. None of the filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor with respect to the Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Interests prior to the Effective Date.

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H.	Successors and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, Affiliate, affiliated investment funds or investment vehicles, managed accounts or funds, investment managers, advisors, and sub-advisors with discretionary authority, officer, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

I.	Service of Documents

All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided in the Plan, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

1.	If to the Debtors, to:

Diamond Sports Group, LLC
2960 Post Road
Southport, CT 06890
Attention: David Preschlack
E-mail address: [***]

With copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Brian S. Hermann, Andrew M. Parlen, Joseph M. Graham, and Alice Nofzinger
E-mail addresses: bhermann@paulweiss.com; aparlen@paulweiss.com; jgraham@paulweiss.com; anofzinger@paulweiss.com

-and-

Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
Attention: John F. Higgins, M. Shane Johnson, Megan Young-John, and Bryan L. Rochelle
E-mail addresses: jhiggins@porterhedges.com; sjohnson@porterhedges.com; myoung-john@porterhedges.com; brochelle@porterhedges.com

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-and-

Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich St., 45th floor
New York, NY 10007
Attention: Andrew Goldman, Benjamin Loveland, and Lauren Lifland
E-mail addresses: Andrew.Goldman@wilmerhale.com; Benjamin.Loveland@wilmerhale.com; Lauren.Lifland@wilmerhale.com

2.	If to the First Lien Group, to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attention: Daniel Eggermann, Jennifer Sharret, and Ashland Bernard
E-mail addresses: deggermann@kramerlevin.com; jsharret@kramerlevin.com; abernard@kramerlevin.com

3.	If to the Crossholder Group, to:

Paul Hastings LLP
200 Park Avenue
New York, NY 10166
Attention: Jayme Goldstein, Sayan Bhattacharyya, Christopher Guhin, and Matthew Garofalo
E-mail address: jaymegoldstein@paulhastings.com; sayanbhattacharyya@paulhastings.com; chrisguhin@paulhastings.com; mattgarofalo@paulhastings.com

4.	If to the Strategic Investor, to:

Latham & Watkins LLP
1271 6th Avenue
New York, NY 10020
Attention: Andrew Elken and Tessa Bernhardt
E-mail address: andrew.elken@lw.com; tessa.bernhardt@lw.com

-and-

Latham & Watkins LLP
10250 Constellation Blvd. Suite 1100
Los Angeles, CA 90067
Attention: Rick Offsay
E-mail address: rick.offsay@lw.com

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-and-

Latham & Watkins LLP
330 North Wabash Avenue, Suite 2800
Chicago, IL 60611
Attention: Caroline Reckler and Jonathan Gordon
E-mail address: caroline.reckler@lw.com; jonathan.gordon@lw.com

5.	If to the Second Lien Group, to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attention: Scott J. Greenberg and Jason Zachary Goldstein
E-mail address: sgreenberg@gibsondunn.com; jgoldstein@gibsondunn.com

6.	If to the UCC, to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Attention: Ira S. Dizengoff, Abid Qureshi, and Naomi Moss
E-mail addresses: idizengoff@akingump.com; aqureshi@akingump.com; nmoss@akingump.com

-and-

Akin Gump Strauss Hauer & Feld LLP
2001 K. Street N.W.
Washington, DC 20006
Attention: Scott L. Alberino
E-mail address: salberino@akingump.com

-and-

Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street, Suite 1800
Dallas, TX 75201
Attention: Marty L. Brimmage
E-mail address: mbrimmage@akingump.com

After the Effective Date, the Reorganized Debtors shall have the authority to send a notice to Entities that continue to receive documents pursuant to Bankruptcy Rule 2002 requiring such Entity to File a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Reorganized Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.

J.	Entire Agreement

Except as otherwise indicated, the Plan (including, for the avoidance of doubt, the Plan Supplement) supersedes all previous and contemporaneous negotiations, promises, covenants, agreements,

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understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

K.	Plan Supplement Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be made available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from the website of the Claims Agent at https://cases.ra.kroll.com/DSG or the Bankruptcy Court’s website at www.txs.uscourts.gov/page/bankruptcy-court. Unless otherwise ordered by the Bankruptcy Court, to the extent any exhibit or document in the Plan Supplement is inconsistent with the terms of any part of the Plan that does not constitute the Plan Supplement, the Plan shall control. The documents considered in the Plan Supplement are an integral part of the Plan and shall be deemed approved by the Bankruptcy Court pursuant to the Confirmation Order.

L.	Non-Severability

Except as set forth in Article VIII of the Plan, the provisions of the Plan, including its release, injunction, exculpation, and compromise provisions, are mutually dependent and non-severable. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the consent of the Debtors and Required Consenting Parties; and (3) non-severable and mutually dependent. Notwithstanding anything to the contrary in the preceding sentence, and for the avoidance of doubt, (a) prior to the Effective Date, each of the documents included in the Plan Supplement may be modified in accordance with the terms of the Plan and (b) following the Effective Date, each of the documents included in the Plan Supplement may be modified in accordance with its terms (to the extent applicable).

M.	Votes Solicited in Good Faith

Upon entry of the Confirmation Order, each of the Debtors, the Exculpated Parties, and the Released Parties will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and, pursuant to section 1125(e) of the Bankruptcy Code, each of the Debtors, the Exculpated Parties, and the Released Parties (and each of their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, employees, advisors, and attorneys) will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under the Plan or any previous plan, and, therefore, no such parties, individuals, or the Reorganized Debtors will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale, or purchase of the Securities offered and sold under the Plan or any previous plan.

N.	Waiver or Estoppel

Each Holder of a Claim or an Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, or papers Filed with the Bankruptcy Court prior to the Confirmation Date.

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O.	Closing of Chapter 11 Cases

Following the Effective Date, the Reorganized Debtors shall be permitted to (i) close all of the Chapter 11 Cases except for one of the Chapter 11 Cases as determined by the Reorganized Debtors, and any contested matters relating to each of the Debtors, including objections to Claims, shall be administered and heard in such Chapter 11 Case and (ii) change the name of the remaining Debtor and case caption of the remaining open Chapter 11 Case as desired, in the Reorganized Debtors’ sole discretion.

The Reorganized Debtors shall, promptly after the full administration of the Chapter 11 Cases, File with the Bankruptcy Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court to close the Chapter 11 Cases.

P.	Sinclair Settlement Order

Notwithstanding anything to the contrary herein, to the extent there is any conflict among the Sinclair Settlement Order and the Plan, the Sinclair Settlement Order shall control for all purposes.

[Remainder of page intentionally left blank]

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Dated: April 17, 2024	Respectfully submitted,

Diamond Sports Group, LLC (for itself and on behalf of each of its subsidiary debtors as Debtors and Debtors in Possession)

	By:	/s/ David Preschlack
		Name:	David Preschlack
		Title:	Chief Executive Officer

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Exhibit B

RSA

Execution Version

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTIONS 1125 AND 1126 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. Nothing contained in thIS RESTRUCTURING SUPPORT AGREEMENT shall be an admission of fact or liability OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

AMENDED AND RESTATED RESTRUCTURING SUPPORT AGREEMENT

This AMENDED AND RESTATED RESTRUCTURING SUPPORT AGREEMENT (including all exhibits, annexes, and schedules attached hereto in accordance with Section 15.02, and as may be amended, restated, amended and restated, supplemented, or otherwise modified from time to time, this “Restructuring Support Agreement” or this “Agreement”) amends and restates the Original RSA and is made and entered into as of February 26, 2024 (the “Execution Date”), by and among the following parties (each, a “Party,” and collectively, the “Parties”):1

(i)	Diamond Sports Group, LLC, a Delaware limited liability company (“DSG”), and each of its direct or indirect subsidiaries that has executed and delivered, or, in the future, executes and delivers, counterpart signature pages to this Agreement, a Joinder, or a Transfer Agreement to counsel to the Company Parties and to counsel to the Consenting Parties (each, a “Company Party” and, collectively, the “Company Parties”);
(ii)	the undersigned holders of, or investment advisors, sub-advisors, or managers of holders of, (a) First Lien Claims (the “Consenting First Lien Creditors”) and (b)(I) Second Lien Revolving Loan Claims, Second Lien Term Loan Claims, and/or Second Lien Notes Claims, (II) Third Lien Term Loan Claims and/or Third Lien Notes Claims, and/or (III) Unsecured Notes Claims (collectively, the “Consenting Unsecured Creditors,” and together with the Consenting First Lien Creditors, the “Consenting Creditors”), in each case that have executed and delivered counterpart signature pages to this Agreement, a Joinder, or a Transfer Agreement to counsel to the Company Parties and to counsel to the Consenting Parties;
(iii)	Amazon.com Services LLC (the “Strategic Investor”); and
(iv)	the official committee of unsecured creditors appointed by the Office of the United States Trustee in the Chapter 11 Cases (the “UCC”).

1 Capitalized terms used but not defined in the preamble and recitals to this Agreement have the meanings ascribed to them in Section 1.

RECITALS

WHEREAS, on March 14 and 15, 2023, the Company Parties commenced the Chapter 11 Cases in the Bankruptcy Court;

WHEREAS, the Company Parties, certain Consenting Creditors, and the Strategic Investor entered into that certain Restructuring Support Agreement, dated as of January 16, 2024 (including any schedules and exhibits attached thereto, the “Original RSA”), pursuant to which the Company Parties, the Consenting Creditors party thereto, and the Strategic Investor agreed to implement the Restructuring Transactions in accordance with the terms and subject to the conditions set forth in the Original RSA through the consummation of a chapter 11 plan consistent with the terms of the Original RSA;

WHEREAS, the parties to the Original RSA and the UCC desire to amend the Original RSA to add the UCC as a party and implement the UCC Settlement (as defined below) among the Parties hereto;

WHEREAS, the Company Parties, the Consenting Creditors, the Strategic Investor, and the UCC have in good faith and at arms’ length negotiated or been apprised of certain restructuring and recapitalization transactions with respect to the Company Parties’ capital structure on the terms set forth in this Agreement and as specified in the term sheet attached as Exhibit A hereto (including all exhibits, annexes, and schedules thereto, the “Restructuring Term Sheet” and such transactions as described in this Agreement and the Restructuring Term Sheet, the “Restructuring Transactions”);

WHEREAS, the Company Parties intend to implement the Restructuring Transactions by, among other things, consummating a chapter 11 plan of reorganization consistent with the terms of this Agreement and otherwise acceptable to the Company Parties and the Required Consenting Parties (such chapter 11 plan, the “Plan”); and

WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring Transactions on the terms and conditions set forth in this Agreement and the Restructuring Term Sheet.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1.         Definitions and Interpretation.

1.01.        Definitions. Capitalized terms used but not defined in this Agreement have the meanings given to such terms in the Restructuring Term Sheet. The following terms shall have the following definitions:

“Affiliate” means, with respect to any Person, any other Person controlled by, controlling or under common control with such Person and shall also include any Related Fund of such Person;

2

provided, however, (a) no Consenting Party shall be considered an Affiliate of the Company Parties and (b) none of (i) Sinclair Parent, (ii) current or former employees of Sinclair Parent who served as directors or managers of any Company Party, or (iii) any shareholders of Sinclair Parent, shall be considered an Affiliate of the Company Parties. As used in this definition, “control” (including, with its correlative meanings, “controlling,” “controlled by,” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether through ownership of securities, by contract, or otherwise).

“Agent” means any administrative agent under the Credit Agreements.

“Agreement” has the meaning set forth in the preamble to this Agreement and, for the avoidance of doubt, includes all the exhibits, annexes, and schedules attached hereto in accordance with Section 15.02 (including the Restructuring Term Sheet, which is expressly incorporated herein and made a part of this Agreement).

“Agreement Effective Date” means the date on which all of the conditions set forth in Section 2.01 have been met.

“Agreement Effective Period” means, with respect to a Party, the period from the Agreement Effective Date (or, in the case of any Consenting Creditor that becomes a party hereto after the Agreement Effective Date, the date as of which such Consenting Creditor executes and delivers a Joinder or Transfer Agreement to counsel to the Company Parties and counsel to the Consenting Parties) to the Termination Date applicable to such Party.

“Alternative Restructuring” means (a) any sale, disposition, new-money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, financing (including any debtor-in-possession financing or exit financing), use of cash collateral, liquidation or winding up, tender offer, asset sale, share issuance, recapitalization, plan of reorganization or liquidation, share exchange, business combination, joint venture, partnership, or similar transaction involving any one or more Company Parties or any Affiliates of the Company Parties or the debt, equity, or other interests in any one or more Company Parties or any Affiliates, other than as contemplated by this Agreement, including the Restructuring Term Sheet, or (b) any other transaction involving one or more Company Parties that is an alternative to and/or materially inconsistent with the Restructuring Transactions.

“Alternative Restructuring Proposal” means any bona fide inquiry, proposal, offer, bid, term sheet, discussion, or agreement (whether in writing or oral) with respect to an Alternative Restructuring.

“Antitrust Laws” has the meaning set forth in Section 6.01(a)(v) of this Agreement.

“Bally’s Agreement” means that certain Commercial Agreement, dated as of November 18, 2020, by and among Bally’s Corporation, Sinclair Parent, and DSG.

“Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended.

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“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas, Houston Division.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure.

“Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the State of New York.

“Cash Collateral Order” means the Corrected Final Order (I) Authorizing Debtors to Use Cash Collateral; (II) Granting Adequate Protection to Prepetition Secured Parties; (III) Modifying Automatic Stay; and (IV) Granting Related Relief [Docket No. 572], as may be amended, restated, supplemented, or otherwise modified from time to time.

“Challenge” has the meaning set forth in the DIP Order.

“Challenge Period” has the meaning set forth in the DIP Order.

“Chapter 11 Cases” means the cases commenced by the Company Parties under chapter 11 of the Bankruptcy Code, which are being jointly administered under Case No. 23-90116 (CML) in the Bankruptcy Court.

“Claim” has the meaning ascribed to it in section 101(5) of the Bankruptcy Code.

“Commercial Term Sheet” means that certain binding term sheet memorializing the terms of a commercial agreement between the Company Parties and the Strategic Investor, which is attached as Annex VI to the Convertible B Commitment Letter.

“Company Claims/Interests” means any Claim against, or Interest in, a Company Party, including the First Lien Claims, Second Lien Revolving Loan Claims, Second Lien Term Loan Claims, Second Lien Notes Claims, Third Lien Term Loan Claims, Third Lien Notes Claims, Unsecured Notes Claims, and Existing Equity Interests.

“Company Party(ies)” has the meaning set forth in the preamble to this Agreement.

“Company Party Termination Event” has the meaning set forth in Section 13.02 of this Agreement.

“Compensation Arrangement” means any compensation and/or benefits plans, policies, programs, agreements, or arrangements of any Company Party.

“Compliance-Related Laws” shall mean all applicable local, state, and federal laws, rules, or regulations relating to (i) combatting bribery or corruption (including, without limitation, the U.S. Foreign Corrupt Practices Act), (ii) terrorism, financial crime or money laundering (including, without limitation, the United States Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, the United States Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 and 1957), the Anti-Money Laundering Act of 2020, the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended), and the Proceeds of Crime

4

Act 2002 (as amended), and any rules and regulations issued with respect to each of the foregoing (including those issued by any Governmental Entity or regulatory authority), and (iii) economic sanctions, including those administered by the United States government (including the Office of Foreign Assets Control of the U.S. Department of the Treasury).

“Compliance Restricted Party” shall mean any Person (i) included on one or more of the Compliance Restricted Party Lists; (ii) located, organized, or ordinarily residing in a jurisdiction that is the subject of country- or territory-wide sanctions; (iii) owned or controlled by, or acting on behalf of, any of the foregoing; or (iv) with whom any Party is otherwise prohibited from dealing under applicable Compliance-Related Laws.

“Compliance Restricted Party Lists” shall mean lists of sanctioned or restricted persons maintained by the United Nations, the United Kingdom, the United States, or the European Union, and any other relevant jurisdiction, including but not limited to, the following lists (as amended from time to time): (i) lists administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (including the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List), as amended from time to time; (ii) lists administered by the U.S. Department of Commerce (including, but not limited to, the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List); (iii) the Non-SDN Chinese Military-Industrial Complex Companies List; (iv) the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; and (v) and similar lists of restricted parties maintained by other relevant Governmental Entities.

“Confidentiality Agreement” means an executed confidentiality agreement, including with respect to the issuance of a “cleansing letter” or other public disclosure of material non-public information agreement, in connection with any proposed Restructuring Transactions.

“Confirmation Date” means the date on which the Bankruptcy Court enters the Confirmation Order on the docket in the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

“Confirmation Order” means the order entered by the Bankruptcy Court confirming the Plan.

“Consent” means any consent, novation, approval, authorization, qualification, waiver, registration, or notification to be obtained from, filed with, or delivered to any Person.

“Consenting Creditors” has the meaning set forth in the preamble to this Agreement.

“Consenting First Lien Creditors” has the meaning set forth in the preamble to this Agreement.

“Consenting Party Termination Event” has the meaning set forth in Section 13.01 of this Agreement.

“Consenting Parties” means the Consenting Creditors, the Initial DIP Commitment Parties, the Strategic Investor, and the UCC.

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“Consenting Parties’ Advisors” means, collectively, the First Lien Group Advisors, the Crossover Group Advisors, the Strategic Investor Advisors, and the UCC Advisors.

“Consenting Unsecured Creditors” has the meaning set forth in the preamble to this Agreement.

“Convertible A Exit Notes” has the meaning set forth in the Restructuring Term Sheet.

“Convertible B Exit Notes” has the meaning set forth in the Restructuring Term Sheet.

“Convertible B Commitment Letter” has the meaning set forth in the Restructuring Term Sheet.

“Cooperation Agreement” means that certain cooperation agreement, dated November 6, 2023, a copy of which is filed at Docket No. 1342-1, as amended, modified, or supplemented from time to time in accordance with its terms.

“Cooperation Agreement Order” means the order approving the Cooperation Agreement [Docket No. 1383].

“Credit Agreements” means, collectively, the First Lien Credit Agreement, the Second Lien Credit Agreement, and the Third Lien Credit Agreement.

“Crossover Group” means, collectively, the holders of, or investment advisors, sub-advisors, or managers of holders of, First Lien Claims, Second Lien Claims, and Unsecured Funded Debt Claims represented by Paul Hastings LLP and PJT Partners LP.

“Crossover Group Advisors” means (a) Paul Hastings LLP, as counsel to the Crossover Group, (b) PJT Partners LP, as financial advisor to the Crossover Group, and (c) such other professionals as may be retained by or on behalf of the Crossover Group, with the consent of the Company Parties.

“Definitive Documents” means the documents listed in Section 3.

“DIP Commitment Letter” has the meaning set forth in the Restructuring Term Sheet.

“DIP Commitments” has the meaning set forth in the DIP Commitment Letter.

“DIP Facility” has the meaning set forth in the Restructuring Term Sheet.

“DIP Loans” has the meaning set forth in the DIP Term Sheet.

“DIP Order” means any order of the Bankruptcy Court approving and governing the DIP Facility, as may be amended, restated, supplemented, or otherwise modified from time to time.

“DIP Term Sheet” has the meaning set forth in the Restructuring Term Sheet.

“Disclosure Statement” means the disclosure statement with respect to the Plan in accordance with, among other things, sections 1125, 1126(b), and 1145 of the Bankruptcy Code,

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Rule 3018 of the Bankruptcy Rules, and other applicable Law, including all exhibits, annexes, schedules, and supplements thereto, each as may be amended, supplemented, or modified from time to time.

“Disqualified Party” means (x) a company that offers products or services in the following categories: e-commerce platform, “big box retail”, cloud computing, and video streaming or (y) an Affiliate of a company described in clause (x); provided, however, that “Disqualified Party” shall not include (i) any Investment Fund or (ii) an Affiliate of a company described in clause (x) solely because of its common control by an Investment Fund.

“Disclosure Statement Order” means the order of the Bankruptcy Court approving the Disclosure Statement as a disclosure statement meeting the applicable requirements of the Bankruptcy Code and, to the extent necessary, approving the related Solicitation Materials, which order may be the Confirmation Order.

“DSG” has the meaning set forth in the recitals to this Agreement.

“Entity” shall have the meaning set forth in section 101(15) of the Bankruptcy Code.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Execution Date” has the meaning set forth in the preamble to this Agreement.

“Existing Equity Interest” means any Interest in DSG.

“Existing Intercreditor Agreement” means that certain First/Second/Third Lien Intercreditor Agreement, dated as of March 1, 2022, among UMB Bank, N.A. (as successor to Wilmington Savings Fund Society, FSB), as Priority Lien Agent, Wilmington Savings Fund Society, FSB, as Original Second Lien Credit Agreement Agent, U.S. Bank Trust Company, National Association, as Original Second Lien Indenture Trustee, Wilmington Savings Fund Society, FSB, as Original Third Lien Credit Agreement Agent, and U.S. Bank Trust Company, National Association, as Original Third Lien Indenture Trustee, as such agreement, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

“Exit Term Loans” has the meaning set forth in the Restructuring Term Sheet.

“Finance Documents” means, collectively, (a) the Credit Agreements and the Notes Indentures, and (b) all other documents entered into pursuant to or in connection with the foregoing documents in clause (a) of this definition (including any cash management arrangements and ancillary facilities).

“First Lien Claims” has the meaning set forth in the Restructuring Term Sheet.

“First Lien Credit Agreement” means that certain First Lien Credit Agreement, dated as of March 1, 2022, by and among Holdings, DSG, as borrower, UMB Bank, N.A. (successor to Wilmington Savings Fund Society, FSB), as administrative agent and collateral agent, and the

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other lenders party thereto, as such agreement, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

“First Lien Group” means, collectively, the holders of, or investment advisors, sub-advisors, or managers to beneficial holders of, the First Lien Term Loans, Second Lien Term Loans, Second Lien Notes, and Unsecured Notes represented by the First Lien Group Advisors.

“First Lien Group Advisors” means (a) Kramer Levin Naftalis & Frankel LLP, as counsel to the First Lien Group, (b) Centerview Partners LLC, as financial advisor to the First Lien Group, (c) Hunton Andrews Kurth LLP, as local counsel to the First Lien Group, and (d) such other professionals as may be retained by or on behalf of the First Lien Group, with the consent of the Company Parties.

“First Lien Term Loans” means the loans outstanding under the First Lien Credit Agreement.

“General Unsecured Claim” has the meaning set forth in the Restructuring Term Sheet.

“Go-Forward Trade Claim” has the meaning set forth in the Restructuring Term Sheet.

“Governmental Entity” means any applicable federal, state, local, or foreign government or any agency, bureau, board, commission, court, or arbitral body, department, political subdivision, regulatory or administrative authority, tribunal or other instrumentality thereof, or any self-regulatory organization. For the avoidance of doubt, the term “Governmental Entity” includes any “Governmental Unit” (as such term is defined in section 101(27) of the Bankruptcy Code).

“Holdings” means Diamond Sports Intermediate Holdings LLC, a Delaware limited liability company.

“Initial DIP Commitment Parties” has the meaning set forth in the DIP Commitment Letter.

“Interest” has the meaning set forth in the Restructuring Term Sheet.

“Investment Fund” means a bona fide investment fund or other investment vehicle, such as a hedge fund, private equity fund, an account, a share trust, an investment trust, an investment company, a pension fund or an insurance company, in each case, the business, operations or assets of which are held for investment purposes and the investments in which are professionally managed.

“Joinder” means a joinder to this Agreement substantially in the form attached hereto as Exhibit B.

“Knowledge Parties” means David Preschlack and David DeVoe, and in the case of each of the foregoing, any of their respective successors.

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“Law(s)” means any federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation, order, ruling, or judgment (including, for each of the foregoing, applicable Compliance-Related Laws), in each case, that is validly adopted, promulgated, issued, or entered by a Governmental Entity of competent jurisdiction (including the Bankruptcy Court).

“Litigation Trust Agreement” has the meaning set forth in the Restructuring Term Sheet.

“Material MVPD” means each of the Company Parties’ six largest MVPDs by subscriber count as of the date of this Agreement.

“Milestones” means the dates and deadlines set forth in Section 5.01 of this Agreement, as extended in writing by the Required Consenting Parties (which extension may be via electronic mail of counsel to the applicable Consenting Parties).

“MVPD” has the meaning set forth in the Restructuring Term Sheet.

“NBA Term Sheet” means that certain Binding Term Sheet, dated as of November 1, 2023, by and among NBA Media Ventures, LLC, DSG, and each of DSG’s direct or indirect subsidiaries party thereto.

“New A/R Facility” has the meaning set forth in the Restructuring Term Sheet.

“New A/R Facility Credit Agreement” has the meaning set forth in the Restructuring Term Sheet.

“New Organizational Documents” has the meaning set forth in the Restructuring Term Sheet.

“NHL Term Sheet” means that certain Binding Term Sheet, dated as of December 14, 2023, by and among National Hockey League, NHL Interactive Cyberenterprises, LLC, NHL Enterprises, L.P., DSG, and each of DSG’s direct or indirect subsidiaries party thereto.

“No Recourse Party” has the meaning set forth in Section 15.24 of this Agreement.

“Notes Indentures” means, collectively, the Second Lien Notes Indenture, the Third Lien Notes Indenture, and the Unsecured Notes Indenture.

“Notes Trustee” means any indenture trustee, collateral trustee, or other trustee or similar entity under the Notes Indentures.

“Organizational Documents” means, with respect to any Person other than a natural person, the documents by which such Person was organized or formed (such as a certificate of incorporation, certificate of formation, certificate of limited partnership, or articles of organization) or which relate to the internal governance of such Person (such as by-laws or a partnership agreement, or an operating, limited liability company, or members agreement).

“Original RSA” has the meaning set forth in the recitals to this Agreement.

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“Outside Date” means November 30, 2024.

“Parties” has the meaning set forth in the preamble to this Agreement.

“Permit(s)” means any license, permit, registration, authorization, approval, certificate of authority, accreditation, qualification, or similar document or authority issued or granted by any Governmental Entity.

“Permitted Transferee” means each transferee of any Claims against a Company Party who meets the requirements of Section 10.01.

“Person” means an individual, a partnership, a limited partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization, a group, a Governmental Entity, or any legal entity or association.

“Plan” has the meaning set forth in the recitals to this Agreement.

“Plan Effective Date” means the date that is the first Business Day after the Confirmation Date on which all conditions precedent to the effective date of the Plan (including the conditions precedent to the consummation of the Restructuring Transactions set forth in this Agreement and in the section of the Restructuring Term Sheet entitled “Conditions Precedent to the Plan Effective Date”) have been satisfied or waived in accordance with the Plan.

“Plan Supplement” means the compilation of (a) documents and forms and/or term sheets of documents, agreements, schedules, and exhibits to the Plan and (b) to the extent known, information required to be disclosed in accordance with section 1129(a)(5) of the Bankruptcy Code that shall be filed by the Company Parties with the Bankruptcy Court.

“Qualified Marketmaker” means an entity that (a) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Company Claims/Interests (or enter with customers into long and short positions in Company Claims/Interests), in its capacity as a dealer or market maker in Company Claims/Interests and (b) is, in fact, regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

“Related Fund” means, with respect to any Person, any fund, account, or investment vehicle that is controlled, advised, or managed by (a) such Person, (b) an Affiliate of such Person, or (c) the same investment manager, advisor, or subadvisor that controls, advises, or manages such Person or an Affiliate of such investment manager, advisor, or subadvisor.

“Required Consenting First Lien Creditors” means, as of the relevant date, Consenting Creditors who own or control more than 50% in aggregate principal amount of the outstanding First Lien Claims owned or controlled by all Consenting Creditors in the aggregate as of such date (such percentage to be determined after giving effect to any bona fide unsettled trades as of such date, provided that, and solely to the extent requested by counsel to the Company Parties in writing, such Consenting Creditors with unsettled trades as of such dates shall provide reasonably satisfactory documentation to counsel to the Company Parties evidencing the validity of such

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unsettled trades (it being understood and agreed that executed trade confirmations shall be deemed satisfactory documentation)).

“Required Consenting Parties” means, as of the relevant date, each of (a) the Required Consenting First Lien Creditors, (b) the Strategic Investor, and (c) the Required DIP Commitment Parties.

“Required Consenting Unsecured Creditors” means, as of the relevant date, Consenting Creditors who own or control more than 50% in aggregate principal amount of the outstanding Second Lien Claims and Unsecured Funded Debt Claims, in each case, owned or controlled by all Consenting Creditors in the aggregate as of such date (such percentage to be determined after giving effect to any bona fide unsettled trades as of such date, provided that, and solely to the extent requested by counsel to the Company Parties in writing, such Consenting Creditors with unsettled trades as of such dates shall provide reasonably satisfactory documentation to counsel to the Company Parties evidencing the validity of such unsettled trades (it being understood and agreed that executed trade confirmations shall be deemed satisfactory documentation)).

“Required DIP Commitment Parties” means, as of the relevant date, Initial DIP Commitment Parties who own or control more than 66.67% in aggregate principal amount of the outstanding DIP Loans and/or DIP Commitments, as applicable, that are owned or controlled by Initial DIP Commitment Parties in the aggregate as of such date (such percentage to be determined after giving effect to any bona fide unsettled trades as of such date, provided that, and solely to the extent requested by counsel to the Company Parties in writing, such Consenting Creditors with unsettled trades as of such dates shall provide reasonably satisfactory documentation to counsel to the Company Parties evidencing the validity of such unsettled trades (it being understood and agreed that executed trade confirmations shall be deemed satisfactory documentation)).

“Required Supermajority Consenting Parties” means, as of the relevant date, either (a) the Required DIP Commitment Parties and the Strategic Investor or (b) non-defaulting Initial DIP Commitment Parties as of such date whose aggregate DIP Loans and/or DIP Commitments, as applicable, constitute more than 83.33% of the sum of the aggregate DIP Loans and DIP Commitments of all non-defaulting Initial DIP Commitment Parties as of such date.

“Restructuring Term Sheet” has the meaning set forth in the recitals to this Agreement.

“Restructuring Transactions” has the meaning set forth in the recitals to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Second Lien Claims” has the meaning set forth in the Restructuring Term Sheet.

“Second Lien Credit Agreement” means that certain Second Lien Credit Agreement, dated as of March 1, 2022, by and among Holdings, DSG, as borrower, Wilmington Savings Fund Society, FSB, as collateral agent, JPMorgan Chase Bank, N.A., as Revolving Credit Facility Agent (as defined therein), and the issuing banks and lenders party thereto, as such agreement, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

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“Second Lien Notes” means the notes issued pursuant to the Second Lien Notes Indenture.

“Second Lien Notes Claims” has the meaning set forth in the Restructuring Term Sheet.

“Second Lien Notes Indenture” means that certain Indenture, dated as of March 1, 2022, among DSG and Diamond Sports Finance Company, as issuers, the other Grantors party thereto from time to time, and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent, as such indenture, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

“Second Lien Revolving Loan Claims” has the meaning set forth in the Restructuring Term Sheet.

“Second Lien Revolving Loans” means the revolving credit facility loans outstanding under the Second Lien Credit Agreement.

“Second Lien Term Loans” means the term loans outstanding under the Second Lien Credit Agreement.

“Second Lien Term Loan Claims” has the meaning set forth in the Restructuring Term Sheet.

“Separation Cost Cap” means $45 million.

“Sinclair Parent” has the meaning set forth in the Restructuring Term Sheet.

“Sinclair-Related Litigations” has the meaning set forth in the Restructuring Term Sheet.

“Sinclair Settlement” means the settlement of the Sinclair-Related Litigations as set forth in the settlement term sheet filed at Docket No. 1658-1.

“Solicitation Materials” means all materials provided in connection with the solicitation of votes on the Plan pursuant to sections 1125 and 1126 of the Bankruptcy Code.

“Sports League” has the meaning set forth in the Restructuring Term Sheet.

“Standstill Prohibitions” means, collectively, (i) the investigation of any claims, causes of action, or potential litigation against the Prepetition Secured Parties concerning the Prepetition Claims and the Prepetition Liens (each as defined in the DIP Order), (ii) the preparation of Standing Motions (as defined in the DIP Order) and complaints against the Prepetition Secured Parties, or (iii) any other action outlined in paragraph 32 of the DIP Order with respect to the Prepetition Secured Parties and/or the Prepetition Secured Debt (as defined in the DIP Order).

“Strategic Investor” has the meaning set forth in the preamble to this Agreement.

“Strategic Investor Advisors” means Latham & Watkins LLP.

“Superior Proposal” has the meaning set forth in Section 9.02 of this Agreement.

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“Superior Transaction” means a transaction that the board of directors, board of managers, or similar governing body of a Company Party determines in good faith, based on the advice of outside counsel: (i) would be in the best interests of the Company, and (ii) would reasonably be expected to be superior for the Company and its creditors in comparison to the Restructuring Transactions contemplated under this Agreement, taking into account factors such as the aggregate consideration offered by and conditionality of the respective transactions.

“Take Back Term Loans” has the meaning set forth in the Restructuring Term Sheet.

“Take Back Exit Facility” has the meaning set forth in the Restructuring Term Sheet.

“Termination Date” means the date on which termination of this Agreement as to a Party is effective in accordance with Section 13.

“Termination Event” has the meaning set forth in Section 13.02 of this Agreement.

“Third Lien Credit Agreement” means that certain Credit Agreement, dated as of August 23, 2019, by and among Holdings, DSG, as borrower, Wilmington Savings Fund Society, FSB, as collateral agent, and the issuing banks and lenders party thereto, as amended by the First Amendment, dated as of December 20, 2019, and the Second Amendment, dated as of March 1, 2022, as such agreement, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

“Third Lien Notes” means the notes issued pursuant to the Third Lien Notes Indenture.

“Third Lien Notes Claims” has the meaning set forth in the Restructuring Term Sheet.

“Third Lien Notes Indenture” means that certain Indenture, dated as of August 2, 2019, among DSG and Diamond Sports Finance Company, as issuers, the other Grantors party thereto from time to time and U.S. Bank Trust Company, National Association, as indenture trustee, as amended and supplemented by Supplemental Indenture No. 1, dated as of August 23, 2019, by and among the Grantors named therein, and U.S. Bank Trust Company, National Association, Supplemental Indenture No. 2, dated as of December 20, 2019, by and among DSG and Diamond Sports Finance Company, as issuers, the other Grantors named therein, and U.S. Bank Trust Company, National Association, Supplemental Indenture No. 3, dated as of August 23, 2019, by and among the Grantors named therein, and U.S. Bank Trust Company, National Association, and Supplemental Indenture No. 4, dated as of March 1, 2022, by and among DSG and Diamond Sports Finance Company, as issuers, the other Grantors named therein, and U.S. Bank Trust Company, National Association, as such indenture, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

“Third Lien Term Loans” means the loans outstanding under the Third Lien Credit Agreement.

“Third Lien Term Loan Claims” has the meaning set forth in the Restructuring Term Sheet.

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“Transaction Expenses” means all reasonable and documented fees, costs, and expenses of each of the First Lien Group Advisors, the Crossover Group Advisors, and the Strategic Investor Advisors, whether incurred before or after the Agreement Effective Date, in connection with the Chapter 11 Cases, negotiation, formulation, preparation, execution, delivery, implementation, consummation, and/or enforcement (including, for the avoidance of doubt, enforcement through appellate litigation) of this Agreement and/or any of the other Definitive Documents, and/or the transactions contemplated hereby or thereby, including any amendments, waivers, consents, supplements, or other modifications to any of the foregoing, and, to the extent applicable, consistent with the Convertible B Commitment Letter and any engagement letters or fee reimbursement letters entered into (i) between the applicable Company Parties, on the one hand, and each First Lien Group Advisor, on the other hand, with respect to the fees, costs, and expenses of such First Lien Group Advisor, or (ii) between the applicable Company Parties, on the one hand, and each Crossover Group Advisor, on the other hand, with respect to the fees, costs, and expenses of such Crossover Group Advisor, in any such case as supplemented or modified by this Agreement.

“Transfer” means to sell, resell, reallocate, use, pledge, assign, transfer, loan, grant, hypothecate, participate, donate, or otherwise encumber or dispose of, issue, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales, or other transactions); provided that for purposes of determining the time of a Transfer of a loan where any sale or assignment must be subsequently settled by an Agent, the time of the Transfer is the time of the agreement to sell or assign the loan, not the date of settlement of such transaction.

“Transfer Agreement” means a transfer agreement substantially in the form attached to this Agreement as Exhibit C. For the avoidance of doubt, any transferee that executes a Transfer Agreement shall be deemed a “Party” under this Agreement as provided therein.

“UCC” has the meaning set forth in the preamble to this Agreement.

“UCC Advisors” means (a) Akin Gump Strauss Hauer & Feld LLP, as counsel to the UCC, (b) FTI Consulting, Inc., as financial advisor to the UCC, (c) Houlihan Lokey Capital, Inc., as investment banker to the UCC, and (d) Reid Collins & Tsai LLP, as special counsel to the UCC.

“UCC Settlement” means the settlement of the UCC’s potential objections to the DIP Motion and the restructuring transactions contemplated under the Original RSA, which is incorporated in this Agreement and shall be incorporated in the Plan, the Confirmation Order, and the Definitive Documents, as applicable.

“UCC Termination Event” has the meaning set forth in Section 13.03 of this Agreement.

“Unsecured Funded Debt Claims” has the meaning set forth in the Restructuring Term Sheet.

“Unsecured Notes” means the notes issued pursuant to the Unsecured Notes Indenture.

“Unsecured Notes Claims” has the meaning set forth in the Restructuring Term Sheet.

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“Unsecured Notes Indenture” means that certain Indenture, dated as of August 2, 2019, among Holdings, DSG and Diamond Sports Finance Company, as Issuers, the other guarantors from time to time party thereto, and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent, as such indenture, in whole or in part, in one or more instances, may be amended, restated, renewed, extended, supplemented, or otherwise modified from time to time (including any successive amendments, restatements, renewals, and extensions).

“YES Interests” has the meaning set forth in the Restructuring Term Sheet.

1.02.        Interpretation. For purposes of this Agreement:

(a)         in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender;

(b)         capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form;

(c)         unless otherwise specified, any reference herein to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit, as it may have been or may be amended, restated, amended and restated, supplemented, or otherwise modified or replaced from time to time; provided that any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the Execution Date, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the Execution Date;

(d)         unless otherwise specified, all references herein to “Sections” are references to Sections of this Agreement;

(e)         the words “herein,” “hereof,” and “hereto” refer to this Agreement in its entirety rather than to any particular portion of this Agreement;

(f)         captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Agreement;

(g)         references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable limited liability company Laws;

(h)         the use of “include” or “including” is without limitation, whether stated or not; and

(i)         (i) the phrase “counsel to the Consenting Parties” refers in this Agreement to each counsel specified in Section 15.10 other than counsel specified in Section 15.10(a); (ii) the phrase “counsel to the Company Parties” refers in this Agreement to each counsel specified in Section 15.10(a); (iii) the phrase “counsel to the First Lien Group” refers in this Agreement to counsel specified in Section 15.10(b); (iv) the phrase “counsel to the Crossover Group” refers in this Agreement to counsel specified in Section 15.10(c); (v) the phrase “counsel to the Consenting Creditors” refers in this Agreement to each counsel specified in Section 15.10(b) and

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Section 15.10(c); (vi) the phrase “counsel to the Strategic Investor” refers in this Agreement to counsel specified in Section 15.10(d); and (vii) the phrase “counsel to the UCC” refers in this Agreement to counsel specified in Section 15.10(e).

Section 2.         Effectiveness of this Agreement.

2.01.        This Agreement shall become effective and binding upon each of the parties that has executed and delivered counterpart signature pages to this Agreement on the date on which all of the following conditions have been satisfied or waived by the applicable Party or Parties in accordance with this Agreement:

(a)         each of the Company Parties shall have executed and delivered counterpart signature pages of this Agreement to counsel to the Consenting Parties;

(b)         the Strategic Investor shall have executed and delivered a counterpart signature page of this Agreement to counsel to the Company Parties and counsel to the other Consenting Parties;

(c)         counsel to the UCC shall have executed and delivered a counterpart signature page of this Agreement on behalf of the UCC to counsel to the Company Parties, counsel to the Consenting Creditors, and counsel to the Strategic Investor;

(d)         the following shall have executed and delivered counterpart signature pages of this Agreement to counsel to the Company Parties, counsel to the Strategic Investor, and counsel to the UCC:

(i)         the Required Consenting First Lien Lenders; and

(ii)         the Required DIP Commitment Parties; and

(e)         counsel to the Company Parties shall have given notice to counsel to the Consenting Parties in the manner set forth in Section 15.10 hereof (by electronic mail or otherwise) that the other conditions to the Agreement Effective Date set forth in this Section 2.01 have occurred.

Section 3.         Definitive Documents.

3.01.        The Definitive Documents governing the Restructuring Transactions shall include this Agreement and all other agreements, instruments, pleadings, orders, forms, questionnaires, and other documents (including all exhibits, schedules, supplements, appendices, annexes, instructions, and attachments thereto) that are utilized to implement or effectuate, or that otherwise relate to, the Restructuring Transactions.

3.02.        Each of the following Definitive Documents shall be consistent with this Agreement and otherwise in form and substance reasonably acceptable to each of the Company Parties and the Required Consenting Parties:

(a)         the Plan;

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(b)         the Plan Supplement and any other documents, schedules, and exhibits to the Plan Supplement; provided that to the extent the other Definitive Documents identified in this Section 3.02 are included in the Plan Supplement, such Definitive Documents shall be subject to the specific approval rights set forth in this Section 3.02 with respect to such Definitive Documents;

(c)         the Confirmation Order;

(d)         an order by the Bankruptcy Court approving this Agreement;

(e)         the Disclosure Statement and any Solicitation Materials;

(f)         the Disclosure Statement Order;

(g)         the New A/R Facility Credit Agreement, if any, and any other agreement, instrument, or document evidencing or governing, or executed and/or delivered in connection with, the New A/R Facility, if any;

(h)         any agreement, instrument, or document evidencing or governing, or executed and/or delivered in connection with, the Take Back Exit Facility and the Take Back Term Loans issued thereunder, including any intercreditor and subordination agreement(s), security agreement, or other documents or filings necessary or advisable to perfect the security interests securing the Take Back Exit Facility;

(i)         the DIP Order and any agreement, instrument, or document evidencing or governing, or executed and/or delivered in connection with, the DIP Facility;

(j)         any agreement, instrument, or document evidencing or governing, or executed and/or delivered in connection with, the Convertible A Exit Notes, including any intercreditor and subordination agreement(s), security agreement, or other documents or filings necessary or advisable to perfect the security interests securing the Convertible A Exit Notes;

(k)         any agreement, instrument, or document evidencing or governing, or executed and/or delivered in connection with, the Exit Term Loans, including any intercreditor and subordination agreement(s), security agreement, or other documents or filings necessary or advisable to perfect the security interests securing the Exit Term Loans;

(l)         any agreement, instrument, or document evidencing or governing, or executed and/or delivered in connection with, the Convertible B Exit Notes, including any intercreditor and subordination agreement(s), security agreement, or other documents or filings necessary or advisable to perfect the security interests securing the Convertible B Exit Notes;

(m)         an order by the Bankruptcy Court approving the Convertible B Commitment Letter; and

(n)         any other material exhibits, schedules, amendments, modifications, supplements, appendices, or other documents, motions, pleadings, and/or agreements relating to any of the foregoing.

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3.03.        Each of the following Definitive Documents shall be consistent with this Agreement and otherwise in form and substance reasonably acceptable to each of the Company Parties, the Required DIP Commitment Parties, and the Strategic Investor:

(a)         the New Organizational Documents;

(b)         any long-form agreement documenting the terms of the Commercial Term Sheet; and

(c)         any other material exhibits, schedules, amendments, modifications, supplements, appendices, or other documents, motions, pleadings, and/or agreements relating to any of the foregoing.

3.04.        Each of the following Definitive Documents shall be consistent with this Agreement and otherwise in form and substance reasonably acceptable to each of the Company Parties, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors:

(a)         the Litigation Trust Agreement; and

(b)         any other material exhibits, schedules, amendments, modifications, supplements, appendices, or other documents evidencing or governing, motions, pleadings, and/or agreements executed and/or delivered in connection with, the Litigation Trust.

3.05.        Notwithstanding anything to the contrary in this Agreement, and in addition to any other applicable consent rights of the Parties set forth in Section 3, any provision of any Definitive Document, including the DIP Order, the Plan, and the Confirmation Order, that directly impacts the treatment of or consideration to be provided on account of General Unsecured Claims and/or Go-Forward Trade Claims (including any amendments or modifications to such provisions) shall be consistent with this Agreement (including the Restructuring Term Sheet) and shall be in form and substance reasonably acceptable to the UCC.

3.06.        The Definitive Documents not executed or in a form attached to this Agreement as of the Execution Date remain subject to negotiation and completion, as applicable. Upon completion, the Definitive Documents and every other document, deed, agreement, filing, notification, letter, or instrument related to the Restructuring Transactions shall (unless otherwise expressly provided for in this Agreement) contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement (including the applicable terms of the Restructuring Term Sheet) and, except as otherwise provided above, must be reasonably acceptable to the Company Parties and the Required Consenting Parties.

Section 4.         Restructuring Term Sheet.

4.01.        The Restructuring Term Sheet is expressly incorporated herein by reference and made a part of this Agreement as if fully set forth herein. The terms and conditions of the Restructuring Transactions are set forth in the Restructuring Term Sheet; provided that the Restructuring Term Sheet is supplemented by the terms and conditions of this Agreement and the applicable Definitive Documents implementing the Restructuring Transactions. In the event of

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any inconsistencies between the terms of this Agreement and the Restructuring Term Sheet, the Restructuring Term Sheet shall govern.

Section 5.         Milestones.

5.01.        Milestones. On and after the Agreement Effective Date, the Company Parties shall implement the Restructuring Transactions in accordance with the following milestones (as any such milestone may be extended in writing by the Required Consenting Parties (which extension may be via electronic mail of counsel to the applicable Consenting Parties)), unless waived in writing by the Required Consenting Parties (which waiver may be via electronic mail of counsel to the applicable Consenting Parties):

(a)         not later than 11:59 p.m., prevailing Eastern Time, on February 27, 2024, the Bankruptcy Court shall have entered each of (i) the DIP Order and (ii) an order approving the Convertible B Commitment Letter, and the Company Parties shall have paid all accrued and unpaid Transaction Expenses as of the Agreement Effective Date for which an invoice has been received by the Company Parties on or before 12:00 p.m., prevailing Eastern Time, on the date that is one Business Day prior to the Agreement Effective Date;

(b)         not later than the earlier to occur of (x) the Closing Date (as defined in the DIP Term Sheet) of the DIP Facility and (y) three Business Days after entry of the DIP Order, the First Lien Paydown (as defined in the DIP Term Sheet) shall have been made;

(c)         not later than 11:59 p.m., prevailing Eastern Time, on March 22, 2024, the Company Parties shall have filed with the Bankruptcy Court each of (i) the Plan, (ii) the Disclosure Statement, and (iii) the motion to approve the Solicitation Materials;

(d)         not later than 11:59 p.m., prevailing Eastern Time, on June 30, 2024, the Bankruptcy Court shall have entered the Confirmation Order; and

(e)         not later than 11:59 p.m. prevailing Eastern Time on August 31, 2024, the Plan Effective Date shall have occurred; provided that, notwithstanding anything to the contrary set forth herein, such date shall automatically be extended by 60 calendar days to the extent necessary to obtain any authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Plan; provided further, that requests or applications for any such authorizations, consents, regulatory approvals, rulings, or documents are pending on August 31, 2024.

Section 6.         Commitments of the Consenting Parties.

6.01.        General Commitments, Forbearances, and Waivers.

(a)         During the Agreement Effective Period, each Consenting Party, on a several and not joint basis, agrees (and in the case of the UCC, subject in all respects to Section 9 of this Agreement), including in respect of all of its Company Claims/Interests, to:

(i)         use commercially reasonable efforts and timely take all commercially reasonable actions necessary to support, implement, and consummate the Restructuring

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Transactions; provided that no Consenting Party shall be obligated to waive (to the extent waivable by such Consenting Party) any condition to the consummation of any part of the Restructuring Transactions set forth in any Definitive Document, including the conditions precedent to the consummation of the Restructuring Transactions set forth in this Agreement (including in the section of the Restructuring Term Sheet entitled “Conditions Precedent to the Plan Effective Date,” solely to the extent such conditions precedent apply to such Consenting Party);

(ii)         negotiate in good faith, execute, and use commercially reasonable efforts to implement the Definitive Documents;

(iii)         use commercially reasonable efforts to cooperate with and assist the Company Parties in obtaining additional support for the Restructuring Transactions from the Company Parties’ other stakeholders; provided that no Consenting Party shall be obligated to amend, modify, or supplement any of the Definitive Documents to obtain such additional support (including any amendment, modification, or supplement that provides for different treatment of any Company Claims/Interests than the treatment provided to such Company Claims/Interests in the Restructuring Term Sheet);

(iv)         to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions, take all commercially reasonable actions necessary to address any such impediment, and to negotiate in good faith with the Company Parties and other Consenting Parties regarding reasonable and appropriate additional or alternative provisions to address any such impediment; provided that notwithstanding this Section 6.01(a)(iv), no Consenting Party shall be obligated hereunder to take any action to address any such impediment to the extent such action would otherwise be inconsistent with the terms of this Agreement and the Restructuring Term Sheet;

(v)         with respect to the Strategic Investor and the Initial DIP Commitment Parties, respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity, person, or other authority enforcing applicable antitrust, competition, trade regulation or similar Laws for additional information or documentation in connection with antitrust, compensation, trade regulation or similar matters (collectively, “Antitrust Laws”) as applicable to the Restructuring Transactions; and use commercially reasonable efforts to address vacate, modify, reverse, suspend, prevent, eliminate or remove any inquiry, investigation, or action by a Governmental Entity, person, or other authority, pursuant to any applicable Antitrust Laws the existence or outcome of which could reasonably result in an adverse impact to the entitlements of Strategic Investor or the Initial DIP Commitment Parties under this Agreement (for the avoidance of doubt neither the Strategic Investor nor the Initial DIP Commitment Parties, as applicable will be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of Strategic Investor or the Initial DIP Commitment Parties, as applicable, could be expected to limit the right of Strategic Investor or the Initial DIP Commitment Parties, as applicable, with respect its entitlements under this Agreement);

(vi)         with respect to the Consenting Creditors, give any notice, order, instruction, or direction to the applicable Agent or Notes Trustee necessary to give effect to the Restructuring Transactions; provided that no Consenting Creditors shall be required hereunder to provide such

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Agent, Notes Trustee, or any other Person with any indemnities or similar undertakings in connection with taking any such action or incur any fees or expenses in connection therewith;

(vii)         with respect to the Consenting Creditors, give any notice, order, instruction, or direction to the applicable Agent or Notes Trustee necessary to waive the requirement that a Company Party or any Affiliate of any Company Party hold a public investor call under any Credit Agreement, any Notes Indenture, or any Finance Documents;

(viii)        with respect to the Consenting Creditors (to the extent such Consenting Creditors have applicable consent rights under the Cash Collateral Order and/or the DIP Order), approve, and not object to, the specific line items in any budget (including any budget provided for under the Cash Collateral Order or the DIP Order) providing for the making of contractually required payments (as may be modified by agreement between the Company Parties and the applicable Sports League subject to the consent rights set forth herein) under their telecast rights agreements in accordance with the terms of this Agreement; and

(ix)         with respect to the UCC, the UCC Advisors will use commercially reasonable efforts to minimize all fees and expenses (including professional fees) incurred by the UCC Advisors in connection with the Chapter 11 Cases consistent with the UCC’s support of the Restructuring Transactions and the UCC’s fiduciary duties.

(b)         During the Agreement Effective Period, each Consenting Party, on a several and not joint basis, agrees (and in the case of the UCC, subject in all respects to Section 9 of this Agreement), including in respect of all of its Company Claims/Interests, that it shall not directly or indirectly:

(i)         object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions in accordance with the terms of this Agreement;

(ii)         seek, solicit, encourage, propose, file, support, consent to, or vote for, or enter into or participate in any discussions, agreements, understandings, or other arrangements with any Person regarding, or pursue or consummate, any Alternative Restructuring; provided, however, that nothing in this Section 6.01(b)(ii) shall prevent any of the Parties or their respective advisors from, subject in all respects to any confidentiality obligations owed to the Company Parties, discussing potential amendments, waivers, or modifications to the Restructuring Term Sheet or Definitive Documentation with any other parties in interest or their respective advisors, subject to consultation with the Company Parties and the Required Consenting Parties or their respective advisors;

(iii)         file any motion, pleading, agreement, instrument, order, form, or other document with the Bankruptcy Court or any other court (including any modifications or amendments thereof) that, in whole or in part, is not consistent with this Agreement or the Plan;

(iv)         initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Chapter 11 Cases, this Agreement, or the Restructuring Transactions against the Company Parties or the other Parties other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement;

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(v)         object to, delay, impede, or take any other action to interfere with the Company Parties’ ownership and possession of their assets, wherever located, or interfere with the automatic stay arising under section 362 of the Bankruptcy Code;

(vi)         object to any settlement of the Sinclair-Related Litigations agreed to by the Required DIP Commitment Parties, the Required Consenting First Lien Creditors, and the UCC (including the Sinclair Settlement); and

(vii)         with respect to the UCC, commence any Challenge (subject to Section 6.02(c)).

6.02.        Commitments, Forbearances, and Waivers with Respect to Chapter 11 Cases.

(a)         Subject to the provisions of Section 13.06 of this Agreement, during the Agreement Effective Period, each Consenting Creditor, on a several and not joint basis, agrees that it shall, subject to receipt by such Consenting Creditor of the Disclosure Statement and the other Solicitation Materials, (i) to the extent such Consenting Creditor is entitled to vote to accept or reject the Plan pursuant to its terms, vote each of its Company Claims/Interests to accept the Plan by delivering its duly executed and completed ballot accepting the Plan on a timely basis following the commencement of the solicitation of the Plan and its actual receipt of the Solicitation Materials, and not change, withdraw, amend, or revoke (or cause or direct to be changed, withdrawn, amended, or revoked) any such vote, and (ii) regardless of whether such Consenting Creditor is entitled to vote to accept or reject the Plan, agree to provide or opt into, and to not opt out of or object to, releases set forth in the Plan consistent with the terms set forth in this Agreement (including the Restructuring Term Sheet), and not change, withdraw, amend, or revoke (or cause or direct to be changed, withdrawn, amended, or revoked) any such release.

(b)         During the Agreement Effective Period, each Consenting Creditor, in respect of each of its Company Claims/Interests, on a several and not joint basis, will support, and will not directly or indirectly object to, delay, impede, or take any other action to interfere with any motion or other pleading or document filed by a Company Party in the Bankruptcy Court that is consistent with this Agreement.

(c)         The UCC agrees that the Challenge Period shall, upon the Execution Date, be extended until confirmation of a chapter 11 plan (subject to further extension by written agreement of the Debtors and the Majority 1L Lenders (as defined in the DIP Order) or further extension by the Court for cause shown upon a motion filed within the applicable time period), and the UCC shall not seek reimbursement for any fees or expenses in connection with the Standstill Prohibitions from the Execution Date through the date that is five Business Days prior to the expiration of the UCC’s Challenge Period; provided that upon confirmation of the Plan, the UCC’s Challenge Period shall expire with prejudice.

Section 7.         Additional Provisions Regarding the Consenting Parties’ Commitments. Notwithstanding anything contained in this Agreement, nothing in this Agreement shall: (a) affect the ability of any Consenting Party to consult with any other Consenting Party, the Company Parties, or any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee) or any foreign proceeding related to the Restructuring Transactions;

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(b) impair or waive the rights of any Consenting Party to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions; (c) prevent any Consenting Party from enforcing this Agreement or any other Definitive Document, or from asserting or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement or any other Definitive Document; (d) limit the rights of a Consenting Party under the Chapter 11 Cases or any foreign proceeding, including appearing as a party in interest in any matter to be adjudicated in order to be heard concerning any matter arising in the Chapter 11 Cases or any foreign proceeding, in each case, so long as the exercise of any such right is not inconsistent with such Consenting Party’s obligations hereunder; (e) limit the ability of a Consenting Party to purchase, sell, or enter into any transactions regarding the Company Claims/Interests, subject to the terms hereof; (f) constitute a waiver or amendment of any term or provision of (i) the Credit Agreements or any of the other Loan Documents (as defined in the Credit Agreements), (ii) the Notes Indentures or any of the other Notes Documents (as defined in the Notes Indentures), or (iii) the Existing Intercreditor Agreement; (g) constitute a termination or release of any liens on, or security interests in, any of the assets or properties of the Company Parties that secure the obligations under (i) the Credit Agreements or any of the other Loan Documents (as defined in the Credit Agreements), or (ii) the Notes Indentures or any of the other Notes Documents (as defined in the Notes Indentures); (h) require any Consenting Party to incur, assume, become liable in respect of, or suffer to exist any expenses, liabilities, or other obligations, or agree to or become bound by any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations to such Consenting Party; (i) prevent a Consenting Party from taking any action that is required to comply with applicable Law; provided that if any Consenting Party proposes to take any action that is otherwise inconsistent with this Agreement or the Restructuring Transactions to comply with applicable Law, such Consenting Party shall provide, to the extent possible without violating applicable Law, at least five Business Days’ advance, written notice to the Parties; (j) prohibit any Consenting Party from taking any action that is not inconsistent with this Agreement or the Restructuring Transactions; (k) except as and to the extent explicitly set forth herein, limit the ability of any Consenting Creditor to enforce the terms of the Existing Intercreditor Agreement (including exercising any rights or remedies available to the Consenting Creditors); or (l) affect the ability of the Strategic Investor to discuss and negotiate with Red Seam Holdings LLC or its members with respect to any necessary consents or amendments from Red Seam Holdings LLC and/or its members to allow for the creation of a direct security interest in the YES Interests and waiver of any applicable rights of first offer or refusal relating to any pledge, foreclosure or transfer of the YES Interests; provided that in all circumstances, the UCC’s rights hereunder shall be subject to Section 6.01(a)(ix) of this Agreement.

Section 8.         Commitments of the Company Parties.

8.01.        Affirmative Commitments. Except as set forth in Section 9, or unless otherwise consented to or waived by the Required Consenting Parties or the UCC, as applicable, during the Agreement Effective Period, the Company Parties agree to:

(a)         support, act in good faith, and take all reasonable actions necessary to implement and consummate the Restructuring Transactions as contemplated by this Agreement and the Restructuring Term Sheet, including (i) subject to Section 8.02(g), commencing solicitation on the Plan pursuant to the Disclosure Statement and related Solicitation Materials, (ii) using

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commercially reasonable efforts to consummate the Restructuring Transactions, (iii) obtaining the Bankruptcy Court’s approval of the applicable Definitive Documents, (iv) soliciting the Plan by means of the Disclosure Statement and related Solicitation Materials, and (v) obtaining entry of the Confirmation Order and consummation of the Restructuring Transactions pursuant to the Plan, in each case, in accordance with the applicable Milestones unless waived in accordance with the terms hereof;

(b)         to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions, take all steps reasonably necessary to address any such impediment and to negotiate in good faith with the Consenting Parties and the Consenting Parties’ Advisors regarding reasonable and appropriate additional or alternative provisions to address any such impediment;

(c)         respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity, person, or other authority enforcing applicable antitrust, competition, trade regulation or similar Laws for additional information or documentation in connection with Antitrust Laws as applicable to the Restructuring Transactions; and use commercially reasonable efforts to cooperate with and assist the Strategic Investor or the Initial DIP Commitment Parties in order to address, vacate, modify, reverse, suspend, prevent, eliminate or remove any inquiry, investigation, or action by a Governmental Entity, person, or other authority pursuant to any applicable Antitrust Laws the existence or outcome of which could reasonably result in an adverse impact to the entitlements of Strategic Investor or the Initial DIP Commitment Parties under this Agreement (for the avoidance of doubt, Strategic Investor or the Initial DIP Commitment Parties, as applicable, shall direct and control strategy with respect to any matters arising under Antitrust Laws);

(d)         use commercially reasonable efforts to obtain any and all Permits and Consents that are necessary or advisable for the implementation or consummation of any part of the Restructuring Transactions;

(e)         reasonably consult with the Required Consenting Parties regarding any regulatory or other third-party approvals necessary to implement the Restructuring Transactions, and share copies of any documents filed or submitted to any regulatory or other governmental authority in connection with obtaining any regulatory or other third-party approvals;

(f)         solely to the extent applicable, cooperate with reasonable requests from the Required Consenting Parties (and their respective advisors) for information or documentation relating to the Company Parties’ continued compliance with applicable Compliance-Related Laws and the Company Parties’ associated compliance policies, procedures, and controls with respect to such Compliance-Related Laws;

(g)         negotiate in good faith, execute, and deliver, and use commercially reasonable efforts to perform their obligations under, and consummate the transactions contemplated by, the Definitive Documents and any other required agreements to effectuate and consummate the Restructuring Transactions as contemplated by this Agreement;

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(h)         timely oppose any objections filed with respect to the Bankruptcy Court’s approval of any of the Definitive Documents;

(i)         use commercially reasonable efforts to seek additional support for the Restructuring Transactions from their other material stakeholders to the extent reasonably prudent;

(j)         (i) complete the preparation, as soon as practicable after the Agreement Effective Date, of each of the Definitive Documents (including all motions, applications, orders, agreements, and other documents, each of which, for the avoidance of doubt, shall contain terms and conditions consistent with this Agreement and shall otherwise be in form and substance acceptable in accordance with Section 3 of this Agreement), (ii) provide drafts of the Disclosure Statement, the Plan, any other Solicitation Materials, and each other Definitive Document to, and afford a reasonable opportunity for comment and review of such documents by, the Consenting Parties’ Advisors, which opportunity of comment and review shall be not less than two Business Days in advance of any filing, execution, distribution, or use (as applicable) thereof (provided that if delivery of such document at least two Business Days in advance is impossible or impracticable under the circumstances, such document shall be delivered as soon as reasonably practicable), and incorporate any reasonable comments from the Consenting Parties in good faith, consistent with Section 3 of this Agreement, (iii) consistent with Section 3 of this Agreement, consult in good faith with the Consenting Parties’ Advisors regarding the form and substance of the Disclosure Statement and other Solicitation Materials, the Plan, and each other Definitive Document, sufficiently in advance of the filing, execution, distribution, or use (as applicable) thereof and not file, execute, distribute, or use (as applicable) the Disclosure Statement, other Solicitation Materials, the Plan, and each other Definitive Document unless such document is consistent with this Agreement and otherwise in form and substance acceptable in accordance with Section 3 of this Agreement, and (iv) negotiate in good faith, execute, perform their obligations under, and consummate the transactions contemplated by, the Definitive Documents to which the respective Company Parties are (or will be) a party; provided that the obligations of the Company Parties under this Section 8.01(j) shall in no way alter or diminish any right expressly provided to any applicable Consenting Party under this Agreement to review, comment on, and/or consent to the form and/or substance of any document in accordance with the terms hereof;

(k)         promptly notify the Consenting Parties’ Advisors in writing (electronic mail being sufficient) (and in any event within two Business Days after a Knowledge Party obtains knowledge thereof) of (i) the initiation, institution, or commencement of any proceeding by a Governmental Entity or other Person challenging the validity of the transactions contemplated by this Agreement or any other Definitive Document or seeking to enjoin, restrain, or prohibit this Agreement or any other Definitive Document or the consummation of the transactions contemplated hereby or thereby, (ii) any breach by any of the Company Parties in any respect of any of their obligations, representations, warranties, or covenants set forth in this Agreement, (iii) the happening or existence of any event that shall have given rise to any legal or structural impediment that would prevent the consummation of the Restructuring Transactions or made any of the conditions precedent to any Party’s obligations set forth in (or to be set forth in) any of the Definitive Documents (including the conditions precedent to the consummation of the Restructuring Transactions set forth in this Agreement and in the section of the Restructuring Term Sheet entitled “Conditions Precedent to the Plan Effective Date”) incapable of being satisfied prior to the Outside Date, (iv) the occurrence of a Termination Event, and/or (v) the receipt of notice from any

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Governmental Entity or other Person alleging that the Consent of such Person is or may be required under any Organizational Document, contract, Permit, Law or otherwise in connection with the consummation of any part of the Restructuring Transactions;

(l)         maintain the good standing and legal existence of each Company Party under the Laws of the state or jurisdiction in which it is incorporated, organized, or formed, except to the extent that any failure to maintain such Company Party’s good standing arises solely as a result of the filing of the Chapter 11 Cases;

(m)         subject in all respects to the terms of any applicable Confidentiality Agreements(s), applicable Law, and any applicable confidentiality obligations of the Company Parties, provide the Consenting Parties’ Advisors and the Strategic Investor with reasonably timely responses to reasonable diligence requests provided by any of the Consenting Parties’ Advisors or the Strategic Investor, as applicable, and reasonable requests by any of the Consenting Parties’ Advisors or the Strategic Investor for updates with respect to the status of, or proposed steps or measures regarding, any discussions or negotiations with any of the Company Parties’ other stakeholders, contract counterparties, or other Persons with material business relations with any of the Company Parties regarding any aspect of the Restructuring Transactions, including Sports Leagues and MVPDs; provided that the Company Parties shall use commercially reasonable efforts to afford the Strategic Investor with the opportunity to participate in any material discussions or negotiations with any of the Sports Leagues or Material MVPDs;

(n)         except as otherwise expressly set forth in this Agreement, use commercially reasonable efforts to (i) conduct their businesses and operations in the ordinary course in a manner that is materially consistent with past practices as may be limited due to the commencement of the Chapter 11 Cases and (ii) preserve intact their business organizations and relationships with third parties (including creditors, lessors, licensors, suppliers, distributors, and customers) and employees in the ordinary course; provided, however, that any actions required to be taken by the Company Parties pursuant to this Agreement to effectuate the Restructuring Transactions in accordance with the terms set forth in this Agreement (including the Restructuring Term Sheet) shall not constitute a breach of the commitment set forth in this Section 8.01(n);

(o)         subject to the Sinclair Settlement and the terms thereof, consult with the Required DIP Commitment Parties, the Required Consenting First Lien Creditors, and the UCC prior to making any material decision with respect to any of the Sinclair-Related Litigations, including but not limited to pursuing additional claims, filing any dispositive motions, and settling any claims asserted in such Sinclair-Related Litigations; provided that the Company Parties shall not enter into any other settlement (other than the Sinclair Settlement) for, or otherwise release, any Claim arising out of any of the Sinclair-Related Litigations, or amend any complaint filed in the Sinclair-Related Litigations, without the prior written consent (electronic mail, either directly or via counsel, being sufficient) of the Required DIP Commitment Parties, the Required Consenting First Lien Creditors, and the UCC (not to be unreasonably withheld, conditioned, or delayed); provided further that the Required DIP Commitment Parties, the Required Consenting First Lien Creditors, and the UCC hereby acknowledge and agree that the Sinclair Settlement has been consented to by such Parties;

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(p)         consult with the Required DIP Commitment Parties (or their advisors), the Required Consenting First Lien Creditors (or their advisors), and the Strategic Investor (or its advisors) and keep them reasonably apprised of developments regarding the treatment of material contracts, including with Sports Leagues, Material MVPDs, naming rights or material sponsorship partners, and third parties who make available the Company Parties’ direct-to-consumer offerings; provided that the Company Parties shall not materially amend, modify, terminate, or enter into a new agreement in connection with any of the foregoing without the prior written consent (electronic mail from applicable counsel being sufficient) of the Required Supermajority Consenting Parties (not to be unreasonably withheld, conditioned, or delayed); provided further, that the Company Parties shall not amend or modify the NBA Term Sheet or the NHL Term Sheet, or enter into a new agreement with any of the Sports Leagues that is similar to the NBA Term Sheet or the NHL Term Sheet without the prior written consent (electronic mail from applicable counsel being sufficient) of the Required DIP Commitment Parties and the Strategic Investor;

(q)         comply with their commitments, obligations, and covenants (including with respect to the Strategic Investor’s rights with respect to approval of matters) under the Commercial Term Sheet or any long-form agreement memorializing the terms thereof (each as if in effect prior to the Plan Effective Date) and the Convertible B Commitment Letter;

(r)         (i) use commercially reasonable efforts to cause the Company Parties to be separated from the Sinclair Parties as soon as practicable after the Execution Date such that the Company Parties can operate from and after the Plan Effective Date on a standalone basis in the ordinary course of business in accordance with the Restructuring Term Sheet, (ii) keep the Initial DIP Commitment Parties (or the advisors thereto), the Required Consenting First Lien Creditors (or the advisors thereto), and the Strategic Investor reasonably informed with respect to the status of the separation of the Company Parties from the Sinclair Parties, including the expenditures projected to be incurred in connection therewith, (iii) cooperate with reasonable requests from the Initial DIP Commitment Parties (or the advisors thereto) and the Strategic Investor for information or documentation relating to the separation of the Company Parties from the Sinclair Parties, including requests for information relating to the budget and actual and projected costs incurred in connection therewith, and (iv) provide the Initial DIP Commitment Parties (or the advisors thereto) and the Strategic Investor with reasonable access to officers or advisors of the Company Parties through a monthly standing call and, as reasonably necessary, periodic update calls as may be reasonably requested by the Initial DIP Commitment Parties and/or the Strategic Investor in connection with the separation of the Company Parties from the Sinclair Parties;

(s)         use commercially reasonable efforts to obtain any necessary consents or amendments from Red Seam Holdings LLC and/or its members to allow for the creation of a direct security interest in the YES Interests and waiver of any applicable rights of first offer or refusal relating to any pledge, foreclosure, or transfer of the YES Interests;

(t)         subject to the terms of the Commercial Term Sheet, and in consultation with the Required DIP Commitment Parties and the Strategic Investor, use commercially reasonable efforts to replace the Bally’s Agreement and enter into a new naming rights agreement;

(u)         provide the Strategic Investor with the budget and variance reports provided by the Company Parties under the DIP Order;

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(v)         except to the extent permitted by Section 9.02, cease and terminate any ongoing, and refrain from any future, solicitations, discussions, and negotiations with respect to any Alternative Restructuring;

(w)         provide the UCC Advisors with notice of any developments that could materially impact the Company Parties’ operations or go-forward business plan and keep them reasonably apprised of developments regarding the treatment of material contracts that may impact contract rejection damages claims; and

(x)         administer the claims reconciliation process and bear all costs thereof (in both the reorganization contemplated by this Agreement (as may be amended, modified, or supplemented in accordance with its terms) and in an orderly wind down or liquidation of the Company Parties) and use reasonable best efforts to reduce or minimize the size of the rejection damages claims pool; provided that the foregoing obligation shall not in any manner restrict, limit, or otherwise alter the Company Parties’ ability to make contract assumption or rejection decisions in accordance with their business judgment.

8.02.        Negative Commitments. Except as set forth in Section 9 or unless otherwise consented to or waived by the Required Consenting Parties (with respect to clauses (a)-(n) of this Section 8.02) or the Required Supermajority Consenting Parties (not to be unreasonably withheld, conditioned, or delayed) (with respect to clauses (o)-(r) of this Section 8.02), during the Agreement Effective Period, each of the Company Parties agrees that it shall not:

(a)         object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions;

(b)         take any action that is inconsistent in any material respect with, or is intended to frustrate or impede the approval, implementation, and consummation of the Restructuring Transactions;

(c)         (i) execute, deliver, and/or file with the Bankruptcy Court any agreement, instrument, motion, pleading, order, form, or other document that is to be utilized to implement or effectuate, or that otherwise relates to, this Agreement, the Plan, and/or the Restructuring Transactions that, in whole or in part, is not consistent with this Agreement or is otherwise not in form and substance acceptable in accordance with the terms set forth in Section 3 hereof, or if applicable, file any pleading with the Bankruptcy Court seeking authorization to accomplish or effect any of the foregoing; or (ii) waive, amend, or modify any of the Definitive Documents, or, if applicable, file with the Bankruptcy Court a pleading seeking to waive, amend, or modify any term or condition of any of the Definitive Documents, which waiver, amendment, modification, or filing contains any provision that is not consistent with this Agreement (including the Restructuring Term Sheet) or is otherwise not in form and substance acceptable in accordance with the terms set forth in Section 3 hereof;

(d)         (i) seek discovery in connection with, prepare, or commence any proceeding or other action that challenges (A) the amount, validity, allowance, character, enforceability, or priority of any Company Claims/Interests of any of the Consenting Creditors, or (B) the validity, enforceability, or perfection of any lien or other encumbrance securing (or purporting to secure)

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any Company Claims/Interests of any of the Consenting Creditors; (ii) otherwise seek to restrict any rights of any of the Consenting Parties; or (iii) support any Person in connection with any of the acts described the foregoing clauses;

(e)         except for with respect to the DIP Facility, the DIP Order, the New A/R Facility, the Convertible A Exit Notes, the Exit Term Loans, the Convertible B Exit Notes, the Take Back Exit Facility, or the Cash Collateral Order, including any increase as set forth in Section 13.01(y) hereof, enter into any contract or agreement with respect to debtor-in-possession financing, cash collateral usage, exit financing, and/or other financing arrangements;

(f)         except to the extent permitted by Section 9.02 hereof, directly or indirectly, seek, solicit, support, encourage, propose, assist, consent to, vote for, enter into, or participate in any discussions or negotiations, agreements, understandings, or other arrangements with any Person regarding, pursue, or consummate, any Alternative Restructuring or Alternative Restructuring Proposal;

(g)         commence the solicitation with respect to the Plan unless the Disclosure Statement and any other Solicitation Materials are materially consistent with this Agreement and are otherwise in form and substance acceptable in accordance with the terms set forth in Section 3 hereof;

(h)         take or fail to take any action (except to the extent expressly contemplated by this Agreement) if such action or failure to act could cause a change to the tax status of DSG or any of its subsidiaries or be expected to cause, individually or in the aggregate, a material adverse tax consequence to DSG or its subsidiaries;

(i)         amend or change, or propose to amend or change, any of their respective Organizational Documents;

(j)         (i) authorize, create, issue, sell, or grant any additional Interests, or (ii) reclassify, recapitalize, redeem, purchase, acquire, declare any distribution on, or make any distribution on any Interests;

(k)         consummate the Restructuring Transactions unless each of the applicable conditions to the consummation of such transactions set forth in this Agreement (including the Restructuring Term Sheet) and the other applicable Definitive Documents has been satisfied (or waived by the applicable party or parties, including the Required Consenting Parties);

(l)         Transfer the YES Interests, whether directly or indirectly, in a manner inconsistent with the Restructuring Transactions;

(m)         Transfer any Interests in the Company Parties in a manner inconsistent with the Restructuring Term Sheet and the Convertible B Commitment Letter;

(n)         Transfer any Interest in any Company Party to any Disqualified Party;

(o)         make, or commit to make, any investment or investments that involve payment in excess of the greater of $2,500,000 or 10% more than the amounts budgeted for investments in the

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Company Parties’ business plan in the aggregate; provided that any investment in connection with the separation of the Company Parties from the Sinclair Parties after the Execution Date shall be excluded for purposes of determining compliance with this Section 8.02(o); provided further, that the Company Parties shall provide reasonable advance notice to the First Lien Group Advisors, the Crossover Group Advisors, and the Strategic Investor Advisors before making, or committing to make, any investment or investments that would exceed, or reasonably be expected to exceed, the thresholds set forth in this Section 8.02(o);

(p)         dispose of any assets having a value in excess of $5,000,000 in the aggregate; provided that any settlement or other release of the Sinclair-Related Litigations permitted by Section 8.02(o) shall be excluded for purposes of determining compliance with this Section 8.02(p); provided further, that the Company Parties shall provide reasonable advance notice to the First Lien Group Advisors, the Crossover Group Advisors, and the Strategic Investor Advisors before making, or committing to make, any disposition of assets having a value in excess of the threshold set forth in this Section 8.02(p);

(q)         enter into, make any amendment, waiver, supplement, or other change to, or terminate, any contract, transaction, or arrangement (other than an employment agreement or indemnification agreement) between any Company Party or any of their Affiliates, on the one hand, and any director or officer of any Company Party or any of their Affiliates or greater than 5% beneficial owner of any equity interests in any Company Party, on the other hand; or

(r)         materially amend, modify, or terminate any Compensation Arrangements with respect to David Preschlack or David DeVoe, or enter into or adopt any new Compensation Arrangements with respect to David Preschlack or David DeVoe, or enter into or adopt any new Compensation Arrangements in a manner that would cause payment in excess of 10% more than the amounts budgeted for Compensation Arrangements during the Agreement Effective Period in the Company Parties’ business plan; provided, however, that nothing in this Section 8.02(r) shall prohibit or otherwise affect any Company Party’s right, during the Agreement Effective Period, to (i) negotiate the terms of any new employment agreements or amendments to existing employments agreements or Compensation Arrangements that will become effective on or after the Plan Effective Date, (ii) negotiate the terms of, enter into new employment agreements with respect to, or otherwise hire, engage, or retain (x) a general counsel (or similar role), (y) a head of advertising sales (or similar role), or (z) any other role or position necessary to separate the Company Parties from the Sinclair Parties, or (iii) amend, modify, or terminate any Compensation Arrangements or enter into or adopt any new Compensation Arrangements in connection with the separation of the Company Parties from the Sinclair Parties, and any expenditures related to the foregoing clauses (ii) or (iii) shall not be subject to this Section 8.02(r) in any manner or result in a termination event under Section 13.01(x); provided further, that clauses (i) through (iii) of the preceding proviso shall not apply to any new employment agreements or amendments to existing employment agreements or Compensation Arrangements with respect to David Preschlack or David DeVoe.

8.03.        Company Representations and Warranties. Each Company Party severally, and not jointly, represents and warrants that the following statements are true and correct as of the date such Company Party executes and delivers this Agreement, except as expressly set forth on its signature page to this Agreement:

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(a)         None of the Company Parties is aware of any potential indemnification claims that are contemplated to be assumed by the Restructuring Term Sheet, but are not covered by applicable insurance;

(b)         None of the Company Parties, nor any director, officer, employee or other Person acting on behalf of the Company Parties in the last two years, (i) has violated any Compliance-Related Laws, (ii) is or has been a Compliance Restricted Party, or (iii) has engaged in any dealings or transactions (directly or knowingly indirectly) with or for the benefit of any Compliance Restricted Party; and

(c)         Each of the Company Parties maintains policies, procedures, and controls reasonably designed to prevent, detect, and deter violations of the Compliance-Related Laws.

Section 9.         Additional Provisions Regarding Commitments of the Company Parties and the UCC.

9.01.        Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require (a) a Company Party or the board of directors, board of managers, or similar governing body of a Company Party, after consulting with outside counsel, or (b) the UCC, or any of its members, each in its capacity as such, to take any action or to refrain from taking any action with respect to the Restructuring Transactions to the extent that it determines in good faith that taking or failing to take such action would be inconsistent with its fiduciary obligations under applicable Law, and any such action or inaction pursuant to this Section 9.01 shall not be deemed to constitute a breach of this Agreement. If the board of directors, board of managers, or such similar governing body of any Company Party or the UCC, in compliance with this Section 9.01, determines to take or refrain from taking any action, it shall promptly (but, in any event, within forty-eight hours after such determination) provide written notice to counsel to the Required Consenting Parties (in addition to counsel to the Company Parties and counsel to the UCC, as applicable) of such determination (which notice shall include a reasonable description of the action that such Company Party or the UCC has determined not to take or to not refrain from taking, as well as a reasonably detailed explanation for such determination).

9.02.        Notwithstanding anything to the contrary in this Agreement, each Company Party and its respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, agents, and other advisors or representatives shall have the right to: (a) provide access to non-public information concerning any Company Party to any Entity that submits an unsolicited Alternative Restructuring Proposal and executes and delivers a reasonable and customary confidentiality or nondisclosure agreement with the Company Parties; (b) receive, respond to, and maintain and continue discussions or negotiations with respect to such unsolicited Alternative Restructuring Proposals if the board of directors, board of managers, or similar governing body of such Company Party determines in good faith, upon advice of outside counsel, that any such Alternative Restructuring Proposals constitutes or could reasonably be expected to result in a Superior Transaction and the failure of the Company Parties to pursue such Alternative Restructuring Proposal would be inconsistent with the fiduciary duties of the members of such board or governing body under applicable Law (a “Superior Proposal”); and (c) enter into or continue discussions or negotiations with any Consenting Party, any official committee and/or the United States Trustee regarding the Restructuring Transactions or any unsolicited Alternative

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Restructuring Proposal. The Company Parties or the UCC, as applicable, shall (i) provide notice of any Alternative Restructuring Proposal to counsel to the other Parties within one Business Day after the time of receiving such Alternative Restructuring Proposal, (ii) provide to counsel to the Consenting Creditors, on a “professional eyes only” basis, and the Strategic Investor (in addition to counsel to the Company Parties and counsel to the UCC, as applicable) (A) a copy of any written Alternative Restructuring Proposal (and notice and a description of any oral Alternative Restructuring Proposal), if not barred under any applicable confidentiality agreement between any Company Party or the UCC, as applicable, and the submitting party or such submitting party otherwise consents or (B) a summary of the material terms thereof, if any Company Party or the UCC, as applicable, is bound by a confidentiality agreement with, or other known contractual or legal obligation of confidentiality to, the submitting party that would prohibit the Company Parties or the UCC from providing counsel to the Consenting Creditors and the Strategic Investor (in addition to counsel to the Company Parties and counsel to the UCC, as applicable) with a copy of any written Alternative Restructuring Proposal, in each case within one Business Day of the Company Parties’ or the UCC’s (or their respective advisors) receipt of such Alternative Restructuring Proposal, (iii) notify counsel to the Consenting Creditors and the Strategic Investor (in addition to counsel to the Company Parties and counsel to the UCC, as applicable) promptly (and in any event no later than twenty-four hours following such determination) if the board of directors, board of managers, or similar governing body of any Company Party or the UCC determines that an Alternative Restructuring Proposal is a Superior Proposal, and (iv) promptly provide such information to counsel to the Consenting Creditors and the Strategic Investor (in addition to counsel to the Company Parties and counsel to the UCC, as applicable) regarding such discussions or any actions or inaction pursuant to this Section 9.02 (including copies of any materials provided to, or provided by, the Company Parties or the UCC with respect to the applicable Alternative Restructuring) as necessary to keep counsel to the Consenting Creditors and the Strategic Investor (in addition to counsel to the Company Parties and counsel to the UCC, as applicable) reasonably contemporaneously informed as to the status and substance of the foregoing. On or after the Execution Date, neither the UCC nor any Company Party shall enter into a confidentiality or nondisclosure agreement with any Entity that submits an unsolicited Alternative Restructuring Proposal that bars or restricts such Party from providing a copy of any written Alternative Restructuring Proposal (or notice and a description of any oral Alternative Restructuring Proposal) to counsel to the Consenting Creditors and the Strategic Investor (in addition to counsel to the Company Parties and counsel to the UCC, as applicable). If as of the Execution Date any Company Party or the UCC is party to an existing applicable confidentiality agreement with any Entity that submits an unsolicited Alternative Restructuring Proposal that bars such Party from providing a copy of any such written Alternative Restructuring Proposal (or notice and a description of any oral Alternative Restructuring Proposal), the Company Parties or the UCC, as applicable, shall use commercially reasonable efforts to obtain the consent of such submitting Entity to provide counsel to the Consenting Creditors and the Strategic Investor (in addition to counsel to the Company Parties and counsel to the UCC, as applicable) a copy of such written Alternative Restructuring Proposal (or notice and a description of any oral Alternative Restructuring Proposal). If the Company Parties or the UCC determine that an Alternative Restructuring Proposal is a Superior Proposal, the other Parties shall be provided five Business Days after receipt of such notice to propose modifications to the Restructuring Transactions and the Company Parties or the UCC, as applicable, shall engage in good faith in discussions and

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negotiations regarding such modifications before terminating this Agreement pursuant to Section 13.02(d) or Section 13.03(i), respectively.

9.03.        Nothing in this Agreement shall: (a) impair or waive the rights of any Company Party to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions; or (b) prevent any Company Party from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement.

Section 10.         Transfer of Interests and Securities; Joinder.

10.01.    During the Agreement Effective Period, except pursuant to the consummation of the Restructuring Transactions, no Consenting Creditor shall Transfer any ownership (including any beneficial ownership as defined in Rule 13d-3 under the Exchange Act) in any Company Claims/Interests to any affiliated or unaffiliated party, including any party in which it may hold a direct or indirect beneficial interest, unless:

(a)         the authorized transferee is either (1) a “qualified institutional buyer” (as defined in Rule 144A of the Securities Act), (2) a non-U.S. person in an “offshore transaction” (as defined under Regulation S under the Securities Act), (3) an “accredited investor” (as defined by Rule 501 of the Securities Act), or (4) a Consenting Creditor; and

(b)         either (i) the transferee executes and delivers to counsel to the Company Parties and to counsel to the Consenting Creditors, at, before, or within two Business Days of the time of the proposed Transfer, a Transfer Agreement or (ii) the transferee is a Consenting Creditor and the transferor provides notice of such Transfer (including the amount and type of Company Claims/Interests Transferred and the identity of the transferor) to counsel to the Company Parties and to counsel to the Consenting Creditors at, before, or within two Business Days of the time of the proposed Transfer.

10.02.    Upon compliance with the requirements of Section 10.01, (a) the transferee shall be deemed a “Consenting Creditor” and a “Party” under this Agreement, and (b) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of the rights and obligations in respect of such transferred Company Claims/Interests.

10.03.    This Agreement shall in no way be construed to preclude the Consenting Creditors from acquiring additional Company Claims/Interests; provided that (a) such additional Company Claims/Interests shall automatically and immediately upon acquisition by a Consenting Creditor be deemed subject to the terms of this Agreement (regardless of when or whether notice of such acquisition is given to counsel to the Company Parties or counsel to the Consenting Creditors), and (b) such Consenting Creditor must provide written notice of such acquisition (including the amount and type of Company Claim/Interest acquired) to counsel to the Company Parties, counsel to the Consenting Creditors, and counsel to the Strategic Investor within five Business Days of such acquisition, in the manner set forth in Section 15.10 hereof (by electronic mail or otherwise).

10.04.    This Section 10 shall not impose any obligation on any Company Party to issue any “cleansing letter” or otherwise publicly disclose information for the purpose of enabling a Consenting Creditor to Transfer any of its Company Claims/Interests. Notwithstanding anything to the contrary herein, to the extent a Company Party and another Party have entered into a

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Confidentiality Agreement, the terms of such Confidentiality Agreement shall continue to apply and remain in full force and effect according to its terms, and this Agreement does not supersede any rights or obligations otherwise arising under such Confidentiality Agreement, including any obligation thereunder on any Company Party to issue any “cleansing letter” or otherwise publicly disclose information.

10.05.    Notwithstanding Section 10.01, a Qualified Marketmaker that acquires any Company Claims/Interests with the purpose and intent of acting as a Qualified Marketmaker for such Company Claims/Interests shall not be required to execute and deliver a Joinder or Transfer Agreement, as applicable, in respect of such Company Claims/Interests if: (a) such Qualified Marketmaker subsequently transfers such Company Claims/Interests (by purchase, sale, assignment, participation, or otherwise) within ten Business Days of its acquisition to a transferee that is an entity that is not an affiliate, affiliated fund, or affiliated entity with a common investment advisor; (b) the transferee otherwise is a Permitted Transferee; and (c) the Transfer otherwise is a permitted Transfer under Section 10.01 hereof. To the extent that a Consenting Creditor is acting in its capacity as a Qualified Marketmaker, it may (x) acquire Company Claims/Interests (i) without such Company Claims/Interests being automatically deemed subject to this Agreement, and (ii) without being required to provide notice of such acquisition to counsel to the Company Parties and to counsel to the Consenting Creditors, and (y) Transfer (by purchase, sale, assignment, participation, or otherwise) any right, title, or interests in Company Claims/Interests that the Qualified Marketmaker acquires from a holder of the Company Claims/Interests who is not a Consenting Creditor without the requirement that the transferee be a Permitted Transferee. For the avoidance of doubt, if a Qualified Marketmaker acquires any Company Claims/Interests from a Consenting Creditor and is unable to transfer such Company Claims/Interests within the ten Business Day-period referred to above, the Qualified Marketmaker shall execute and deliver a Transfer Agreement in respect of such Company Claims/Interests.

10.06.    Notwithstanding anything to the contrary in this Section 10, the restrictions on Transfer set forth in this Section 10 shall not apply to the grant of any liens or encumbrances on any Company Claims/Interests in favor of a bank or broker-dealer holding custody of such Company Claims/Interests in the ordinary course of business consistent with past practice and which lien or encumbrance is released upon the Transfer of such Company Claims/Interests.

10.07.    Any Transfer of Company Claims/Interests in violation of Section  10.01 or Section 10.03, as applicable, shall be void ab initio.

10.08.    In addition, a Person that owns or controls First Lien Claims, Second Lien Revolving Loan Claims, Second Lien Term Loan Claims, Second Lien Notes Claims, Third Lien Term Loan Claims, Third Lien Notes Claims, or Unsecured Notes Claims may become a party hereto as a Consenting Creditor by executing and delivering to counsel to the Company Parties and counsel to the Consenting Parties a Joinder, in which event such Person shall be deemed to be a Consenting Creditor hereunder to the extent of the Claims against the Company Parties owned and controlled by such Person.

Section 11.         Representations and Warranties of Consenting Creditors. Each Consenting Creditor severally, and not jointly, represents and warrants that the following statements are true and correct as of the date such Consenting Creditor executes and delivers this Agreement, a

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Transfer Agreement, or a Joinder, as applicable, except as expressly set forth on its signature page to this Agreement, a Transfer Agreement, or a Joinder, as applicable:

(a)         it (i) is the beneficial or record owner (which shall be deemed to include any bona fide unsettled trades, provided that, and solely to the extent requested by counsel to the Company Parties in writing, such non-breaching Consenting Creditors with unsettled trades as of such dates shall provide reasonably satisfactory documentation to counsel to the Company Parties evidencing the validity of such unsettled trades (it being understood and agreed that executed trade confirmations shall be deemed satisfactory documentation)) of the face amount of the Company Claims/Interests or is the nominee, investment manager, or advisor for beneficial holders of the Company Claims/Interests reflected in such Consenting Creditor’s signature page to this Agreement, a Transfer Agreement, or a Joinder, as applicable (subject to any Transfer by such Consenting Creditor made after the Agreement Effective Date that is described in a notice delivered pursuant to Section 10.01) and (ii) having made reasonable inquiry, is not the beneficial or record owner of any Company Claims/Interests other than those reflected in such Consenting Creditor’s signature page to this Agreement, a Transfer Agreement, or a Joinder, as applicable (subject to any Transfer to such Consenting Creditor made after the Agreement Effective Date that is described in a notice delivered pursuant to Section 10.01);

(b)         it has the full power and authority to act on behalf of, vote, and consent to matters concerning, such Company Claims/Interests as contemplated by this Agreement;

(c)         such Company Claims/Interests are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition, transfer, or encumbrances of any kind, that would adversely affect in any way such Consenting Creditor’s ability to perform any of its obligations under this Agreement at the time such obligations are required to be performed;

(d)         it has the full power to vote, approve changes to, and transfer all of its Claims and/or Interests as contemplated by this Agreement subject to applicable Law;

(e)         (i) it is either (A) a “qualified institutional buyer” (as defined in Rule 144A of the Securities Act), (B) a non-U.S. person in an “offshore transaction” (as defined under Regulation S under the Securities Act), or (C) an “accredited investor” (as defined by Rule 501 of the Securities Act), and (ii) any securities acquired by the Consenting Creditor in connection with the Restructuring Transactions will have been acquired for investment and not with a view to distribution or resale in violation of the Securities Act; and

(f)         it is not a Disqualified Party.

Section 12.         Mutual Representations, Warranties, and Covenants. Each of the Parties, on a several and not joint basis, represents, warrants, and covenants to each other Party, as of the date such Party executes and delivers this Agreement, a Transfer Agreement, or a Joinder, as applicable:

(a)         it is validly existing and in good standing under the Laws of the jurisdiction of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by

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applicable Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(b)         except as expressly provided in this Agreement, the Plan, and the Bankruptcy Code, no consent or approval is required by any other Person for it to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement;

(c)         the entry into and performance by it of, and the transactions contemplated by, this Agreement do not, and will not, conflict in any material respect with any Law or regulation applicable to it or with any of its Organizational Documents;

(d)         except as expressly provided in this Agreement, it has (or will have, at the relevant time) all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement; and

(e)         except as expressly provided by this Agreement, it is not party to any restructuring or similar agreements or arrangements with any of the other Parties or any other Person that have not been disclosed to all Parties.

Section 13.         Termination Events.

13.01.    Certain Consenting Party Termination Events. This Agreement may be terminated (i) as to all Parties, by the Required Consenting Parties, (ii) as to the Strategic Investor, by the Strategic Investor; (iii) as to the Consenting First Lien Creditors, by the Required Consenting First Lien Creditors; or (iv) as to the Consenting Unsecured Creditors, by the Required DIP Commitment Parties, in each case, upon the delivery to counsel to the Company Parties and counsel to the Consenting Parties of a written notice in accordance with Section 15.10 upon the occurrence of any of the following events (each, a “Consenting Party Termination Event”) (provided that only the Required DIP Commitment Parties and/or the Required Consenting First Lien Creditors, as applicable, shall be permitted to terminate this Agreement pursuant to Sections 13.01(i), (j), and (v); provided further, that only the Strategic Investor shall be permitted to terminate this Agreement pursuant to Sections 13.01(x), (y), (z), and (aa), but if the Strategic Investor exercises any such Consenting Party Termination Event then (A) the Required DIP Commitment Parties shall be able to terminate this Agreement as to the Consenting Unsecured Creditors and (B) the Required Consenting First Lien Creditors shall be able to terminate this Agreement as to the Consenting First Lien Creditors):

(a)         the breach in any material respect (without giving effect to any “materiality” qualifiers set forth therein) by a Company Party or any Consenting Party of any of the representations, warranties, covenants, or other obligations or agreements of the Company Parties or the Consenting Parties set forth in this Agreement that remains uncured (if susceptible to cure) for five calendar days after such terminating Consenting Party(ies) deliver a written notice in accordance with Section 15.10 detailing any such breach; provided, however, that this Agreement may not be terminated pursuant to this Section 13.01(a) if the breach is by any Consenting Creditor and the non-breaching Consenting Creditors continue to hold or control at least (i) 66.67% of the

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aggregate principal amount of the First Lien Claims and (ii) 66.67% of the aggregate principal amount of the Unsecured Funded Debt Claims;

(b)         any of the Milestones (as may have been extended with the approval of the Required Consenting Parties) is not achieved, except where such Milestone has been waived by the Required Consenting Parties; provided that the right to terminate this Agreement under this Section 13.01(b) shall not be available to the Required Consenting Parties if the failure of such Milestone to be achieved is caused by, or results from, the material breach by any terminating Consenting Party of its covenants, agreements, or other obligations under this Agreement;

(c)         a Consenting Party identifies material breaches of the representations and warranties with respect to the Compliance-Related Laws (including as set forth in Section 8.01(c));

(d)         the issuance by any Governmental Entity, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for thirty days after such terminating Consenting Parties deliver a written notice in accordance with Section 15.10 hereof detailing any such issuance; provided that this termination right may not be exercised by any Consenting Party that sought or requested such ruling or order;

(e)         any Company Party (i) publicly announces, or announces in writing, to any of the Consenting Parties or other holders of Company Claims/Interests, its intention not to support or pursue the Restructuring Transactions or to take any of the actions in sub-clauses (ii)-(iv) of this Section 13.01(e), (ii) takes any action in furtherance of its intention not to support or pursue the Restructuring Transactions, (iii) exercises any right pursuant to Section 9.01; or (iv) breaches any of the covenants, agreements or other obligations set forth in Section 8.02(f);

(f)         the Bankruptcy Court grants relief that (i) is inconsistent with this Agreement or the Restructuring Term Sheet in any material respect or (ii) would, or would reasonably be expected to, frustrate the purposes of this Agreement, including by entering an order denying confirmation of the Plan or disallowing a material provision thereof (without the consent of the Required Consenting Parties), unless the order granting such relief has been stayed, modified, or reversed within fourteen days after such terminating Consenting Party(ies) deliver a written notice in accordance with Section 15.10 hereof;

(g)         the Bankruptcy Court enters an order terminating any Company Party’s exclusive right to file and/or solicit acceptances of a chapter 11 plan;

(h)         any Company Party (i) withdraws the Plan, (ii) publicly announces, or announces to any of the Consenting Parties or other holders of Company Claims/Interests, its intention to withdraw the Plan or not support the Plan, or (iii) moves to voluntarily dismiss any of the Chapter 11 Cases;

(i)         any Company Party (i) files any motion seeking to avoid, invalidate, disallow, subordinate, recharacterize, or limit any Company Claims/Interests, lien, or interest held by any Consenting Creditor, or (ii) shall have supported any application, adversary proceeding, or Cause of Action referred to in the immediately preceding sub-clause (i) filed by a third party, or consents

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to the standing of any such third party to bring such application, adversary proceeding, or Cause of Action without the prior written consent of the Required Consenting Parties;

(j)         the Bankruptcy Court enters an order invalidating, disallowing, subordinating, recharacterizing, or limiting, as applicable, any of the First Lien Claims, Second Lien Claims, any of the Unsecured Funded Debt Claims, or any of the encumbrances that secure (or purport to secure) the First Lien Claims or the Second Lien Claims;

(k)         the Bankruptcy Court grants relief terminating, annulling, or modifying the automatic stay (as set forth in section 362 of the Bankruptcy Code) with regard to any material asset of the Company Parties and such order materially and adversely affects any Company Party’s ability to operate its business in the ordinary course or to consummate the Restructuring Transactions;

(l)         termination of the Company Parties’ right to use cash collateral under the Cash Collateral Order or the DIP Order, as applicable;

(m)         the entry of an order by the Bankruptcy Court, or the filing of a motion or application by any Company Party seeking an order (without the prior written consent of the Required Consenting Parties): (i) converting one or more of the Chapter 11 Cases of a Company Party to a case under chapter 7 of the Bankruptcy Code; (ii) appointing an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (a)(4) of the Bankruptcy Code or a trustee in one or more of the Chapter 11 Cases of a Company Party; (iii) dismissing any of the Chapter 11 Cases; (iv) approving an Alternative Restructuring; or (v) rejecting this Agreement;

(n)         after entry by the Bankruptcy Court of the Confirmation Order, the Confirmation Order is (i) reversed, dismissed, or vacated without the prior written consent of the Required Consenting Parties, or (ii) modified or amended in a manner that is inconsistent with this Agreement without the prior written consent of the Required Consenting Parties and such modification or amendment remains unchanged for a period of ten days after the terminating Consenting Parties deliver a written notice in accordance with Section 15.10 hereof detailing any such modification or amendment;

(o)         after entry by the Bankruptcy Court of an order approving the Convertible B Commitment Letter, such order is (i) reversed, dismissed, or vacated without the prior written consent of the Strategic Investor, or (ii) modified or amended in a manner that is inconsistent with this Agreement without the prior written consent of the Strategic Investor and such modification or amendment remains unchanged for a period of ten days after the Strategic Investor delivers a written notice in accordance with Section 15.10 hereof detailing any such modification or amendment;

(p)         after entry by the Bankruptcy Court of the DIP Order, the DIP Order is (i) reversed, dismissed, or vacated without the prior written consent of the Required Consenting First Lien Creditors and the Required DIP Commitment Parties, or (ii) modified or amended in a manner that is inconsistent with this Agreement without the prior written consent of the Required Consenting First Lien Creditors and the Required DIP Commitment Parties and such modification or amendment remains unchanged for a period of ten days after the terminating Consenting Parties

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deliver a written notice in accordance with Section 15.10 hereof detailing any such modification or amendment;

(q)         (i) the termination of the DIP Facility or (ii) the acceleration of the DIP Facility following an event of default thereunder that has not been cured or waived by the requisite lenders under the DIP Facility;

(r)         the applicable Company Parties fail to make the First Lien Paydown on the Closing Date (each as defined in the DIP Term Sheet) of the DIP Facility;

(s)         after entry into the New A/R Facility, the New A/R Facility is terminated;

(t)         after its execution, the DIP Commitment Letter is terminated by the Initial DIP Commitment Parties or the Company Parties in accordance with its terms;

(u)         after its execution, the Convertible B Commitment Letter is terminated by any party thereto in accordance with its terms;

(v)         the Strategic Investor terminates this Agreement pursuant to this Section 13.01;

(w)         the Required DIP Commitment Parties or the Required Consenting First Lien Creditors terminate this Agreement pursuant to this Section 13.01;

(x)         the resignation (for Good Reason) by, or removal (without Cause) (as such terms are defined in the applicable employment agreements with the Company Parties in effect as of the date hereof) of, David Preschlack or David DeVoe from their respective roles at the Company Parties;

(y)         the expenditures related to the separation of the Company Parties from the Sinclair Parties incurred by the Company Parties after the Execution Date (excluding future ongoing run rate costs incurred in connection with the separation) exceed the Separation Cost Cap; provided that this Agreement may not be terminated pursuant to this Section 13.01(y) if the aggregate principal amount of the DIP Facility is increased by the amount by which the Separation Cost Cap is exceeded with the terms of such DIP Facility to otherwise be on substantially similar terms as set forth in this Agreement (including the Restructuring Term Sheet);

(z)         the YES Interests are Transferred in a manner inconsistent with the Restructuring Transactions; or

(aa)         the breach in any material respect (without giving effect to any “materiality” qualifiers set forth therein) by a Company Party of any of the representations or warranties of the Company Parties set forth in the Convertible B Commitment Letter.

Notwithstanding anything in this Agreement to the contrary (including the lead-in paragraph to this Section 13.01), (A) if the Required Consenting First Lien Creditors terminate this Agreement pursuant to this Section 13.01, then this Agreement shall terminate with respect to all members of the First Lien Group in any capacity (whether as a Consenting First Lien Creditor, a Consenting Unsecured Creditor, or any other holder of any Company Claims/Interests), (B) if the Required

39

DIP Commitment Parties terminate this Agreement pursuant to this Section 13.01, then this Agreement shall terminate with respect to all members of the Crossover Group in any capacity (whether as a Consenting First Lien Creditor, a Consenting Unsecured Creditor, or any other holder of any Company Claims/Interests), and (C) if the Strategic Investor terminates this Agreement pursuant to this Section 13.01, then this Agreement shall terminate with respect to the Strategic Investor in any capacity (whether as a Consenting First Lien Creditor, a Consenting Unsecured Creditor, or any other holder of any Company Claims/Interests).

13.02.    Company Party Termination Events.  Any Company Party may terminate this Agreement as to all Parties upon the delivery to counsel to the Consenting Parties of a written notice in accordance with Section 15.10 upon the occurrence of any of the following events (unless waived in writing by the Company Parties) (each, a “Company Party Termination Event”):

(a)         the breach in any material respect by the Consenting Parties of any of the representations, warranties, covenants, or other obligations or agreements of the Consenting Parties set forth in this Agreement that remains uncured (if susceptible to cure) for five calendar days after such Company Party delivers a written notice in accordance with Section  15.10 detailing any such breach; provided, however, that this Agreement may not be terminated pursuant to this Section 13.02(a) if, in the event of a breach of this Agreement by any subset of Consenting Creditors, the non-breaching Consenting Creditors continue to hold or control at least 66.67% of the aggregate principal amount of each of the First Lien Claims and the Unsecured Funded Debt Claims (such percentage to be determined after giving effect to any bona fide unsettled trades as of such date, provided that, and solely to the extent requested by counsel to the Company Parties in writing, such non-breaching Consenting Creditors with unsettled trades as of such dates shall provide reasonably satisfactory documentation to counsel to the Company Parties evidencing the validity of such unsettled trades (it being understood and agreed that executed trade confirmations shall be deemed satisfactory documentation));

(b)         the termination of this Agreement as to any Consenting Creditors, such that the remaining Consenting Creditors own or control less than 66.67% of the aggregate outstanding principal amount of each of the First Lien Claims and the Unsecured Funded Debt Claims;

(c)         the termination of this Agreement by the Strategic Investor;

(d)         subject to Section 9.02, the board of directors, board of managers, or such similar governing body of any Company Party determines, after consulting with outside counsel, (i) that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of its fiduciary duties or applicable Law, or (ii) in the exercise of its fiduciary duties, to pursue a Superior Proposal; or

(e)         the issuance by any Governmental Entity, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for thirty days after such terminating Company Party delivers a written notice in accordance with Section 15.10 detailing any such issuance; provided that this termination right shall not apply to or be exercised by any Company Party that sought or requested such ruling or order.

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13.03.    UCC Termination Events. The UCC may terminate this Agreement, solely as to itself, upon the delivery to counsel to the Company Parties and counsel to the other Consenting Parties of a written notice in accordance with Section 15.10 upon the occurrence of any of the following events (unless waived in writing by the UCC) (each, a “UCC Termination Event,” and together with each Consenting Party Termination Event and each Company Party Termination Event, each, a “Termination Event”):

(a)         the terms of this Agreement (including the Restructuring Term Sheet) are amended or modified in a manner that adversely affects holders of General Unsecured Claims and/or Go-Forward Trade Claims or the rights of the UCC under this Agreement without the prior written consent of the UCC;

(b)         the termination of this Agreement as to any Consenting Creditors, such that the remaining Consenting Creditors own or control less than 66.67% of the aggregate outstanding principal amount of each of the First Lien Claims and the Unsecured Funded Debt Claims;

(c)         the termination of this Agreement by the Strategic Investor;

(d)         any Company Party (i) publicly announces, or announces in writing, to any of the Consenting Parties or other holders of Company Claims/Interests, its intention not to support or pursue the Restructuring Transactions or to take any of the actions in sub-clauses (ii)-(iii) of this Section 13.03(d), (ii) takes any action in furtherance of its intention not to support or pursue the Restructuring Transactions, or (iii) exercises any right pursuant to Section 9.01;

(e)         any Company Party (i) withdraws the Plan, (ii) publicly announces, or announces to any of the Consenting Parties or other holders of Company Claims/Interests, its intention to withdraw the Plan or not support the Plan, or (iii) moves to voluntarily dismiss any of the Chapter 11 Cases;

(f)         the Bankruptcy Court grants relief that (i) is inconsistent with this Agreement or the Restructuring Term Sheet in any material respect that adversely affects the treatment of General Unsecured Claims and/or Go-Forward Trade Claims or the rights of the UCC under this Agreement without the prior written consent of the UCC or (ii) would, or would reasonably be expected to, frustrate the purposes of this Agreement, including by entering an order denying confirmation of the Plan or disallowing a material provision thereof that adversely affects the treatment of General Unsecured Claims and/or Go-Forward Trade Claims or the rights of the UCC under this Agreement (without the consent of the UCC), unless the order granting such relief has been stayed, modified, or reversed within fourteen days after the UCC delivers a written notice in accordance with Section 15.10 hereof;

(g)         the entry of an order by the Bankruptcy Court, or the filing of a motion or application by any Company Party seeking an order (without the prior written consent of the UCC): (i) converting one or more of the Chapter 11 Cases of a Company Party to a case under chapter 7 of the Bankruptcy Code; (ii) appointing an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (a)(4) of the Bankruptcy Code or a trustee in one or more of the Chapter 11 Cases of a Company Party; (iii) dismissing any of the Chapter 11 Cases; (iv) approving an Alternative Restructuring; or (v) rejecting this Agreement;

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(h)         after entry by the Bankruptcy Court of the Confirmation Order, the Confirmation Order is (i) reversed, dismissed, or vacated without the prior written consent of the UCC, or (ii) modified or amended in a manner that is inconsistent with this Agreement and that adversely affects the treatment of General Unsecured Claims and/or Go-Forward Trade Claims or the rights of the UCC under this Agreement without the prior written consent of the UCC and such modification or amendment remains unchanged for a period of ten days after the UCC delivers a written notice in accordance with Section 15.10 hereof detailing any such modification or amendment;

(i)         subject to Sections 9.01 and 9.02, as applicable, the UCC determines (i) that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of its fiduciary duties or applicable Law, or (ii) in the exercise of its fiduciary duties, to pursue a Superior Proposal;

(j)         the issuance by any Governmental Entity, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for thirty days after the UCC delivers a written notice in accordance with Section 15.10 hereof detailing any such issuance; provided that this termination right may not be exercised by the UCC if the UCC sought or requested such ruling or order;

(k)         after entry by the Bankruptcy Court of the DIP Order, the DIP Order is (i) reversed, dismissed, vacated or (ii) modified or amended in a manner that is inconsistent with the UCC Settlement as set forth in this Agreement (including the Restructuring Term Sheet) and the DIP Order such that it adversely affects holders of General Unsecured Claims and/or Go-Forward Trade Claims or the rights of the UCC under this Agreement without the prior written consent of the UCC; or

(l)         the Required DIP Commitment Parties or the Required Consenting First Lien Creditors terminate this Agreement pursuant to Section 13.01.

13.04.    Mutual Termination.  This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement between DSG, on behalf of each Company Party, and the Required Consenting Parties.

13.05.    Automatic Termination.  This Agreement shall automatically terminate (i) with respect to all Parties without any further required action or notice immediately after the occurrence of the earlier of the Plan Effective Date and 11:59 p.m. prevailing Eastern Time on the Outside Date or (ii) as to any Consenting Creditor upon its transfer of all (but not less than all) of its Claims in accordance with Section 10 as of the date that the Company Parties receive a Transfer Agreement or notice required under Section 10.01(b), provided that, for the avoidance of doubt, termination of this Agreement pursuant to this clause (ii) shall only apply with respect to such Consenting Creditor and this Agreement shall remain in effect as to all other Consenting Creditors; provided further, that if a Consenting Creditor transfers all of its Claims and then subsequently purchases Claims (that were not yet subject to this Agreement), such newly-acquired Claims shall also be subject to this Agreement and such creditor shall be deemed a Consenting Creditor).

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13.06.    Effect of Termination.  Subject to the provisions of Section 15.13 and Section 15.22 of this Agreement, upon the occurrence of the Termination Date as to any Party, this Agreement shall be of no further force and effect with respect to such Party and such Party shall be released from its commitments, undertakings, obligations, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including with respect to any and all Claims or Causes of Action; provided, however, that in no event shall any such termination relieve any Party from (i) liability for its breach or non-performance of its obligations under this Agreement prior to the applicable Termination Date or (ii) obligations under this Agreement which by their terms expressly survive termination of this Agreement.  Upon the occurrence of the Termination Date prior to the Plan Effective Date, any and all consents or ballots tendered by the applicable Parties before such Termination Date shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions, this Agreement, or otherwise. If this Agreement is terminated as to a Consenting Creditor in accordance with this Section 13 (other than a termination pursuant to Sections 13.04 or 13.05), such Consenting Creditor shall have an opportunity to change or withdraw (or cause to change or withdraw) its vote to accept the Plan or its consent (regardless of whether any deadline for votes or consents, or for withdrawal thereof, set forth in the Disclosure Statement has passed) and no Party shall oppose any attempt by such Consenting Creditor to change or withdraw (or cause to change or withdraw) such vote or consent at such time; provided that if this Agreement has been terminated in accordance with this Section 13 with respect to any Consenting Creditor at a time when permission of the Bankruptcy Court shall be required for such Consenting Creditor to change or withdraw (or cause to change or withdraw) its vote to accept the Plan, or to withdraw its providing of or opting into the releases set forth in the Plan, then the Company Parties shall consent to any attempt by such Consenting Creditor to change, withdraw, amend, or revoke (or cause to change, withdraw, amend, or revoke) such vote or release at such time. Nothing in this Agreement shall be construed as prohibiting a Company Party or any of the Consenting Parties from contesting whether any such termination is in accordance with its terms or to seek enforcement of any rights under this Agreement that arose or existed before a Termination Date. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (a) any right of any Company Party or the ability of any Company Party to protect and reserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Consenting Party, and (b) any right of any Consenting Party, or the ability of any Consenting Party, to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Company Party or Consenting Party. No Party may terminate this Agreement on account of a Termination Event if the occurrence of such Termination Event was primarily caused by, or primarily resulted from, such Party’s own action (or failure to act) in breach of the terms of this Agreement. Nothing in this Section 13.06 shall restrict any Company Party’s right to terminate this Agreement in accordance with Section 13.02(d) or the UCC’s right to terminate this Agreement in accordance with Section 13.03(i).

13.07.    Automatic Stay. The Company Parties acknowledge that the giving of notice of termination by any Party pursuant to this Agreement shall not be a violation of the automatic stay under section 362 of the Bankruptcy Code, and the Company Parties hereby waive, to the fullest

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extent permitted by Law, the applicability of the automatic stay as it relates to any such notice being provided.

Section 14.         Amendments and Waivers.

14.01.    Amendments and Waivers.

(a)         This Agreement may not be modified, amended, or supplemented, and no condition or requirement of this Agreement may be waived, in any manner except in accordance with this Section 14.

(b)         This Agreement may be modified, amended, or supplemented, or a condition or requirement of this Agreement may be waived, in a writing (electronic mail being sufficient) signed: (i) in the case of a waiver, a waiver by the Party against whom the waiver is to be effective (it being understood that the Required Consenting Parties may waive any Milestones in accordance with Section 5.01, any conditions to the obligations of the Consenting Parties (other than the UCC) under this Agreement, or any rights of the Consenting Parties (other than the UCC) under this Agreement), and (ii) in the case of a modification, amendment, or supplement, by the Company Parties and the Required Consenting Parties, as applicable; provided that (A) if the proposed modification, amendment, or supplement will result in a material change from the terms provided in this Agreement, including the Restructuring Term Sheet, that has a disproportionate and adverse effect on the economic recoveries or treatment of (excluding effects that are in proportion to the amount of the Claims held by the applicable Consenting Creditor) (1) a Consenting First Lien Creditor, relative to all of the other Consenting First Lien Creditors (in each case in respect of the First Lien Claims) or (2) a Consenting Unsecured Creditor, relative to all of the other Consenting Unsecured Creditors (in each case in respect of the Unsecured Funded Debt Claims), then the consent of such affected Consenting Creditor (solely in its affected capacity) shall also be required to effectuate such modification, amendment, or supplement; (B) any modification, amendment, or supplement to (1) this Section 14.01(b) shall require the consent of all Parties except to the extent such change is solely to add a new consenting party hereunder (that would otherwise not be included in the definition of “Consenting Creditor” if such a person was a party to this Agreement as of the Agreement Effective Date) by providing such consenting party with consent rights or protections for the definitions related to such additional party, so long as the addition of such new consenting party hereunder does not adversely affect the rights or obligations of the Consenting Parties hereunder or the treatment of General Unsecured Claims, Go-Forward Trade Claims, or the Company Claims/Interests of the Consenting Creditors hereunder, (2) the definitions for “Required Consenting Parties”, “Required Consenting First Lien Creditors,” “Required Consenting Unsecured Creditors,” “Initial DIP Commitment Parties,” and “Required DIP Commitment Parties” shall also require the consent of each affected Consenting Party, and (3) the definition of “Outside Date” shall require the consent of each Initial DIP Commitment Party and the Strategic Investor, provided that, if the definition of Outside Date is amended pursuant to this Section 14 to a later date, any Consenting Creditor who has not consented to such amendment may terminate this Agreement solely as to such Consenting Creditor and the UCC may terminate this Agreement solely as to the UCC to the extent the UCC has not consented to such amendment; (C) any modification, amendment or supplement to this Agreement and the Restructuring Term Sheet in order to reflect a settlement of all or any of the Sinclair-Related Litigations in accordance with Section 8.01(n) shall require only the prior written consent of the Required DIP Commitment

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Parties (provided, however, that, solely to the extent any such settlement has a materially adverse impact on the rights or obligations of the Strategic Investor in connection with the Restructuring Transactions, any such modification, amendment, or supplement will require the consent of the Strategic Investor, with such consent not to be unreasonably withheld, conditioned, or delayed); and (D) any modification, amendment, or supplement to this Agreement (including the Restructuring Term Sheet) that adversely affects the treatment of or consideration to be provided on account of General Unsecured Claims and/or Go-Forward Trade Claims shall require the consent of the UCC (not to be unreasonably withheld, conditioned, or delayed).

(c)         In determining whether any consent or approval has been given by an applicable Required Consenting Party or Required Consenting Unsecured Creditor, any Company Claims/Interests held by any then-existing Consenting Creditor that (i) is in material breach of its covenants, obligations, or representations under this Agreement, (ii) has been notified in writing of such material breach by the Company Parties or the Required Consenting Parties at least five calendar days prior to the earlier of the record date for determining Parties that can provide such consent or approval and the effective date of such consent or approval, and (iii) has not cured such material breach shall be excluded from such determination, and the Company Claims/Interests held by such Consenting Creditor shall be treated as if they were not outstanding.

(d)         Any proposed modification, amendment, waiver, or supplement that does not comply with this Section 14 shall be ineffective and void ab initio.

(e)         The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power, or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise of such right, power, or remedy or the exercise of any other right, power, or remedy. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by Law.

Section 15.         Miscellaneous

15.01.    Acknowledgement. Notwithstanding any other provision herein, this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a chapter 11 plan for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise.  Any such offer or solicitation will be made only in compliance with all applicable securities Laws, provisions of the Bankruptcy Code, and/or other applicable Law.

15.02.    Exhibits Incorporated by Reference; Conflicts. Each of the exhibits, annexes, signatures pages, and schedules attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include such exhibits, annexes, and schedules. Subject to Section 4, in the event of any inconsistency between this Agreement (without reference to the exhibits, annexes, and schedules hereto) and the exhibits, annexes, and schedules hereto, this Agreement (without reference to the exhibits, annexes, and schedules thereto) shall govern.

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15.03.    Further Assurances.  Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring Transactions, as applicable.

15.04.    Complete Agreement.  Except as otherwise explicitly provided herein, this Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, among the Parties with respect thereto (including the Original RSA), other than any Confidentiality Agreement.

15.05.    GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM.  THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party agrees that it shall bring any action or other proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, in the Bankruptcy Court, and solely in connection with claims arising under this Agreement: (i) irrevocably submits to the exclusive jurisdiction of the Bankruptcy Court; (ii) waives any objection to laying venue in any such action or proceeding in the Bankruptcy Court; and (iii) waives any objection that the Bankruptcy Court is an inconvenient forum or does not have jurisdiction over any Party hereto.

15.06.    Trial by Jury Waiver. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

15.07.    Execution of Agreement.  This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement.  Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

15.08.    Rules of Construction.  This Agreement is the product of negotiations among the Parties, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. Each of the Parties was represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel.

15.09.    Successors and Assigns; Third Parties.  This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. There are no third party beneficiaries under this Agreement, except that each No Recourse Party (as defined in Section 15.24 hereof) shall be a third party beneficiary of

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Section 15.24, and the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other Person, except as expressly permitted in this Agreement.

15.10.    Notices.  All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

(a)         if to a Company Party, to:

Diamond Sports Group, LLC
1350 Broadway, Suite 720

New York, NY 10018
Attention: David Preschlack
E-mail address: [***]

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Brian S. Hermann, Andrew M. Parlen, Joseph M. Graham, and Alice Nofzinger
E-mail address: bhermann@paulweiss.com; aparlen@paulweiss.com; jgraham@paulweiss.com; anofzinger@paulweiss.com

and

Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center

250 Greenwich St., 45th floor

New York, NY 10007
Attention: Andrew Goldman and Benjamin Loveland
E-mail address: Andrew.Goldman@wilmerhale.com; Benjamin.Loveland@wilmerhale.com

(b)         if to a member of the First Lien Group, to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attention: Daniel M. Eggermann, Jennifer R. Sharret, and Ashland J. Bernard

E-mail address: DEggermann@kramerlevin.com; JSharret@kramerlevin.com; ABernard@kramerlevin.com

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(c)         if to a member of the Crossover Group, to:

Paul Hastings LLP

200 Park Avenue
New York, NY 10166

Attention: Jayme Goldstein, Sayan Bhattacharyya, Chris Guhin, and Matthew Garofalo

E-mail address: jaymegoldstein@paulhastings.com; sayanbhattacharyya@paulhastings.com; chrisguhin@paulhastings.com; mattgarofalo@paulhastings.com

(d)         if to the Strategic Investor, to:

Latham & Watkins LLP

1271 6th Avenue
New York, NY 10020

Attention: Andrew Elken and Tessa Bernhardt

E-mail address: andrew.elken@lw.com; tessa.bernhardt@lw.com

and

Latham & Watkins LLP

10250 Constellation Blvd. Suite 1100
Los Angeles, CA 90067

Attention: Rick Offsay

E-mail address: rick.offsay@lw.com

and

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800
Chicago, IL 60611

Attention: Caroline Reckler and Jonathan Gordon

E-mail address: caroline.reckler@lw.com; jonathan.gordon@lw.com

(e)         if to the UCC, to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Ira S. Dizengoff, Abid Qureshi, and Naomi Moss

E-mail addresses: idizengoff@akingump.com; aqureshi@akingump.com; nmoss@akingump.com

and

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Akin Gump Strauss Hauer & Feld LLP

2001 K. Street N.W.

Washington, DC 20006

Attention: Scott L. Alberino

E-mail address: salberino@akingump.com

and

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street, Suite 1800

Dallas, TX 75201

Attention: Marty L. Brimmage

E-mail address: mbrimmage@akingump.com

(f)         if to a Consenting Creditor that is not a member of the First Lien Group or the Crossover Group, to such persons that are identified as notice parties on such Consenting Creditor’s signature page(s) to this Agreement, a Joinder, or a Transfer Agreement, as applicable.

Any notice given by delivery, mail, or courier shall be effective when received, and any notice delivered or given by electronic mail shall be effective when sent.

15.11.    Independent Due Diligence and Decision Making. Each Consenting Party hereby confirms that its decision to execute this Agreement has been based upon its independent investigation of the operations, businesses, and financial and other conditions, and prospects of the Company Parties.

15.12.    Enforceability of Agreement. Each of the Parties, to the extent enforceable, waives any right to assert that the exercise of termination rights under this Agreement is subject to the automatic stay provisions of the Bankruptcy Code, and expressly stipulates and consents hereunder to the prospective modification of the automatic stay provisions of the Bankruptcy Code for purposes of exercising termination rights under this Agreement, to the extent the Bankruptcy Court determines that such relief is required.

15.13.    Waiver/Settlement Discussions. If the Restructuring Transactions are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each of the Parties to protect and preserve its rights, remedies, and interests, including its claims against any of the other Parties (or their respective affiliates or subsidiaries) or its full participation in the Chapter 11 Cases, or any subsequent case, litigation, or other dispute. This Agreement is part of a proposed settlement of matters that could otherwise be the subject of litigation among the Parties. Nothing herein shall be deemed an admission of any kind. Pursuant to Federal Rule of Evidence 408, any applicable state rules of evidence, and any other applicable Law, foreign or domestic, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than to prove the existence of this Agreement or in a proceeding to enforce the terms of this Agreement. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each

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of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert.

15.14.    Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to seek specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

15.15.    Several, Not Joint, Claims. Except where otherwise specified, the agreements, representations, warranties, and obligations of the Parties under this Agreement are, in all respects, several and not joint.

15.16.    Severability and Construction. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

15.17.    Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

15.18.    Capacities of Consenting Creditors. Each Consenting Creditor has entered into this Agreement on account of all Company Claims/Interests that it holds (directly or through discretionary accounts that it manages or advises), except as expressly set forth on its signature page to this Agreement, a Transfer Agreement, or a Joinder, as applicable, and, except where otherwise specified in this Agreement, shall take or refrain from taking all actions that it is obligated to take or refrain from taking under this Agreement with respect to all such Company Claims/Interests.

15.19.    Electronic Mail Consents. Where a written consent, acceptance, approval, notice, or waiver is required pursuant to or contemplated by this Agreement, pursuant to Section 3, Section 14, or otherwise, including a written approval by the Company Parties, the Required Consenting Parties, or the UCC, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if such consent, acceptance, approval, or waiver is given or made by the applicable Party(ies) or counsel to the applicable Party(ies) to the other applicable Party(ies) or counsel to the other applicable Party(ies) by electronic mail.

15.20.    Transaction Expenses.

(a)         Whether or not the transactions contemplated by this Agreement are consummated, the Company Parties hereby agree, on a joint and several basis, to pay in cash the Transaction Expenses, as follows:

(i)         within two Business Days following (i) the date on which the Bankruptcy Court enters the DIP Order and (ii) the entry of an order by the Bankruptcy Court approving the

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Convertible B Commitment Letter, all accrued and unpaid Transaction Expenses as of such date for which reasonably detailed summary invoices have been received by the Company Parties, shall be paid by the Company Parties;

(ii)         subject to Section 15.20(a)(i) and Section 15.20(a)(iv), (a) all accrued and unpaid Transaction Expenses of the First Lien Group Advisors and the Crossover Group Advisors invoiced prior to the Plan Effective Date shall be paid in full in cash by the Company Parties on a regular and continuing basis promptly in accordance with the timeframe set forth in the Cash Collateral Order or DIP Order, as applicable (or as otherwise permitted pursuant to any order of the Bankruptcy Court), following receipt of reasonably detailed summary invoices thereof, and (b) all accrued and unpaid Transaction Expenses of the Strategic Investor incurred up to (and including) the Plan Effective Date shall be paid in full in cash by the Company Parties on a regular and continuing basis promptly in accordance with the time frame set forth in the Convertible B Commitment Letter following receipt of reasonably detailed summary invoices;

(iii)         upon termination of this Agreement (other than a termination of this Agreement pursuant to Section 13.05, which is addressed in clause (iv) of this Section 15.20(a)), (a) all accrued and unpaid Transaction Expenses of the First Lien Group Advisors and the Crossover Group Advisors incurred up to (and including) the Termination Date shall be paid in full in cash promptly in accordance with the timeframe set forth in the Cash Collateral Order or DIP Order, as applicable, (or as otherwise permitted pursuant to any order of the Bankruptcy Court) following receipt of reasonably detailed summary invoices thereof, and (b) all accrued and unpaid Transaction Expenses of the Strategic Investor Advisors incurred up to (and including) the Termination Date shall be paid in full in cash promptly in accordance with the timeframe set forth in the Convertible B Commitment Letter, following receipt of reasonably detailed summary invoices;

(iv)         all accrued and unpaid Transaction Expenses incurred up to (and including) the Plan Effective Date, shall be paid in full in cash on the Plan Effective Date, provided the Company Parties receive reasonably detailed summary invoices by such date, without any requirement for Bankruptcy Court review or further Bankruptcy Court order; and

(v)         notwithstanding anything to the contrary herein, the Company Parties shall reimburse all reasonable and documented fees and expenses incurred following the Plan Effective Date invoiced by the First Lien Group Advisors, the Crossover Group Advisors, or the Strategic Investor Advisors on or after the Plan Effective Date solely in connection with the implementation of the Plan (including, for the avoidance of doubt, such fees and expenses incurred in connection with the prosecution or defense of any appeals thereof), which Transaction Expenses shall be paid in full in cash promptly in accordance with the timeframe set forth in the Cash Collateral Order or the DIP Order, as applicable (or as otherwise permitted pursuant to any order of the Bankruptcy Court), following receipt of reasonably detailed summary invoices thereof.

(b)         The terms set forth in this Section 15.20 shall survive termination of this Agreement. Notwithstanding anything to the contrary set forth herein, with respect to invoices for Transaction Expenses submitted to the Company Parties by counsel to the First Lien Group, counsel to the Crossover Group, and counsel to the Strategic Investor, such invoices shall provide reasonable supporting detail in summary format (with such redactions as may be necessary to

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maintain attorney-client privilege), and such invoices shall not be required to provide the Company Parties with attorney time entries. At the conclusion of all post-Plan Effective Date work, the First Lien Group Advisors, the Crossover Group Advisors, and the Strategic Investor Advisors may, in their discretion, either apply the last invoice to any retainers or refund any remaining amounts of such retainers (if any) to the Company Parties.

15.21.    Relationship Among Parties. It is understood and agreed that no Consenting Party owes any duty of trust or confidence of any kind or form to any other Party as a result of entering into this Agreement, and there are no commitments among or between the Consenting Parties, in each case except as expressly set forth in this Agreement. In this regard, it is understood and agreed that any Consenting Party may trade in Company Claims/Interests without the consent of any other Party, subject to applicable securities laws and the terms of this Agreement, including Section 10; provided, however, that no Consenting Party shall have any responsibility for any such trading to any other Person by virtue of this Agreement. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this understanding and agreement. No Consenting Party shall, nor shall any action taken by a Consenting Party pursuant to this Agreement, be deemed to be acting in concert or as any “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended) with any other Consenting Party with respect to the obligations under this Agreement nor shall this Agreement create a presumption that the Consenting Parties are in any way acting in concert or as such a group. The decision to commit to enter into the transactions contemplated by this Agreement has been made independently by each Party hereto. The Parties acknowledge that all representations, warranties, covenants, and other agreements made by or on behalf of any Consenting Party that is a separately managed account of an investment manager signatory hereto are being made only with respect to the assets managed by such manager on behalf of such Consenting Party, and shall not apply to (or be deemed to be made in relation to) any assets or interests that may be beneficially owned by such Consenting Party that are not held through accounts managed by such manager.

15.22.    Survival. Notwithstanding (i) any Transfer of any Company Claims/Interests in accordance with this Agreement or (ii) the termination of this Agreement in accordance with its terms, the terms, provisions, agreements and obligations set forth in Section 1.02, Section 7, Section 13.06, Section 14, and Section 15 (other than Section 15.03 in the event of a termination of this Agreement other than pursuant to Section 13.05), and Section 6.02(a)(ii), and any defined terms used in any of the forgoing Sections or proviso (solely to the extent used therein), shall survive such termination and shall continue in full force and effect with respect to all Parties in accordance with the terms hereof. For the avoidance of doubt, notwithstanding the termination of this Agreement, the Company Parties will comply with their obligations to pay the Transaction Expenses set forth in Section 15.20.

15.23.    Publicity. The Company Parties shall submit drafts to counsel to the Consenting Parties of any press releases or other public statement or public disclosure of the existence or terms of this Agreement, the Restructuring Transactions, or any amendment to the terms of this Agreement at least two Business Days prior to making any such disclosure, and shall afford them a reasonable opportunity under the circumstances to comment on such documents and disclosures and shall incorporate any such reasonable comments in good faith; provided that if delivery of such document at least two Business Days in advance of such disclosure is impossible or

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impracticable under the circumstances, such document shall be delivered as soon as otherwise practicable; provided that any press release or other public statement or public disclosure with respect to this Agreement or the Restructuring Transactions (whether or not such press release, public statement or public disclosure names the Strategic Investor) shall be in form and substance reasonably acceptable to the Strategic Investor. Except as required by Law, no Party or its advisors shall (a) other than as necessary during live court proceedings and in filings in connection with the Chapter 11 Cases, use the name of any Consenting Creditor or the Strategic Investor, or describe the transactions contemplated by the Commercial Term Sheet, in any public manner (including in any press release) with respect to this Agreement, the Restructuring Transactions, or any of the Definitive Documents, or (b) disclose to any Person (including, for the avoidance of doubt, any other Consenting Party), other than advisors to the Company Parties, the principal amount or percentage of any Company Claims/Interests held by any Consenting Creditor, or any notice of a Transfer of ownership in any Company Claims/Interests by or to a Consenting Creditor pursuant to Section 10 without such Consenting Creditor’s prior written consent (it being understood and agreed that each Consenting Creditor’s signature page to this Agreement shall be redacted to remove the name of such Consenting Creditor and the amount and/or percentage of Company Claims/Interests held by such Consenting Creditor); provided, however, that (i) if any disclosure contemplated by this sentence is required by Law, the disclosing Party shall afford the relevant Consenting Creditor or the Strategic Investor, as applicable, a reasonable opportunity to review and comment in advance of such disclosure, shall incorporate any comments from such Consenting Creditor or the Strategic Investor, as applicable, in good faith, and shall take all reasonable measures to limit such disclosure, (ii) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of Company Claims/Interests held by the Consenting Creditors of the same class, collectively, and (iii) the Company Parties shall submit drafts of any statements or disclosures of the terms of this Agreement or the Restructuring Transactions to be made during live court proceedings or in filings in connection with the Chapter 11 Cases (whether or not such statements or disclosures name the Strategic Investor) to the Strategic Investor at least two Business Days prior to making such statement or disclosure (or if delivery of such statement or disclosure at least two Business Days in advance is impossible or impracticable under the circumstance, delivery shall occur as soon as otherwise practicable) and shall incorporate any such reasonable comments from the Strategic Investor in good faith. Notwithstanding the provisions in this Section 15.23, (w) any Party may disclose the identities of the other Parties in any action to enforce this Agreement or in any action for damages as a result of any breaches hereof, (x) any Party may disclose, to the extent expressly consented to in writing by a Consenting Creditor such Consenting Creditor’s identity and individual holdings, (y) any Party may disclose, to the extent expressly consented to in writing by the Strategic Investor, the Strategic Investor’s identity and/or the transactions contemplated by the Commercial Term Sheet, as applicable, (z) to the extent the Company Parties, acting reasonably and in good faith, determine that disclosure of the Consenting Creditors’ names is necessary to preserve relationships with customers, suppliers, employees, and licensing or regulatory bodies, the Company Parties may disclose the name of any Consenting Creditor that was previously disclosed in any of the Company Parties’ press releases, other public statements, or other public disclosures or contained in the Company Parties’ communications materials as provided to and approved by counsel to the applicable Consenting Creditor.

15.24.    No Recourse. This Agreement may only be enforced against the named parties hereto (and then only to the extent of the specific obligations undertaken by such parties in this

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Agreement). All Causes of Action (whether in contract, tort, equity, or any other theory) that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution, or performance of this Agreement, may be made only against the Persons that are expressly identified as parties hereto (and then only to the extent of the specific obligations undertaken by such parties herein). No past, present, or future direct or indirect director, manager, officer, employee, incorporator, member, partner, stockholder, equity holder, trustee, Affiliate, controlling person, agent, attorney, or other representative of any Party (including any person negotiating or executing this Agreement on behalf of a Party), nor any past, present, or future direct or indirect director, manager, officer, employee, incorporator, member, partner, stockholder, equity holder, trustee, Affiliate, controlling person, agent, attorney, or other representative of any of the foregoing (other than any of the foregoing that is a Party) (any such Person, a “No Recourse Party”), shall have any liability with respect to this Agreement or with respect to any Proceeding (whether in contract, tort, equity, or any other theory that seeks to “pierce the corporate veil” or impose liability of an entity against its owners or Affiliates or otherwise) that may arise out of or relate to this Agreement, or the negotiation, execution, or performance of this Agreement.

15.25.    Computation of Time. Bankruptcy Rule 9006(a) applies in computing any period of time prescribed or allowed herein.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the day and year first above written.

[Signature Pages Follow]

Company Parties’ Signature Page to
the Amended and Restated Restructuring Support Agreement

DIAMOND SPORTS GROUP, LLC

ARC HOLDING, LTD.

DIAMOND COLLEGE SPORTS, LLC

DIAMOND DIGITAL GROUP, LLC

DIAMOND GAMING SERVICES, LLC

DIAMOND MOBILE HOLDINGS, LLC

DIAMOND OHIO HOLDINGS II, LLC

DIAMOND OHIO HOLDINGS, LLC

DIAMOND SAN DIEGO HOLDINGS, LLC

DIAMOND SOUTHERN HOLDINGS, LLC

DIAMOND SPORTS NET ARIZONA HOLDINGS, LLC

DIAMOND SPORTS NET ARIZONA, LLC

DIAMOND SPORTS NET DETROIT, LLC

DIAMOND SPORTS NET FLORIDA, LLC

DIAMOND SPORTS NET NORTH, LLC

DIAMOND SPORTS NET OHIO, LLC

DIAMOND SPORTS NET WEST 2, LLC

DIAMOND SPORTS NET, LLC

DIAMOND SPORTS SUN, LLC

DIAMOND ST. LOUIS HOLDINGS, LLC

DIAMOND WEST HOLDINGS, LLC

DIAMOND-BRV SOUTHERN SPORTS HOLDINGS, LLC

FASTBALL SPORTS PRODUCTIONS, LLC

FRSM HOLDINGS LLC

SPORTS HOLDING, LLC

SPORTS NETWORK II, LLC

SPORTS NETWORK, LLC

SPORTSOUTH NETWORK II, LLC

SPORTSOUTH NETWORK, LLC

SUNSHINE HOLDCO, LLC

By:	/s/ David F. DeVoe, Jr.
Name:	David F. DeVoe, Jr.
Title:	Chief Financial Officer

Strategic Investor Signature Page to
the Amended and Restated Restructuring Support Agreement

Amazon.com Services llc

By:	/s/ Michael Deal
Name:	Michael Deal
Title:	Sole Manager and President

Address:

c/o Amazon.com, Inc.

410 Terry Avenue North

Seattle, Washington 98109

E-mail address(es):

investments@amazon.com

The UCC’s Signature Page to
the Amended and Restated Restructuring Support Agreement

Akin gump strauss hauer & feld llp,

on behalf of the UCC, as a Consenting Party

/s/ Naomi Moss
Name:	Naomi Moss
Title:	Partner

[Consenting Creditor signature pages on file with the Company Parties.]

Exhibit A

Restructuring Term Sheet

Diamond Sports Group, LLC
RESTRUCTURING TERM SHEET February 26, 2024

This RESTRUCTURING term sheet (TOGETHER with all ANNEXES, SCHEDULES, AND exhibits HERETO, this “Restructuring term sheet”) describes THE PRINCIPAL TERMS AND CONDITIONS OF a restructuring transaction for diamond sports Group, llc (“DSG”) and its direct and indirect subsidiaries (Collectively WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, the “Company Parties,” and each, a “Company party”) that WILL BE EFFECTuatED THROUGH a chapter 11 plan of reorganization (the “plan”) in the company parties’ cases under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”) in the Bankruptcy Court, on the terms, and subject to the conditions, set forth in the Amended & Restated Restructuring Support Agreement to which this restructuring term sheet is attached as exhibit a thereto (together with the exhibits and schedules attached to such Restructuring Support agreement, including this RESTRUCTURING Term Sheet, each as may be amended, restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof, the “Restructuring Support Agreement”).

THIS RESTRUCTURING TERM SHEET IS NOT AN OFFER OR A SOLICITATION WITH RESPECT TO ANY SECURITIES OF THE COMPANY OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY CHAPTER 11 PLAN, IT BEING UNDERSTOOD THAT SUCH A SOLICITATION, IF ANY, SHALL COMPLY WITH ALL APPLICABLE PROVISIONS OF SECURITIES, BANKRUPTCY, AND/OR OTHER APPLICABLE LAWS.

Capitalized terms used but not initially defined in this RESTRUCTURING Term Sheet shall have the meaningS hereinafter ascribed to such terms, or if not defined in this RESTRUCTURING Term Sheet, such terms shall have the meanings ascribed to such terms in the Restructuring support agreement.

THIS RESTRUCTURING TERM SHEET DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, AND OTHER PROVISIONS WITH RESPECT TO THE TRANSACTIONS DESCRIBED HEREIN, WHICH TRANSACTIONS WILL BE SUBJECT TO THE COMPLETION OF DEFINITIVE DOCUMENTS INCORPORATING THE TERMS SET FORTH HEREIN, AND THE CLOSING OF ANY TRANSACTION SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS.

THIS RESTRUCTURING TERM SHEET IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS. NOTHING CONTAINED IN THIS RESTRUCTURING TERM SHEET SHALL BE AN ADMISSION OF FACT OR LIABILITY OR DEEMED BINDING ON ANY OF THE PARTIES.

GENERAL PROVISIONS

Transaction Overview

Pursuant to the Restructuring Transactions, the Company Parties will undertake the following structuring transactions:

1.     On the Plan Effective Date, the Company Parties will be separated from Sinclair Parent and will be stood up as an operationally separate business owned, governed, and managed as set forth herein. On the Plan Effective Date, any Interests in the Company Parties held indirectly by Sinclair Parent, including Holdings’ Interests in DSG, will be cancelled and extinguished for no recovery.

2.     On the Plan Effective Date, the Company Parties will create New HoldCo (as defined below), which will own 100% of the interests in (a) entities that will own the Company Parties’ operating assets (“OpCo”) and (b) an entity that will hold, directly or through its ownership of Debtor Sports Network II, LLC (or its successor in interest), the Company Parties’ interests in Red Seam Holdings LLC (such interests, the “YES Interests,” and such entity, “YES HoldCo”), which will hold no other assets and may not incur any liabilities or debt other than a guarantee of the Convertible Notes.

3.     On or before the Plan Effective Date, a series of new holding companies, including New TopCo, New Intermediate HoldCo, and New Lower-Tier HoldCo (each, as defined below), will be created as set forth herein. On the Plan Effective Date, assuming that the Convertible B Exit Notes have not been converted and the Investment Options have not been exercised, New TopCo will indirectly own 100% of New HoldCo through New Intermediate HoldCo and New Lower-Tier HoldCo.

4.     On the Plan Effective Date, New TopCo will issue 100% of its equity (subject to dilution by the Convertible A Exit Notes and the DIP Commitment Party Investment Option) to holders of Junior Funded Debt Claims, the DIP Lenders, and the Initial DIP Commitment Parties as set forth herein.

5.     On the Plan Effective Date, through New Intermediate HoldCo and New Lower-Tier HoldCo, New TopCo will indirectly hold 100% of the interests in (a) if the Litigation Proceeds Condition is not met, an entity that will hold 100% of the Class C Interests in the Litigation Trust that will prosecute the Sinclair-Related Litigations (“LitigationCo”), (b) subject to the Marquee Acquisition Right (as defined below), an entity that will hold, directly or through its ownership of Debtor Sports Network, LLC (or its successor in interest), the Company Parties’ interests in Marquee Sports Network, LLC (such interests, the “Marquee Interests,” and such entity, “Marquee HoldCo”), and (c) New HoldCo.

Pursuant to the Restructuring Transactions, the Company Parties will undertake the following financing transactions:

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6.    The Company Parties will enter into a subordinated secured super-priority debtor-in-possession term loan facility (the “DIP Facility”) in an aggregate principal amount of $450 million. The DIP Facility will be provided by certain Consenting Creditors as set forth in the DIP Commitment Letter. The DIP Facility shall be backstopped by certain Consenting Creditors as set forth in the DIP Commitment Letter. Proceeds of the DIP Facility will be utilized to repay a portion of the First Lien Term Loans, fund ongoing operations and case administration during the Chapter 11 Cases, and for such other uses described in the DIP Term Sheet.

7.     Prior to the Plan Effective Date, the Company Parties (or a special purpose vehicle formed by the Company Parties) will use commercially reasonable efforts to enter into the New A/R Facility (as defined below), which will remain in place following the Plan Effective Date to support the operations of OpCo.

8.     On the Plan Effective Date, New HoldCo will issue $115 million of Convertible B Exit Notes to the Strategic Investor. The Convertible B Exit Notes will be guaranteed by OpCo and YES HoldCo and secured by (a) a first lien, directly or indirectly, on the YES Interests (as further set forth herein) and (b) a second lien on all of OpCo’s assets securing the Take Back Exit Facility, which second lien will be junior to the lien securing the Take Back Exit Facility and pari passu with the second lien securing the Convertible A Exit Notes and Exit Term Loans.

9.     On the Plan Effective Date, OpCo will enter into a “take back” term loan credit facility (the “Take Back Exit Facility”), pursuant to which OpCo will issue debt in the aggregate principal amount of $200 million (the “Take Back Term Loans”), which, as further described herein, will be (a) distributed to holders of First Lien Claims and/or Initial DIP Commitment Parties, as applicable, and (b) secured by first priority security interests in, and liens on, subject to customary exceptions to be agreed, all of the assets of OpCo and each subsidiary guarantor (in each case, as further described in the Take Back Term Loans Term Sheet defined below).

10.   If the Litigation Proceeds Condition is not met, in connection with consummation of the Plan, the Debtors will cause New TopCo to issue Convertible A Exit Notes and/or enter into Exit Term Loans in an aggregate principal amount of up to $210 million plus the amount of capitalized paid-in-kind (“PIK”) interest as of the Plan Effective Date (the “Capitalized DIP Interest”) under the DIP Facility (provided that there will in no event be more than $40 million of Exit Term Loans entered into on account of principal amount of loans (other than the Capitalized DIP Interest) under the DIP Facility), which will be used to repay a portion of the DIP Facility on the Plan Effective Date. The Convertible A Exit Notes and Exit Term Loans will be guaranteed by the entities constituting OpCo, LitigationCo, New HoldCo, YES HoldCo, and Marquee HoldCo (subject to the Marquee Acquisition Right) and secured by (a) a first lien on the Class C Interests, (b) a second lien on all of OpCo’s assets securing the Take Back Exit Facility (as defined below), which second lien will be junior to the lien securing

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the Take Back Exit Facility and pari passu lien with the second lien securing the Convertible B Exit Notes, (c) a second lien, directly or indirectly, on the YES Interests (as further set forth herein), and (d) subject to the Marquee Acquisition Right, a first lien, directly or indirectly, on the Marquee Interests (as further set forth herein); provided, however, that YES HoldCo will only guarantee the Convertible A Exit Notes and Exit Term Loans and will only pledge the YES Interests on a second lien basis in favor of the Convertible A Exit Notes and Exit Term Loans if the Convertible B Exit Notes are secured on a first lien basis by a pledge of the YES Interests. The guarantee of the Convertible A Exit Notes and Exit Term Loans by YES HoldCo, to the extent applicable, will be subordinated in right of payment to the guarantee of the Convertible B Exit Notes by YES HoldCo.

Creditor recoveries under the Restructuring Transactions will include:

11.   On the Plan Effective Date, holders of First Lien Claims will receive: (a) Cash in an amount equal to (i) $415 million, less (x) the aggregate amount of interest paid as adequate protection payments to the holders of First Lien Claims after October 2, 2023, through the Plan Effective Date pursuant to the Cash Collateral Order or DIP Order, as applicable (the “AP Reduction Amount”) and (y) the First Lien Paydown (as defined in the DIP Term Sheet) of $350 million, payable pursuant to the terms and conditions set forth in the DIP Term Sheet; (b) the Take Back Term Loans (or Cash in lieu of a portion thereof as further set forth herein); and (c) subject in all respects to the First Lien Claims Cap, either (i) if the Litigation Proceeds Condition is met, the Class A Litigation Proceeds, or (ii) if the Litigation Proceeds Condition is not met, the Class A Interests. The “First Lien Claims Cap” is equal to (i) $662 million (subject to the First Lien Paydown being made on the Closing Date of the DIP Facility (as defined in the DIP Term Sheet)) and (ii) $686 million (to the extent the First Lien Paydown is not made on the Closing Date of the DIP Facility); provided that with respect to each of the foregoing, (x) the AP Reduction Amount shall reduce the First Lien Claims Cap and (y) the fees and expenses of the First Lien Group and the First Lien Agent shall not count toward the First Lien Claims Cap. The par value of the $200 million in aggregate principal amount of Take Back Term Loans (regardless of whether it is distributed to holders of First Lien Claims and/or Initial DIP Commitment Parties), as well as the Cash distributed to holders of First Lien Claims on the Plan Effective Date and pursuant to the First Lien Paydown (as defined in the DIP Term Sheet), will be counted towards the First Lien Claims Cap.

12.   On the Plan Effective Date, holders of Junior Funded Debt Claims will receive their pro rata share of: (a) 10% of the New TopCo Equity, subject to dilution by the Convertible A Exit Notes and the DIP Commitment Party Investment Option, and (b) either (i) if the Litigation Proceeds Condition is met, 100% of the Class B Litigation Proceeds or (ii) if the Litigation Proceeds Condition is not met, 100% of the Class B Interests, as further described herein.

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13.   On the Plan Effective Date, holders of General Unsecured Claims will receive their share of the Unsecured Claim Cash Distribution in accordance with the GUC Allocation (as defined herein).

14.   On the Plan Effective Date, holders of Go-Forward Trade Claims shall receive payment in Cash in full or such other treatment that renders such holders unimpaired.

The Restructuring Transactions will also provide for certain Investment Options for additional New Equity as set forth herein. Pursuant to the Investment Options, on or before the nine month anniversary of the Plan Effective Date, each of (a) the Strategic Investor and (b) the Initial DIP Commitment Parties (as defined in the DIP Commitment Letter), will have the right to invest up to $50 million in New HoldCo (in the case of the Strategic Investor) or New TopCo (in the case of the Initial DIP Commitment Parties, which investment will then be invested by New TopCo in New HoldCo), based on a $500 million equity valuation for New HoldCo, in accordance with the terms set forth in this Restructuring Term Sheet and as further described below.

On the Plan Effective Date, and subject to dilution by the Convertible A Exit Notes and the DIP Commitment Party Investment Option, New TopCo will be owned (i) 45% by the DIP Commitment Parties, (ii) 45% by the DIP Lenders, and (iii) 10% by holders of Junior Funded Debt Claims on account of such Claims (or such parties’ respective designees, as applicable). On the Plan Effective Date, assuming that the Convertible B Exit Notes are fully converted on the Plan Effective Date, New HoldCo will be owned (i) 85% by New TopCo and (ii) 15% by the Strategic Investor.

Existing Capital Structure

First Lien Term Loan: Claims that consist of $630,237,500.00 in aggregate principal amount of outstanding First Lien Term Loans, plus unpaid interest, fees, premiums, and all other obligations, amounts, and expenses arising under or in connection with the First Lien Credit Agreement held by the First Lien Term Loan Lenders (the “First Lien Claims”).

Second Lien Revolving Credit Facility: Claims that consist of any amounts drawn under the Second Lien Revolving Credit Facility, which as of the Petition Date had a drawn balance of $227,500,000.00 (the “Second Lien Revolving Loan Claims”).

Second Lien Term Loan: Claims that consist of $3,189,355,783.00 in aggregate principal amount of outstanding Second Lien Term Loans, plus unpaid interest, fees, premiums, and all other obligations, amounts, and expenses arising under or in connection with the Second Lien Credit Agreement held by the Second Lien Term Loan Lenders (the “Second Lien Term Loan Claims”).

Second Lien Notes: Claims that consist of $3,039,789,000.00 in aggregate principal amount of outstanding Second Lien Notes, plus unpaid interest, fees, premiums, and all other obligations, amounts, and expenses arising under or in connection with the Second Lien Notes Indenture held by the Second Lien Noteholders (the “Second Lien Notes Claims,” and together with the Second Lien Revolving Loan Claims and the Second Lien Term Loan Claims, the “Second Lien Claims”).

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Third Lien Term Loan: Claims that consist of $4,136,717.00 in aggregate principal amount of outstanding Third Lien Term Loans, plus unpaid interest, fees, premiums, and all other obligations, amounts, and expenses arising under or in connection with the Third Lien Credit Agreement held by the Third Lien Term Loan Lenders (the “Third Lien Term Loan Claims”).

Third Lien Notes: Claims that consist of $10,211,000.00 in aggregate principal amount of outstanding Third Lien Notes, plus unpaid interest, fees, premiums, and all other obligations, amounts, and expenses arising under or in connection with the Third Lien Notes Indenture held by the Third Lien Noteholders (the “Third Lien Notes Claims” and together with the Third Lien Term Loan Claims, the “Third Lien Claims”).

Unsecured Notes: Claims that consist of $1,743,797,000.00 in aggregate principal amount of outstanding Unsecured Notes, plus unpaid interest, fees, premiums, and all other obligations, amounts, and expenses arising under or in connection with the Unsecured Notes Indenture held by the Unsecured Noteholders (the “Unsecured Notes Claims, ” and, collectively, with the Second Lien Claims and the Third Lien Claims, the “Junior Funded Debt Claims”).

New A/R Facility	On or prior to the Plan Effective Date, the Company Parties will use commercially reasonable efforts to enter into a loan agreement (the “New A/R Facility Credit Agreement,” and such facility created thereby, the “New A/R Facility”) providing for the New A/R Facility, which will not have more than $135 million outstanding in the aggregate at any single point in time. The New A/R Facility will be in form and substance reasonably acceptable to the Company Parties and the Required Consenting Parties.
DIP Facility / Commitments	The DIP Facility will be provided by certain Consenting Creditors (the “DIP Lenders”), on the terms and conditions set forth in the DIP Commitment Letter, dated as of the Agreement Effective Date, and attached hereto as Exhibit 1 (the “DIP Commitment Letter”), including the term sheet attached thereto (the “DIP Term Sheet”). To become a DIP Lender, a holder must (i) be an “accredited investor” (as defined by Rule 501 of the Securities Act), and (ii) complete a customary accredited investor questionnaire.

As more fully set forth in the DIP Term Sheet, the DIP Facility will provide, after entry of an order approving the Company Parties’ entry into the DIP Facility (the “DIP Order”), for DIP Loans (as defined in the DIP Term Sheet) in the aggregate principal amount of $450 million.

The DIP Facility will be issued under the DIP Documentation. The terms and conditions of the DIP Documentation are set forth in the DIP Term Sheet.

Convertible A Exit Notes / Exit Term Loans	If the Litigation Proceeds Condition is not met, on the Plan Effective Date, the Company Parties will issue the Convertible A Exit Notes and/or enter into Exit Term Loans, in an aggregate principal amount of up to $210 million, plus the Capitalized DIP Interest under the DIP Facility (provided that there will in no event be more than $40 million of Exit Term Loans entered into on account of principal amount of loans (other than the Capitalized DIP Interest) under the DIP Facility), which will be used to partially repay the DIP Facility on the Plan Effective Date. To receive their Convertible A Exit Notes and/or Exit Term

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Loans, holders of DIP Claims will be deemed to tender their DIP Claims in exchange for Convertible A Exit Notes and/or Exit Term Loans in lieu of Cash.

The terms and conditions of the Convertible A Exit Notes are set forth in the term sheet attached hereto as Exhibit 2. The terms and conditions of the Exit Term Loans are set forth in the term sheet attached hereto as Exhibit 3.

The Convertible A Exit Notes (if any), the Exit Term Loans (if any), the Convertible B Exit Notes, and the Take Back Term Loans will be subject to an intercreditor agreement with respect to their common collateral.

Cash Collateral / DIP Order

The DIP Order will modify the Cash Collateral Order with respect to the use of cash collateral and will in all respects be consistent with the DIP Term Sheet.

The Consenting First Lien Creditors (constituting the Majority 1L Lenders (as defined in the Cash Collateral Order)) will consent to the DIP Facility and to the use of cash collateral by the Debtors during the pendency of the Chapter 11 Cases and as set forth in the DIP Order, subject in all respects to the Required Consenting First Lien Creditors’ consent rights in the Restructuring Support Agreement. The budget approval process will be conducted in accordance with the DIP Term Sheet and documented in the DIP Order and the DIP Documentation.

The DIP Order shall (a) provide for the establishment of the Unsecured Claims Reserve and the Unsecured Claim Cash Distribution and (b) include the Preference Waiver.

Treatment of DIP Claims

On the Plan Effective Date, the claims under the DIP Facility (the “DIP Claims”) will be treated as follows:

(1) Principal and Capitalized DIP Interest: If the Litigation Proceeds Condition is met, the Debtors will repay the principal amount of the DIP Claims (including any Capitalized DIP Interest), in full in Cash on the Plan Effective Date ($210 million (plus the amount of Capitalized PIK Interest) of which shall be paid from the Class C Litigation Proceeds). If the Litigation Proceeds Condition is not met, the Debtors will repay $210 million in principal of the DIP Claims, plus the Capitalized DIP Interest, with an equal face amount of Convertible A Exit Notes and/or Exit Term Loans. The remaining aggregate principal amount of the DIP Claims (other than the Capitalized DIP Interest) will be repaid in Cash from the proceeds of the New A/R Facility and the Convertible B Exit Notes.

(2) Commitment Premium: The Debtors will pay the Commitment Premium by issuing the DIP Premium Equity (as defined below) to the DIP Commitment Parties.

(3) DIP MOIC: The Debtors will pay the DIP MOIC: (a) with respect to $45 million of the DIP MOIC, (i) if the Litigation Proceeds Condition is met, with the Litigation CVR Proceeds, and (ii) if the Litigation Proceeds Condition is not met, by issuing the Litigation CVRs (as defined below) to the DIP Lenders; and (b) with respect to remaining amounts owing on account of the DIP MOIC, by issuing the DIP MOIC Equity (as defined below) to the DIP Lenders. Notwithstanding the foregoing,

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(4) Other DIP Obligations: The Debtors will repay any other DIP Claims, including any accrued and unpaid interest as of the Effective Date, in Cash.
Convertible B Exit Notes

On the Plan Effective Date, the Strategic Investor and New HoldCo will enter into all necessary documentation for the issuance of the Convertible B Exit Notes. The aggregate principal amount of the Convertible B Exit Notes will be $115 million. The Convertible B Exit Notes will be issued in accordance with the terms and conditions set forth in the term sheet attached hereto as Exhibit 4 and in the commitment letter for the Convertible B Exit Notes (the “Convertible B Commitment Letter”). The Convertible B Commitment Letter includes the Strategic Investor Investment Option.

The Convertible A Exit Notes (if any), the Exit Term Loans (if any), the Convertible B Exit Notes, and the Take Back Term Loans will be subject to an intercreditor agreement with respect to their common collateral.

Take Back Exit Facility

On the Plan Effective Date, OpCo will issue the Take Back Term Loans under the Take Back Facility, on the terms and conditions set forth in the term sheet attached hereto as Exhibit 5 (the “Take Back Term Loans Term Sheet”). The aggregate principal amount of the Take Back Term Loans will be $200 million. The Take Back Term Loans will be subject to a first priority lien on the OpCo Collateral (as defined in the Take Back Term Loans Term Sheet).

On or prior to the Plan Effective Date, the Initial DIP Commitment Parties, individually and not jointly, will have the option to purchase up to $100 million in aggregate principal amount of such Take Back Term Loans at a discount to par of 10% (the “Purchase Option”). Any cash proceeds arising from the Purchase Option, as well as any Take Back Term Loans not subject to the Purchase Option, will be distributed to holders of First Lien Claims.

The Convertible A Exit Notes (if any), the Exit Term Loans (if any), the Convertible B Exit Notes, and the Take Back Term Loans will be subject to an intercreditor agreement with respect to their common collateral.

New HoldCo Equity & New TopCo Equity

On the Plan Effective Date, (a) New HoldCo will issue a single class of membership interests (the “New HoldCo Equity”) and (b) New TopCo will issue a single class of common shares (the “New TopCo Equity”). The New HoldCo Equity and the New TopCo Equity will be distributed in accordance with this Restructuring Term Sheet, including the Investment Options.

On the Plan Effective Date, 100% of New HoldCo Equity will be indirectly owned by New TopCo, subject to dilution by the Convertible B Notes, the Strategic Investor Investment Option, and the Management Incentive Plan. The Convertible B Exit Notes will be convertible into 15% of New HoldCo Equity on a fully diluted basis.

On the Plan Effective Date, the New TopCo Equity will be issued as follows:

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•      45% to the Initial DIP Commitment Parties (subject to dilution by the Convertible A Exit Notes and the DIP Commitment Party Investment Option) (the “DIP Premium Equity”);

•      45% to the DIP Lenders (subject to dilution by the Convertible A Exit Notes and the DIP Commitment Party Investment Option) (the “DIP MOIC Equity”); and

•      10% to holders of Junior Funded Debt Claims (subject to dilution by the Convertible A Exit Notes and the DIP Commitment Party Investment Option).

The Convertible A Exit Notes will be convertible into 25% of New TopCo Equity on a fully diluted basis.

For the avoidance of doubt, the New HoldCo Equity and New TopCo Equity, as applicable, issued on account of the Convertible Notes will dilute the New HoldCo Equity and New TopCo Equity, as applicable, issued on account of the Investment Options.

With respect to the New HoldCo Equity issuable pursuant to the Management Incentive Plan: (a) New HoldCo Equity issued on account of the Convertible B Exit Notes will not dilute the New HoldCo Equity issued on account of the Management Incentive Plan, and (b) New HoldCo Equity issued on account of the Investment Options will dilute the New HoldCo Equity issued on account of the Management Incentive Plan.

Investment Options

The DIP Commitment Letter provides for the DIP Commitment Party Investment Option and the Convertible B Commitment Letter provides for the Strategic Investor Investment Option. Each Investment Option will be available to the Initial DIP Commitment Parties, on the one hand, and the Strategic Investor , on the other hand, regardless of whether the other Investment Option is exercised. Any investment made by the Initial DIP Commitment Parties through an investment in New TopCo will then be invested by New TopCo in New HoldCo. The New Equity issued on account of the Investment Options will be subject to dilution by the conversion of the Convertible Notes (as applicable).

To the extent that the full $50 million of investment rights is not exercised by the Strategic Investor within nine months of the Plan Effective Date, (i) the Initial DIP Commitment Parties will have the right to invest the unexercised amount in New TopCo for a period of fifteen days, and (ii) thereafter, the Initial DIP Commitment Parties will have the right to invest any remaining unexercised amount for fifteen days. To the extent that the full $50 million of investment rights is not exercised by the Initial DIP Commitment Parties (on a collective basis) within nine months, (i) all Initial DIP Commitment Parties will have the right to invest the unexercised amount in New TopCo for a period of fifteen days, (ii) thereafter, all Initial DIP Commitment Parties will have the right to invest any remaining unexercised amount for fifteen days, and (iii) thereafter, the Strategic Investor will have the right to invest any remaining unexercised amount for fifteen days.

Litigation CVRs	If the Litigation Proceeds Condition is not met, on the Plan Effective Date, LitigationCo will issue contingent value rights (collectively, the “Litigation CVRs”) to the DIP Lenders. The Litigation CVRs (if any) shall obligate LitigationCo to pay any holders of the Litigation CVRs $45 million in the

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aggregate from Litigation Proceeds received on account of the Class C Trust Interests, after payment in full of the Convertible A Exit Notes and the Exit Term Loans. The Litigation CVRs (if any) shall be unsecured and shall not be guaranteed by the other Reorganized Debtors.
Litigation Treatment

On January 16, 2024, the Debtors entered into the Sinclair Settlement in connection with the Sinclair-Related Litigations.

If the Litigation Proceeds Condition is not met, but the Plan Effective Date occurs before the Sinclair Settlement Outside Date, the Debtors will distribute the Litigation Trust Interests and the deposit from the Sinclair Settlement (if any) and the Sinclair Settlement Extension Payments (if any) in accordance with the terms hereof. If, following the Plan Effective Date, the Sinclair Release Effective Date occurs on or prior to the Sinclair Settlement Outside Date, the Litigation Trust will distribute the Cash proceeds of the Sinclair Settlement in accordance with the terms set forth herein. If the Sinclair Release Effective Date does not occur on or prior to the Sinclair Settlement Outside Date, then the Litigation Trust will pursue the Sinclair-Related Litigations.

If the Litigation Proceeds Condition is not met, on the Plan Effective Date, the Sinclair-Related Litigations and any rights in respect of the Sinclair Settlement (other than the deposit from the Sinclair Settlement (if any) and any Sinclair Settlement Extension Payments (if any), in each case, if received prior to the Plan Effective Date and distributed as set forth above) will be transferred to a litigation trust (the “Litigation Trust”), which will be governed by a litigation trust agreement, which will be consistent with the terms of this Restructuring Term Sheet (the “Litigation Trust Agreement”). The Required DIP Commitment Parties and the First Lien Group will jointly coordinate, cooperate, and participate in good faith with respect to a process for the selection of the initial trustee of the Litigation Trust (the “Litigation Trustee”). The Litigation Trustee (if any) will ultimately be selected by the Required DIP Commitment Parties, subject to the consent of the First Lien Group and the Company Parties (which will not be unreasonably withheld, conditioned, or delayed). If the Litigation Proceeds Condition is not met but the Debtors receive Cash payments in connection with the Sinclair Settlement (including the initial deposit of $50 million in Cash and any Sinclair Settlement Extension Payments), such Cash will be distributed in accordance with the allocations set forth herein.

If the Litigation Proceeds Condition is not met, the Litigation Trust will be funded by the Company Parties with $25 million in Cash (the “Litigation Trust Funding Amount”) on the Plan Effective Date, and Litigation Proceeds will be allocated as follows:

•      First, to repay any litigation expenses in excess of the Litigation Trust Funding Amount, and then as follows below.

•      Until payment in full in cash of or, if applicable, conversion of all outstanding Convertible A Exit Notes, the Exit Term Loans, and the Litigation CVRs, 15% of the Litigation Proceeds will be allocated to the Class A Interests in the Litigation Trust, 5% of the Litigation Proceeds will be allocated to the Class B Interests in the Litigation Trust, and 80% of the Litigation Proceeds will be allocated to the Class C Interests in the Litigation Trust.

•      Upon payment in full in cash of or, if applicable, conversion of all outstanding Convertible A Exit Notes, the Exit Term Loans and the Litigation CVRs, 15% of the Litigation Proceeds will be allocated to the Class A Interests and 85% of the Litigation Proceeds will be allocated to the Class B Interests.

•      To the extent the holders of First Lien Claims have received a recovery equal to the First Lien Claims Cap, then any excess Litigation Proceeds allocable to the Class A Interests shall be reallocated to the Class B Interests.

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If the Litigation Proceeds Condition is not met, LitigationCo will hold all Class C Interests and the Litigation Trust will retain the Sinclair-Related Litigations. If the Litigation Proceeds Condition is not met, after the Plan Effective Date, the Litigation Trust and LitigationCo, as applicable, will distribute the Litigation Proceeds in accordance with the Litigation Trust Agreement. The Plan and Litigation Trust Agreement (if any) will provide, among other things, that, if the Litigation Proceeds Condition is not met, to the extent the Litigation Proceeds consist of both Cash and non-Cash consideration, Cash Litigation Proceeds shall be used first to fund 50% of the amount of the Litigation Proceeds allocable to the Class A Interests, with the remaining Litigation Proceeds to distributed among the holders of Class A Interests, Class B Interests, and Class C Interests, as applicable, on a pro rata basis.

For the avoidance of doubt, and notwithstanding anything to the contrary set forth herein, if the Litigation Proceeds Condition is met, the Litigation Trust will not be formed and the interests therein will not be issued, LitigationCo will not be formed, the Litigation CVRs will not be issued, and the Convertible A Exit Notes and the Exit Term Loans will not be issued.

Tax Structure

The Restructuring Transactions will be structured and implemented in a manner that is tax-efficient and reasonably acceptable to the Company Parties, the Required DIP Commitment Parties, the Required Consenting First Lien Creditors, and the Strategic Investor, including as follows:

1.     The Restructuring Transactions will be structured in a manner intended to cause the acquisition by New Intermediate HoldCo and New Lower-Tier HoldCo, respectively, of LitigationCo (as applicable), Marquee HoldCo (as applicable), and New HoldCo as a disposition of property described under Section 1001 of the Internal Revenue Code (the “Code”), and for the avoidance of doubt, not as a reorganization pursuant to Section 368(a)(1)(G) of the Code.

2.     On or before the Plan Effective Date, the Company Parties will create a new Delaware limited liability company holding company initially treated as an entity disregarded as separate from its owner for U.S. federal income tax purposes (“New HoldCo”) that will own 100% of each of OpCo and YES HoldCo.

3.     On or before the Plan Effective Date, a third-party will create a new Delaware corporation holding company (“New TopCo”), which in turn will create a new intermediate holding company (“New Intermediate

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HoldCo”), which in turn will create a new lower-tier holding company (“New Lower-Tier HoldCo”). Each of New Intermediate HoldCo and New Lower-Tier HoldCo will be treated as corporations for U.S. federal and applicable state and local income tax purposes.

4.    On or immediately prior to the Plan Effective Date, New TopCo will issue the Convertible A Exit Notes and/or Exit Term Loans.

5.   On or immediately prior to the Plan Effective Date:

a.    New TopCo will have contributed to New Intermediate HoldCo (i) the Convertible A Exit Notes and possibly the Exit Term Loans that will be distributed to the DIP Lenders, and (ii) the New TopCo Equity; and

b.    New Intermediate HoldCo will have (i) contributed to New Lower-Tier HoldCo the Convertible A Exit Notes, if applicable, Exit Term Loans received from New TopCo, and (ii) retained an amount of New TopCo Equity equal in value to 1% of the equity of New HoldCo and will have contributed the remainder of such New TopCo Equity to New Lower-Tier HoldCo.

c.    If determined to be tax advantageous, New TopCo may transfer the Exit Term Loans directly to New Lower-Tier HoldCo in a transaction separate from the contributions of Convertible A Exit Notes and New TopCo Equity described in (a) and (b), above.

6.    On the Plan Effective Date, OpCo will issue the Take Back Term Loans to holders of First Lien Claims and/or the Initial DIP Commitment Parties, as applicable.

7.    On the Plan Effective Date, pursuant to an acquisition agreement entered into among New Lower-Tier HoldCo, and the Company Parties, in exchange for the Convertible A Exit Notes, the Exit Term Loans, the New TopCo Equity and the assumption of certain liabilities, New Lower-Tier HoldCo will acquire: (i) 100% of the interests in Marquee HoldCo (if any), (ii) 100% of the interests in New HoldCo, and (iii) 100% of the interests in LitigationCo (if any).

8.    On the Plan Effective Date, New Lower-Tier HoldCo will distribute to New Intermediate HoldCo 1% of the interests in New HoldCo. New HoldCo will become a partnership for U.S. federal and applicable state and local income tax purposes.

9.    On the Plan Effective Date, New HoldCo will issue the Convertible B Exit Notes, the proceeds of which will be distributed in accordance with step 11 below.

10.  On the Plan Effective Date, the Company Parties will distribute (or cause to be distributed) to the applicable creditors pursuant to the Plan all of the equity of New TopCo and, if the Litigation Proceeds Condition is not met, all of the Convertible A Exit Notes and/or Exit Term Loans that they own.

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11.   On the Plan Effective Date, the Company Parties or New HoldCo, as applicable, will distribute (or cause to be distributed) to the DIP Lenders pursuant to the Plan the Cash proceeds from the issuance of the Convertible B Exit Notes.

Unsecured Claim Cash Distribution / Unsecured Claims Reserve

In accordance with the UCC Settlement:

(a)          in a going concern reorganization, subject to Payment in Full of all First Lien Claims and satisfaction of all DIP Obligations, each holder of an Allowed General Unsecured Claim will receive its applicable share of the Unsecured Claim Cash Distribution in accordance with the GUC Allocation;

(b)          in the event of a wind down or liquidation of the Debtors, the Debtors shall not (i) make any payment to holders of Allowed General Unsecured Claims and Allowed Go-Forward Trade Claims unless and until holders of First Lien Claims have received a recovery in cash equal to the Wind Down Claim Cap (as defined in the DIP Order) or (ii) make any payment on account of the DIP MOIC unless the Unsecured Claims Reserve has been funded by the Debtors. Subject to the condition in subclause (i), in the event of a wind down or liquidation, each holder of an Allowed General Unsecured Claim or Allowed Go-Forward Trade Claim will receive its applicable share of the Unsecured Claim Cash Distribution (or the balance thereof if there are insufficient funds remaining after payment of the First Lien Claims in cash in an amount equal to the Wind Down Claims Cap) in accordance with the GUC Allocation; and

(c)          in the event a Reserve Funding Trigger (as defined in the DIP Order) occurs, the Debtors will fund the Unsecured Claims Reserve to make distributions to holders of Allowed General Unsecured Claims and Allowed Go-Forward Trade Claims, subject to the Reserve Distribution Conditions (as defined in the DIP Order); provided, that if the Debtors have no other sources of cash or monetizable assets to provide for the Payment in Full of the First Lien Claims, the Debtors may use all or a portion of the Unsecured Claims Reserve to satisfy First Lien Claims.

The Debtors’ obligation to fund the Unsecured Claims Reserve in accordance with this paragraph will survive termination of the Restructuring Support Agreement.

TREATMENT OF CLAIMS AND INTERESTS
Class No.	Type of Claim	Treatment	Impairment/ Voting

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Unclassified Non-Voting Claims
N/A	Administrative Claims	On the Plan Effective Date, each holder of an Allowed Administrative Claim will receive treatment in a manner consistent with section 1129(a)(9)(A) of the Bankruptcy Code.	N/A
N/A	Priority Tax Claims	On the Plan Effective Date, each holder of an Allowed Priority Tax Claim will receive treatment in a manner consistent with section 1129(a)(9)(C) of the Bankruptcy Code.	N/A
Classified Claims and Interests of the Debtors
Class 1	Other Secured Claims	On the Plan Effective Date, each holder of an Allowed Other Secured Claim will receive, at the Company Parties’ option, with the reasonable consent of the Required DIP Commitment Parties, in full and final satisfaction of such Allowed Other Secured Claim, either (a) payment in full in Cash, (b) delivery of the collateral securing its Allowed Other Secured Claim, (c) Reinstatement of its Allowed Other Secured Claim, or (d) such other treatment rendering its Allowed Other Secured Claim unimpaired in accordance with section 1124 of the Bankruptcy Code.	Unimpaired; Deemed to Accept.
Class 2	Other Priority Claims	Each holder of an Allowed Other Priority Claim will receive either (a) payment in full in Cash or (b) such other treatment rendering its Allowed Other Priority Claim unimpaired in accordance with section 1124 of the Bankruptcy Code.	Unimpaired; Deemed to Accept.
Class 3	First Lien Claims

On the Plan Effective Date, subject to the First Lien Claims Cap, each Allowed First Lien Claim will be released and extinguished, and each holder of an Allowed First Lien Claim will receive, in full and final satisfaction of such Allowed First Lien Claim, its pro rata share of:

•      Cash in an amount equal to $65 million less the AP Reduction Amount;

•       Take Back Term Loans and, to the extent the Purchase Option is exercised, Cash received by the Debtors from the Purchase Option; and

•      after taking into account the First Lien Paydown and the distributions set forth in items (i) and (ii) above, and in each case up to the First Lien Claims Cap, either: (A) if the Litigation Proceeds Condition is met, the Class A Litigation Proceeds; or (B) if the Litigation Proceeds Condition is not met, the Class A Interests.

Impaired; Entitled to Vote.

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Class 4	Junior Funded Debt Claims

On the Plan Effective Date, each Allowed Junior Funded Debt Claim will be released and extinguished, and each holder of an Allowed Junior Funded Debt Claim will receive, in full and final satisfaction of such Allowed Junior Funded Debt Claim, its pro rata share of:

•      the Junior Creditor Equity Distribution; and

•     (i) if the Litigation Proceeds Condition is met, 100% of the Class B Litigation Proceeds; or (ii) if the Litigation Proceeds Condition is not met, 100% of the Class B Interests.

Impaired; Entitled to Vote
Class 5	Go-Forward Trade Claims	On the Plan Effective Date, each holder of an Allowed Go-Forward Trade Claim will receive, at such Company Party’s option, with the reasonable consent of the Required DIP Commitment Parties, either: (i) Reinstatement of such Go-Forward Trade Claim pursuant to section 1124 of the Bankruptcy Code; or (ii) payment in full in Cash on (a) the Plan Effective Date, or (b) the date due in the ordinary course of business in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Go-Forward Trade Claim, unless otherwise agreed to by such holder.	Unimpaired; Not Entitled to Vote
Class 6	General Unsecured Claims	On the Plan Effective Date, each Allowed General Unsecured Claim will be released and extinguished, and each holder of an Allowed General Unsecured Claim will receive, in full and final satisfaction of such Allowed General Unsecured Claim, its share of the Unsecured Claim Cash Distribution in accordance with the GUC Allocation.	Impaired; Entitled to Vote
Class 7	Intercompany Claims	On the Plan Effective Date, Intercompany Claims will be, at the option of the Company Parties, with the reasonable consent of the Required DIP Commitment Parties, either: (i) Reinstated; or (ii) distributed, contributed, set off, cancelled, released, or otherwise addressed in a manner determined by the Company Parties, with the reasonable consent of the Required DIP Commitment Parties, (without any distribution on account of such Claims).	Unimpaired; Deemed to Accept / Impaired; Deemed to Reject.

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Class 8	Intercompany Interests	On the Plan Effective Date, Intercompany Interests will be, at the option of the Company Parties, with the reasonable consent of the Required DIP Commitment Parties, either: (i) Reinstated; or (ii) cancelled and released without any distribution on account of such Interests.	Unimpaired; Deemed to Accept / Impaired; Deemed to Reject.
Class 9	Existing Equity Interests	On the Plan Effective Date, all Existing Equity Interests will be cancelled, released, and extinguished and will be of no further force and effect. No holders of Existing Equity Interests will receive a distribution under the Plan on account of such Existing Equity Interests.	Impaired; Deemed to Reject.

GENERAL PROVISIONS REGARDING THE PLAN
Governance

The New Board will be appointed on the Plan Effective Date and will consist of no more than seven members. The Strategic Investor will have the right to appoint one member of the New Board on the Plan Effective Date and will maintain such board appointment right so long as the Strategic Investor owns 50% of the New Holdco Equity issued or issuable pursuant to the Convertible B Exit Notes on a converted or “as converted” basis (under the Convertible B Exit Notes) (for the avoidance of doubt, the Strategic Investor will lose its board appointment rights only if it sells the Convertible B Exit Notes and/or New Holdco Equity below the above threshold and not as a result of dilution). Following conversion of the Convertible B Exit Notes, if the Strategic Investor holds 20% or more of the New Holdco Equity, the Strategic Investor will be entitled to designate an additional independent member of the New Board and will maintain such board appointment right so long as the Strategic Investor holds 20% or more of the New HoldCo Equity.

Except as otherwise set forth herein, the governance of the Reorganized Debtors will be determined by the Required DIP Commitment Parties and the Strategic Investor, with the consent of the Company Parties (which will not be unreasonably withheld, conditioned, or delayed), and will be set forth in the Plan Supplement.

The New Organizational Documents, including charters, bylaws, operating agreements, shareholder agreements, or other organizational documents, as applicable, will be consistent with this Restructuring Term Sheet, and section 1123(a)(6) of the Bankruptcy Code, and will otherwise be determined by the Required DIP Commitment Parties and the Strategic Investor, with the consent of the Company Parties (which will not be unreasonably withheld, conditioned, or delayed). The New Organizational Documents will include terms and provisions that are usual and customary for Organizational Documents of reorganized debtors, including fiduciary duty waivers in the Organizational Documents for New HoldCo and customary indemnification and exculpation provisions.

New HoldCo will be a private company not subject to reporting under the Securities Act of 1933, as amended.

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Management Incentive Plan

Following the Plan Effective Date, the New Board will adopt an equity incentive plan (the “Management Incentive Plan”) that provides for the issuance of equity and equity-based awards (“Awards”) to employees, consultants, and directors/managers of New HoldCo.  The New Board will reserve a pool of New HoldCo Equity under the Management Incentive Plan representing up to 10% of the issued and outstanding New HoldCo Equity as of the Plan Effective Date (the “MIP Pool”), inclusive of New HoldCo Equity reserved in the MIP Pool. The MIP Pool will not be subject to dilution by the New HoldCo Equity issued under the Plan or on account of any conversion of the Convertible B Exit Notes. The MIP Pool will be subject to dilution by the New Equity issued in exchange for any Investment Options.

To the extent not otherwise agreed prior to the Plan Effective Date, the form of the Awards (which are expected to be in the form of profits interests), the participants in the Management Incentive Plan, the allocations of the Awards to such participants, and the terms and conditions of the Awards (including time-based and performance-based vesting) will be determined by the New Board on or after the Plan Effective Date.

Employment Obligations and Programs	Pursuant to the Restructuring Support Agreement and this Restructuring Term Sheet, the Consenting Parties consent to the continuation of the Company Parties’ ordinary course wages, compensation, and benefits programs according to the terms and practices thereof as of the Petition Date, including ordinary course executive compensation programs and any motions in the Bankruptcy Court for the approval thereof. On the Plan Effective Date, the Debtors will assume all employment agreements or letters, indemnification agreements, severance agreements, or other agreements entered into with employees as of the Petition Date or hired thereafter.
Preference Waiver	All Preference Actions against any trade counterparty of the Debtors will be deemed irrevocably waived by the Debtors and/or their Estates, as applicable, upon and as of the date of entry of the DIP Order by the Bankruptcy Court, which waiver will be effective upon entry of the DIP Order (the “Preference Waiver”).
Exemption from SEC Registration	The issuance of all securities under the Plan will be exempt from registration under the Securities Act and applicable law.
Executory Contracts	Subject to the terms of the Restructuring Support Agreement, and except as otherwise agreed by the Company Parties, the Required DIP Commitment Parties, and the Strategic Investor, all unexpired agreements with Sports Leagues and MVPDs will be assumed by the Company Parties on the Plan Effective Date.

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Claims Reconciliation Process	The Company Parties will be responsible for the claims reconciliation process and bear all costs thereof (in both the reorganization contemplated by the Restructuring Support Agreement (as may be amended, modified, or supplemented in accordance with its terms) and in an orderly wind down or liquidation of the Debtors). The Company Parties will use reasonable best efforts to reduce or minimize the size of the rejection damages claims pool; provided that the foregoing obligation shall not in any manner restrict, limit, or otherwise alter the Company Parties’ ability to make contract assumption or rejection decisions in accordance with their business judgment.
Notes Trustee and Agent Claims	The Plan will provide for the payment in full, in Cash, of all reasonable and documented fees and expenses of each Notes Trustee and Agent on the Plan Effective Date. In the event of an orderly wind down or liquidation of the Debtors under a chapter 11 plan, such plan will provide for the payment in full, subject to the holders of First Lien Claims receiving a recovery equal to the First Lien Claims Cap, in Cash, of all reasonable and documented fees and expenses of the Notes Trustee under the Unsecured Notes Indenture upon the effective date of such plan.
Survival of Indemnification Provisions and D&O Insurance

All indemnification provisions of the Company Parties (whether in the by-laws, certificates of incorporation or formation, limited liability company agreements, limited partnership agreements, other organizational documents, board resolutions, indemnification agreements, employment contracts, or otherwise) (other than any indemnification of any of the Sinclair Parties or any other defendants in the Sinclair-Related Litigations) that are in place as of the Petition Date and consistent with applicable law for the directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of, or acting on behalf of, the Company Parties as of the Petition Date, as applicable, will be reinstated and remain intact, irrevocable, and will survive the Plan Effective Date on terms no less favorable to such directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of, or acting on behalf of, the Company Parties, as applicable, than the indemnification provisions in place as of the Petition Date.

In addition, after the Plan Effective Date, the Company Parties will not terminate or otherwise reduce the existing coverage under any directors’ and officers’ insurance policies (including any “tail policy”) in effect or purchased as of or following the Petition Date, and (i) all members, managers, directors, and officers of the Company Parties who served in such capacity at any time prior to the Plan Effective Date and (ii) any other individuals, in each case of (i) and (ii), covered by such existing insurance policies, will be entitled to the full benefits of any such policy, to the extent set forth therein, for the full term of such policy regardless of whether such members, managers, directors, officers, or other individuals remain in such positions after the Plan Effective Date.

Retained Causes of Action	Subject to the Preference Waiver, the Reorganized Debtors will retain all rights to commence and pursue any Causes of Action, other than any Causes of Action released by the Debtors pursuant to the release and exculpation provisions outlined in this Restructuring Term Sheet. For the avoidance of doubt, the Sinclair-Related Litigations will be assigned to the Litigation Trust if the Litigation Proceeds Condition is not met.

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Discharge of Claims and Termination of Interests	Pursuant to section 1141(d) of the Bankruptcy Code and except as otherwise specifically provided in the Definitive Documents or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan will be in complete satisfaction, discharge, and release, effective as of the Plan Effective Date, of all Company Claims/Interests and all Causes of Action against any of the Company Parties of any nature whatsoever, including any interest accrued on any Company Claims/Interests from and after the Petition Date, whether known or unknown, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of any such Company Claims/Interests or Causes of Action, including demands, liabilities, and Causes of Action that arose before the Plan Effective Date, any liability (including withdrawal liability) to the extent such Company Claims/Interests or Causes of Action relate to services that employees of the Debtors have performed prior to the Plan Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Plan Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not (a) a Proof of Claim based upon such debt or right is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code, (b) any of the Company Claims/Interests based upon such debt, right, or Interest is Allowed pursuant to section 502 of the Bankruptcy Code, or (c) the holder of any such Company Claims/Interests has accepted the Plan. The Confirmation Order will be a judicial determination of the discharge of all Claims and Interests subject to the occurrence of the Plan Effective Date.
Releases by the Debtors (the “Debtor Release”)	Notwithstanding anything contained in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed, on and after the Plan Effective Date, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Debtors, the Reorganized Debtors, and their Estates, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all other Entities who may purport to assert any Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all Claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, as applicable, whether known or unknown, foreseen or unforeseen, matured or unmatured, liquidated or unliquidated, fixed or contingent, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that the Debtors, the Reorganized Debtors, or their Estates would have been entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, its Estate, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the Debtors’ capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, any investment in any Debtor by any Released Party, the subject matter of, or the transactions or

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events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between or among any Debtor and any Released Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, any other benefit provided by any Debtor to any Released Party, cash management arrangements, the assertion or enforcement of rights and remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions, intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or Filing of the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction, before or during the Chapter 11 Cases, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the Filing of the Chapter 11 Cases, the solicitation of votes on the Plan, the pursuit of Confirmation of the Plan, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of debt and/or securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence related or relating to any of the foregoing taking place on or before the Plan Effective Date, other than claims or liabilities primarily arising out of any act or omission of a Released Party that constitutes actual fraud, willful misconduct, or gross negligence, each solely to the extent as determined by a Final Order of a court of competent jurisdiction. For the avoidance of doubt, any and all claims or Causes of Action against the Released Parties relating to the First Lien Claims or the Junior Funded Debt Claims is subject to the Debtor Release. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release (1) any post-Plan Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the New A/R Facility Credit Agreement, or any Claim, obligation, or right arising under or preserved pursuant to the Plan or the Confirmation Order, or (2) if the Litigation Proceeds Condition is not met, any Sinclair-Related Litigations.

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Releases by Holders of Claims and Interests (the “Third-Party Release”)	Except as otherwise expressly set forth in the Plan or the Confirmation Order, on and after the Plan Effective Date, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged by each Releasing Party (other than the Debtors, the Reorganized Debtors, and their Estates) from any and all Claims and Causes of Action, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all Entities who may purport to assert any Claim or Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all Claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of any of the foregoing Entities, whether known or unknown, foreseen or unforeseen, matured or unmatured, liquidated or unliquidated, fixed or contingent, existing or hereafter arising, in law, equity, contract, tort, or otherwise, including any derivative claims asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, that such Entity would have been entitled to assert (whether individually or collectively) or on behalf of the holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, its Estate, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, any investment in any Debtor by any Released Party, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between or among any Debtor and any Released Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, the Credit Agreements, the Notes Indentures, cash management arrangements, the assertion or enforcement of rights or remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions, intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or Filing of the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash

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Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the New A/R Facility, the DIP Facility, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction before or during the Chapter 11 Cases, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the Filing of the Chapter 11 Cases, the solicitation of votes on the Plan, the pursuit of Confirmation of the Plan, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of debt and/or securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence related or relating to any of the foregoing taking place on or before the Plan Effective Date, other than claims or liabilities primarily arising out of any act or omission of a Released Party that constitutes actual fraud, willful misconduct, or gross negligence, each solely to the extent as determined by a Final Order of a court of competent jurisdiction.  Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Plan Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement)  executed to implement the Plan, including the New A/R Facility Credit Agreement, the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, any Plan Supplement document, or any Claim, obligation, or right arising under or preserved pursuant to the Plan or the Confirmation Order.

Exculpation	Except as otherwise specifically provided in the Plan, to the fullest extent permitted by applicable law, no Exculpated Party will have or incur, and each Exculpated Party will be released and exculpated from, any Claim or Cause of Action arising prior to the Plan Effective Date in connection with or arising out of the administration of the Chapter 11 Cases, the negotiation and pursuit of the Restructuring Transactions, the Prior Restructuring Support Agreement, the Cooperation Agreement, the Restructuring Support Agreement, the Cash Collateral Order, the DIP Order, the Sinclair Settlement Order, the UCC Settlement, the Disclosure Statement, the Plan Supplement, the Plan and related agreements, instruments, and other documents, the solicitation of votes with respect to the Plan, the solicitation of votes for, or confirmation of, the Plan, the funding of the Plan, the occurrence of the Plan Effective Date, the administration of the Plan or the property to be distributed under the Plan, the issuance of securities under or in connection with the Plan, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors in connection with the Plan and the Restructuring Transactions, or the transactions in furtherance of any of the foregoing, other than Claims or Causes of Action, in each case arising out of or related to any act or omission of an Exculpated Party that is a criminal act or constitutes actual fraud, willful misconduct, or gross negligence as determined by a Final Order, but

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in all respects such Persons will be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have acted in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of securities pursuant to the Plan and, therefore, are not, and on account of such distributions will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan, including the issuance of securities thereunder. The exculpation will be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Exculpated Parties from liability.
Conditions Precedent to the Plan Effective Date

The following shall be conditions to the Plan Effective Date (the “Conditions Precedent to the Plan Effective Date”):

1.       (a) the Restructuring Support Agreement shall have not been terminated and shall remain in full force and effect with respect to the Company Parties and the Required Consenting Parties and (b) there shall not be any event, occurrence, or condition that would after the expiration of any applicable notice or cure period permit any of the Consenting Parties or the Company Parties to terminate the Restructuring Support Agreement in accordance with its terms where the applicable Required Consenting Parties or the Company Parties have actually given notice of such event, occurrence, or condition;

2.       all steps necessary to separate the Company Parties from the Sinclair Parties shall have occurred to the reasonable satisfaction of the Required DIP Commitment Parties and the Strategic Investor, and, to the extent the Company Parties enter into or assumes any agreement(s) for transition or long-term services with the Sinclair Parties, such agreement(s) shall be reasonably acceptable to the Required DIP Commitment Parties and the Strategic Investor;

3.       the Company Parties’ agreements with the Sports Leagues and their teams as of the Agreement Effective Date shall not have been terminated (excluding, for the avoidance of doubt, the NBA Term Sheet and the NHL Term Sheet) and the Company Parties shall not have entered into any arrangement or transaction with any of the Sports Leagues similar to the NBA Term Sheet and the NHL Term Sheet (except in each case with the consent of the Required DIP Commitment Parties and the Strategic Investor);

4.       there shall not have been instituted nor shall there be pending any action, proceeding, application, claim, counterclaim, or formal or informal investigation before or by any domestic court, governmental, regulatory, or administrative agency or instrumentality in connection with the Restructuring Transactions that, in the reasonable judgment of the Company Parties, the Required DIP Commitment Parties, the Required Consenting First Lien Creditors, or the Strategic Investor would prohibit, prevent, or restrict consummation of the Restructuring Transactions;

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5.       each document or agreement constituting the Definitive Documents shall (a) be in form and substance consistent with the Restructuring Support Agreement and the consent rights thereunder, (b) have been duly executed, delivered, acknowledged, filed, and/or effectuated, as applicable, and (c) be in full force and effect, and any conditions precedent related thereto or contained therein shall have been satisfied prior to or contemporaneously with the occurrence of the Plan Effective Date or otherwise waived;

6.       all authorizations, consents, regulatory approvals, rulings, or documents that are necessary to implement and effectuate the Plan, and all applicable regulatory or government-imposed waiting periods shall have expired or been terminated;

7.       the New Organizational Documents shall (a) be in form and substance consistent with the Restructuring Support Agreement and the consent rights thereunder, (b) have been executed, delivered, acknowledged, filed, and/or effectuated, as applicable, and (c) be in full force and effect, and any conditions precedent related thereto or contained therein shall have been satisfied prior to or contemporaneously with the occurrence of the Plan Effective Date or otherwise waived;

8.       all professional fees and expenses of retained professionals required to be approved by the Bankruptcy Court shall have been paid in full or amounts sufficient to pay such fees and expenses in full after the Plan Effective Date shall have been placed in the professional fee escrow account;

9.       all accrued and unpaid Transaction Expenses shall have been paid in full in accordance with the Restructuring Support Agreement and any engagement letters, fee reimbursement letters, or other agreements between the Company Parties and the Consenting Parties;

10.     the Bankruptcy Court shall have entered the Confirmation Order, which shall be in form and substance consistent with the Restructuring Support Agreement (and the consent rights thereunder), and the Confirmation Order shall have become a Final Order;

11.     the New A/R Facility shall be in place;

12.     the New HoldCo Equity shall have been issued by New HoldCo as contemplated by the Restructuring Support Agreement;

13.    the New TopCo Equity shall have been issued by New TopCo as contemplated by the Restructuring Support Agreement;

14.    the Convertible B Exit Notes shall have been issued as contemplated by the Restructuring Support Agreement;

15.     the Take Back Term Loans shall have been issued as contemplated by the Restructuring Support Agreement;

16.    the Company Parties shall have entered into the commercial agreement with the Strategic Investor in form and substance consistent with the Commercial Term Sheet;

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17.     if the Litigation Proceeds Condition has not been met, the Convertible A Exit Notes, the Exit Term Loans, and the Litigation CVRs shall have been issued pursuant to the Plan and the Convertible A Exit Notes Documents, the Exit Term Loans Documents, or the documentation evidencing the Litigation CVRs, as applicable;

18.     if the Litigation Proceeds Condition has not been met, the Litigation Trust Agreement shall have been executed, the Litigation Trust shall have been established pursuant to the Litigation Trust Agreement, and all Litigation Trust Assets shall have been contributed to, and shall have vested in, the Litigation Trust;

19.      all accrued and unpaid reasonable and documented fees and expenses of each Notes Trustee and Agent shall have been paid in full in Cash;

20.     to the extent not otherwise addressed herein, all actions, documents, and agreements necessary to implement and consummate the Restructuring Transactions shall have been effected and executed, and shall be in form and substance consistent with the Restructuring Support Agreement (and the consent rights thereunder);

21.      all conditions denominated “Closing Conditions” in the Plan shall have been satisfied, waived, or satisfied contemporaneously with the occurrence of the Plan Effective Date; and

22.     the Company Parties shall have otherwise substantially consummated the Restructuring Transactions, and all transactions contemplated herein, in a manner consistent in all respects with the Restructuring Support Agreement and the Plan.

Waiver of Conditions Precedent to the Plan Effective Date	The Conditions Precedent to the Plan Effective Date may not be waived without the express prior written consent (which may be via email of counsel) of each of the Debtors, the Required DIP Commitment Parties, the Strategic Investor and, (i) solely with respect to conditions that require the consent or agreement of the Required First Lien Creditors or relate to distributions owed to the First Lien Creditors or the First Lien Group or their advisors (in each case, solely with respect to the First Lien Claims), the Required Consenting First Lien Creditors, and (ii) solely with respect to conditions that require the consent or agreement of the UCC or relate to distributions owed to holders of Go-Forward Trade Claims or General Unsecured Claims, the UCC, which waiver shall be effective without notice, leave, or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate the Plan.

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TERM	DEFINITION
Administrative Claim	A Claim for costs and expenses of administration of the Chapter 11 Cases pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(c)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date until and including the Plan Effective Date of preserving the Estates and operating the Debtors’ businesses; (b) Allowed professional fee Claims; and (c) all fees and charges assessed against the Estates pursuant to section 1930 of chapter 123 of title 28 of the United States Code.
Affiliate	As defined in the Restructuring Support Agreement.
Agent	As defined in the Restructuring Support Agreement.
Agreement Effective Date	As defined in the Restructuring Support Agreement.
Allowed	As to a Claim or an Interest, a Claim or an Interest allowed under the Plan, under the Bankruptcy Code, or by a Final Order, as applicable. For the avoidance of doubt, (a) there is no requirement to File a Proof of Claim (or move the Bankruptcy Court for allowance) to be an Allowed Claim under the Plan, and (b) the Debtors may affirmatively determine to deem unimpaired Claims Allowed to the same extent such Claims would be allowed under applicable nonbankruptcy law. “Allow,” “Allowing,” and “Allowance” shall have correlative meanings.
Avoidance Actions	Any and all actual or potential Claims and Causes of Action to avoid a transfer of property or an obligation incurred by the Debtors and any recovery, subordination, or other remedies that may be brought by and on behalf of the Debtors and their Estates arising under chapter 5 of the Bankruptcy Code, including actions or remedies under sections 502, 510, 542, 543, 544, 545, 547, 548, 549, 550, 551, 553(b), and 724(a) of the Bankruptcy Code or under similar or related state, federal, or foreign statutes and common law, including fraudulent transfer laws.
Awards	As defined in this Restructuring Term Sheet.
Bankruptcy Code	As defined in the Restructuring Support Agreement.
Bankruptcy Court	As defined in the Restructuring Support Agreement.
Bankruptcy Rules	As defined in the Restructuring Support Agreement.
Business Day	As defined in the Restructuring Support Agreement.
Capitalized DIP Interest	As defined in this Restructuring Term Sheet.
Cash	Legal tender of the United States of America.
Cash Collateral Order	As defined in the Restructuring Support Agreement.

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TERM	DEFINITION
Causes of Action	Any claims, interests, damages, remedies, causes of action, demands, rights, actions, controversies, proceedings, suits, obligations, liabilities, accounts, defenses, offsets, powers, privileges, licenses, Liens, indemnities, guaranties, and franchises of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, secured or unsecured, asserted or assertable, directly or derivatively, matured or unmatured, suspected or unsuspected, whether arising before, on, or after the Petition Date, in contract, tort, law, equity, or otherwise. Causes of Action also include: (a) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by law or in equity; (b) the right to object to or otherwise contest Claims or Interests; (c) claims pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) such claims and defenses as fraud, mistake, duress, and usury, and any other defenses set forth in section 558 of the Bankruptcy Code; and (e) any Avoidance Actions.
Chapter 11 Cases	As defined in this Restructuring Term Sheet.
Claim	As defined in the Restructuring Support Agreement.
Class A Interests	Means, if the Litigation Proceeds Condition is not met, non-certificated beneficial interests in the Litigation Trust to be distributed on a pro rata basis to holders of First Lien Claims on the Plan Effective Date as set forth herein and in the Litigation Trust Agreement, which shall entitle such holders to receive their pro rata share of the Class A Litigation Proceeds, up to the First Lien Claims Cap.
Class A Litigation Proceeds	15% of the Litigation Proceeds to be distributed to Holders of First Lien Claims and Holders of Litigation Trust Class A Interests (if applicable), in each case, until such Holders have received total distributions equal to the amount of the First Lien Claims Cap, after which any overage will be deemed Class B Litigation Proceeds.
Class B Interests	Means, if the Litigation Proceeds Condition is not met, non-certificated beneficial interests in the Litigation Trust to be distributed on a pro rata basis to holders of Junior Funded Debt Claims on the Plan Effective Date as set forth herein and in the Litigation Trust Agreement, which shall entitle such holders to receive their pro rata share of the Class B Litigation Proceeds.
Class B Litigation Proceeds	5% of the Litigation Proceeds, which percentage will be increased by any overages contemplated in the definitions of Class A Litigation Proceeds and Class C Litigation Proceeds herein..
Class C Interests	Means, if the Litigation Proceeds Condition is not met, non-certificated beneficial interests in the Litigation Trust to be distributed to LitigationCo on the Plan Effective Date as set forth herein and in the Litigation Trust Agreement, which shall entitle LitigationCo to receive the Class C Litigation Proceeds.

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TERM	DEFINITION
Class C Litigation Proceeds	80% of the Litigation Proceeds to be distributed to Holders of (a) if the Litigation Proceeds Condition is met, the DIP Claims (1) until $210 million in principal and all Capitalized DIP Interest has been satisfied in full plus (2) $45 million on account of the Litigation CVR Proceeds or (b) if the Litigation Proceeds Condition is not met, the Convertible A Exit Notes, the Exit Term Loans, and the Litigation CVRs until such Convertible A Exit Notes, the Exit Term Loans, and the Litigation CVRs have been paid in full in Cash (or are otherwise converted, as applicable), after which any overage will be deemed Class B Litigation Proceeds.
Commercial Term Sheet	As defined in the Restructuring Support Agreement.
Company Parties	As defined in this Restructuring Term Sheet.
Conditions Precedent to the Plan Effective Date	As defined in this Restructuring Term Sheet.
Confirmation Order	As defined in the Restructuring Support Agreement.
Consenting Creditors	As defined in the Restructuring Support Agreement.
Consenting First Lien Lenders	As defined in the Restructuring Support Agreement.
Consenting Parties	As defined in the Restructuring Support Agreement.
Consenting Unsecured Creditors	As defined in the Restructuring Support Agreement.
Consummation	The occurrence of the Plan Effective Date.
Convertible A Exit Notes	The notes issued on the terms and conditions set forth in the term sheet attached hereto as Exhibit 2.
Convertible B Exit Notes	The notes issued on the terms and conditions set forth in the Convertible B Commitment Letter and the term sheet attached hereto as Exhibit 4.
Convertible Notes	Means, collectively, the Convertible A Exit Notes (if any) and the Convertible B Exit Notes.
Cooperation Agreement	As defined in the Restructuring Support Agreement.
Credit Agreements	As defined in the Restructuring Support Agreement.
Debtor Releases	As defined in this Restructuring Term Sheet.
Debtors	The Company Parties that commenced the Chapter 11 Cases.
Definitive Documents	As defined in the Restructuring Support Agreement.

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TERM	DEFINITION
DIP Commitment Letter	As defined in this Restructuring Term Sheet.
DIP Commitment Parties	As defined in this Restructuring Term Sheet.
DIP Commitment Party Investment Option	Means the option for the Initial DIP Commitment Parties to invest up to $50 million in New TopCo (which investment will then be invested by New TopCo in New HoldCo), based on a $500 million equity valuation for New HoldCo, which option may be exercised by the Initial DIP Commitment Parties on or before the nine-month anniversary of the Plan Effective Date.
DIP Credit Agreement	The credit agreement evidencing the DIP Facility, substantially in the form of the DIP Credit Agreement filed in the Chapter 11 Cases at Docket No. 1695-1.
DIP Documentation	The DIP Credit Agreement, the DIP Commitment Letter, and all other agreements, documents, and instruments (including any amendments, restatements, supplements, or modifications of any of the foregoing) related to or evidencing the DIP Loans issued pursuant to the DIP Credit Agreement, as such documents may be amended, supplemented, or otherwise modified from time to time in accordance with their terms
DIP Facility	As defined in this Restructuring Term Sheet.
DIP Lenders	As defined in this Restructuring Term Sheet.
DIP Loans	As defined in the Restructuring Support Agreement.
DIP MOIC Equity	As defined in this Restructuring Term Sheet.
DIP Order	As defined in this Restructuring Term Sheet.
DIP Premium Equity	As defined in this Restructuring Term Sheet.
Disclosure Statement	As defined in the Restructuring Support Agreement.
Disclosure Statement Order	As defined in the Restructuring Support Agreement.
DSG	Diamond Sports Group, LLC
Entity	As defined in the Restructuring Support Agreement.
Estate	The estate of any Debtor created under sections 301 and 541 of the Bankruptcy Code upon the commencement of the applicable Debtor’s Chapter 11 Case.
Exculpated Parties	Means: (a) each Debtor and (b) the UCC and each of its members.

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TERM	DEFINITION
Exit Term Loans	The loans entered into on the terms and conditions set forth in the term sheet attached hereto as Exhibit 3.
Existing Equity Interest	As defined in the Restructuring Support Agreement.
File, Filed, or Filing	File, filed, or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.
Final Order	An order or judgment of the Bankruptcy Court, or court of competent jurisdiction with respect to the subject matter that has not been reversed, stayed, modified, or amended, as entered on the docket in any Chapter 11 Case or the docket of any court of competent jurisdiction, and as to which the time to appeal, or seek certiorari or move for a new trial, reargument, or rehearing has expired and no appeal or petition for certiorari or other proceedings for a new trial, reargument, or rehearing has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be timely Filed has been withdrawn or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought or the new trial, reargument, or rehearing will have been denied, resulted in no stay pending appeal of such order, or has otherwise been dismissed with prejudice; provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be Filed with respect to such order will not preclude such order from being a Final Order.
First Lien Claims	As defined in this Restructuring Term Sheet.
First Lien Claims Cap	As defined in this Restructuring Term Sheet.
First Lien Credit Agreement	As defined in the Restructuring Support Agreement.
First Lien Group	As defined in the Restructuring Support Agreement.
First Lien Paydown	As defined in this Restructuring Term Sheet.
First Lien Term Loan Lenders	The lenders party to the First Lien Credit Agreement from time to time.
First Lien Term Loans	As defined in the Restructuring Support Agreement.

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TERM	DEFINITION
General Unsecured Claim	Any unsecured claim against a Debtor that is not (i) an Administrative Claim, (ii) a Priority Tax Claim, (iii) an Other Secured Claim, (iv) an Other Priority Claim, (v) a First Lien Claim, (vi) a Second Lien Revolving Loan Claim, (vii) a Second Lien Term Loan Claim, (viii) a Second Lien Notes Claim, (ix) a Third Lien Term Loan Claim, (x) a Third Lien Notes Claim, (xi) an Unsecured Notes Claims, (xii) a Go-Forward Trade Claim, (xiii) an Intercompany Claim, or (xiv) any claim arising under section 510(b) of the Bankruptcy Code.
Go-Forward Trade Claim	Means any prepetition unsecured claim against a Debtor held by a trade claimant that provides, or will provide, goods and services necessary to the operation of the Debtors’ and Reorganized Debtors’ business, as determined by the Debtors (in consultation with the Required DIP Commitment Parties and the Strategic Investor), and which trade claimant will continue to do business with the Reorganized Debtors after the Plan Effective Date; provided that such trade claimants will be consistent with the schedule provided by the Debtors to the UCC Advisors on February 21, 2024, and no trade claimant will be removed from such schedule without the reasonable consent of the UCC.
Governmental Unit	As defined in section 101(27) of the Bankruptcy Code.
GUC Allocation	Means the allocation of the Unsecured Claim Cash Distribution among, (i) in the reorganization contemplated by the Restructuring Support Agreement (as may be amended, modified, or supplemented in accordance with its terms), holders of General Unsecured Claims, and (ii) in an orderly wind down or liquidation of the Debtors, holders of General Unsecured Claims and Go-Forward Trade Claims, which allocation will be determined by the UCC in consultation with the Debtors and subject to the reasonable consent of the Debtors (not to be unreasonably withheld, conditioned, or delayed).
Holdings	Diamond Sports Intermediate Holdings LLC
Initial DIP Commitment Parties	As defined in the DIP Commitment Letter.
Intercompany Claim	Any Claim against a Company Party held by another Company Party.
Intercompany Interest	Any Interest in a Company Party held by another Company Party.
Interest	Collectively, the shares (or any class thereof), common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profits interests of any Company Party, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into, or which are exercisable or exchangeable for, the shares (or any class thereof), common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Company Party (in each case whether or not arising under or in connection with any employment agreement).
Investment Options	Collectively, the DIP Commitment Party Investment Option and the Strategic Investor Investment Option

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TERM	DEFINITION
Junior Creditor Equity Distribution	10% of the New TopCo Equity that is issued and outstanding on the Plan Effective Date, which will be issued to holders of Class 4 Claims on the Plan Effective Date, subject to dilution by the Convertible A Exit Notes and the DIP Commitment Party Investment Option.
Junior Funded Debt Claims	As defined in this Restructuring Term Sheet.
Lien	As defined in section 101(37) of the Bankruptcy Code.
Litigation CVR Proceeds	$45 million in Cash from the Class C Litigation Proceeds.
Litigation CVRs	As defined in this Restructuring Term Sheet.
Litigation Proceeds	Means the net proceeds of the Sinclair-Related Litigations, which, if the Litigation Proceeds Condition is met, shall be (a) $495 million in Cash plus (b) Cash in the aggregate amount of Sinclair Settlement Extension Payments (if any) paid pursuant to the Sinclair Settlement Order.
Litigation Proceeds Condition	Means the occurrence of the Sinclair Release Effective Date on or prior to the Plan Effective Date.
Litigation Trust	As defined in this Restructuring Term Sheet.
Litigation Trust Agreement	As defined in this Restructuring Term Sheet.
Litigation Trust Assets	If the Litigation Proceeds Condition is not met, collectively: (a) the rights of the Debtors in the Sinclair-Related Litigations and the Sinclair Settlement (other than the deposit from the Sinclair Settlement (if any) and any Sinclair Settlement Extension Payments (if any), in each case, if received prior to the Plan Effective Date and distributed as set forth in this Restructuring Term Sheet) and (b) the Litigation Trust Funding Amount.
Litigation Trust Funding Amount	As defined in this Restructuring Term Sheet.
Litigation Trustee	As defined in this Restructuring Term Sheet.
Management Incentive Plan	As defined in this Restructuring Term Sheet.
Management Services Agreement	Means that certain Management Services Agreement, dated as of August 23, 2019, by and between Sinclair Television Group, Inc. and DSG, as modified by that certain Letter Agreement, dated as of March 1, 2022, by and between Sinclair Television Group, Inc. and DSG, as may be amended from time to time, including by that certain amendment, dated as of March 1, 2022, by and between Sinclair Television Group, Inc. and DSG, extending the initial term of the Management Services Agreement.

32

TERM	DEFINITION
Marquee Acquisition Right	Means, if the Sinclair Release Effective Date occurs and subject to any restrictions under applicable law, Sinclair Parent’s right to cause another party to acquire the Marquee Interests pursuant to the Sinclair Settlement Order, which right must be exercised by no later than the six-month anniversary of the Plan Effective Date.
Marquee Interests	As defined in this Restructuring Term Sheet.
MVPD	Multichannel video programming distributor or virtual multichannel video programming distributor.
MIP Pool	As defined in this Restructuring Term Sheet.
New A/R Facility	As defined in this Restructuring Term Sheet.
New A/R Facility Credit Agreement	As defined in this Restructuring Term Sheet.
New A/R Facility Documents	Collectively, the New A/R Facility Credit Agreement and any related agreements, documents, and instruments delivered or entered into in connection with the New A/R Facility, including any purchase and sale agreements, deposit account control agreements, back-up servicing agreements, new limited liability company agreements, and other documents related to or executed in connection therewith, which shall be in form and substance reasonably acceptable to the Company Parties and the Required Consenting Parties.
New Board	The board of managers of New HoldCo.
New Equity	Collectively, the New HoldCo Equity and the New TopCo Equity.
New HoldCo	As defined in this Restructuring Term Sheet.
New HoldCo Equity	As defined in this Restructuring Term Sheet.
New Intermediate HoldCo	As defined in this Restructuring Term Sheet.
New Lower-Tier HoldCo	As defined in this Restructuring Term Sheet.

33

TERM	DEFINITION
New Organizational Documents	The organizational and governance documents for the Reorganized Debtors (including New HoldCo and New TopCo), including, without limitation, certificates of incorporation, certificates of formation or certificates of limited partnership (or equivalent organizational documents), bylaws, limited liability company agreements or partnership agreements (or equivalent governing documents), as applicable, in any such case which shall be consistent with the Restructuring Support Agreement and otherwise in form and substance reasonably acceptable to the Required DIP Commitment Parties and the Strategic Investor, and with the reasonable consent of the Company Parties (which shall not be unreasonably withheld, conditioned, or delayed).
New TopCo	As defined in this Restructuring Term Sheet.
New TopCo Equity	As defined in this Restructuring Term Sheet.
Non-Released Party	If the Litigation Proceeds Condition is not met: (a) any Sinclair Party or any Sinclair-Related Litigations Defendant; (b) each such Sinclair Party’s or Sinclair-Related Litigations Defendant’s current and former Affiliates (other than DSG and its direct and indirect subsidiaries); and (c) each such Sinclair Party’s or Sinclair-Related Litigations Defendant’s and their current and former Affiliates’ (other than DSG and its direct and indirect subsidiaries) current and former members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such.
Notes Indentures	As defined in the Restructuring Support Agreement.
Notes Trustees	As defined in the Restructuring Support Agreement.
Other Priority Claim	Any Claim other than an Administrative Claim or a Priority Tax Claim entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.
Other Secured Claim	Any secured claim that is not a First Lien Claim, a Second Lien Revolving Loan Claim, a Second Lien Term Loan Claim, a Second Lien Notes Claim, a Third Lien Term Loan Claim, or a Third Lien Notes Claim.
Party or Parties	As defined in the Restructuring Support Agreement.
Person	As defined in the Restructuring Support Agreement.
Petition Date	As defined in the Restructuring Support Agreement.
Plan	As defined in the Restructuring Support Agreement.
Plan Effective Date	As defined in the Restructuring Support Agreement.

34

TERM	DEFINITION
Plan Supplement	As defined in the Restructuring Support Agreement.
Preference Actions	Any and all Causes of Action which any of the Debtors or the Estates have asserted or may assert under section 547 of the Bankruptcy Code or any state law equivalent or, to the extent such Causes of Action arise solely in connection with claims under section 547 of the Bankruptcy Code, section 550 of the Bankruptcy Code.
Preference Waiver	As defined in this Restructuring Term Sheet.
Prior Restructuring Support Agreement	Means that certain restructuring support agreement by and among the Company Parties and certain creditors, dated as of March 14, 2023, a copy of which is filed in the Chapter 11 Cases at Docket No. 26-2, as amended, modified, or supplemented from time to time in accordance with its terms.
Priority Tax Claims	Any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.
Proof of Claim	A proof of claim Filed against any of the Debtors in the Chapter 11 Cases by the applicable bar date as established by the Bankruptcy Court.
Reinstatement or Reinstated	With respect to Claims and Interests, that the Claim or Interest shall be rendered unimpaired in accordance with section 1124 of the Bankruptcy Code.

35

TERM	DEFINITION
Released Party	Means, collectively, and in each case in its capacity as such: (a) each Debtor and Reorganized Debtor; (b) the Consenting Parties; (c) the Notes Trustees; (d) the Agents; (e) the UCC and each of its members; (f) if the Sinclair Release Effective Date occurs, the Sinclair-Related Litigations Defendants; and (g) with respect to each Person or Entity listed or described in any of the foregoing (a) through (f), each such Person’s or Entity’s current and former Affiliates, and each such Person’s or Entity’s and their current and former Affiliates’ current and former members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such; provided that the following Persons and Entities shall not be Released Parties: (i) a Person or Entity that either (A) elects to opt out of the releases contained in the Plan or (B) timely Files with the Bankruptcy Court on the docket of the Chapter 11 Cases an objection to the releases contained in the Plan that is not resolved before entry of the Confirmation Order; or (ii) other than (A) non-Debtor Diamond Sports Finance SPV, LLC, (B) any Debtor that is a member or equity holder (regardless of whether such interests are held directly or indirectly) in a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, and (C) any members, directors, managers, officers, employees, or agents appointed by any Debtor at a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, any other Person or Entity affiliated with a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date and any non-Debtor Affiliates thereof; provided further that, notwithstanding anything to the contrary set forth herein, if the Sinclair Release Effective Date does not occur, the Released Parties shall not include the Non-Released Parties.
Releasing Party	Means, collectively, and in each case in its capacity as such: (a) each Debtor and Reorganized Debtor; (b) the Consenting Parties; (c) all holders of Claims (except as set forth in the proviso herein); (d) the Notes Trustees; (e) the Agents; (f) if the Sinclair Release Effective Date occurs, the Sinclair-Related Litigations Defendants; and (g) with respect to each Person or Entity listed or described in any of the foregoing (a) through (f), each such Person’s or Entity’s current and former Affiliates, and each such Person’s or Entity’s and their current and former Affiliates’ current and former members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such; provided that the following Persons and Entities shall not be Releasing Parties: (i) a Person or Entity that either (A) elects to opt out of the releases contained in the Plan or (B) timely Files with the Bankruptcy Court on the docket of the Chapter 11 Cases an objection to the releases contained in the Plan that is not resolved before entry of the Confirmation Order; or (ii) other than (A) non-Debtor Diamond Sports Finance SPV, LLC, (B) any Debtor that is a member or equity holder (regardless of whether such interests are held directly or indirectly) in a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, and (C) any members, directors, managers, officers, employees, or agents appointed by any Debtor at a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date, any other Person or Entity affiliated with a non-Debtor Entity in which any Debtor held an Interest as of the Petition Date and any non-Debtor Affiliates thereof; provided further that, notwithstanding anything to the contrary set forth herein, if the Sinclair Release Effective Date does not occur, the Releasing Parties shall not include the Non-Released Parties.

36

TERM	DEFINITION
Reorganized Debtor	Any Debtor, as reorganized pursuant to and under the Plan, including any successor thereto or any entity established to acquire, directly or indirectly, all or a portion of the assets of Holdings and/or its direct and indirect subsidiaries.
Required Consenting First Lien Creditors	As defined in the Restructuring Support Agreement.
Required Consenting Parties	As defined in the Restructuring Support Agreement.
Required Consenting Unsecured Creditors	As defined in the Restructuring Support Agreement.
Required DIP Commitment Parties	As defined in the Restructuring Support Agreement.
Restructuring Support Agreement	As defined in this Restructuring Term Sheet.
Restructuring Transactions	As defined in the Restructuring Support Agreement.
Second Lien Claims	As defined in this Restructuring Term Sheet.
Second Lien Credit Agreement	As defined in the Restructuring Support Agreement.
Second Lien Noteholders	The holders of Second Lien Notes from time to time.
Second Lien Notes	As defined in the Restructuring Support Agreement.
Second Lien Notes Claims	As defined in this Restructuring Term Sheet.
Second Lien Notes Indenture	As defined in the Restructuring Support Agreement.
Second Lien Revolving Credit Facility	The credit facility under the Second Lien Credit Agreement that provides for the extension of Second Lien Revolving Loans to the borrower thereunder.
Second Lien Revolving Loan Claims	As defined in this Restructuring Term Sheet.
Second Lien Revolving Loan Lenders	The lenders party to the Second Lien Credit Agreement from time to time that hold Second Lien Revolving Loans.
Second Lien Revolving Loans	As defined in the Restructuring Support Agreement.

37

TERM	DEFINITION
Second Lien Term Loan Claims	As defined in this Restructuring Term Sheet.
Second Lien Term Loan Lenders	The lenders party to the Second Lien Credit Agreement from time to time that hold Second Lien Term Loans.
Second Lien Term Loans	As defined in the Restructuring Support Agreement.
Sinclair-Related Litigations	Collectively (a) Adversary Proceeding Case No. 23-03134 against Sinclair Broadcast Group, Inc., Sinclair Television Group, Inc., Diamond Sports TopCo LLC, Diamond Sports Intermediate Holdings LLC, Diamond Sports Intermediate Holdings A LLC, Diamond Sports Holdings LLC, David Smith, Christopher Ripley, Lucy Rutishauser, Scott Shapiro, and Bally’s Corporation (and any other defendants that may later be added), (b) Adversary Proceeding Case No. 23-03135 against JP Morgan Chase Funding Inc., and JP Morgan Chase & Co. (and any other defendants that may later be added), (c) any other litigation commenced by the Debtors against Sinclair Parties, and (d) any other litigation commenced by the Debtors against non-Sinclair Parties arising out of, or otherwise relating to, the same transactions or occurrences that are the subject of clauses (a) through (c) of this definition.
Sinclair-Related Litigations Defendant	Means, any Sinclair Party or any other Person or Entity that is or may be a defendant in any Sinclair-Related Litigations.
Sinclair Parent	Sinclair, Inc., a Maryland corporation.
Sinclair Parties	Collectively, Sinclair Parent and its Affiliates that are not Company Parties (or direct or indirect subsidiaries of Company Parties).
Sinclair Release Effective Date	Means the date on which the Debtors have received $495 million in Cash (excluding the receipt of any Sinclair Settlement Extension Payments, which payments are in addition to such $495 million Cash payment) pursuant to the Sinclair Settlement Order, which date must occur on or prior to the Sinclair Settlement Outside Date.
Sinclair Settlement	As defined in the Restructuring Support Agreement.
Sinclair Settlement Extension Payments	Means $6 million in non-refundable Cash payments to the Debtors for each 15-day extension to the Sinclair Settlement Outside Date paid to the Debtors in accordance with the Sinclair Settlement Order, which payments will not exceed $24 million in the aggregate.
Sinclair Settlement Order	Means an order of the Bankruptcy Court approving the terms of the Sinclair Settlement, substantially in the form of the proposed order filed in the Chapter 11 Cases at Docket No. 1658-2.

38

TERM	DEFINITION
Sinclair Settlement Outside Date	Means 60 calendar days following the date on which the Sinclair Settlement Order is entered by the Bankruptcy Court, as such date may be extended in exchange for Sinclair Settlement Extension Payments pursuant to the terms of the Sinclair Settlement Order, which date may not be extended beyond the date that is 120 calendar days following the date on which the Sinclair Settlement Order is entered by the Bankruptcy Court.
Sports Leagues	Collectively, Major League Baseball, the National Basketball Association, the National Hockey League, and the teams in such leagues.
Strategic Investor Investment Option	Means the option for the Strategic Investor to invest up to $50 million in New HoldCo, based on a $500 million equity valuation for New HoldCo, which option may be exercised by the Strategic Investor on or before the nine-month anniversary of the Plan Effective Date pursuant to the terms of the Convertible B Exit Notes Commitment Letter.
Take Back Term Loans	As defined in this Restructuring Term Sheet.
Take Back Term Loans Term Sheet	As defined in this Restructuring Term Sheet.
Take Back Exit Facility	As defined in this Restructuring Term Sheet.
Third Lien Claims	As defined in this Restructuring Term Sheet.
Third Lien Credit Agreement	As defined in the Restructuring Support Agreement.
Third Lien Noteholders	The holders of Third Lien Notes from time to time.
Third Lien Notes	As defined in the Restructuring Support Agreement.
Third Lien Notes Claims	As defined in this Restructuring Term Sheet.
Third Lien Notes Indenture	As defined in the Restructuring Support Agreement.
Third Lien Term Loan Claims	As defined in this Restructuring Term Sheet.
Third Lien Term Loan Lenders	The lenders party to the Third Lien Credit Agreement from time to time.
Third Lien Term Loans	As defined in the Restructuring Support Agreement.
Third-Party Release	As defined in this Restructuring Term Sheet.

39

TERM	DEFINITION
Transaction Expenses	As defined in the Restructuring Support Agreement.
UCC	As defined in the Restructuring Support Agreement.
UCC Settlement	As defined in the Restructuring Support Agreement.
Unsecured Claim Cash Distribution	Means, either: (i) in the reorganization contemplated by the Restructuring Support Agreement (as may be amended, modified, or supplemented in accordance with its terms), Cash in an amount equal to the lesser of (a) a dollar amount equal to a 6% Cash recovery on an aggregate basis to all holders of General Unsecured Claims and (b) $13 million; or (ii) in an orderly wind down or liquidation of the Debtors, Cash in an amount equal to the lesser of (a) a dollar amount equal to a 6% Cash recovery on an aggregate basis to all holders of General Unsecured Claims and Go-Forward Trade Claims and (b) $13 million.
Unsecured Claims Reserve	As defined in the DIP Order.
Unsecured Noteholders	The holders of Unsecured Notes from time to time.
Unsecured Notes	As defined in the Restructuring Support Agreement.
Unsecured Notes Claims	As defined in this Restructuring Term Sheet.
Unsecured Notes Indenture	As defined in the Restructuring Support Agreement.
YES Interests	As defined in this Restructuring Term Sheet.

40

Exhibit 1

DIP Commitment Letter

EXECUTION VERSION

January 16, 2024

Diamond Sports Group, LLC

2960 Post Road

Southport, CT 06890

Attention: David Preschlack

Email: [***]

DIP FACILITY COMMITMENT LETTER

SUBORDINATED SECURED SUPER-PRIORITY
DEBTOR-IN-POSSESSION TERM LOAN FACILITY

Ladies and Gentlemen:

We understand that Diamond Sports Group, LLC, a Delaware limited liability company (the “Company”) and certain of the Company’s direct and indirect subsidiaries (such subsidiaries, the “Guarantors” and, together with the Company, collectively, the “Company Parties”, “Debtors” and “you”), have filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) (such petitions, collectively, the “Chapter 11 Cases”). In connection with the Chapter 11 Cases, each DIP Commitment Party (as defined below) is pleased to inform you of its several but not joint commitment to provide (where applicable, in such entity’s capacity as investment advisor or manager with respect to certain managed accounts or funds and/or one or more affiliates designated by such entities) to the Debtors, as debtors and debtors-in-possession during the Chapter 11 Cases, in each case, on the terms, and subject to the conditions set forth in Section 1 of this letter agreement (together with the Term Loan DIP Facility Term Sheet attached hereto as Annex I (together with all attachments thereto, the “DIP Term Sheet”) and all other annexes, schedules, exhibits or attachments hereto, collectively, this “DIP Commitment Letter”) the principal amount set forth opposite such DIP Commitment Party’s name on Schedule I under the heading “Commitment Amount” (as such schedule may be updated in accordance with the terms hereof) hereto (each such amount, a “Commitment Amount”) of a subordinated secured super-priority debtor-in-possession term loan facility (the “DIP Facility”) in an aggregate principal amount of $450,000,000 (“DIP Commitment”), as set forth in the DIP Term Sheet.

Capitalized terms used in this DIP Commitment Letter but not defined herein shall have the meanings given to them in the DIP Term Sheet. For the purposes of this DIP Commitment Letter, the term (i) “Initial DIP Commitment Party” means each of the financial institutions and other entities named on Schedule I hereto (where applicable, in such entity’s capacity as investment advisor or manager with respect to certain managed accounts or funds and/or one or more affiliates designated by such entities) as of the date hereof, and “DIP Commitment Parties”, “we” or “us” is a collective reference to the Initial DIP Commitment Parties and any Additional DIP Commitment Parties (as defined below) that become party to this agreement in accordance with Section 2 hereof and (ii) “Transactions” means, collectively, the entering into and funding of the DIP Facility and all transactions in connection therewith (including, without limitation, the payment of any related premiums, fees, costs and expenses (including professional fees)).

The Company’s obligations in respect of the DIP Facility shall be guaranteed by the Guarantors, and the Debtors’ obligations in respect of the DIP Facility shall constitute super-priority claims under section 364(c)(1) of the Bankruptcy Code against each of the Debtors, on a joint and several basis, with seniority over certain other claims asserted against the Debtors, and be entitled to security interests under sections 364(c)(2), (c)(3) and (d)(1) of the Bankruptcy Code in all DIP Collateral, in each case, subject to the relative priorities more fully described in the DIP Term Sheet.

The Debtors agree that (i) an institution acceptable to the Initial DIP Commitment Parties, in consultation with the Debtors, will act as the administrative agent in respect of the DIP Facility and (ii) such administrative agent will act as the collateral agent in respect of the DIP Facility (in such capacities, together with their successors and permitted assigns, in such capacities, the “DIP Agent”) on the terms and subject to the conditions set forth in this DIP Commitment Letter and the DIP Term Sheet.

1.         Conditions Precedent. The commitments of each DIP Commitment Party with respect to the DIP Facility and the availability and funding of the DIP Facility are in all respects subject to the satisfaction (or waiver by the Required DIP Commitment Parties (as defined below), in their sole discretion) of only the applicable conditions precedent set forth in the section of the DIP Term Sheet entitled “Conditions Precedent to Closing”.

2.         Additional DIP Commitment Parties; DIP Election Process.  Following execution of this DIP Commitment Letter, additional parties may, solely with the consent of Initial DIP Commitment Parties holding a majority of the DIP Commitments on the date of this DIP Commitment Letter (the “Majority Initial DIP Commitment Parties”), become party to this DIP Commitment Letter as commitment parties (such parties, “Additional DIP Commitment Parties”) and be allocated a portion of the DIP Commitments and the Commitment Premium hereunder (such allocation of DIP Commitments and the Commitment Premium, an “Additional DIP Commitment Party Allocation”) as determined by the Majority Commitment Parties. Each Additional DIP Commitment Party Allocation shall reduce the DIP Commitments of, and Commitment Premium payable to, each of the Initial DIP Commitments Parties on a pro rata basis (such reduction in DIP Commitments (pro rata based on the amount of the DIP Commitments) and Commitment Premium (pro rata based on the amount of the Commitment Premium) a “Pro Rata Reduction”); provided, that, in no event shall Pro Rata Reductions, in the aggregate, (i) cause the DIP Commitments of any Initial DIP Commitment Party to be reduced by more than 15% from the amounts set forth in Schedule I on the date hereof or (ii) cause Commitment Premium payable to any Initial DIP Commitment Party to be reduced by more than 5% from the amounts set forth in Schedule I on the date hereof, in each case except to the extent such Pro Rata Reduction is agreed to by such Initial DIP Commitment Party; and provided, further that, any Initial DIP Commitment Party may agree to a reduction of its DIP Commitments and/or Commitment Premium on a greater than pro rata basis in connection with an Additional DIP Commitment Party Allocation. To join this DIP Commitment Letter, any Additional DIP Commitment Party shall execute and deliver to counsel to the Debtors and counsel to the Initial DIP Commitment Parties, on a timely basis (i) a joinder to this DIP Commitment Letter in a form acceptable to the Majority Initial DIP Commitment Parties; (ii) if such Additional DIP Commitment Party is not already a party to the Restructuring Support Agreement, a Joinder (or similar term defined therein) thereto; and (iii) a completed accredited investor questionnaire confirming that such party is an “accredited investor” (as defined by Rule 501 of the Securities Act) (the foregoing clauses (i)-(iii), collectively, the “Additional DIP Party Documents”). Promptly following receipt of the Additional DIP Party Documents, the Crossover Group Advisors (as defined below) shall calculate the Commitment Amount and Commitment Premium of each of the DIP Commitment Parties, and promptly thereafter shall (x) update Schedule I attached hereto to (1) reflect the names of the Additional DIP Commitment Parties, (2) update the Commitment Amounts for the Additional DIP Commitment Parties and the Initial DIP Commitment Parties and (3) update the amount of the Commitment Premium payable to each of the Additional DIP Commitment Parties and the Initial DIP Commitment Parties and (y) notify each DIP Commitment Party of its Commitment Amount and portion of the Commitment Premium.  All questions concerning the completeness, execution and delivery (including the timeliness of delivery) of any documentation in connection with the joinder of the Additional DIP Commitment Parties will be determined jointly between the Company Parties and the Initial DIP Commitment Parties.

Following the filing of the motion to approve the DIP Facility, the Debtors and the DIP Commitment Parties shall coordinate with respect to the syndication of the DIP Facility to holders of Second Lien Claims and Unsecured Funded Debt Claims in the manner and in the amounts determined in accordance with DIP election procedures acceptable to the Required DIP Commitment Parties, with the reasonable consent of the Debtors (the “DIP Election Procedures”, and the syndication of DIP Commitments and the DIP Facility pursuant thereto, the “DIP Facility Syndication”; and the lenders that are not DIP Commitment Parties electing to participate in such DIP Facility Syndication, the “DIP Election Lenders”); provided, that any DIP Election Lender that elects to participate in the DIP Facility Syndication shall become a party to the Restructuring Support Agreement prior to, or concurrently with, its election to participate in the DIP Facility Syndication. Notwithstanding the foregoing, in connection with the DIP Facility Syndication, no DIP Commitment Party shall be relieved, released or novated from its commitments and obligations hereunder (including its obligation with respect to the funding under the DIP Facility on the Closing Date) until after the initial funding of the DIP Facility has occurred on the Closing Date in accordance with the terms hereof; provided that, so long as the DIP Election Lenders have funded their allocated portion of the DIP Facility after giving effect to the DIP Facility Syndication, the amounts the DIP Commitment Parties are required to fund under the DIP Facility shall be reduced on a pro rata basis to the extent of such amounts so funded by the DIP Election Lenders.

Each of the parties hereto hereby agree that the Commitment Premium and the other obligations to the DIP Commitment Parties under this DIP Commitment Letter shall constitute part of the DIP Obligations and shall be subject to the DIP Subordination Annex in all respects.

3.         Information; Representations and Warranties; Covenants. Each Company Party represents and warrants that (i) all written information that has been, or will hereafter be, made available to the DIP Agent or any DIP Commitment Party or their financial or legal advisors by or on behalf of the Company Parties or any of your representatives in connection with the Transactions (other than the Projections (as defined below) and information of a general economic or industry nature, the “Information”), when taken as a whole, is and will be complete and correct in all material respects as of the time provided and does not and will not contain any untrue statement of a material fact known at the time such Information was provided or omit to state a then-known material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made, and (ii) all written financial projections, if any, that have been or will be prepared by or on behalf of the Company Parties or any of their respective representatives and made available to the DIP Agent or any DIP Commitment Party or their financial or legal advisors in connection with the Transactions contemplated hereby (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions at the time made and at the time the related Projections are made available to such parties (it being understood that (i) Projections are not to be viewed as certain, (ii) such Projections are subject to significant uncertainties and contingencies, many of which are beyond the Company Parties’ control, (iii) no assurance can be given that the Projections will be realized and (iv) actual results may differ and such differences may be material). If at any time from the date hereof until the effectiveness of the DIP Documents, you become aware that any of the representations and warranties in the preceding sentence would be materially incorrect if the Information or Projections were then being furnished, and such representations and warranties were then being made, at such time, then the Company Parties will promptly supplement, or cause to be promptly supplemented, the Information and the Projections so that such representations and warranties contained in this paragraph will be correct in all material respects at such time. In issuing this DIP Commitment Letter and in arranging and providing the DIP Facility, the DIP Agent and the DIP Commitment Parties will be entitled to use, and to rely on the accuracy of, the Information and Projections furnished to them by or on behalf of the Company Parties and their respective affiliates, agents or representatives without responsibility for independent verification thereof.

4.         Indemnification. The Debtors agree, jointly and severally, and irrespective of the occurrence of the Closing Date, to indemnify and hold harmless the DIP Agent and each DIP Commitment Party, in each case, in such capacities, and each of their respective affiliates, and each of their and their affiliates’ respective officers, directors, employees, agents, advisors, legal counsel, consultants, representatives, controlling persons, members and successors and permitted assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, expenses (including, without limitation, reasonable and documented out-of-pocket fees and disbursements of one counsel for all Indemnified Persons taken as a whole and, if reasonably necessary, a single local counsel for all Indemnified Persons taken as a whole in each relevant jurisdiction (which may be a single local counsel acting in multiple jurisdictions) and, solely in the case of any actual or perceived conflict of interest between Indemnified Persons where the Indemnified Persons affected by such conflict inform you of such conflict, one additional counsel and one additional local counsel in each relevant jurisdiction to each group of affected Indemnified Persons similarly situated, taken as a whole) and liabilities (including any actions or other proceedings commenced or threatened in respect thereof), joint or several, that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any action, investigation, litigation or proceeding or the preparation or conduct of a defense in connection therewith (whether or not such Indemnified Person is a party to any such action, investigation, litigation or proceeding)), in each case, arising out of, in connection with or related to this DIP Commitment Letter (including the DIP Term Sheet), the DIP Documents, the Transactions or any other transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the DIP Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from (i) such Indemnified Person’s gross negligence or willful misconduct or (ii) a material breach of the obligations of such Indemnified Person under this DIP Commitment Letter. The Debtors further agree to reimburse each Indemnified Person promptly upon (but in any event within 10 calendar days of) demand for all legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to any such investigation, litigation or proceeding to which the indemnity in this paragraph applies (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein). In the case of any such investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective, whether or not such investigation, litigation or proceeding is brought by any Company Party, any securityholder or creditor of any Company Party, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not the Transactions or any other transactions contemplated hereby are consummated.

No Indemnified Person shall be liable for any damages arising from the use by others of any information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent such damages have resulted from (in each case as finally determined by a court of competent jurisdiction in a final and non-appealable judgment) the willful misconduct or gross negligence of such Indemnified person. Neither any Indemnified Person, nor other party hereto shall have any liability, for special, indirect, consequential or punitive damages in connection with, or as a result of this DIP Commitment Letter or the Transactions; provided that this sentence shall not limit your indemnification obligations set forth in the immediately preceding paragraph.

The Debtors further agree that, without the prior written consent of an Indemnified Person, the Company Parties will not enter into any settlement of any such investigation, litigation or other proceeding to which the indemnity in this Section 4 applies unless such settlement (i) includes an express and unconditional release of such Indemnified Person from the party bringing such lawsuit, claim or other proceeding of such Indemnified Person from liability and claims that are the subject matter of such proceedings and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such Indemnified Person.

5.         Commitment Premium; Costs and Expenses. In consideration for the Company Parties’ right to cause the DIP Commitment Parties to make advances under the DIP Facility, the Company Parties shall pay a non-refundable premium to each DIP Commitment Party (or its designee) in the amount set forth opposite such DIP Commitment Party’s name on Schedule I hereto under the heading “Commitment Premium” (the “Commitment Premium”), which shall be fully earned upon execution of this DIP Commitment Letter and be due and payable in U.S. dollars in immediately available funds on the Maturity Date of the DIP Facility; provided, however, that the Commitment Premium shall be paid in full on the date that this DIP Commitment Letter terminates or the date on which the Company Parties determine not to borrow the DIP Commitments. As set forth above, in connection with the addition of Additional DIP Commitment Parties to this DIP Commitment Letter, the Commitment Premium payable to each of the Initial DIP Commitment Parties will be updated as reflected on a revised Schedule I attached hereto. For the avoidance of doubt, the Commitment Premiums of the Initial DIP Commitment Parties will not be adjusted in connection with the DIP Facility Syndication. The Commitment Premium, once paid, is nonrefundable and not creditable against any other payments to be made in connection with the Transactions or any other transactions contemplated by this DIP Commitment Letter or otherwise. Notwithstanding anything to the contrary contained herein, solely to the extent an Acceptable Plan

(as defined in the DIP Term Sheet) is consummated in accordance with the terms of the Restructuring Support Agreement, the DIP Commitment Parties hereby agree that the Debtors may pay the Commitment Premium in the form and manner set forth such Acceptable Plan; provided, however than the receipt by any DIP Commitment Party of securities shall be subject to reasonable documentation to be delivered by such DIP Commitment Party to the Debtors.

The Company Parties, the Initial DIP Commitment Parties and the Additional DIP Commitment Parties, as applicable, shall treat the Commitment Premium, for U.S. federal income tax purposes, as resulting in “original issue discount” on the advances made and/or as a payment for an option or series of options to cause the Initial DIP Commitment Parties or the Additional DIP Commitment Parties to make advances under the DIP Facility, and not in either case as a payment for services, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended.  The Commitment Premium shall be paid free and clear of, and without deduction for, any and all present or future applicable taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, except as otherwise required by law (but with appropriate gross-up for taxes to the extent provided in the DIP Documents).  Without limiting the foregoing, the obligation of the Debtors to pay the Commitment Premium shall be absolute and unconditional and shall not be subject to reduction by way of setoff or counterclaim or otherwise (except to the extent provided in the DIP Documents). Without limiting the foregoing, the Commitment Premium shall not in any way be subject to any challenge, contest, attack, rejection, offset, recoupment, defense, subordination (whether contractual, equitable or otherwise), recharacterization, avoidance, disallowance, impairment, disgorgement, or any other claim, counterclaim or cause of action of any kind or nature whatsoever, whether under the Bankruptcy Code, applicable non-bankruptcy law or otherwise, by any person or entity.

The Company Parties shall jointly and severally pay all reasonable and documented fees and out-of-pocket costs, expenses and disbursements of the Initial DIP Commitment Parties incurred up to the date of termination of this DIP Commitment Letter, including, without limitation, all reasonable and documented fees and out-of-pocket costs, expenses and disbursements of the following: (i) Paul Hastings LLP, as counsel to certain of the DIP Commitment Parties, (ii) PJT Partners, as financial advisor to certain of the DIP Commitment Parties, and (iii) such other professional advisors hired by the Initial DIP Commitment Parties subject to the consent of the Company, which consent shall not be unreasonably withheld or delayed (clauses (i) through (iii), the “Crossover Group Advisors”), in each case, in connection with the DIP Facility and the preparation, negotiation, execution and delivery of this DIP Commitment Letter, the DIP Documents, the Final DIP Order, the administration of the DIP Facility and the Chapter 11 Cases, including, without limitation, (1) all due diligence, syndication, transportation, computer, duplication, messenger, audit, insurance, appraisal, valuation and consultant costs and expenses, and all search, filing and recording fees, incurred or sustained by the DIP Agent and the Initial DIP Commitment Parties in connection therewith, (2) the enforcement of any rights and remedies hereunder, (3) commencing, defending or intervening in any litigation or in filing a petition, complaint, answer, motion or other pleadings in any legal proceeding arising out of, in connection with or related to the DIP Facility, the DIP Obligations, the DIP Documents, the Final DIP Order, the Transactions or any other transactions contemplated hereby or thereby, and (4) taking any other action in or with respect to any suit or proceeding (bankruptcy or otherwise) described in clauses (1) through (3) above. Except as may otherwise be provided in the Final DIP Order, the Company Parties shall promptly pay all fees and out-of-pocket costs, expenses and disbursements of the DIP Agent and the Initial DIP Commitment Parties required by this paragraph promptly after demand is made therefor from any of the DIP Agent or the Initial DIP Commitment Parties (and no later than 10 calendar days after such demand, which shall be inclusive of, and run concurrent with, any fee review period that may be set forth in the Final DIP Order).

6.         Confidentiality. By accepting delivery of this DIP Commitment Letter, each Company Party agrees that the existence, contents and terms of this DIP Commitment Letter (including the DIP Term Sheet) are confidential and are solely for its confidential use in connection with the transactions contemplated hereby and that, without the prior written consent of the DIP Commitment Parties, neither the existence, nor the terms and contents hereof and thereof shall be disclosed by it to any person or entity (whether legal or other entity), other than affiliates of the Company Parties and the Company and its affiliates’ officers, directors, employees, agents, representatives, equity-holders, accountants, attorneys and other advisors of the Debtors, and then only on a confidential basis in connection with the transactions contemplated hereby. Notwithstanding the foregoing, the Company Parties may disclose this DIP Commitment Letter (including, for the avoidance of doubt, the DIP Term Sheet) (i) as compelled in a judicial or administrative proceeding or as otherwise required by applicable law (in which case the Company Parties agree to provide prompt written notice thereof to the DIP Commitment Parties, to the extent legally permitted to do so), (ii) in filings with the Bankruptcy Court presiding over the Chapter 11 Cases (provided that the commitment schedule attached hereto and any information concerning the amount of any pre-petition claims or interests (if any) held by any of the DIP Commitment Parties (other than the aggregate amount of the Commitment Premium of all DIP Commitment Parties) shall not be publicly disclosed without the prior written consent of each affected DIP Commitment Party or unless otherwise ordered by the Bankruptcy Court) and (iii) in any suit or legal action or proceeding relating to the Company Parties’ exercise of any rights or remedies hereunder (in which case the Company Parties agree to provide prompt written notice thereof to the DIP Commitment Parties and to limit disclosure to relevant proceedings and court filings relating thereto), it being understood and agreed that this clause (iii) shall not permit any disclosure in the context of any marketing or press materials or other form of general public release.

7.         No Third Party Reliance, Etc. The agreements of the DIP Commitment Parties hereunder and of any DIP Lender that issues a commitment to provide financing under the DIP Facility are made solely for the benefit of the Company Parties and may not be relied upon or enforced by any other person or entity; provided, however, that the DIP Agent is a third party beneficiary of the agreements of the DIP Commitment Parties in this DIP Commitment Letter and of the provisions of Sections 3 and 4 hereof and shall be entitled to enforce such agreements and provisions.

8.         Sharing Information; Absence of Fiduciary Relationship. You acknowledge that the DIP Agent, each DIP Commitment Party and/or one or more of their affiliates may conduct business with, have connection with, and/or provide financing, equity capital or other services (including financial advisory services) to parties whose interests may conflict with the interests of the Company Parties. None of the DIP Agent, any DIP Commitment Party, or any of their affiliates will use in connection with the Transactions, or furnish to the Debtors, confidential information that the DIP Agent, such DIP Commitment Party or any of their affiliates obtained or may obtain from any other person.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you, on the one hand, and the DIP Agent and/or any of the DIP Commitment Parties, on the other hand, has been or will be created in respect of any of the Transactions or any other transactions contemplated by this DIP Commitment Letter or the DIP Term Sheet, irrespective of whether the DIP Commitment Parties or their respective affiliates have advised or are advising you on other matters, and (b) you will not bring or otherwise assert any claim against the DIP Agent or any of the DIP Commitment Parties for breach of fiduciary duty or alleged breach of fiduciary duty, and further agree that none of the DIP Agent and DIP Commitment Parties shall have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person or entity asserting a fiduciary duty claim on behalf of or in right of the Company Parties, including the Company Parties’ stockholders, employees or creditors.

You further acknowledge that each of the DIP Agent and the DIP Commitment Parties and their respective affiliates (collectively, the “DIP Secured Parties”) may be a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, any of the DIP Secured Parties may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you and your subsidiaries and other companies with which you or your subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by any of the DIP Secured Parties, or any of its/their customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion. Accordingly, there may be situations where one or more of the DIP Secured Parties and/or their clients either now have or may in the future have interests, or take actions, that may conflict with the Company Parties’ interests. For example, the DIP Secured Parties may, in the ordinary course of business, engage in trading in financial products or undertake other investment businesses for their own account or on behalf of other clients, including without limitation, trading in or holding long, short or derivative positions in securities, loans or other financial products of the Company Parties or its affiliates or other entities connected with the DIP Facility or the transactions contemplated hereby.

9.         Commitment Termination. This DIP Commitment Letter and each DIP Commitment Party’s commitments and undertakings set forth in this DIP Commitment Letter will terminate and expire automatically on the earliest to occur of:

(a)         11:59 p.m., New York City time, on January 16, 2024 (as such time may be extended with the prior written consent of the Initial DIP Commitment Parties and the Company) unless by such time each of the Company Parties and each of the Initial DIP Commitment Parties executes and delivers this DIP Commitment Letter;

(b)         11:59 p.m., New York City time, on the date that is five business days following the execution of this DIP Commitment Letter (as such time may be extended with the prior written consent of the Required DIP Commitment Parties and the Company) unless by such time the Company Parties have filed a motion with the Bankruptcy Court seeking approval of the Final DIP Order (the “DIP Motion”);

(c)         11:59 p.m., New York City time, on the date that is 30 days after the initial filing of the DIP Motion (as such time may be extended with the prior written consent of the Required DIP Commitment Parties and the Company) unless by such time the Final DIP Order has been entered by the Bankruptcy Court;

(d)         the Closing Date, or the date that is three business days after the date of entry of the Final DIP Order if the Closing Date shall not have occurred by such date;

(e)         the earliest date on which any issuance, placement, incurrence or funding of debt, loans, securities or other financing (including equity financings) by any of the Company Parties with third parties outside the ordinary course of business (other than the DIP Facility) is consummated; or

(f)         the filing by any Debtor of any motion or request in the Chapter 11 Cases or in any other legal proceeding seeking, or the entry by the Bankruptcy Court of, an order (i) directing the appointment of a chapter 11 trustee, a responsible officer or an examiner (other than a fee examiner) with enlarged powers (beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code), (ii) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code or (iii) dismissing the Chapter 11 Cases.

10.         Assignments; Designations.

(a)         This DIP Commitment Letter may not be assigned by any Company Party to any other person or entity without the prior written consent of each DIP Commitment Party, and any attempted assignment without such consent shall be void. Subject in all respects to the rights of the DIP Commitment Parties under Section 10(b) and (c), the DIP Commitment Parties may not assign this DIP Commitment Letter, directly or indirectly (by operation of law or otherwise), without the prior written consent of the Required DIP Commitment Parties (other than, for the avoidance of doubt, the reallocation of the Commitment Amounts and Commitment Premiums expressly contemplated herein). Any attempted or purported assignment in contravention of this Section 10 shall be null and void and of no force or effect.

(b)         Each DIP Commitment Party’s obligations to fund all or any portion of its DIP Commitment set forth in this DIP Commitment Letter and any of its rights and obligations herein may be assigned by such DIP Commitment Party (i) to one or more of its affiliates or funds or accounts that are managed, advised or sub-advised by such DIP Commitment Party or its affiliates (each, a “Related Purchaser”), (ii) to any other DIP Commitment Party, and (iii) solely with the prior written consent of the Company, such consent not to be unreasonably withheld or delayed, to any other person or entity; provided, however, that if any such assignee is not a party to the Restructuring Support Agreement, such party must execute a joinder to the Restructuring Support Agreement. Any assignment shall be evidenced by an assignment agreement in form and substance reasonably satisfactory to such assigning DIP Commitment Party and the Company, executed by each of the assignor and the assignee, which shall be delivered to the Company, shall state the aggregate principal amount of the DIP Commitment so assigned. The Company shall maintain a copy of each assignment agreement delivered to it and a register for the recordation of the names of each DIP Commitment Party or other person that has an obligation to fund all or a portion of the DIP Commitment or is entitled to a Commitment Premium and the amount of the applicable commitments of, and Commitment Premium (to the extent not pro rata based on commitments) with respect to, each such DIP Commitment Party or other person pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error.

(c)         Each DIP Commitment Party shall have the right to designate by written notice to the Company prior to any applicable Closing Date that some or all of its DIP Commitment shall be funded by one or more Related Purchasers, which notice of designation may be delivered via email (it being understood such notice shall not relieve such DIP Commitment Party of its commitments hereunder).

11.         Investment Option. If an Acceptable Plan (as defined in the DIP Term Sheet) is consummated in accordance with the terms of the Restructuring Support Agreement, the Initial DIP Commitment Parties shall be entitled to receive an option to purchase common stock of New TopCo (as defined in the Restructuring Support Agreement) on the terms set forth in the Restructuring Support Agreement (the “Investment Option”). The terms of the Investment Option shall be more fully set forth in the Acceptable Plan or related documents (which may be included in the plan supplement for the Acceptable Plan, and the Investment Option shall (a) be available to the Initial DIP Commitment Parties in the amount set forth opposite such Initial DIP Commitment Party’s name on Schedule I hereto under the heading “Investment Option Amount”; (b) be exercisable by the holders thereof on or before the nine month anniversary of the effective date of the Acceptable Plan, (c) contain customary “soak up” rights if each of the Initial DIP Commitment Parties do not exercise such rights in full, and (d) contain other terms (including in the documents governing the Investment Option) in form and substance acceptable to the Required DIP Commitment Parties; provided, however that the receipt by any DIP Commitment Party of securities shall be subject to reasonable documentation to be delivered by such DIP Commitment Party to the Debtors, including a completed accredited investor questionnaire confirming that such party is an “accredited investor” (as defined by Rule 501 of the Securities Act).

12.         Amendments. This DIP Commitment Letter may not be amended or any provision hereof waived or modified except by written agreement signed by Initial DIP Commitment Parties whose aggregate DIP Commitments constitute more than sixty six and two thirds percent (66.67%) of the aggregate DIP Commitments of all Initial DIP Commitment Parties (the “Required DIP Commitment Parties”) (which amendment, waiver or modification may be effected via email); provided, however that any amendment or modification to this DIP Commitment Letter that would have the effect of changing the Commitment Amount, the Commitment Premium or Investment Option of any DIP Commitment Party (other than as provided in Section 2 hereof) shall require the prior written consent of such DIP Commitment Party.

13.         Governing Law; Waiver of Jury Trial; Jurisdiction. This DIP Commitment Letter, and the rights and obligations of the parties hereunder and thereunder and any claim, controversy or dispute arising under or in connection herewith or therewith shall be governed by, and construed in accordance with, the laws of the State of New York. Each party hereto irrevocably waives, to the fullest extent permitted by law, all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this DIP Commitment Letter or the Transactions or the actions of the parties hereto in the negotiation, performance or enforcement hereof. By its execution and delivery of this DIP Commitment Letter, each of the parties hereby irrevocably and unconditionally agrees that the Bankruptcy Court shall have exclusive jurisdiction with respect to any matter under or arising out of or in connection with this DIP Commitment Letter; provided, that the parties acknowledge and agree that any appeals from the Bankruptcy Court may have to be heard by a court other than the Bankruptcy Court.

14.         Counterparts. This DIP Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same DIP Commitment Letter. Delivery of an executed counterpart of a signature page to this DIP Commitment Letter by electronic transmission (e.g., “pdf”) shall be as effective as delivery of a manually executed counterpart of this DIP Commitment Letter.

15.         Entire Agreement. This DIP Commitment Letter sets forth the entire agreement among the parties with respect to the matters addressed herein and therein and supersedes all prior communications, written or oral, with respect hereto.

16.         Termination. You may terminate this DIP Commitment Letter upon written notice to the DIP Agent and the DIP Commitment Parties at any time; provided, that the provisions of Section 3, Section 4, Section 5, Section 6, Section 7, the second paragraph of Section 8, Section 12, Section 13 and this Section 16 of this DIP Commitment Letter shall survive the expiration and termination of this DIP Commitment Letter unless, with respect to each such provision, such provision shall be superseded by a comparable provision in the DIP Documents.

17.         PATRIOT Act Notification. The DIP Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), the DIP Commitment Parties and each DIP Lender is required to obtain, verify and record information that identifies the issuer and each guarantor under the DIP Facility, which information includes the name, address, tax identification number and other information regarding the issuer and each guarantor that will allow the DIP Commitment Parties or such DIP Lender to identify the issuer and each guarantor in accordance with the PATRIOT Act and is effective as to each DIP Commitment Party and each DIP Lender.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this DIP Commitment Letter and returning them to the DIP Commitment Parties.

The DIP Commitment Parties are pleased to have been given the opportunity to assist you in connection with this financing.

[Remainder of Page Intentionally Left Blank]

[DIP Commitment Party signature pages on file with the Company Parties]

Accepted and agreed to as of the date first written above:

Diamond Sports Group, LLC

By:	/s/ David F. DeVoe, Jr.
Name:	David F. DeVoe, Jr.
Title:	Chief Financial Officer

[Company Signature Page to the DIP Commitment Letter]

Schedule I

Commitment Parties and Allocations

DIP Commitment Party	Commitment Amount	Commitment Premium	Investment Option Amount

Total	$450,000,000	$67,500,000	$50,000,000

Annex I

DIP Term Sheet

[See attached]

Diamond Sports Group, LLC

Term Loan DIP Facility Term Sheet

This term sheet (together with all annexes, exhibits and schedules attached hereto, this “DIP Term Sheet”) sets forth certain material terms of the proposed DIP Facility (as defined below). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the DIP Facility Commitment Letter, dated as of January 16, 2024 (together with all annexes, exhibits and schedules attached thereto, in each case, as amended, supplemented or modified in accordance with its terms, the “DIP Commitment Letter”), to which this DIP Term Sheet is attached.

Borrower	Diamond Sports Group, LLC, a Delaware limited liability company (the “Borrower”), in its capacity as a debtor and debtor-in-possession.
Guarantors	Each of the Borrower’s direct and indirect subsidiaries that are debtors in the Chapter 11 Cases (as defined in the Restructuring Support Agreement (as defined below)), each in their respective capacities as debtors and debtors-in-possession (the “Guarantors” and, together with the Borrower, the “Debtors”).
Administrative Agent and Collateral Agent	The administrative agent and the collateral agent for the DIP Lenders (as defined below) with respect to the DIP Facility (in such capacities, the “DIP Agent”) shall be a financial institution selected by the Initial DIP Commitment Parties (as defined in the DIP Commitment Letter).
DIP Lenders

Such financial institutions or entities who become party to the DIP Credit Agreement (as defined below) in accordance with its terms shall be lenders (each a “DIP Lender”, and collectively, the “DIP Lenders”).

Following the filing of the motion to approve the DIP Facility, all holders of Second Lien Claims and Unsecured Funded Debt Claims that execute the Restructuring Support Agreement by and among the Debtors, certain creditors of the Debtors, and a strategic investor (the “Restructuring Support Agreement”) will have the opportunity to become DIP Lenders pursuant to syndication procedures acceptable to the Required DIP Commitment Parties (as defined in the DIP Commitment Letter) in consultation with the Borrower (the “DIP Syndication”).

Final DIP Order

The order approving the DIP Facility on a final basis (the “Final DIP Order”), which shall be in form and substance, and upon terms and conditions, acceptable in all respects to the Borrower, the Required DIP Commitment Parties and the Majority 1L Lenders (as defined in the Final Cash Collateral Order (as defined below)), and subject to the following paragraph, shall authorize and approve, among other matters, (i) the Debtors’ entry into the DIP Documents (as defined below), (ii) the making of the DIP Loans (as defined below), (iii) the granting of the super-priority claims and liens against the Debtors and their assets, which claims and liens shall be subject to the priorities set forth in Annex I attached hereto and subject in all cases to the Carve-Out and the DIP Subordination Annex (as defined below), in accordance with the DIP Documents, respectively, with respect to the DIP Collateral (as defined below); (iv) the continued use of cash collateral contingent upon the payment in full in cash of the First Lien Paydown on the terms set forth herein, and (v) the granting of adequate protection.

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From and after the date of entry thereof, the Final DIP Order shall supersede the Corrected Final Order (I) Authorizing Debtors to Use Cash Collateral; (II) Granting Adequate Protection to Prepetition Secured Parties; (III) Modifying Automatic Stay; and (IV) Granting Related Relief [Dkt. No. 572] (the “Final Cash Collateral Order”); provided, however, that (x) the Final DIP Order shall modify the Final Cash Collateral Order solely to the extent necessary to implement the DIP Facility (as defined below) and the transactions contemplated by the Restructuring Support Agreement and (y) all adequate protection, other protections, waivers, releases and all stipulation, adequate protection, waivers, releases and other protections granted to the Prepetition First Lien Secured Parties (as defined in the Final Cash Collateral Order) under the Final Cash Collateral Order shall be incorporated into the Final DIP Order without any modification or amendment unless otherwise agreed by the Majority 1L Lenders.
Type and Amount of the DIP Facility

Subordinated secured super-priority debtor-in-possession term loan facility (the “DIP Facility”) in an aggregate principal amount of commitments of $450 million (the “DIP Commitments”), pursuant to which the DIP Lenders shall provide new money term loans (the “DIP Loans”) in a single borrowing on the Closing Date.

DIP Loans that are repaid or prepaid may not be reborrowed.

Use of Proceeds	Solely in accordance with and subject to the credit agreement governing the terms of the DIP Facility (the “DIP Credit Agreement”, and together with all security and collateral agreements related thereto, the “DIP Documents”), the proceeds of DIP Facility may be used only (1) for the First Lien Paydown (as defined below); (2) to pay costs and expenses associated with the Chapter 11 Cases; and (3) for general working capital purposes, in each case, in accordance with and subject to the DIP Documents and the Final DIP Order (including the budget approved for variance testing), subject to permitted variances.
Closing Date	The date of the satisfaction (or waiver) of each of the conditions precedent to the DIP Loans after entry of the Final DIP Order (the “Closing Date”).
Maturity

The DIP Loans will mature on the earliest to occur of (the “Maturity Date”):

(i)        November 30, 2024;

(ii)      the effective date of a chapter 11 plan of any of the Debtors, which has been confirmed by an order entered by the Bankruptcy Court (as defined in the Restructuring Support Agreement) in any of the Chapter 11 Cases;

(iii)      dismissal of any of the Chapter 11 Cases or conversion of any of the Chapter 11 Cases into a case under Chapter 7 of the Bankruptcy Code, in each case with respect to a Significant Subsidiary (to be defined);

(iv)      the acceleration of the DIP Loans and the termination of the DIP Commitments; and

(v)      the closing of a sale of all or substantially all assets or equity of the Debtors (other than to another Debtor).

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The DIP Documents shall provide that repayment of the DIP Loans may be subject to alternative treatment under an Acceptable Plan and in accordance with the terms of the Restructuring Support Agreement.
Amortization	None.
Interest	10.0% per annum, comprised of (i) 5.0% per annum payable monthly in cash and (ii) 5.0% per annum payable in kind, compounded monthly (“PIK Interest”). Default Interest: 2.0% per annum.
Premiums

Commitment Premium: 15% of the total DIP Commitments, payable to the DIP Commitment Parties on the terms set forth in the DIP Commitment Letter, which shall be fully earned upon the execution of the Commitment Letter and payable upon the maturity (including upon an acceleration) of the DIP Facility (the “Commitment Premium”). The Commitment Premium shall constitute part of the DIP Obligations, shall be secured by the DIP Collateral and shall be payable on a pari passu basis with the DIP Loans.

MOIC: an amount equal to 0.4 multiplied by the total principal amount of DIP Loans to be paid or repaid, less the aggregate amount received by the DIP Lenders in cash on account of payments of cash interest on the DIP Loans (excluding default interest), payable to each DIP Lender upon any repayment or on the Maturity Date (the “DIP MOIC”). The DIP MOIC shall constitute part of the DIP Obligations, shall be secured by the DIP Collateral and shall be payable on a “last-out” basis after satisfaction of all other DIP Obligations.

Mandatory Prepayments	Mandatory prepayments of the DIP Loans shall be required in an amount equal to 100% of net cash proceeds from (i) the issuance of post-petition indebtedness not permitted by the DIP Credit Agreement, (ii) the issuance of any equity of the Borrower or any subsidiary thereof, (iii) any event of loss or condemnation of Unencumbered Property (iv) any sale of assets of any of the Debtors or their subsidiaries (other than asset sales in the ordinary course of business) that constitutes Unencumbered Property, in each case, subject to the Documentation Principles (as defined below) and the DIP MOIC; provided, however, that no mandatory prepayments shall be required prior to the payment in full in cash of all outstanding Prepetition First Lien Indebtedness, subject to the First Lien Claims Cap.
Voluntary Prepayments	Permitted, in whole or in part, subject to limitations as to minimum amounts of prepayments and the DIP MOIC; provided, however, that no voluntary prepayments may be made on the DIP Loans prior to the payment in full in cash of all outstanding Prepetition First Lien Indebtedness, subject to the First Lien Claims Cap.

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Segregated Account	100% of the proceeds received by the Debtors from the any settlement, judgment or other disposition of any Sinclair-Related Litigation, or the sale or other disposition of the Debtors’ interests in Red Seam Holdings LLC or Marquee Sports Network, LLC shall be held in a segregated account of the Debtors.
Collateral and Priority	As security for the prompt payment and performance of DIP Loans due under the DIP Facility, including, without limitation, all principal, interest, premiums, payments, fees, costs, expenses, indemnities or other amounts (collectively, the “DIP Obligations”), effective as of the Closing Date, the DIP Agent, for the benefit of itself and the DIP Lenders, shall be granted automatically and properly perfected liens and security interests (“DIP Liens”) in all assets and properties of each of the Debtors and their bankruptcy estates, whether tangible or intangible, real, personal or mixed, wherever located, whether now owned or consigned by or to, or leased from or to, or hereafter acquired by, or arising in favor of the Debtors (including under any trade names, styles or derivations thereof), whether prior to or after the Closing Date, including, without limitation, all of the Debtors’ rights, title and interests in (1) all Prepetition Collateral (as defined in the Final Cash Collateral Order); (2) all money, cash and cash equivalents; (3) all funds in any deposit accounts, securities accounts, commodities accounts or other accounts (together with and all money, cash and cash equivalents, instruments and other property deposited therein or credited thereto from time to time); (4) all accounts and other receivables (including those generated by intercompany transactions); (5) all contracts and contract rights; (6) all instruments, documents and chattel paper; (7) all securities (whether or not marketable); (8) all goods, as-extracted collateral, furniture, machinery, equipment, inventory and fixtures; (9) all real property interests; (10) all interests in leaseholds, (11) all franchise rights; (12) all patents, tradenames, trademarks, copyrights, licenses and all other intellectual property; (13) all general intangibles, tax or other refunds, or insurance proceeds; (14) all equity interests, capital stock, limited liability company interests, partnership interests and financial assets; (15) all investment property; (16) all supporting obligations; (17) all letters of credit and letter of credit rights; (18) all commercial tort claims; (19) the proceeds of or property recovered, whether by judgment, settlement or otherwise, from all claims and causes of action arising under Chapter 5 of the Bankruptcy Code (“Avoidance Action Proceeds”); (20) all books and records (including, without limitation, customers lists, credit files, computer programs, printouts and other computer materials and records); (21) to the extent not covered by the foregoing, all other goods, assets or properties of the Debtors, whether tangible, intangible, real, personal or mixed; and (22) all products, offspring, profits, and proceeds of each of the foregoing and all accessions to, substitutions and replacements for, and rents, profits and products of, each of the foregoing, including any and all proceeds of any insurance (including any business interruption and property insurance), indemnity, warranty or guaranty payable to such Debtor from time to time with respect to any of the foregoing (collectively, the “DIP Collateral”); provided that the DIP Collateral does not include all claims and causes of action under sections 502(d), 544, 545, 547, 548, 549, and 550 of the Bankruptcy Code (collectively, the “Avoidance Actions”); provided further that DIP Collateral shall exclude other assets to be mutually agreed among the Borrower and the Required DIP Lenders, but shall include any and all proceeds and products of such excluded assets, unless such proceeds and products otherwise separately constitute excluded assets.

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Subject in all cases to the Carve-Out and the DIP Subordination Annex, the DIP Liens shall have the following priorities:

i.     Liens on Unencumbered Property. Pursuant to Section 364(c)(2) of the Bankruptcy Code, the DIP Liens shall be valid, binding, continuing, enforceable, non-avoidable, fully and automatically perfected liens and security interests in all DIP Collateral that is not subject to Permitted Prior Liens (as defined below) (collectively, “Unencumbered Property”), including Avoidance Action Proceeds, which DIP Liens shall be subject to the priorities set forth on Annex I attached hereto. For the avoidance of doubt, Adequate Protection Liens (as defined in the Final Cash Collateral Order) granted under the Final Cash Collateral Order shall not be considered “Permitted Prior Liens” for the purposes of the Final DIP Order, and will not impact the determination as to whether any DIP Collateral is Unencumbered Property for the purposes of the Final DIP Order.

ii.    Priming DIP Liens and Liens Junior to Certain Other Liens. Pursuant to sections 364(c)(3) and 364(d) of the Bankruptcy Code, the DIP Liens shall be valid, binding, continuing, enforceable, non-avoidable, fully and automatically perfected in all DIP Collateral (other than as described in clause (i) above), which DIP Liens shall be subject to the priorities set forth in Annex I attached hereto.

Except to the extent expressly permitted hereunder, but in any event subject to the priorities set forth in Annex I attached hereto and the DIP Subordination Annex, the DIP Liens and the DIP Superpriority Claims (as defined below) (i) shall not be made subject to or pari passu with (A) any lien, security interest or claim heretofore or hereinafter granted in any of the Chapter 11 Cases or any successor cases, including any lien or security interest granted in favor of any federal, state, municipal or other governmental unit (including any regulatory body), commission, board or court for any liability of the Debtors, (B) any lien or security interest that is avoided or preserved for the benefit of the Debtors and their estates under section 551 of the Bankruptcy Code or otherwise, (C) any intercompany or affiliate claim, lien or security interest of the Debtors or their affiliates, or (D) any other lien, security interest or claim arising under section 363 or 364 of the Bankruptcy Code granted on or after the date hereof.

The term “Permitted Prior Liens” means any valid, enforceable and unavoidable liens (“Permitted Prior Liens”) that are (1) in existence on the Closing Date, (2) either properly perfected as of the Closing Date or perfected subsequent to the Petition Date under section 546(b) of the Bankruptcy Code and (3) senior in priority to the Prepetition First Liens (as defined in the Final Cash Collateral Order) either under the First Lien Credit Agreement or by operation of applicable non-bankruptcy law.

DIP Superpriority Claims	Subject to the Carve-Out, the priorities set forth in Annex I attached hereto and the DIP Subordination Annex, the DIP Obligations shall be allowed super-priority administrative expense claims under Section 364(c) of the Bankruptcy Code against each of the Debtors, on a joint and several basis, which claims shall have priority over any and all administrative expense claims against the Debtors

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and their estates, now existing or hereafter arising, including, without limitation, of the kinds specified in or ordered pursuant to sections 105, 328, 330, 331, 365, 503(a), 506(c), 507(a), 507(b), 546(c), 546(d), 1113 and 1114 of the Bankruptcy Code, with recourse against all DIP Collateral (the “DIP Superpriority Claims”).
Milestones

The Debtors shall comply with the following milestones:

1. Deadline for the Debtors to file a chapter 11 plan on terms acceptable to the Required DIP Lenders and reasonably acceptable to the Majority 1L Lenders (an “Acceptable Plan”)[1]: March 22, 2024.

2. Deadline for confirmation of an Acceptable Plan: June 30, 2024.

3. Deadline for consummation of an Acceptable Plan: August 31, 2024, which in the event that an Acceptable Plan has been confirmed, may be extended by the Borrower for up to sixty (60) days to the extent necessary to obtain regulatory approvals required for consummation of the Acceptable Plan (provided that the requests of applications for any such authorization, consent, regulatory approvals, rulings or documents are pending on August 31, 2024).

Documentation	The DIP Facility (including the terms and conditions applicable thereto) will be documented pursuant to and evidenced by (a) a DIP Credit Agreement, to be based on the First Lien Credit Agreement, negotiated in good faith and in form and substance acceptable to the Borrower and the Required DIP Commitment Parties and reasonably acceptable to the Majority 1L Lenders, which shall (i) reflect the terms set forth herein, (ii) reflect the terms of the Final DIP Order, and (iii) have usual and customary provisions for debtor-in-possession financings of this kind and provisions that are necessary to effectuate the financing contemplated hereby; (b) the Final DIP Order; and (c) as applicable, the related security agreements, pledge agreements, guarantees and other legal documentation or instruments as are, in each case, usual and customary for debtor-in-possession financings of this type and/or reasonably necessary to effectuate the financing contemplated hereby, as determined by the Debtors and the Required DIP Commitment Parties and reasonably acceptable to the Majority 1L Lenders (this paragraph, the “Documentation Principles”).
Representations and Warranties	The DIP Documents will contain usual and customary representations and warranties, subject to the Documentation Principles.
Cash Flow Reporting; Variance Reporting and Testing	The DIP Credit Agreement shall provide for cash flow and variance reporting. Variances against the approved budget shall be tested on a weekly basis for each Testing Period, commencing on the fifth full week after the Closing Date.[2] The Borrower shall not permit actual receipts of the Debtors and the Debtors’ majority owned joint venture subsidiaries (the “Reporting Parties”) to be less

[1]	For the avoidance of doubt, the chapter 11 plan contemplated by the Restructuring Support Agreement constitutes an Acceptable Plan.
[2]	“Testing Period” shall mean (i) initially, the first four week period after the Closing Date and (ii) thereafter each rolling four-week period.

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than 85% of budgeted receipts of the Reporting Parties for any four-week rolling period or actual disbursements of the Reporting Parties to exceed 115% of budgeted disbursements of the Reporting Parties for any four-week rolling period (such variance to exclude the disbursements excluded from the calculation of the variances under paragraph 3(d) of the Final Cash Collateral Order); provided, that the Borrower shall require consent from Required DIP Lenders and the Majority 1L Lenders for any amendments to any prior budget, or any future budget, with respect to which the variance covenant is tested; provided, further, that if the Required DIP Lenders agree to an updated budget and the Majority 1L Lenders do not agree as to whether the proposed budget constitutes an approved budget, the determination of the Required DIP Lenders shall prevail, and the Majority 1L Lenders shall have the right to object and seek relief from the Court before the new budget goes into effect by filing an emergency motion with the Court on at least two (2) business days’ notice (with the Debtors and the Required DIP Lenders consenting to such emergency hearing), provided further, however, that notwithstanding the foregoing, both a proposed budget and an approved budget shall include the professional fees and expenses of the First Lien Group (as defined in the Restructuring Support Agreement), subject to the reasonable objection rights to such fees and expenses as set forth in paragraph 29 of the Final Cash Collateral Order.

Every four weeks, the Borrower shall provide the DIP Lenders and the First Lien Group with an Informational Forecast (as defined in the Final Cash Collateral Order), to be delivered at the same time as the weekly variance report.

The Debtors are permitted to submit a proposed budget to the DIP Agent and the First Lien Group for approval by the Required DIP Lenders and the Majority 1L Lenders at any time, but in any event no later than 10 business days prior to the end of the existing approved budget period; provided that the current approved budget remains in effect until such time the proposed budget is approved.

Liquidity Covenant	The Borrower will not permit the Reporting Parties’ unrestricted cash and cash equivalents to be less than $75 million as of the last day of any week.
Affirmative and Negative Covenants	The DIP Documents will contain usual and customary affirmative and negative covenants for facilities of this type, subject to the Documentation Principles and other covenants agreed to by the Borrower and the Required DIP Commitment Parties; provided that (x) without limitation, the DIP Documents shall require compliance with all reporting requirements under Paragraph 4(g) of the Final Cash Collateral Order (as modified to require delivery of such reporting to the DIP Agent and/or the DIP Lenders and the First Lien Group); and (y) the DIP Credit Agreement shall not contain any financial maintenance covenants other than the liquidity and budget covenants set forth herein.
Conditions Precedent to Closing	The Closing Date under the DIP Facility, and the borrowing thereunder, shall be subject to customary conditions to closing for facilities of this type, including, without limitation, the following:

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(i)          the Bankruptcy Court shall have entered the Final DIP Order, and the Final DIP Order shall be in full force and effect and shall not have been vacated, reversed, modified, amended or stayed without the prior written consent of the Required DIP Lenders;

(ii)         the preparation, authorization and execution of the DIP Documents with respect to the DIP Facility, in form and substance consistent with this DIP Term Sheet and otherwise acceptable to the Debtors, the DIP Commitment Parties and the DIP Agent;

(iii)         the delivery of a 13-week cash flow projection in form and substance acceptable to the DIP Lenders, reflecting (i) the Debtors’ anticipated cash receipts and disbursements for each calendar week during the period from the week following the week in which the Closing Date occurs through and including the end of the thirteenth calendar week thereafter and (ii) a professional fee accrual budget with respect to the anticipated fees and expenses to be incurred by professionals retained by the Debtors, the Committee (as defined in the Final Cash Collateral Order), and other professionals during the thirteen week period;

(iv)         the delivery of (i) a secretary’s (or other officer’s) certificate of the Borrower and each of the other Debtors, dated as of the Closing Date and in such form as is customary for the jurisdiction in which the relevant Debtor is organized, with appropriate insertions and attachments; (ii) a customary closing officer’s certificate of the Borrower; (iii) a notice of borrowing for the DIP Loans and (iv) a customary legal opinion;

(v)          all applicable fees, costs and expenses (including, without limitation, the fees and expenses of the Lender Advisors (as defined below) and all other counsel, financial advisors and other professionals of the DIP Lenders and DIP Agent (whether incurred before or after the Closing Date) to the extent earned, due and owing, and including estimated fees and expenses through the Closing Date, in each case to the extent invoiced at least one business day prior to the Closing Date) shall have been paid out of the proceeds of the DIP Loans;

(vi)         the DIP Lenders shall have received from each of the Debtors, at least three business days prior to the Closing Date: (a) documentation and other information requested by any DIP Lender that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act and (b) if the Borrower qualifies as a “legal entity customer” under the beneficial ownership regulations, the DIP Lenders shall have received from the Borrower, at least one business day prior to the Closing Date, a beneficial ownership certification in relation to the Borrower;

(vii)        the DIP Agent shall have a fully perfected lien on the DIP Collateral to the extent required by the DIP Documents and the Final DIP Order, having the priorities set forth in the Final DIP Order;

(viii)       the Restructuring Support Agreement and the Convertible B Commitment Letter shall remain in full force and effect; and

(ix)         the Closing Date shall have occurred on or before the date that is three business days after the date of entry of the Final DIP Order.

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Events of Default

The DIP Documents will contain usual and customary events of default for facilities of this type (the “Events of Default”), but including, in any event, without limitation, (i) the Termination Events set forth in paragraph 8(a) through 8(q) of the Final Cash Collateral Order (with appropriate modifications to provide that any necessary consents are subject to the consent of the Required DIP Lenders and the Majority 1L Lenders) and (ii) other Events of Default consistent with the Documentation Principles. The existing Termination Events set forth in paragraph 8(a) through 8(q) of the Final Cash Collateral Order shall not be modified in any manner adverse to the Prepetition First Lien Lenders without the consent of the Majority 1L Lenders. The cash collateral termination events to be set forth in the Final DIP Order and the Events of Default set forth in the DIP Credit Agreement shall be substantially the same as each other, with conforming changes to be agreed by the Requisite DIP Commitment Parties and the Majority 1L Lenders.

Upon the occurrence and during the continuation of an Event of Default, subject to the DIP Subordination Annex, without further order from or application to the Bankruptcy Court, the automatic stay provisions of Section 362 of the Bankruptcy Code shall be vacated and modified to the extent necessary to permit (1) the First Lien Agent (as defined in the Final Cash Collateral Order), acting at the direction of the Majority 1L Lenders and/or (2) the DIP Agent, acting at the request of the Required DIP Lenders, as applicable, subject to the DIP Subordination Annex, to (A) deliver to the Borrower a notice declaring the occurrence of an Event of Default, (B) declare the termination, reduction, or restriction of the commitments under the DIP Facility, (C) declare the DIP Loans then outstanding to be due and payable, (D) declare the termination, reduction or restriction on the ability of the Debtors to use any cash collateral, (E) terminate the DIP Facility, (F) charge the default rate of interest under the DIP Facility, (G) freeze all monies in any deposit accounts of the Debtors, (H) exercise any and all rights of setoff, (I) exercise any right or remedy with respect to the DIP Collateral or the DIP Liens, or (J) take any other action or exercise any other right or remedy permitted under the DIP Documents, the Final DIP Order or applicable law; provided, however, that in the case of the enforcement of rights against the DIP Collateral pursuant to clauses (G) though (J) above, (i) the DIP Agent, acting at the request of the Required DIP Lenders, may file a motion seeking emergency from the relief from the automatic stay (a “Stay Relief Motion”), and the Debtors, the Committee and the DIP Lenders shall consent to an emergency hearing upon five days’ notice to the Debtors, the Committee and the U.S. Trustee (the “Remedies Notice Parties”) and (ii) following a determination on the Stay Relief Motion that a Termination Event has occurred, the Court may fashion an appropriate remedy at the hearing pursuant to the Stay Relief Motion providing that the automatic stay as to all of the DIP Secured Parties may be terminated and the DIP Secured Parties may be permitted to exercise all remedies set forth in the DIP Documents and as otherwise available at law or in equity); provided, further, that until such Stay Relief Motion has been adjudicated by the Court, the Debtors are permitted to use cash collateral and proceeds of the DIP Facility solely to fund expenses critically necessary to preserve the value of the Debtors’ businesses, as determined by the Required DIP Lenders

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The Final DIP Order shall include an annex containing payment subordination and intercreditor provisions, that, among other things, (i) include: (x) until the payment in full in cash of all outstanding Prepetition First Lien Indebtedness, subject to the First Lien Claims Cap, provisions relating to the exclusive enforcement of remedies by the First Lien Agent, (y) application of claim and collateral proceeds provisions, and (z) turnover provisions; and (ii) provide that (x) the First Lien Agent, acting at the direction of the Majority 1L Lenders, have the exclusive right to exercise and enforce all rights, remedies and privileges with respect to the DIP Collateral, the DIP Liens, the First Lien Adequate Protection Liens and/or the Prepetition First Lien Collateral (as defined in the Final Cash Collateral Order), as applicable, and (y) the enforcement or exercise of remedies by the DIP Agent and the DIP Lenders, in each case, shall be subject to a standstill while the First Lien Agent is pursuing the exercise of remedies or if such exercise is otherwise stayed (collectively, the “DIP Subordination Annex”).
Adequate Protection	Except as otherwise agreed to by the Majority 1L Lenders, the Final DIP Order shall provide the Prepetition First Lien Secured Parties with the same adequate protection provided to such parties under the Final Cash Collateral Order.
First Lien Paydown

On the Closing Date, $350 million of proceeds of the DIP Loans shall be used to repay the First Lien Term Loans (as defined in the Restructuring Support Agreement) (the “First Lien Paydown”), which amount shall be paid directly from the DIP Loans.

In connection with the First Lien Paydown, the Final DIP Order shall provide that, (i) solely in the event of an orderly winddown or liquidation of the Debtors, the allowed amount of the First Lien Claims (as defined in the Restructuring Term Sheet) (including, without limitation, any asserted deficiency claims, makewhole claims, diminution in value claims and recharacterization claims) shall be subject to a cap equal to $637 million (the “Wind Down Claim Cap”) and (ii) in connection with the consummation of the Acceptable Plan under the Restructuring Support Agreement, the allowed amount of the First Lien Claims (including, without limitation, any asserted deficiency claims, makewhole claims, diminution in value claims and recharacterization claims) shall be subject to a cap equal to (x) to the extent the First Lien Paydown is made on the Closing Date, $662 million or (y) to the extent the First Lien Paydown is not made on the Closing Date, $686 million (the foregoing clause (x) or (y), as applicable, the “Acceptable Plan Claim Cap”, and together with the Wind Down Claim Cap, the “First Lien Claims Cap”); provided, that (A) adequate protection payments paid to First Lien Agent or the First Lien Lenders after October 2, 2023 shall be applied to reduce the First Lien Claims Cap and (B) the fees and expenses of the First Lien Group and the First Lien Agent shall not be applied to reduce the First Lien Claims Cap.

Carve-Out	The DIP Liens, the Adequate Protection Liens, and all super-priority administrative expense claims granted under the Final DIP Order, shall be subject and subordinate to the Carve-Out. The Carve-Out under the Final DIP Order (the “Carve-Out”) shall be substantially similar to the Carve-Out under the Final Cash Collateral Order.

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Waivers, Releases and Protections

The Final DIP Order shall contain the following waivers, releases and other protections in favor of the DIP Lenders. The Final DIP Order shall also reaffirm and restate the waivers, releases and protections set forth in the Final Cash Collateral Order.

1.      The Debtors shall waive any right to surcharge pursuant to section 506(c) of the Bankruptcy Code the DIP Collateral with respect to the DIP Lenders (in addition to the 506(c) waivers provided for under the Final Cash Collateral Order.

2.      The Debtors shall waive the equitable doctrine of “marshalling” against the DIP Collateral with respect to the DIP Lenders (in addition to the marshalling waivers provided for under the Final Cash Collateral Order).

3.      The Debtors shall waive and forever release and discharge any and all claims and causes of action against each of the DIP Lenders (in their capacities as such).

4.      No cash collateral, proceeds of the DIP Facility, or any cash or other amounts may be used to (a) investigate, challenge, object to or contest the extent, validity, enforceability, security, perfection or priority of any of the DIP Liens, DIP Obligations, the First Lien Claims or the Second Lien Claims, (b) investigate or initiate any claim or cause of action against any of the DIP Lenders, the First Lien Secured Parties or the Second Lien Secured Parties, (c) object to or seek to prevent, hinder or delay or take any action to adversely affect the rights or remedies of the DIP Lenders or the First Lien Secured Parties, or (d) seek to approve superpriority claims or grant liens or security interests (other than those expressly permitted under the DIP Documents and the Final DIP Order) that are senior to or pari passu with the DIP Liens or the DIP Superpriority Claims and the Prepetition First Liens or the Prepetition First Lien Indebtedness or the First Lien Adequate Protection Claims.

5.     The DIP Secured Parties shall have the right to credit bid the DIP Obligations, subject to the payment in full in cash of all outstanding Prepetition First Lien Indebtedness, subject to the First Lien Claims Cap, prior to or contemporaneously with the closing of the sale subject to the credit bid.

6.     The DIP Lenders shall be entitled to good faith protection under Section 364(e) of the Bankruptcy Code.

Stipulations	The Final DIP Order shall reaffirm and restate the Debtors’ Stipulations (as defined in the Final Cash Collateral Order) contained in the Final Cash Collateral Order.
Expenses and Indemnification

The DIP Credit Agreement shall provide for the payment of all reasonable and documented costs and expenses of the DIP Agent and the DIP Lenders, including, without limitation, the payment of all reasonable and documented fees and expenses of the Lender Advisors.

The DIP Credit Agreement shall also provide for customary indemnification by each of the Debtors, on a joint and several basis, of each of the DIP Lenders (together with their related parties and representatives).

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The Final DIP Order shall provide that all unpaid fees costs and expenses of the Lender Advisors in connection with the Chapter 11 Cases shall (i) be paid on the Closing Date (to the extent invoiced at least one business day prior to the Closing Date) and (ii) subject to a 10- day objection period, be paid on a monthly basis after the Closing Date.

Assignments	The DIP Credit Agreement shall contain assignment provisions that are usual and customary for financings of this type and as determined in accordance with the Documentation Principles; provided, however, that any assignee must execute the Restructuring Support Agreement.
Ratings	The Borrower shall use commercially reasonable efforts to have the DIP Facility rated by S&P and Moody’s.
Amendments

Usual and customary for facilities of this type requiring the consent of the Required DIP Lenders, except for amendments customarily requiring approval by each affected DIP Lender under the DIP Facility. Any amendment to the Final DIP Order shall also require the consent of the Majority 1L Lenders.

“Required DIP Lenders” shall mean DIP Lenders holding greater than (i) 50% of the aggregate amount of DIP Loans and (ii) 66.67% of the aggregate amount of DIP Loans held by the Initial DIP Commitment Parties.

Governing Law	This DIP Term Sheet and the DIP Documents will be governed by the laws of the State of New York (except as otherwise set forth therein). During the pendency of the Chapter 11 Cases, the Bankruptcy Court shall maintain exclusive jurisdiction with respect to the interpretation and enforcement of the DIP Documents and the exercise of the remedies by the DIP Lenders and preservation of the value of the DIP Collateral.
Lender Advisors	The Lender Advisors include: (i) Paul Hastings, LLP, as counsel to certain DIP Lenders, (ii) PJT Partners, as financial advisor to certain DIP Lenders, and (iii) any other attorneys, financial advisors or professionals retained by the DIP Lenders with the consent of the Borrower (such consent not to be unreasonably withheld) (clauses (i) through (iii), collectively, the “Lender Advisors”).

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Annex I

Priority	DIP Collateral (other than Unencumbered Property)	Unencumbered Property	Claims
1	Carve-Out and Permitted Prior Liens	Carve-Out	Carve-Out
2	First Lien Adequate Protection Liens (as defined in the Final Cash Collateral Order)	First Lien Adequate Protection Liens	First Lien Adequate Protection Superpriority Claims, up to the First Lien Claims Cap
3	Prepetition First Liens	DIP Liens	Prepetition First Lien Indebtedness, up to the First Lien Claims Cap
4	DIP Liens		DIP Superpriority Claims
5	Prepetition Second Liens and Prepetition Third Liens

Exhibit 2

Convertible A Exit Notes Term Sheet

Convertible A Exit Notes Term Sheet

This convertible a exit notes term Sheet (this “Term Sheet”) summarizes, on a preliminary, indicative, non-binding, and summary-level basis, the principal terms of the purchase by the Investors (as defined below) of the Convertible A Exit Notes (as defined below) of the Issuer (as defined below). This Term Sheet does not reflect or purport to describe all of the terms and conditions of the Convertible A Exit Notes and the Definitive Secured Convertible Notes Documentation (AS DEFINED BELOW), each of which shall, notwithstanding anything herein, be required to be satisfactory to the Investors AND THE COMPANY PARTIES. This Term Sheet is provided in connection with the proposed transactions described in the Restructuring Support Agreement (the “RSA”).

THIS TERM SHEET DOES NOT CONSTITUTE (NOR WILL IT BE CONSTRUED AS) AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, WITH RESPECT TO ANY SECURITIES, OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY PLAN OF REORGANIZATION, IT BEING UNDERSTOOD THAT SUCH AN OFFER, IF ANY, ONLY WILL BE MADE IN COMPLIANCE WITH APPLICABLE PROVISIONS OF SECURITIES, BANKRUPTCY, AND/OR OTHER APPLICABLE LAWS.

Capitalized terms used but not defined herein have the meanings ascribed to them in the RSA or the restructuring term sheet (AS DEFINED IN THE RSA) to which this Term Sheet is attached TO AS EXHIBIT 2, as the case may be.

1.	Issuer:

New TopCo (the “Issuer”).

The Issuer will be a newly formed Delaware corporation that indirectly holds 100% of the interests in (v) OpCo, (w) New HoldCo, (x) LitigationCo, (y) YES Holdco, and (z) Marquee HoldCo, in each case, in accordance with the Restructuring Term Sheet.

2.	Title of Securities:	Convertible Senior Secured Notes due 2030 (the “Convertible A Exit Notes”).
3.	Guarantors:	The Convertible A Exit Notes shall be guaranteed by all subsidiaries of the Issuer, subject to customary exceptions; provided that (x) any subsidiary of the Issuer that guarantees the Take Back Exit Facility shall be a guarantor of the Convertible A Exit Notes and (y) YES HoldCo shall only guarantee the Convertible A Exit Notes if the Convertible B Exit Notes are secured by a Direct YES Pledge, and any such guarantee by YES HoldCo will be subordinated in right of payment to the guarantee of the Convertible B Exit Notes by YES HoldCo.
4.	Investors:	Each of the lenders under the DIP Facility (together with any of their respective designees for receipt of a Convertible A Exit Note, each an “Investor” and collectively the “Investors”).

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5.	Aggregate Principal Amount:	Initial aggregate principal amount of $210 million plus the amount of paid-in-kind interest under the DIP Facility minus the initial aggregate principal amount of Exit Term Loans to be issued on the Closing Date. The outstanding principal amount of a Convertible A Exit Note or Convertible A Exit Notes (in the aggregate) shall be referred to herein as the “Principal Amount.” The “Note Obligations Amount” shall mean, with respect to any Convertible A Exit Note or Convertible A Exit Notes (in the aggregate), an amount equal to the Principal Amount of such Note(s) (including any PIK Interest that has been paid in kind), plus any accrued and unpaid PIK Interest.
6.	Common Stock:	The common stock of the Issuer (“Common Stock”).
7.	Requisite Holders:	Subject to certain sacred rights customary for convertible note indentures, the indenture governing the Convertible A Exit Notes (the “Indenture”) may be amended by the Issuer and the holders of a majority of the aggregate amount of (i) the outstanding Principal Amount of then-outstanding Convertible A Exit Notes and (ii) the outstanding principal amount of the Exit Term Loans (the “Requisite Holders”); provided that the Indenture may not be amended in a way that disproportionately affects the Convertible A Exit Notes, as compared to the Exit Term Loans, without the consent of the holders of a majority of the aggregate amount of the outstanding Principal Amount of then-outstanding Convertible A Exit Notes.
8.	Use of Proceeds:	Repayment of a portion of the DIP Facility in accordance with the Restructuring Term Sheet.
9.	Maturity Date:	Five and a half years from the Closing Date (as defined below), unless earlier converted or repurchased (the “Maturity Date”), at which time the Note Obligations Amount shall become due and payable. If the Note Obligations Amount is not paid in full in cash on the Maturity Date, the Convertible A Exit Notes will be subject to mandatory conversion under the procedures set forth with respect to the “Conversion Rights” below.
10.	Closing:	The Indenture will become effective and the Convertible A Exit Notes will be issued on the Plan Effective Date upon satisfaction of all conditions precedent to the effectiveness of the Indenture set forth in the Definitive Secured Convertible Notes Documentation, including without limitation, the issuance of the Convertible B Exit Notes to the Strategic Investor (the “Closing Date”).

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11.	Security:

The Note Obligations Amount shall be secured by:

•    First priority security interests in, and liens on, the Class C Interests (the “Litigation Collateral”);

•    First priority security interests in, and liens on, the equity interests in Marquee HoldCo and any assets thereof (excluding the Marquee Interests);

•    A second priority pledge of, directly or indirectly, the equity of YES Holdco, and, if applicable, the Direct YES Pledge, (collectively, the “YES Collateral”) in a manner that complies with Section 7.02(d) of the operating agreement for Red Seam Holdings LLC (the “Red Seam LLCA”); provided that the Debtors shall use commercially reasonable efforts prior to confirmation of the Plan to obtain the necessary consents for the Convertible A Exit Notes to be secured by a direct pledge of the YES Interests on a second lien basis, free and clear of any ROFO, repurchase or similar rights (a “Direct YES Pledge”); provided, further, that the failure to obtain the required consents for a Direct YES Pledge shall not constitute a default under the Convertible A Exit Notes or terminate Investors’ commitment to purchase the Convertible A Exit Notes; and

•    Second priority security interests, and liens on, all equity interests of OpCo and all present and after-acquired assets of OpCo that secure the Take Back Exit Facility (collectively, the “OpCo Collateral”).

The Convertible A Exit Notes, the Exit Term Loans, the Convertible B Exit Notes, and the Take Back Exit Facility will be subject to a customary intercreditor agreement with respect to their common collateral.

The liens securing the Convertible A Exit Notes shall be (i) pari passu with the liens securing the Exit Term Loans, (ii) with respect to the Litigation Collateral, senior to the Convertible B Exit Notes and the Take Back Exit Facility (both of which shall not have liens on such collateral), (iii) with respect to the OpCo Collateral, junior to the Take Back Exit Facility and pari passu with the Convertible B Exit Notes, and (iv) with respect to the YES Collateral, junior to the Convertible B Exit Notes, in each case subject to the terms of a customary intercreditor agreement.

12.	Interest:	17.0% per annum (the “Interest Rate”). Interest shall be payable quarterly in kind (“PIK Interest”).
13.	Conversion Rights:	At any time prior to maturity, each Investor will have the right (the “Conversion Right”) to convert, in full but not in part, the Note Obligation Amount of all Convertible A Exit Notes held by such Investor into a number of shares of Common Stock of the Issuer equal to such Investor’s pro rata share of (a) 25% of the Issuer’s outstanding equity securities on a pro forma fully diluted basis at the time of conversion divided by (b) the ownership percentage that Issuer holds (directly or indirectly) in New HoldCo (the “Conversion Common Stock”).

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Upon the occurrence of a change of control of the Issuer or New HoldCo or similar event (other than any such change of control or similar event pursuant to the Plan), each Investor will have the right to, at its election, (x) convert all or a portion of the Note Obligations Amount into the Conversion Common Stock (which Conversion Common Stock shall then receive the same treatment as the other Common Stock of the Issuer, subject to the Registration Rights) or (y) require the Issuer to repurchase all or a portion or all of the Convertible A Exit Notes (such amount to be determined by the Investor) at a price equal to 100% of the then-applicable Note Obligations Amount.

Upon a liquidation of the Issuer, each Investor shall receive the greater of (i) the Note Obligations Amount and (ii) the as-converted value of the Convertible A Exit Notes.

14.	Redemption

(a)       The Convertible A Exit Notes may be redeemed on a pro rata basis at the Issuer’s option at any time following the six month anniversary of the Closing Date upon 60 days’ notice to the holders at a redemption price equal to the Note Obligations Amount. Holders of the Convertible A Exit Notes may continue to exercise their Conversion Right prior to the effective date of any redemption.

(b)       Upon a sale of the YES Interests (a “YES Sale”), the Issuer shall make an offer to repurchase the Convertible A Exit Notes on a pro rata basis among the Investors and the holders of Exit Term Loans (a “YES Sale Offer”) at a price equal to up to 100% of the Note Obligations Amount, in an aggregate amount (together with any pro rata mandatory prepayment of the Exit Term Loans) equal to the lesser of (x) the aggregate Note Obligations Amount plus the amount of any Exit Term Loans subject to a comparable mandatory prepayment requirement and (y) the net proceeds of the YES Sale minus the amount of such proceeds used to repurchase Convertible B Exit Notes, and the portion of the aggregate Note Obligation Amount, if any in excess of such lesser amount shall remain outstanding. Any holder of the Convertible A Exit Notes may elect to decline a YES Sale Offer; provided that, in the event that a holder declines a YES Sale Offer, the Convertible A Exit Notes held by such holder that are the subject of the YES Sale Offer shall remain outstanding.

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15.	Covenants:

Covenants to include the following, applicable to the Issuer and its subsidiaries (subject to customary exceptions):

• Prompt notice of any event of default;

• Merger covenant;

• Limitations on indebtedness or extensions of credit;

• Limitations on liens;

• Limitations on restricted payments (including any distributions on common equity);

• Limitations on affiliate transactions;

• Parameters regarding designees to the Issuer’s board of directors;

• Milestone to commence sale process for YES Interests within 18 months following the Closing Date; and

• Other affirmative and negative covenants customary for secured debt instruments.

16.	Information Rights:	Information rights consistent with the Red Seam LLCA.
17.	Events of Default:	Customary events of default for secured indebtedness, including cross-defaults to the Convertible B Exit Notes, the Exit Term Loans, the Take Back Exit Facility and other material indebtedness of the Issuer or its subsidiaries. Upon an event of default, there shall be a customary increase in the Interest Rate per annum payable on demand.
18.	Other Terms:	Other terms substantially consistent with the indenture governing the Convertible B Exit Notes.
19.	Trustee/Collateral Agent:	An entity acceptable to the Required DIP Commitment Parties (as defined in the RSA), in consultation with the Company Parties.
20.	Certain Tax Matters	The Issuer and the Investor intent to treat the Notes as equity for U.S. federal income tax purposes.
21.	Definitive Secured Convertible Notes Documentation	The definitive documentation governing or evidencing the Convertible A Exit Notes (the “Definitive Secured Convertible Notes Documentation”) shall include an indenture and all other documents, agreements, legal opinions, and other supporting materials necessary to execute the offering of the Convertible A Exit Notes, in each case, in form and substance reasonably satisfactory to the Required DIP Commitment Parties and the Company Parties. Except as specified in this Term Sheet or as necessary to reflect the nature of the Convertible A Exit Notes as notes, the Definitive Secured Convertible Notes Documentation shall be substantially consistent with, and no more restrictive to the Issuer and its subsidiaries than, the definitive documentation governing and evidencing the Take Back Exit Facility.
22.	Governing Law:	The State of New York, without reference to its choice of law rules.

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Exhibit 3

Exit Term Loan Term Sheet

Exit Term Loans Term Sheet

This EXIT TERM LOANS TERM SHEET (thIS “Term Sheet”) summarizes, on a preliminary, indicative, non-binding, and summary-level basis, the principal terms of the FACILITY (as defined below). This Term Sheet does not reflect or purport to describe all of the terms and conditions of the Exit Term Loans (as defined below) and the Definitive EXIT TERM LOAN Documentation (AS DEFINED BELOW), each of which shall, notwithstanding anything herein, be required to be satisfactory to the LENDERs AND THE COMPANY PARTIES. This Term Sheet is provided in connection with the proposed transactions described in the Restructuring Support Agreement (the “RSA”).

THIS TERM SHEET DOES NOT CONSTITUTE (NOR WILL IT BE CONSTRUED AS) AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, WITH RESPECT TO ANY SECURITIES, OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY PLAN OF REORGANIZATION, IT BEING UNDERSTOOD THAT SUCH AN OFFER, IF ANY, ONLY WILL BE MADE IN COMPLIANCE WITH APPLICABLE PROVISIONS OF SECURITIES, BANKRUPTCY, AND/OR OTHER APPLICABLE LAWS.

Capitalized terms used but not defined herein have the meanings ascribed to them in the RSA or the restructuring term sheet (AS DEFINED IN THE RSA) TO WHICH THIS TERM SHEET IS ATTACHED TO AS EXHIBIT 3, as the case may be.

1.	Borrower:

New TopCo (the “Borrower”).

The Borrower will be a newly formed Delaware corporation that indirectly holds 100% of the interests in (v) OpCo, (w) New HoldCo, (x) LitigationCo, (y) YES Holdco, and (z) Marquee HoldCo, in each case, in accordance with the Restructuring Term Sheet.

2.	Guarantors:	The Exit Term Loans shall be guaranteed by all subsidiaries of the Borrower, subject to customary exceptions; provided that (x) any subsidiary of the Borrower that guarantees the Take Back Exit Facility shall be a guarantor of the Exit Term Loans and (y) YES HoldCo shall only guarantee the Exit Term Loans if the Exit Term Loans are secured by a Direct YES Pledge, and any such guarantee by YES HoldCo will be subordinated in right of payment to the guarantee of the Convertible B Exit Notes by YES HoldCo.
3.	Lenders:	Each of the lenders under the DIP Facility who elects to receive Exit Term Loans under the Plan (together with any of their respective designees for receipt of an Exit Term Loan, each a “Lender” and collectively the “Lenders”).
4.	Facility Type/Aggregate Principal Amount:	Term loan credit facility (the “Facility” and the loans thereunder, the “Exit Term Loans”) in an aggregate principal amount of up to $40 million plus the amount of paid-in-kind interest under the DIP Facility (minus the principal amount of Convertible A Exit Notes issued on account of paid-in-kind interest under the DIP Facility).

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The outstanding principal amount of Exit Term Loans (in the aggregate) shall be referred to herein as the “Principal Amount.” The “Exit Term Loan Obligations Amount” shall mean an amount equal to the Principal Amount of the Exit Term Loans (including any PIK Interest that has been paid in kind), plus any accrued and unpaid PIK Interest.

5.	Administrative Agent and Collateral Agent:	An entity acceptable to the Required DIP Commitment Parties, in consultation with the Company Parties.
6.	Amendments:	Subject to certain sacred rights customary for term loans, the credit agreement governing the Exit Term Loans (the “Credit Agreement”) may be amended by the Borrower and the holders of a majority of the aggregate amount of (i) the outstanding Principal Amount of then-outstanding Convertible A Exit Notes and (ii) the outstanding principal amount of the Exit Term Loans (the “Requisite Holders”); provided that the Credit Agreement may not be amended in a way that disproportionately affects the Exit Term Loans, as compared to the Convertible A Exit Notes, without the consent of the holders of a majority of the aggregate amount of the outstanding Principal Amount of then-outstanding Exit Term Loans.
7.	Use of Proceeds:	Repayment of a portion of the DIP Facility in accordance with the Restructuring Term Sheet.
8.	Maturity Date:	Seven and a half years from the Closing Date (as defined below) (the “Maturity Date”), at which time the Exit Term Loan Obligations Amount shall become due and payable.
9.	Closing:	The Credit Agreement will become effective on the Plan Effective Date upon satisfaction of all conditions precedent to the effectiveness of the Credit Agreement set forth in the Definitive Exit Term Loan Documentation, including without limitation, the issuance of the Convertible B Exit Notes to the Strategic Investor (the “Closing Date”).
10.	Security:

The Exit Term Loan Obligations Amount shall be secured by:

•      First priority security interests in, and liens on the Class C Interests (the “Litigation Collateral”);

•       First priority security interests in, and liens on, the equity interests in Marquee HoldCo and any assets thereof (excluding the Marquee Interests);

•      A second priority pledge of, directly or indirectly, the equity of YES Holdco, and, if applicable, the Direct YES Pledge (collectively, the “YES Collateral”) in a manner that complies with Section 7.02(d) of the operating agreement for Red Seam Holdings LLC (the “Red Seam LLCA”); provided that the Debtors shall use commercially reasonable efforts prior to confirmation of the Plan to obtain the necessary consents for the Exit Term Loans to be secured by a direct pledge of the YES Interests on a second lien basis, free and clear of any ROFO, repurchase or similar rights (a “Direct YES Pledge”); provided, further, that the failure to obtain the required consents for a Direct YES Pledge shall not constitute a default under the Exit Term Loans; and

•      Second priority security interests, and liens on, all equity interests of OpCo and all present and after-acquired assets of OpCo that secure the Take Back Exit Facility (collectively, the “OpCo Collateral”).

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The Exit Term Loans, the Convertible A Exit Notes, the Convertible B Exit Notes, and the Take Back Exit Facility will be subject to a customary intercreditor agreement with respect to their common collateral.

The liens securing the Exit Term Loans shall be (i) pari passu with the liens securing the Convertible A Exit Notes, (ii) with respect to the Litigation Collateral, senior to the Convertible B Exit Notes and the Take Back Exit Facility (both of which shall not have liens on such collateral), (iii) with respect to the OpCo Collateral, junior to the Take Back Exit Facility and pari passu with the Convertible B Exit Notes, and (iv) with respect to the YES Collateral, junior to the Convertible B Exit Notes, in each case subject to the terms of a customary intercreditor agreement.

11.	Interest:	17.0% per annum (the “Interest Rate”). [For the first five and a half years following the Closing Date (the “PIK Period”), interest shall be payable quarterly in kind (“PIK Interest”). Upon the conclusion of the PIK Period, all capitalized PIK Interest (together with any interest thereon) shall be paid in cash. Following the conclusion of the PIK Period, interest shall be paid quarterly, in cash.][1]
12.	Amortization:	None
13.	Call Protection/ Voluntary Prepayments:

The Exit Term Loans shall not be callable during the first six months following the Closing Date.

The Borrower may prepay the Exit Term Loans on a pro rata basis with any outstanding Convertible A Exit Notes, without premium or penalty, at any time following the six month anniversary of the Closing Date upon 60 days’ notice to the Lenders at the Exit Term Loan Obligations Amount.

14.	Mandatory Prepayments:

Upon the occurrence of a change of control of the Borrower or New HoldCo or similar event (other than any such change of control or similar event pursuant to the Plan), the Borrower shall repay all or a portion of all of the Exit Term Loans Notes such amount to be determined by the Lender) at a price equal to 100% of the then-applicable Exit Term Loans Obligations Amount.

Upon a liquidation of the Borrower, each Lender shall be entitled to receive the Exit Term Loans Obligations Amount.

[1]	Subject to further tax analysis.

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Upon a sale of the YES Interests (a “YES Sale”), the Borrower shall offer to repay the Exit Term Loans (a “YES Sale Offer”) at a price equal to up to 100% of the Exit Term Loans Obligations Amount, in an aggregate amount (together with any pro rata repurchase offer with respect to Convertible A Exit Notes) equal to the lesser of (x) the aggregate Exit Term Loans Obligations Amount plus the amount of any Convertible A Exit Notes subject to a comparable repurchase requirement and (y) the net proceeds of the YES Sale minus the amount of such proceeds used to repurchase Convertible B Exit Notes, and the portion of the aggregate Exit Term Loans Obligation Amount, if any in excess of such lesser amount shall remain outstanding. Any Lender may elect to decline a YES Sale Offer; provided that, in the event that a Lender declines a YES Sale Offer, the Exit Term Loans held by such Lender that are the subject of the YES Sale Offer shall remain outstanding.

15.	Covenants:

Covenants to include the following, applicable to the Borrower and its subsidiaries (subject to customary exceptions):

• Prompt notice of any event of default;

• Merger covenant;

• Limitations on indebtedness or extensions of credit;

• Limitations on liens;

• Limitations on restricted payments (including any distributions on common equity);

• Limitations on affiliate transactions;

• Parameters regarding designees to the Borrower’s board of directors;

• Milestone to commence sale process for YES Interests within 18 months following the Closing Date; and

• Other affirmative and negative covenants customary for secured debt instruments.

16.	Information Rights:	Information rights consistent with the Red Seam LLCA.

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17.	Events of Default:	Customary events of default for secured indebtedness, including cross-defaults to the Convertible A Exit Notes, the Convertible B Exit Notes, the Take Back Exit Facility and other material indebtedness of the Borrower or its subsidiaries. Upon an event of default, there shall be a customary increase in the Interest Rate per annum payable on demand.
18.	Other Terms:	Other terms substantially consistent with the Convertible A Exit Notes and Convertible B Exit Notes.
19.	Definitive Exit Term Loan Documentation:	The definitive documentation governing or evidencing the Exit Term Loans (the “Definitive Exit Term Loan Documentation”) shall include the Credit Agreement and all other documents, agreements, legal opinions, and other supporting materials necessary to execute the Exit Term Loans, in each case, in form and substance reasonably satisfactory to the Required DIP Commitment Parties and the Company Parties. Except as specified in this Term Sheet, the Definitive Exit Term Loan Documentation shall be substantially consistent with, and no more restrictive to the Borrower and its subsidiaries than, the definitive documentation governing and evidencing the Take Back Exit Facility.
20.	Governing Law:	The State of New York, without reference to its choice of law rules.

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Exhibit 4

Convertible B Exit Notes Term Sheet

Convertible B Exit Notes Term Sheet

This Term Sheet (this “Term Sheet”) summarizes the principal terms of the purchase of the Notes (as defined below) of the Issuer (as defined below) by the Investor (as defined below). Capitalized terms used but not defined herein have the meanings ascribed to them in the Restructuring Support Agreement (the “RSA”) or the Restructuring Term Sheet (as defined in the RSA) to which this Term Sheet is attached to as Exhibit 4, as the case may be.

1.	Issuer:

New HoldCo (the “Issuer”).

The Issuer will be a newly formed Delaware limited liability company that holds 100% of the interests in (x) OpCo and (y) indirectly, 100% of the interests of Sports Network II, LLC (or its successor in interest) (“YES HoldCo”) (which shall continue to hold 100% of the YES Interests) in accordance with the RSA. The Issuer shall be treated as a partnership for tax purposes.

2.	Title of Securities:	Convertible Senior Secured Notes due 2026 (the “Notes”).
3.	Guarantors:	The Notes shall be guaranteed by (x) OpCo and each of its subsidiaries that guarantee the Convertible A Exit Notes and Exit Term Loans, (y) YES HoldCo, and (z) any parent entity of YES HoldCo that is a subsidiary of the Issuer.
4.	Investor:	Strategic Investor or one or more of its designated affiliates (the “Investor”).
5.	Aggregate Principal Amount:	Aggregate principal amount of $115 million. The outstanding principal amount of a Note under a particular Note or Notes (in the aggregate) shall be referred to herein as the “Principal Amount.” The “Note Obligations Amount” shall mean, with respect to any Note or Notes (in the aggregate), an amount equal to the Principal Amount of such Note(s), plus any accrued and unpaid interest thereon.
6.	Requisite Holders:	The Notes may be amended by the Issuer and the Note holders holding a majority of the aggregate outstanding Principal Amount of the then-outstanding Notes (the “Requisite Holders”).
7.	Use of Proceeds:	Repayment of a portion of the DIP Facility in accordance with the RSA and the Plan.
8.	Maturity Date:	Two years from the Closing Date (as defined below), unless earlier converted or repurchased in accordance with the terms hereof (the “Maturity Date”), at which time the then-applicable Note Obligations Amount shall become due and payable; provided that if (x) a sale process for the YES Interests has commenced within 18 months following the Closing Date (as defined below) and remains ongoing and (y) the YES Interests have not been sold or transferred by the Issuer or one of its subsidiaries prior to the Maturity Date, the Maturity Date may be extended at the Issuer’s option for up to six months subject to an additional 250 bps PIK interest in addition to continuing cash interest at the Interest Rate (as defined below).

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9.	Closing:	The closing will occur on the Plan Effective Date. The date on which the closing occurs is referred to as the “Closing Date.”
10.	Security:

The Note Obligations Amount shall be secured as follows:

•      By a first priority pledge of the equity securities of YES HoldCo and any subsidiary of the Issuer that directly or indirectly holds the YES Interests (the “YES Collateral”) in a manner that complies with the operating agreement for Red Seam Holdings LLC (the “Red Seam LLCA”); provided that the Company Parties and Investor shall use commercially reasonable efforts prior to confirmation of the Plan to obtain the necessary consents for the Notes to also be secured by a direct pledge of the YES Interests, free and clear of any ROFO, repurchase, or similar rights (a “Direct YES Pledge”); provided, further, that the failure to obtain the required consents for a Direct YES Pledge shall not constitute a default under the Notes or terminate the Investor’s commitment to purchase the Notes.

•      By second priority security interests, and liens on, all present and after-acquired assets of OpCo and each of its subsidiaries that guarantee the Convertible A Exit Notes and Exit Term Loans (collectively, the “OpCo Collateral”).

•      The liens securing the Notes shall be (i) with respect to the OpCo Collateral, junior to the Take Back Exit Facility and pari passu with the Convertible A Exit Notes and the Exit Term Loans and (ii) with respect to the YES Collateral, senior to the Convertible A Exit Notes and the Exit Term Loans, in each case subject to the terms of a customary intercreditor agreement.

11.	Interest:	6.25%, provided that if the Company Parties and Investor are unable to obtain the Direct YES Pledge as of the Closing Date, then 7.5% (the “Interest Rate”). Interest shall be payable quarterly in cash.
12.	Conversion Rights:

(a)     At any time, the Investor will have the right (the “Conversion Right”) to convert, in full or in part, the then-applicable Note Obligations Amount into a number of common equity securities in the Issuer equal to 15% (or such lesser amount, on a proportionate basis, in the case of a partial conversion) of the Issuer’s outstanding common equity securities on a pro forma fully diluted basis at the time of conversion (not accounting for the Management Incentive Plan (which will not be diluted by such conversion) of up to 10% of the Issuer’s outstanding equity on a pro forma fully diluted basis) and which shall otherwise be on customary terms (the “Conversion Units”).

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(b)     Upon the occurrence of a change of control of the Issuer or similar event (other than any change of control or similar event pursuant to the Plan), the Investor will have the right to, at its election, (x) convert all or a portion of the then-applicable Note Obligations Amount into the Conversion Units immediately prior to such time (which Conversion Units shall then receive the same treatment as the other units of the Issuer) or (y) require the Issuer to repurchase a portion or all of the Notes (such amount to be determined by the Investor) at a price equal to 100% of the then-applicable Note Obligations Amount of such Notes being repurchased.

(c)     Upon a liquidation of the Issuer, the Investor shall receive the greater of (i) the then-applicable Note Obligations Amount and (ii) the as-converted value of the then-applicable Note Obligations Amount at such time.

13.	Redemption:

Upon a sale of the YES Interests (a “YES Sale”), the Issuer shall make an offer to repurchase Notes (a “YES Sale Offer”) at a price equal to 100% of the then-applicable Note Obligations Amount, with such payment applying first to accrued interest and then to principal; provided that if the net proceeds of the YES Sale are less than 100% of the then-applicable Note Obligations Amount, the Issuer shall offer to repay such portion of the Note Obligations Amount equal to the net proceeds of the YES Sale, and the Notes corresponding to the portion of the Note Obligations Amount in excess of the net proceeds of the YES Sale shall remain outstanding and be subject to optional, but not mandatory, conversion.

Any holder of the Notes may also elect to decline a YES Sale Offer for a portion or all of their Note Obligations Amount that such YES Sale Offer would otherwise satisfy in full; provided that the corresponding Notes held by such holder that are the subject of the YES Sale Offer and not repurchased due to such declination shall be immediately mandatorily converted to Conversion Units as set forth under paragraph (a) of “Conversion Rights” such that such conversion results in the holder of such Notes to a proportionate portion of the Conversion Units based on the portion of the Note Obligations Amount so converted; provided, further, that, on the date of such conversion, each holder of the Notes shall receive all accrued and unpaid interest as of such date plus a customary make-whole premium calculated at the Treasury rate plus 50 basis points.

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14.	Covenants:

Covenants to include the following applicable to the Issuer and its subsidiaries (subject to customary exceptions):

• Prompt notice of any event of default.

• Merger covenant.

• Limitations on indebtedness or extensions of credit; including that YES HoldCo may not incur any debt other than a guarantee of the Notes and, to the extent that the Notes are secured by a Direct YES Pledge, a subordinated guarantee of the Convertible A Exit Notes.

• Limitations on liens.

• Restricted payments (including any distributions on any equity).

• Affiliate transactions.

• Parameters regarding designees to the Issuer’s board of directors to be mutually agreed among Investor and the Initial DIP Commitment Parties.

• Certain Investor approval rights with respect to its first-priority Security, as set forth in Annex VII to the Convertible B Commitment Letter.

• Supermajority approval and notice requirements consistent with those set forth in previous Issuer and Investor investments, as set forth in Annex VII to the Convertible B Commitment Letter.

• Certain Investor approval rights over transfers/issuance of equity of the Issuer, all of the Issuer’s subsidiaries, New TopCo, New Intermediate HoldCo, and New Lower-Tier HoldCo, as set forth in Annex VII to the Convertible B Commitment Letter.

• Obligations for the Issuer to use reasonable best efforts in connection with certain matters under the Commercial Term Sheet, as set forth in Annex VII to the Convertible B Commitment Letter.

• Investor approval over certain material commercial actions by the Issuer, as set forth in Annex VII to the Convertible B Commitment Letter.

• Other affirmative and negative covenants customary for secured debt instruments.

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Investor consent rights described above (the “Investor Consent Rights”) shall be set forth in the Notes and the Issuer’s limited liability company agreement (the “Issuer LLCA”). Investor Consent Rights in the Notes to fall away upon earliest of (w) full repayment of the Note Obligations Amount, (x) the consummation of a YES Sale resulting in an offer to purchase at least 75% of the then-applicable Note Obligations Amount, (y) the Notes ceasing to be outstanding (by conversion or otherwise), and (z) Investor’s Conversion Units, on an as-converted basis (prior to conversion of the Notes) falling below the Investor Threshold (as defined below).

Investor Consent Rights in the Issuer LLCA to fall away if the sum of Investor’s Conversion Units, on an as-converted basis (prior to conversion of the Notes) and any additional common Units held by Investor pursuant to the exercise of the Investment Option fall below the Investor Threshold, subject to certain continuing approval rights to be negotiated in good faith (e.g., with respect to launches of RSN in new markets).

For the avoidance of doubt, the Investor Consent Rights under the Issuer LLCA are not conditioned on the Investor Consent Rights under the Notes remaining, or vice versa.

15.	Information Rights:	Information rights consistent with the Red Seam LLCA.
16.	Governance:

The Investor will be entitled to designate one seat on the board of directors of the Issuer and will have continuing approvals as a member following conversion consistent with those under the covenants set forth above, subject, in both cases, to the Investor holding at all times, on an as-converted basis (prior to conversion of the Notes), a number of Conversion Units (which shall include any additional common Units held by Investor pursuant to exercise of the Investment Option) equal to at least 1/2 of the Conversion Units that were initially issuable upon full conversion of all of the Notes (the “Investor Threshold”). A repurchase of the Notes by the Issuer will be treated as a sell down by the Investor of its Conversion Units for purposes of the Investor Threshold. The Issuer board shall be no greater than seven directors without the consent of the Investor. Following conversion of the Notes, if Investor holds 20% or more of the outstanding equity securities of the Issuer (the “Minimum Designation Amount”), Investor will be entitled to designate an additional independent director to the Issuer’s board. Such designation shall continue as long as the Investor continues to hold the Minimum Designation Amount.

The Issuer LLCA to include full waiver of fiduciary duties and corporate opportunities for all members of the Issuer and all managers (other than any manager that is an employee of the Issuer or any of its subsidiaries) and include customary preemptive rights on equity issuances, tag rights, ROFO (to only apply at Issuer-level, not at New TopCo), and other rights of members to be negotiated in good faith.

17.	Conversion Units:

Note holders will vote on an as-converted basis on all matters subject to a vote of the Issuer’s unitholders.

Note holders will be deemed to be the beneficial owners of the Conversion Units on an as-converted basis at all times without conversion (subject in the case of Investor, to Section 23 of this Term Sheet); provided that such Conversion Units will not be entitled to distributions or other economic rights until such time as the Notes are converted (and the rights of such Conversion Units will be subject to adjustment to account for 15% of the Issuer’s outstanding equity securities on a pro forma fully diluted basis at the time of conversion (not accounting for the Management Incentive Plan)).

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18.	Events of Default:	Customary events of default for secured indebtedness, including in the event of a material uncured breach by the Issuer or any affiliate under the long form commercial agreement contemplated by the Commercial Term Sheet. Upon an event of default, there shall be a customary increase in the Interest Rate.
19.	Transfer Restrictions:	Any transfer of the Notes shall require the prior written consent of the Issuer (not to be unreasonably withheld, conditioned or delayed); provided that the Investor may transfer the Notes to one or more of its affiliates without consent.
20.	YES Call Option:

Investor shall have a call option to purchase all, but not less than all, of the YES Interests for a fair market value purchase price of such YES Interests as determined pursuant to the process set forth in Section 7.05(a) of the Red Seam LLCA, as applied mutatis mutandis, until the Maturity Date (the “Call Option”). Prior to a full redemption of the Notes, the Call Option is contingent upon Investor’s election to have converted the Notes it holds at such time into Conversion Units prior to or contemporaneously with exercise thereof. The Call Option shall be structured in a manner that does not violate the terms of the Red Seam LLCA.

In the event of a full or partial redemption of the Notes, the Call Option will continue until the original Maturity Date of the Notes.

21.	YES Sale Cooperation:	Investor (or its applicable affiliate) shall reasonably cooperate with a third party sale process for the YES Interests in its capacity as a member of Red Seam Holdings LLC (subject to contractual restrictions); provided that Investor is not waiving, and shall not be required to waive, any of its rights under the Red Seam LLCA.
22.	Investment Option:	Investor shall have the option to invest up to $50 million in equity securities of the Issuer at a $500 million equity valuation on or before the 9 month anniversary of the Closing Date (the “Investment Option”). To the extent that the Initial DIP Commitment Parties decline to exercise the full amount of their Investment Option, Investor’s option with respect to the Investment Option shall correspondingly be increased.

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23.	Beneficial Ownership Limitation:	Upon the occurrence of any event set forth in the second sentence of this paragraph, the Issuer shall not honor or permit any discretionary or mandatory conversion of any convertible equity or debt into any shares of the Issuer’s capital stock of any class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) if the aggregate holdings of Investor and its affiliates, or those with whom the Investor’s holdings would be aggregated for purposes of Section 13(d) or Section 16 of the Exchange Act (collectively, the “Attribution Parties”), would result in the Attribution Parties beneficially owning in excess of 4.999% of the outstanding shares of such class calculated in accordance with Section 13(d) of the Exchange Act and after giving effect to the proposed conversion (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation shall take effect upon the earlier of the filing or submission of a registration statement (including in draft form) that includes disclosure of beneficial owners of the Issuer’s equity in connection with an initial public offering or direct listing of shares, whether in the United States or elsewhere; the registration of the Issuer’s securities under Section 12 of the Exchange Act; or any other event that results in any Issuer shares becoming a class of “equity security,” as such term is defined in Rule 13d-1(i) under the Exchange Act, including any merger or other transaction involving a special purpose acquisition company which results in securities of the same class or type as those held by Investor being converted into or exchanged for publicly-traded securities. The Beneficial Ownership Limitation shall be construed and implemented in a manner otherwise than in strict conformity with its terms to the extent necessary to correct any portion of it (or its entirety) which may be defective or inconsistent with the intended effect of a beneficial ownership limitation or to make changes or supplements necessary or desirable to properly give effect to such limitation. The Beneficial Ownership Limitation may be waived or amended by Investor in its sole discretion only upon 61 days’ written notice to the Issuer, except that in the event of the sale or transfer of 50% or greater voting rights, or sale, transfer or exclusive license of 50% or greater of assets of the Issuer (a “Change of Control;” provided that where ‘change of control’ or another term of similar import is defined elsewhere in contractual obligations between the Issuer and Investor using a lower percentage, such lower percentage shall apply here), including any notice thereof to Investor, Investor may immediately waive or amend (and may immediately subsequently reinstitute) the Beneficial Ownership Limitation. The Beneficial Ownership Limitation shall not limit the number of shares of capital stock that Investor may receive or beneficially own in order to determine the amount of securities or consideration that Investor may receive in the event of a Change of Control, and for consideration consisting of securities, the Beneficial Ownership Limitation shall apply to such securities following their issuance or exchange in such Change of Control, unless waived by Investor.

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24.	Certain Tax Matters:

The Issuer and the Investor intend to treat the Notes as indebtedness for U.S. federal income tax purposes. For U.S. federal income tax purposes, the Notes, together with the Call Option and the Investment Option, shall be treated as an investment unit, and the Investor and the Issuer shall determine the allocation of purchase price for the investment unit among the Notes, the Call Option and the Investment Option jointly in good faith in a reasonable manner. Each of the Issuer and the Investor agrees to file tax returns and conduct all audits, claims, investigations, inquiries or other proceedings in respect of taxes consistent with the understandings set forth in this paragraph and to take no contrary position unless otherwise required pursuant to Section 1313 of the Code, or any analogous provision of applicable state, local or non-U.S. law.

The Issuer LLCA will provide for customary tax distributions to each holder of membership interests on a quarterly basis that will be treated as advance distributions. The Issuer shall, to the extent available, make “push out” elections described in Section 6226 of the Internal Revenue Code of 1986, as amended, and similar state and local law in connection with any “imputed underpayment” or similar amount. The Investor will be provided with customary tax information for purposes of filings tax returns in connection with the Notes and any other investment in the Issuer.

The Issuer LLCA shall include representations and covenants substantially similar to the below:

“The Issuer represents that it does not directly or through an affiliate or subsidiary conduct regular or continuous business activities (the “Activities”) in a jurisdiction outside of the United States (a “Foreign Jurisdiction”). For so long as the Investor holds any membership interest in the Issuer, if the Issuer intends to conduct Activities in a Foreign Jurisdiction, the Issuer shall first notify the Investor in writing of such intention, provided, however, no notification shall be required, if (i) the Activities in the Foreign Jurisdiction will be conducted by an entity that is treated as a corporation for U.S. federal income tax purposes; or (ii) the Issuer has obtained written advice from nationally recognized and reputable counsel in the Foreign Jurisdiction in which such Activities will be conducted, (1) to confirm that such Activities will not be considered a “permanent establishment,” “fixed place of business,” or the equivalent taxable nexus in such Foreign Jurisdiction under the Foreign Jurisdiction’s tax laws then in effect and (2) will not cause the Investor, solely as a result of being a member of the Issuer to be required (a) to file an income tax or information return in such jurisdiction with respect to the Investor’s income (other than any form or declaration required to establish the right to a benefit under an applicable tax treaty or an exemption from or reduced rate of withholding, income, capital gains or similar taxes, or in connection with an application for a refund of withholding, income, capital gains or similar taxes), whether or not allocated or distributed by the Issuer, or (b) to pay tax on a net basis in such Foreign Jurisdiction. Within 5 business days of the Investor’s receipt of such notice, the Investor shall notify the Issuer in writing as to whether the Investor or any of its affiliates is a “dual resident corporation” or a “separate unit” within the meaning of Section 1503(d) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, with respect to such Foreign Jurisdiction. If the Issuer receives such notice, and if so reasonably requested by the Investor in the notice, the Issuer and the Investor shall cooperate in good faith to find a mutually tax-efficient structure that allows the Issuer to conduct the Activities in the Foreign Jurisdiction consistent with the Issuer’s business objectives and U.S. federal, state, local and non-U.S. tax laws and to the extent not inconsistent therewith, taking into account the “dual consolidated loss” considerations of the Investor.

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For so long as the Investor holds any membership interest in the Issuer,, if the Issuer becomes aware that the Investor, solely as a result of its ownership of Units or other membership interests of the Issuer, is (i) required to file any income tax return in any Foreign Jurisdiction (other than any tax return, form, or declaration required to establish the right to a benefit under an applicable tax treaty or an exemption from or reduced rate of withholding, income, capital gains, or similar taxes, or in connection with an application for a refund of withholding, income, capital gains or similar taxes) with respect to the profits or income of the Issuer allocated to the Investor on a pass-through basis with respect to the membership interests of the Issuer; or (ii) directly subject to taxation on a net income basis in such Foreign Jurisdiction (other than any tax fully satisfied through withholding) with respect to the profits or income of the Issuer allocated to the Investor on a pass-through basis with respect to the membership interests of the Issuer, then the Issuer will promptly notify the Investor of such filing or taxation. For so long as the Investor holds any membership interest in the Issuer, the Issuer agrees, upon the Investor’s reasonable request, to use commercially reasonable efforts to provide the Investor with any information or other documentation in the Issuer’s possession (or reasonably available without undue effort to obtain) that is reasonably necessary to file any such tax return or to contest the position that the Investor is required to file such a tax return or is directly subject to income taxation in such Foreign Jurisdiction (other than any tax fully satisfied through withholding); provided, however, that the Issuer shall not be required to provide information or documentation that is confidential or privileged.”
25.	Expenses:	Within two Business Days following the date on which the Bankruptcy Court enters the Approval Order, the Issuer shall reimburse the Investor for all of the Investor’s reasonable and documented out-of-pocket legal and diligence fees and expenses incurred in connection with this Term Sheet, the Notes, and the restructuring transactions.

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Exhibit 5

Take Back Term Loans Term Sheet

Take Back Term Loans Term Sheet

This Take Back TERM LOANS TERM SHEET (thIS “Term Sheet”) summarizes, on a preliminary, indicative, non-binding, and summary-level basis, the principal terms of the FACILITY (as defined below). This Term Sheet does not reflect or purport to describe all of the terms and conditions of the Take Back Term Loans (as defined below) and the Definitive Take Back TERM LOAN Documentation (AS DEFINED BELOW), each of which shall, notwithstanding anything herein, be required to be satisfactory to the Required Consenting First Lien Creditors (as defined in the RSA (as defined below)). This Term Sheet is provided in connection with the proposed transactions described in the Restructuring Support Agreement (the “RSA”).

THIS TERM SHEET DOES NOT CONSTITUTE (NOR WILL IT BE CONSTRUED AS) AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, WITH RESPECT TO ANY SECURITIES, OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY PLAN OF REORGANIZATION, IT BEING UNDERSTOOD THAT SUCH AN OFFER, IF ANY, ONLY WILL BE MADE IN COMPLIANCE WITH APPLICABLE PROVISIONS OF SECURITIES, BANKRUPTCY, AND/OR OTHER APPLICABLE LAWS.

Capitalized terms used but not defined herein have the meanings ascribed to them in the RSA or the restructuring term sheet (AS DEFINED IN THE RSA) to which this Term Sheet is attached TO AS EXHIBIT 5, as the case may be.

1.	Borrower:	OpCo (the “Borrower”).
2.	Guarantors:	The Take Back Term Loans shall be guaranteed by all wholly-owned subsidiaries of the Borrower (subject to customary exceptions to be agreed) (each such subsidiary guarantor, a “Subsidiary Guarantor”); provided, that any subsidiary of the Borrower that guarantees any of the Convertible A Exit Notes, the Convertible B Exit Notes, or the Exit Term Loans shall also be a guarantor of the Take Back Term Loans.
3.	Lenders:

Holders of First Lien Claims and, in connection with the Purchase Option below, Initial DIP Commitment Parties (together with any of their respective designees for receipt of a Take Back Term Loan, each a “Lender” and collectively the “Lenders”).

On or prior to the Closing Date, the Initial DIP Commitment Parties, individually and not jointly, will have the option to purchase up to $100 million in aggregate principal amount of Take Back Term Loans at a discount to par of 10% (the “Purchase Option”). Any cash proceeds received by the Borrower from the Purchase Option, as well as any Take Back Term Loans not subject to the Purchase Option, will be distributed to holders of First Lien Claims.

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4.	Facility Type/Aggregate Principal Amount:

Take back term loan credit facility (the loans thereunder, the “Take Back Term Loans”) in an aggregate principal amount of $200 million.

The aggregate outstanding principal amount of Take Back Term Loans (in the aggregate) shall be referred to herein as the “Principal Amount.”

5.	Administrative Agent and Collateral Agent:	An entity acceptable to the Required Consenting First Lien Creditors, in consultation with the Company Parties.
6.	Amendments; Voting Limitation:

Subject to certain sacred rights customary for term loans, the credit agreement governing the Take Back Term Loans (the “Credit Agreement”) may be amended by the Borrower and the Lenders holding a majority of the aggregate outstanding Principal Amount of the then-outstanding Take Back Term Loans (the “Required Lenders”).

If any Lender, together with the affiliates of such Lender, at the time of determination owns beneficially or of record, directly or indirectly, more than 5% of the outstanding equity of New TopCo or the Borrower (such Lender an “Affiliated Lender”), then the holdings of such Affiliated Lender, together with the holdings of all other Affiliated Lenders, shall not account for more than 25% of any vote (regardless of the principal amount held by such Affiliated Lenders).

7.	Use of Proceeds:	Distribution to holders of First Lien Claims in accordance with this Term Sheet and the Restructuring Term Sheet.
8.	Maturity Date:	Four years from the Closing Date (as defined below) (the “Maturity Date”), at which time the Principal Amount shall become due and payable.
9.	Closing:	The Credit Agreement will become effective on the Plan Effective Date upon satisfaction of all conditions precedent to the effectiveness of the Credit Agreement set forth in the Definitive Take Back Term Loan Documentation (defined below) (the “Closing Date”).

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10.	Security:

The Take Back Term Loans and all other obligations under the Definitive Take Back Term Loan Documentation (collectively, the “Take Back Term Loan Obligations”) shall be secured by:

▪  First priority security interests in, and liens on, (a) subject to customary exceptions to be agreed, all of the assets of the Borrower and each Subsidiary Guarantor, including, for the avoidance of doubt, accounts receivable that are not securitized or otherwise pledged for the benefit of the New A/R Facility, (b) all rights of the Borrower (arising as a result of or related to its holding of equity interests in (including, without limitation, all management rights, voting rights, and interest in any capital account associated in connection therewith), contractual relationship with or otherwise) in respect of any special purpose entity that is established for purposes of the New A/R Facility, (c) to the extent that Diamond Sports Finance SPV, LLC has not been dissolved on or prior to the Plan Effective Date, all rights of the Borrower (arising as a result of or related to its holding of equity interests in (including, without limitation, all management rights, voting rights, and interest in any capital account associated in connection therewith), contractual relationship with or otherwise) in respect of Diamond Sports Finance SPV, LLC (provided, however, that, notwithstanding anything to the contrary herein, any cash held by Diamond Sports Finance SPV, LLC on or prior to the Plan Effective Date will be used exclusively to fund distributions under the Plan or be contributed to the Debtors’ or reorganized Debtors’ balance sheet), and (d) any and all products and proceeds of the forgoing (collectively, the “OpCo Collateral”).

▪  The Take Back Term Loans, the Convertible A Exit Notes, the Convertible B Exit Notes, and the Exit Term Loans will be subject to an intercreditor agreement with respect to the OpCo Collateral, in form and substance satisfactory to the Company Parties, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors (the “OpCo Intercreditor Agreement”).

▪  The security interests in and liens on the OpCo Collateral securing the Take Back Term Loan Obligations shall be senior to the Convertible A Exit Notes, the Convertible B Exit Notes, and the Exit Term Loans, in each case, subject to the OpCo Intercreditor Agreement.

11.	Interest:	11.5% per annum payable quarterly in cash (the “Interest Rate”).
12.	Amortization:	None.
13.	Voluntary Prepayments:	The Borrower may prepay the Take Back Term Loans on a pro rata basis, without premium or penalty, at any time upon five business days’ notice to the Lenders.

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14.	Mandatory Prepayments:

The Borrower shall make a mandatory prepayment of the Take Back Term Loans with 60% of OpCo’s excess cash flow after debt service and other customary deductions (including deductions for customary tax distributions and for distributions to joint venture partners), with (i) the first such payment to be made for the period commencing with the month of the Debtors’ emergence from bankruptcy and ending on December 31, 2024 and (ii) subsequent payments to be made on a quarterly basis following the end of each fiscal quarter of the Borrower thereafter.

The Credit Agreement shall include other usual and customary mandatory prepayment provisions in form and substance reasonably satisfactory to the Required Consenting First Lien Creditors.

15.	Representations and Warranties:	The Credit Agreement shall include usual and customary representations and warranties applicable to the Borrower and its subsidiaries (subject to customary exceptions to be agreed) in form and substance reasonably satisfactory to the Company Parties, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors.
16.	Covenants:

Covenants to include the following applicable to the Borrower and its subsidiaries (subject to customary exceptions to be agreed), in each case, in form and substance reasonably satisfactory to the Company Parties, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors:

▪   Prompt notice of any event of default;

▪   Merger covenant;

▪   Limitations on indebtedness;

▪   Limitations on liens;

▪   Limitations on investments;

▪   Limitations on asset sales and other dispositions;

▪   Limitations on restricted payments (including any distributions on common equity);

▪   Limitations on affiliate transactions; and

▪   Other affirmative (including financial reporting) and negative covenants to be mutually agreed by the Company Parties, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors.

17.	Information Rights:	Information rights consistent with the Exit Term Loans.
18.	Events of Default:	Customary events of default to be mutually agreed by the Company Parties, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors, including, without limitations, the occurrence of a change of control of the Borrower or New HoldCo or similar event (other than any such change of control or similar event pursuant to the Plan) and cross-defaults to Convertible A Exit Notes, the Convertible B Exit Notes, and the Exit Term Loans. Upon an event of default, there shall be a customary increase in the Interest Rate per annum payable on demand.

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19.	Definitive Take Back Term Loan Documentation:	The definitive documentation governing or evidencing the Exit Term Loans (the “Definitive Take Back Term Loan Documentation”) shall include the Credit Agreement and all other usual and customary documents, agreements, legal opinions, and other supporting materials to execute the Take Back Term Loans, in each case, in form and substance reasonably satisfactory to the Borrower, the Required DIP Commitment Parties, and the Required Consenting First Lien Creditors.
20.	Governing Law:	The Definitive Take Back Term Loan Documentation shall be governed by and construed in accordance with the internal laws of the State of New York.

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Exhibit B

[Form of] Joinder

The undersigned (“Joinder Party”) hereby acknowledges that it has read and understands the Amended and Restated Restructuring Support Agreement, dated as of February 26, 2024 (as amended, amended and restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof, the “Agreement”), by and among the Company Parties and the Consenting Parties party thereto. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Agreement.

1.               Agreement to be Bound. The Joinder Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached hereto as Annex I (as the same has been or may hereafter be amended, supplemented, amended and restated, or otherwise modified from time to time in accordance with the provisions hereof). The Joinder Party shall hereafter be deemed to be a “Consenting Creditor” and a “Party” for all purposes under the Agreement and with respect to all Company Claims/Interests held such Joinder Party.

(a)             Representations and Warranties. The Joinder Party hereby makes the representations and warranties of the Parties and Consenting Creditors set forth in the Agreement to each other Party, including that such Joinder Party is not a Disqualified Party.

2.               Notice. The Joinder Party shall deliver an executed copy of this joinder agreement (the “Joinder”) to the Parties identified in Section 15.10 of the Agreement. Any notices to the Joinder Party shall be provided in accordance with Section 15.10 of the Agreement to the following address: [___________________].

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Date Executed: ______________________________

__________________________________________

Name:
Title:
Address:
E-mail address(es):

Aggregate Amounts Beneficially Owned or Managed on Account of:
First Lien Term Loans
Second Lien Revolving Loans
Second Lien Term Loans
Second Lien Notes
Third Lien Term Loans
Third Lien Notes
Unsecured Notes

Exhibit C

[Form of] Transfer Agreement

The undersigned (“Transferee”) hereby acknowledges that it has read and understands the Amended and Restated Restructuring Support Agreement, dated as of February 26, 2024 (as amended, amended and restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof, the “Agreement”), by and among the Company Parties and the Consenting Parties party thereto, including the transferor to the Transferee of any Company Claims/Interests (each such transferor, a “Transferor”), and agrees to be bound by the terms and conditions of the Agreement to the extent the Transferor was bound, and shall be deemed a “Consenting Creditor” and a “Party” under the terms of the Agreement.

The Transferee specifically agrees to be bound by the terms and conditions of the Agreement and makes all representations and warranties contained in the Agreement as of the date of the Transfer, including the agreement to be bound by the vote of the Transferor if such vote was cast before the effectiveness of the Transfer discussed in this Transfer Agreement.

This Transfer Agreement shall be governed by the governing law set forth in the Agreement.

Date Executed:

[TRANSFEREE]

______________________________________

Name:

Title:

Address:

E-mail address(es):

Date Executed: __________________________________

Aggregate Amounts Beneficially Owned or Managed on Account of:
First Lien Term Loans
Second Lien Revolving Loans
Second Lien Term Loans
Second Lien Notes
Third Lien Term Loans
Third Lien Notes
Unsecured Notes

Exhibit C

Liquidation Analysis

Liquidation Analysis

Introduction

Under the “Best Interests Test” set forth in section 1129(a)(7) of the Bankruptcy Code,1 the Bankruptcy Court may not confirm a chapter 11 plan unless the plan provides each holder of a claim or interest who does not otherwise vote in favor of the plan with property of a value, as of the effective date of the plan, that is not less than the amount that such holder would receive or retain if the debtor was liquidated under chapter 7 of the Bankruptcy Code. Accordingly, to demonstrate that the Debtors’ Plan satisfies the Best Interests Test, the Debtors, with the assistance of their professional advisors, have prepared this hypothetical liquidation analysis (this “Liquidation Analysis”) presenting recoveries that may be obtained by Holders of Claims and Interests upon a disposition of assets in a chapter 7 liquidation as an alternative to recoveries provided under the Plan.

This Liquidation Analysis sets forth an estimated range of recovery values for each Class of Claims and Interests upon disposition of the Debtors’ assets pursuant to a hypothetical chapter 7 liquidation. As illustrated by this Liquidation Analysis, no Holder of a Claim or Interest will receive or retain property under the Plan of a value that is less than such Holder would receive in a chapter 7 liquidation. Accordingly, and as set forth in greater detail below, the Debtors believe that the Plan satisfies the Best Interests Test.

This Liquidation Analysis presents information based on, among other things, the Debtors’ books and records, good-faith estimates regarding asset recoveries, and Claims arising in connection with liquidation under chapter 7 of the Bankruptcy Code. This Liquidation Analysis has not been examined or reviewed by independent accountants in accordance with standards promulgated by the American Institute of Certified Public Accountants. The determination of the proceeds from the liquidation of assets involves the use of estimates and assumptions. Although the Debtors consider the estimates and assumptions underlying this Liquidation Analysis to be reasonable under the circumstances, such estimates and assumptions are subject to business, economic, competitive, and other uncertainties and contingencies beyond the Debtors’ and their professional advisors’ control. Accordingly, the estimated results set forth in this Liquidation Analysis may not be realized if the Debtors were liquidated. Actual results in such a proceeding could vary materially from those presented herein, which could result in distributions to members of applicable Classes of Claims to differ from those set forth in this Liquidation Analysis.

This Liquidation Analysis is a hypothetical exercise that has been prepared for the sole purpose of presenting a reasonable, good-faith estimate of the proceeds that would be realized if the Debtors were liquidated in accordance with chapter 7 of the Bankruptcy Code as of the Conversion Date (as defined below). This Liquidation Analysis is not intended and should not be used for any other purpose, including determining the value of any distribution to be made on account of Allowed Claims under the Plan. No independent appraisals were conducted in preparing this Liquidation Analysis. This Liquidation Analysis does not purport to be a valuation of the Debtors’ assets in the context of a going-concern reorganization, and there may be a significant difference between the values and recoveries defined in this Liquidation

[1]	Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Disclosure Statement, to which this Liquidation Analysis is attached as Exhibit C, or the Plan attached to the Disclosure Statement as Exhibit A, as applicable.

Analysis and the values that may be realized in an actual liquidation. All assumptions made herein, including those made for purposes of the “higher recovery” scenario, are for purposes of this Liquidation Analysis only and are subject to change. The Debtors make no representations or warranties regarding the accuracy of the estimates and assumptions contained herein.

Nothing contained in this Liquidation Analysis is intended to be, or constitutes, a concession, admission, or allowance of any Claim by the Debtors. The actual amount or priority of Allowed Claims in the Chapter 11 Cases could materially differ from the estimated amounts set forth and used in this Liquidation Analysis. The Debtors reserve all rights to supplement, modify, or amend this Liquidation Analysis, including by changing the assumptions and analyses set forth herein, at any time.

The following Liquidation Analysis should be reviewed with the accompanying notes. The following table reflects this Liquidation Analysis on an aggregated basis for the Debtor entities.

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General Notes and Assumptions

This Liquidation Analysis has been prepared assuming that the Debtors hypothetically commence a liquidation under chapter 7 of the Bankruptcy Code as of September 1, 2024 (the “Conversion Date”).

Except as otherwise noted herein, the asset values reflected in this Liquidation Analysis are based upon the Debtors’ unaudited books and records as of February 29, 2024, adjusted to reflect forecasted operating results between March 1, 2024, and August 31, 2024.

This Liquidation Analysis includes estimated ranges of value for all assets where such estimates could reasonably be made under current facts and circumstances. The ranges utilized in this Liquidation Analysis include “lower” and “higher” estimates. There is no assurance that in an actual chapter 7 liquidation recoveries of any individual asset category or in total would be within the reflected range.

It is assumed that the Bankruptcy Court would appoint a chapter 7 trustee (the “Trustee”) on the Conversion Date to oversee the liquidation of the Debtors’ estates, during which process substantially all of the Debtors’ assets would be sold, abandoned, surrendered, or otherwise liquidated, as applicable, and the cash proceeds, net of liquidation-related costs, distributed in accordance with applicable law. These activities, together with claims reconciliation, dissolution of corporate entities, and other associated matters, have been estimated to require approximately 6 months to complete. While it is possible that the liquidation period could be extended, this would increase the risk of additional liquidation costs and reduce overall distributable proceeds and recoveries. Under section 704 of the Bankruptcy Code, a trustee must, among other duties, collect and convert the property of the estate as expeditiously (generally at distressed prices) as is compatible with the Best Interests Test.

Any available net proceeds would be allocated to the applicable Holders of Claims and Interests in accordance with section 726 of the Bankruptcy Code and the terms of the DIP Order (and in the event of any conflict, the terms of the DIP Order shall control). Under a chapter 7 liquidation, all secured claims are required to be satisfied from the proceeds of the collateral securing such claims before any such proceeds would be distributed to any other creditors, subject to the terms of the DIP Order, including the Unsecured Claims Reserve (as defined below), if any, and the Carve Out (as defined in the DIP Order). This Liquidation Analysis assumes the application of the rule of absolute priority of distributions with respect to the remaining proceeds of the Debtors. Under that rule, no junior creditor receives any distribution until all senior creditors are paid in full. The costs, expenses, and fees associated with the liquidation would be paid in full from the liquidation proceeds before the balance of the proceeds would be made available to pay chapter 11 administrative Claims, and then to pay priority Claims and then to pay unsecured Claims.

This Liquidation Analysis assumes that the Debtors would be liquidated in a jointly administered case. Except as otherwise noted herein, each Debtor is jointly and severally liable for each of the Carve-Out Claims, First Lien Claims, MLB Claims, DIP Claims, and the Junior Secured Funded Debt Claims (each as defined below). Because there is no scenario under this Liquidation Analysis in which all such Claims will be paid in full, this Liquidation Analysis is presented on a consolidated basis. For purposes of this Liquidation Analysis, the term “General Unsecured Claims” includes all Go-Forward Trade Claims. In addition, for purposes of illustrating recoveries resulting

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from the distribution of amounts held in the Unsecured Claims Reserve, this Liquidation Analysis assumes that all General Unsecured Claims are asserted against the Debtors on a consolidated basis. For the avoidance of doubt, the Plan does not provide for the substantive consolidation of the Debtors.

This Liquidation Analysis assumes that Claims related to administrative expenses (including professional fees), chapter 7 trustee expenses, and the Carve Out are allocated across the Debtors according to the percentage of asset recovery by each entity. Parties in interest may dispute that allocation. Any successful challenge to the allocation of the Claims described in this paragraph could materially alter recoveries shown in this Liquidation Analysis.

This Liquidation Analysis contains an estimate of the amount of certain Classes of Claims that may ultimately become Allowed Claims. The Debtors developed the estimate for each Class of Claims based on the Debtors’ continuing review of Claims filed in the Chapter 11 Cases, the Debtors’ books and records, and the Debtors’ schedules and statements. The Debtors also developed an estimate of additional Claims that would arise in a chapter 7 liquidation. Accordingly, this analysis should not be relied on for any other purpose, including determining the value of any distribution to be made on account of Allowed Claims under the Plan. Moreover, the Claims filed against the Debtors’ Estates have not been fully evaluated by the Debtors and no order or finding has been entered or made by the Bankruptcy Court estimating or otherwise fixing the amount of any Claims at the projected amounts of Allowed Claims set forth in this Liquidation Analysis. Thus, the actual amount of Allowed Claims could differ materially from the amount of Allowed Claims estimated herein.

This Liquidation Analysis does not include estimates for the tax consequences that may be triggered upon the liquidation of the Debtors in the manner described above.

This Liquidation Analysis assumes that all asset proceeds and creditor recoveries are at nominal amounts and does not consider the discounting of values over time (except for the depreciation of PP&E (as defined below)). The discounting of values would result in lower recoveries to stakeholders than those presented.

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Specific Notes to this Liquidation Analysis

ILLUSTRATIVE FIRST LIEN ASSETS AND RECOVERY

1.	Cash and Cash Equivalents

The Debtors’ estimated cash balance (excluding cash held at non-Debtor entities, including the Bally JVs and DSPV) as of the Conversion Date is $146 million. This Liquidation Analysis assumes 100% of the estimated cash balance is available for distribution in the higher recovery estimate and 90% in the lower recovery estimate, to account for potential negative variances in cash flows from operations prior to the Conversion Date.

2.	Accounts Receivable

The Debtors’ estimated accounts receivable balance as of the Conversion Date is approximately $312 million. Accounts receivable are primarily comprised of distribution / affiliate revenue receivables due from MVPDs, advertising revenue receivables due from advertising agencies, and DTC revenue from streaming service counterparties.

The February 29, 2024, accounts receivable balance includes $105 million of Other A/R. “Other A/R” is primarily comprised of DSPV-related accounting entries related to the Debtors’ Prepetition A/R Loan Facility. These accounts receivable are not collectible and, as a result, are excluded from the Debtors’ estimated accounts receivable balance as of the Conversion Date. The estimated value of the Debtors’ equity interest in DSPV is included later in this Liquidation Analysis under “Equity Investments – SPV.”

Recovery estimates for accounts receivable were made at the sub-classification level and considered factors such as counterparty, aging, concentration, and potential offsets resulting in a blended lower recovery estimate of 43% and a higher recovery estimate of 68%:

3.	Prepaid Assets and Other Current Assets

The Debtors’ estimated book balance for prepaid expenses and other current assets as of the Conversion Date is approximately $33 million. The balance includes prepayments for insurance premiums, lease obligations, DTC marketing-related deposits, and other current assets.

The Debtors estimate a recovery of prepaid expenses and deposits between 7% and 24% in aggregate, based on a review of the nature and the amounts of the component balances as of February 29, 2024.

4.	Property, Plant & Equipment (“PP&E”)

The Debtors’ estimated PP&E book value as of the Conversion Date is approximately $48 million. PP&E primarily consists of production equipment, computer hardware, and leasehold improvements.

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Production equipment and computer hardware are assumed to yield net recoveries of 0% to 5% of net book value, based on a review of the nature and the amount of the component balances on February 29, 2024. No recovery is assumed for leasehold improvements or other PP&E.

In aggregate, the Debtors assume a lower recovery estimate of 0% and a higher recovery estimate of 4% for PP&E.

Subject to the terms and conditions of the Sinclair Settlement Order, if the Debtors wind down any of their business operations in a liquidation, Sinclair may, at no cost to Sinclair, acquire any residual assets unless the Debtors have received a bona fide offer(s) to acquire such assets.

5.	Rights of Use, Customer Relationships, and Other Definite-Lived Intangible Assets

The Debtors’ estimated book value as of the Conversion Date is approximately $2.2 billion. These are all considered non-saleable, intangible assets with no value in a liquidation.

6.	Equity Investments and Other Assets

The Debtors’ estimated book value for these assets as of February 29, 2024 is approximately $416 million.

“Equity Investments – SPV” includes the Debtors’ 100% equity interest in DSPV, which was the borrower under the Debtors’ Prepetition A/R Loan Facility. The Prepetition A/R Loan Facility was terminated on March 14, 2024, and the remaining cash balance as of March 14, 2024, of approximately $51 million held by DSPV was transferred to an escrow account in DSPV’s name held at Wilmington Trust, National Association. Estimated recoveries from this asset include an illustrative distribution of 100% of the cash held in the escrow account in DSPV’s name.

“Equity Investments – Majority-Owned JVs” includes the Debtors’ majority equity interests in non-Debtor joint ventures (i.e., the Bally JVs). In the absence of operational and business support from the Debtors, it is assumed that all of the Bally JVs would undertake parallel liquidations, under which the proceeds of such liquidations would be distributed in accordance with the priority of claims and ownership on an entity-by-entity basis. It is assumed that claims exceed the asset recoveries at each of the Bally JVs and, as a result, no recovery is assumed from these equity interests.

“Equity Investments – Minority-Owned JVs (Excluding YES)” includes the Debtors’ non-majority equity interests in Marquee and Mobile Television Group.

Marquee – Subject to the terms and conditions of the Sinclair Settlement Order, Sinclair retains the right to cause another party to acquire Diamond’s interest in the Marquee Sports Network. This Liquidation Analysis assumes that Sinclair exercises such right and, as a result, no proceeds therefrom have been included in this Liquidation Analysis.

Mobile Television Group – Subject to the terms of the Sinclair Settlement Order, and applicable law, if the Debtors wind down any of their business operation in a liquidation,

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Sinclair may, at no cost to Sinclair, acquire any residual assets unless the Debtors have received a bona fide offer(s) to acquire such assets. Given the uncertainty of the Debtors’ ability to sell their interest in Mobile Television Group, along with the terms in the Sinclair Settlement Order, no proceeds related to Mobile Television Group have been included in this Liquidation Analysis.

“Equity investments – Minority-owned JVs (YES)”: The potential value of the Debtors’ interests in Red Seam Holdings LLC (the “YES Adequate Assurance Collateral”) has not been determined. For illustrative purposes, this Liquidation Analysis includes an estimated book value of $115 million for the YES Adequate Assurance Collateral. The estimated book value is based on the aggregate principal amount of Convertible B Exit Notes that would be issued on the Effective Date if the Plan is consummated, which would be secured by the YES Adequate Assurance Collateral. The Debtors assume a lower recovery of 85% and a higher recovery of 100% of the illustrative estimated book value of the YES Adequate Assurance Collateral.

•	Proceeds of the Debtors’ minority equity interest in YES are (a) first used to satisfy the Carve-Out Claims, (b) second used to satisfy the First Lien Adequate Protection Superpriority Claims (as defined in the DIP Order) (up to $100 million), (c) third used to satisfy the MLB Claims (as defined below), (d) fourth available to satisfy the remaining First Lien Adequate Protection Superpriority Claims (if any), (e) fifth available to satisfy the DIP Claims, and (f) sixth available to satisfy other creditor claims assuming application of the rule of absolute priority.
•	For illustrative purposes, the proceeds of the YES Adequate Assurance Collateral are presented in this Liquidation Analysis as available to satisfy the MLB Claims because the Carve-Out Claims and the First Lien Claims are estimated to recover in full from other asset classes.
7.	Litigation Claims

As further described in the Disclosure Statement, the Debtors commenced the Adversary Proceedings against SBG, certain of SBG’s affiliates and related individuals, Bally’s, and JPM, which Adversary Proceedings were subsequently settled pursuant to the Sinclair Settlement Order. This Liquidation Analysis assumes that the Debtors receive $495 million in aggregate cash proceeds pursuant to the Sinclair Settlement Order.

The amount included in the “Litigation Claims, net proceeds available” in this Liquidation Analysis reflects the total amount due from Sinclair as Unencumbered Sinclair-Related Litigation Collateral (as defined in the MLB Adequate Assurance Order) and the Encumbered Sinclair-Related Litigation Collateral (i.e., all proceeds of the Sinclair-Related Litigations received by the Debtors that are not Unencumbered Sinclair-Related Litigation Collateral) pursuant to the terms of the Sinclair Settlement Order, assuming Sinclair does not exercise its option to extend the deadline for making such payment.

•	Net Proceeds from the Encumbered Sinclair-Related Litigation Collateral are (a) first used to satisfy the Carve-Out Claims, (b) second used to satisfy the First Lien Claims, (c) third
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used to satisfy the MLB Claims, (d) fourth available to satisfy the DIP Claims, and (e) fifth available to satisfy other creditor claims assuming application of the rule of absolute priority.

•	Net Proceeds from the Unencumbered Sinclair-Related Litigation Collateral are (a) first used to satisfy the Carve-Out Claims, (b) second used to satisfy the First Lien Adequate Protection Superpriority Claims (up to $100 million), (c) third used to satisfy the MLB Claims, (d) fourth available to satisfy the remaining First Lien Adequate Protection Superpriority Claims (if any), (e) fifth available to satisfy the DIP Claims, and (f) sixth available to satisfy other creditor claims assuming application of the rule of absolute priority.
8.	Chapter 7 Wind-Down Expenses

Wind-down expenses are assumed to consist primarily of the ordinary course general and administrative costs that would be required to liquidate the Debtors’ businesses during a 6-month wind-down period after the Conversion Date. Expenses would primarily include wind-down employee compensation, insurance, and costs associated with the dissolution of corporate entities.

All estimated post-petition accounts payable and accrued expenses (with the exception of professional fees included in the Carve-Out Claims below) as of the Conversion Date are assumed to be Administrative Claims and thus not treated as wind-down expenses or otherwise deducted for purposes of deriving “net proceeds available” in this Liquidation Analysis.

9.	Chapter 7 Wind-down Professional Fees

Professional fees include estimates for advisors supporting the chapter 7 proceeding.

10.	Chapter 7 Trustee Fees

Trustee fees are assumed to be 3% of liquidation proceeds realized, including cash and cash equivalents, pursuant to sections 326 and 330 of the Bankruptcy Code.

11.	Carve-Out Claims

The Debtors’ DIP Order [Docket No. 1834] permits the carve-out of certain statutory fees and allowed professional fees of the Debtors and any committee appointed in the chapter 11 cases pursuant to section 1103 of the Bankruptcy Code (the “Carve-Out Claims”). The Carve-Out Claims include estimated incurred but unpaid professional and trustee fees through the Conversion Date.

12.	First Lien Claims

The First Lien Claims consist of the principal amount, unpaid interest, fees, premiums, and all other obligations, amounts, and expenses arising under or in connection with the First Lien Credit Agreement (as defined in the DIP Order) (the “First Lien Claims”).

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Pursuant to the DIP Order, in the event of a liquidation, the First Lien Claims are capped at $637 million of outstanding principal and interest (“Wind Down Claim Cap”) including, without limitation, any asserted deficiency claims, make-whole claims, diminution in value claims, and recharacterization claims.

Pursuant to the DIP Order, the Wind Down Claim Cap is reduced by the aggregate amount of interest paid as adequate protection payments to the holders of the First Lien Claims after October 2, 2023, through the Conversion Date, and the First Lien Paydown (as defined in the DIP Order) of $350 million, which was paid by the Debtors on February 28, 2024. Accordingly, the First Lien Claims as of the Conversion Date is estimated to be approximately $230 million.

Pursuant to the DIP Order, subject to the Carve-Out Claims, the Assumption Orders (as defined in the DIP Order), and the MLB Adequate Assurance Order, the First Lien Adequate Protection Superpriority Claims shall not be junior or pari passu to any claims and shall have priority over all administrative expense claims and other claims against each of the Debtors, now existing or hereafter arising, of any kind or nature whatsoever, including, without limitation, administrative expense claims of the kinds specified in or ordered pursuant to sections 105, 326, 328, 330, 331, 365, 503(a), 503(b), 506(c), 507(a), 507(b), 546(c), 726, 1113, and 1114 of the Bankruptcy Code.

Finally, pursuant to the Priorities Annex (as defined in the DIP Order), the First Lien Claims are senior to the DIP Superpriority Claims (as defined in the DIP Order).

ILLUSTRATIVE MLB CLAIMS AND RECOVERY

13.	MLB Security Deposit

As further described in the MLB Adequate Assurance Order, the Debtors deposited $20 million in a segregated account held by the Debtors for the exclusive benefit of the Clubs (as defined in the MLB Adequate Assurance Order).

Pursuant to the MLB Adequate Assurance Order and the DIP Order, prior to the end of the 2024 MLB Season (as defined in the MLB Adequate Assurance Order), the Debtors shall not use the MLB Security Deposit for any purpose other than satisfying any allowed MLB Superpriority Administrative Expense Claim or MLB JV Claim (each as defined in the MLB Adequate Assurance Order).

14.	MLB Claims

The MLB Superpriority Administrative Expense Claims and MLB JV Claims (collectively, the “MLB Claims”) include all outstanding and unpaid telecast rights payments related to the 2024 MLB Season owed to the Clubs whose telecast rights agreements are with the Debtors or Bally JVs, subject to reduction for any mitigation of damages set forth in the MLB Adequate Assurance Order. The estimated claim balance includes all unpaid telecast rights payments for the 2024 MLB Season due on or after August 31, 2024, and, for the purposes of this analysis, includes no mitigation. The estimated claim balance also includes the maximum amount of performance bonuses that may be payable by the Debtors to the applicable Clubs for the 2024 MLB Season, all

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or a portion of which may not be payable subject to the applicable Clubs’ performance in the 2024 MLB Season.

Pursuant to the MLB Adequate Assurance Order, the MLB Superpriority Administrative Expense Claims are entitled to superpriority administrative expense claim status under section 507 of the Bankruptcy Code. The MLB Claims (including both the MLB Superpriority Administrative Expense Claims and MLB JV Claims) are secured by the MLB Liens (as defined in the MLB Adequate Assurance Order). With respect to the MLB Security Deposit, the MLB Liens are senior to all other liens. With respect to the YES Adequate Assurance Collateral and the Unencumbered Sinclair-Related Litigation Collateral, the MLB Liens are subordinate to the Carve-Out Claims and the First Lien Adequate Protection Superpriority Claims (up to $100 million) but are senior to all other claims. The MLB Superpriority Administrative Expense Claims are otherwise subordinate to the Carve-Out Claims and rank pari passu with each of the First Lien Adequate Protection Superpriority Claims and the DIP Superpriority Claims.

ILLUSTRATIVE DIP CLAIMS, JUNIOR SECURED FUNDED DEBT CLAIMS, AND GENERAL UNSECURED CLAIMS, UNSECURED CLAIMS RESERVE, AND OTHER ASSETS AND RECOVERIES

15.	DIP Claims

The estimated DIP Claims (excluding any DIP Claims on account of the DIP MOIC) on the Conversion Date are $534 million. The claim balance includes outstanding principal amount, unpaid interest, the DIP Commitment Premium Claims, and all other obligations, amounts, and expenses arising under or in connection with the DIP Credit Agreement, excluding the DIP MOIC. Holders of DIP Claims (excluding any DIP Claims on account of the DIP MOIC) are estimated to receive an 88% recovery in the lower recovery estimate and a 100% recovery in the higher recovery estimate.

Pursuant to the DIP Order, the Debtors shall not make any payment on account of the DIP MOIC unless the Unsecured Claims Reserve has been funded by the Debtors. This Liquidation Analysis therefore assumes that no distributions will be made on account of the DIP MOIC unless and until Holders of Allowed General Unsecured Claims have received distributions from the Unsecured Claims Reserve.

Pursuant to the DIP Order, the DIP Claims (i) are subordinate and subject in right of payment to the First Lien Claims up to the Wind Down Claim Cap in all respects and (ii) are subordinate to the MLB Claims with respect to the MLB Security Deposit, the YES Adequate Assurance Collateral, and the Unencumbered Sinclair-Related Litigation Collateral.

16.	General Unsecured Claims; Unsecured Claims Reserve

Pursuant to the DIP Order, in the event the Debtors are unable to satisfy all administrative expenses under section 503(b) of the Bankruptcy Code in connection with a chapter 11 plan, which is the outcome reflected by this Liquidation Analysis, the Debtors must fund a reserve (the “Unsecured Claims Reserve”) in an amount equal to the lesser of (a) a dollar amount equal to a 6% cash

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recovery on an aggregate basis on account of all Allowed General Unsecured Claims and (b) $13 million.2 This Liquidation Analysis assumes that the amount to be funded into the Unsecured Claims Reserve is estimated to be approximately $12.7 million, which is 6% of the $212 million, the estimated Allowed General Unsecured Claims.

For illustrative purposes, (i) in the lower recovery estimate in this Liquidation Analysis, the funds in the Unsecured Claims Reserve are presented as not available to satisfy any Allowed General Unsecured Claims as the remaining assets of the Debtors are not sufficient to satisfy the DIP Claims (other than the DIP MOIC) in full (and the deficiency is larger than the full amount of the Unsecured Claims Reserve), and (ii) in the higher recovery estimate in this Liquidation Analysis, the full amount of the funds in the Unsecured Claims Reserve are presented as available to satisfy the Allowed General Unsecured Claims because the First Lien Claims and DIP Claims (other than the DIP MOIC) are estimated to recover in full from other asset classes. Accordingly, in the event the Unsecured Claims Reserve is the sole source of recovery, Holders of Allowed General Unsecured Claims are estimated to receive no recovery in the lower recovery estimate and receive a 6% recovery in the higher recovery estimate.

For the avoidance of doubt, Unsecured Notes Claims are not included in General Unsecured Claims. Other than the Unsecured Claims Reserve, Allowed General Unsecured Claims would rank pari passu with the Unsecured Notes Claims.

For the avoidance of doubt, nothing contained in this analysis is intended to be, or constitutes, a concession, admission, or allowance of any General Unsecured Claims by the Debtors, and any values set forth herein are for illustrative purposes only.

17.	DIP MOIC

Pursuant to the DIP Order, the aggregate amount of the DIP MOIC is equal to 0.4 multiplied by the total principal amount of DIP Loans less the aggregate amount received by the DIP Lenders in cash on account of payments of cash interest on the DIP Loans. Pursuant to the DIP Order, the Unsecured Claims Reserve must be funded by the Debtors before the Debtors may distribute any cash on account of the DIP MOIC. The aggregate amount of Claims on account of the DIP MOIC is estimated to be approximately $168.5 million for the purposes of this Liquidation Analysis. Holders of Claims on account of the DIP MOIC are estimated to receive no recovery in the lower recovery estimate and receive a 26% recovery in the higher recovery estimate.

[2]	The DIP Order provides for the following priorities of distribution with respect to amounts funded into the Unsecured Claims Reserve: The Unsecured Claims Reserve shall not be distributed to Holders of Allowed General Unsecured Claims until (x) Payment in Full (as defined in the DIP Order) of the First Lien Claims and (y) all DIP Claims (other than the DIP MOIC) have been paid in cash. If the Debtors have no other sources of cash or monetizable assets to provide for the Payment in Full of the First Lien Claims, the Debtors may use all or a portion of the Unsecured Claims Reserve to satisfy First Lien Claims. After Payment in Full of the First Lien Claims, if the Debtors have no other sources of cash or monetizable assets to provide for payment of all DIP Claims (other than the DIP MOIC) in cash, the Debtors may use all or a portion of the Unsecured Claims Reserve to satisfy the DIP Claims (other than the DIP MOIC).

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18.	Junior Secured Funded Debt Claims

The “Junior Secured Funded Debt Claims” consist of the Second Lien Claims and the Third Lien Claims, as described below. This Liquidation Analysis concludes that Holders of Junior Secured Funded Debt Claims will receive no recovery in a hypothetical chapter 7 liquidation.

•	Second Lien Revolving Loan Claims are allowed in the aggregate amount of $230,205,129.51;
•	Second Lien Term Loan Claims are allowed in the aggregate amount of $3,234,860,037.30;
•	Second Lien Notes Claims are allowed in the aggregate amount of $3,134,954,571.84;
•	Third Lien Term Loan Claims are allowed in the aggregate amount of $4,194,855.45; and
•	Third Lien Notes Claims are allowed in the aggregate amount of $10,530,821.04.
19.	Other Secured Claims

This Liquidation Analysis concludes that Holders of Other Secured Claims will receive no recovery in a hypothetical chapter 7 liquidation.

The Company does not anticipate there to be any allowed Other Secured Claims.

20.	Administrative Claims

Administrative Claims include post-petition accounts payable and accrued expenses, including estimated severance for terminated employees prior to the Conversion Date. This Liquidation Analysis concludes that, except as otherwise specifically described herein, Holders of Administrative Claims will receive no recovery in a hypothetical chapter 7 liquidation.

21.	Other Priority Claims

This Liquidation Analysis concludes that Holders of Other Priority Claims will receive no recovery in a hypothetical chapter 7 liquidation.

22.	Unsecured Notes Claims

This Liquidation Analysis concludes that Holders of Unsecured Notes Claims will receive no recovery in a hypothetical chapter 7 liquidation.

Note that, after the receipt of recovery from the Unsecured Claims Reserve (if any), Allowed General Unsecured Claims rank pari passu with the Unsecured Notes Claims.

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23.	Intercompany Claims

This Liquidation Analysis concludes that Holders of Intercompany Claims will receive no recovery in a hypothetical chapter 7 liquidation.

24.	Intercompany Interests

This Liquidation Analysis concludes that Holders of Intercompany Interests will receive no recovery in a hypothetical chapter 7 liquidation.

25.	Existing Equity Interests

This Liquidation Analysis concludes that Holders of Existing Equity Interests will receive no recovery in a hypothetical chapter 7 liquidation.

Conclusion

The Debtors have determined, as summarized in the above analysis, that upon the effective date of the Plan, the Plan will provide all Holders of Claims with a recovery (if any) that is not less than what such Holders would receive pursuant to a hypothetical liquidation of the Debtors under chapter 7 of the Bankruptcy Code, and as such believe that the Plan satisfies the requirements of section 1129(a)(7) of the Bankruptcy Code.

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Exhibit D

Financial Projections

Financial Projections

The Debtors’ management (“Management”)1 prepared the following financial projections for the Reorganized Debtors (collectively, the “Financial Projections”) to provide parties in interest, including Holders of Claims who may be entitled to vote to accept or reject the Plan, with information about the future performance of the Debtors’ operations. As of the date hereof, and as more fully described in the Disclosure Statement, the Debtors remain in negotiations with various commercial counterparties, including MVPD partners, the NBA, and the NHL, among others, regarding go-forward arrangements. The Financial Projections reflect, among other things, the terms of the recently renewed Charter agreement and the potential outcomes of the ongoing negotiations with the Debtors’ team, league, and MVPD partners, as well as assumptions around naming rights, advertising sales, and DTC growth. Accordingly, the Financial Projections remain subject to update following completion of such negotiations.

The Financial Projections were prepared in good faith and reflect Management’s estimate of the expected consolidated financial position, results of operations, and cash flows for the Reorganized Debtors after the transactions contemplated by the Plan for 2024 through 2026 (the “Projection Period”). For the purposes of the Financial Projections, the Effective Date is assumed to be September 1, 2024 (the “Assumed Effective Date”). The Financial Projections take into account the estimated effects on the deleveraging and capitalization of the Debtors as set forth in the Plan.

The Financial Projections reflect Management’s judgment of expected future operating, business, and financial conditions, which are subject to change. Although the Debtors have prepared the Financial Projections in good faith and believe the assumptions to be reasonable, it is important to note that the Debtors can provide no assurance that such assumptions will be realized. All estimates and assumptions shown within the Financial Projections were developed by Management. The Financial Projections have not been audited or reviewed by independent accountants. The assumptions disclosed herein are those that Management believes to be significant to the Financial Projections. Although Management is of the opinion that these assumptions, when considered on an overall basis, are reasonable under the current circumstances and expectations, such assumptions are subject to significant uncertainties, such as changes in customer demand and consumer preferences, successful implementation of cost-cutting and growth plans, laws and regulations, interest rates, inflation, and other economic factors affecting the Reorganized Debtors’ business, and no assurance can be given that the Financial Projections will be realized. Despite efforts to foresee and plan for the effects of changes in these circumstances, the impact cannot be predicted with certainty. Consequently, actual financial results could vary significantly from projected results. The Financial Projections should not be regarded as an expressed or implied representation or warranty by the Debtors, the Reorganized Debtors, or any other person as to the fairness, accuracy, correctness, completeness, or reliability of the information, opinions, or conclusions expressed in the Financial Projections.

The Financial Projections have been prepared on a consolidated basis.

[1]	Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Disclosure Statement, to which these Financial Projections are attached as Exhibit D, or the Plan attached to the Disclosure Statement as Exhibit A, as applicable.

Management continues to review treatment and planning strategies for U.S. federal, state, and foreign income tax purposes. The Financial Projections set forth herein assume no tax liabilities due to such ongoing review. Actual treatment and realization of planning strategies may vary materially, resulting in substantially greater tax liabilities for the Debtors than is set forth in the Financial Projections.

The Financial Projections, including the underlying assumptions, should be carefully reviewed in evaluating the Plan. The significant assumptions used in the preparation of the Financial Projections are stated below. The Financial Projections assume that the Debtors will emerge from chapter 11 on the Assumed Effective Date. The Financial Projections should be read in conjunction with (i) the Disclosure Statement, including any of the exhibits thereto or incorporated references therein, as well as the risk factors set forth in Article VIII therein, and (ii) the significant assumptions, qualifications, and notes set forth below. In deciding whether to vote to accept or reject the Plan, Holders of Claims must make their own determinations as to the reasonableness of such assumptions.

The Financial Projections were not prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, or the rules and regulations of the Securities and Exchange Commission. Furthermore, the Financial Projections have not been audited, reviewed, or subjected to any procedures designed to provide any level of assurance by the Debtors’ independent public accountants. While presented with numerical specificity, the Financial Projections are based upon a variety of estimates and assumptions which, although developed and considered reasonable by Management, may not be realized and are subject to significant business, economic, and competitive uncertainties and contingencies, many of which are inherently difficult to predict and beyond the control of Management. These uncertainties include, among other things, the ultimate outcome and contents of a confirmed plan of reorganization and the timing of the confirmation of such plan. As noted above, the Financial Projections have also been developed while the Debtors remain in negotiations regarding material go-forward contractual arrangements, which may affect the Financial Projections in a material and possibly adverse or positive manner. Consequently, the Financial Projections should not be regarded as a representation or warranty by the Debtors, or any other person, as to the accuracy of the Financial Projections or that the Financial Projections will be realized. Moreover, the Financial Projections are subjective in many respects, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and future developments. Actual results may vary materially from those presented in the Financial Projections.

The Debtors do not, as a matter of course, publish or disclose their financial projections. Accordingly, the Debtors disclaim any obligation to, (a) furnish updated Financial Projections to Holders of Claims at any time in the future, (b) include updated information in any documents that may be required to be filed with the Bankruptcy Court or the Securities and Exchange Commission, or (c) otherwise make updated information or Financial Projections publicly available.

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Summary of General Assumptions

The Financial Projections reflect numerous assumptions concerning the anticipated future performance of the Reorganized Debtors, some of which may not materialize, including, without limitation, assumptions concerning: (a) the timing of confirmation and consummation of the Plan in accordance with its terms; (b) the anticipated future performance of the Reorganized Debtors, including, without limitation, the Reorganized Debtors’ ability to maintain or increase revenue and gross margins, control future operating expenses, or make necessary capital expenditures; (c) general business and economic conditions; (d) overall industry performance and trends, including related to subscriber “churn” in the traditional linear cable and satellite business; and (e) the Reorganized Debtors’ ability to grow their DTC product, including through their partnership with Amazon. The Financial Projections also make assumptions regarding the Debtors’ ongoing negotiations with their team, league, and MVPD partners on go-forward arrangements as well as the Debtors’ ongoing process to sell their naming rights to rebrand their RSNs.

The Financial Projections assume that the Plan will be consummated on September 1, 2024, and the Debtors will emerge from chapter 11 at that time, although there can be no assurance as to when the Effective Date will actually occur, and that the Reorganized Debtors will continue to conduct their post-emergence operations substantially similar to their current business. The Financial Projections have been prepared using accounting policies that are consistent with those applied in the Debtors’ historical financial statements. The Financial Projections, however, are unaudited and do not purport to represent financial statements prepared in accordance with accounting principles generally accepted in the United States, and are not intended to fully reconcile to the consolidated financial statements prepared by the Debtors. The Financial Projections assume working capital accounts, including accounts receivable, inventories, prepaid expenses, accounts payable, and accrued expenses continue to perform in line with historical activity.

Revenues include projected receipts from MVPDs and vMVPDs, the Debtors’ DTC business, and ad sales. As described in the Disclosure Statement, on April, 3, 2024, the Debtors announced that they had successfully reached a multi-year renewal of their distribution agreement with Charter, one of their key MVPD partners, and are currently engaged with DIRECTV, Comcast, Cox, and others regarding longer-term distribution deals. The Financial Projections reflect, among other things, the terms of the renewed Charter agreement, the actual contractual terms of the Debtors’ existing agreements with their other MVPD partners through their current applicable terms, as well as the potential outcomes of the ongoing negotiations with such MVPD partners regarding the contractual terms throughout the Projection Period. With respect to linear revenues, the Financial Projections assume certain customer churn rates over the Projection Period. With respect to the Reorganized Debtors’ DTC business, the Financial Projections assume that the Reorganized Debtors’ partnership with Amazon would be launched in October 2024, with the start of the 2024-2025 NBA and NHL seasons. There is no guaranty that the assumptions made in the Financial Projections in connection with the Debtors’ go-forward arrangements with their MVPD partners will materialize. Thus, the projected revenues remain subject to change following finalization of such negotiations.

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Operating expenses include production costs, sports rights payments, and other variable operating expenses, including costs associated with implementing the separation from Sinclair contemplated by the Plan. As described in the Disclosure Statement, the Debtors are currently engaged with the NBA, the NHL, and certain of their teams regarding the go-forward treatment of their contracts. The Financial Projections reflect, among other things, the potential outcomes of the ongoing negotiations with their team and league partners. There is no guaranty that the assumptions made in the Financial Projections in connection with the Debtors’ go-forward arrangements with their team and league partners will materialize. Thus, the projected operating expenses remain subject to change following finalization of such negotiations.

The Financial Projections assume a post-emergence capital structure as of the Assumed Effective Date consisting of $200 million in aggregate principal amount of Take Back Term Loans, $115 million in aggregate principal amount of Convertible B Exit Notes, and $125 million in loans outstanding under the New A/R Facility. The Financial Projections assume the Litigation Proceeds Condition will be met and no Convertible A Exit Notes or Exit Term Loans will be issued. The Take Back Term Loans are assumed to have a four-year maturity. The Convertible B Exit Notes are assumed to have a two-year maturity2. The New A/R Facility is assumed to have a three-year maturity. Interest expense for the Take Back Term Loans is assumed to be 11.5% per annum cash interest. Interest expense for the Reorganized Debtors’ Convertible B Exit Notes is assumed to be 6.25% per annum cash interest. The Financial Projections assume no Investment Option will be exercised.

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[2]	Assumes the six-month maturity extension option on Convertible B Exit Notes is exercised, resulting in the Convertible B Exit Notes remaining outstanding from the Assumed Effective Date through the duration of the Projection Period.

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UNAUDITED PROJECTED BALANCE SHEET

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UNAUDITED PROJECTED INCOME STATEMENT

6

UNAUDITED PROJECTED STATEMENT OF CASH FLOWS

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Exhibit E

Valuation Analysis

Valuation Analysis1

THE VALUATION INFORMATION CONTAINED HEREIN IS NOT A PREDICTION OR GUARANTEE OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN. THIS VALUATION IS PRESENTED SOLELY FOR THE PURPOSE OF PROVIDING ADEQUATE INFORMATION AS REQUIRED BY SECTION 1125 OF THE BANKRUPTCY CODE TO ENABLE THE HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN TO MAKE AN INFORMED JUDGMENT ABOUT THE PLAN AND SHOULD NOT BE USED OR RELIED UPON FOR ANY OTHER PURPOSE, INCLUDING THE PURCHASE OR SALE OF CLAIMS AGAINST OR INTERESTS IN THE DEBTORS.

At the Debtors’ request, Moelis & Company LLC (“Moelis”) performed a valuation analysis to estimate the enterprise value of the Reorganized Debtors (the “Enterprise Value”) on a going concern basis.

The valuation analysis set forth herein (this “Valuation Analysis”) is based on information as of April 15, 2024, and is based on the business plan prepared by the Debtors’ management.

Based upon and subject to the review and analysis described herein, and subject to the assumptions, limitations and qualifications described herein, Moelis’ view, as of April 15, 2024, was that the Enterprise Value of the Reorganized Debtors, as of an assumed valuation date, for purposes of Moelis’ valuation analysis, of September 1, 2024 (the “Assumed Valuation Date”), would be in a range between $725 million and $1,750 million. This analysis is based on the Debtors’ management’s assumption that the Reorganized Debtors will emerge with approximately $172 million of net debt on the balance sheet as of the Assumed Effective Date. After adjusting for net debt, the implied equity value (the “Equity Value”) would be in a range between $553 million and $1,578 million.

Moelis’ views are necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Moelis as of the date of its analysis (April 15, 2024). It should be understood that, although subsequent developments may affect Moelis’ views, Moelis does not have any obligation to update, revise, or reaffirm its analysis or its estimate.

Moelis’ analysis is based, at the Debtors’ direction, on a number of assumptions, including, among other assumptions, that (i) the Debtors will be reorganized in accordance with the Plan, which will be effective on the Assumed Valuation Date, (ii) the Reorganized Debtors will achieve the results set forth in the Debtors’ management’s financial projections attached as Exhibit D to the Disclosure Statement (the “Financial Projections”) for 2024 through 2026 (the “Projection Period”) provided to Moelis by the Debtors,2 (iii) the Reorganized Debtors’ capitalization and

[1]	Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Disclosure Statement, to which this Valuation Analysis is attached as Exhibit E, or the Plan attached to the Disclosure Statement as Exhibit A, as applicable.
[2]	Notwithstanding the use of the Financial Projections for purposes of this Valuation Analysis, the Valuation Analysis and the Financial Projections are qualified in their entirety by the notes set forth in the Financial Projections and the Disclosure Statement.

available cash will be as set forth in the Plan and this Disclosure Statement, and (iv) the Reorganized Debtors will be able to obtain all future financings, on the terms and at the times, necessary to achieve the results set forth in the Financial Projections. Moelis makes no representation as to the achievability or reasonableness of such assumptions. In addition, Moelis assumed that there will be no material change in economic, monetary, market, and other conditions as in effect on, and the information made available to Moelis, as of the Assumed Valuation Date.

Moelis assumed, at the Debtors’ direction, that the Financial Projections prepared by the Debtors’ management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Debtors’ management as to the future financial and operating performance of the Reorganized Debtors. The future results of the Reorganized Debtors are dependent upon various factors, many of which are beyond the control or knowledge of the Debtors, and consequently are inherently difficult to project. The Reorganized Debtors’ actual future results may differ materially (positively or negatively) from the Financial Projections and, as a result, the actual enterprise value and/or equity value of the Reorganized Debtors may be materially higher or lower than the estimated range herein. Among other things, failure to consummate the Plan in a timely manner may have a materially negative impact on the enterprise value and/or equity value of the Reorganized Debtors.

The estimated Enterprise and Equity Values set forth above represent hypothetical enterprise and equity values of the Reorganized Debtors as the continuing operators of the business and assets of the Debtors, after giving effect to the Plan, based on consideration of certain valuation methodologies as described below. The estimated Enterprise and Equity Values do not purport to constitute an appraisal or necessarily reflect the actual market values that might be realized through a sale or liquidation of the Reorganized Debtors, their securities or their assets, which may be materially higher or lower than the estimated value ranges herein. The actual value of an operating business such as the Reorganized Debtors’ business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in various factors affecting the financial condition and prospects of such a business.

In conducting its analysis, Moelis, among other things: (i) reviewed certain publicly available business and financial information relating to the Reorganized Debtors that Moelis deemed relevant (i.e. historical filings, court filings, cleansed information as part of the current chapter 11 process, etc.); (ii) reviewed the Financial Projections furnished to Moelis by the Debtors; (iii) reviewed the capitalization of the Reorganized Debtors; (iv) conducted discussions with members of senior management and representatives of the Debtors concerning the matters described in clauses (i) and (iii) of this paragraph, as well as their views concerning the Debtors’ business and prospects before giving effect to the Plan, and the Reorganized Debtors’ business and prospects after giving effect to the Plan; (v) reviewed publicly available financial and stock market data for certain other companies in lines of business that Moelis deemed relevant; (vi) reviewed publicly available financial data for certain transactions that Moelis deemed relevant; and (vii) conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate. In connection with its review, Moelis did not assume any responsibility for independent verification of (and did not independently verify) any of the information supplied to, discussed with, or reviewed by Moelis and, with the consent of the Debtors, relied on such information being complete and accurate in all material respects. In

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addition, at the direction of the Debtors, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, insurance-related, derivative, off-balance-sheet, tax-related, or otherwise, nor was Moelis furnished with any such evaluation or appraisal) of the Reorganized Debtors. Moelis also assumed, with the Debtors’ consent, that the final form of the Plan does not differ in any respect material to its analysis from the final draft of the Plan that Moelis reviewed.

The estimated Enterprise and Equity Values set forth herein do not constitute a recommendation to any Holder of a Claim as to how such Holder of a Claim should vote or otherwise act with respect to the Plan. Moelis has not been asked to and does not express any view as to what the trading value of the Reorganized Debtors’ securities would be when issued pursuant to the Plan or the prices at which they may trade in the future. The estimated Enterprise and Equity Values set forth herein does not constitute an opinion as to fairness from a financial point of view to any Holder of a Claim of the consideration to be received by such Holder of a Claim under the Plan, if any, or of the terms and provisions of the Plan.

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Valuation Methodologies

In preparing its valuation, Moelis performed a variety of financial analyses and considered a variety of factors. The following is a brief summary of the material financial analyses performed by Moelis, which consisted of (a) a discounted unlevered cash flow analysis, (b) a selected publicly traded companies analysis, and (c) for reference only, a selected transactions analysis. This summary does not purport to be a complete description of the analyses performed and factors considered by Moelis. The preparation of a valuation analysis is a complex analytical process involving various judgmental determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular facts and circumstances, and such analyses and judgments are not readily susceptible to summary description. As such, Moelis’ valuation analysis must be considered as a whole. Reliance on only one of the methodologies used, or portions of the analysis performed, could create a misleading or incomplete conclusion as to enterprise value.

A.	Discounted Unlevered Cash Flow Analysis. The discounted cash flow (“DCF”) analysis is a valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business plus a present value of the estimated terminal value of that asset or business. Moelis’ DCF analysis used the Financial Projections’ estimated debt-free, after-tax free cash flows through December 31, 2026. These cash flows were then discounted at a range of estimated weighted average costs of capital (“Discount Rate”) for the Reorganized Debtors. In determining the estimated terminal value of the Reorganized Debtors, Moelis utilized the perpetuity growth rate method which estimates a range of values for the Reorganized Debtors at the end of the Projection Period based on applying a range of growth rates to final year unlevered free cash flow. In estimating a range of perpetuity growth rates for its DCF analysis, Moelis took into account the highly contractual nature of the Reorganized Debtors’ business, the long-term secular declines in the Reorganized Debtors’ linear business segment, and the nascent nature of the Reorganized Debtors’ DTC business segment.

To determine the Discount Rate, Moelis used the estimated cost of equity and the estimated after-tax cost of debt for the Reorganized Debtors, assuming a targeted, long-term, debt-to-total capitalization ratio based on debt-to-capitalization ratios of the selected publicly traded companies and the proposed capital structure contemplated by the Plan. Moelis calculated the cost of equity based on (i) the capital asset pricing model, which assumes that the expected equity return is a function of the risk-free rate, equity risk premium, and the correlation of the stock performance of the selected publicly traded companies to the return on the broader market, and (ii) an adjustment related to the estimated equity market capitalization of the Reorganized Debtors, which reflects the historical equity risk premium of small, medium, and large equity market capitalization companies. Moelis utilized the statutory corporate tax rate in determining a go-forward blended tax rate. Moelis calculated the cost of debt utilizing its judgment based on the size, industry, and end-uses for the Reorganized Debtors and on corporate credit spreads in the current market environment.

B.	Selected Publicly Traded Companies Analysis The selected publicly traded companies analysis is based on the enterprise values of selected publicly traded broadcasting and

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regional sports network companies, diversified media and networks companies, and streamers that have operating and financial characteristics comparable in certain respects to the Reorganized Debtors. Under this methodology, certain financial multiples that measure financial performance and value are calculated for each selected company and then applied to certain financial metrics for the Reorganized Debtors to imply an enterprise value for the Reorganized Debtors. Moelis used, among other measures, enterprise value (defined as market value of equity, plus book value of debt and book value of preferred stock and minority interests, less cash, subject to adjustments for other items where appropriate) for each selected company as a multiple of such company’s publicly available consensus projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for calendar year 2024 and 2025.

Although the selected companies were used for comparison purposes, no selected publicly traded company is either identical or directly comparable to the business of the Reorganized Debtors. Accordingly, Moelis’ comparison of selected publicly traded companies to the business of the Reorganized Debtors and analysis of the results of such comparisons was not purely mathematical, but instead involved considerations and judgments concerning differences in operating and financial characteristics and other factors that could affect the relative values of the selected publicly traded companies and the Reorganized Debtors. The selection of appropriate companies for this analysis is a matter of judgment and subject to limitations due to sample size and the public availability of meaningful market-based information.

C.	Selected Transactions Analysis. Moelis conducted a selected transactions analysis for reference only and did not rely on the selected transactions analysis in determining its valuation analysis. The selected transactions analysis is based on the implied enterprise values of companies and assets involved in publicly disclosed merger and acquisition transactions for which the targets had operating and financial characteristics comparable in certain respects to the Reorganized Debtors. Under this methodology, a multiple is derived using the enterprise value of each such target, calculated as the consideration paid and the net debt assumed in the selected precedent transaction relative to a financial metric, in this case EBITDA. Such multiples were then applied to the Reorganized Debtors’ EBITDA projected for the twelve month period as of December 31, 2024, to imply an enterprise value for the Reorganized Debtors. Moelis analyzed various merger and acquisition transactions that have occurred in the broadcasting / regional sports network sector since 2012.

Although the selected precedent transactions were used for comparison purposes, no company included in the selected precedent transaction analysis is either identical or directly comparable to the business of the Reorganized Debtors. Accordingly, Moelis’ comparison of selected precedent transactions to the business of the Reorganized Debtors and analysis of the results of such comparisons was not purely mathematical, but instead involved considerations and judgments concerning differences in operating and financial characteristics and other factors that could affect the relative values implied by the selected precedent transactions analysis and the Reorganized Debtors. The selection of appropriate transactions for this analysis is a matter of judgment and subject to limitations due to sample size and the public availability of meaningful market-based information. Due to the limited number of recent transactions with

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disclosed financials in the broadcasting / regional sports network sector, this methodology was considered for reference only.

Reorganized Debtors - Valuation Considerations

The estimated Enterprise Value and Equity Value set forth herein is not necessarily indicative of actual value, which may be significantly higher or lower than the ranges set forth herein. Accordingly, none of the Debtors, Moelis, or any other person assumes responsibility for the accuracy of such estimated Enterprise Value. Depending on the actual financial results of the Debtors or changes in the economy and the financial markets, the equity value of the Reorganized Debtors as of the Assumed Valuation Date may differ from the estimated Equity Value set forth herein. In addition, the market prices, to the extent there is a market, of the Reorganized Debtors’ securities will depend upon, among other things, prevailing interest rates, conditions in the economy and the financial markets, the investment decisions of creditors receiving such securities under the Plan (some of whom may prefer to liquidate their investment rather than hold it on a long-term basis), and other factors that generally influence the prices of securities.

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